As filed with the Securities and Exchange Commission on June 19, 2009

Registration No. 333-158963

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

1st FINANCIAL SERVICES CORPORATION

(Exact name of Registrant as specified in its charter)

North Carolina	6022	26-0207901
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

101 Jack Street

Hendersonville, North Carolina 28792

(Address of Registrant’s principal executive offices, including zip code)

(828) 697-3100

Registrant’s telephone number, including area code

Gregory L. Gibson

1st Financial Services Corporation

101 Jack Street

Hendersonville, North Carolina 28792

(828) 697-3100

(Name, address and telephone number of agent for service)

Copies to:

E. Knox Proctor V, Esq. Ward and Smith, P.A. 1001 College Court New Bern, North Carolina 28562 (252) 672-5427	Anthony Gaeta, Jr., Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615 (919) 845-2558

Approximate date of commencement of proposed sale to the public:

As soon as practicable following the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF ADDITIONAL REGISTRATION FEE(1)

Title of each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Additional shares of Common Stock, $5.00 par value	434,322	$5.00	$2,171,610	$121
Options to purchase Common Stock	—	—	—	—

(1)	This Registration Statement covers shares of Registrant’s common stock, and options to purchase such common stock, to be issued by Registrant in exchange for shares of common stock of AB&T Financial Corporation (“AB&T”), and options therefore, in connection with the merger of AB&T with and into Registrant. Pursuant to Rule 416, this Registration Statement also covers any additional shares of common stock issued or that become issuable from time to time under the anti-dilution provisions contained in the warrant as a result of stock splits, stock dividends and similar transactions.
(2)	Represents shares of common stock that may be issued by Registrant upon the exercise of outstanding stock options earlier granted by AB&T, and which will be assumed by Registrant in connection with, and upon the effective date of, the merger of AB&T with and into Registrant, as described herein.
(3)	Calculated solely for purposes of this Registration Statement under Rule 457(f) based on the average of the last reported bid and asked prices of AB&T’s common stock on the OTC Bulletin Board as of June 11, 2009.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

JOINT PROXY STATEMENT / PROSPECTUS

The Boards of Directors of AB&T Financial Corporation and 1st Financial Services Corporation have agreed to merge AB&T into 1st Financial. This document is a combined Joint Proxy Statement/Prospectus being distributed by AB&T and 1st Financial to their shareholders in connection with the meetings of their shareholders that have been called to vote on the merger. It contains important information, and you should read it carefully.

Merger Consideration.    AB&T’s shareholders will receive:

•	For each share they own of AB&T common stock: 1.175 shares of 1st Financial’s $5 par value common stock, and

•	For each share they own of AB&T Fixed Rate Cumulative Perpetual Preferred Stock, Series A: 1 share of 1st Financial’s no par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

1st Financial common stock currently is traded on The OTC Bulletin Board under the symbol “FFIS.” The most recent reported closing price of 1st Financial common stock on                     , 2009, was $            . AB&T’s common stock currently is traded on the OTC Bulletin Board under the symbol “ABTO.” The most recent reported closing price of AB&T’s common stock on                     , 2009, was $            . Both companies’ common stocks are relatively thinly traded.

Facts for AB&T Shareholders.

•     You have “dissenters’ rights.”

•     The merger will be tax free to you, except for cash you receive for fractional shares or as a “dissenting” shareholder.

•     After the merger, AB&T will cease to exist and 1st Financial will survive.

•     AB&T will hold a special meeting of shareholders on                     , 2009, to vote on the merger.

Facts for 1st Financial Shareholders.

•     You do not have “dissenters’ rights.”

•     The merger will not have a tax effect on you.

•     The merger will not change the number of shares of 1st Financial common stock you own.

•     1st Financial will hold a special meeting of shareholders on                     , 2009, to vote on the merger.

Facts for both AB&T’s and 1st Financial’s Shareholders.

•

The terms of the merger are contained in a written agreement dated as of February 16, 2009. It is referred to in this document as the “Agreement.” A copy of the Agreement is attached as Appendix A, and you should read it carefully.

•	After the merger, AB&T’s shareholders will own approximately 38.62%, and 1st Financial’s current shareholders will own approximately 61.38%, of 1st Financial’s outstanding common stock.

•	AB&T’s and 1st Financial’s Boards of Directors recommend the merger to their shareholders.

Some risk factors AB&T’s and 1st Financial’s shareholders should consider before they decide how to vote on the merger are described in this document under the heading “Risk Factors,” which begins on page 19.

Neither the Securities and Exchange Commission nor any state securities regulator has approved of the 1st Financial common stock to be issued in the merger or determined if this document is accurate or complete. It is a criminal offense to tell you otherwise.

The shares of 1st Financial common stock to be issued to holders of AB&T common stock will represent equity interests in 1st Financial. They are not bank deposits or savings accounts, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency or other person, and will be subject to investment risk, including the possible loss of principal.

This Joint Proxy Statement/Prospectus is dated                     , 2009, and is being mailed to both AB&T’s and 1st Financial’s shareholders on or about                     , 2009.

The information in this prospectus is not complete and may be changed. 1st Financial may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

AB&T FINANCIAL CORPORATION

The Special Meeting of shareholders of AB&T Financial Corporation will be held at                      on                     , 2009, at                      located at                      Street, in Gastonia, North Carolina.

The purposes of the meeting are:

1.

Proposal to Approve an Agreement and Plan of Merger.    To consider and vote on a proposal to approve an Agreement and Plan of Merger, dated as of February 16, 2009 (the “Agreement”), between AB&T Financial Corporation (“AB&T”) and 1st Financial Services Corporation (“1st Financial”) (a copy of which is attached as Appendix A to the Joint Proxy Statement/Prospectus accompanying this Notice), and to approve the transactions described in the Agreement, including, without limitation, the merger of AB&T into 1st Financial and the conversion of (a) outstanding shares of AB&T’s common stock into the right to receive shares of 1st Financial’s common stock and (b) each outstanding share of AB&T’s preferred stock into the right to receive a share of 1st Financial’s preferred stock, all as more fully described in the Agreement and in this Joint Proxy Statement/Prospectus; and

2.	Proposal to Authorize Management to Adjourn the Special Meeting. To consider and vote on a proposal to authorize AB&T’s management to adjourn the Special Meeting for up to 120 days, if necessary, to allow additional time to solicit votes needed to approve the Agreement; and

3.	Other Business. To transact any other business properly presented for action at the meeting.

At the Special Meeting, you may cast one vote for each share of AB&T common stock and each share of AB&T preferred stock you held of record on                     , 2009, which is the record date for the meeting.

AB&T’s Board of Directors recommends that holders of AB&T common stock and AB&T preferred stock vote “FOR” the Agreement and “FOR” the proposal to authorize management to adjourn the Special Meeting to allow additional time to solicit votes needed to approve the Agreement.

If the Agreement is approved and the merger is completed, holders of both AB&T common stock and AB&T preferred stock will have the right to dissent and demand payment of the fair value of their shares. Your right to dissent is conditioned on your strict compliance with the requirements of Article 13 of Chapter 55 of the North Carolina General Statutes. The full text of that statute is attached as Appendix B to the Joint Proxy Statement/Prospectus which accompanies this Notice.

You are invited to attend the meeting in person. However, even if you plan to attend, please complete, sign and date the enclosed appointment of proxy and return it to AB&T as soon as you can in the accompanying envelope. Doing that will help ensure that your shares of AB&T common stock are represented and that a quorum is present at the meeting. Even if you sign an appointment of proxy, you may still revoke it later or attend the meeting and vote in person.

By Order of the Board of Directors

Daniel C. Ayscue
President and Chief Executive Officer

Gastonia, North Carolina

                    , 2009

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

1ST FINANCIAL SERVICES CORPORATION

A Special Meeting of shareholders of 1st Financial Services Corporation will be held at                     .m. on                     , 2009, at the                          located at                  in                  , North Carolina.

The purposes of the meeting are:

1.

Proposal to Approve an Agreement and Plan of Merger.    To consider and vote on a proposal to approve an Agreement and Plan of Merger, dated as of February 16, 2009 (the “Agreement”), between AB&T Financial Corporation (“AB&T”) and 1st Financial Services Corporation (“1st Financial”) (a copy of which is attached as Appendix A to the Joint Proxy Statement/Prospectus accompanying this Notice), and to approve the transactions described in the Agreement, including, without limitation, the merger of AB&T into 1st Financial and the conversion of (a) outstanding shares of AB&T’s common stock into the right to receive shares of 1st Financial’s common stock and (b) outstanding shares of AB&T’s preferred stock into the right to receive shares of 1st Financial’s preferred stock, all as more fully described in the Joint Proxy Statement/Prospectus; and

2.

Proposal to Authorize Management to Adjourn the Special Meeting.    To consider and vote on a proposal to authorize 1st Financial’s management to adjourn the Special Meeting for up to 120 days, if necessary, to allow additional time to solicit votes needed to approve the Agreement; and

3.	Other Business. To transact any other business properly presented for action at the meeting.

At the Special Meeting, you may cast one vote for each share of 1st Financial common stock you held of record on                      , 2009, which is the record date for the meeting.

1st Financial’s Board of Directors recommends that holders of 1st Financial common stock vote “FOR” the Agreement and “FOR” the proposal to authorize management to adjourn the Special Meeting to allow additional time to solicit votes needed to approve the Agreement.

You are invited to attend the meeting in person. However, even if you plan to attend, please complete, sign and date the enclosed appointment of proxy and return it to 1st Financial as soon as you can in the accompanying envelope. Doing that will help ensure that your shares of 1st Financial common stock are represented and that a quorum is present at the meeting. Even if you sign an appointment of proxy, you may still revoke it later or attend the meeting and vote in person.

By Order of the Board of Directors

Gregory L. Gibson
Chief Executive Officer

Hendersonville, North Carolina

                     , 2009

SUMMARY

The following summary is an overview of the most material aspects of this offering. This summary may not contain all the information that is important to you. To better understand the Agreement that will be voted on by AB&T’s and 1st Financial’s shareholders at their respective shareholder meetings, you should read this entire document carefully. Some items in this summary include a page reference directing you to a more complete discussion of the information in that item.

General Information

AB&T and 1st Financial propose to merge AB&T into 1st Financial.	The terms and conditions of the merger are provided for in the Agreement dated February 16, 2009 between AB&T and 1st Financial. A copy of the Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus, and you should read it carefully. When the merger becomes effective:

•	AB&T will be merged into 1st Financial, with 1st Financial as the surviving company,

•	Outstanding shares of AB&T common stock will be converted into the right to receive shares of 1st Financial common stock, and

•	Outstanding shares of AB&T preferred stock will be converted into the right to receive shares of 1st Financial preferred stock.

•

Outstanding options and warrants to purchase AB&T common stock will be converted into options or warrants to purchase 1st Financial common stock based on the exchange ratio. (See “The Merger” on page     .)

Each share of AB&T common stock will be converted into the right to receive 1.175 shares of 1st Financial common stock.	When the merger is completed, each outstanding share of AB&T common stock (except for shares held by AB&T’s shareholders who “dissent”) automatically will be converted into the right to receive 1.175 shares of 1st Financial common stock, and cash for fractional shares. (See “The Merger — Conversion of AB&T Capital Stock” on page , “Rights of Dissenting AB&T Shareholders” on page , and “Capital Stock of 1st Financial — Description of Capital Stock” on page .)

1st Financial will pay cash instead of issuing fractional shares.	The conversion of shareholders’ AB&T common stock will result in fractional shares of 1st Financial common stock in many cases. 1st Financial will pay cash, determined by multiplying the fraction by the closing price of 1st Financial shares on the date the merger becomes effective, rather than issuing fractional shares. (See “The Merger — Treatment of Fractional Shares” on page .)

Each share of AB&T preferred stock will be converted into the right to receive a share of 1st Financial preferred stock.	When the merger is completed, each outstanding share of AB&T Series A preferred stock (except for shares held by AB&T’s shareholders who “dissent”) automatically will be converted into the right to receive one share of 1st Financial preferred stock. (See “The Merger — Conversion of AB&T Capital Stock” on page , and “Rights of Dissenting AB&T Shareholders” on page .)

Each option or warrant to purchase AB&T common stock will be converted into an option or warrant to purchase 1st Financial common stock.	When the merger is completed, each outstanding option or warrant to purchase shares of AB&T common stock will be converted into the right to purchase shares of 1st Financial common stock adjusted based on the exchange ratio. (See “The Merger –– Conversion of Options and Warrants” on page .)

This Registration Statement does not cover 1st Financial preferred stock or the warrant to be issued	1st Financial’s preferred stock and AB&T’s Series A preferred stock, and the warrant to purchase AB&T common stock which will be converted to a warrant to purchase 1st Financial common stock, are unregistered securities not involving a public offering under Section 4(2) of the Securities Act of 1933. These securities were purchased by the United States Department of the Treasury under the Capital Purchase Program of the Troubled Assets Relief Program. Under North Carolina corporate law, AB&T’s Series A preferred stock is entitled to receive a copy of the proxy statement contained in this registration statement, to vote on the merger, and to dissent from the merger. However, this registration statement does not cover the conversion of the unregistered AB&T Series A preferred stock into 1st Financial’s unregistered preferred stock.

AB&T’s financial advisor said the merger is fair to the AB&T’s shareholders.	FIG Partners, LLC has served as AB&T’s financial advisor in connection with the merger. It has given AB&T’s Board of Directors its written opinion that it believes the consideration to be received by AB&T’s sharehholders in the merger is fair from a financial point of view. A copy of the opinion is attached as Appendix C to this Joint Proxy Statement/Prospectus and AB&T’s shareholders should read it carefully. (See “The Merger — Opinion of AB&T’s Financial Advisor” on page .)

1st Financial’s financial advisor said the merger is fair to 1st Financial’s shareholders.	The Carson Medlin Company has served as 1st Financial’s financial advisor in connection with the merger. It has given 1st Financial’s Board of Directors its written opinion that the consideration to be paid to AB&T’s shareholders under the Agreement is fair from a financial point of view to 1st Financial and its shareholders. A copy of the opinion is attached as Appendix D to this Joint Proxy Statement/Prospectus and 1st Financial’s shareholders should read it carefully. (See “The Merger — Opinion of 1st Financial’s Financial Advisor” on page .)

The merger will be treated as an “acquisition” for accounting purposes.	The merger will be accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of AB&T as of the effective time will be recorded at their respective fair values and added to those of 1st Financial. However, certain applications of the acquisition method have been changed significantly. (See “The Merger — Accounting Treatment” on page .)

The merger will be tax free to AB&T’s shareholders, other than for cash they receive for fractional shares or as “dissenting shareholders.”

AB&T and 1st Financial have received a written opinion from Porter Keadle Moore, LLP to the effect that, for holders of AB&T common stock and AB&T preferred stock, the merger will be treated as a “tax-free reorganization” for federal income tax purposes. Also, cash received for fractional shares of 1st Financial common stock or on the exercise of “dissenters’ rights” will not be treated as tax free. There are various qualifications and limitations to the tax opinion, and each AB&T shareholder’s individual circumstances may affect the tax consequences of the merger to that shareholder. AB&T’s shareholders should consult their own tax advisors in order to make an evaluation of the tax consequences of the merger based on their particular individual circumstances. (See “The Merger — Material Federal Income Tax Consequences” on page     .)

AB&T’s shareholders have “dissenters’ rights” in the merger.	If the merger is completed, North Carolina law gives holders of AB&T common stock and AB&T preferred stock the right to dissent and to receive the “fair value” of their shares in cash. Holders of 1st Financial stock do not have the right to dissent.

Having dissenters’ rights means that an AB&T shareholder may “dissent” and receive the “fair value” of his or her AB&T stock in cash instead of accepting the consideration offered in the merger. For an AB&T shareholder to dissent, the shareholder must, among other things:

•

Give to AB&T, before the vote on the Agreement is taken at the AB&T Special Meeting, timely written notice of the shareholder’s intent to dissent and demand payment for his or her shares if the merger is completed;

•	Not vote in favor of the Agreement;

•

Demand payment and deposit his or her share certificates by the date set forth in, and in accordance with the terms and conditions of, a “dissenters’ notice” that will be sent to the shareholder by AB&T; and

•	Otherwise satisfy the requirements of the North Carolina statutes which are attached as Appendix B to this Joint Proxy Statement/Prospectus.

To dissent, an AB&T shareholder must follow the requirements of the North Carolina statutes, including giving the required written notice before the vote on the Agreement is taken at the AB&T Special Meeting. Those steps are summarized under the caption “Rights of Dissenting AB&T Shareholders” on page     , and a copy of the North Carolina dissenter’s rights statutes are attached as Appendix B to this Joint Proxy Statement/Prospectus. AB&T’s shareholders who intend to exercise dissenters’ rights should read the appropriate statutes carefully and consult with their own legal counsel. AB&T’s shareholders also should remember that if they return signed appointments of proxy but fail to provide instructions as to how their shares of AB&T common stock are to be voted, they will be considered to have voted “FOR” the Agreement and will not be able to assert dissenters’ rights. Also, AB&T’s shareholders who exercise dissenters’ rights may have taxable income as a result, so shareholders who intend to dissent also should consult with their own tax advisors. (See “Rights of Dissenting AB&T Shareholders” on page     , and “The Merger — Material Federal Income Tax Consequences” on page     .)

The rights of holders of AB&T common stock are different from the rights of 1st Financial shareholders.	When AB&T shareholders receive 1st Financial common stock for their AB&T common stock, they will become shareholders of 1st Financial. There are certain differences that AB&T’s shareholders should be aware of between the rights of holders of AB&T common stock and the rights of holders of 1st Financial common stock. (See “Capital Stock of 1 st Financial — Differences in Capital Stock of 1st Financial and AB&T” on page .) Those differences include:

•

AB&T’s shareholders have dissenters’ rights in connection with various types of corporate transactions, including mergers, while 1st Financial’s shareholders do not have dissenters’ rights because 1st Financial has at least 2,000 shareholders of record.

•

AB&T’s charter requires a two-thirds vote of shareholders to approve any merger or similar transaction when that transaction has not been recommended by a majority of AB&T’s directors who are unaffiliated with any other party to that transaction. 1st Financial’s charter has no such provision.

•	1st Financial’s charter permits, but does not require, directors to consider:

•	in addition to the interests of shareholders, the social and economic effects of decisions they make and the interests of employees, depositors, customers, creditors, and communities served,

•	in any change of control proposal, in addition to profits to shareholders, factors that affect the viability and integrity of the surviving company.

AB&T’s charter contains no such provision.

•	1st Financial’s charter authorizes the Board to issue more shares of its two classes of stock than AB&T’s board may issue of its two classes of stock.

AB&T’s officers and directors have special interests in the merger that are different from those of other AB&T shareholders.	Some of AB&T’s officers and directors will receive payments or other benefits as a result of the merger that give them interests in the merger that are not shared by all AB&T shareholders. The most significant of those payments and benefits are described below.

•

AB&T’s President and Chief Executive Officer, Daniel C. Ayscue, will receive a new employment agreement which provides, among other things, for severance compensation and a change of control payment under certain circumstances. He also will become vested in benefits under AB&T’s existing incentive stock option plan.

•

Stock options held by AB&T’s directors, officers, and employees will be converted into options, based on the exchange ratio, to purchase shares of 1st Financial common stock which, on                    2009, would have amounted to            shares for Mr. Ayscue, and an aggregate of

approximately            shares for all AB&T’s directors and executive officers as a group. Under the contractual terms of AB&T’s stock option plans, outstanding director and employee options will become fully vested when the merger is effective, so the options received to purchase 1st Financial stock will be fully vested.

•	Two of AB&T’s current directors, one of whom shall be Mr. Wayne F. Shovelin, will be selected to serve as members of 1st Financial’s Board, and they will receive fees for their services.

(See “The Merger — Special Interests of AB&T’s Directors and Officers” on page    .)

1st Financial’s directors and executive officers will continue to serve in their current positions.	1st Financial’s current directors and executive officers will continue to serve in their current positions with 1st Financial following the merger. (See “Information About 1st Financial — Board of Directors” on page and “— Executive Officers” on page , and “Information About AB&T — Executive Officers” on page .)

1st Financial’s current directors and executive officers beneficially own an aggregate of 1,386,441 shares of 1st Financial’s outstanding common stock (including shares covered by exercisable stock options they hold) which amounts to approximately 24.68% of 1st Financial’s outstanding shares. Following the merger, it is expected that those shares will amount to approximately 17.02% of 1st Financial’s outstanding common stock. (See “Information About 1st Financial  — Beneficial Ownership of Common Stock” on page    .)

The Agreement will be voted on at the AB&T Special Meeting. AB&T’s Board of Directors recommends that AB&T’s shareholders vote “FOR” the Agreement.	AB&T will hold its Special Meeting on , 2009, at at located at in Gastonia, North Carolina. At the meeting, AB&T’s shareholders will vote on a proposal to approve the Agreement that provides for the merger and on a proposal to authorize AB&T’s management to adjourn the meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement.

AB&T’s Board of Directors has approved the Agreement and recommends that AB&T’s shareholders vote “FOR” its approval. (See “The Merger — Recommendations of Boards of Directors and Reasons for the Merger” on page    .) AB&T’s Board of Directors also recommends that AB&T’s shareholders vote “FOR” the proposal to authorize management to adjourn the meeting to allow additional time to solicit votes needed to approve the Agreement. (See “Information About AB&T — Proposal to Authorize Management to Adjourn the AB&T Special Meeting” on page    .)

To complete the merger, the Agreement must be approved by the affirmative vote of a majority of the outstanding shares of AB&T common stock and by the affirmative vote of a majority of the outstanding shares of the AB&T preferred stock. Accordingly, if a holder of AB&T common stock or AB&T preferred stock fails to vote on the merger at the AB&T Special Meeting, it will have the same effect as a vote against the merger. (See “The Merger — Required Shareholder Approvals” on page    .) AB&T’s directors and executive officers and their affiliates have the right to vote an aggregate of 203,183 shares of AB&T common stock, or approximately 8.90% of the outstanding shares of AB&T common stock that can be voted at the AB&T Special Meeting. (See “Information About AB&T — Beneficial Ownership of Capital Stock” on page    .)

You can vote at the AB&T Special Meeting if you were a record owner of AB&T common stock or AB&T preferred stock at the close of business on            , 2009. On that date, there were             outstanding shares of AB&T common stock and 3,500 outstanding shares of AB&T preferred stock. You may cast one vote for each share of AB&T common stock and for each share of preferred stock that you owned of record on the record date. (See “The Shareholders’ Meetings—Special Meeting of AB&T’s Shareholders” on page    .)

There will be a Special Meeting of 1st Financial’s shareholders to vote on the Agreement. 1st Financial’s Board of Directors recommends that 1st Financial’s shareholders vote “FOR” the Agreement.	1st Financial will hold its Special Meeting on , 2009, at .m., at the located at in , North Carolina. At the meeting, holders of 1st Financial common stock will vote on a proposal to approve the Agreement that provides for the merger and on a proposal to authorize 1st Financial’s management to adjourn the meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement.

1st Financial’s Board of Directors also has approved the Agreement and recommends that 1st Financial’s shareholders vote “FOR” its approval. (See “The Merger — Recommendations of Boards of Directors and Reasons for the Merger” on page     ). 1st Financial’s Board of Directors also recommends that 1st Financial’s shareholders vote “FOR” the proposal to authorize management to adjourn the meeting to allow additional time to solicit votes needed to approve the Agreement. (See “Information About 1st Financial — Proposal to Authorize Management to Adjourn the 1st Financial Special Meeting” on page     .)

To complete the merger, the Agreement must be approved by the affirmative vote of a majority of the outstanding shares of 1st Financial common stock. Accordingly, if a holder of 1st Financial common stock fails to vote on the merger at the 1st Financial Special Meeting, it will have the same effect as a vote against the merger. (See “The Merger — Required Shareholder Approvals” on page     .) 1st Financial’s directors and executive officers and their affiliates have the right to vote an aggregate of 767,682 shares of 1 st Financial common stock, or approximately 15.36% of the outstanding shares that can be voted at the 1st Financial Special Meeting. 1st Financial expects that those shares will be voted for approval of the Agreement.

(See “Information About 1st Financial — Beneficial Ownership of Common Stock” on page .)

You can vote at the 1st Financial Special Meeting if you were a record owner of 1st Financial common stock at the close of business on                     , 2009. On that date, there were                      outstanding shares of 1st Financial common stock. You may cast one vote for each share of 1st Financial common stock that you owned of record on the record date. (See “The Shareholders’ Meetings—Special Meeting of 1st Financial’s Shareholders” on page     .)

A federal banking regulator also must approve the merger.	The merger also is subject to approval by the Federal Reserve Bank of Richmond.

1st Financial and AB&T are awaiting approval from the Federal Reserve Board. (See “The Merger — Required Regulatory Approval” on page     .)

There are various other conditions to the merger.	In addition to required shareholder and regulatory approvals, and receipt of the fairness opinions and a tax opinion, the Agreement contains various other conditions which are customary in merger transactions that must be satisfied for the merger to be completed. Those other conditions include performance by 1st Financial and AB&T of their respective agreements, the absence of material adverse changes in either company’s business, receipt of opinions from their respective legal counsel, compliance with laws that apply to the merger, and the absence of any legal or regulatory proceeding that challenges the merger or that otherwise adversely affects the merger or either company. (See “The Merger — Conditions to the Merger” on page .)

There are ways in which the Agreement could be terminated before the merger is completed.	Before the merger is completed, the Agreement may be terminated by the mutual agreement of AB&T and 1st Financial and, under conditions described in the Agreement, it also may be terminated by either AB&T or 1st Financial alone. (See “The Merger — Termination of the Agreement” on page .)

The merger is expected to be completed during the second or third quarter of 2009.	Subject to approval by the Federal Reserve Bank of Richmond and AB&T’s and 1st Financial’s shareholders, AB&T and 1st Financial expect that the merger will become effective during the second or third quarter of 2009. (See “The Merger — Closing Date and Effective Time” on page .)

AB&T and 1st Financial are bank holding companies; Alliance and Mountain 1st are banks.

AB&T.    AB&T is a North Carolina business corporation registered with the Federal Reserve Board as a bank holding company and is the parent company of Alliance Bank & Trust Company. The mailing address of AB&T’s executive office is 292 West Main Avenue, Gastonia, NC 28052, and its telephone number is (704) 867-5828. It has no separate operations and conducts no business on its own other than owning Alliance and supporting its business. AB&T’s consolidated financial statements for December 31, 2008, reflected total assets of $170.3 million and an accumulated deficit of $514 thousand.

Alliance is an FDIC-insured North Carolina banking corporation that engages in a general commercial banking business and is a wholly-owned subsidiary of AB&T. Alliance’s principal office address is 292 West Main Avenue, Gastonia, NC 28052, and its telephone number is (704) 867-5828. Its principal activities include soliciting deposits from, and making loans to, individuals and small- and medium-sized businesses in its banking market which includes Cleveland and Gaston Counties, North Carolina. Alliance engages in all types of commercial lending, but has significant concentrations in real estate mortgage and commercial and industrial loans. Approximately 70.51% of its loans are variable rate loans and 29.49% are fixed rate loans. Alliance offers all types of deposit products to its customers, with savings and time deposits comprising a significant portion of its deposits. See “Information About AB&T — Business” on page     .

1st Financial.    1st Financial is a North Carolina business corporation registered with the Federal Reserve Board as a bank holding company and is the parent company of Mountain 1st Bank & Trust Company. The mailing address of 1st Financial’s executive office is 101 Jack Street, Hendersonville, NC 28792, and its telephone number is (828) 697-3100. 1st Financial has no separate operations and conducts no business on its own other than owning Mountain 1st and supporting its business. 1st Financial’s consolidated financial statements for the year ended December 31, 2008, reflected total assets of $707.7 million and net income of $339 thousand.

Mountain 1st is an FDIC-insured North Carolina banking corporation that engages in a general commercial banking business and is a wholly-owned subsidiary of 1st Financial. Mountain 1st’s principal office and telephone number are the same as those of 1st Financial. Its principal activities include soliciting deposits from, and making loans to, individuals and small- and medium-sized businesses in its banking market which includes the ten counties in western North Carolina where its 15 banking offices are located. Mountain 1st engages in all types of commercial lending, but has significant concentrations in real estate and commercial loans. Approximately 73.54% of its loans are variable rate loans and 26.46% are fixed rate loans. Mountain 1st offers all types of deposit products to its customers. (See “Information About 1st Financial — Business” on page     .)

1st Financial common stock and AB&T common stock are both traded on the Over-the-Counter Bulletin Board.

The trading symbol for 1st Financial common stock is “FFIS.” On February 16, 2009 (the day before the merger was publicly announced), and                     , 2009, the most recent reported closing prices of 1st Financial common stock were $5.50 and $            , respectively. The trading symbol for AB&T common stock is

“ABTO.” On February 16, 2009 (the day before the merger was publicly announced), and                     , 2009, the most recent reported closing prices of AB&T common stock were $6.75 and $            , respectively. (See “Market and Dividend Information” on page         .)

The merger involves some risks for AB&T’s shareholders.	In deciding how to vote on the Agreement and merger, holders of AB&T’s common stock will be making an investment decision on whether to take 1st Financial common stock in exchange for their AB&T common stock. There are some special factors AB&T’s shareholders should consider before they decide how to vote on the Agreement. (See “Risk Factors” on page .)

Selected Financial Information

1st Financial.    The following table contains selected historical consolidated financial information for 1st Financial on the dates and for the periods indicated. This selected financial information has been derived from, and you should read it in conjunction with, 1st Financial’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with related financial statement footnotes, which are included in this Joint Proxy Statement/Prospectus. 1st Financial became the parent holding company of Mountain 1st on May 24, 2008. Financial information for prior periods is for Mountain 1st alone. (See “Consolidated Financial Statements of 1st Financial Services Corporation” on page F-1.)

	As of and for the Three Months Ended March 31, 2009	As of and for the Years Ended December 31,
		2008	2007	2006	2005	2004*
	(dollars in thousands, except per share data)
Summary Balance Sheet Data
Assets	$716,881	$707,136	$606,491	$476,414	$322,777	$159,173
Loans, net	579,921	575,020	514,372	373,433	239,357	123,245
Deposits	589,375	591,014	529,105	424,482	279,953	141,952
Stockholders’ equity	63,110	62,570	46,212	42,995	39,871	16,011

Summary Results of Operations Data:
Total interest income	$8,707	$38,550	$40,740	$29,288	$14,480	$3,306
Total interest expense	3,190	17,905	19,675	13,429	5,616	1,257

Net interest income	5,517	20,645	21,065	15,859	8,864	2,049
Provision for loan losses	2,305	6,520	3,390	2,396	1,812	1,840

Net interest income after provision for loan losses	3,212	14,125	17,675	13,463	7,052	209
Total other income	1,591	4,824	4,294	3,505	2,528	789
Total other expense	4,394	18,512	16,211	12,679	11,204	2,126

Income before income taxes	409	437	5,758	4,289	(1,624)	(1,128)
Income taxes	34	98	2,218	1,509	(553)	—

Net income	$375	$339	$3,540	$2,780	$(1,071)	$(1,128)

Net income per share information:
Basic	$0.02	$0.04	$0.71	$0.56	$(0.25)	$(0.44)
Diluted	0.02	0.04	0.66	0.51	(0.25)	(0.44)
Cash dividends	—	—	0.10	—	—	—

Weighted Average Number of Shares Outstanding
Basic	4,997,027	4,997,027	4,988,604	4,977,795	4,295,894	2,539,428
Diluted	4,997,320	5,234,295	5,381,687	5,442,835	4,295,894	2,539,428

Selected Ratios
Return on average assets	0.21%	0.05%	0.65%	0.68%	-0.44%	-1.14%
Return on average equity	2.59%	0.69%	7.85%	6.67%	-3.43%	-6.99%
Net interest margin	3.25%	3.24%	4.01%	4.02%	3.79%	3.15%

Asset Quality Ratios
Nonperforming loans to period-end loans	2.00%	1.86%	0.26%	0.16%	n/a	n/a
Allowance for loan losses to period-end loans	1.66%	1.55%	1.46%	1.54%	1.53%	1.50%
Allowance for loan losses to nonperforming loans	82.76%	83.41%	564.16%	943.54%	n/a	n/a
Nonperforming assets to total assets	1.96%	1.82%	0.22%	0.13%	n/a	n/a
Net charge-offs to average loans	0.27%	0.89%	0.35%	0.09%	n/a	n/a

Capital Ratios
Total risk-based capital	11.64%	12.67%	10.44%	12.26%	16.88%	14.70%
Tier 1 risk-based capital	10.38%	11.41%	9.18%	11.01%	15.62%	13.45%
Leverage ratio	8.18%	9.12%	7.85%	9.18%	13.22%	11.26%
Equity to Assets	8.80%	8.85%	7.62%	9.02%	12.35%	10.06%

*	As of and for the period from May 14, 2004 (inception) through December 31, 2004

AB&T.    The following table contains selected historical consolidated financial information for AB&T on the dates and for the periods indicated. This selected financial information has been derived from, and you should read it in conjunction with, AB&T’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with related financial statement footnotes, which are included in this Joint Proxy Statement/Prospectus. AB&T became the parent holding company of Alliance on May 14, 2008. Financial information for prior periods is for Alliance alone. (See “Consolidated Financial Statements of AB&T Financial Corporation” on page F-    .)

	As of and for the Three Months Ended March 31, 2009	As of and for the Years Ended December 31,
		2008	2007	2006	2005	2004*
	(dollars in thousands, except per share data)
Summary Balance Sheet Data
Assets	$169,838	$170,310	$147,216	$112,144	$72,455	$21,678
Loans, net	136,498	137,734	118,153	90,302	60,094	16,602
Deposits	118,897	121,318	103,785	97,546	57,391	10,774
Stockholders’ equity	27,396	24,194	24,474	11,226	10,633	10,809

Summary Results of Operations Data:
Total interest income	$1,729	$8,810	$9,866	$7,574	$3,310	$325
Total interest expense	984	4,567	4,935	3,757	1,196	61

Net interest income	745	4,243	4,931	3,817	2,114	264
Provision for loan losses	341	1,313	573	501	554	210

Net interest income after provision for loan losses	404	2,930	4,358	3,316	1,560	54
Total other income	109	147	248	166	64	7
Total other expense	1,036	3,866	3,248	2,645	1,973	1,208

Income before income taxes	(523)	(789)	1,358	837	(349)	(1,147)
Income taxes	(201)	(275)	529	335	(131)	(390)

Net income	$(322)	$(514)	$829	$502	$(218)	$(757)

Net income per share information:
Basic	$(0.14)	$(0.19)	$0.32	$0.37	$(0.16)	$(0.71)
Diluted	(0.14)	(0.19)	0.32	0.37	(0.16)	(0.71)
Cash dividends	—	—	—	—	—	—

Weighted Average Number of Shares Outstanding
Basic	2,678,205	2,678,205	2,564,472	1,339,105	1,071,264	1,065,030
Diluted	2,678,205	2,678,205	2,564,472	1,339,105	1,071,264	1,065,030

Selected Ratios
Return on average assets	-0.76%	-0.32%	0.65%	0.54%	-0.46%	-23.61%
Return on average equity	-4.99%	-2.09%	3.85%	4.63%	-2.04%	-29.19%
Net interest margin	1.95%	2.76%	4.07%	4.20%	4.67%	4.96%

Asset Quality Ratios
Nonperforming loans to period-end loans	0.84%	1.93%	0.72%	1.17%	n/a	n/a
Allowance for loan losses to period-end loans	1.26%	1.39%	1.15%	1.30%	1.24%	1.25%
Allowance for loan losses to nonperforming loans	149.33%	71.85%	157.64%	110.79%	n/a	n/a
Nonperforming assets to total assets	0.69%	1.58%	0.59%	0.95%	n/a	n/a
Net charge-offs to average loans	0.38%	0.56%	0.38%	0.08%	0.03%	n/a

Capital Ratios
Total risk-based capital	20.94%	18.04%	21.21%	12.59%	18.06%	67.92%
Tier 1 risk-based capital	19.69%	19.21%	22.39%	13.79%	16.87%	66.67%
Leverage ratio	16.35%	14.01%	17.28%	10.16%	16.68%	59.55%
Equity to Assets	16.13%	14.21%	16.62%	10.01%	14.67%	49.86%

*	As of and for the period from September 8, 2004 (inception) through December 31, 2004

Selected Unaudited Pro Forma Combined Financial Information

The following table contains selected historical combined financial information for 1st Financial and AB&T on a pro forma basis on the dates and for the periods indicated. The pro forma information has been prepared assuming that the merger had been completed on March 31, 2009, for balance sheet data, and on January 1, 2009, for results of operations data, using the “acquisition” method of accounting.

Under the acquisition method of accounting, 1st Financial will record the assets and liabilities of AB&T at their fair values on the closing date of the merger. The selected unaudited pro forma condensed consolidated balance sheets as of March 31, 2009, and the selected unaudited pro forma condensed consolidated statements of income for the year ended March 31, 2009, have been prepared under the assumption that the merger was completed on March 31, 2009 for balance sheet data, and January 1, 2009 for results of operations data. The pro forma calculations, shown below, assume a closing price of $6.50, which represents the closing price of 1st Financial’s common stock on December 31, 2008.

The selected unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only, and does not indicate either the operating results that would have occurred had the merger been consummated on January 1, 2009, or future results of operations or financial condition. The selected unaudited pro forma condensed consolidated financial information is based upon assumptions and adjustments that 1st Financial believes are reasonable. No assumptions have been applied to the selected pro forma condensed consolidated financial statements regarding possible revenue enhancements, or asset dispositions. The selected unaudited pro forma condensed consolidated financial statements should be read in conjunction with 1st Financial’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for AB&T and for 1st Financial, which are both included in this Joint Proxy Statement / Prospectus.

1st Financial is required to apply Statement on Financial Accounting Standards No. 141 Revised Business Combinations (“SFAS 141 (R)”) which became effective on January 1, 2009. As of the date of merger, AB&T’s assets and liabilities will be recorded at their estimated fair values. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, the excess will be allocated to goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. To the extent the fair value of the net assets of AB&T exceed the fair value of 1st Financial’s shares received (measured on the closing date of the transaction), negative goodwill will be recognized in the combined statement of operations. Core deposit and other intangibles with definite useful lives will be amortized to expense over their useful lives. Adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition-related restructuring costs that do not meet the criteria in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer.

	As of and For the Three Months Ended March 31, 2009	As of and For the Year Ended December 31, 2008
	(dollars in thousands except per share data)
Selected balance sheet data:
Gross loans	$723,214	$718,796
Securities	95,977	93,634
Total assets	883,106	873,883
Deposits	796,865	787,834
Shareholders’ equity	86,241	85,999
Selected results of operations:
Net interest income	$6,438	$25,915
Provision for loan losses	2,646	7,833
Non-interest income	1,700	4,971
Non-interest expense	5,449	24,148
Income taxes	112	93
Net income (loss)	155	(653)
Accretion of preferred stock to redemption value	54	256
Preferred stock dividends declared	249	993
Net income (loss) available to common shareholders	(148)	(1,903)
Per share:
Net income (loss)
Basic	$(0.02)	$(0.23)
Diluted	(0.02)	(0.23)
Book value per common share	8.29	8.26
Tangible book value per common share	8.26	8.23
Selected ratios:
Return on average assets	(0.07)%	(0.23)%
Return on average shareholders’ equity	(0.67)	-2.58
Average shareholders’ equity to average total assets	9.66	8.79

Comparative Per Share Data

The following table contains data relating to 1st Financial common stock and AB&T common stock, including book values, cash dividends declared and net income per share, on the dates and for the periods indicated:

•	for 1st Financial and AB&T on a historical basis;

•	for 1st Financial on a pro forma combined basis; and

•	on an equivalent per share of AB&T common stock basis.

The pro forma combined and equivalent per share information combines the 1st Financial information together with the proposed merger with AB&T as though the merger had occurred on March 31, 2009, in the case of book value per share, and on January 1, 2008, in the case of net income. The pro forma data in the table assumes that the merger is accounted for using the “acquisition” method of accounting. (See “The Merger — Accounting Treatment” on page    .)

The pro forma data does not indicate the results of future operations or the actual results that would have occurred had the merger been completed at the beginning of the periods presented. You should read the information below in conjunction with 1st Financial’s and AB&T’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with the related financial statement footnotes, which are included in this Joint Proxy Statement/Prospectus. (See “Consolidated Financial Statements of 1st Financial Services Corporation” on page F-1, and “Consolidated Financial Statements of AB&T Financial Corporation” on page F-    .) You also should read the notes and assumptions used to prepare the “Unaudited Pro Forma Selected Combined Consolidated Financial Statements” that appear in this Joint Proxy Statement/Prospectus beginning on page F-    .

	As of and For the Three Months Ended March 31, 2009	As of and For the Year Ended December 31, 2008
Book value per share:
1st Financial (1)	$9.54	$9.44
AB&T (1)	8.97	9.03
Pro forma combined (2)	8.29	8.26
Pro forma equivalent per share for AB&T (3)	9.74	9.71
Cash dividends per share:
1st Financial	$—	$—
AB&T	—	—
Pro forma combined (common stock)	—	—
Pro forma equivalent per share for AB&T (3)	—	—
Net income(loss) per share (basic):
1st Financial	$0.02	$0.04
AB&T	(0.14)	(0.19)
Pro forma combined (4)	(0.02)	(0.23)
Pro forma equivalent per share for AB&T (3)	(0.27)	(0.27)

(1)	Computed based on historical common shares outstanding, as adjusted for common stock splits.
(2)

Computed based on 1st Financial’s historical common shares outstanding, as adjusted for common stock splits, plus 3,135,140 pro forma shares at March 31, 2009, and 3,146,890 pro forma shares at December 31, 2008, to be issued to AB&T’s shareholders in connection with the merger.

(3)

Pro forma equivalent per share amounts have been calculated by multiplying the “Pro forma combined” amounts by the exchange ratio of 1.175 shares of 1st Financial common stock for each share of AB&T common stock

(4)

Computed based on 1st Financials’s weighted average basic and diluted shares outstanding (as applicable), plus 3,135,140 pro forma shares at March 31, 2009, and 3,146,890 pro forma shares at December 31, 2008, to be issued to AB&T’s shareholders in connection with the merger.

RISK FACTORS

In deciding how to vote on the Agreement, the holders of AB&T’s stock will be making an investment decision on whether to take 1st Financial stock in exchange for their AB&T stock. If you are an AB&T shareholder making this decision, in addition to normal investment risks and the other information in this document, you should carefully consider the following special factors.

Factors Relating to the Merger Consideration

Fluctuations in the market price of 1st Financial common stock may affect the value of the consideration that AB&T’s shareholders receive for their AB&T common stock in the merger.

AB&T shareholders will receive 1.175 shares of 1st Financial common stock in exchange for each share of their AB&T common stock. The amount of 1st Financial common stock you receive will be fixed, even though the prices of AB&T common stock and/or 1st Financial common stock at the time the merger is completed may vary from their prices on the date the Agreement was signed, on the date of this Joint Proxy Statement/Prospectus, and on the date of the AB&T Special Meeting. So, you will not know the market value of the shares you will receive, or how their market value compares to the value of your AB&T common stock, until the merger is completed. (See “The Merger — Conversion of AB&T Capital Stock” on page     .)

The trading volume in 1st Financial’s common stock has been relatively low, and the sale of a substantial number of shares in the public market could depress the price of its stock and make it difficult for you to sell your shares.

1st Financial’s common stock or the stock of Mountain 1st Bank & Trust Company (now 1st Financial’s wholly-owned bank subsidiary) has been quoted “over-the-counter” on the Pink Sheets Electronic Quotation Service and on the OTC Bulletin Board since August 2004. However, 1st Financial’s common stock is still relatively thinly traded. Thinly traded stocks can be more volatile than stock trading in an active public market. The average daily reported trading volume in 1st Financial’s common stock for the twelve months ended December 31, 2008, was 1,368 shares. 1st Financial cannot predict the extent to which an active public market for its common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

1st Financial cannot predict what effect future sales of its common stock in the market, or the availability of shares of its common stock for sale in the market, will have on the market price of 1st Financial common stock. So, 1st Financial cannot assure you that sales of substantial amounts of 1 st Financial’s common stock in the market, or the potential for large amounts of market sales, would not cause the price of its common stock to decline or potentially impair 1st Financial’s ability to raise capital in the future.

1st Financial’s ability to pay dividends is limited and it may be unable to pay future dividends.

1st Financial is a holding company and, currently, its sole source of funds for paying dividends to its shareholders is dividends it receives from Mountain 1st. 1st Financial is not obligated to pay dividends in any particular amounts or at any particular times. 1st Financial has only paid one cash dividend to its shareholders, and is unlikely to pay cash dividends on its common stock in the foreseeable future. Its decision whether to pay any dividends in the future will depend on a number of factors, including its capital and the availability of funds from which dividends may be paid. (See “Market and Dividend Information — 1st Financial’s Common Stock” on page     , “Supervision and Regulation — Limitations on Cash Dividends” on page     , and “Capital Stock of 1st Financial — Description of Capital Stock” on page     .)

1st Financial’s management beneficially owns a substantial percentage of 1st Financial common stock, so 1st Financial’s directors and executive officers can significantly affect voting results on matters voted on by 1st Financial stockholders.

On March 1, 2009, 1st Financial’s current directors and executive officers, as a group, had the sole or shared right to vote, or to direct the voting of, an aggregate of 767,682 shares (or 15.36%) of 1st Financial’s outstanding common stock. This group could purchase 617,561 additional shares under currently exercisable stock options they hold. Because of their voting rights, in matters put to a vote of 1st Financial’s stockholders, it could be difficult for any group of 1st Financial’s other stockholders to defeat a proposal favored by 1st Financial’s management (including the election of one or more directors) or to approve a proposal opposed by management.

Factors Relating to the Merger

Combining AB&T and 1st Financial may be more difficult, costly or time-consuming than 1st Financial currently expects.

Until completion of the merger, Mountain 1st and Alliance will operate independently. It is likely that Mountain 1st and Alliance will integrate their operations at some point following the merger. If they do so, there could be disruptions in the operations of each bank. Inconsistencies in Mountain 1st’s and Alliance’s business procedures, controls, personnel policies and operating philosophies may create problems that could affect Alliance’s relationships with its customers, cause Alliance to lose key employees, or affect Mountain 1st’s ability to realize all anticipated benefits of the merger. Unanticipated problems with the merger could have a negative effect on 1st Financial’s future operating results. 1st Financial has no prior experience completing mergers or integrating other companies’ operations into its own.

AB&T’s directors and officers have interests in the merger that differ from the interests of AB&T’s other shareholders.

AB&T’s directors and officers have interests and will receive certain benefits in the merger in addition to their general interests as AB&T shareholders. Those interests may cause them to view the merger proposal differently than you view it. (See “The Merger — Special Interests of AB&T’s Directors and Officers” on page    .)

Future results of the combined companies may be materially different from those reflected in the unaudited pro forma selected combined financial statements included in this document.

The unaudited pro forma selected combined financial statements included in this document only show a combination of 1st Financial’s and AB&T’s historical results, and they do not necessarily indicate the future financial condition or operating results of the combined company. 1st Financial estimates that the combined company will record an aggregate of approximately $1.5 million, net of income tax effect, in merger-related charges and acquisition accounting adjustments under a new accounting standard, FAS 141(R). The actual charges may be higher or lower than estimated, depending upon how costly or difficult it is to integrate the two companies. These charges will decrease the capital of the combined company available for future profitable, income-earning investments.

The merger likely will dilute 1st Financial’s earnings per share for the period during which it is completed, and it could dilute earnings per share more than expected and in future periods.

The issuance of shares of 1st Financial common stock in the merger is expected to dilute 1st Financial’s earnings per share during the period in which the merger is completed. In periods following completion of the merger, and based on information currently available to it, 1st Financial expects that the merger will be accretive to its earnings per share. However, the extent and duration of the dilution 1st Financial will incur will depend on the amount of cost savings it achieves when the companies are combined, the amount of merger-related expenses it incurs that are charged against its earnings, and the timing of those cost savings and expenses. The actual amount and timing of cost savings and expenses will not be known until the merger is completed. If cost savings are lower, or expenses charged against earnings are higher, than 1st Financial expects, the amount of dilution could be greater than currently anticipated. Also, if cost savings are not recognized as quickly as expected, 1st Financial’s earnings per share could be diluted in future periods. Earnings dilution resulting from the merger could have an adverse effect on 1st Financial’s results of operations and on the market prices of 1st Financial common stock.

Factors Relating to 1st Financial and the Banking Industry

Difficult market conditions and economic trends have adversely affected the banking industry and 1st Financial’s business.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively affected the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of other real estate collateral supporting many loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit, and increasing unemployment have negatively affected the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy caused a decrease in lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer loan delinquencies, lack of consumer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to capital and to deposits or borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has adversely affected most businesses and the prices of securities in general, and financial institutions in particular, and it will continue to adversely affect 1st Financial’s business, financial condition, results of operations, and stock price for the foreseeable future.

Mountain 1st ’s ability to assess the creditworthiness of customers and to estimate the losses inherent in its credit exposure is made more complex by these difficult market and economic conditions. As a result of these factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. This increased government action may increase 1st Financial’s costs and limit its ability to pursue certain business opportunities. 1st Financial may be required to pay considerably higher Federal Deposit Insurance Corporation (“FDIC”) premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

1st Financial does not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on 1st Financial, its customers and the other financial institutions in 1st Financial’s market. As a result, 1st Financial may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

The recently enacted Emergency Economic Stabilization Act of 2008 (“EESA”) authorizes the United States Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under the Troubled Asset Relief Program

(“TARP”). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury has allocated $250 billion towards the TARP Capital Purchase Program (“CPP”). Under the CPP, the Treasury is purchasing equity securities from participating institutions. 1st Financial’s Series A Preferred Stock was issued by 1st Financial to Treasury pursuant to the TARP Capital Purchase Program, as was AB&T’s Series A Preferred Stock, which will be converted into the right to receive shares of 1st Financial Preferred Stock. EESA also temporarily increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase will remain in effect until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

In February, the American Recovery and Reinvestment Act of 2009 (“ARRA”) was enacted containing additional provisions designed to support the national economy and aid in economic recovery.

The provisions of EESA and ARRA are in addition to numerous other actions by the Federal Reserve, Treasury, the FDIC, the SEC and others to address the current decline in the national economy and liquidity and the credit crisis that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system. However, there is no assurance that EESA, ARRA and the other regulatory initiatives described above will be fully effective or have their desired effects. If the volatility in the markets continues and economic conditions fail to improve, 1st Financial’s business, financial condition and results of operations could be materially and adversely affected.

Current levels of market volatility are unprecedented.

The capital and credit markets have experienced volatility and disruption for more than a year. The markets have produced downward pressure on stock prices and credit availability for many issuers without regard to their underlying financial strength, especially in the case of financial institutions. The general market prices of financial services companies stock, including 1 st Financial’s, are at their lowest levels in recent history. If current levels of market disruption and volatility continue or worsen, there can be no assurance that 1st Financial will not experience an adverse effect, which may be material, on its ability to access capital and on its business, financial condition and results of operations.

Mountain 1st ’s allowance for loan losses may prove to be insufficient to absorb losses in its loan portfolio.

Lending money is a substantial part of Mountain 1st’s business. Every loan carries a degree of risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other factors:

•	cash flows of the borrower and/or the business activity being financed;

•	in the case of a collateralized loan, changes in and uncertainties regarding future values of collateral;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions;

•	significant swings in the general interest rate environment, especially significant increases in rates;

•	continuity and succession of management;

•	changes in competition for individual businesses; and

•	the duration of the loan.

Mountain 1st uses underwriting procedures and criteria that it believes minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios. However, regardless of the underwriting criteria used, Mountain 1st will experience loan losses from time to time in the ordinary course of its business, and some of those losses will result from factors beyond its control. These factors include, among other things, changes in market conditions, economic, business or personal conditions, or other events (including changes in market interest rates), that affect its borrowers’ abilities to repay their loans and the value of properties that collateralize loans. Recent difficulties in the national economy and housing market, declining real estate values, rising unemployment, and loss of consumer confidence, have resulted and will continue to result in increasing loan delinquencies and loan losses for all financial institutions.

Mountain 1st maintains an allowance for loan losses based on its current judgments about the credit quality of its loan portfolio. The amount of Mountain 1st’s allowance is determined by its management through a periodic review and consideration of internal and external factors that affect loan collectibility, including, but not limited to:

•	an ongoing review of the quality, size and diversity of the loan portfolio;

•	evaluation of non-performing loans;

•	historical default and loss experience;

•	historical recovery experience;

•	existing economic conditions;

•	risk characteristics of various classifications of loans; and

•	the amount and quality of collateral, including guarantees, securing the loans.

On December 31, 2008, Mountain 1st’s allowance totaled 1.54% of its total loans, 1.55% of loans excluding sold mortgage loans which had not yet been delivered, and 1.63% of loans excluding loans with SBA and USDA guarantees. At December 31, 2008, Mountain 1st had $10.8 million of nonperforming loans, $10.0 million of which were on non-accruing status and one restructured loan totaling $798 thousand. It should be noted that Mountain 1st’s allowance is somewhat higher than more mature peer institutions as Mountain 1st’s loan portfolio, due to its rapid growth, is somewhat unseasoned. This factor, in and of itself, is considered to increase its loan portfolio’s risk profile.

However, if delinquency levels increase or Mountain 1st incurs higher than expected loan losses in the future, there is no assurance that its allowance will be adequate to cover resulting losses.

A large percentage of Mountain 1st’s loans are secured by real estate. Adverse conditions in the real estate market in Mountain 1st’s banking markets might adversely affect its loan portfolio.

While Mountain 1st does not have a sub-prime lending program, a relatively large percentage of its loans are secured by real estate. Mountain 1st’s management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and the level of real estate loans reflects, at least in part, Mountain 1st’s policy to take real estate whenever possible as primary or additional collateral rather than other types of collateral. However, adverse conditions in the real estate market and the economy in general have decreased real estate values in Mountain 1st’s banking markets. If the value of Mountain 1st’s collateral for a loan falls below the outstanding balance of that loan, its ability to collect the balance of the loan by selling the underlying real estate in the event of a default will be diminished, and Mountain 1st would be more likely to suffer a loss on the loan. An increase in Mountain 1st’s loan losses could have a material adverse effect on 1st Financial’s operating results and financial condition.

The FDIC has adopted rules aimed at placing additional monitoring and management controls on financial institutions whose loan portfolios are deemed to have concentrations in commercial real estate (“CRE”).

At December 31, 2008, Mountain 1st’s loan portfolio exceeded thresholds established by the FDIC for CRE concentrations and for additional regulatory scrutiny. Indications from regulators are that strict limitations on the amount or percentage of CRE within any given portfolio are not expected, but, rather, that additional reporting and analysis will be required to document management’s evaluation of the potential additional risks of such concentrations and the impact of any mitigating factors. It is possible that regulatory constraints associated with these rules could adversely affect Mountain 1st’s ability to grow loan assets and thereby limit 1st Financial’s overall growth and expansion plans. These rules also could increase the costs of monitoring and managing this component of its loan portfolio. Either of these eventualities could have an adverse impact on 1st Financial’s operating results and financial condition.

1st Financial’s business strategy includes the continuation of its growth plans, and 1st Financial’s financial condition and operating results could be negatively affected if it fails to grow or fails to manage growth effectively.

1st Financial intends to continue to grow in its existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Mountain 1st has opened fifteen de novo branch offices since May 2004. 1st Financial expects to continue with de novo branching during 2009 and beyond so long as it can continue to identify and successfully recruit qualified bankers to manage new offices.

1st Financial’s business prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by banking companies that are experiencing rapid growth. 1st Financial cannot assure you it will be able to expand its market presence in its existing markets or successfully enter new markets, or that expansion will not adversely affect its operating results. Failure to manage growth effectively could have a material adverse effect on 1st Financial’s business, future prospects, financial condition, or operating results, and could adversely affect its ability to successfully implement its business strategy. Also, if 1st Financial’s growth occurs more slowly than anticipated, or declines, its operating results could be materially affected in an adverse way.

1st Financial’s ability to successfully grow will depend on a variety of factors, including continued availability of desirable business opportunities and the competitive response from other financial institutions. Due to personnel and fixed asset costs of de novo branching, any new branch offices 1st Financial establishes may operate at a loss until 1st Financial can establish a sufficient base of business to operate profitably. Also, in establishing a new office in a new market, 1 st Financial likely would be faced with competitors with greater knowledge of that local market. Although 1st Financial believes it has management resources and internal systems in place to successfully manage its future growth, it will need to hire and rely on well-trained local managers who have local affiliations and to whom it may need to give significant autonomy. 1st Financial cannot assure you that any de novo or other branch office it establishes or acquires will not, for some period of time, operate at a loss and have an adverse effect on 1st Financial’s earnings, that 1st Financial will be able to hire managers who can successfully operate any new branch offices, or that 1st Financial will become an effective competitor in any new banking market.

1st Financial’s business depends on the condition of the local and regional economies where it operates.

Mountain 1st currently has offices only in western North Carolina. Consistent with its community banking philosophy, Mountain 1st’s customer base is located in that region, and it lends a substantial portion of its capital and deposits to commercial and consumer borrowers in its local banking markets. Therefore, Mountain 1st’s local and regional economy has a direct impact on its ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing Mountain 1st’s loans (particularly loans secured by real estate), and Mountain 1st’s ability to collect, liquidate and restructure possible problem loans. The local economies of the communities in Mountain 1st’s banking markets are relatively dependent on the tourism industry and the retirement and second home real estate market. The economies of Mountain 1st ’s banking markets have been adversely affected by a general economic downturn and this downturn has affected the tourism industry and real estate values in Mountain 1st’s communities, which has adversely affected Mountain 1st’s operating results. Further deterioration of economic conditions in Mountain 1st’s banking markets could further reduce its growth rate, adversely affect the ability of its customers to repay their loans, and generally affect its financial condition and operating results. 1st Financial is less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies. Also, 1st Financial cannot assure you that it will benefit from any market growth or favorable economic conditions in its banking markets even if they do occur.

Adverse market and economic conditions in North Carolina, particularly in the real estate, agricultural or tourism industries, increase the risk Mountain 1st’s borrowers will be unable to make their loan payments and the risk that the market value of real estate securing its loans will not be sufficient collateral. On December 31, 2008, approximately 83.6% of the total dollar amount of Mountain 1st’s loan portfolio was secured by liens on real estate, with approximately 4.8% of its portfolio representing home equity lines of credit. 1st Financial’s management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and those relatively high percentages reflect, at least in part, Mountain 1st’s policy to take real estate whenever possible as primary or additional collateral. However, any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in North Carolina could adversely affect the value of 1st Financial’s assets, revenues, operating results and financial condition.

Future expansion involves risks.

1st Financial’s business model is primarily based on growth through de novo branching. However, 1st Financial believes the opportunity to merge with AB&T nicely complements its existing franchise and that the merger would allow 1st Financial to enter into new markets contiguous to its existing markets. In addition, the transaction provides additional capital that will enable growth in 1st Financial’s assets. 1st Financial currently has no additional agreements, understandings or definite plans for any merger or acquisition, but it will evaluate opportunities to acquire other banks and to establish or acquire branches that complement or expand its business as they arise. 1st Financial is aware that such transactions involve a totally different risk profile as compared to risks associated with growth through de novo branching. These risks include these possibilities:

•

1st Financial may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;

•	1st Financial’s estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

•	There may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;

•	1st Financial may not be able to finance an acquisition, or the financing it obtains may have an adverse effect on its operating results or dilution to its existing stockholders;

•	Negotiating a transaction and integrating the operations and personnel of the combining businesses may unduly divert 1st Financial’s management’s attention from its existing business;

•	1st Financial may enter new markets where it lacks local experience;

•	1st Financial may introduce new products and services it is not equipped to manage;

•	1st Financial may incur goodwill in connection with an acquisition, or the goodwill it incurs may become impaired, which results in adverse short-term effects on its operating results; and

•	1st Financial may lose key employees and customers.

1st Financial cannot assure you it will have opportunities to acquire or establish any new branches, or that it will be able to negotiate, finance or complete any acquisitions that may become available to it. 1st Financial may incur substantial costs in expanding, and it cannot assure you that any expansion will benefit it, or that it will be able to successfully integrate any banking offices it acquires into its operations or retain the deposit and loan customers of those offices. Additionally, 1st Financial may experience disruption and incur unexpected expenses in any branch acquisitions it completes, which may have a material adverse effect on 1st Financial’s business, operating results or financial condition. Also, 1st Financial may issue equity securities, including common stock and securities convertible into shares of 1st Financial’s common stock, in connection with acquisitions, which could cause ownership and economic dilution to you.

Building market share through a de novo branching strategy could cause 1st Financial’s expenses to increase faster than revenues.

1st Financial intends to continue to build market share in western North Carolina through its de novo branching strategy, and has identified several sites for possible future de novo branches. There are considerable costs involved in opening branches, and industry averages indicate that new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year. Therefore, any new branches 1st Financial opens can be expected to negatively affect its operating results until those branches reach a size at which they become profitable. 1st Financial’s expenses also could be increased if there are delays in opening any new branches. Finally, 1st Financial cannot assure you that any new branches it opens will be successful, even after they have become established.

1st Financial’s increasing volume of loans makes loan quality more difficult to control. Increased loan losses could affect the value of 1st Financial common stock.

Although growth in earning assets is desirable in a community bank, it can have adverse consequences if it is not well managed. For example, rapid increases in loans could cause future loan losses if 1st Financial cannot properly underwrite increasing volumes of loans as they are made and adequately monitor a larger loan portfolio to detect and deal with loan problems as they occur. 1st Financial’s business strategy calls for it to continue to grow in its existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Because collection problems with some loans often do not arise until those loans have been in existence for some period of time, 1st Financial cannot assure you that it will not have future problems collecting loans that now are performing according to their terms.

Higher loan to value ratios on a portion of 1st Financial’s loan portfolio may increase loan portfolio risk and could adversely impact loan portfolio performance and the profitability and the value of 1st Financial common stock.

During Mountain 1st’s initial start-up phase during 2004 and 2005, management’s business plan was predicated upon reaching critical mass as quickly as possible so as to achieve break-even and minimize operating losses and the associated reduction in equity. Therefore, management elected to make a number of exceptions to existing policies with regard to maximum loan to value (“LTV”) ratios of assets used to collateralize some select, high quality credits. At December 31, 2005, these types of loans totaled $64.2 million representing 148.6% of Mountain 1st’s total risk-based capital. During 2006, management determined that a reduction in the amount of loans with LTV exceptions was warranted to aid in mitigating the real estate concentration risk discussed in the preceding section. Therefore, by the end of 2006, loans with LTV ratios that exceeded regulatory guidelines had been reduced to 88% of risk-based capital. This was further reduced during 2007 and at December 31, 2007, and 2008 LTV exceptions totaled only 55% and 60% of risk-based capital, respectively. Even though this risk has been dramatically reduced with the substantial reduction in LTV exceptions, remaining loans with elevated LTV ratios could present future additional collection risk which could adversely affect earnings and financial performance, especially in light of the general downturn, discussed above, in the real estate markets.

1st Financial’s recent results may not be indicative of its future results.

Mountain 1st has experienced exceptional growth since its inception. However, it should be noted that 1st Financial may not be able to sustain that historical rate of growth or even grow its business at all. Also, Mountain 1st’s recent and rapid growth may distort some of its historical financial ratios and statistics. In the near future, 1st Financial will most likely not have the benefit of several previously favorable factors, such as a generally stable interest rate environment, a generally strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition also may impede or restrict 1st Financial’s ability to expand its market presence. If 1st Financial experiences a significant decrease in its recent rate of growth, 1st Financial’s operating results and financial condition may be adversely affected because a significant percentage of its operating costs are fixed expenses.

1st Financial may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.

Federal and state banking regulators require 1st Financial and Mountain 1st to maintain adequate levels of capital to support its operations. On December 31, 2008, Mountain 1st’s three capital ratios were above “well capitalized” levels under bank regulatory guidelines. A number of financial institutions recently have raised considerable amounts of capital in response to deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values, and other factors. However, growth in 1st Financial’s earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which 1st Financial’s capital is increased through retained earnings, will reduce its capital ratios unless it continues to increase capital. Also, future unexpected losses, whether resulting from loan losses or other causes, would reduce 1st Financial’s capital. However, 1st Financial’s business strategy calls for it to continue to grow in its existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. If 1st Financial’s capital ratios fall below “well capitalized” levels, Mountain 1 st’s FDIC deposit insurance assessment rate would increase until it restored and maintained its capital at a “well capitalized” level. A higher assessment rate would cause an increase in the assessments Mountain 1st pays the FDIC for deposit insurance, which would adversely affect 1st Financial’s operating results.

If 1st Financial is able to effectively execute its business plan, in the future it will need to increase capital to fund additional growth or satisfy regulatory requirements. Based on management’s current projections, 1st Financial expects to need additional capital sometime in the second half of 2009 or the first half of 2010 (although the merger may delay the need for additional capital). 1st Financial’s ability to raise that additional capital will depend on conditions at that time in the capital markets that are outside its control, and on its financial performance. 1st Financial cannot assure you that it will be able to raise additional capital on terms favorable to it or at all. If 1st Financial cannot raise additional capital when needed, its ability to expand its operations through internal growth and acquisitions could be materially impaired.

Should 1st Financial need, or be required by regulatory authorities, to raise additional capital, it may seek to do so through the issuance of, among other instruments, common stock, preferred stock, or trust preferred securities. However, 1st Financial’s ability to raise that additional capital will depend on conditions at that time in the capital markets, economic conditions, 1st Financial’s financial performance and condition, and other factors, many of which are outside its control. There is no assurance that, if needed, 1st Financial will be able to raise additional capital on terms favorable to it or at all. Any future inability to raise additional capital, on terms acceptable to 1st Financial, may have a material adverse effect on its ability to expand operations, and on its financial condition, results of operations, and future prospects.

The Treasury Department’s investment in 1st Financial imposes restrictions and obligations limiting 1st Financial’s ability to access equity markets, repurchase common stock, or increase dividends.

In November 2008, 1st Financial issued preferred stock and a warrant to purchase common stock to the Treasury Department under the Capital Purchase Program. Prior to November 14, 2011, unless 1st Financial has redeemed all of the preferred stock, or the Treasury Department has transferred all of the preferred stock to a third party, the consent of the Treasury Department will be required for 1st Financial to, among other things, increase common stock cash dividends or to effect repurchases of common stock (with certain exceptions).

If 1st Financial is unable to redeem its Series A Preferred Stock after five years, the cost of this capital will increase substantially.

If 1st Financial is unable to redeem the Series A Preferred Stock it sold to Treasury prior to November 14, 2013, the cost of this capital will increase from 5.0% per annum (approximately $818,450 annually) to 9.0% per annum (approximately $1,473,210 annually). Depending on 1st Financial’s financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on its liquidity and on its net income available to holders of 1st Financial common stock.

1st Financial’s profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on operating results.

Changes in interest rates can have different effects on various aspects of 1st Financial’s business, particularly net interest income. 1st Financial’s profitability depends, to a large extent, on its net interest income, which is the difference between 1st Financial’s income on interest-earning assets and its expense on interest-bearing deposits and other liabilities. Like most financial institutions, 1st Financial is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises in part from the mismatch (i.e., the interest sensitivity “gap”) between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (i.e., a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (i.e., a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. 1st Financial’s ability to manage its gap position determines to a great extent its ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and 1st Financial cannot assure you it will be able to manage its gap position in a manner that will allow it to remain profitable.

Since opening Mountain 1st in mid-2004 and through the second half of 2006, short term interest rates continually rose. From the second half of 2006 through the second quarter of 2007 short term interest rates were static. However, during the third quarter of 2007, the Federal Reserve’s Federal Open Market Committee (FOMC) began to reduce short term interest rates in response to a weakening economy. Heretofore, management has structured Mountain 1st’s balance sheet with a relatively short duration. Interest rate risk, while relatively neutral, has been maintained with a slightly asset sensitive bias since Mountain 1st’s inception. Management considers this configuration to be favorable in most interest rate environments. The primary exception to this is a scenario in which short term interest rates are driven down dramatically and rapidly. Over the course of four months in late 2007 and through 2008, the FOMC has driven down short term interest rates by 500 basis points. This represents the most dramatic reduction in interest rates in decades. As a result, management expects Mountain 1st’s earnings to be reduced during the first half of 2009 until its CD portfolio matures and can be repriced downward toward current market rates, and to remain somewhat muted until rates move upward from their current historical lows.

On December 31, 2008, Mountain 1st remained in a slightly asset sensitive position. This reflects the construct of Mountain 1st’s balance sheet whereby its interest-earning assets generally would be expected to reprice at a faster rate than its interest-bearing liabilities. Therefore, a rising rate environment would generally be expected to have a positive effect on 1st Financial’s earnings, while a falling rate environment generally would be expected to have a negative effect on those earnings. In Mountain 1st’s interest rate gap analysis, money market deposit accounts are considered rate sensitive and are placed in the shortest duration period, while negotiable order of withdrawal or other transaction accounts and regular savings accounts are assumed to be more stable sources that are less price sensitive and are placed in the five year duration interval. 1st Financial management’s historical experience has shown that changes in market interest rates have a lesser effect on these type deposits within a given time period and, for that reason, those liabilities could be considered much less rate sensitive.

If 1st Financial’s historical experience with the relative insensitivity of these deposits to changes in market interest rates does not continue in the future and 1st Financial experiences more rapid repricing of interest-bearing liabilities than interest-earning assets in the near term rising interest rate environment, its net interest margin and net income may continue to decline.

Mountain 1st ’s reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and other liquidity needs could impair Mountain 1st’s ability to fund operations and jeopardize its financial condition.

Liquidity is essential to 1st Financial’s business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on liquidity. Through 2007, Mountain 1st had been able to fund its growth and liquidity needs predominantly through deposit gathering activities in its own markets. However, as a result of the “sub-prime mortgage crisis” and “credit crunch”, a disruption in funding for some of the larger financial institutions occurred in the fourth quarter of 2007. This disruption resulted in some of these institutions becoming more aggressive in pricing time deposits as they began using CDs to bridge liquidity shortfalls. As a result, the cost of locally generated CDs increased disproportionately during the fourth quarter of 2007. Management elected to begin utilizing lower cost wholesale funding rather than pay unusually high premiums on CDs resulting from this market disruption. At December 31, 2007, Mountain 1st had outstanding borrowings with the Federal Home Loan Bank of Atlanta in the amount of $15 million. The sub-prime induced financial crisis continued to impact local and national markets through 2008 with multiple financial institutions failing in the last half of the year. This financial meltdown in essence froze the credit markets and increased the larger financial institutions’ dependence on CDs as a source of funding. As a result, the cost of locally generated CDs continued to increase disproportionately. In addition to use of the FHLB as a funding source, Mountain 1st began its first use of brokered CDs during the fourth quarter of 2008 to off-set the high cost of local market CDs. At December 31, 2008, Mountain 1st had approximately $48.0 million in FHLB advances and $38.0 million in brokered CDs outstanding. Management expects to continue to use and expand these wholesale funding sources for the foreseeable future and until CD pricing begins to normalize. Accordingly, 1st Financial intends to rely on these other funding sources to meet a portion of its loan, liquidity, and overall growth requirements for some period of time. These sources may include brokered certificates of deposit, Internet certificates of deposit, Federal Home Loan Bank borrowings, Federal Reserve Bank discount window borrowings, or other wholesale sources. These sources may not be as stable as local deposits upon which Mountain 1st has relied to date, and it may have to pay a higher rate of interest to keep them or to replace such sources. Not being able to acquire those funding sources or to keep them as they mature would adversely affect liquidity. Paying higher deposit rates to attract, keep or replace those funds could have a negative effect on 1st Financial’s interest margin and operating results, impair its ability to fund operations, and jeopardize its financial condition.

Factors that could detrimentally affect 1st Financial’s access to liquidity sources include a decrease in the level of business activity as a result of a downturn in the markets in which its loans are concentrated or adverse regulatory action against 1st Financial. 1st Financial’s ability to borrow could also be impaired by factors that are not specific to it, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

Competition from financial institutions and other financial service providers may adversely affect 1st Financial’s profitability.

Commercial banking in 1st Financial’s banking markets and in North Carolina as a whole is extremely competitive. In addition to community, super-regional, national and international commercial banks, 1st Financial competes against credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds. 1st Financial competes with these institutions in attracting deposits and in making loans, and has to attract its customer base from other existing financial institutions and from new residents. 1st Financial’s larger competitors have greater resources, broader geographic markets and higher lending limits than it does, and they may be able to offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than 1st Financial can. Although 1st Financial believes it competes effectively with other financial institutions, it may face a competitive disadvantage as a result of its size, lack of geographic diversification, and inability to spread marketing costs across a broader market. Although 1st Financial competes by concentrating marketing efforts in its primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, 1st Financial cannot assure you that it will continue to be an effective competitor in its banking markets.

1st Financial is subject to extensive regulation that could limit or restrict its activities and adversely affect its earnings.

1st Financial operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by various federal and state agencies. 1st Financial’s compliance with these regulations is costly and restricts certain activities, including payment of dividends, possible mergers and acquisitions, investments, loans and interest rates charged on loans, interest rates paid on deposits, and establishment of new offices. 1 st Financial also is subject to capital guidelines established by its regulators which require it to maintain adequate capital to support its growth. Most of these regulations are primarily intended to protect depositors, the public, and the FDIC’s Deposit Insurance Fund rather than stockholders. (See “Supervision and Regulation” on page     .)

The Sarbanes-Oxley Act of 2002, and the related rules and regulations issued by the Securities and Exchange Commission and The NASDAQ Stock Market (whose corporate governance rules apply to 1st Financial even though 1st Financial is not listed), have vastly increased the scope, complexity and cost of 1st Financial’s corporate governance, reporting, and disclosure practices, including the costs of completing its audit and maintaining its internal controls.

The laws and regulations that apply to 1st Financial could change at any time, and 1st Financial cannot fully predict the effects of those changes on its business and profitability. However, virtually any newly imposed governmental regulation is highly likely to create additional expense and in cases such as Sarbanes-Oxley noted above, the cost can be very significant. Implementation and adoption of regulatory and accounting rules greatly affects the business and financial results of all commercial banks and bank holding companies, and 1st Financial’s cost of compliance would be expected to adversely affect 1st Financial’s earnings.

1st Financial depends on the services of its current management team.

1st Financial’s operating results and ability to adequately manage its growth and minimize loan losses are highly dependent on the services, managerial abilities, and performance of its current executive officers. Smaller institutions like 1st Financial sometimes find it more difficult to attract and retain experienced management personnel than larger institutions. 1st Financial has a highly experienced management team with a demonstrated track record that its Board of Directors believes is capable of managing and growing Mountain 1st. Also, the successful execution of 1st Financial’s business model is predicated on retaining 1st Financial’s current management team and complementing it with other experienced and talented managers. However, changes in key personnel and their responsibilities, or an inability to recruit and retain additional managers, may disrupt 1st Financial’s business and could have a material adverse effect on its business, operating results, and financial condition.

1st Financial may need to invest in new technology to compete effectively, and that could have a negative effect on its operating results and the value of its common stock.

The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation and Internet-based banking. 1st Financial depends on third-party vendors for portions of its data processing services. In addition to its ability to finance the purchase of those services and integrate them into its operations, 1st Financial’s ability to offer new technology-based services depends on its vendors’ abilities to provide and support those services. Future advances in technology may require 1st Financial to incur substantial expenses that adversely affect its operating results, and its small size and limited resources may make it impractical or impossible for 1st Financial to keep pace with its larger competitors. 1st Financial’s ability to compete successfully in 1st Financial’s banking markets may depend on the extent to which it and its vendors are able to offer new technology-based services and on 1st Financial’s ability to integrate technological advances into its operations.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

This Joint Proxy Statement/Prospectus includes forward-looking statements. Those statements usually will contain words such as “may,” “will,” “should,” “could,” “would be,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects,” “predicts,” “forecasts,” “continues,” “likely,” “potential,” or similar terms. AB&T and 1st Financial have based those forward-looking statements on their current expectations and projections about future events. Forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, the factors discussed under the caption “Risk Factors” beginning on page     . Therefore, the events described in forward-looking statements in this document might not occur, or they might occur in a different way than they are described in the statements.

In deciding how to vote on the Agreement, you should rely only on the information contained in this document. All information in this document about AB&T and Alliance has been furnished by AB&T, and all information about 1st Financial and Mountain 1st has been furnished by 1 st Financial. AB&T and 1st Financial have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this document is accurate as of any date other than the date on the front cover. 1st Financial is not offering 1st Financial common stock to any person in any state where the offer or sale of the stock is not permitted.

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THE SHAREHOLDERS’ MEETINGS

Special Meeting of AB&T’s Shareholders

General.    This Joint Proxy Statement/Prospectus is being furnished by AB&T to its shareholders in connection with the solicitation by AB&T’s Board of Directors of appointments of proxy for use at the AB&T Special Meeting and at any adjournments of that meeting. The AB&T Special Meeting will be held on             , 2009, at             , at             located at             in Gastonia, North Carolina. This Joint Proxy Statement/Prospectus is being mailed to AB&T’s shareholders on or about             , 2009.

Proposals to be Voted on at the AB&T Special Meeting.    At the AB&T Special Meeting, record holders of AB&T common stock and preferred stock will consider and vote on proposals to:

•

approve the Agreement and the transactions described in it, including the merger of AB&T into 1st Financial, the conversion of outstanding shares of AB&T common stock into shares of 1st Financial common stock, and the conversion of the outstanding shares of AB&T preferred stock into shares of 1 st Financial preferred stock. A copy of the Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated by reference into this document (see “The Merger” on page    ); and

•

authorize AB&T’s management to adjourn the AB&T Special Meeting one or more times for up to a total of 120 days, if necessary, to allow additional time to solicit votes needed to approve the Agreement. There currently are no plans to adjourn the AB&T Special Meeting, but AB&T’s management requests the authority to do that if, at the time of the meeting, there are insufficient votes to approve the Agreement. (See “Information about AB&T — Proposal to Authorize Management to Adjourn the AB&T Special Meeting” on page             .)

How AB&T’s Shareholders Can Vote at the Special Meeting. If you are a holder of AB&T common stock or AB&T preferred stock and your shares are held of record in your name, they can be voted at the AB&T Special Meeting in one of the following ways.

•	You can attend the Special Meeting and vote in person.

•

You can sign and return an appointment of proxy (a proxy card) in the form enclosed with this Joint Proxy Statement/Prospectus and appoint the “AB&T Proxies” named below to vote your shares for you at the meeting, or you can validly appoint another person to vote your shares for you.

•

You can appoint the AB&T Proxies to vote your shares for you by going to AB&T’s Internet website (http://www.alliancebankandtrust.com/proxy) and clicking on the link for “proxy voting.” When you are prompted for your “voter control number,” you should enter the number printed just above your name on the enclosed proxy card, and then follow the instructions you will be given. You may vote by Internet only until 5:00 p.m. on             , 2009, which is the day before the Special Meeting date. If you vote by Internet, you do not need to sign and return a proxy card. You will be appointing the AB&T Proxies to vote your shares on the same terms and with the same authority as if you marked, signed and returned a proxy card. The authority you will be giving the AB&T Proxies is described below and in the form of proxy card enclosed with this Joint Proxy Statement/Prospectus.

If your shares of AB&T common stock are held in “street name” by a broker or other nominee, then the record holder of your shares is required to vote them for you. You will need to follow the directions your broker or nominee provides you and give it instructions as to how to vote your shares. Without specific voting instructions from you, brokers generally are not allowed to exercise their voting discretion on non-routine matters, including the proposal to approve the Agreement.

Solicitation and Voting of Proxy Cards.    A proxy card is included with this Joint Proxy Statement/Prospectus that provides for you to name                         , individually and as a group, to act as your “AB&T

Proxies” and vote your shares of AB&T common stock at the Special Meeting. Please sign and date your proxy card and return it in the enclosed envelope so that your shares will be represented at the Special Meeting.

If you sign a proxy card and return it to AB&T so that it is received before the Special Meeting, the shares of AB&T common stock you hold of record will be voted by the AB&T Proxies according to your instructions. If you sign and return a proxy card but you do not give any voting instructions, then your shares will be voted by the AB&T Proxies “FOR” approval of the Agreement and merger and “FOR” authorization to adjourn the Special Meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement. AB&T’s management is not aware of any other business that will be brought before the Special Meeting but, if any other matter is properly presented for action by AB&T’s shareholders, your proxy card will authorize the AB&T Proxies to vote your shares according to their best judgment. Your proxy card also will authorize the AB&T Proxies to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including adjournments for any purpose other than to solicit additional votes needed to approve the Agreement. If you do not return a proxy card, the AB&T Proxies will not have authority to vote for you and shares of AB&T common stock you hold of record will not be represented or voted at the Special Meeting unless you attend the meeting in person.

Revocation of Proxy Cards; How You Can Change Your Vote.    If you are the record holder of your shares of AB&T common stock and you sign and return a proxy card, and you later wish to revoke the proxy card or to change the voting instructions you gave the AB&T Proxies, you can do so at any time before the voting takes place at the Special Meeting by taking the appropriate action described below.

•

To revoke your proxy card, you should give AB&T’s Corporate Secretary a written notice that you want to revoke your proxy card, or you can attend the Special Meeting and notify AB&T’s Corporate Secretary that you want to revoke your proxy card and vote your shares in person. Your attendance at the Special Meeting alone, without notifying AB&T’s Corporate Secretary, will not revoke your proxy card.

•

To change the voting instructions you gave the AB&T Proxies, you can sign and submit a proxy card dated after the date of your original proxy card and containing your new instructions. The AB&T Proxies will follow the last voting instructions they receive from you before the Special Meeting.

•

If you appointed the AB&T Proxies by Internet, you can click on the link for “proxy voting” on the website www.alliancebankandtrust.com/proxy, enter the same voting control number (printed just above your name on the enclosed proxy card) you previously used to appoint the AB&T Proxies, and change your voting instructions.

The AB&T Proxies will follow the last voting instructions they receive from you before the Special Meeting. If your shares are held in “street name” and you want to change voting instructions you have given to your broker or other nominee, you must follow your broker’s or nominee’s directions.

To revoke your proxy card or your appointment of the AB&T Proxies by Internet:

•	You should give AB&T’s Corporate Secretary a written notice that you want to revoke your proxy card or Internet vote; or

•

You can attend the Special Meeting and notify AB&T’s Corporate Secretary that you want to revoke your proxy card or Internet vote and vote your shares in person. Your attendance at the Special Meeting alone, without notifying AB&T’s Corporate Secretary, will not revoke your proxy card or Internet vote.

Expenses and Method of Solicitation.    In connection with the costs of soliciting appointments of proxy for the AB&T Special Meeting, AB&T and 1st Financial will bear the costs of their own counsel, and will divide equally the costs of printing and mailing this Joint Proxy Statement/Prospectus. AB&T is requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of its proxy solicitation materials to their principals and request their voting instructions, and AB&T may reimburse those persons for their expenses in doing so. In addition to using the mail, AB&T’s directors, officers and employees may solicit proxy cards, personally or by email or telephone or other methods of communication, but they will not receive any additional compensation from AB&T for doing so. If AB&T considers it necessary or advisable to help ensure that a sufficient number of shares are represented to vote on and approve the merger, it will make arrangements for one or more individual contractors, or for a firm that specializes in proxy solicitation, to assist with contacting beneficial owners of our shares and requesting that they send voting instructions to their brokers or other nominees. If AB&T makes those arrangements, it would pay fees for those services.

In general, in connection with proxy solicitations for meetings of the shareholders of public companies, many holders of shares held in “street name” fail to give voting instructions to their brokers or other nominees. AB&T may make arrangements for a firm that specializes in proxy solicitation to assist it by contacting record holders and beneficial owners of AB&T common stock and requesting that they vote their shares or send voting instructions to their brokers or other nominees. AB&T has not yet selected or made arrangements with a firm to assist it in soliciting proxy cards or voting instructions, but it would expect to pay approximately $10,000 to a firm for those services.

In connection with soliciting proxy cards for the Special Meeting, neither AB&T nor 1st Financial has authorized anyone to give AB&T’s shareholders any information, or make any representation, not contained in this Joint Proxy Statement/Prospectus. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by AB&T or 1st Financial.

Record Date and Voting Securities.    The close of business on             , 2009, is the “AB&T Record Date” being used to determine (a) which AB&T shareholders are entitled to receive notice of and to vote at the AB&T Special Meeting, and (b) how many shares of AB&T stock they are entitled to vote. AB&T’s voting securities are the             shares of its common stock, and the 3,500 shares of its preferred stock, outstanding on the AB&T Record Date. A shareholder must have been a record holder of AB&T common stock or preferred stock on that date to be eligible to vote at the AB&T Special Meeting.

Quorum; Voting Procedures.    A quorum of both the AB&T common stock and the AB&T preferred stock must be present for business to be conducted at the AB&T Special Meeting. For all matters to be voted on at the meeting, quorums will consist of a majority of the outstanding shares of AB&T common stock and a majority of the outstanding shares of AB&T preferred stock. Shares of AB&T common and preferred stock represented in person or by proxy at the meeting will be counted for the purpose of determining whether these quorums exist. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, or attend the Special Meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker “non-votes” also will be counted in determining whether there is a quorum. Broker “non-votes” will occur if your shares are held by a broker and are voted on one or more matters at the Special Meeting but they are not voted by the broker on a “non-routine” matter, such as the proposal to approve the Agreement, because you have not given the broker voting instructions on that matter. If your shares are represented at the Special Meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of AB&T common stock and AB&T preferred stock you held of record on the AB&T Record Date on each matter voted on by shareholders at the Special Meeting, including the proposals to approve the Agreement (Proposal 1) and to authorize AB&T’s management to adjourn the Special Meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement (Proposal 2).

Vote Required for Approval.    For the proposal to approve the Agreement (Proposal 1) to be approved, a majority of the outstanding shares of AB&T common stock and a majority of the outstanding shares of AB&T preferred stock must vote in favor of the proposal. For the proposal to authorize management to adjourn the Special Meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement (Proposal 2) to be approved, the number of votes of AB&T common shares cast in favor of such proposal must exceed the votes cast against it, and the number of votes of AB&T preferred shares cast in favor of such proposal also must exceed the votes cast against it. In the case of Proposal 1, abstentions and broker non-votes will have the same effect as a vote against the merger. In the case of Proposal 2, abstentions and broker non-votes will have no effect.

Special Meeting of 1st Financial’s Shareholders

General.    1st Financial is furnishing this Joint Proxy Statement/Prospectus to its shareholders in connection with the solicitation by 1st Financial’s Board of Directors of appointments of proxy for use at the 1 st Financial Special Meeting and at any adjournments of that meeting. The 1st Financial Special Meeting will be held on             , 2009, at             .m., at the             located at             in             , North Carolina. This Joint Proxy Statement/Prospectus is being mailed to 1st Financial’s shareholders on or about             , 2009.

Proposals to be Voted on at the 1st Financial Special Meeting.    At the 1st Financial Special Meeting, record holders of 1st Financial’s common stock will consider and vote on proposals to:

• Approve the Agreement and the transactions described in it, including the merger of AB&T into 1st Financial, the conversion of outstanding shares of AB&T common stock into shares of 1st Financial common stock, and the conversion of the outstanding shares of AB&T preferred stock into shares of 1st Financial preferred stock. A copy of the Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated by reference into this document (see “The Merger” on page    ); and

• Authorize 1st Financial’s management to adjourn the 1st Financial Special Meeting one or more times for up to a total of 120 days, if necessary, to allow additional time to solicit votes needed to approve the Agreement. There currently are no plans to adjourn the 1st Financial Special Meeting, but 1st Financial’s management requests the authority to do that if, at the time of the meeting, there are insufficient votes to approve the Agreement. (See “Information about 1st Financial — Proposal to Authorize Management to Adjourn the 1st Financial Special Meeting” on page    .)

How 1st Financial’s Shareholders Can Vote at the Special Meeting.    If you are a holder of 1st Financial common stock and your shares of 1st Financial common stock are held of record in your name, they can be voted at the 1st Financial Special Meeting in one of the following ways.

•	You can attend the Special Meeting and vote in person.

•

You can sign and return an appointment of proxy (a proxy card) in the form enclosed with this Joint Proxy Statement/Prospectus and appoint the “1st Financial Proxies” named below to vote your shares for you at the meeting, or you can validly appoint another person to vote your shares for you.

•

You can appoint the 1st Financial Proxies to vote your shares for you by going to 1st Financial’s Internet website (http://www.mountain1st.com/proxy) and clicking on the link for “proxy voting.” When you are prompted for your “voter control number,” you should enter the number printed just above your name on the enclosed proxy card, and then follow the instructions you will be given. You may vote by Internet only until 5:00 p.m. on             , 2009, which is the day before the Special Meeting date. If you vote by Internet, you do not need to sign and return a proxy card. You will be appointing the 1st Financial Proxies to vote your shares on the same terms and with the same authority as if you marked, signed and returned a proxy card. The authority you will be giving the 1st Financial Proxies is described below and in the form of proxy card enclosed with this Joint Proxy Statement/Prospectus.

If your shares of 1st Financial common stock are held in “street name” by a broker or other nominee, then the record holder of your shares is required to vote them for you. You will need to follow the directions your broker or nominee provides you and give it instructions as to how to vote your shares. Without specific voting instructions from you, brokers generally are not allowed to exercise their voting discretion on non-routine matters, including the proposal to approve the Agreement.

Solicitation and Voting of Proxy Cards.    A proxy card is included with this Joint Proxy Statement/Prospectus that provides for you to name Peggy H. Denny, Roger A. Mobley, and Mary K. Dopko, individually and as a group, to act as your “1st Financial Proxies” and vote your shares of 1st Financial common stock at the Special Meeting. Please sign and date your proxy card and return it in the enclosed envelope, or follow the instructions above for appointing the 1st Financial Proxies by Internet, so that your shares will be represented at the Special Meeting.

If you sign a proxy card and return it to 1st Financial so that it is received before the Special Meeting, or if you appoint the 1st Financial Proxies by Internet, the shares of 1st Financial common stock you hold of record will be voted by the 1st Financial Proxies according to your instructions. If you sign and return a proxy card, or appoint the 1st Financial Proxies by Internet, but you do not give any voting instructions, then your shares will be voted by the 1st Financial Proxies “FOR” approval of the Agreement and merger and “FOR” authorization to adjourn the Special Meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement. Under North Carolina law generally, no business may be brought before the 1st Financial Special Meeting unless it is described in the notice of meeting that accompanies this Joint Proxy Statement/Prospectus, and 1st Financial’s management is not aware of any other business that will be brought before the Special Meeting. However, if any other matter is properly presented for action by 1st Financial’s shareholders, your proxy card will authorize the 1st Financial Proxies to vote your shares according to their best judgment. Your proxy card also will authorize the 1st Financial Proxies to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including adjournments for any reason other than to solicit votes needed to approve the Agreement. If you do not return a proxy card or appoint the 1st Financial Proxies by Internet, the 1st Financial Proxies will not have authority to vote for you and shares of 1st Financial common stock you hold of record will not be represented or voted at the Special Meeting unless you attend the meeting in person.

Revocation of Proxy Cards; How You Can Change Your Vote.    If you are the record holder of your shares of 1st Financial common stock and you sign and return a proxy card or appoint the 1st Financial Proxies by Internet, and you later wish to revoke the authority or change the voting instructions you gave the 1st Financial Proxies, you can do so at any time before the voting takes place at the Special Meeting by taking the appropriate action described below.

To change the voting instructions you gave the 1st Financial Proxies:

•	you can sign and submit a proxy card dated after the date of your original proxy card, or after the date you appointed the 1st Financial Proxies by Internet, and containing your new instructions; or

•

if you appointed the 1st Financial Proxies by Internet, you can click on the link for “proxy voting” on the website (http://www.mountain1st.com/proxy), enter the same voting control number (printed just above your name on the enclosed proxy card) you previously used to appoint the 1st Financial Proxies, and change your voting instructions.

The 1st Financial Proxies will follow the last voting instructions they receive from you before the Special Meeting. If your shares are held in “street name” and you want to change voting instructions you have given to your broker or other nominee, you must follow your broker’s or nominee’s directions.

To revoke your proxy card or your appointment of the 1st Financial Proxies by Internet:

•	You should give 1st Financial’s Corporate Secretary a written notice that you want to revoke your proxy card or Internet vote; or

•	You can attend the Special Meeting and notify one of 1st Financial’s Assistant Corporate Secretaries that you want to revoke your proxy card or Internet vote and vote your shares in person. Your attendance at the Special Meeting alone, without notifying 1st Financial’s Corporate Secretary, will not revoke your proxy card or Internet vote.

Expenses and Method of Solicitation.    In connection with the costs of soliciting appointments of proxy for the 1st Financial Special Meeting, AB&T and 1st Financial will bear the costs of their own counsel, and will divide equally the costs of printing and mailing this Joint Proxy Statement/Prospectus. 1st Financial is requesting banks, brokers and other custodians, nominees, and fiduciaries forward copies of its proxy solicitation materials to their principals and request their voting instructions, and 1st Financial may reimburse those persons for their expenses in doing so. In addition to using the mail, 1st Financial’s and Mountain 1st’s directors, officers, and employees may solicit proxy cards, in person or by email or telephone or other methods of communication, but they will not receive any additional compensation from 1st Financial or Mountain 1st for doing so. If 1st Financial considers it necessary or advisable to help ensure that a sufficient number of shares are represented to vote on and approve the merger, it will make arrangements for one or more individual contractors, or for a firm that specializes in proxy solicitation, to assist with contacting beneficial owners of our shares and requesting that they send voting instructions to their brokers or other nominees. If 1st Financial makes those arrangements, it would pay fees for those services.

In general, in connection with proxy solicitations for meetings of the shareholders of public companies, many holders of shares held in “street name” fail to give voting instructions to their brokers or other nominees. If 1st Financial considers it necessary or advisable to help ensure that a sufficient number of shares are represented at the Special Meeting to vote on and approve the Agreement, it will make arrangements for a firm that specializes in proxy solicitation to assist it by contacting record holders and beneficial owners of 1st Financial common stock and requesting that they vote their shares or send voting instructions to their brokers or other nominees. If 1st Financial requests that assistance, it will pay a fee to that firm for its services.

In connection with soliciting proxy cards for the Special Meeting, neither 1st Financial nor AB&T has authorized anyone to give 1st Financial’s shareholders any information, or make any representation, not contained in this Joint Proxy Statement/Prospectus. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by 1st Financial or AB&T.

Record Date and Voting Securities.    The close of business on             , 2009, is the “1st Financial Record Date” being used to determine (a) which 1st Financial shareholders are entitled to receive notice of and to vote at the 1st Financial Special Meeting, and (b) how many shares of 1st Financial common stock they are entitled to vote. 1st Financial’s voting securities are the 5,001,248 shares of its common stock outstanding on the 1st Financial Record Date. A shareholder must have been a record holder of 1st Financial common stock on that date to be eligible to vote at the 1st Financial Special Meeting. Shares of 1st Financial preferred stock are not voting shares and may not be voted at the Special Meeting.

Quorum; Voting Procedures.    A quorum must be present for business to be conducted at the 1st Financial Special Meeting. For all matters to be voted on at the meeting, a quorum will consist of a majority of the outstanding shares of 1st Financial common stock. Shares of 1st Financial common stock represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, appoint the 1st Financial Proxies by Internet, or attend the Special Meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker “non-votes” also will be counted in determining whether there is a quorum. Broker “non-votes” will occur if your shares are held by a broker and are voted on one or more matters at the Special Meeting but they are not voted by the broker on a “non-routine” matter, such as the proposal to approve the Agreement, because you have not given the broker voting instructions on that matter. If your shares are represented at the Special Meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of 1st Financial common stock you held of record on the 1st Financial Record Date on each matter voted on by shareholders at the Special Meeting, including the proposals to approve the Agreement (Proposal 1) and to authorize 1st Financial’s management to adjourn the Special Meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement (Proposal 2).

Vote Required for Approval.    For the proposal to approve the Agreement (Proposal 1) to be approved, a majority of the outstanding shares of 1st Financial common stock must vote in favor of the proposal. For the proposal to authorize management to adjourn the Special Meeting, if necessary, to allow additional time to solicit votes needed to approve the Agreement (Proposal 2) to be approved, the number of votes of 1st Financial common shares cast in favor of such proposal must exceed the votes cast against it. In the case of Proposal 1, abstentions and broker non-votes will have the same effect as a vote against the merger. In the case of Proposal 2, abstentions and broker non-votes will have no effect.

THE MERGER

The following summary is an overview of the most material aspects of the merger, the Agreement, and this offering. This summary may not contain all the information that is important to you. For more information, you should carefully read the entire Agreement.

General

At the AB&T Special Meeting and the 1st Financial Special Meeting, AB&T’s shareholders and holders of 1st Financial’s common stock each will vote on a proposal to approve the Agreement and the merger. The Agreement was entered into by AB&T and 1st Financial as of February 16, 2009. When the transactions described in the Agreement become effective:

•	AB&T will be merged with and into, and its existence will be combined with that of, 1st Financial;

•	Alliance will continue its separate existence as a wholly-owned subsidiary of 1st Financial;

•

Each outstanding share of AB&T common stock held by AB&T’s shareholders (other than shares held by shareholders who “dissent” as further described below and fractional shares resulting from the conversion), will be converted into the right to receive shares of 1st Financial common stock, and each outstanding share of AB&T preferred stock held by AB&T’s shareholders (other than by shareholders who “dissent” as further described below) will be converted into the right to receive shares of 1st Financial preferred stock; and

•	Outstanding options and warrants to purchase AB&T common stock will be converted into options or warrants to purchase 1st Financial common stock based on the exchange ratio.

Following the merger, Alliance will carry on its business as a subsidiary of 1st Financial and under the supervision and regulation of state and federal banking regulators. Mountain 1st will continue to operate as a separate wholly owned subsidiary of 1st Financial following the merger. However, 1st Financial expects that, at some point following the merger, it will combine Alliance into Mountain 1st. The timing of this combination has not yet been determined.

Background of the Merger

Representatives of FIG attended a meeting of the AB&T Board on June 24, 2008 at which time they discussed a number of strategic issues, including a possible merger transaction with another financial institution. A number of possible candidates, including 1st Financial, were discussed. Over the next three months, FIG held numerous discussions with the management of AB&T regarding a select group of financial institutions identified during the June 24th Board meeting. As a result of these conversations with AB&T management, combined with the results of conversations with two of the identified financial institutions, including 1st Financial, AB&T retained FIG partners to act as its financial advisor in connection with a possible merger transaction on October 3, 2008.

During a routine discussion with representatives of the investment banking firm of FIG Partners, LLC, Atlanta, Georgia (FIG) in the fourth quarter of 2008, Greg Gibson, 1st Financial’s CEO, discussed 1st Financial’s potential interest in supplementing its organic growth by growing through acquisitions. Mr. Gibson and FIG discussed several possible merger partners. FIG identified AB&T as a possible candidate and Mr. Gibson and FIG reviewed a number of positive attributes of a potential combination of the two companies. As FIG maintained a relationship with AB&T, Mr. Gibson asked FIG to inquire as to the level of interest AB&T might have discussing a combination of the companies.

FIG contacted Daniel C. Ayscue, AB&T’s President and CEO, with this inquiry, to which he expressed interest. AB&T retained FIG on October 3, 2008, to act as financial advisor in connection with a possible business combination with 1st Financial. Mr. Gibson and Mr. Ayscue met on November 20, 2008. In their discussions, they determined that there were many similarities between the two companies, including similar and compatible cultures. They also determined that both companies recognized the need for successful community banks to increase their size to be able to absorb the mounting costs of compliance with continually expanding regulations and enhance their ability to continue to compete effectively in the marketplace of the future. Mr. Gibson and Mr. Ayscue agreed to discuss the idea of a merger with each company’s respective Board.

AB&T and 1st Financial executed a confidentiality agreement during the first week of December 2008. Subsequent discussions with both Boards produced sufficient interest in a business combination to warrant a meeting between Board and management representatives of each company to further explore that possibility. On December 11, 2008, the Chairman, Vice Chairman and CEO of 1st Financial met with the Chairman and the CEO of AB&T, along with representatives of FIG.

During this meeting, a number of issues involved in a possible merger were discussed, including the possible benefits of a combination of the companies, a possible organizational structure, potential representation for each of the shareholder groups, and determining the exchange ratio. Each group agreed that the concept of a combination was sufficiently compelling to move forward to the next phase of negotiations, the drafting of a definitive agreement for consideration by each respective Board.

Mr. Gibson has contacted the investment banking firm of The Carson Medlin Company, Raleigh, North Carolina (Carson Medlin) from time to time in the past to discuss certain strategic issues, including possible mergers with other financial institutions. In December 2008, Mr. Gibson discussed the concept of a combination with AB&T with Carson Medlin representatives, along with other possible merger candidates.

On January 8, 2009, Mr. Gibson contacted Carson Medlin specifically to discuss the merger-related discussions he had recently held with AB&T and to request a proposal from Carson Medlin to be engaged by 1st Financial as its financial advisor in connection with a possible transaction. Carson Medlin and 1st Financial finalized an engagement agreement on January 13, 2009. On January 14, 2009, the CEO of 1st Financial contacted Carson Medlin to request that Carson Medlin advise 1st Financial with negotiations that could possibly lead to a merger of AB&T with 1st Financial.

In late January and early February 2009, 1st Financial and AB&T each conducted a due diligence review of the operations and books and records of the other. During this period, the parties and their financial advisors discussed the results of their due diligence reviews, certain aspects of combining the operations of the two banks, the financial implications for the combined entity, and a range of exchange ratios for the transaction. FIG and Carson Medlin participated in negotiating the exchange ratio over this period. Those negotiations were concluded and on February 13, 2009, Carson Medlin representatives presented their analysis of the proposed transaction to the Board of 1st Financial and rendered their preliminary opinion that the merger is fair, from a financial point of view, to 1st Financial’s shareholders. On February 12, 2009 representatives of FIG presented their analysis of the proposed transaction to the Board of AB&T and rendered their preliminary opinion that the merger is fair, from a financial point of view, to AB&T’s shareholders. The parties executed the Agreement as of February 16, 2009.

Recommendations of Boards of Directors and Reasons for the Merger

AB&T.    AB&T’s Board of Directors has approved the Agreement and the merger and believes the merger is in the best interests of AB&T and its shareholders. AB&T’s Board of Directors recommends that AB&T’s shareholders vote to approve the Agreement and the merger.

The material factors considered by the Board in deciding to consider strategic alternatives such as the Agreement and merger are described below. Each of those factors favored proceeding with investigation of the merger, and consideration, without foreclosing AB&T’s ability to remain independent.

The Board evaluated the increasing difficulty of maintaining and improving AB&T’s performance for its shareholders as an independent financial institution within its current banking market without expansion into nearby, highly competitive markets (an action the Board assessed to be costly and risky).

Other significant positive factors considered by the Board in deciding to approve the merger and recommend it to AB&T’s shareholders are listed below.

•	The combined entity, based on increased asset size and more markets, likely would attract more potential acquirers, over time, than would AB&T standing alone.

•

Affiliation with a larger organization would augment the management team by providing for a more diverse and well-qualified management system, and would provide administrative infrastructure to support AB&T’s current management.

•	An affiliation with a larger organization would result in cost-saving opportunities and operating efficiencies.

•

Affiliation with a larger institution not concentrated in Alliance’s existing operating footprint would allow for greater expansion in and diversity of Alliance’s market presence and provide a more varied customer base.

•	The fact that Mountain 1st and Alliance had only one overlapping office, in Shelby, would help minimize customer disruption and job loss.

AB&T’s Board evaluated 1st Financial as a merger candidate based not only on the Board’s evaluation of the merger consideration offered by 1st Financial, but also on 1st Financial’s history, financial condition and historical operating performance, ownership profile, corporate structure, management, the nature of its banking business, asset quality, historical stock performance, branch locations, employee benefits, philosophy regarding expansion and growth, and other factors. 1st Financial’s community banking focus was important to the Board as well.

Negative factors considered by the Board in deciding to approve 1st Financial’s proposal and recommend it to AB&T’s shareholders included those listed below.

•	1st Financial has some loan portfolio concentration issues associated with residential and commercial real state in the context of a declining market.

•	1st Financial experienced an increase in potential asset quality deficiencies in the context of the current declining market.

•

1st Financial’s stock price declined consistent with the drop in stock prices across the financial industry, and based on the concentration of its shareholders in one geographic area, there is a potential lack of market liquidity for its stock.

Additional factors the Board considered in determining to approve the Agreement and merger included the Board’s review with its legal and financial advisors of the provisions of the Agreement, the expected tax consequences of the merger to AB&T and its shareholders, the opinion of AB&T’s financial adviser, FIG Partners, LLC, that the consideration to be received under the Agreement was fair, from a financial point of view, to the holders of AB&T’s common stock, the value to be received by AB&T’s shareholders in relation to the historical trading prices, book value and earnings per share of AB&T’s common stock, and the lack of liquidity in the trading of AB&T’s common stock.

Although AB&T’s Board considered the foregoing and other factors individually, the Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Board collectively made its determination with respect to the Agreement and merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the Agreement and merger were in the best interests of AB&T’s shareholders.

AB&T’s Board of Directors recommends that holders of AB&T’s common and preferred stock vote “FOR” approval of the Agreement and merger. To be approved a majority of the outstanding shares of AB&T common stock and a majority of the outstanding shares of AB&T preferred stock must vote in favor of the proposal.

1st Financial.    1st Financial’s Board of Directors also has approved the Agreement and the merger and believes the merger is in the best interests of 1st Financial and its shareholders. 1st Financial’s Board recommends that 1st Financial’s shareholders vote to approve the merger. The material factors considered by the Board in deciding to proceed with merger negotiations and to approve the Agreement are described below.

1st Financial’s management believes that a combination of the two institutions will create a stronger and more effective competitor in their markets and better serve their combined customer base. The significant positive factors considered by the Board in deciding to approve the merger and recommend it to 1st Financial’s shareholders are listed below.

•

The acquisition would accelerate 1st Financial’s efforts to reach an asset size and shareholder base that it believed would provide increased liquidity and profitability to 1st Financial’s shareholders.

•	The merger would enable 1st Financial to accommodate larger credit facilities for customers and more readily service larger customer relationships.

•

The merger likely would dilute 1st Financial’s earnings per share for the period in which it was completed, but, subject to the amount and timing of projected cost savings and revenue enhancements that 1st Financial realized and to the amount of merger-related expenses charged against its earnings, it was expected that the merger would be accretive to 1st Financial’s earnings in future periods.

•	AB&T is a very similar financial institution, with stable customer relationships that would be complementary to 1st Financial’s.

•

1st Financial’s and AB&T’s markets also were complementary in terms of loan demand, demographic profile, geography and business composition, and 1st Financial’s management believed it would be able to further leverage AB&T’s existing customer base, branch network and reputation.

•	AB&T’s high overhead could be addressed through a merger with a larger financial institution.

•	1st Financial and AB&T had overlapping markets only in Shelby, North Carolina.

•	1st Financial already was familiar with the Shelby market where it had a presence with a single banking office and, on a combined basis, would be in a strong market position.

•	AB&T’s Gastonia market (where 1st Financial currently did not have a presence) represents a good potential growth market in the Charlotte metropolitan area.

•

The combined company would have cost-saving opportunities which would permit 1st Financial to gain operating efficiencies. Furthermore, AB&T has excess capital that can support additional assets and produce increased revenues for the combined company.

The significant negative factors considered by the Board in deciding to approve the merger and recommend it to 1st Financial’s shareholders are listed below.

•	AB&T had experienced certain operating deficiencies in the past.

•	AB&T depends significantly on wholesale funding (brokered deposits and Federal Home Loan Bank borrowing).

•	AB&T had experienced recent management disruption.

•	AB&T’s net interest margin is currently low due to the extremely low current rate environment.

•	AB&T’s overall earnings are low, again predominantly as a result of the current low rate environment.

Additional factors the Board considered in determining to approve the Agreement and merger included the Board’s review with its legal and financial advisors of the provisions of the Agreement, the expected tax consequences of the merger, and the opinion of 1st Financial’s financial advisor, The Carson Medlin Company, that the consideration proposed to be paid pursuant to the Agreement was fair to 1st Financial’s shareholders from a financial point of view.

Although 1st Financial’s Board considered the above and other factors individually, the Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Board collectively made its determination with respect to the Agreement and merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the Agreement and merger were in the best interests of 1st Financial and its shareholders.

1st Financial’s Board of Directors recommends that holders of 1st Financial’s common stock vote “FOR” approval of the Agreement and merger. To be approved, a majority of the outstanding shares of 1st Financial common stock must vote in favor of the proposal.

Conversion of AB&T Capital Stock

When the merger is completed:

•

Each outstanding share of AB&T common stock held by AB&T shareholders (other than by shareholders who “dissent”) automatically will be converted into the right to receive 1.175 shares of 1st Financial common stock;

•

Each outstanding share of AB&T preferred stock held by AB&T shareholders (other than by shareholders who “dissent”) automatically will be converted into the right to receive 1 share of 1st Financial preferred stock; and

•	Outstanding options and warrants to purchase AB&T common stock will be converted into options or warrants to purchase 1st Financial common stock based on the exchange ratio.

Treatment of Fractional Shares

The conversion of AB&T shareholders’ common stock will result in fractional shares of 1 st Financial common stock in many cases. No fraction of a share of 1st Financial common stock, or any scrip or certificate representing any fractional share, will be issued to any AB&T shareholder, and no right to vote or to receive any distribution will attach to any fractional share. Instead, if the conversion of an AB&T shareholder’s common stock otherwise would result in a fraction of a share of 1st Financial common stock, then, after the merger, 1st Financial will pay the shareholder cash (without interest) for that fraction. The amount of cash for each fraction will be determined by multiplying the fraction by the closing price of 1st Financial shares on the date the merger becomes effective.

Surrender and Exchange of Certificates

After the merger, the certificates that formerly represented shares of AB&T common stock and AB&T preferred stock (“Old Certificates”) will represent only the right to receive:

•

In the case of AB&T common stock, either certificates (“New Certificates”) or book entry registration (“Book Entry”) evidencing the whole shares of 1st Financial common stock into which the shares of AB&T common stock have been converted, plus cash for fractional shares; and

•	In the case of AB&T preferred stock, New Certificates evidencing the whole shares of 1st Financial preferred stock into which the shares of AB&T preferred stock have been converted.

When the merger is completed, AB&T’s stock transfer books will be closed and no further transfer of Old Certificates will be recognized or registered. As soon as possible after the merger, 1st Financial will send transmittal forms to AB&T’s former shareholders with instructions for forwarding their Old Certificates for surrender to 1st Financial’s exchange agent. Upon their proper surrender of their Old Certificates (together with properly completed transmittal forms), holders of AB&T common stock will elect to receive either New Certificates or Book Entry representing the whole shares of 1st Financial common stock into which their AB&T common stock has been converted, together with a check for any fractional share to which they otherwise would be entitled. Holders of AB&T preferred stock will receive either New Certificates representing the whole shares of 1st Financial preferred stock into which their AB&T preferred stock has been converted. Holding shares in book-entry provides the same rights, including voting rights, as holding a physical certificate, but eliminates the need to safeguard and deliver the physical certificate. For AB&T’s shareholders who properly exercise their dissenters’ rights, the process for submitting Old Certificates and receiving cash for the “fair value” of their shares is described in this Joint Proxy Statement/Prospectus under the caption “Rights of Dissenting AB&T Shareholders” on page    .

Until Old Certificates are surrendered to 1 st Financial’s exchange agent, they will represent only the right of former AB&T shareholders to receive New Certificates or Book Entry evidencing the consideration into which their AB&T common stock or AB&T preferred stock has been converted. However, after the merger, and regardless of whether they have surrendered their Old Certificates, former AB&T shareholders will be entitled to vote and to receive any dividends or other distributions (for which the record date is after the merger) on the numbers of whole shares of 1st Financial common or preferred stock into which their AB&T common or preferred stock has been converted, but no dividends or other distributions actually will be paid to them unless and until their Old Certificates are physically surrendered to 1st Financial’s exchange agent. Upon surrender and exchange of Old Certificates, 1st Financial will pay the amount, without interest, of any unpaid dividends or other distributions that became payable after the merger on the shares of 1st Financial common or preferred stock represented by those Old Certificates.

If an AB&T shareholder’s Old Certificates have been lost, stolen or destroyed, that shareholder will be required to furnish to 1st Financial evidence satisfactory to it of ownership of the AB&T common stock or AB&T preferred stock evidenced by those Old Certificates and of the loss, theft or destruction of those certificates. 1st Financial also will require the shareholder to furnish appropriate and customary indemnification (which may include an indemnity bond issued by a surety) to receive the consideration to which the shareholder is entitled.

AB&T’s shareholders should not forward their Old Certificates to 1st Financial’s exchange agent until they receive instructions to do so.

Conversion of Options and Warrants

When the merger is completed:

•

Each outstanding and unexercised option to purchase AB&T common stock will become an option to purchase a number of shares of 1st Financial common stock equal to the number of shares of AB&T common stock which could be bought under the option multiplied by 1.175, rounded down to the nearest whole share, and the exercise price per share will be adjusted by dividing the per share exercise price of each option by 1.175, rounded up to the nearest cent; and

•

Each outstanding and unexercised warrant to purchase AB&T common stock will be become a warrant to purchase a number of shares of 1st Financial common stock equal to the number of shares of AB&T common stock which could be bought under the option multiplied by 1.175, with an appropriate adjustment to the per share exercise price for the warrant.

Effect of the Merger on Outstanding 1st Financial Common Stock

Shares of 1st Financial common stock held by 1st Financial’s shareholders when the merger is completed will remain outstanding. The merger will not change those outstanding shares of 1st Financial common stock and will not affect any rights of 1st Financial’s current shareholders or require that they surrender their stock certificates. However, based on the 2,678,205 currently outstanding shares of AB&T common stock, 1st Financial will issue approximately 3,146,890 new shares of 1st Financial common stock to AB&T’s shareholders. As a result, the merger will dilute the relative percentage voting and equity interests of 1st Financial’s current shareholders. The issuance of 3,146,890 new shares of 1st Financial common stock would result in 1st Financial’s current shareholders holding approximately 61.38%, and AB&T’s former shareholders holding approximately 38.62%, of the total voting power represented by the outstanding shares of 1st Financial’s voting stock following the merger. On a pro forma basis as of December 31, 2008, and based on the issuance of the number of new shares that would have been issued if the merger had been completed on that date, the merger would result in a decrease of approximately 12.48% in the tangible book value of each outstanding share of 1st Financial common stock currently held by 1st Financial’s shareholders. (See “Unaudited Pro Forma Selected Combined Consolidated Financial Statements” on page F-    .)

Opinion of FIG Partners, LLC, Financial Advisor to AB&T

AB&T retained FIG Partners, LLC (“FIG”) on October 3, 2008 to act as a financial advisor in connection a possible business combination with 1st Financial Services Corporation. FIG is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, FIG is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

FIG acted as financial advisor to AB&T in connection with the proposed merger with 1st Financial. In connection with FIG’s engagement, AB&T asked FIG to help structure and negotiate the terms of a transaction and to evaluate the fairness of the merger consideration to AB&T’s stockholders from a financial point of view. At the February 12, 2009 meeting of AB&T’s board of directors, FIG was asked to present its opinion that, based upon and subject to various matters to be set forth in its preliminary written opinion, the merger consideration to be received by AB&T’s ahreholders was fair from a financial point of view. AB&T’s board voted to approve the merger and subsequently executed a definitive agreement. FIG subsequently submitted its preliminary written opinion letter to the board of directors on February 13, 2009.

THE FULL TEXT OF FIG'S WRITTEN OPINION IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. THE OPINION OUTLINES THE MATTERS FIG CONSIDERED, AND THE QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY FIG IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.

FIG'S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE AB&T BOARD OF DIRECTORS AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO AB&T STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF AB&T TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER, THE MERGER AGREEMENT OR ANY RELATED AGREEMENTS, AND IS NOT A RECOMMENDATION TO ANY AB&T STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE STOCKHOLDER MEETING WITH RESPECT TO THE MERGER, OR ANY OTHER MATTER.

In connection with rendering its opinion, FIG reviewed and considered, among other things:

•	The merger agreement;

•	Certain publicly available financial statements and other historical financial information of AB&T and 1st Financial that it deemed relevant;

•

Projected earnings estimates for AB&T prepared by senior management of AB&T and discussions with senior management of AB&T regarding its business, financial condition, results of operations, and future prospects;

•	Internal financial and operating information with respect to the business, operations and prospects of AB&T and 1st Financial furnished to FIG by AB&T and 1st Financial;

•	The reported prices and trading activity of 1st Financial common stock, and compared those prices and activity and dividends with other publicly-traded companies that FIG deemed relevant;

•	The pro forma financial impact of the merger on AB&T’s ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of AB&T and FIG;

•	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available and deemed relevant by FIG;

•	The current market environment generally and the banking environment in particular; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

FIG held discussions with certain members of senior management of AB&T regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies. In connection with FIG’s review, it relied upon the accuracy and completeness of all of the financial, accounting, legal, tax, and other information discussed with or reviewed by it.

AB&T’s board of directors did not limit the investigations made or the procedures followed by FIG in giving its opinion.

In performing its reviews and analyses and in rendering its opinion, FIG assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all the financial information, analyses, and other information that was publicly available or otherwise furnished to, reviewed by or discussed with management of AB&T and 1st Financial. With respect to financial forecasts and other information and data relating to AB&T, and reviewed by or discussed with it, FIG was advised by the management of AB&T that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AB&T as to its future financial performance, the potential strategic implications and operational benefits anticipated to result from the proposed transaction and the other matters covered thereby. FIG assumed that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. FIG was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. FIG did not make an independent evaluation or appraisal of the assets, the collateral securing assets, or the liabilities, contingent or otherwise, of AB&T or 1st Financial or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. FIG is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of AB&T or 1st Financial, nor did it review any individual credit files relating to AB&T or 1st Financial. With AB&T’s consent, FIG assumed that the respective allowances for loan losses for both AB&T and 1st Financial were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, FIG did not conduct any physical inspection of the properties or facilities of AB&T or 1st Financial. FIG is not an accounting firm and it relied on the reports of the independent accountants of AB&T and 1st Financial as to the audited financial statements furnished to it.

FIG’s opinion was necessarily based upon financial information, and market, economic and other conditions, as these existed on, and could be evaluated as of, the date of its opinion. FIG assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. FIG also assumed that there has been no material change in AB&T’s and 1st Financial’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, and that AB&T and 1st Financial will remain as going concerns for all periods relevant to its analyses. FIG further assumed that, in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the merger and the related transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on AB&T or 1st Financial or the contemplated benefits of the proposed transaction in any way meaningful to its analyses.

In rendering its opinion, FIG performed a variety of financial analyses. The following is a summary of the material analyses performed by FIG, but is not a complete description of all the analyses underlying FIG’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. FIG believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in FIG’s comparative analyses described below is identical to AB&T or 1st Financial and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of AB&T or 1st Financial and the companies to which they are being compared.

The internal earnings projections provided by AB&T were relied upon by FIG in its analyses. FIG assumed that such projected performance would be achieved, and expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to FIG by AB&T were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by FIG in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, FIG also made numerous assumptions with respect to industry performance, business and economic conditions, and various other matters, many of which cannot be predicted and are beyond the control of AB&T, 1st Financial, and FIG. The analyses performed by FIG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. FIG prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the AB&T board at the February 12, 2009 meeting. Estimates on the values of companies are not appraisals and do not necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, FIG’s analyses do not necessarily reflect the value of AB&T common stock or 1st Financial common stock or the prices at which AB&T or 1st Financial common stock may be sold at any time. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of AB&T, 1st Financial, or FIG, or any other person assumes responsibility if future results are materially different from those forecast.

Summary of Proposed Merger.    FIG reviewed the financial terms of the proposed merger whereby the holders of AB&T common stock shall be entitled to receive 1.175 shares of 1st Financial common stock in exchange for their shares of AB&T common stock. Holders of AB&T options and warrants will receive 1.175 1st Financial options or warrants for each AB&T option or warrant they hold and the strike price of each 1st

Financial option will be equal to the quotient of the current ABTO option strike price divided by the Exchange Ratio (1.175). Based upon the terms of the merger agreement and 1st Financial’s closing price of $5.50 on February 13, 2009, FIG calculated a transaction value of $17,307,900, or $6.46 per AB&T share. Utilizing AB&T’s publicly available financial information on the date of announcement, which was the December 31, 2008 financial information, FIG calculated the following ratios:

Deal Value Considerations:

Offer Price / Shares Outstanding	$6.46
Total Transaction Value	$17,307,900

Deal Multiples:

Price / LTM EPS	NM
Price / Book Value	70.7x
Price / Tangible Book Value	70.7x
Core Deposit Premium	-16.2%

The Offer Price / Shares Outstanding calculation is based upon AB&T’s 2,678,205 outstanding common shares as of the date of the announcement.

Analysis of 1st Financial.

Peer Group Performance.    Using publicly available information, FIG compared the financial performance and stock market valuation of 1st Financial with two separate peer groups. The first included publicly traded banks in North Carolina with assets between $500 million and $1 billion, referred to as the “Regional Peers.” The Regional Peers included the following institutions:

Company Name	Assets ($000)
Bank of the Carolinas Corporation	563,578
Carolina Bank Holdings, Inc.	616,611
Citizens South Banking Corporation	817,213
Cooperative Bankshares, Inc.	982,379
Crescent Financial Corporation	968,311
ECB Bancorp, Inc.	767,768
First South Bancorp, Inc.	876,140
Four Oaks Fincorp, Inc.	924,500
High Point Bank Corporation	791,939
MidCarolina Financial Corporation	540,847
New Century Bancorp, Inc.	605,767
North State Bancorp	687,581
Peoples Bancorp of North Carolina, Inc.	968,762
Waccamaw Bankshares, Inc.	537,257

The second peer group included publicly traded banks, nationwide, with assets between $600 million and $800 million and NPA/Assets ratio less than 2.5%, referred to as the “Nationwide Peers.” The Nationwide Peers included the following institutions:

Company Name	Assets ($000)
1st United Bancorp, Inc.	621,927
Access National Corporation	702,324
American National Bankshares Inc.	789,184
Auburn National Bancorporation, Inc.	745,970
Carolina Bank Holdings, Inc.	616,611
Citizens Holding Company	766,047
ECB Bancorp, Inc.	767,768
First Community Corporation	650,616
Henderson Bancshares, Inc.	723,291
High Point Bank Corporation	791,939
Highlands Bankshares, Inc.	672,608
Jefferson Bancshares, Inc.	658,625
Mountain National Bancshares, Inc.	606,112
SouthCrest Financial Group, Inc.	620,535
Southern First Bancshares, Inc.	692,979
Tidelands Bancshares, Inc.	716,104
Valley Financial Corporation	674,479

Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of December 31, 2008 and, where relevant, closing stock market information as of February 11, 2009. Selected market information for 1st Financial and the two groups of comparable companies that was analyzed is provided below.

	Stock Price	Price/ TBV (%)	Implied Deposit Prem (%)	Price/ LTM EPS (x)	Price/ LTM Pre-Tax Pre-Provision EPS (x)	Mkt. Cap ($m)	Yield (%)
1st Financial	4.75	50.3	-6.5	70.0	3.3	23.7	0.0
Regional Peers	NM	67.9	-3.6	10.6	5.5	39.7	2.1
Nationwide Peers	NM	71.0	-2.8	10.3	6.3	45.2	2.6

	ROAE (%)	ROAA (%)	Pre-Tax Pre- Provision ROAE (%)	Pre-Tax Pre- Provision ROAA (%)	Tangible Equity Ratio (%)	Net Interest Margin (%)	NPAs/ Assets (%)
1st Financial	0.73	0.05	15.05	1.12	6.67	3.31	1.62
Regional Peers	6.30	0.19	10.18	0.97	6.88	2.98	1.63
Nationwide Peers	5.95	0.41	12.06	1.07	8.41	3.43	1.25

Contribution Analysis.    FIG computed the contribution of 1st Financial and AB&T to various elements of the pro forma entity’s income statement, balance sheet, and market capitalization, excluding estimated cost savings and operating synergies. The following table compares the pro forma ownership in the combined company, based upon the exchange ratio, to each company’s respective contribution to each element of the analysis.

Contribution

	1st Financial	AB&T
Pro Forma Ownership	61.4%	38.6%

Earnings (000’s):

	1st Financial	AB&T
2010E Earnings	80.8%	19.2%
2011E Earnings	82.7%	17.3%

Balance Sheet (2007 Q1) (000’s):

Loans	80.3%	19.7%
Assets	80.6%	19.4%
Deposits	83.0%	17.0%
Equity	71.9%	28.1%
Tangible Equity	71.9%	28.1%

The contribution analysis indicated that the pro forma ownership of 1st Financial common stock issuable to AB&T stockholders in the merger was greater than projected earnings contribution in 2010 and greater than the projected balance sheet contributions.

Comparable Transactions Contribution Analysis.    FIG also compared the asset contribution of AB&T and ownership of pro forma entity and compared them to nine recent M&A transactions in North Carolina, South Carolina, Tennessee, and Virginia. Below is the list of transactions analyzed:

Company Name	Announcement Date
Hampton Roads Bankshares Inc./Gateway Financial Holdings	09/23/2008
Yadkin Valley Financial/American Community Bancshares	09/09/2008
Village Bank & Trust Finl Corp/River City Bk	03/09/2008
Hampton Roads Bankshares Inc./Shore Financial Corp.	01/08/2008
First National Bancshares Inc./Carolina National Corp.	08/26/2007
Pinnacle Financial Partners/Mid-America Bancshares Inc.	08/15/2007
LSB Bancshares Inc./FNB Financial Services Corp.	02/26/2007
Renasant Corp./Capital Bancorp Inc.	02/05/2007
Greene County Bancshares Inc./Civitas BankGroup	01/25/2007

The average asset contribution for the nine deals is 37.2% and the average target institution ownership of the pro forma institution was 35.2%. The proposed transaction compares favorably to the nine transaction average as AB&T is contributing 20.6% of the assets but would own 38.6% of the pro forma institution.

	Target Assets/ Pro Forma Assets	Target Ownership of Pro Forma Company	Target Tangible Equity/ Pro Forma Tangible Equity
Nine Transactions Average	35.2%	37.2%	37.4%
AB&T	20.6%	38.6%	33.9%

Analysis of Selected Merger Transactions.    In order to address the specific valuation considerations within the market that AB&T serves, FIG selected a group of comparable merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, FIG selected bank merger and acquisition transactions according to the following criteria:

•	Group 1 — Bank transactions in the Southeastern United States announced since 2008 with seller’s total assets between $100 million and $2.5 billion

•	Group 2 — Bank transactions nationwide announced since 2008 with seller’s total assets between $100 million and $1 Billion and ROA less than 0.5%

•	Group 3 — Bank transactions nationwide announced since October 1, 2008 with seller’s total assets between $50 million and $1 billion

FIG reviewed the multiples of transaction value at announcement to estimated 2009 earnings, transaction value to total assets, transaction value to tangible book value, and book premium to core deposits, and computed the average for the transactions. These average multiples and premiums were compared to the value AB&T received in the transaction with 1st Financial. The summary of this analysis is shown below.

	Offer Value to
	Total Assets (%)	Tangible Book Value (%)	12 Months Preceding Earnings (x)		Ratio of Tangible Book Value Premium to Core Deposits (%)

AB&T	11.0	70.7	35.1	*	-16.2

Group 1 average	12.9	147.4	21.1		6.6

Group 2 average	10.2	136.5	32.7		4.4

Group 3 average	11.1	124.4	18.8		4.3

•	Reflects AB&T 2009 Projected Earnings

Discounted Cash Flow Analysis.    Using a discounted cash flow analysis, FIG estimated the present value of the future stream of earnings and dividends that AB&T could produce over the next five years based upon an internal earnings and balance sheet forecast for 2009 – 2013, assuming a range of discount rates from 13% to 15%. FIG performed discounted cash flow analyses for two stand alone scenarios and two company sale scenarios.

In the present value of future earnings scenario, FIG arrived at the terminal value of AB&T by assuming a growth into perpetuity of 3.0% beyond 2013. This terminal value was then discounted, along with yearly cash flows for 2009 through and including 2013, to arrive at the present value for AB&T. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of the AB&T common stock. This discounted cash flow analysis indicated a value range between $5.35 and $6.59 per share of AB&T common stock.

In the second stand alone scenario, FIG derived the terminal value of AB&T earnings stream beyond 2013 assuming terminal value multiple 12x of fiscal year 2013 net income. The estimated dividend streams and terminal values were then discounted to present values using different estimated discount rates (ranging from 13.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of AB&T common stock. This discounted cash flow analysis indicated a value range between $4.92 and $5.37 per share of AB&T common stock.

Additionally, FIG estimated the present value of AB&T in two company sale scenarios. In arriving at the value of AB&T, FIG assumed two separate terminal acquisition values, one based on a price-to-earnings multiple of 15.6x and the other based on a price-to-tangible book multiple of 1.2x. These terminal values were then discounted, along with yearly cash flows for 2009 through and including 2013, to arrive at the present values for AB&T. The price-to-earnings multiple analysis indicated a value range between $6.40 and $6.98 per share of AB&T common stock, while the price-to-tangible book multiple analysis indicated a value range between $7.12 and $7.78 per share of AB&T common stock.

Deal Value Considerations:
Offer Price / Shares Outstanding	$6.46

Discounted Cash Flow Valuation Ranges (Per Share):
Present Value of Future Earnings	$5.36 – $6.59
Trading P/E Multiple	$4.92 – $5.37
Price / Tangible Book Value	$6.40 – $6.98
Core Deposit Premium	$7.12 – $7.78

Other Analyses and Factors.    FIG took into consideration various other factors and analyses, including: historical market prices and trading volumes for AB&T’s and 1st Financial’s common stock, movements in the common stock of selected publicly-traded companies, and movements in the S&P Bank Index.

Information Regarding FIG.    FIG will receive a fee of approximately $225,000 from AB&T for performing its financial advisory services in connection with the merger and rendering a written opinion to the Board of Directors of AB&T as to the fairness, from a financial point of view, of the merger to AB&T’s shareholders.

AB&T also agreed to indemnify and hold harmless FIG and its officers and employees against certain liabilities in connection with its services under the engagement letters, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of FIG or any matter for which FIG may have strict liability.

FIG, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. FIG is a market maker in the securities of both 1st Financial and AB&T. In the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and their affiliates may from time to time effect transactions and hold securities of AB&T and/or 1st Financial.

Opinion of The Carson Medlin Company, Financial Advisor to 1st Financial

1st Financial retained The Carson Medlin Company (“Carson Medlin”) to act as its financial advisor in connection with the proposed merger of 1st Financial and AB&T. Carson Medlin is a nationally recognized investment banking firm that provides specialized corporate finance services to community financial institutions. In the ordinary course of its investment banking business, Carson Medlin is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. 1st Financial selected Carson Medlin as its financial advisor based upon its qualifications, expertise and reputation in such capacity, as well as its long term relationship with Carson Medlin. Neither Carson Medlin nor any of its affiliates has a material relationship, other than the previously described financial advisory relationship, with 1st Financial or AB&T or any material financial interest in 1st Financial or AB&T. No limitations were imposed by 1st Financial’s board of directors or its management upon Carson Medlin with respect to the investigations made or the procedures followed by Carson Medlin in rendering its opinion.

Carson Medlin acted as financial advisor to 1st Financial in connection with the proposed merger with AB&T and participated in certain negotiations leading to the execution of the Agreement. In connection with Carson Medlin’s engagement, 1st Financial asked Carson Medlin to evaluate the fairness of the merger consideration to 1st Financial’s shareholders from a financial point of view. At the February 13, 2009 meeting of the board of directors of 1st Financial, convened to evaluate the merger, Carson Medlin delivered to the 1st Financial board its analysis of the proposed transaction and its potential impact on 1st Financial and its shareholders as well as its oral opinion that, based upon and subject to various matters to be set forth in its preliminary written opinion, the merger consideration was fair to 1st Financial’s shareholders from a financial point of view. Subsequently at that meeting, the 1st Financial board voted to approve the execution of the Agreement and thereafter, officers of 1 st Financial executed the Agreement as of February 16, 2009.

You should consider the following when reading the discussion of Carson Medlin’s analysis and opinion in this document:

•

The summary of the opinion of Carson Medlin set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix D to this Joint Proxy Statement/Prospects. You should read the opinion in its entirety for a full discussion of the procedures followed, assumptions made, and matters considered by Carson Medlin in connection with its opinion.

•

Carson Medlin’s opinion does not address the merits of the merger relative to other business strategies, whether or not considered by 1st Financial’s board, nor does it address the decision by 1st Financial’s board to proceed with the merger.

•

Carson Medlin’s opinion to 1st Financial’s board of directors rendered in connection with the merger does not constitute a recommendation to any 1st Financial shareholder as to how he or she should vote at the special meeting of 1st Financial shareholders to be held to consider the merger.

Analysis of the financial aspects of a transaction such as the merger and the preparation of the related financial fairness opinion involve various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. The analytical process is therefore not readily susceptible to partial analysis or summary description. In connection with advising 1st Financial on the merger and rendering its opinion, Carson Medlin performed a variety of financial analyses. Carson Medlin believes that those analyses must be considered together as a whole and that selecting portions of its analyses and the facts considered in its analyses, without considering the remaining facts and analyses, could create an incomplete or inaccurate view of Carson Medlin’s analyses and the process underlying the rendering of Carson Medlin’s opinion.

In performing its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of 1st Financial and AB&T and may not be realized. Any estimates of future results contained in Carson Medlin’s analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other. The relative importance or weight given to these analyses by Carson Medlin is not necessarily reflected by the order of presentation of the analyses herein ( or by the corresponding results). The summaries of financial analyses include information presented in tabular format. Those tables should be read together with the text of those summaries.

Carson Medlin has relied, without independent verification, upon the accuracy and completeness of the information it received and reviewed for the purposes of advising 1st Financial and rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of 1st Financial or AB&T nor was it furnished with any appraisals.

Carson Medlin is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses; Carson Medlin has not reviewed any individual credit files of 1st Financial or AB&T; and Carson Medlin has assumed that the allowances for loan losses of 1st Financial and AB&T are in the aggregate adequate to cover potential losses, except as to specific merger-related adjustments to such allowances that may have been negotiated by 1st Financial and AB&T. Carson Medlin’s advice and its opinion provided to 1st Financial were and are necessarily based on economic, market and other conditions existing on the date that the advice and opinion were provided and on information as of various earlier dates made available to it, which conditions are not necessarily indicative of current or future market conditions.

In advising 1st Financial and rendering its opinion, Carson Medlin made the following assumptions:

•	That the merger will be accounted for as an acquisition in accordance with generally accepted accounting principles;

•

That all material governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on 1st Financial, AB&T or the anticipated benefits of the merger;

•	That 1st Financial had provided it with all of the information prepared by 1st Financial or its other representatives that might be material to Carson Medlin in its review; and

•

That the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the managements of 1st Financial and AB&T as to the future operating and financial performance of 1 st Financial and AB&T.

In connection with its opinion dated February 13, 2009, Carson Medlin reviewed:

•	The Agreement;

•	The audited financial statements of AB&T for the five years ended December 31, 2007;

•	The audited financial statements of 1st Financial for the five years ended December 31, 2007;

•	The unaudited financial statements of AB&T for the nine months ended September 30, 2008;

•	The unaudited financial statements of 1st Financial for the nine months ended September 30, 2008;

•	Available unaudited bank-level financial statements of AB&T and 1st Financial for the fourth quarter ended December 31, 2008; and

•	Certain other financial and operating information with respect to the business, operations and prospects of 1st Financial and AB&T.

In addition, Carson Medlin:

•	Held discussions with members of managements of 1st Financial and AB&T regarding the historical and current business operations, financial condition and future prospects of their respective companies;

•	Reviewed the historical market prices and trading activity for the common stock of 1st Financial and AB&T;

•	Compared the results of operations of 1st Financial and AB&T with those of certain financial institutions which it deemed to be relevant;

•	Compared the financial terms of the merger with the financial terms, to the extent publicly available, of certain other recent business combinations of financial institutions;

•	Analyzed the pro forma financial impact of the merger on 1st Financial; and

•	Conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

The following is a summary of all material analyses performed by Carson Medlin in connection with advising 1st Financial on the merger and in providing orally, to the 1st Financial board of directors on February 13, 2009, its opinion, which opinion has since been confirmed in writing and is included here as Appendix D. The following summary does not purport to be a complete description of the analyses performed by Carson Medlin.

Summary of Financial Terms of the Merger

Carson Medlin reviewed the terms of the proposed merger, including the form of consideration, the exchange ratio, the price per share of 1st Financial’s common stock and the price paid to AB&T’s shareholders pursuant to the merger Agreement. To consummate the merger, 1st Financial will issue approximately 3,146,891 shares of stock and 434,322 options to purchase shares of 1st Financial common stock, based on an exchange ratio of 1.175 shares of 1st Financial for each share and option of AB&T, in exchange for all of AB&T’s 2,678,205 outstanding common shares and 369,636 stock options. As of February 13, 2009, the date Carson Medlin rendered its opinion and the 1st Financial board approved the Agreement, this resulted in a transaction value of approximately $17.3 million, or $6.46 per share of AB&T common stock, based the recent trading price of 1st Financial shares of $5.50 per share.

Based on AB&T’s December 31, 2008, financial information (estimated on February 13, 2009), Carson Medlin calculated the following ratios:

Transaction Value:		Transaction multiples*:
Purchase Price per Share	$6.46	Price to AB&T’s Tangible Equity	70.7%
Total Purchase Price	$17,307,900	Price to AB&T’s Total Assets	10.2%

*	Transaction multiples based on estimated December 31, 2008 unaudited financial results.

Financial & Capital Impact Analysis

Carson Medlin calculated the pro forma impact of the merger on 1st Financial’s diluted earnings per share, return ratios and capital levels, based on profitability and balance sheet estimates for 1st Financial and AB&T as supplied by the managements of each of the companies and compiled by Carson Medlin. The pro forma impact included the projected after tax benefits from merger-related savings and improvements in expenses and revenues associated with AB&T’s ongoing, post-merger operations, as well as estimated one-time merger-related charges.

An important reason for 1st Financial entering into the merger is that the transaction provides the opportunity to employ its expertise and experience in balance sheet management and business-generation capability in integrating and managing the AB&T franchise. 1st Financial estimates that AB&T’s net interest income can be improved by approximately $1.2 million or 28% as a result of restructuring certain of AB&T’s short-term borrowings and reinvesting certain of AB&T’s liquid assets at higher rates. These improvements are expected immediately after the merger becomes effective. Furthermore, 1st Financial considers approximately $8 million of AB&T’s common equity to be excess relative to the current and expected near-term capital needs of the existing AB&T franchise. 1st Financial management believes that, in view of 1st Financial’s past ability to generate earning assets, AB&T’s excess capital can be used to support additional consolidated earning assets of at least $16 million, $38 million and $55 million by the end of 2009, 2010 and 2011, respectively. Assuming a net interest margin of 3% and nominal incremental noninterest expenses, additional earnings on this growth would be $0.2 million, $0.9 million and $1.6 million in 2009 (one half year), 2010 and 2011, respectively.

Carson Medlin also considered a range of projected annual noninterest expense savings resulting from the merger of from approximately $750,000 (or approximately 19% of AB&T’s noninterest expenses) to $1.4 million (or approximately 36% of AB&T’s noninterest expenses). Carson Medlin considers the lower level of potential cost savings to be conservative and not difficult for 1st Financial and AB&T to achieve. Carson Medlin considers the higher level of potential cost savings to be more aggressive, but achievable in view of cost savings obtained in similar transactions.

After evaluating the potential revenue enhancements and cost savings that may be realized in the merger, Carson Medlin calculated that the merger would be dilutive to fully diluted earnings per share in 2009, and $0.02 to $0.08 per share accretive in 2010, depending upon the level of cost savings assumed. In lower expense savings scenario (a) estimated consolidated return on average assets would decline by nine basis points in 2009 and increase by nineteen basis points in 2010; (b) the ratio of consolidated tangible equity to assets would increase from 9.0% to 9.8% in 2009; and (c) the consolidated total risk based capital ratio would increase from 12.8% to 13.6% in 2009. The actual results achieved by the combined companies may vary from projected results and the variations may be material.

Carson Medlin also noted 1st Financial management’s estimate of one-time merger-related charges of approximately $0.7 million ($1.5 million including estimated payments required to restructure certain of AB&T’s short-term liabilities) or 3.9% (8.5%) of the approximate value of the transaction. Carson Medlin considers that range of one-time merger-related charges to be typical of similar transactions in current market conditions. Carson Medlin computed that, as a result of the merger, 1st Financial’s tangible common book value per share would decrease by $1.43 or 15% in 2009, assuming the lower expense savings scenario; Carson Medlin considers that level of decrease in tangible common book value per share to be within an acceptable range for transactions such as the merger. Furthermore, in view of (a) the level of AB&T’s common equity considered by management of 1st Financial to be excess relative to the current and expected near-term capital needs of the existing AB&T franchise and (b) the importance of capital in the banking industry in current economic conditions, Carson Medlin estimated the dilutive impact on 1st Financial’s tangible common book value per share that would result from a secondary offering of 1st Financial common stock approximately equal to the amount of AB&T’s estimated excess capital in current market conditions. Carson Medlin concluded that the dilution to 1st Financial’s tangible common book value per share from such an offering would be approximately equal to the dilution to 1st Financial’s tangible common book value per share as a result of the merger.

Comparable Transactions Analysis

Carson Medlin selected a number of recent U.S. bank merger and acquisition transactions that it deemed comparable to the merger and compared the multiples implied by the consideration to be paid in those transactions to the multiples implied by the terms of the merger. Specifically, Carson Medlin selected bank merger and acquisition transactions according to the following criteria:

•	Transactions announced after January 1, 2008

•	Seller located within the U.S.

•	Seller assets between $100 million and $300 million

Carson Medlin selected 30 transactions fitting the criteria listed above that it deemed comparable to the proposed merger and computed transaction multiples at the 25th percentile, 50th percentile (median), and 75th percentile for the following: price/tangible book value, price/trailing twelve months’ earnings, price/assets, price/deposits, and the core deposit premium. Carson Medlin then computed ranges of implied values for AB&T using the comparable transaction multiples at the 25th, 50th and 75th percentiles and AB&T’s recent tangible book value, twelve months’ trailing earnings, total assets, total deposits and core deposits. These valuation ranges are shown in the following table:

Transaction Values Indicated by Comparable Transactions
($000’s)			Tg. Bk. Value	LTM Earnings		Assets	Deposits	Core Deposits (for C.D. premium)

ABTO (12/31/08)			$24,490	-$	176	$170,211	$121,318	$44,404

	Multiples	x	129.3%		17.7	9.2%	10.9%	3.0%
25th	Indicated Values	=	$31,663		NM	$15,693	$13,212	$25,818
Percentile

		Range of Values = $13,212 to $31,673
		Average Value = $21,596

	Multiples	x	156.9%		29.8	14.5%	16.7%	7.8%
Median	Indicated Values	=	$38,422		NM	$24,630	$20,224	$27,945

		Range of Values = $20,224 to $38,422
		Average Value = $27,805

	Multiples	x	195.6%		45.8	17.7%	21.7%	14.5%
75th	Indicated Values	=	$47,902		NM	$30,144	$26,362	$30,911
Percentile

		Range of Values = $26,362 to $47,902
		Average Value = $33,830

Carson Medlin’s analysis indicated that the merger consideration of approximately $17.3 million is best described as being in the bottom half of the valuation range indicated by the bottom quartile of the 30 comparable bank merger transactions considered.

Contribution Analysis

Carson Medlin computed the relative contribution of AB&T and 1st Financial to various elements of the combined income statement and balance sheet (excluding potential revenue enhancements and cost savings that may be realized in the merger, as well as estimated one-time merger-related charges). The following table summarizes that comparison.

($000’s, 9/30/08)	1st Financial		Alliance
Assets	$670,167	79%	$174,055	21%
Gross loans	569,273	80%	142,194	20%
Deposits	529,442	82%	119,005	18%
Shareholders’ equity	47,961	66%	24,720	34%
Tangible shareholders’ equity	47,961	66%	24,720	34%
Adjusted tangible equity	47,961	70%	20,590	30%
Net income (2006+2007+YTD 9/08)	8,127	85%	1,457	15%
# of branches	15	79%	4	21%
Current market capitalization	$23,736	56%	$18,480	44%

Ownership after Merger (diluted)		63%		37%

The contribution analysis indicated that the pro forma ownership of 1st Financial common stock to be issued to AB&T shareholders in the merger was greater than the total assets, loans, deposits, tangible equity, and recent net income to be contributed to 1st Financial by AB&T. The contribution analysis also indicated that the pro forma ownership of 1st Financial common stock to be issued to AB&T shareholders in the merger was less than the AB&T’s current market capitalization compared to the combined current market capitalization of 1st Financial and AB&T.

Industry Comparative Analysis

Carson Medlin used publicly available information to compare selected financial information for 1st Financial, AB&T and a number of financial institutions. Carson Medlin compared selected operating results of 1 st Financial and AB&T to those of the 55 traded community commercial banks that are listed in the Southeastern Independent Bank ReviewTM, a proprietary research publication prepared by Carson Medlin quarterly since 1991 (the “SIBR Peer Group”). Carson Medlin considers this group of financial institutions to be comparable to 1st Financial and AB&T for purposes of this analysis. Carson Medlin compared, among other factors, profitability, capitalization, asset quality and operating efficiency of 1st Financial and AB&T to these financial institutions. Carson Medlin noted the following performance based on results as of or for the twelve months ended December 31, 2008 (most recent available) for the SIBR Peer Group and for 1 st Financial and AB&T.

	Balance Sheet Highlights				Performance Ratios
	Assets ($ mil)	Loans ($ mil)	Deposits ($ mil)	Equity ($ mil)	ROA %	ROE %	Margin %	Equity /Assets %	NPA Ratio %	Effic. Ratio %
SIBR Average	978	742	753	94	(0.06)	(1.3)	3.51	8.9	3.30	70.3
1st Financial	707	584	591	63	0.05	0.7	3.24	8.9	1.82	73.1
AB&T	170	140	121	24	(0.32)	(2.1)	2.76	14.2	3.52	84.4

Carson Medlin’s analysis indicated that the financial performance of both 1st Financial and AB&T are relatively similar to peer median values.

Miscellaneous

After considering the results of the various analyses described above as well as other factors, Carson Medlin concluded that the consideration to be received by AB&T’s shareholders under the Agreement is fair, from a financial point of view, to the shareholders of 1st Financial.

The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of 1st Financial Valley Financial or AB&T could materially affect the assumptions used in preparing the opinion. Carson Medlin is not aware of any such events that have occurred between the date February 13, 2009 and the date of this Joint Proxy Statement/Prospectus.

Carson Medlin will receive fees of $112,500 for advisory services provided to 1st Financial in connection with the merger and the rendering of the fairness opinion, as well as reimbursement for its reasonable expenses incurred in providing those services. In addition, 1st Financial has agreed to indemnify Carson Medlin and its directors, officers and employees, from liability incurred in connection with the transaction, and to hold Carson Medlin harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Carson Medlin’s acts or decisions made in good faith and in the best interest of 1st Financial, all in connection with its services provided related to the merger.

Required Shareholder Approvals

AB&T’s Shareholders.    Under North Carolina law, the Agreement must be approved by AB&T’s shareholders by a vote of a majority of the outstanding shares of each class voted on the Agreement at the AB&T Special Meeting.

1st Financial’s Shareholders.    Under North Carolina law, the Agreement must be approved by 1st Financial’s shareholders by a vote of a majority of the shares of 1st Financial common stock.

Required Regulatory Approval

The merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act. The Agreement provides that AB&T’s and 1st Financial’s respective obligations to complete the merger are conditioned on receipt of all required regulatory approvals of the transactions described in the Agreement. 1st Financial and AB&T have submitted a notice to the Federal Reserve Board under an expedited procedure available to well-managed bank hoding companies which propose to merge. Although there is no assurance that Federal Reserve Board approval will be received, the managements of AB&T and 1st Financial currently are not aware of any reason, condition or circumstance that might lead to denial of the requested approval.

Conduct of Business Pending the Merger

The Agreement provides that, during the period from the date of the Agreement until the merger is completed, and except as otherwise permitted by the Agreement or consented to by 1st Financial, AB&T will, among various other actions:

•

Conduct its business in the usual manner, preserve its organization intact, keep available the services of its present officers, employees and agents, and preserve relationships with its customers and others with whom it does business;

•	Maintain its properties and assets in customary repair, order and condition, and continue to maintain in force its current insurance coverage;

•	Maintain its books and records in the usual, regular and ordinary manner;

•	Comply materially with laws, ordinances, regulations and standards that apply to its business;

•	Not materially change its loan underwriting policies and procedures except as required by law;

•

Periodically provide 1st Financial with various information regarding its business and operations, and promptly advise 1st Financial of any actual or prospective material change in its financial condition, business or affairs;

•

Immediately before the merger, make accruals or accounting entries or create reserves on its books, or make additional provisions to its allowance for loan losses, that 1st Financial considers necessary, appropriate or desirable in anticipation of the merger, and charge-off loans that 1st Financial considers to be losses or believes should be charged-off under generally accepted accounting principles, banking regulations or 1st Financial’s loan administration policies and procedures; and

•	Review its credit files and correct any documentation and compliance deficiencies.

Additionally, the Agreement provides that, from the date of the Agreement until the time the merger is completed, except as otherwise permitted by the Agreement or consented to by 1st Financial, AB&T may not, among various other actions:

•

Amend its Articles of Incorporation or Bylaws, make any changes in its capital stock, issue any additional capital stock or other securities, grant options to purchase its capital stock or other securities, or purchase or redeem any of its outstanding shares;

•	Make any changes in its accounting methods, practices or procedures, or in the nature of its business or the manner in which it does business;

•

Enter into or adopt any employment or compensation agreement or any bonus or other employee benefit plan or arrangement, or, except in accordance with its customary salary administration and review procedures, increase the compensation of, or pay any bonuses or additional compensation to, its officers, directors, employees or consultants;

•	Acquire or merge with, or acquire substantially all the assets of, any other company;

•

Agree to buy or sell any real property or, above certain amounts, any personal property, or mortgage, pledge or otherwise encumber any of its tangible assets, or, except in the ordinary course of business, incur any indebtedness;

•

Waive or compromise any rights in its favor of any substantial value, except for money or money’s worth, or waive or compromise any rights in its favor with respect to its officers, directors, shareholders or members of their families; or

•	Assume or become liable for certain obligations, or enter into certain types of contracts, described in the Agreement, or incur any obligations outside the ordinary course of business.

Dividends

The Agreement provides that, before the merger, AB&T may not declare or pay any cash dividend or make any other distributions on AB&T common or preferred stock without the consent of 1st Financial. 1st Financial has consented to payment of quarterly cash dividends of 5% per annum on shares of AB&T preferred stock.

Prohibition on Solicitation

The Agreement provides that, except under certain circumstances, AB&T may not:

•

Initiate, solicit, encourage, or take action to facilitate proposals, or furnish information to generate inquiries about proposals, for a merger or other acquisition of AB&T or any other business combination involving AB&T, any disposition of a significant part of AB&T’s assets, or any acquisition of 10% or more of AB&T’s outstanding shares of capital stock;

•

Participate in discussions or negotiations, furnish information or access to information, or cooperate with or encourage efforts, concerning a merger or other acquisition of AB&T or any other business combination involving AB&T, any disposition of a significant part of AB&T’s assets, or any acquisition of 10% or more of AB&T’s outstanding shares of capital stock; or

•

Enter into or approve or recommend any letter of intent, agreement in principle, acquisition agreement, or similar agreement for a merger or other acquisition of AB&T or any other business combination involving AB&T, any disposition of a significant part of AB&T’s assets, or any acquisition of 10% or more of AB&T’s outstanding shares of capital stock.

The Agreement makes exceptions to these prohibitions in the case of unsolicited offers that AB&T’s Board of Directors, based on the advice of its legal counsel and its financial advisor, deem to be materially more favorable to AB&T’s shareholders, from a financial point of view, than the Agreement. AB&T must give notice to 1st Financial of any unsolicited offer and may not enter into agreements with others without giving notice to 1st Financial. If AB&T terminates the Agreement based on an unsolicited offer and accepts that offer, it will be obligated to pay 1st Financial a termination fee of $745,000.

Accounting Treatment

1st Financial will use the acquisition method of accounting for the merger, in accordance with the provisions of Statement of Financial Accounting Standard No. 141 (Revised) Business Combinations. As of the date of the merger, AB&T’s assets and liabilities will be recorded at their respective estimated fair values. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, the excess will be allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. To the extent the fair value of the net assets of AB&T exceed the fair value of 1st Financial’s shares received (measured on the closing date of the transaction), negative goodwill will be recognized in the combined statement of operations. Core deposit and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives.

The financial statements of 1st Financial issued after the merger will reflect the results attributable to the acquired operations of AB&T beginning on the date the merger is completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See “Selected Unaudited Pro Forma Combined Financial Information” beginning on page    of this document.

Material Federal Income Tax Consequences

1st Financial and AB&T have received a written opinion (the “Tax Opinion”) from Porter Keadle Moore, LLP to the effect that the merger will be treated as a tax-free reorganization under Section 368 of the Internal Revenue Code (the “Code”). The following discussion summarizes the material anticipated federal income tax consequences of the merger as described in the Tax Opinion that generally will apply to holders of AB&T common stock.

The Tax Opinion and this summary do not cover all aspects of federal income taxation that may apply to 1st Financial, AB&T, or AB&T’s shareholders, and do not cover the tax consequences of the merger under any local, state, foreign, or other taxes, including but not limited to sales and use taxes, federal excise taxes, payroll taxes, trust fund taxes, property taxes, or premium taxes, and does not cover any legal aspect of the merger. Also, each AB&T shareholder’s individual or special circumstances may affect the tax consequences of the merger to that shareholder, and the Tax Opinion and this summary do not cover those matters. For example, the tax consequences described in the Tax Opinion and this summary may not apply if an AB&T shareholder is a foreign person or an individual that would be subject to special rules under the Code. So, AB&T’s shareholders should consult with their own tax advisors in order to make an evaluation of the federal, foreign, state, or local, and other tax consequences of the merger based on their particular individual circumstances and, among other things, the tax return reporting requirements, the application and effect of federal, foreign, state, local, and other tax laws on them individually, and the implications of any proposed changes in the tax laws.

AB&T’s shareholders should be aware that AB&T and 1st Financial will not request or obtain a ruling from the Internal Revenue Service (the “IRS”) about the tax consequences of the merger, and the Tax Opinion will not be binding on the IRS. There is no assurance that in the future the IRS will not disagree with or take a position contrary to that set forth in the Tax Opinion on any particular aspect of the tax consequences of the merger. If the IRS were to take a position contrary to the Tax Opinion and were to prevail in that position, that event could result in adverse tax consequences to 1st Financial, AB&T, or AB&T’s shareholders.

The Tax Opinion and this summary are based on currently existing provisions of the Code, existing and proposed Treasury Regulations issued under the Code, and current administrative rulings and court decisions, all of which are subject to change. Any such change could be retroactive and cause the tax consequences of the merger to AB&T’s shareholders to be different from those described in the Tax Opinion. In accordance with Treasury Regulations, any federal tax advice provided in this Joint Proxy Statement/Prospectus may not be used to avoid any federal tax penalty. Any such advice is provided on the basis and with the intent that the advice may not be used to avoid any federal tax penalty.

Subject to the limitations and qualifications referred to above and in the Tax Opinion, the Tax Opinion states, among other things, that:

•	The Merger will constitute a “reorganization” within the meaning of Code Section 368(a);

•	Each of 1st Financial and AB&T will be a party to that reorganization within the meaning of Code Section 368(b);

•	No gain or loss will be recognized by 1st Financial or AB&T by reason of the merger;

•

No gain or loss will be recognized by the shareholders of AB&T upon the receipt of 1st Financial common stock and 1st Financial preferred stock solely in exchange for their shares, as applicable, of AB&T common stock and AB&T preferred stock;

•	The tax basis in the 1st Financial common stock and 1st Financial preferred stock received by an AB&T shareholder will be the same as the tax basis in the shares surrendered in exchange therefor;

•

The holding periods for 1st Financial common stock and 1st Financial preferred stock received by an AB&T shareholder in exchange for shares, as applicable, of AB&T common stock or AB&T preferred stock will include the period during which the shareholder held the AB&T shares surrendered in the exchange, provided that the AB&T shares are held as a capital asset when the merger becomes effective; and

•	No gain or loss will be recognized by AB&T warrant or option holders upon the exchange of stock warrants or options of AB&T for warrants or options of 1 st Financial.

The managements of 1st Financial and AB&T believe that, in general, cash received by AB&T’s shareholders who exercise dissenters’ rights under North Carolina law, or in exchange for fractional shares of 1st Financial common stock, will be treated as amounts distributed in redemption of their shares and as if their shares were sold for cash. That determination will be governed by Section 302 of the Tax Code. Sale treatment under Section 302(a) would mean that any gain recognized would be taxed as long-term or short-term capital gain if the shareholder’s stock that is treated as being sold is held by the shareholder as a capital asset. The gain would be taxed as ordinary income if the shareholder held the stock as an asset other than a capital asset. The cash received would be offset by the shareholder’s basis in the shares treated as being sold to determine if there is taxable gain. However, depending on a shareholder’s individual circumstances (or, in the case of fractional shares, depending on the overall circumstances of the transaction creating the distribution of cash in lieu of fractional shares), it is possible that the sale provisions of Section 302(a) will not apply, in which case the cash received by that shareholder would be treated as a dividend (instead of a sale) under Section 301 of the Code. That would mean that the full amount received may be taxable and that some or all of the cash received may be taxed as ordinary income.

In general, a United States AB&T shareholder who receives 1st Financial common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with the shareholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

AB&T’s shareholders are urged to consult with their own tax advisors about the specific tax consequences to them of the merger and the exchange of their AB&T common stock for 1st Financial stock and/or of exercising their dissenters’ rights.

Conditions to the Merger

Completion of the merger is subject to various conditions described in the Agreement, including:

•	Approval of the Agreement by AB&T’s and 1st Financial’s shareholders;

•	Receipt of all required regulatory approvals, and 1st Financial’s approval of any conditions or requirements imposed on it or AB&T by any regulatory agency as a condition to approval of the merger;

•	Receipt of the Tax Opinion;

•

Receipt of the opinions of AB&T’s and 1st Financial’s respective financial advisors that the consideration to be received by AB&T’s shareholders in the merger is fair, from a financial point of view, to AB&Ts shareholders and to 1st Financial’s shareholders; and

•

Absence of any pending regulatory or judicial proceeding or order, or any legislative or regulatory developments, challenging the merger, imposing a material burden on the merger, or materially and adversely affecting either AB&T or 1st Financial.

Additionally, under the Agreement, AB&T’s and 1st Financial’s separate obligations to complete the merger are subject to various other conditions, including:

•	Performance by the other party of its various covenants, agreements and conditions in the Agreement;

•	Absence of material adverse changes in the other party’s financial condition, results of operations, prospects, business, assets, or ability to complete the transactions described in the Agreement;

•	Absence of any breach of any of the other party’s representations or warranties in the Agreement;

•	Compliance by the other party with all laws and regulations that apply to the merger and other transactions described in the Agreement;

•	Receipt of a written opinion of the other party’s legal counsel as to various matters; and

•	Acceptance of the form and substance of the legal matters in the Agreement by its legal counsel.

Waiver; Amendment of the Agreement

Any term or condition of the Agreement (except as to matters of shareholder and regulatory approvals and other approvals required by law) may be waived in writing, either in whole or in part, by AB&T or 1st Financial if its respective Board of Directors or, in the case of 1st Financial, its Chief Executive Officer, determines that the waiver would not materially and adversely affect its interests or the interests of its shareholders. The Agreement may be amended, modified or supplemented at any time or from time to time before the merger, and either before or after its approval by AB&T’s and 1st Financial’s shareholders, by an agreement in writing approved by a majority of the Boards of Directors of AB&T and 1st Financial or, in the case of 1st Financial, by its Chief Executive Officer. Approval of the Agreement by AB&T’s and 1st Financial’s shareholders will authorize AB&T’s and 1st Financial’s respective Boards of Directors to grant any of these waivers, or to agree to any of these amendments, modifications or supplements. However, following approval of the Agreement by AB&T’s or 1st Financial’s shareholders, the Boards of Directors may not amend the Agreement to change the numbers of shares of 1st Financial stock into which shares of AB&T common stock will be converted, or the amount of cash into which shares of AB&T preferred stock will be converted, unless that change also is approved by those shareholders.

Termination of the Agreement

Before the merger is completed, the Agreement may be terminated by the mutual agreement of AB&T and 1st Financial. The Agreement also may be terminated by either AB&T or 1st Financial alone, by action of its Board of Directors, if among other things:

•	The other party has violated or failed to fully perform any of its obligations, covenants or agreements under the Agreement in any material respect;

•

Any of the other party’s representations or warranties were false or misleading in any material respect when made, or any event or development occurs, or any condition or circumstance exists, which has caused or, with the lapse of time or otherwise, might cause any of the other party’s representations or warranties to become false or misleading in any material respect;

•

The other party’s meeting of shareholders is not held by June 30, 2009 (which the parties have consented to extend if the meeting is delayed by SEC review), or if AB&T’s shareholders do not approve the Agreement at the AB&T Special Meeting, or if 1st Financial’s shareholders do not approve the Agreement at the 1st Financial Special Meeting; or,

•	The merger does not become effective on or before September 30, 2009, or by a later date agreed upon in writing by AB&T and 1st Financial.

Before the merger is completed, 1st Financial may terminate the Agreement if:

•

Holders of AB&T common stock or preferred stock exercise rights of dissent to the extent that the outstanding shares of 1st Financial common stock that otherwise would be outstanding is reduced by three percent or more; or

•	1st Financial discovers certain types of title or structural defects or environmental problems relating to AB&T’s properties.

Closing Date and Effective Time

After all conditions described in the Agreement have been satisfied, the merger will be completed on a date agreed upon by AB&T and 1st Financial after the expiration of the required waiting periods following approval of the merger by the Federal Reserve Bank of Richmond. The merger will become effective on the date and time specified in Articles of Merger filed by 1st Financial with the North Carolina Secretary of State (or, if a time is not specified, then at the time the Articles of Merger are filed). Although there is no assurance as to whether or when the merger will occur, it currently is expected that it will become effective during the second or third quarter of 2009.

Special Interests of AB&T’s Directors and Officers

As further described below, members of AB&T’s management and Board of Directors have interests and will receive certain benefits in the merger that are in addition to their interests as shareholders of AB&T generally.

Appointment of AB&T’s Directors as Directors of 1st Financial.    The Agreement provides that, immediately after the merger is completed, 1st Financial’s Board of Directors will increase its number of members and select Mr. Wayne F. Shovelin and one additional member of AB&T’s Board, provided they remain directors of AB&T immediately before the closing of the merger, to serve as directors of 1st Financial for terms of office extending to the next annual meeting of 1st Financial’s shareholders at which its directors are elected. At that meeting, one director will be nominated for election to a three-year term, and one will be nominated for election to a two-year term, on 1st Financial’s Board of Directors. Continued service of these directors will be subject to their reelection. 1st Financial’s Board is still considering which member of AB&T’s board it plans to appoint in addition to Mr. Shovelin. For their services as directors, 1st Financial’s outside directors currently receive fees of $400.00 for attendance at Board meetings, and fees ranging from $100 to $200 for attendance at meetings of Board committees. AB&T currently pays each of its directors $300 for attendance at Board meetings and $150 for attendance at meetings of Board committees. The chair of the Board receives an extra $200 per Board meeting attended and committee chairmen receive an extra $50 for each committee meeting attended. (See “Information About 1st Financial — Director Compensation” on page    , and “Information About AB&T — Director Compensation” on page    .)

Payments to AB&T’s President and Certain Other Officers.    AB&T has entered into employment agreements with its President and Chief Executive Officer, Daniel C. Ayscue, and with two other officers. (See “Information About AB&T — Executive Compensation” on page    .) Mr. Ayscue will enter into a new employment agreement with 1st Financial and Mountain 1st. The other two officers’ agreements will continue following the merger. It is a condition of closing that Mr. Ayscue agrees to waive, and the other officers already have agreed to waive, change-of-control payments that would be due based on the merger.

Retention and Non-Compete Agreements.    In consultation with 1st Financial, AB&T may enter into agreements with some employees that provide extra benefits if they remain employed through completion of the merger or some later time following the merger.

Outstanding AB&T Stock Options.    On             , 2009, AB&T had outstanding options held by its officers and employees to purchase an aggregate of             shares of AB&T common stock. The Agreement provides for each of those stock options that have not been exercised by the date the merger is completed to be exchanged for options to purchase shares of common stock in 1st Financial based on the exchange ratio. The AB&T options will become fully vested when the merger is effective, so the options received to purchase 1st Financial stock will be fully vested.

Employee Benefits.    Alliance employees who remain employees after the merger will be entitled to participate in all employee benefit plans provided by Mountain 1st generally to its employees. Each Alliance employee’s participation in each plan will be on the same basis, and subject to the same eligibility and vesting requirements and other conditions, restrictions and limitations, as generally are in effect and applicable to other employees of Mountain 1st. However, Alliance’s employees will be given credit for their years of service with Alliance before the merger for purposes of their eligibility for participation and vesting (but not for benefit accrual) under Mountain 1st’s Section 401(k) plan and for all purposes under Mountain 1st’s other benefit plans.

Directors’ and Officers’ Indemnification and Liability Insurance.    As a result of the merger, 1st Financial will become responsible for AB&T’s obligations under North Carolina law and AB&T’s Articles of Incorporation to indemnify AB&T’s directors and officers for liabilities arising out of their status as directors and officers before the merger. AB&T and 1st Financial have agreed that, if it can be purchased at a cost not exceeding $50,000 (except as approved by 1st Financial), then immediately before the merger is completed AB&T will purchase “tail” coverage for the maximum term available under, and in the same amount of coverage as is provided by, AB&T’s current directors’ and officers’ liability insurance policy.

Restrictions on 1st Financial Common Stock Received by Certain Persons

Under federal securities laws, there are restrictions that will apply to sales of any shares of 1st Financial common stock held by persons who are considered to be “affiliates” of 1st Financial following the merger, including AB&T shareholders who become “affiliates” of 1st Financial as a result of the merger. Any sale of shares by a 1st Financial affiliate will require:

•	Registration under the Securities Act of 1933, as amended (the “1933 Act”);

•	Compliance with Rule 144 promulgated under the 1933 Act (which permits limited sales subject to certain conditions); or

•	The availability of another exemption from registration.

Rule 144 is the exemption from registration used most often for resales of securities by affiliates of “reporting companies” (i.e., companies that have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”)).

1st Financial’s “affiliates,” as defined by the rules promulgated under the 1933 Act, are persons or entities who or which directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, 1st Financial. The restrictions described above are expected to apply to persons who currently are, or become after the merger, 1st Financial’s directors and executive officers, or a shareholder that owns an amount of stock sufficient to be considered to “control” 1st Financial or that otherwise is an “affiliate” of 1st Financial (and to any relative or spouse of any such person, or any relative of any such spouse, any of whom live in the same home as such person, and any trusts, estates, corporations, or other entities in which such persons have a 10% or greater beneficial or equity interest). Individual shareholders who may be considered to be 1st Financial or 1st Financial’s “affiliates” should consult with their own counsel regarding the application of these restrictions to them and the shares of 1st Financial’s common stock they will receive.

This Joint Proxy/Prospectus does not apply to any resales of 1st Financial’s common stock received by any person in connection with the merger, and no person is authorized to make use of this Proxy Statement/Offering Memorandum in connection with any such resale.

Expenses

The Agreement provides that AB&T and 1 st Financial each will pay its own legal, accounting and financial advisory fees and all its other costs and expenses (including all filing fees, printing and mailing costs and travel expenses) incurred or to be incurred in connection with the performance of its obligations under the Agreement or otherwise in connection with the merger. In connection with the costs of soliciting appointments of proxy for the AB&T Special Meeting, AB&T and 1st Financial will bear the costs of their own counsel, and will divide equally the costs of printing and mailing this Joint Proxy Statement/Prospectus.

RIGHTS OF DISSENTING AB&T SHAREHOLDERS

Under Article 13 of Chapter 55 of the North Carolina General Statutes (“Article 13”), current holders of AB&T common stock and AB&T preferred stock who object to the Agreement may “dissent” and become entitled to be paid the “fair value” of their shares in cash if the merger is completed. The following is only a summary of the rights of a dissenting AB&T shareholder. If you intend to exercise your right to dissent (your “Dissenters’ Rights”), you should carefully review the following summary and comply with all requirements of Article 13. A copy of Article 13 is attached as Appendix B to this document and is incorporated into this discussion by reference. You also should consult with your attorney. NO FURTHER NOTICE OF THE EVENTS GIVING RISE TO DISSENTERS’ RIGHTS WILL BE FURNISHED BY AB&T TO YOU.

If you intend to exercise Dissenters’ Rights, you should be aware that cash paid to you likely will result in your receipt of taxable income. (See “The Merger — Material Federal Income Tax Consequences” on page     .)

Article 13 provides in detail the procedure which you must follow if you wish to exercise Dissenters’ Rights. In summary, to exercise Dissenters’ Rights:

•

If you are a holder of AB&T common stock or AB&T preferred stock, you must give to AB&T, and AB&T must actually receive, before the vote on the Agreement is taken at the AB&T Special Meeting, written notice of your intent to demand payment for your shares if the merger is completed (a “Notice of Intent”); and

•	If you are a holder of AB&T common stock or AB&T preferred stock, you must not vote your shares in favor of the Agreement at the AB&T Special Meeting.

In other words, if you are a holder of AB&T common stock or AB&T preferred stock, you do not have to vote against the Agreement, or even vote at all, to exercise Dissenters’ Right, but you must not vote in favor of the Agreement. Both holders of AB&T common stock and holders of AB&T preferred stock must give the required written Notice of Intent. Your failure to satisfy these requirements will result in your not being entitled to exercise Dissenters’ Rights and receive payment for your shares under Article 13. Even if you vote against the Agreement (either in person or by appointment of proxy), you still must send the required Notice of Intent to exercise Dissenters’ Rights. You should remember that, as described under the caption “The Special Meeting of AB&T Shareholders — Solicitation and Voting of Proxy Cards” on page     , if you return a signed appointment of proxy but fail to provide instructions on how to vote your shares, you will be considered to have voted in favor of the Agreement and you will not be able to assert Dissenters’ Rights. If you do not return a proxy card or otherwise vote at all at the AB&T Special Meeting, you will not be treated as waiving your Dissenters’ Rights as long as you have given the required Notice of Intent as described above.

If you intend to dissent, your Notice of Intent should be mailed or delivered to AB&T’s President and Chief Executive Officer, Daniel C. Ayscue, at AB&T’s corporate office at 292 West Main Avenue, Gastonia, North Carolina 28052, or it may be hand delivered to him at the AB&T Special Meeting (before the voting begins). In order for a Notice of Intent sent by mail to be effective, it must actually be received by AB&T at its address prior to the AB&T Special Meeting. A Notice of Intent that is hand delivered must be received prior to the vote on the Agreement at the AB&T Special Meeting.

If you deliver a Notice of Intent and the Agreement is approved by AB&T’s shareholders at the AB&T Special Meeting (or at any adjournment of the meeting), then, within ten days following that approval, AB&T will send you a written notice (a “Dissenters’ Notice”), by registered or certified mail, return receipt requested, so long as you have satisfied the requirements to exercise Dissenters’ Rights. The Dissenters’ Notice will include a copy of Article 13 and will:

•	Include a form you can use for demanding payment, and state where your payment demand must be sent, and where and when your share certificates must be deposited; and

•	Specify a date by which AB&T must receive your payment demand (which may not be less than 30 nor more than 60 days after the date the Dissenters’ Notice is mailed).

After receipt of the Dissenters’ Notice, you must deliver to AB&T a written demand for payment (a “Payment Demand”) and deposit your share certificates with AB&T by the date set forth in and in accordance with the terms and conditions of the Dissenters’ Notice. Otherwise, you will not be entitled to payment for your shares under Article 13. If you deliver a Payment Demand and deposit your share certificates as required by the Dissenters’ Notice, you will retain all other rights as a shareholder until those rights are canceled or modified by completion of the merger.

As soon as the merger is completed, or within 30 days after receipt of your Payment Demand (whichever is later), AB&T will pay you (provided that you have satisfied all requirements to exercise Dissenters’ Rights) the amount AB&T estimates to be the fair value of your shares, plus interest accrued to the date of payment. AB&T’s payment will be accompanied by:

•	AB&T’s most recent available financial statements;

•	An explanation of how AB&T estimated the fair value of your shares and how the interest was calculated; and

•	A copy of Article 13, and a statement of your rights if you are dissatisfied with AB&T’s payment.

If the merger is not completed within 60 days after the date set for you to demand payment and deposit your share certificates, AB&T must return your deposited certificates, and if the merger is completed later, AB&T must send you a new Dissenters’ Notice and repeat the Payment Demand procedures described above.

If (1) you believe the amount paid by AB&T as described above is less than the fair value of your shares of AB&T common stock or AB&T preferred stock, or that the interest due is incorrectly calculated, (2) AB&T does not make timely payment to you, or (3) AB&T does not complete the merger and does not return your deposited certificates within 60 days after the date set for demanding payment, then you may notify AB&T in writing of your own estimate of the fair value of your shares of AB&T common stock or AB&T preferred stock and the amount of interest due and may demand payment of your estimate (a “Further Payment Demand”). In any such event, if you fail to take any such action within the 30 days after AB&T makes payment for your shares or fail to perform timely, you will be considered to have withdrawn your dissent and demand for payment and waived your rights under Article 13.

If you have taken all required actions and your demand for payment remains unsettled, you may file a lawsuit within 60 days after the earlier of the date of AB&T’s payment or the date of your Further Payment Demand. If you take no action within that 60-day period, you will be considered to have withdrawn your dissent and demand for payment. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value, and it has discretion to make all dissenters whose demands remain unsettled parties to one proceeding. Each dissenter made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, to exceed the amount paid by AB&T. Court costs, appraisal, and counsel fees may be assessed by the court as it deems equitable.

Article 13 contains certain additional provisions and requirements that apply in the case of dissents by nominees who hold shares for others, and by beneficial owners whose shares are held in the names of other persons.

MARKET AND DIVIDEND INFORMATION

AB&T’s Common Stock

AB&T’s common stock is traded on the Pink Sheets Electronic Quotation Service and on the OTC Bulletin Board under the trading symbol “ABTO,” and is considered thinly traded with low volume trades occurring infrequently. Prior to AB&T’s organization, Alliance’s common stock also was traded on the Pink Sheets Electronic Quotation Service and on the OTC Bulletin Board. The following table lists high and low bid quotations from the OTC Bulletin Board for AB&T common stock for each calendar quarter since July 1, 2008, and, prior to that, the high and low bid quotations for Alliance’s common stock for each calendar quarter since January 1, 2007. FIG Partners is the primary market maker for 1st Financial’s common stock.

Quarterly Period	High	Low(1)
2009
First quarter	4.50	3.00

2008
First quarter	$8.95	$6.10
Second quarter	7.80	6.55
Third quarter	7.25	5.30
Fourth quarter	8.90	4.00

2007
First quarter	$11.75	$0.30
Second quarter	11.40	0.07
Third quarter	10.50	0.003
Fourth quarter	10.45	0.05

(1)	AB&T believes the bid price data provided by the OTC Bulletin Board is unrealistically low and is not a reliable indicator of the actual value of AB&T shares during the reported periods.

Neither AB&T nor Alliance, prior to AB&T’s organization, has paid dividends on its common stock. As a bank holding company that does not engage in separate business activities of a material nature, AB&T’s ability to pay cash dividends depends upon the cash dividends it receives from Alliance. As a state-chartered bank subject to North Carolina banking law, Alliance may not pay cash dividends to AB&T unless Alliance’s capital surplus is at least 50% of its paid-in capital. Further, Alliance may pay dividends only from retained earnings. At December 31, 2008, Alliance had a retained deficit of $157,424.

On February 16, 2009 (the day before the merger was publicly announced), the most recent price known to AB&T’s management at which AB&T’s common stock was sold in a private transaction was $6.75. On                 , 2009, the most recent price known to AB&T’s management at which AB&T common stock was sold in a private transaction was $        .

On [                    ], 2009, there were approximately 683 holders of record of AB&T common stock.

1st Financial’s Common Stock

Market Prices.    1st Financial first issued common stock during May 2008, in exchange for the outstanding shares of Mountain 1st’s common stock and in connection with the reorganization in which 1st Financial became Mountain 1st’s parent holding company. 1st Financial common stock currently is traded on the Pink Sheets Electronic Quotation Service and on the OTC Bulletin Board under the trading symbol “FFIS.” Prior to 1st Financial’s organization, Mountain 1st’s common stock also was traded on the Pink Sheets Electronic Quotation Service and on the OTC Bulletin Board. There currently is a limited local trading market for 1st Financial common stock, and there can be no assurance that a more active market will develop. FIG Partners is the primary market maker for 1st Financial’s common stock.

1st Financial’s common stock is still relatively thinly traded. Thinly traded stocks can be more volatile than stock trading in an active public market. 1st Financial cannot predict the extent to which an active public market for 1st Financial’s common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

1st Financial cannot predict what effect future sales of its common stock in the market, or the availability of shares of its common stock for sale in the market, will have on the common stock’s market price. So, 1st Financial cannot assure you that sales of substantial amounts of its common stock in the market, or the potential for large amounts of market sales, would not cause the price of its common stock to decline or potentially impair 1st Financial’s ability to raise capital in the future.

The following table lists high and low bid quotations and the cash dividend declared per share for 1st Financial common stock for each calendar quarter since July 1, 2008, and, prior to that, the high and low bid quotations for, and the amount of cash dividend declared on, Mountain 1st’s common stock for each calendar quarter since January 1, 2006. These OTC Bulletin Board bid quotations have been adjusted to reflect the three stock splits paid in the form of stock dividends during 2006 and 2005.

	Price		Cash Dividends Declared Per Share
Quarterly Period	High	Low
2009
First Quarter	$6.00	$3.30	$—

2008
Fourth quarter	$9.25	$5.05	$—
Third quarter	$10.50	$9.20	$—
Second quarter	$14.50	$8.25	$—
First quarter	$14.50	$11.55	$—

2007
Fourth quarter	$16.75	$12.30	$0.10
Third quarter	$20.25	$16.00	$—
Second quarter	$23.11	$17.40	$—
First quarter	$25.10	$22.05	$—

On February 16, 2009 (the day before the merger was publicly announced), the reported closing price of 1st Financial common stock on the OTCBB was $5.50. On                 , 2009, the most recent reported closing price of 1st Financial common stock was $    .    .

On [                    ], 2009, there were approximately 2,684 holders of record of 1st Financial common stock.

Dividends.    1st Financial is a holding company and its sole source of funds for paying dividends to its shareholders is dividends it receives from Mountain 1st. Following the merger, the ability of Mountain 1st and Alliance to pay dividends to 1st Financial will depend on their earnings and financial conditions, capital requirements, general economic conditions, compliance with requirements of their regulators, and other factors. There is no assurance that, in the future, Mountain 1st and Alliance will have funds available to pay cash dividends to 1st Financial or, even if funds are available, that they will pay dividends in any particular amounts or at any particular times.

1st Financial’s ability to pay dividends to its shareholders also will be subject to its Board of Directors’ evaluation of separate factors relating to 1st Financial, including 1st Financial’s earnings and financial condition, capital requirements, debt service requirements, and regulatory restrictions applicable to bank holding companies. In the future, 1st Financial may borrow funds, issue debt instruments, or engage in other types of financing activities, in order to increase its capital and/or to provide funds that it can use to increase Mountain 1st’s and Alliance’s capital. Covenants contained in a loan or financing agreement or other debt instruments could restrict or condition 1st Financial’s payment of cash dividends based on various financial considerations or factors. (See “Supervision and Regulation — Limitations on Cash Dividends” on page             , “Capital Stock of 1st Financial — Description of Capital Stock” on page             and “— Differences in Capital Stock of 1st Financial and AB&T” on page     .)

CAPITALIZATION

The following table sets forth:

•	1st Financial’s unaudited historical consolidated capitalization on March 31, 2009;

•	AB&T’s unaudited historical consolidated capitalization on March 31, 2009; and

•	1st Financial’s unaudited pro forma consolidated capitalization as of March 31, 2009, assuming the merger had been completed on that date (with no shareholder of AB&T exercising dissenters’ rights).

This unaudited financial information is based on and should be read in conjunction with 1st Financial’s and AB&T’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with the related financial statement footnotes, and the unaudited pro forma selected combined consolidated financial statements, and related notes and assumptions, included in this Joint Proxy Statement/Prospectus under the captions “Consolidated Financial Statements of 1st Financial Services Corporation” on page F-1, “Consolidated Financial Statements of AB&T Financial Corporation” on page F-    , and “Unaudited Pro Forma Selected Combined Consolidated Financial Statements” on page F-    .

	FFIS (actual)	AB&T (actual)	Pro Forma Combined
	(dollars in thousands)
Shareholders’ equity:
Preferred stock	$15,429	$3,368	$18,797
Common stock	24,985	2,622	40,661	(a)
Common stock warrants	1,016	137	1,153
Additional paid-in capital	17,787	21,663	17,002	(b)
Retained earnings (accumulated deficit)	4,052	(484)	8,787	(c)
Accumulated other comprehensive (loss)	(159)	90	(159	)(d)

Total shareholders’ equity	$63,110	$27,396	$86,241

(a)	Common stock was increased by $13,054 for the difference between 1st Financial shares to be issued and AB&T shares to be cancelled
(b)

Additional paid in capital was decreased $16,886 representing the elimination of AB&T’s surplus account of $21,663 plus the Value of 1st Financial stock issued. The 1st Financial stock price assumed for the calculation was $4.75 per share, the closing pri

(c)	Retained earnings was decreased by $444 thousand, a $484 thousand increase to eliminate the AB&T accumulated deficit and $5,865 to recognize the bargain purchase, net of the $950 thousand for anticipated merger expenses
(d)	Other accumulated comprehensive income was decreased by $90 to eliminate AB&T’s other accumulated comprehensive income
Note:	Pro forma combined amounts have been calculated assuming that the merger became effective on March 31, 2009.

INFORMATION ABOUT 1ST FINANCIAL

Business

General.    1st Financial is a North Carolina-chartered corporation that was incorporated on May 14, 2007, for the sole purpose of becoming the parent bank holding company for Mountain 1st. Mountain 1st is a banking corporation which was incorporated under the laws of the state of North Carolina on April 30, 2004, and opened for business as a commercial bank on May 14, 2004. Its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent permitted by law. 1st Financial and Mountain 1st completed a share exchange on May 23, 2008, in which Mountain 1st became 1st Financial’s wholly-owned bank subsidiary. 1st Financial’s directors also serve as Mountain 1st’s directors.

When the share exchange was completed, each outstanding share of Mountain 1st’s $5.00 par value common stock was converted into and exchanged for one newly-issued share of 1st Financial common stock, so 1st Financial’s shareholders owned the same percentages of 1st Financial stock that they previously held in Mountain 1st stock. The share exchange had no impact on Mountain 1st’s banking operations, and 1st Financial’s consolidated capital, assets, liabilities, income and expenses were substantially the same as those of Mountain 1 st immediately before the share exchange.

1st Financial has no other assets or liabilities other than its investment in Mountain 1st, and 1st Financial’s business activity primarily consists of directing the activities of Mountain 1st. Through Mountain 1st, 1st Financial engages in a general, community-oriented commercial and consumer banking business. 1st Financial and Mountain 1st are both headquartered at 101 Jack Street, Hendersonville, North Carolina 28792, and their telephone numbers at that address are (828) 697-3100.

Mountain 1st operates under the banking laws of North Carolina and the rules and regulations of the FDIC. As a North Carolina bank, Mountain 1 st is subject to examination and regulation by the FDIC and the North Carolina Commissioner of Banks. Mountain 1st also is subject to certain regulations of the Federal Reserve governing reserve requirements to be maintained against deposits and other matters. The business and regulation of Mountain 1st also is subject to legislative changes from time to time. See “Supervision and Regulation” on page     .

Banking Offices.    Mountain 1st conducts a general commercial banking primarily through fifteen full-service offices in ten western North Carolina counties including Buncombe, Catawba, Cleveland, Haywood, Henderson, McDowell, Polk, Rutherford, Transylvania and Watauga.

Market Area.    Mountain 1st’s loans and deposits are primarily generated within its local market areas. Mountain 1st’s primary market area is the southwestern mountain region of North Carolina. The economy of this area is generally considered stable and growing. The primary economic drivers of the area are tourism and a burgeoning retirement industry which has provided a significant stimulus to residential and resort development. Although this area has relatively few large manufacturing facilities, it has numerous small to mid-sized businesses, which are Mountain 1st’s primary business customers. These businesses include agricultural producers, artisans and specialty craft manufacturers, small industrial manufacturers, and a variety of service oriented industries. Although there are numerous financial institutions that have operations in Mountain 1st’s area, only four other community commercial banks are headquartered in any of these counties.

Recent Developments.    During 2008, 1st Financial experienced continued asset growth. At December 31, 2008, Mountain 1st’s assets totaled $707.1 million, representing an increase of $100.6 million, or 16.6%, compared with year end 2007 assets of $606.5 million. Net income for the year ended December 31, 2008, totaled $339 thousand, compared with $3.5 million for 2007, representing a decrease of 90.4%. Diluted earnings per share totaled $0.04 for 2008, compared with $0.66 per diluted share for 2007, for a decrease of 93.9%. At December 31, 2008, Mountain 1st’s gross loans totaled $584.0 million, compared with $521.9 million at

December 31, 2007, while deposits amounted to $591.0 million, compared with $529.1 million at December 31, 2007, and stockholders’ equity increased to $62.6 million from $46.2 million. These totals represent increases of $62.1 million or 11.9%, $61.9 million or 11.7% and $16.4 million or 35.5%, respectively.

Mountain 1st ’s primary source of revenue is interest and fee income from its lending activities. These lending activities consist principally of originating commercial operating and working capital loans, residential mortgage loans, home equity lines of credit, other consumer loans and loans secured by commercial real estate. Current lending strategy targets a loan to asset ratio of 75% to 82%. It is management’s opinion that maintaining a loan to asset ratio in this range maximizes earnings potential while still providing adequate liquidity for the safe and sound operation of Mountain 1st. At December 31, 2008, Mountain 1st’s gross loan to asset ratio was 82.6%, slightly above this target range, principally as a result of the loans currently being warehoused for Live Oak Bank (as discussed below). These loans are expected to be sold to Live Oak during the second half of 2009. Excluding these loans, the ratio of loans to assets would have been 77.1%. At December 31, 2008, the largest amount Mountain 1st had outstanding to any one borrower and its affiliates was approximately $7.6 million.

Interest and dividend income from investment activities generally provides the second largest source of income to Mountain 1st after interest on loans. Management has chosen to introduce little credit risk into Mountain 1st’s investment portfolio, so that portfolio consists primarily of debt and mortgage backed securities issued by agencies of the United States and Government Sponsored Enterprises. As a result of this strategy, Mountain 1st has been able to avoid deteriorating credit issues and associated losses sustained recently by many institutions that invested in non-government guaranteed securities. Management expects to continue this practice for the foreseeable future. Furthermore, management has chosen to maintain a relatively short duration with respect to the investment portfolio as a whole. While this strategy has resulted in a slight reduction in portfolio yield, it has reduced the market price volatility and consequently, mark to market charges against the Mountain 1st’s capital.

Deposits are the primary source of Mountain 1st’s funds for lending and other investment purposes. Mountain 1st attracts both short and long-term deposits from the general public by offering a variety of accounts and rates. In addition to noninterest bearing checking accounts, Mountain 1st offers statement savings accounts, negotiable order of withdrawal (NOW) accounts, money market demand accounts, fixed interest rate certificates with varying maturities, and IRA deposit accounts. Beginning in the fourth quarter of 2007, a significant change occurred within the financial markets as a result of the sub-prime mortgage crisis with its ensuing adverse effect on liquidity within the market as a whole. The changes experienced within the financial markets with respect to liquidity created a critical funding challenge especially for larger banks. As a result, many of these larger institutions reverted to local and regionalized CD markets to fill their liquidity shortfalls and, during late 2007 and continuing throughout 2008, these banks dramatically changed the pricing dynamics of many of the markets in which Mountain 1st operates. Management has made a strategic decision to apply a disciplined pricing philosophy with respect to both loan and deposit pricing. Particularly relating to CD pricing during this period of market disruption, management has opted to begin to utilize lower cost wholesale sources of funds rather than pay the higher premiums on CDs which have been manifested as a result of actions taken by larger bank competitors. Management believes that CD pricing will revert to a more normalized level as liquidity returns to fixed income markets during 2009 and 2010. Accordingly, during the fourth quarter of 2008, Mountain 1st initiated its first use of brokered certificates of deposit. At December 31, 2008, $38 million in brokered CDs were outstanding. At December 31, 2008, $48 million in advances were outstanding with the Federal Home Loan Bank of Atlanta. Management expects to continue to utilize these and other wholesale sources of funding as long as the liquidity and pricing disruption in Mountain 1st’s core CD markets persist.

Throughout most of its history, Mountain 1st has operated in an environment of rising interest rates. However, beginning the last half of 2007, the Federal Reserve’s Federal Open Market Committee (FOMC) began to reduce short term interest rates in response to a weakening economy. Heretofore, management had structured Mountain 1st’s balance sheet with a relatively short duration. Interest rate risk, while relatively neutral, has been maintained with a slightly asset sensitive bias since Mountain 1st’s inception. Management considers this configuration to be favorable in most interest rate environments. The primary exception to this approach is a scenario in which short term interest rates are driven down dramatically and rapidly. Beginning in the third quarter of 2007 and continuing through 2008, the FOMC began the most dramatic reduction in short term interest rates experienced in the U.S. in decades. During this period, short term interest rates were reduced by 500 basis points. As a result of this extraordinary drop in short term interest rates and the asset sensitive structure of Mountain 1st’s balance sheet, management expects Mountain 1st’s earnings to be adversely impacted for at least the first half of 2009 until sufficient maturities occur in Mountain 1st’s CD portfolio to allow for repricing at lower market rates.

Competition.    Commercial banking in North Carolina is highly competitive, due in large part to North Carolina’s early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

Banking also is highly competitive in Mountain 1st’s market. North Carolina is home to several of the largest commercial banks in the United States all of which have branches located in Mountain 1st’s ten county banking market. Mountain 1st competes with numerous national, regional, and community commercial banks in its markets, as well as several savings institutions and credit unions.

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of Mountain 1st’s competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than it does. They also may offer a broader menu of products and services and can better afford and make more effective use of media advertising, support services, and electronic technology than Mountain 1st can. In terms of assets, Mountain 1st is one of the smaller commercial banks in North Carolina, and Mountain 1st cannot assure you that it will be or continue to be an effective competitor in its banking market. However, Mountain 1st believes that community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from customers who become dissatisfied as their financial institutions grow larger. Mountain 1st also believes that the continued growth of its banking market affords an opportunity to capture new deposits.

Substantially all of Mountain 1st’s customers are individuals and small and medium-sized businesses. Mountain 1st seeks to differentiate itself from its larger competitors with a focus on relationship banking, personalized service, and direct customer contact, and with its ability to make credit and other business decisions locally. Mountain 1st also depends on its reputation as a community bank in its banking market, its involvement in the communities it serves, the experience of its senior management team, and the quality of the members of its teams charged with its day to day operations. Mountain 1st believes its focus allows it to be more responsive to its customers’ needs and more flexible in approving loans and customizing deposit products based on its personal knowledge of its customers.

Services.    Mountain 1st’s banking operations are primarily retail oriented and directed toward small to medium-sized businesses and individuals located in its banking markets. Mountain 1st derives the majority of its deposits and loans from customers in its banking markets, but also makes loans and has deposit relationships with commercial and consumer customers in areas surrounding its immediate banking markets. Mountain 1st provides most traditional commercial and consumer banking services, but its principal activities are taking demand and time deposits and making commercial and consumer loans. Mountain 1st’s primary source of revenue is the interest income it derives from lending activities.

Lending Activities.    Mountain 1st provides a variety of commercial and consumer lending products to small to medium-sized businesses and individuals for various business and personal purposes, including term and installment loans, business and personal lines of credit, equity lines of credit and overdraft checking credit. For financial reporting purposes, Mountain 1st’s loan portfolio generally is divided into real estate loans, consumer installment loans, commercial and industrial loans (including agricultural production loans if any), and revolving consumer related plans. Mountain 1st currently makes credit card services available to its customers through a correspondent relationship. Statistical information about Mountain 1st’s loan portfolio is contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page    .

REAL ESTATE LOANS.    Mountain 1st’s real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, refinance, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial, agricultural and consumer purposes (which may or may not be related to Mountain 1st’s real estate collateral). On December 31, 2008, loans amounting to approximately 83.6% of Mountain 1st’s loan portfolio, excluding loans held for sale, were classified as real estate loans. This compares with 83.1% at December 31, 2007 and 80.8% at December 31, 2006. While Mountain 1st does originate long term fixed rate residential mortgages, it generally does not retain these loans in its loan portfolio. Rather, these are sold on a flow basis to other lenders after closing and are reflected in Mountain 1st’s financial statements as “Loans held for sale.” This arrangement permits Mountain 1st to make long-term residential loans available to its customers and to generate fee income while avoiding the credit and interest rate risks associated with such loans in Mountain 1st’s loan portfolio. At December 31, 2008, Mountain 1st had a total of $81.8 million in residential first mortgages in the loan portfolio amounting to approximately 14.1% of its total portfolio, which compares with $72.4 million or 14.0% or the portfolio at December 31, 2007. These loans are predominantly variable rate or short maturity mortgages.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and therefore may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, Mountain 1st generally limits construction loan amounts to 85% of the cost of the projected “as built” appraised value of its collateral upon completion of construction. For larger projects, Mountain 1st includes amounts for contingencies in its construction cost estimates. Mountain 1st also generally requires a qualified permanent financing commitment from an outside lender unless it has agreed to convert the construction loan to permanent financing itself.

On December 31, 2008, Mountain 1st’s construction and acquisition and development loans (consumer and commercial) amounted to $165.0 million or approximately 28.5% of its loan portfolio, excluding loans held for sale. This compares with approximately 30.8% of the portfolio at December 31, 2007. Other commercial real estate loans totaled $193.0 million or approximately 33.3% of Mountain 1st’s loan portfolio at the end of 2008. This compares with 31.9% of the loan portfolio at December 31, 2007.

Real estate loans also include home equity lines of credit that generally are used for consumer purposes and usually are secured by junior liens on residential real property. Mountain 1st’s commitment on each line is for a term of 15 years. During the terms of the lines of credit, borrowers may either pay accrued interest only (calculated at variable interest rates), with their outstanding principal balances becoming due in full at the maturity of the lines, or they may make monthly payments of principal and interest equal to 1.5% of their outstanding balances. On December 31, 2008, Mountain 1st’s home equity lines of credit accounted for approximately $31.9 million or 5.5% of its loan portfolio as compared with $24.4 million or 4.7% at December 31, 2007.

Many of Mountain 1st’s real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral, because Mountain 1st tries to reduce credit risk by taking real estate as additional collateral, whenever possible, without regard to loan purpose. Substantially all Mountain 1st’s real estate loans are secured by real property located in or near its banking markets. Mountain 1st’s real estate loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years (with the exception of home equity lines of credit as discussed above) and provide for payments based on typical amortization schedules of 25 years or less. A real estate loan with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow Mountain 1st to call the loan in full, or provide for a “balloon” payment in full, at the end of a period generally not exceeding five years.

CONSUMER INSTALLMENT LOANS.    Mountain 1st’s consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. On December 31, 2008, Mountain 1st’s consumer installment loans totaled $6.5 million or 1.1% of the loan portfolio as compared with $6.5 million or approximately 1.3% of its loan portfolio at the end of 2007. In addition to loans classified on Mountain 1st’s books as consumer installment loans, many of the loans included in its real estate loan classification are made for consumer purposes but are classified as real estate loans because they are secured by first or junior liens on real estate. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 20 years but under terms that allow Mountain 1st to call the loan in full, or provide for a “balloon” payment, at the end of a period of generally no more than five years.

Consumer installment loans are considered to involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of Mountain 1st’s collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency may not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of Mountain 1st’s loan collection efforts is highly dependent on the continuing financial stability of its borrowers, and Mountain 1st’s collection of consumer installment loans may be more likely to be adversely affected by a borrower’s job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

COMMERCIAL AND INDUSTRIAL LOANS.    Mountain 1st’s commercial and industrial loan classification includes loans to small to medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. This classification excludes loans secured by real estate. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment, or similar assets, but they also may be made on an unsecured basis. On December 31, 2008, Mountain 1st’s commercial and industrial loans totaled $88.5 million and accounted for approximately 15.3% of its loan portfolio. This compares with $80.9 million or approximately 15.6% of Mountain 1st’s loan portfolio at December 31, 2007. In addition to loans classified on Mountain 1 st’s books as commercial and industrial loans, many of its loans included in the real estate loan classification are made for commercial or agricultural purposes but are classified as real estate loans on Mountain 1st’s books because they are secured by first or junior liens on real estate. Commercial and industrial loans may be made at variable or fixed rates of interest. However, any loan that has a maturity or amortization schedule of longer than five years normally will be made at an interest rate that varies with Mountain 1st’s prime lending rate and will include contractual provisions that allow Mountain 1st to call the loan in full, or provide for a “balloon” payment in full, at the end of a period generally not exceeding five years. Commercial and industrial loans typically are made on the basis of the borrower’s ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

LOAN PRICING.    Generally, Mountain 1st prices its loans based on the level of risk identified in a particular loan transaction within market constraints and conditions and in conjunction with objectives established as a part of its asset/liability management function and annual budgeting process. On December 31, 2008, approximately 73.5% of the total dollar amount of Mountain 1st’s loans accrued interest at variable rates. This is slightly more than the total of approximately 64.5% at December 31, 2007. Management believes that maintenance of the portfolio at this or higher levels of floating rate loans provides for the best earnings performance under most economic environments.

LOAN ADMINISTRATION AND UNDERWRITING.    Mountain 1st makes each loan based, to a great extent, on its assessment of the borrower’s income, cash flow, net worth, sources of repayment, and character. The principal risk associated with each of the categories of Mountain 1st’s loans is the creditworthiness of its borrowers, and Mountain 1 st’s loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, in which greater emphasis is placed on collateral values. To manage this risk, Mountain 1st has adopted written loan policies and procedures, and its loan portfolio is administered under a defined process. That process includes guidelines and standards for loan underwriting and risk assessment, and procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test Mountain 1st’s compliance with its credit policies and procedures.

The loan underwriting standards Mountain 1st uses include an evaluation of various factors, including a loan applicant’s income, cash flow, payment history on other debts, and ability to meet existing obligations and payments on the proposed loan. Although an applicant’s creditworthiness is a primary consideration in the loan approval process, Mountain 1st’s underwriting process for secured loans also includes an analysis of the value of the proposed collateral in relation to the proposed loan amount. Mountain 1st considers the value of collateral, the degree of certainty of that value, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Mountain 1st ’s Board of Directors has approved levels of lending authority for lending and credit personnel based on its aggregate credit exposure to a borrower. A loan that satisfies Mountain 1st’s loan policies and is within a lending officer’s assigned authority may be approved by that officer alone. Loans involving an aggregate exposure to a single relationship in excess of a lending officer’s authority must be approved by Mountain 1st’s President and/or Chief Credit Officer. These individuals have independent authority up to a total credit exposure amount of $2.0 million, and joint authority up to a total credit exposure amount of $4.0 million. A loan involving an aggregate exposure to a single relationship over that threshold must be approved by the Loan Committee of Mountain 1st’s Board of Directors.

When a loan is made, Mountain 1st’s lending officer handling that loan assigns it a grade based on various underwriting and other criteria under Mountain 1st’s risk grading procedures. Generally, any proposed loan that grades below a threshold set by Mountain 1st’s Board of Directors must be reviewed by a Credit Administration Officer before it can be made, even if the loan amount is within the loan officer’s approval authority. The grades assigned to loans Mountain 1st makes indicate the level of ongoing review and attention it will give to those loans to protect its position and reduce loss exposure.

After loans are made, they are reviewed by Mountain 1st’s Credit and Loan Administration personnel for adequacy of contract documentation, compliance with regulatory requirements, and documentation of compliance with loan underwriting criteria. Also, Mountain 1st engages a third party consultant to perform detailed reviews of selected loans based on various criteria, including loan type, amount, collateral, and borrower identity, and the particular lending officer’s or branch’s lending history. These reviews typically include at least 10% of the loans made by each lending officer annually. Mountain 1st’s policy requires that each loan relationship involving an aggregate exposure of more than $1.5 million be reviewed at least annually by a third party credit reviewer. Loan Administration personnel also periodically review various loans based on various criteria, and Mountain 1st retains the services of at least one third party credit risk consultant to annually review its problem loans, a random sampling of performing loans related to its larger aggregate credit exposures, and selected other loans.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. Mountain 1st generally places a loan on non-accruing status when it becomes 90 days past due or whenever it believes collection of interest and/or principal on that loan has become doubtful. Mountain 1st charges off loans when their collection has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Mountain 1st Chief Credit Officer is charged with monitoring the overall performance of Mountain 1st’s loan portfolio and the collection activities of its lending officers, and directly supervises collection actions that involve legal action or bankruptcies.

ALLOWANCE FOR LOAN LOSSES.    Mountain 1st’s Board of Directors reviews all impaired loans at least quarterly, and its management reviews asset quality trends at least monthly. Based on these reviews and its current judgments about the credit quality of its loan portfolio and other relevant internal and external factors, Mountain 1st has established an allowance for loan losses. The adequacy of the allowance is assessed by Mountain 1st’s management and reviewed by its Board of Directors at least quarterly. On December 31, 2008, Mountain 1st ’s allowance was $9.0 million and amounted to 1.55% of its total loans excluding loans held for sale. This compares with 1.46% at year end 2007. At December 31, 2008, Mountain 1st had a total of $10.0 million of nonaccruing loans, $1.0 million of which was represented by a single credit secured by a first lien on commercial property with an appraised value of over $3 million. At that date, Mountain 1st had $2.1 million in foreclosed or repossessed property and no loans past due 90 days or more. At December 31, 2007, Mountain 1 st had $1.3 million non-accruing loans, $1.0 million of which was represented by a single credit secured by a first lien on commercial property with an appraised value of over $3 million.

Deposit Activities.    Mountain 1st’s deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts, and certificates of deposit. Mountain 1st monitors its competition in order to keep the rates paid on its deposits at a competitive level. On December 31, 2008, Mountain 1st’s time deposits of $100,000 or more amounted to approximately $176.5 million or approximately 29.9% of its total deposits. The fourth quarter of 2008 marked Mountain 1st’s first use of wholesale deposits. At December 31, 2008, Mountain 1st had $38.0 million in brokered certificates of deposit. Statistical information about Mountain 1st’s deposit accounts is contained under the caption “1st Financial’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page     .

Investment Portfolio.    On December 31, 2008, Mountain 1st’s investment portfolio totaled approximately $87.6 million, of which $86.8 million in total securities was classified as “available for sale”. Available for sale securities include mortgage-backed securities guaranteed by the Government National Mortgage Association (“GNMA”) or issued by the Federal National Mortgage Corporation (“FNMA”) and Federal Home Loan Mortgage Corporation (“FHLMC”) including collateralized mortgage obligations. Also included in Mountain 1st’s available for sale investment portfolio are debt instruments issued by U.S. governmental agencies or by Government Sponsored Enterprises including FNMA, FHLMC and SBA. Mountain 1st analyzes their performance at least quarterly. Mountain 1st’s securities have various interest rate features, maturity dates and call options. Statistical information about Mountain 1st’s investment portfolio is contained under the caption “1st Financial’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page     .

Employees.    At December 31, 2008, Mountain 1st’s had 156 full-time equivalent employees, including 145 full-time employees (and including its executive officers) and 22 part-time employees. Mountain 1st is not a party to any collective bargaining agreement with its employees, and considers its relations with its employees to be good.

Properties.    Mountain 1st’s corporate offices are located in Hendersonville, North Carolina. Mountain 1st currently maintains 15 full service branch offices and an operations center, all of which are leased by Mountain 1st’s with the exception of the office facility in Shelby, North Carolina. The following table contains information about Mountain 1st’s main and branch offices:

Office location	Opening date of original banking office	Owned/Leased (1)		Date current facility leased or purchased
140 Airport Road, Suite P Arden, NC	October 2004	Leased	(1)	2004

52 Coxe Avenue Asheville, NC	May 2005	Leased	(1)	2005

379 New Market Blvd., Suite 2A Boone, NC	August 2007	Leased	(1)	2007

19 Chestnut St., Suite 7 Brevard, NC	December 2005	Leased	(1)	2005

80 Walker Street Columbus, NC	January 2005	Leased	(1)	2005

6534 Brevard Road Etowah, NC	May 2006	Leased	(1)	2006

3270 Hendersonville Road Fletcher, NC	September 2005	Leased	(2)	2005

102 West Main St. Forest City, NC	July 2007	Leased	(1)	2007

101 Jack Street (Corporate Headquarters and Main Office) Hendersonville, NC	November 2004	Leased	(1)	2004

203 Greenville Highway Hendersonville, NC	May 2004	Leased	(1)	2004

1880 North Center Street Hickory, NC	November 2008	Leased	(1)	2007

2564 Memorial Hwy. Lake Lure, NC	April 2007	Leased	(1)	2007

174 Highway 70 West Marion, NC	May 2006	Leased	(3)	2006

800 South Lafayette Street Shelby, NC	September 2006	Owned		2006

1637 South Main Street Waynesville, NC	August 2004	Leased	(1)	2004

(1)	Leased from a third party.
(2)	Leased from a Director of Mountain 1st on terms comparable to third party leases.
(3)	Leased from a company of which a Director of Mountain 1st is co-owner

All of Mountain 1st’s existing branch offices are in good condition and fully equipped for Mountain 1st’s purposes. At December 31, 2008, the total net book value (cost less accumulated depreciation) of Mountain 1st’s furniture, fixtures, leasehold improvements and equipment was approximately $7.1 million. [Additional information about property is set forth in Note 6 to the Financial Statements on page F-    . Any property acquired

as a result of foreclosure or by deed in lieu of foreclosure is classified as Other Real Estate Owned until such time as it is sold or otherwise disposed of by Mountain 1st to recover its investment. As of December 31, 2008, Mountain 1st had $645 thousand in assets classified as Other Real Estate Owned.

Legal Proceedings.    From time to time Mountain 1st becomes involved in legal proceedings in the ordinary course of its business. However, subject to the inherent risks of any litigation, 1st Financial believes that as of December 31, 2008, no pending legal proceeding is likely to have a material effect on 1st Financial’s consolidated financial condition or results of operations.

Consolidated Financial Statements

1st Financial’s (formerly Mountain 1st) audited consolidated financial statements as of and for the year ended December 31, 2008, and Mountain 1st’s audited financial statements as of and for the years ended December 31, 2007 and 2006, , are included in this Joint Proxy Statement/Prospectus under the caption “Consolidated Financial Statements of 1st Financial Services Corporation” on page F-1.

Beneficial Ownership of Common Stock

Principal Shareholders.    1st Financial is not aware of anyone who owned, beneficially or of record, 5% or more of its outstanding shares of common stock on the Record Date for the Special Meeting.

Directors and Executive Officers.    The following table describes the beneficial ownership of 1st Financial’s common stock on the Record Date for the Annual Meeting by its current directors and certain of its executive officers, individually, and by all its directors and executive officers as a group.

		Percent of class (2)
Name of beneficial owner	Amount and nature of beneficial ownership (1)	Before the merger	Adjusted for effect of the merger
B. Lee Beason	63,177	1.25%	0.77%
William H. Burton	172,668	3.41%	2.11%
Peggy H. Denny	51,031	1.01%	0.63%
Michael D. Foster	95,271	1.88%	1.16%
Gregory L. Gibson	98,927	1.96%	1.21%
James C. Kirkpatrick	111,555	2.21%	1.36%
H. Steve McManus	163,167	3.23%	1.99%
Van F. Phillips	170,665	3.38%	2.08%
Vincent K. Rees	99,337	1.97%	1.22%
Bradley B. Schnyder	106,531	2.11%	1.30%
Catherine H. Schroader	163,279	3.23%	1.99%
John S. Sheiry	67,185	1.33%	0.82%
All current directors and executive officers as a group (14 people)	1,386,441	24.68%	15.84%

(1)

Except as otherwise noted, and to the best of 1st Financial’s knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. Individuals named and included in the group have shared voting and investment power with respect to certain of the listed shares as follows: Mr. Beason - 7,952 shares; Mr. Burton - 32,445 shares; Ms. Denny - 4,705 shares; Mr. Foster - 5,421 shares; Mr. Gibson - 52,631 shares; Mr. McManus - 14,531 shares; Mr. Phillips - 110,113 shares; Mr. Schnyder - 6,805; Ms. Schroader - 21,875 shares; and all persons included in the group - 256,634 shares. The listed shares include the following numbers of shares that could be purchased pursuant to stock options granted under 1st Financial’s stock option plans that could be exercised within 60 days following the Record Date and with respect to which shares the individuals named and included in the group may be considered to exercise sole investment power only: Mr. Beason, Ms. Denny, Mr. Gibson, and Mr. Rees - 37,108 shares each; Mr. Burton, Mr. Foster, Mr. Kirkpatrick, Mr. McManus, Mr. Phillips, Mr. Schnyder, Ms. Schroader, and Mr. Sheiry - 55,858 shares each; all individuals included in the group - 511,048 shares. Shares listed for certain of the named individuals have been pledged as security for loans as follows: Mr. Kirkpatrick - 55,041 shares; and Mr. McManus – 98,290 shares.

(2)	Percentages are calculated based on 5,001,248 total outstanding shares before the merger and 8,136,388 total outstanding shares after the merger plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual or by person included in the group under stock options that could be exercised within 60 days following the Record Date.

Board of Directors

Name and Age	Position	First elected/ current term expires (1)	Principal occupation and business experience
B. Lee Beason (51)	Chief Operating Officer and Director	2004/2012	1st Financial’s executive officer

William H. Burton (55)	Vice Chairman	2004/2011	Owner and Chairman, Cafe Enterprises, Inc., Taylors, SC (parent company of Fatz Cafe restaurants); President, Old Mill Stream, LLC (real estate development); previously served as director and Audit Committee Chairman of MountainBank and MountainBank Financial Corporation, Hendersonville, NC

Michael D. Foster (67)	Director	2004/2010	Owner and President, Foster Real Estate Appraisers, Inc., Asheville, NC (real estate appraisal firm)

Gregory L. Gibson (52)	Chief Executive Officer and Director	2004 / 2012	1st Financial’s executive officer

James C. Kirkpatrick (45)	Director	2004 / 2010	Real estate investor; former co-owner and President, Forge Mountain Foods, Hendersonville, NC (specialty food wholesaler and retailer) (2000 to 2004); previously, part-time weather anchor for WSPA TV, Spartanburg, SC (CBS affiliate television station)

H. Steve McManus (67)	Director	2004 / 2011	Owner, Southwestern Development of NC, LLC, and Moon-McManus Development LLC (residential real estate developers); Co-owner and President, Beacon Food Services, Inc. (restaurants); previously, Chief Executive Officer, Hardee’s Food Systems, Inc., Rocky Mount, NC (1995 to 1996); previously served as director and Executive Committee member of MountainBank and MountainBank Financial Corporation, Hendersonville, NC

Van F. Phillips (57)	Director	2004 / 2010	Co-owner and Vice President, Great Meadows, Inc., Spruce Pine, NC (real estate developer and investor); previously served as director and Executive Committee member of MountainBank and MountainBank Financial Corporation, Hendersonville, NC, and as Chairman, First Western Bank, Burnsville, NC

Vincent K. Rees (41)	President and Director	2004 / 2012	1st Financial’s executive officer

Name and Age	Position	First elected/ current term expires (1)	Principal occupation and business experience

Catherine H. Schroader (72)	Director	2004 / 2010	Former co-owner, Schroader Honda, Hendersonville, NC (motorcycle dealership); previously served as director and Compensation Committee Chairman, MountainBank and MountainBank Financial Corporation, Hendersonville, NC

Bradley B. Schnyder (52)	Chairman	2004 / 2011	Owner, Mountainscape, Inc., Hendersonville, NC (residential contractor); co-owner, Schnyder and Riels, Hendersonville, NC (residential community developer), and Burney Mountain Associates, Inc., Hendersonville, NC (residential community developer)

John S. Sheiry (57)	Director	2004 / 2012	Owner, Historic Inns, Inc., Hendersonville, NC (bed and breakfast accommodations)

(1)

First elected” refers to the year in which each individual first became a director of the Bank. Each person became a director of 1st Financial during 2008 in connection with its organization as Mountain 1st’s holding company and previously served as a director of Mountain 1st.

Appointment of AB&T’s Directors as Directors of 1st Financial.    The Agreement provides that, following the merger, two AB&T directors, Wayne F. Shovelin and another director to be selected by 1st Financial, provided they remain directors just before completion of the merger, will be appointed to serve as directors of 1st Financial following the merger. In that regard, 1st Financial’s Board tentatively has selected                      as the additional director to serve with Mr. Shovelin as directors of 1st Financial. All other directors of AB&T who remain directors just before completion of the merger will continue to serve as directors of Alliance. (See “The Merger — Special Interests of AB&T’s Directors and Officers” on page     .)

Director Independence

1st Financial’s Board of Directors periodically reviews transactions, relationships, and other arrangements involving individual directors and determines which directors the Board considers to be “independent.” In making those determinations, the Board applies the independence criteria contained in the listing requirements of The NASDAQ Stock Market. The Board has directed the Corporate Governance Committee to assess each outside director’s independence and report its findings to the Board in connection with the Board’s periodic determinations, and to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director’s ability to exercise independent judgment. The following table lists 1st Financial’s current directors, persons who served as directors during 2008, and all nominees for election as directors at the Annual Meeting who the Board believes are, were, or will be “independent” directors under NASDAQ’s criteria.

William H. Burton	H. Steve McManus	John S. Sheiry
Michael D. Foster	Van F. Phillips	Catherine H. Schroader
James C. Kirkpatrick	Bradley B. Schnyder	J. Michael Smith (1)

(1)	On April 28, 2008, Mr. Smith announced his retirement from the Board effective July 28, 2008.

In addition to the specific NASDAQ criteria, in assessing the independence of 1st Financial’s directors the Corporate Governance Committee and the Board consider whether they believe transactions required to be disclosed in 1st Financial’s proxy statements as “related person transactions,” as well as any other transactions, relationships, arrangements, or factors, could impair a director’s ability to exercise independent judgment. In determining that the above directors are independent, those other factors considered by the Corporate Governance Committee and the Board included: (1) Mountain 1st’s lending relationships with directors; (2) the lease arrangements between Mountain 1st and Mr. McManus’ and Mr. Phillips’ companies described under the caption “Transactions with Related Persons — Related Person Transactions During 2008 and 2007,” and (3) appraisal services provided to Mountain 1st from time to time by Mr. Foster’s company.

Director Compensation

Director Fees.    1st Financial’s outside directors serve and are compensated as directors of Mountain 1st and they do not receive any additional compensation for their services as directors. The following table describes the standard schedule of fees paid to Mountain 1st’s directors beginning in July 2007, which now are paid to 1st Financial’s directors who also serve as Mountain 1st’s directors:

Description	Amount
Per diem fee for attendance at meetings of 1st Financial’s Board	$400
Per diem fee for attendance at committee meetings	100
Additional per diem for attendance at Committee meetings by the Committee Chairman	100
Additional per diem for attendance at Audit Committee meetings by financial expert	100

Director Stock Options.    1st Financial has a Director Stock Option Plan under which options were granted from time to time to its directors to purchase shares of 1st Financial common stock. Each stock option gives the director to whom it is granted the right to buy shares of 1st Financial common stock during a ten year period at a fixed price per share equal to the market value of 1st Financial’s stock on the date the option was granted. Options generally remain in effect for their full terms following the termination of a director’s service for any reason. Option grants did not include any performance-based conditions. The exercise price and vesting schedule for each option was recommended by the Corporate Governance Committee to 1st Financial’s Board of Directors, which approved the terms of each option granted.

No additional options will be granted under 1st Financial’s Director Stock Option Plan. Any further options will be granted under 1st Financial’s 2008 Omnibus Equity Plan described above under the caption Officer Compensation — Plan-Based Awards — 2008 Omnibus Equity Plan.

During 2008, no new stock options were granted to any of 1st Financial’s directors and no previously granted options were exercised by any of them. Information about stock options held by 1st Financial’s outside directors on December 31, 2008, is contained in the footnotes to the Director Compensation Table below.

The following table summarizes the compensation of 1st Financial’s and Mountain 1st’s directors for 2008:

Name (1)	Fees Earned or Paid in Cash	Option Awards (2)	All Other Compensation	Total
William H. Burton	$7,200.00	-0-	-0-	$7,200.00
Michael D. Foster	6,800.00	-0-	-0-	6,800.00
James C. Kirkpatrick	8,000.00	-0-	-0-	8,000.00
H. Steve McManus	6,300.00	-0-	-0-	6,300.00
Van F. Phillips	9,400.00	-0-	-0-	9,400.00
Bradley B. Schnyder	12,400.00	-0-	-0-	12,400.00
Catherine H. Schroader	6,700.00	-0-	-0-	6,700.00
John S. Sheiry	6,900.00	-0-	-0-	6,900.00

(1)

Messrs. Beason, Gibson and Rees are not listed in the table. They are compensated as officers and employees of Mountain 1st and do not receive any separate cash compensation for their services as directors.

(2)

All outstanding stock options held by 1st Financial’s outside directors are fully vested and exercisable. As a result, 1st Financial did not recognize any compensation expense for those options in 1st Financial’s financial statements for 2008 under SFAS 123R. On December 31, 2008 each of 1st Financial’s outside directors held stock options covering 55,589 shares.

Executive Officers

Current Executive Officers.    1st Financial’s and Mountain 1st’s executive officers, elected annually by the Board, listed below.

Gregory L. Gibson, age 52, serves as 1st Financial’s Chief Executive Officer and has served in that capacity since the formation of 1st Financial. He also has served as Chief Executive Officer of Mountain 1st since its formation. He was employed by MountainBank in Hendersonville, North Carolina, from 2000 until October 2003, where he served as Executive Vice President and Chief Financial Officer of that bank and its parent holding company. From 1997 until 2000, Mr. Gibson operated his own public accounting and financial institutions consulting firm. He was employed as Senior Vice President of Bank of Mecklenburg, Charlotte, North Carolina, from 1994 to 1997, and as Executive Vice President and Chief Financial Officer of Rock Hill National Bank and its parent holding company, RHNB Corporation, Rock Hill, South Carolina, from 1985 until 1994, and he previously held positions with two other North Carolina commercial banks. Mr. Gibson is a certified public accountant and has a total of 28 years of experience in the banking industry, having served as an executive officer of six community banks and bank holding companies.

Vincent K. Rees, age 41, serves as 1st Financial’s President and has served in that capacity since the formation of 1st Financial. He also has served as President of Mountain 1st since its formation. He was employed by MountainBank in Hendersonville, North Carolina, from its organization during 1997 until October 2003. He served MountainBank as Chief Lending Officer from 1997 until 2001 and then as a Regional President of that bank and Executive Vice President of its parent holding company. Mr. Rees previously was employed in South Carolina for seven years by NationsBank (now Bank of America) and its predecessor, C&S Bank, where he served in various positions in branch management, credit analysis, and consumer and commercial lending. Mr. Rees has a total of 18 years of banking experience.

B. Lee Beason, age 51, serves as 1st Financial’s Chief Operating Officer and has served in that capacity since the formation of 1st Financial. He also has served as Chief Operating Officer of Mountain 1st since its formation. From 2001 to November 2003, he was employed by MountainBank in Hendersonville, North Carolina, in various administrative and branch supervisory positions, including State Executive. He was employed as City Executive of High Street Banking Company, Asheville, North Carolina, from 1997 until 2001. He has a total of 18 years of banking experience.

Peggy H. Denny, age 58, serves as 1st Financial’s Chief Administrative Officer and is responsible for branch network management, training, and various other functions. She has served in that capacity since the formation of 1st Financial. She also has served as Chief Administrative Officer of Mountain 1st since its formation. From 1997 to November 2003, Ms. Denny was employed by MountainBank in Hendersonville, North Carolina, as Senior Vice President. Earlier, she was employed by First Union National Bank and its predecessor, Northwestern Bank. She has a total of 35 years of banking experience.

Roger A. Mobley, age 38, has served as 1st Financial’s Chief Financial Officer since September 8, 2008. Mr. Mobley previously served as a Certified Public Accountant and Assurance and Advisory Senior Manager with Elliott Davis, LLC. Prior to that position, from September of 2003, Mr. Mobley served as a Certified Public Accountant with KPMG in its banking group.

Appointment of AB&T Executive Officer as 1st Financial Executive Officer.    The Agreement provides that, following the merger, 1st Financial shall enter into an employment agreement with AB&T’s current president, Mr. Daniel C. Ayscue. 1st Financial expects Mr. Ayscue will serve as an executive officer of 1st Financial and continue as President of Alliance after the merger.

Executive Compensation

Summary.    The following table shows the cash and certain other compensation paid or provided to or deferred by 1st Financial’s named officers for 2008 and 2007. 1st Financial’s named officers are compensated by Mountain 1st for their services as its officers, and they receive no separate salaries or other cash compensation from Mountain 1st for their services as 1st Financial’s officers. Each of 1st Financial’s named officers is employed under an employment agreement with Mountain 1st described below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (2)	Bonus	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
Gregory L. Gibson (1)	2008	$173,250	$-0-	$-0-	$-0-	$9,515	$182,765
Chief Executive Officer	2007	165,000	-0-	-0-	61,322	10,771	237,093

Vincent K. Rees (1)	2008	157,500	-0-	-0-		4,878	162,378
President	2007	150,000	-0-	-0-	61,322	12,658	223,980

B. Lee Beason (1)	2008	131,250	-0-	-0-		8,206	139,456
Executive Vice President and Chief Operating Officer	2007	125,000	-0-	-0-	50,896	8,373	184,269

Peggy H. Denny	2008	131,250	-0-	-0-		7,053	138,303
Executive Vice President and Chief Administrative Officer	2007	125,000	-0-	-0-	50,896	8,116	184,012

(1)	Messrs. Gibson, Rees, and Beason are members of 1st Financial’s Board, but they do not receive any additional compensation for service as directors.
(2)	Includes the amount of salary deferred at each officer’s election under Mountain 1st’s Section 401(k) plan.
(3)

All outstanding stock options held by 1st Financial’s executive officers are fully vested and exercisable. As a result, 1st Financial did not recognize any compensation expense for those options in 1st Financial’s financial statements for 2008 under SFAS 123R.

(4)	Reflects the amounts of cash awards paid to each officer for each year under Mountain 1st’s annual Incentive Plan described below under the caption “Plan Based Awards.”
(5)	The following table describes each officer’s “Other Compensation” for 2008:

Description	G. L. Gibson	V. K. Rees	B. L. Beason	P. H. Denny
Mountain 1st’s matching contributions for the officer’s accounts under Section 401(k) plan	$8,277	$4,203	$7,286	$5,973
Imputed income for the officer’s interest under a split dollar arrangement in insurance polices owned by Mountain 1st	$1,238	$675	$920	$1,080

In addition to compensation paid in cash, from time to time 1st Financial’s executive officers receive various personal benefits. None of the named officers received personal benefits during 2008 for which 1st Financial’s estimated aggregate incremental cost exceeded $10,000, and the amounts of any such benefits they received during 2008 are not included in the table. 1st Financial also provides its executive officers with group life, health, medical, and other insurance coverage that are generally available to all salaried employees, and the cost of that insurance is not included in the table.

Employment Agreements.    Messrs. Gibson, Rees, and Beason, and Ms. Denny each are employed under an Employment Agreement which has a “rolling” three year term which, on each anniversary date of the agreement, is extended by one additional year unless Mountain 1st’s Board of Directors gives notice that it will not be extended. Unless sooner terminated, the term of the agreement will end at the time each of them reaches age 65. Each agreement provides for:

•	Annual base salary, which will be reviewed and must be increased for cost of living increases on an annual basis; and otherwise may be increased at the discretion of the Board;

•	Participation in all officer or employee compensation, bonus, incentive, and benefit plans in effect from time to time;

•	Reimbursement of reasonable business expenses and reasonable expenses for attendance at annual and other periodic meetings of trade associations; and

•	Reimbursement for the cost of disability insurance providing an annual benefit not to exceed 60% of the officer’s base and bonus salary after an elimination period of 90 days.

Each of the current employment agreements were entered into on November 12, 2008. These agreements replaced prior employment agreements made in 2007. Mountain 1st and these named executive officers entered into new agreements to comply with contractual restrictions required for 1st Financial to participate in the Treasury Department’s “TARP Capital Purchase Program.” These restrictions are outlined below.

These employment agreements contain other provisions under which payments and benefits will be provided to Messrs. Gibson, Rees, and Beason, and Ms. Denny, following an involuntary termination of his or her employment without cause, or a voluntary termination under various circumstances, whether before or after a change in control of Mountain 1st, and that restrict their ability to compete against Mountain 1st following termination of employment. Those provisions are described below under the caption “Potential Payments Upon Termination of Employment or a Change of Control.”

Plan-Based Awards.    Mountain 1st has three compensation plans under which awards have been granted, or from time to time in the future may be granted, to 1st Financial’s executive officers, which are the:

•

Employee Stock Option Plan, under which options to buy shares of 1st Financial’s common stock have been granted and remain outstanding, but which has been superseded for any new awards by 1st Financial’s new 2008 Omnibus Equity Plan;

•	2008 Omnibus Equity Plan, under which stock options, restricted stock awards, performance share awards, and stock appreciation rights may be granted; and

•	Incentive Plan, under which additional cash compensation may be paid each year based on 1st Financial’s corporate performance.

The 2008 Omnibus Equity Plan was adopted during 2008, and approved by 1st Financial’s shareholders at 1st Financial’s 2008 Annual Meeting. The 2008 Omnibus Equity Plan authorizes the issuance of up to 288,292 shares, which includes 38,292 shares authorized to be granted under the Employee Stock Option Plan that were not awarded. No new awards may be granted under the Employee Stock Option Plan, but outstanding awards granted under it remain in effect and are subject to its terms.

EMPLOYEE STOCK OPTION PLAN.    Stock options granted under the Employee Stock Option Plan give the officer to whom it is granted the right to buy shares of 1st Financial’s common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the market value of 1st Financial’s stock on the date the option is granted. An officer’s options will terminate 90 days following his or her voluntary termination of employment (except in the case of retirement), or one year following termination as a result of disability. In the case of retirement, death or involuntary termination without cause, an officer’s options will remain in effect for its full term. Options will terminate immediately following the involuntary termination of an officer’s employment for cause. Option grants did not include any performance-based conditions. The exercise price and vesting schedule for each option were approved by 1st Financial’s Corporate Governance Committee at the time the option was granted.

2008 OMNIBUS EQUITY PLAN.    Under the 2008 Omnibus Equity Plan, Mountain 1st may make the following types of awards:

•	Incentive stock options that qualify for favored tax treatment under Internal Revenue Code section 422, or stock options that do not qualify under Code section 422;

•	Stock appreciation rights;

•	Restricted stock; and

•	Performance shares.

Non-employee directors are eligible only for awards of non-qualified stock options and restricted stock. The terms of each award will be described in an award agreement between Mountain 1st and the person to whom the award is granted.

An option is the right to acquire shares of 1st Financial’s common stock during a stated period at a specified exercise price. An option may be an incentive stock option, or “ISO,” qualifying for favored tax treatment under Code section 422. ISOs may be granted only to employees. Any option that is not an ISO is known as a non-qualified stock option, or “NQSO.” An NQSO may be granted to employees or to non-employee directors. The term, exercise price, conditions, and form of payment will be determined by the Plan Committee within limits set by the 2008 Omnibus Equity Plan. An option’s exercise price may not be less than the “fair market value” of a share of 1st Financial’s common stock on the date the option is granted, as determined under rules set forth in the 2008 Omnibus Equity Plan.

A stock appreciation right, or “SAR,” is the right to receive cash equal to the difference between the fair market value of a share of 1st Financial’s common stock on the date the SAR is exercised the SAR’s exercise price stated in the award. The exercise price of a SAR may not be less than the fair market value of 1st Financial’s common stock on the date the SAR is granted. A SAR ordinarily yields the same value on the date of exercise as a stock option, although SARs ordinarily are more likely to be settled in cash rather than stock and the exercise of a SAR does not require payment by the award recipient. As an alternative to cash settlement of a SAR, the award agreement may permit or require a participant to receive common stock having an aggregate fair market value on the exercise date equal to the amount of cash the participant would have received had the SAR been exercised for cash instead of stock, with any fractional share settled in cash.

A restricted stock award is an award of common stock subject to forfeiture if conditions specified in the award agreement are not satisfied by the end of a specified restriction period established by the Plan Committee. The typical condition that would be imposed would be employment for a specified period. During the restriction period, restricted stock is held in escrow and may not be sold, transferred, or pledged. Restricted stock vests when the conditions to vesting stated in the award agreement are satisfied, and at that time the transfer restrictions and risk of forfeiture lapse and the shares are released to the participant. If the vesting conditions are not satisfied, restricted stock is forfeited and the forfeited shares again become available under the Plan for future awards.

Performance shares are similar to restricted stock awards but they ordinarily vest only if corporate or individual performance goals, or both, specified in the award agreement are satisfied by the end of the specified period. The plan is designed to allow conditions for performance share awards to be customized so that they can be measured by the particular award recipient’s responsibilities, by corporate goals and operating results, and by other factors, and by combinations of factors. A participant’s award agreement usually will specify that, at the end of the period in which satisfaction of the performance criteria is determined, the Plan Committee will certify that the employee has or has not satisfied the performance criteria. The shares will be forfeited if the performance criteria are not satisfied, or issued to the employee participant if the performance criteria are satisfied.

INCENTIVE PLAN.    Under 1st Financial’s Incentive Plan, a portion of the cash compensation paid each year to 1st Financial’s executive officers and other employees chosen to participate in the plan is tied to the extent to which 1st Financial achieves goals set by its Board for the year with respect to various measures of corporate performance. Cash awards under the plan are calculated based on a percentage of each executive officer’s annual base salary.

EESA AND ARRA LIMITATIONS.    In November 2008, 1 st Financial became a participant in the Treasury Department’s TARP Capital Purchase Program (“CPP”). Under rules promulgated by the Treasury Department under the Emergency Economic Stabilization Act of 2008 (“EESA”) that apply to CPP participants, 1st Financial is are required to implement provisions to “clawback” bonus or incentive compensation paid to 1st Financial’s senior officers if any of the criteria on which those payments are based is later found to have been materially inaccurate. Each of 1st Financial’s executive officers has agreed to repay upon 1st Financial’s demand any bonus or incentive compensation they receive under any compensation arrangement if, in the judgment of 1st Financial’s Board of Directors or Compensation Committee, the compensation was based on materially inaccurate financial statements or any other materially inaccurate performance criteria.

More recently, the American Recovery and Reinvestment Act of 2009 (“ARRA”) enacted during February 2009 has amended EESA and directed the Treasury Department to establish new standards that impose additional restrictions on executive compensation paid by CPP participants. ARRA requires that the new standards, among other provisions: (1) expand the “clawback” arrangements required by EESA to include, in addition to 1st Financial’s executive officers, 1st Financial’s next 20 highest paid employees, and (2) in the future, with limited exceptions, prohibit 1st Financial from paying or accruing any bonus, retention award, or incentive compensation to 1st Financial’s most highly compensated employee (currently, 1st Financial’s Chief Executive Officer).

GRANTS DURING 2008.    During 2008, no new stock options or other equity awards, and no cash awards for performance under the Incentive Plan, were granted to any of 1st Financial’s executive officers named in the Summary Compensation Table.

OUTSTANDING STOCK OPTIONS.    During 2008, no previously granted options were exercised by any of 1st Financial’s executive officers named in the Summary Compensation Table. This table contains information about all outstanding options held by those named officers on December 31, 2008:

OUTSTANDING EQUITY AWARDS AT 2008 YEAR END

	Option Awards
Name	Number of Securities Underlying Unexercised Stock Options (Exercisable)	Number of Securities Underlying Unexercised Stock Options (Unexercisable)	Option Exercise Price	Option Expiration Date
Gregory L. Gibson	37,108	-0-	$5.63	07/26/2014
Vincent K. Rees	37,108	-0-	5.63	07/26/2014
B. Lee Beason	37,108	-0-	5.63	07/26/2014
Peggy H. Denny	37,108	-0-	5.63	07/26/2014

Retirement Benefits.    In 2008, Mountain 1st entered into Salary Continuation Agreements with Messrs. Gibson, Rees, and Beason, and with Ms. Denny, to provide them with retirement benefits. Under these agreements, Mountain 1st would make monthly payments to the officers 15 years following their “normal retirement ages,” stated in the agreement as 62.

Under generally accepted accounting principles, Mountain 1st accrues a liability on its books each year for its obligation to each officer under his or her agreement. These accruals are in amounts that, at each officer’s normal retirement age, cause his or her “accrual balance” to equal the then-current present value of the officer’s normal retirement benefits. The discount rate used by Mountain 1st to determine the present value of the normal retirement benefit for 2008 was 6.00%. It may be changed from time to time in the future to maintain the rate within reasonable standards under generally accepted accounting principles.

These Salary Continuation Agreements contain other provisions under which payments and benefits will be provided to Messrs. Gibson, Rees, and Beason, and Ms. Denny, following an involuntary termination of his or her employment under various circumstances. Those provisions are described below under the caption “Potential Payments Upon Termination of Employment or a Change of Control.”

Potential Payments Upon Termination of Employment or a Change of Control.    Under employment agreements between Mountain 1st and Messrs. Gibson, Rees, and Beason, and Ms. Denny, these executive officers will receive payments and benefits from Mountain 1st if their employment terminates under various circumstances. Those arrangements are described in the following paragraphs, and a summary of the payments and benefits each officer will receive following different termination events is contained in the table below.

EMPLOYMENT AGREEMENTS.    1st Financial’s named Executive Officers’ employment agreements are described under the caption “Employment Agreements.” Under these agreements, if an executive officer’s employment is terminated by Mountain 1st without cause, or if an executive officer terminates his or her own employment for “good reason,” the executive officer will continue to receive salary payments for the unexpired term of the employment agreement, and Mountain 1st will provide him or her with continued life and medical insurance coverage for the remaining term or, if earlier, until the executive officer reaches age 65, dies, or becomes employed elsewhere. Continued life and medical insurance coverage also will be provided for the remaining term of the agreement following termination of the executive officer’s employment as a result of disability. “Good reason” will exist for the executive officer to terminate his or her own employment if, without the executive officer’s consent:

•	The executive officer’s salary is reduced;

•	Duties are assigned to the executive officer that are materially inconsistent with his or her position or represent a reduction in his or her authority;

•	There is a material diminution in the authority, duties, or responsibilities of the supervisor to whom the executive officer reports;

•	There is a material change in the geographic location at which the executive officer must perform services; or

•	Mountain 1st materially breaches the employment agreement.

No payments will be made under the agreement if the executive officer’s employment is terminated by Mountain 1st “for cause” or by the executive officer without “good reason.”

If there is a change in control of 1st Financial or Mountain 1st, each Executive Officer will be entitled to:

•

A lump-sum payment equal to three times the total of his or her base salary rate at the time of the change in control, plus the amount of any bonuses or incentive compensation earned for the preceding calendar year;

•	Continued medical and life insurance coverage for the remaining term of the agreement or, if earlier, until the executive officer reaches age 65, dies, or becomes employed elsewhere;

•	Immediate vesting of benefits under any qualified and non-qualified plans in which he or she participates, unless those plans separately address the effect of a change in control; and

•

If the payment and acceleration of benefits under other plans or arrangements results in a “parachute payment” that is subject to an excise tax under Sections 280G and 4999 of the Internal Revenue Code, in 2009 or later, an additional “gross-up payment” equal to the amount of the excise tax the executive officer owes, plus the additional amount needed for the executive officer to receive the amount of the excise tax net of all income, payroll, or other excise taxes. The applicable percentage gross-up payment amount that the Executive Officer is entitled is 33% for a change of control occurring in 2009, 66% for a change of control occurring in 2010, and 100% for a change in control occurring in 2011 or afterwards.

These changes in control payments and benefits would be in lieu of any other severance payments provided for in the agreement, and an executive officer’s right to receive the lump-sum payment would not depend on whether his or her employment was terminated.

The named executive officers’ agreements provide that, in general, a “change in control” will have occurred if:

•	A person accumulates ownership of 1st Financial’s stock that amounts to more than 50% of the total fair market value or total voting power of 1st Financial’s outstanding stock;

•	Within a 12-month period a person acquires shares of 1st Financial’s stock that amount to 30% or more of the total voting power of 1st Financial’s outstanding stock;

•	A majority of 1st Financial’s directors are replaced during any 12-month period by persons whose appointment or election is not endorsed in advance by a majority of 1st Financial’s directors; or

•	There is a change in ownership of 1st Financial’s assets that amounts to 40% or more of the total gross fair market value of all of 1st Financial’s assets.

Under these employment agreements, each of 1st Financial’s named executive officers agrees not to disclose any confidential or proprietary information about 1st Financial’s or Mountain 1st to any other person and that, for the remaining period of the agreement following a termination of his or her employment, the executive officer may not directly or indirectly compete with Mountain 1st by providing financial products or services on behalf of another financial institution, or assisting another financial institution in providing financial products or services, within the counties in North Carolina in which Mountain 1st or any of its affiliates conducted operations at the time the executive officers’ employment was terminated, or in any North Carolina county contiguous to those counties. If the executive officer violates this non-competition provision, he or she will forfeit all rights and retirement benefits under his or her employment agreement as well as all death benefits under his or her Endorsement Split-Dollar Agreement described below. However, the restriction on their ability to compete against Mountain 1st will terminate immediately upon a change in control.

This table lists estimates of aggregate payments and benefits that would have been paid or provided to the executive officers under their employment agreements if their employment had terminated under various circumstances, or there had been a change in control, on December 31, 2008:

Type of Termination Event and Description of Payment or Benefit	G.L. Gibson	V. K. Rees	B. L. Beason	P. H. Denny
INVOLUNTARY TERMINATION WITHOUT CAUSE, OR VOLUNTARY TERMINATION WITH “GOOD REASON,” OTHER THAN AFTER A CHANGE IN CONTROL
Aggregate cash payments (1)	$512,474	$465,885	$388,238	$388,238
Continued insurance coverage (2)	34,666	20,021	27,179	33,182
CHANGE IN CONTROL, WITHOUT REGARD TO TERMINATION OF EMPLOYMENT
Lump sum cash payment	$519,750	$472,500	$393,750	$393,750
Continued insurance coverage (2)	36,174	20,892	28,362	34,626
Additional 280G “gross-up payment” (3)	-0-	-0-	-0-	-0-

(1)	Reflects the aggregate of monthly payments, based on the following annual salary rates: Mr. Gibson - $ 173,250; Mr. Rees - $157,500; Mr. Beason - $131,250; and Ms. Denny - $131,250; that would be made during the remaining term of the Employment Agreement.
(2)

Reflects 1st Financial’s estimate of the aggregate cost of continued insurance coverage equivalent to that currently provided to each of these executive officers that could be obtained in the marketplace for the remaining term of the Employment Agreement.

(3)	The applicable percentage gross-up payment amount that the Executive Officer is entitled is 33% for a change of control occurring in 2009, 66% for a change of control occurring in 2010, and 100% for a change in control occurring in 2011 or thereafter.

SALARY CONTINUATION AGREEMENTS.    1st Financial’s named executive officers’ Salary Continuation Agreements are described under the caption “Retirement Benefits.” If, before normal retirement age, an officer’s employment terminates for any reason other than for cause or following a change in control, Mountain 1st will make monthly payments to the officer for 15 years in an amount that is based upon the accrual balance at the time of employment termination. Those payments will begin on the later of the first day of (1) the seventh month after termination of the officer’s employment, or (2) the month after the officer reaches normal retirement age.

Following an officer’s death, his or her beneficiaries will receive a lump-sum payment in an amount equal to the officer’s accrual balance at the time of death. An officer’s agreement will terminate automatically, and the officer’s rights to payments will be forfeited, if his or her employment is terminated for cause.

If there is a change in control of Mountain 1st, Mountain 1st will make a lump-sum payment to each officer of the greater of $750,000 or the accrual balance at the time of the change of control. For a change in control occurring in 2009 or thereafter, the Salary Continuation Agreements also provide that Mountain 1st will pay a tax “gross-up” benefit if the benefits payable to the executive after a change in control are subject to excise taxes under the Internal Revenue Code. For a change in control occurring in 2009, Mountain 1st would pay only 33% of the full gross-up payment. Mountain 1st would pay 66% of the full gross-up payment if a change in control occurs in 2010, and 100% if a change in control occurs in 2011 or afterwards.

As defined in the agreements, a “change in control” will occur if:

•	A person or group accumulates ownership of 1st Financial’s stock that amounts to more than 50% of the total fair market value or total voting power of all 1st Financial’s outstanding shares;

•	A person or group acquires within a 12-month period ownership of 1st Financial’s stock that amounts to 30% or more of the total voting power of all 1st Financial’s outstanding shares;

•

A majority of 1st Financial’s Board of Directors are replaced during any 12-month period by directors whose appointment or election is not endorsed in advance by a majority of 1st Financial’s board; or

•	A person or group acquires assets from 1st Financial that amount to 40% or more of the total gross fair market value of all 1st Financial’s assets.

The following table lists the actual amounts of payments that would have been made to the named executive officers under their Salary Continuation Agreements if their employment had been terminated under the specified circumstances as of December 31, 2008.

Name	Yearly payment following termination at normal retirement age (1)	Yearly payment following termination or disability before normal retirement age (2)	Lump-sum payment following death (3)	Lump-sum payment following change in control (4)
Gregory L. Gibson	$134,000	$11,737	$74,933	$750,000
Vincent K. Rees	186,000	8,391	28,151	750,000
B. Lee Beason	100,000	8,054	48,430	750,000
Peggy H. Denny	72,000	14,644	137,951	750,000

(1)	Payments would begin following the officers’ normal retirement ages and be made monthly for 15 years. None of the officers had attained the age 62 normal retirement age by December 31, 2008. The amount of the payment increases annually by 3%.
(2)	Payment amounts are based on the officers’ actual accrual balances on December 31, 2008. Those payments would begin following the officers’ normal retirement ages and be made monthly for 15 years. The amount of the payment increases annually by 3%.
(3)	The lump-sum payment amounts equal the officers’ accrual balances on December 31, 2008.
(4)	The amount of this benefit is the greater of $750,000 or the accrual balance on December 31, 2008.

ENDORSEMENT SPLIT-DOLLAR AGREEMENTS.    Mountain 1st has purchased insurance policies on the lives of 1st Financial’s named executive officers, and has entered into Endorsement Split-Dollar Agreements with each of them. The policies are owned by Mountain 1st. Under the agreements, upon an executive officer’s death, while employed by Mountain 1st before reaching age 62, a portion of the total death benefits under the policies on his or her life will be paid to the officer’s beneficiary. The amount that will be paid to each officer’s beneficiary will be equal to the lesser of the policy’s “net death proceeds;” meaning the total death benefit minus the policy’s cash surrender value, or $1.25 million in the case of Messrs. Gibson and Rees or $1 million in the case of Mr. Beason or Ms. Denny. Mountain 1st will receive the remainder of the death benefits from each officer’s policies, including the full cash surrender value of the policies.

These agreements previously provided that the executive officers received death benefits whether or not he or she was employed by Mountain 1st. The officers agreed to amend these agreements to address unfavorable changes in accounting rules.

EMPLOYEE GROUP LIFE INSURANCE PLAN.    Mountain 1st also provides life insurance benefits to each of the named executive officers under its group life insurance plan in which all employees participate. Under the group plan, death benefits are payable to a participant’s beneficiaries equal to two times the participant’s annual salary rate at the date of death, subject to a cap of $250,000.

This table lists estimates of aggregate death benefits, calculated as described above, that would have been paid to the named officers’ beneficiaries under the policies if they had died on December 31, 2008.

Type of Termination Event and Description of Payment or Benefit	G.L. Gibson	V. K. Rees	B. L. Beason	P. H. Denny
DEATH
Death benefits under split-dollar life insurance policies	$1,250,000	$1,250,000	$1,000,000	$1,000,000
Death benefits under group life insurance plan	$250,000	$250,000	$250,000	$250,000

ACCELERATED VESTING OF STOCK OPTIONS.    In the event of a change in control of 1st Financial’s company, if a provision is not made for the assumption of outstanding stock options held under 1st Financial’s option plans, or for the exchange of those options for new options covering shares of the successor company, 1st Financial’s executive officers’ rights under their options will terminate at the time the transaction becomes effective. However, to the extent that any option has not yet become exercisable, it will become exercisable in full immediately before the transaction becomes effective, without regard to any vesting schedule. All options currently granted to 1st Financial’s named executive officers have vested in full.

EESA AND ARRA LIMITATIONS.    During November of 2008, 1st Financial became a participant in the Treasury Department’s TARP Capital Purchase Program (“CPP”). Under rules issued by the Treasury Department under the Emergency Economic Stabilization Act of 2008 (“EESA”) that apply to CPP participants, if the employment of one of 1st Financial’s named executive officers is involuntarily terminated while the Treasury Department continues to hold any security purchased from 1st Financial under the CPP, aggregate severance compensation paid to that officer could not exceed an amount in excess of three times the officer’s “base amount” calculated under Section 280G of the Internal Revenue Code.

More recently, the American Recovery and Reinvestment Act of 2009 (“ARRA”) enacted during February 2009 has amended EESA and directed the Treasury Department to establish new standards that impose additional restrictions on executive compensation, including severance payments, paid by CPP participants. ARRA appears to require that the new standards, among other provisions, prohibit payments to any of 1st Financial’s named executive officers, or to any of 1st Financial’s or Mountain 1st’s next five highest paid employees, in connection with any termination of their employment for any reason, other than payments relating to services already performed or benefits already accrued.

In connection with 1st Financial’s participation in the CPP, its named executive officers have entered into written agreements with Mountain 1st under which 1st Financial’s Board of Directors or Compensation Committee may unilaterally, and without the officers’ consent, modify any of their compensation agreements or arrangements (including by reducing or eliminating severance benefits) to the extent the Board, in its judgment, considers necessary to comply with applicable rules and guidance governing compensation paid by CPP participants.

Transactions with Related Persons

Policy.    1st Financial’s and Mountain 1st’s Board of Directors have adopted a written policy under which their independent directors, acting as a separate committee, review and approve certain transactions, arrangements, or relationships in which 1st Financial or Mountain 1st Bank is a participant and in which any of their “related persons” have a material interest. 1st Financial’s and Mountain 1st’s related persons include their directors, nominees for election as directors, executive officers, any beneficial owners of more than 5% of a class of 1st Financial’s common stock, and members of the immediate families of those persons.

Except as described below, the policy covers:

•

Any transactions, arrangements, or relationships, or series of transactions, arrangements, or relationships, that are required to be disclosed in 1st Financial’s proxy statement under rules of the Securities and Exchange Commission (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments); and,

•	Any other transactions, arrangements, or relationships that would fall in the first category above except for their amount being less than the $120,000 dollar threshold specified above.

The transactions covered by the policy generally include loans, but it does not cover loans Mountain 1st makes in the ordinary course of its business that are subject to banking regulations related to “insider loans” and that are required to be approved by a majority of Mountain 1st’s Board of Directors. The policy also does not cover Mountain 1st’s depository or similar banking services in the ordinary course of its business, or compensation paid to Mountain 1st’s executive officers that has been reviewed and approved, or recommended to Mountain 1st’s Board of Directors for approval, by 1st Financial’s and Mountain 1st’s Corporate Governance Committee.

In its review of related person transactions, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it shall have concluded to its satisfaction that the transaction:

•	Has been or will be agreed to or engaged in on an arm’s-length basis;

•	Is to be made on terms that are fair and reasonable to 1st Financial; and

•	Is in the best interests of 1st Financial and Mountain 1st.

Related Person Transactions During 2008 and 2007.    Mountain 1 st has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of 1st Financial’s and its current directors, nominees for director, executive officers, and other related persons. All loans included in those transactions during 2008 and 2007 were made in the ordinary course of Mountain 1st’s business on substantially the same terms, including interest rates, repayment terms, and collateral, as those prevailing at the time those loans were made for comparable loans with persons not related to Mountain 1st, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

During prior years, Mountain 1st entered into leases with related parties of two of 1st Financial’s directors on buildings Mountain 1st uses as branch offices. Van F. Phillips is Vice President and co-owner of Great Meadows, Inc., which has leased Mountain 1st the building that houses its branch office in Marion, North Carolina. The initial lease term is five years, and Mountain 1st has options to renew the lease for up to four successive three-year renewal terms. The terms of the lease call for a $3,500 per month rental payment during the initial term. Rental payments for each renewal term will be adjusted by the aggregate increase in the Consumer Price Index for all Urban Consumers for the immediately preceding lease term.

H. Steve McManus is the owner of McManus Development LLC which leases Mountain 1st the building that houses its Fletcher, North Carolina, branch office. The initial lease term is ten years, and Mountain 1st has options to renew the lease for up to three successive five-year renewal terms. The terms of the lease call for a $3,200 per month rental payment during the first five years of the initial term, with payments during the second five years to be increased by the lesser of 18% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers during the previous five years. Rental payments during each renewal term will be adjusted by the lesser of 15% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers for the immediately preceding five years.

In each of the above leases Mountain 1st is responsible for the payment of insurance and property taxes on the building during the term of the lease. Both of these leases were approved by Mountain 1st’s Board of Directors and are on terms and conditions its Board believes are at least as favorable to Mountain 1st as those it could have obtained in leases from non-affiliated lessors on comparable properties in similar locations.

Proposal to Authorize Management to Adjourn the 1st Financial Special Meeting

Under North Carolina law, a shareholders meeting may be adjourned and reconvened one or more times to a later date for any reason. If the new time and place at which the meeting will be reconvened are announced at the meeting before the adjournment, no further notice of the reconvened meeting is required to be given unless the adjournment is for more than 120 days. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

If a quorum is not present at the 1st Financial Special Meeting, or if there are insufficient shares of 1st Financial common stock represented at the Special Meeting, being voted in the affirmative, or being voted at all, to vote on or approve the Agreement and merger, 1st Financial’s management likely will propose to adjourn the meeting until a later date and time to allow time to solicit additional proxy cards needed to establish a quorum or additional votes needed to approve the Agreement and merger. In that event, a proposal would be submitted for voting by the shareholders represented at the Special Meeting to adjourn the meeting and reconvene it at a later date.

1st Financial shareholders who sign a proxy card and return it to 1st Financial, or who appoint the 1st Financial Proxies by Internet, will be authorizing the 1st Financial Proxies to vote their shares according to the 1st Financial Proxies’ best judgment on matters incident to the conduct of the 1st Financial Special Meeting, including routine adjournments of the meeting. That authority will permit the 1st Financial Proxies to vote shares in favor of an adjournment if a quorum is not present at the meeting, or if an adjournment is needed for most other purposes. However, that general authority will not permit the 1st Financial Proxies to vote shares in favor of an adjournment for the purpose of soliciting additional votes needed to approve the Agreement and merger. A separate proposal is included in the proxy card which accompanies this Joint Proxy Statement/Prospectus in which 1st Financial’s shareholders are asked to give instructions to the 1st Financial Proxies on how their shares should be voted in the event a proposal is submitted to adjourn the meeting to allow additional time to solicit votes needed to approve the Agreement and merger.

If you vote in favor of this proposal, you will authorize the 1st Financial Proxies to vote your shares in favor of one or more adjournments of the Special Meeting for up to a total of 120 days, if necessary, to allow additional time to solicit votes needed to approve the Agreement and merger. The general authority given to the 1st Financial Proxies in your proxy card to vote your shares on matters incident to the conduct of the Special Meeting will authorize them to vote your shares according to their best judgment on adjournments for any other reason.

1st Financial’s Board of Directors recommends that you vote “FOR” this proposal.

To be approved, the number of votes cast in person and by proxy at the Special Meeting in favor of the proposal must exceed the number of votes cast against it.

Other Available Information

Prior to the organization of 1st Financial as the bank holding company, Mountain 1st was subject to the informational requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and it filed reports and other information, including annual reports, quarterly reports and proxy statements, with the Federal Deposit Insurance Corporation (the “FDIC”) under the 1934 Act. Copies of the reports Mountain 1st filed are on file with the FDIC and are available for inspection at the offices of the FDIC’s Accounting and Securities Disclosure Section located at Room F-6043, 550 17th Street, N.W., Washington, DC 20429. You also may obtain copies of Alliance’s reports by calling the FDIC’s Accounting and Securities Disclosure Section at (202) 898-8913 or, by facsimile at (202) 898-8505.

A copy of 1st Financial’s 2008 Annual Report on Form 10-K, will be sent without charge upon his or her written request. Requests should be sent to Roger A. Mobley, Chief Financial Officer, at 101 Jack Street, Hendersonville, North Carolina 28792.

1st Financial is subject to the informational requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and it files reports and other information, including annual reports, quarterly reports and proxy statements, with the Securities and Exchange Commission (the “SEC”) under the 1934 Act. 1st Financial’s SEC file number is 000-53264. You may read and copy any information filed by 1st Financial with the SEC:

•

At the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330); or

•	On the SEC’s Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC.

1st Financial’s and Mountain 1st’s Internet website address is www.mountain1st.com. Information included on this website is not part of this Joint Proxy Statement/Prospectus. Electronic versions of 1st Financial’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act are available on that website. 1st Financial will provide electronic or paper copies of those filings free of charge upon request. Requests for copies should be directed by mail to Roger A. Mobley, Chief Financial Officer, at 101 Jack Street, Hendersonville, North Carolina 28792, or by telephone at (828) 697-3100.

This Joint Proxy Statement/Prospectus is part of a registration statement 1st Financial has filed with the SEC and it does not contain all the information included in the registration statement. You should review the registration statement for further information regarding 1st Financial, the merger, and 1st Financial’s common stock.

Proposals for 2009 Annual Meeting

Any shareholder proposal, other than a nomination for election as a director, which is intended to be presented for action at 1st Financial’s 2009 annual meeting of shareholders must have been received by 1st Financial’s Corporate Secretary in writing at its address listed below no later than March 4, 2008, to be considered timely received for inclusion in the proxy statement and proxy card that 1st Financial will distribute in connection with that meeting. Thatt deadline has passed. In order for a proposal to be included in 1st Financial’s proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of 1st Financial’s common stock entitled to be voted on that proposal at the meeting, must have held those shares for a period of at least one year, and must continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Written notice of a shareholder proposal (other than a nomination) intended to be presented at 1st Financial’s [2010] annual meeting, but which is not intended to be included in 1st Financial’s proxy statement and form of appointment of proxy, must have been received by 1st Financial’s Corporate Secretary at the address listed below within a reasonable time prior to 1st Financial’s shareholder meeting, scheduled for May 26, 2009, in order for that proposal to be considered timely received for purposes of the discretionary authority of the proxies for shareholders at that meeting to vote on other matters presented for action at the meeting.

Under 1st Financial’s Bylaws, at a shareholder meeting at which directors will be elected, nominations for election to 1st Financial’s board of directors may be made by its board or by a shareholder of record who is entitled to vote at the meeting if written notice of the shareholder’s nomination has been delivered to 1st Financial’s Corporate Secretary at its principal office not later than the close of business on the tenth business day following the date on which notice of the meeting is first given to shareholders.

The required notice of a nomination must include: (1) the names and addresses of the shareholder who intends to make the nomination and of the person to be nominated; (2) a representation that the shareholder is a holder of record of shares of 1st Financial’s common stock entitled to vote at the meeting and that he or she intends to appear in person or by proxy at the meeting to nominate the person named in the notice; (3) a description of all arrangements or understandings between the shareholder and the nominee and any other persons (naming those persons) pursuant to which the nomination is to be made by the shareholder; (4) a representation that each nominee satisfies all qualifications provided by 1st Financial’s Bylaws or by applicable statute or regulation to serve as a director; and (5) the written consent of the nominee to serve as a director if elected. The shareholder also must provide other information regarding each proposed nominee that 1st Financial reasonably requests and which can be obtained by the shareholder, including information that would be required to be included in a proxy statement filed pursuant to the proxy rules under the Securities Exchange Act of 1934 if the nominee had been nominated by the board of directors. Only persons nominated in the manner described in the Bylaws are eligible to be elected as directors at meetings of 1 st Financial’s shareholders, and the Chairman of a meeting of shareholders may refuse to acknowledge a nomination not made in compliance with these procedures.

The notices described above should be mailed to:

1st Financial Services Corporation

Attention: Corporate Secretary

101 Jack Street

Hendersonville, North Carolina 28739

1ST FINANCIAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis that follows is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of 1st Financial and Mountain 1st. It should be read in conjunction with the audited financial statements and accompanying notes included in this Joint Proxy Statement Prospectus and the supplemental financial data appearing throughout this discussion and analysis.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

The following discussion includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements include statements about 1st Financial’s profitability, liquidity, allowance for loan losses, nonperforming loans, interest rate sensitivity, market risk, ability to compete in 1st Financial’s markets, business strategies, and other such statements that are not historical facts. They usually will contain qualifying words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “plan,” “project,” “likely,” “estimate,” “continue,” “could,” “would,” “should,” or similar terms, or the negative or other variations of those terms. 1st Financial has based those forward-looking statements on 1st Financial’s current expectations and projections about future events, but 1st Financial does not guarantee its future performance described in the statements or that the facts or events described in the statements actually will happen. 1st Financial’s actual performance, or any of those events or facts, may never occur or be realized, or they may be materially different from, or occur in a way substantially different from, the results, facts or events indicated by the forward-looking statements. Those statements involve a number of risks and uncertainties, including, among other things, the factors discussed in Item 1A under the heading “Risk Factors.” Other factors that could influence the accuracy of those forward-looking statements include, among other things:

•	Successful execution of 1st Financial’s business plan including planned expansion of its branch network;

•

General national, regional or local economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and the possible impairment of collectability of loans;

•	The competitive nature of the financial services industry and its ability to compete effectively against other financial institutions in its banking markets;

•	Legislative or regulatory changes, including changes in accounting standards and changes in tax laws;

•	The level of market interest rates;

•	The financial success or changing strategies of 1st Financial’s customers which could impact their ability to repay their loans;

•	Customer acceptance of 1st Financial’s services, products and fee structure;

•	The impact of changes in monetary and fiscal policies, laws, rules and regulations; and

•	Other developments or changes in 1st Financial’s business it does not expect.

All forward-looking statements attributable to 1st Financial or persons acting on 1st Financial’s behalf are expressly qualified in their entirety by the cautionary statements in this section. 1st Financial has no obligation, and does not intend, to publicly update or otherwise revise any of the forward-looking statements as a result of any new information, future events or otherwise.

At December 31, 2008 and 2007, and for the Years Ended December 31, 2008, 2007 and 2006

EXECUTIVE OVERVIEW

During 2008, Mountain 1st continued to experience asset growth. Growth experienced during 2008 continued to be derived from both organic growth at existing branches as well as the opening of a new branch office in the Hickory, NC market. This new office brings Mountain 1st’s total number of full service banking locations to fifteen. During the year, assets increased by $100.6 million or 16.6%. Net income for the year ended December 31, 2008 totaled $339 million representing a decrease of $3.2 million or 90.4% as compared with 2007 earnings of $3.5 million. Earnings per share and earnings per diluted share decreased to $0.04. This compares with $0.71 per share and $0.66 per diluted share in 2007 or decreases of 94.4% and 93.90%, respectively. Pre-tax, pre-provision income during 2008 decreased $2.1 million or 24.0% to $7.0 million. During the year, the provision for loan loss expense amounted to $6.5 million and tax expense totaled $98 thousand resulting in the aforementioned net income amount of $339 thousand. This compares with $9.1 million pre-tax, pre-provision income for 2007 with $3.4 million in provision and a tax expense of $2.2 million. While pre-tax, pre-provision income is a non-GAAP financial measure, management believes it to be a meaningful additional metric for periods presented within this report and has included it herein to provide further information and transparency for the reader of these financial statements.

FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

As noted above, Mountain 1st experienced continued strong asset growth during fiscal 2008. Growth in loans and deposits were the primary drivers of overall growth. During the year, gross loans increased $62.1 million or 11.9% while deposits increased $61.9 million or 11.7%. The increase in loans was comprised of increases totaling $5.9 million or 3.7% in construction and land development loans, $28.1 million or 17.0% in commercial real estate loans, $8.5 million or 11.0% in loans secured by first liens on one to four family residential properties, $7.6 million or 31.0% in home equity loans, $3.3 million or 56.3% in multifamily residential loans and $7.6 million or 9.4% in commercial and industrial loans. Consumer loans remained relatively static during the year.

Investment securities increased during the period by $26.5 million, or 43.4%. At December 31, 2008, cash and cash equivalents increased by $1.0 million or 10.8% as compared with December 31, 2007. Liquid assets, consisting of cash and demand balances due from banks, interest-earning deposits in other banks and available for sale investment securities totaled $97.1 million at December 31, 2008 constituting 13.7% of total assets. This compares with $70.4 million or 11.6% of total assets at year end 2007.

Other assets increased from $19.2 million at December 31, 2007 to $29.1 million at December 31, 2008 principally as a result of Mountain 1st’s purchase of $5 million in life insurance policies on certain key employees during 2008. Also contributing to the increase in other assets was a $585 thousand increase in Mountain 1st’s property and equipment from $6.6 million at December 31, 2007 to $7.1 million at December 31, 2008.

Deposits increased $61.9 million or 11.7% during 2008. At year end 2008, noninterest-bearing demand accounts increased $7.0 million, or 13.6% to $58.0 million. Other transaction accounts, including NOW, Money Market and Savings accounts increased $38.6 million or 29.7%. At December 31, 2008, transaction accounts accounted for 38.3% of Mountain 1st’s total deposits. Certificates of deposit under $100 thousand increased $8.8 million or 4.9% while jumbo CDs increased $7.6 million or 4.5%. Through the end of 2007, Mountain 1st had utilized wholesale funding sources only on a limited basis via borrowing from the Federal Home Loan Bank of Atlanta. At December 31, 2008 these borrowings totaled $48 million and Mountain 1st had brokered CDs totaling $38.0 million in its CD portfolio. Management’s funding strategy remains centered around balanced growth in loans and deposits generated via Mountain 1st’s retail branch network, supplemented through the selective use of wholesale funding when such sources present a lower cost alternative to CD pricing in the local markets in which Mountain 1st operates.

Stockholders’ equity increased by $16.4 million, or 35.4%, during 2008, as a result of the issuance of $16.4 million of preferred stock under the U.S Treasury Capital Purchase Program. At December 31, 2008, all of Mountain 1st’s capital ratios continued to be sufficient to classify it as a well-capitalized institution by regulatory measures.

RESULTS OF OPERATIONS

PERIODS ENDED DECEMBER 31, 2008, 2007 AND 2006

For the year ended December 31, 2008, Mountain 1st reported net income of $339 thousand or $0.04 per diluted share. This compares with $3.5 million or $0.66 per diluted share for the year ended December 31, 2007 and $2.8 million or $0.51 per share for 2006. Net interest income decreased $420 thousand or 2.0% in 2008 as compared with an increase of $5.2 million, or 32.8%, in 2007, both of which resulted from the overall growth of Mountain 1st. Noninterest income and expense also increased as a general result of overall growth of Mountain 1st’s balance sheet. During 2008, noninterest income increased $530 thousand or 12.3%. This increase resulted predominantly from increases in the cash surrender value of life insurance totaling $413 thousand or 393.3%. During the year, noninterest expense rose $2.3 million or 14.2%. This increase was attributed to the overall growth of Mountain 1st, the addition and staffing of one new branch office and the addition of associated infrastructure required to support continued future growth. Individual components with substantial increases included personnel costs which rose $350 thousand or 4.1%, occupancy and equipment costs which increased $337 thousand or 29.4% and data processing and telecommunications which recorded an increase of $534 thousand or 30.6%. During 2007, noninterest income increased by $789 thousand or 22.5%, as a result of increases of $587 thousand or 50.3% in service charges on deposit accounts and an increase in mortgage origination revenues of $168 thousand or 7.8%. During the same period, noninterest expenses increased $3.5 million or 27.9%. This increase resulted from the overall growth of Mountain 1st necessitating the hiring of more personnel and adding facilities and infrastructure to support the growth. See further discussion in “Noninterest Expense” below.

Net Interest Income

The primary component of earnings for Mountain 1st is net interest income. Net interest income is defined as the difference between interest income, principally from the loan and investment securities portfolios, and interest expense, principally on deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, “volume” refers to the average dollar level of interest-earning assets and interest-bearing liabilities, “spread” refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities and “margin” refers to net interest income divided by average interest-earning assets. Margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of noninterest-earning assets and noninterest-bearing liabilities. During the years ended December 31, 2008, 2007 and 2006, average interest-earning assets were $637.2 million, $525.8 million and $394.2 million, respectively. During these same periods, Mountain 1st’s net interest margins were 3.24%, 4.01% and 4.02% respectively.

Net interest income decreased to $20.6 million during 2008 as compared with $21.1 million for the year ended December 31, 2007, a decrease of $420 thousand or 2.0%. Due to the falling rate environment the small decrease in interest income and interest expense is primarily a result of the continued overall growth of Mountain 1st’s asset and deposit accounts. The increase in net interest income during 2007 amounted to $5.2 million or 32.8%. The 2007 increase in both interest income as well as interest expense primarily resulted from the overall growth of Mountain 1st’s asset and deposit bases. However, in the third quarter of 2007 and through 2008, short term interest rates have been dramatically decreased by the Federal Reserve’s Federal Open Market Committee (FOMC). The unprecedented nature of this decline in rates is expected to adversely impact Mountain 1st’s net interest margin and consequently net income for 2008 and at least the first half of 2009. The degree to which Mountain 1 st’s margin and earnings may be affected is dependent on future actions by the FOMC and is currently unknown.

Management strives to maintain a high interest-earning asset ratio so as to maximize income. To that end, management targets an earning asset ratio at or above 93%. For the year ended December 31, 2008 that ratio was 96.0% as compared with 96.7% for 2007 and 96.8% for 2006. Average interest-earning assets for 2008 increased $111.4 million, or 21.2% as compared to 2007 while the average yield decreased by 170 basis points from 7.75% to 6.05%. The decrease in yield was primarily a function of the 500 basis point decrease in short term interest rates from the third quarter of 2007. Average interest-bearing liabilities increased by $110.7 million, or 25.1%, also as a result of the overall growth of Mountain 1st. The average cost of interest-bearing liabilities decreased by 122 basis points from 4.47% to 3.25%. The decrease in cost was also influenced by the 500 basis point decrease in short term interest rates from the third quarter of 2007. Due to the rapid rate decreases during 2008, management was unable to balance yields and costs so as to maintain margins at a stable level. For the year ended December 31, 2008, Mountain 1st’s net interest margin was 3.24% as compared with 4.01% for 2007.

The following table presents an analysis of Mountain 1st’s net interest income for 2008, 2007 and 2006.

Average Balances and Net Interest Income

(dollars in thousands)

	For The Years Ended December 31,
	2008			2007			2006
	Average Balance	Interest Income/ Expense (1)(2)	Average Rate	Average Balance	Interest Income/ Expense (1)(2)	Average Rate	Average Balance	Interest Income/ Expense (1)	Average Rate
Interest-earning assets:
Loans, including loans held for sale	$570,997	$35,635	6.24%	$450,200	$36,861	8.19%	$311,171	$25,533	8.21%
Taxable investment securities	64,800	2,897	4.47%	74,943	3,844	5.13%	70,693	3,120	4.41%
Federal funds sold	1,391	17	1.22%	672	34	5.06%	11,740	608	5.18%
Interest-earning cash deposits	34	1	2.00%	25	1	5.19%	613	27	4.40%

Total interest-earning assets	637,222	38,550	6.05%	525,840	40,740	7.75%	394,217	29,288	7.43%
Noninterest-earning assets:
Cash and due from banks	10,213			11,828			8,725
Property and equipment	6,972			5,592			3,944
Allowance for loan loss and other	9,184			258			516

Total noninterest-earning assets	26,369			17,678			13,185

Total assets	$663,591			$543,518			$407,402

Interest-bearing liabilities:
NOW accounts	$56,257	$557	0.99%	$51,401	$876	1.70%	$36,992	$499	1.35%
Money markets	31,649	831	2.63%	16,715	499	2.99%	12,810	242	1.89%
Savings deposits	68,173	1,687	2.47%	50,662	1,483	2.93%	43,644	1,275	2.92%
Time deposits	337,037	13,404	3.98%	311,160	16,277	5.23%	228,761	11,313	4.95%
Federal funds purchased and securities sold under agreements to repurchase	8,833	255	2.89%	7,115	382	5.37%	1,946	100	5.14%
Borrowings	49,003	1,171	2.39%	3,192	158	4.95%	—	—	n/a

Total interest-bearing liabilities	550,952	17,905	3.25%	440,245	19,675	4.47%	324,153	13,429	4.14%
Noninterest-bearing liabilities:
Demand deposits	57,885			52,220			37,694
Interest payable and other	5,509			5,933			3,900

Total noninterest-bearing liabilities	63,394			58,153			41,594

Total liabilities	614,346			498,398			365,747
Stockholders’ equity	49,245			45,120			41,655

Total liabilities and stockholders’ equity	$663,591			$543,518			$407,402

Net interest income and interest rate spread		$20,645	2.80%		$21,065	3.28%		$15,859	3.29%

Net yield on average interest-earning assets			3.24%			4.01%			4.02%

Ratio of average interest-earning assets to average interest-bearing liabilities	115.66%			119.44%			121.61%

(1)	Interest income includes deferred loan fees
(2)	For amounts less than or equal to $1, yields are calculated using actual interest income and actual average assets not rounded values

The following table illustrates that the change in the average rate of loans was the predominant factor in the decreased amount of net interest income realized by Mountain 1st in 2008 compared to 2007. In the preceding year, the change in the average volume of loans was the predominant factor in the increase in Mountain 1st’s net interest income.

Volume and Rate Variance Analysis

(dollars in thousands)

	Year Ended December 31, 2008 vs. Year Ended December 31, 2007			Year Ended December 31, 2007 vs. Year Ended December 31, 2006			Year Ended December 31, 2006 vs. Year Ended December 31, 2005
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
Interest income:
Loans, including loans held for sale	$9,890	$(11,143)	$(1,253)	$11,390	$(62)	$11,328	$10,316	$2,589	$12,905
Taxable investment securities	(520)	(427)	(947)	195	529	724	1,270	371	1,641
Federal funds sold	36	(26)	10	(560)	(14)	(574)	68	232	300
Interest-earning cash deposits	0	—	0	(32)	6	(26)	(47)	9	(38)

Total interest income	9,406	(11,569)	(2,163)	10,993	459	11,452	11,607	3,201	14,808
Interest expense:
NOW accounts	$93	$(412)	$(319)	$227	$150	$377	$195	$152	$347
Money markets	384	(52)	332	88	169	257	(201)	20	(181)
Savings deposits	368	(164)	204	204	4	208	636	13	649
Time deposits	1,527	(4,400)	(2,873)	4,290	674	4,964	4,790	2,145	6,935
Federal funds purchased and securities sold under agreements to repurchase	137	(264)	(127)	278	4	282	38	25	63
Borrowings	1,095	(82)	1,013	158	—	158	—	—	—

Total interest expense	3,604	(5,374)	(1,770)	5,245	1,001	6,246	5,458	2,355	7,813

Net increase (decrease) in net interest income	$5,802	$(6,222)	$(420)	$5,748	$(542)	$5,206	$6,149	$846	$6,995

(1)	The changes for each category of income and expense are divided between the portion of change attributable to the variance in rate or volume for that category. The amount of change that cannot be separated is allocated to each variance proportionately.

Provision for Loan Losses

Mountain 1st recorded $6.5 million in provision for loan losses in 2008, representing an increase of $3.1 million or 92.3% as compared with the provision of $3.4 million during 2007. The increase in the provision resulted from continued growth in Mountain 1st’s loan portfolio as well as loan losses during 2008 which totaled $5.1 million of which $29 thousand was recovered during the year.

Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition, diversification, or conversely, concentrations by industry, geography or collateral within the portfolio, historical loan loss experience, current seasoning of the portfolio, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. For 2008, approximately $1.0 million of the provision for loan losses was attributable to growth of the loan portfolio while $5.5 million resulted from loan losses. At December 31, 2008, the allowance for loan losses was $9.0 million representing an increase of $1.4 million or

19.0% from the $7.6 million at the end of 2007. The allowance represented 1.55% and 1.46%, respectively, of loans outstanding at the end of 2008 and 2007, net of loans held for sale. At December 31, 2008 Mountain 1st had $10.8 million of impaired loans, $10.0 million of which were on a non-accruing status and one restructured loan totaling $798 thousand. Approximately $1 million of this total was represented by a single commercial property which was in bankruptcy. Mountain 1st holds the first lien on this property and management expects full recovery of this credit upon the release of the property by the bankruptcy court.

Noninterest Income

Noninterest income increased to $4.8 million for the year ended December 31, 2008 compared to $4.3 million for 2007 and $3.5 million for 2006, representing increases of $530 thousand or 12.3% and $789 thousand or 22.5%, respectively for these years. In 2008, increases in other service charges and fees and the increase in the cash surrender value of life insurance offset the decrease in fees from mortgage operations. In 2007, increases in mortgage origination income accounted for 21.3% of the total increase in noninterest income. Service charges on deposit accounts increased in 2008 to $1.7 million as compared with $1.2 million in 2007 and $856 thousand in 2006. The following table is a comparative analysis of the components of noninterest income for 2008, 2007 and 2006.

Noninterest Income

(dollars in thousands)

	For the Years Ended December 31,
	2008	2007	2006
Service charges on deposit accounts	$1,651.00	$1,214.00	$856.00
Mortgage origination income	1,714	2,333	2,165
Other service charges and fees	735	633	391
Increase in cash surrender value of life insurance	518	—	—
Net realized gain/(loss) on sale of securities	146	(16)	8
Net realized gains on sale of repossessed personal property	10	25	—
Other income	50	105	85

Total non-interest income	$4,824	$4,294	$3,505

Noninterest Expense

Noninterest expenses include all of the operating costs of Mountain 1st excluding interest and provision expenses. During 2008 noninterest expenses totaled $18.5 million, increasing $2.3 million or 14.2% from $16.2 million in 2007. During 2007, noninterest expenses increased $3.5 million or 27.9%. The most significant component of noninterest expense, personnel costs, increased $350 thousand or 4.1% during 2008 and increased by $1.6 million or 23.8% during 2007. These increases were primarily driven by staffing increases required by expansion of Mountain 1st’s branch network and the increase in infrastructure required by the overall growth of the balance sheet. During 2008, Mountain 1st’s full time equivalent employees increased from 148 at December 31, 2007 to 156 at December 31, 2008. Expenses associated with growth of Mountain 1st’s branch network accounted for a significant portion of the remainder of the increase in noninterest expense. These expenses, including occupancy, equipment and IT and telecom costs, which increased $1.1 million or 26.8% in 2008 as compared with an increase of $1.0 million or 35.8% for 2007. Management expects noninterest expense to continue to increase in approximate proportion to the overall growth in Mountain 1st’s balance sheet over the foreseeable future. The following table presents a comparison of the components of noninterest expense for 2008, 2007 and 2006.

Noninterest Expense

(dollars in thousands)

	For the Years Ended December 31,
	2008	2007	2006
Salaries and employee benefits	$8,915	$8,565	$6,920
Occupancy expense	1,482	1,145	828
Furniture/equipment expense	1,207	1,027	810
Professional service fees	857	708	506
Data processing and telecommunication expense	2,279	1,745	1,246
Deposit insurance premiums	395	273	38
Advertising and business promotion	926	886	956
Stationery, printing and supplies	320	327	256
Other expenses	2,131	1,535	1,119

Total non-interest expenses	$18,512	$16,211	$12,679

Income Taxes

In mid-2006, having depleted all net operating tax loss carryforwards, Mountain 1st’s earnings became fully taxable. Accordingly, income tax expense totaling $1.5 million was recorded during the year for the portion of Mountain 1st’s earnings for that year that was taxable. During 2007, earnings for the entire year were taxable, therefore, income tax expense increased to $2.2 million representing a marginal tax rate of 38.5 percent. Income tax expenses for 2008 decreased to $98.0 thousand representing a marginal tax rate of 22.4 percent.

LIQUIDITY

Mountain 1st’s primary sources of liquidity are customer deposits, cash and demand balances due from other banks, interest-earning deposits in other banks and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations.

Total deposits were $591.0 million, $529.1 million and $424.5 million at December 31, 2008, 2007 and 2006, respectively. Mountain 1st’s deposits increased $61.9 million or 11.7% during 2008 and $104.6 million or 24.7% during 2007. Until the fourth quarter of 2007, deposit growth within Mountain 1st’s retail branch bank network was sufficient to meet Mountain 1st’s funding requirements. However, as previously discussed, management began a limited utilization of wholesale funding in the fourth quarter of 2007. At December 31, 2008 this was limited to a $48 million advance from the Federal Home Loan Bank of Atlanta (FHLB) and approximately $38.0 million of brokered CDs. Management expects to continue to utilize these and potentially other wholesale sources of funding to supplement deposits generated from Mountain 1st’s branch network and assist in managing the overall cost of funds.

At December 31, 2008 and 2007, time deposits represented 61.7% and 65.8% of total deposits, respectively. Certificates of deposit of $100,000 or more represented 29.9% and 31.9%, respectively, of Mountain 1st’s total deposits at December 31, 2008 and 2007. Management believes that a sizeable portion of Mountain 1st’s time deposits are relationship-oriented. Brokered certificates of deposit totaled $38.0 million and $0 at December 31, 2008 and 2007, respectively. While Mountain 1st appreciates the need to pay competitive rates to retain these deposits, other subjective factors also influence deposit retention. Based upon prior experience, Mountain 1st anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

In the normal course of business there are various outstanding contractual obligations of Mountain 1st that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table summarizes Mountain 1st’s contractual obligations and commitments as of December 31, 2008.

Contractual Obligations and Other Commitments

(dollars in thousands)

	Payments Due by Period
	On Demand or Within 1 Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
Contractual Cash Obligations:
Operating lease obligations	$701	$1,368	$1,209	$1,255	$4,533
Federal funds purchased and securities sold under agreements to repurchase	1,372	—	—	—	1,372
Borrowings	—	48,000	—	—	48,000

Total contractual cash obligations excluding deposits	2,073	49,368	1,209	1,255	53,905
Time deposits	355,415	8,360	592	—	364,367

Total contractual cash obligations	$357,488	$57,728	$1,801	$1,255	$418,272

	Commitment Expiration by Period
	On Demand or Within 1 Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
Other commitments:
Commitments to extend credit	$46,950	$8,678	$2,433	$33,025	$91,086
Commitments to sell loans held for sale	4,177	—	—	—	4,177
Financial standby letters of credit	1,924	827	—	—	2,751

Total other commitments	$53,051	$9,505	$2,433	$33,025	$98,014

CAPITAL RESOURCES

At December 31, 2008 and 2007, Mountain 1st’s equity totaled $62.6 million and $46.2 million, respectively. Mountain 1st’s equity to asset ratio on those dates was 8.8% and 7.6%, respectively. This increase resulted from the issuance of preferred stock and warrants to the U.S. Treasury. Mountain 1st is subject to minimum capital requirements which are further discussed under the caption “Supervision and Regulation.” on page     .

All capital ratios place Mountain 1st in excess of minimum requirements to be classified as “well capitalized” by regulatory measures. Mountain 1st’s regulatory capital ratios as of December 31, 2008 were leverage ratio 8.34%, Tier I risk-based capital ratio 10.44% and total risk-based capital ratio 11.70%. At December 31, 2007 these ratios were 7.85%, 9.18% and 10.44%, respectively.

Note 14 to the accompanying financial statements present an analysis of the 1 st Financial’s and Mountain 1st’s regulatory capital position as of December 31, 2008 and 2007. The decline in capital ratios is a result of Mountain 1 st’s successful growth and leveraging of its capital base. Based on current capitalization and growth expectations, management anticipates that Mountain 1st will need to generate additional capital during the second half of 2009. Accordingly, management and Mountain 1st’s Board of Directors are currently evaluating various options for increasing Mountain 1st ’s capital base.

ASSET/LIABILITY MANAGEMENT

Mountain 1st ’s results of operations depend substantially on its net interest income. Like most financial institutions, Mountain 1st’s interest income and cost of funds are affected by general economic conditions as well as by competition in the market place. The objective of Mountain 1st’s asset/liability management process is aimed toward providing relative stability and reduction of volatility for Mountain 1st’s net interest income through various scenarios of changes in interest rates. The process attempts to balance the need for stability and predictability of net interest income against competing needs such as balance sheet mix constraints, overall earnings targets and the risk/return relationships between liquidity, interest rate risk, market risk and capital adequacy. Mountain 1st maintains an asset/liability management policy approved by Mountain 1st’s Board of Directors. This policy and the analysis process undertaken by management and the Board’s Asset/Liability Management Committee (“ALCO”) provides guidelines for limiting exposure to interest rate risk by placing limits on rate risk assumed via the existing structure of Mountain 1st’s balance sheet based on the results produced by Mountain 1st’s computer simulation. Mountain 1st’s policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, Mountain 1st has generally invested such funds in securities, primarily securities issued by U.S. governmental agencies, Government Sponsored Enterprises, mortgage-backed securities and municipal securities. The securities portfolio contributes to Mountain 1st’s earnings and plays an important part in overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, and asset/liability management (interest rate risk).

In reviewing the needs of Mountain 1st with regard to proper management of its asset/liability program, Mountain 1st’s management estimates its future needs, taking into consideration estimations of loan demand and deposit balances, forecasted interest rate changes, competition and a number of other factors. Several measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayments on loan and mortgage-backed securities, cash flows and maturities of other investment securities and loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

While Mountain 1st’s gap analysis at December 31, 2008 indicates that its balance sheet is generally asset sensitive, the results of computer simulation modeling at that date suggests minimal interest rate exposure under moderately increasing or decreasing interest rate scenarios. Under these scenarios, Mountain 1st’s net interest income would be expected to decrease no more than approximately 5%.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. Management believes that because interest rate gap analysis does not address all factors that can affect earnings performance, its practical usefulness in managing Mountain 1st’s interest rate risk is limited and it should be used in conjunction with other methods of evaluating interest rate risk.

The “Interest Rate Sensitivity Analysis” table, presented below, sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts are considered rate sensitive and are placed in the shortest period, while negotiable order of withdrawal or other transaction accounts and regular savings accounts have been evaluated and are deemed to be more stable sources that are less price elastic and are placed in the five year bucket. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates are used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans. The interest rate sensitivity of Mountain 1st’s assets and liabilities illustrated in the table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

On a cumulative basis, at December 31, 2008, Mountain 1st was asset sensitive for each time interval presented in the table. As stated above, certain shortcomings are inherent in the method of analysis presented in the table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that money market accounts are immediately sensitive to movements in rates, Mountain 1st expects that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets that are considered to be immediately sensitive. The same is true for all other interest bearing transaction accounts. Additionally, certain assets have features that restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, Mountain 1st places primary emphasis on its computer simulation model when managing its exposure to changes in interest rates. Mountain 1st does not normally make interest rate predictions, nor take significant risk based on potential changes in interest rate direction. Mountain 1st is currently asset sensitive, accordingly, should interest rates increase and all other factors remain stable, Mountain 1st’s earnings, margins and spreads would be positively impacted. The opposite would be true in a declining interest rate environment.

Interest Rate Sensitivity Analysis

(dollars in thousands)

	At December 31, 2008
	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Interest-earning assets:
Loans, excluding loans held for sale	$411,479	$20,220	$128,945	$19,212	$579,856
Investment securities	46,157	31,365	2,587	7,516	87,625
Interest-earning bank deposits	37	—	—	—	37

Total interest-earning assets	457,673	51,585	131,532	26,728	667,518

Interest-bearing liabilities
NOW Accounts	—	—	56,000	—	56,000
Savings deposits	—	—	76,899	—	76,899
Money market accounts	35,798	—	—	—	35,798
Time deposits under $100	91,225	91,203	5,415	—	187,843
Time deposits of $100 and greater	79,913	93,074	3,537	—	176,524
Federal funds purchased and securities sold under agreements to repurchase	1,372	—	—	—	1,372
Borrowings	48,000	—	—	—	48,000

Total interest-bearing liabilities	256,308	184,277	141,851	—	582,436

Interest sensitivity gap	$201,365	$(132,692)	$(10,319)	$26,728	$85,082

Cumulative interest sensitivity gap	$201,365	$68,673	$58,354	$85,082	$85,082

Cumulative interest sensitivity gap as a percent of total interest-earning assets	30.17%	10.29%	8.74%	12.75%	12.75%

Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	178.56%	115.59%	110.02%	114.61%	114.61%

LENDING ACTIVITIES

General

Mountain 1st provides to its customers a full range of short to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. Mountain 1st’s loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that Mountain 1st seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to Mountain 1st, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of Mountain 1st. Mountain 1st supplements its own supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners as well as by third party professionals experienced in loan review work. Mountain 1st has focused its portfolio lending activities on typically higher yielding commercial, construction and consumer loans. Mountain 1st also originates 1-4 family mortgages that are typically sold into the secondary market.

The following tables provide additional information regarding Mountain 1st’s loan portfolio as of December 31, 2008, 2007, 2006, 2005 and 2004. The “Loan Summary” table provides an analysis of the composition of the loan portfolio by type of loan. The “Loan Maturity Schedule” presents (i) the aggregate maturities or re-pricings of commercial, industrial and commercial mortgage loans and of real estate constructions loans and (ii) the aggregate amounts of such loans by variable and fixed rates for the same periods presented in the Loan Summary table.

Loan Summary (1)

(dollars in thousands)

	At December 31,
	2008		2007		2006		2005		2004
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Construction and development	$165,017	28.46%	$159,127	30.78%	$131,928	35.17%	$90,915	38.18%	$31,396	25.66%
1-4 family residential	117,835	20.32%	99,692	19.29%	68,427	18.24%	46,348	19.46%	23,791	19.44%
Multifamily	9,018	1.55%	5,768	1.12%	4,478	1.19%	2,343	0.98%	1,245	1.02%
Nonfarm, nonresidential	193,010	33.29%	164,940	31.91%	98,220	26.18%	61,190	25.70%	52,618	43.00%

Total real estate loans	484,880	83.62%	429,527	83.10%	303,053	80.78%	200,796	84.32%	109,050	89.12%
Commercial and industrial loans	88,471	15.26%	80,867	15.64%	64,946	17.31%	33,202	13.94%	10,575	8.64%
Consumer	6,505	1.12%	6,514	1.26%	7,182	1.91%	4,126	1.73%	2,739	2.24%

Total loans held to maturity	$579,856	100.00%	$516,908	100.00%	$375,181	100.00%	$238,124	100.00%	$122,364	100.00%

(1)	Excluding loans held for sale

Loan Maturity Schedule

(dollars in thousands)

	At December 31, 2008
	Due within one year	Due after one year but within five	Due after five years	Total
	Amount	Amount	Amount	Amount
By loan type:
Construction and development	$153,122	$8,901	$2,994	$165,017
1-4 family residential	93,503	21,506	2,826	117,835
Multifamily	3,445	5,573	—	9,018
Nonfarm, non residential	108,531	73,378	11,101	193,010

Total real estate loans	358,601	109,358	16,921	484,880
Commercial and industrial	69,975	16,523	1,973	88,471
Consumer	3,123	3,064	318	6,505

Total loans	$431,699	$128,945	$19,212	$579,856

By interest rate type:
Fixed rate loans	$24,914	$110,601	$17,923	$153,438
Variable rate loans	406,786	18,343	1,289	426,418

Total loans	$431,700	$128,944	$19,212	$579,856

Commercial and Industrial Loans

Commercial business lending is another component of Mountain 1st’s lending activities. At December 31, 2008, Mountain 1st’s commercial and industrial loan portfolio equaled $88.5 million or 15.3% as compared with $80.89 million or 15.6% of total loans at year end 2007. Commercial and industrial loans include both secured and unsecured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. Mountain 1st also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, Mountain 1st requires personal guarantees and secondary sources of repayment.

Commercial and industrial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans, as most commercial loan yields are tied to the prime rate index. Therefore, yields on most commercial loans adjust with changes in the prime rate.

Real Estate Loans

Real estate loans are originated for the purpose of purchasing, constructing or refinancing one- to four- family, multi- family and commercial properties, and for purposes unrelated to real estate taken as collateral. Mountain 1st offers fixed and adjustable rate options. Mountain 1st provides customers access to long-term conventional real estate loans through its mortgage loan department which makes FNMA and FHLMC conforming loans that are originated and sold to upstream correspondent banks on a flow basis generally within 30-45 days of closing.

Residential one- to four-family loans are classified into two categories: conforming loans, that are originated under the underwriting guidelines established by FNMA or FHLMC and which are generally sold into the secondary market as discussed above and nonconforming loans that are originated and retained in Mountain 1st’s loan portfolio. The terms “conforming” and “nonconforming” do not refer to credit quality, but rather to whether the loan is underwritten so that it can be readily sold in the secondary market. At December 31, 2008, loans held for sale amounted to $4.2 million while nonconforming loans held in Mountain 1st’s permanent portfolio amounted to $113.7 million in loans secured by first liens and $4.1 million secured by junior liens. Mountain 1st’s permanent residential mortgage loans are generally secured by properties located within Mountain 1st’s market area. Most of the one- to four-family residential mortgage loans that Mountain 1st makes are conforming loans and are sold within 30 days of closing to a correspondent bank. Mountain 1st originated loans totaling $97.1 million for sale into the secondary market during 2008. Mountain 1st receives fee income for each loan originated and sold. Mortgage origination activities resulted in aggregate noninterest income of $1.7 million, $2.3 million and $2.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. Mountain 1st anticipates that it will continue to be an active originator of residential loans. Nonconforming residential mortgage loans that are retained in Mountain 1st’s loan portfolio generally have rate terms of five years or less, with amortizations up to 25 years.

Mountain 1st has made, and anticipates continuing to make, commercial real estate loans. Commercial real estate loans amounted to $193.0 million at December 31, 2008. These loans are secured principally by commercial office buildings, owner occupied retail and commercial operations, storage and warehouse space, agricultural properties and a variety of other facilities used by commercial enterprises. Generally in underwriting commercial real estate loans, Mountain 1st requires the personal guarantee of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

Mountain 1st originates both commercial and one- to four- family residential construction loans. These include the construction of commercial buildings, infrastructure for residential developments, custom homes (where the home buyer is the borrower), pre-sold homes where the builder is the borrower and to a lesser degree speculative home construction projects. Mountain 1st generally receives a pre-arranged permanent financing commitment from an outside entity prior to financing the construction of pre-sold homes. Mountain 1st lends to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. Mountain 1st further endeavors to limit its construction lending risk through adherence to established underwriting procedures. Mountain 1st generally requires documentation for all draw requests and utilizes loan officers and third party vendors to inspect projects prior to honoring draw requests from builders. With few exceptions, Mountain 1st requires personal guarantees and secondary sources of repayment on construction loans. At December 31, 2008 construction and acquisition and development loans totaled $165.0 million or 28.5% of total loans.

Consumer Loans and Home Equity Lines of Credits.    Loans to individuals include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. Mountain 1st attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss. At December 31, 2008 home equity loans totaled $27.7 million or 4.8% of total loans while other consumer lending accounted for $6.5 million or 1.1% of outstanding loans.

Loan Approvals.    Mountain 1st’s loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans that Mountain 1st seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to Mountain 1st, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of

Mountain 1st. Mountain 1st supplements its own supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review analysis.

Responsibility for loan production rests with the Senior Commercial Lending Officer in each market. The responsibility for loan underwriting, loan processing and approval is with the Chief Credit Officer. The Board of Directors of Mountain 1st determines individual officer lending authority annually. Delegated authorities may include loans, letters of credit, overdrafts, uncollected funds and such other authority as determined by the Board of Directors. The President and Chief Credit Officer each have the authority to approve loans up to $2,000,000. The President in conjunction with the Chief Credit Officer and Chief Executive Officer comprise the Officer Loan Committee and may approve loans up to $4 million, which is the maximum staff lending limit set by the Board of Directors. The Board’s Loan Committee approves all loans in excess of the staff’s lending limit. The Board Loan Committee consists of the CEO, President, Chief Credit Officer and four outside directors as appointed by the Board of Directors of Mountain 1st. Mountain 1st’s legal lending limit was $9.9 million at December 31, 2008.

General Economic Lending and Real Estate Conditions.    One of the most challenging environments for the banking industry in decades came to the national forefront during 2007 and remained in the forefront through 2008. A number of markets across the country were already experiencing a marked downturn in real estate early in 2007. However, by midyear, the sub-prime mortgage debacle hit the country and the banking industry. This was followed in 2008 by a credit and liquidity crisis that affected many banks across the country. Fortunately, Mountain 1st was not as directly impacted by these events because Western North Carolina real estate markets have generally not been as harshly impacted as the national averages. 1st Financial believes that Mountain 1st’s markets in western North Carolina are generally strong, certainly compared with many other markets across the country. As discussed elsewhere herein, Mountain 1st, as with most community banks, has a concentration of loans secured by real estate. Management believes that prudent lending using real estate as collateral presents one of the most attractive lending opportunities available to community banks. However, with the current widespread downturn in real estate markets, management has undertaken actions it has deemed both prudent and available to maintain and enhance the strength of Mountain 1st’s real estate based loan assets. As early as two years ago, Mountain 1st’s lending on residential lots was curtailed based on the inflated pricing on some residential lots within the markets Mountain 1st serves. This along with increasing inventory of this product type in its markets prompted Mountain 1st to generally exit the residential lot lending space. In late 2006, management began to reduce exposure to new acquisition and development projects as a widespread downturn in real estate was becoming more evident. Several previously originated real estate development loans remain in Mountain 1st’s portfolio as they progress through their life cycle. However, lending on similar new projects along with most speculative building has been greatly curtailed. While 1st Financial believes that the steps taken to date will assist in strengthening the performance of Mountain 1st’s real estate loan portfolio, much of the performance of this portfolio is dependent upon the duration and depth of the current real estate downturn.

The more direct impact of these economic events on Mountain 1st has been a reduction in its net interest margin. Beginning effectively in the third quarter of 2007, the Federal Open Market Committee (FOMC) of the Federal Reserve Board, began reducing short term interest rates. Since September 2007, the FOMC decreased rates dramatically by 500 basis points. The unprecedented velocity of this decline in rates is expected to adversely impact Mountain 1st during 2009.

COMMITMENTS TO EXTEND CREDIT

In the ordinary course of business, Mountain 1st enters into various types of transactions that include commitments to extend credit that are not included in loans, net of allowance for loan losses, as presented on Mountain 1st’s balance sheets. Mountain 1st applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. Mountain 1st’s exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See Note 13 to Mountain 1st’s financial statements and the table above for “Contractual Obligations and Other Commitments.”

ASSET QUALITY

Mountain 1st considers asset quality to be of primary importance, and employs a formal internal loan review process to ensure adherence to the lending policy as approved by Mountain 1st’s Board of Directors. It is the responsibility of each loan officer to assign an appropriate risk grade to loans when originated. Credit Administration, through the loan review process, tests the accuracy of the initial risk grade assessment. In addition, as a given loan’s credit quality changes, it is the responsibility of Credit Administration to change the borrower’s risk grade accordingly. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to historical loan loss experience, the value and adequacy of collateral, economic conditions in Mountain 1st’s market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.

Mountain 1st ’s policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following a thorough review and timely collection efforts. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized and probable losses are considered in the determination of the allowance for loan losses.

Over the course of the past two years, credit quality at a number of banks across the country has deteriorated as real estate markets have been hit with slowing sales and declining prices. Fortunately, the markets in which Mountain 1st operates have not experienced such dramatic downturns. Although real estate prices in western North Carolina have shown a downward trend, they have been relatively stable over the past year. The longer the current real estate market downturn persists, the more vulnerable sales volume and prices become. Management believes that Mountain 1st ’s loan portfolio currently remains strong. However, a future scenario of protracted real estate market problems, especially if they become more severe, could produce portfolio underperformance as compared to the first four and one half years of Mountain 1st’s existence.

NONPERFORMING ASSETS

Mountain 1st’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on non-accrual basis. Loans are accounted for on a non-accrual basis when management has serious concerns about the collectability of principal or interest. Generally, Mountain 1st’s policy is to place a loan on non-accrual status when the loan becomes 90 days past due or when management is uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Payments received on non-accrual loans generally are applied to principal first, and then to interest after all principal payments have been satisfied. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferrals of interest or principal, have been granted due to the borrower’s weakened financial condition. Mountain 1st accrues interest on restructured loans at the restructured rate when management anticipates that no loss of original principal will occur. Potential problem loans are defined as loans currently performing that are not included in non-accrual or restructured loans, but are loans that management has concerns as to the borrower’s ability to comply with present repayment terms. These loans could deteriorate to non-accrual, past due or restructured loans status. Therefore, management quantifies the risk associated with problem loans in assessing the adequacy of the allowance for loan losses. At December 31, 2008 Mountain 1st had $645 thousand of foreclosed real estate and $1.4 million of repossessed personal property. At December 31, 2008 and 2007, Mountain 1st had approximately $10 million and $1.3 million respectively in nonaccruing loans. Approximately $1 million of these totals were represented by one commercial real estate parcel with an appraised value in excess of $3 million on which Mountain 1st holds the first lien. Management expects full collection of this loan upon release of Mountain 1st’s collateral from the bankruptcy court which currently controls this collateral. At year end 2006, Mountain 1st had a total of $611 thousand in nonperforming loans, all of which had been placed on non-accrual status at that time. The following table summarizes Mountain 1st’s nonperforming assets at December 31, 2008, 2007, 2006, 2005 and 2004.

Nonperforming Assets

(dollars in thousands)

	At December 31,
	2008	2007	2006	2005	2004
Nonaccrual loans	$10,008	$1,342	$611	$—	$—
Loan past due 90 or more days and still accruing interest	—	—	—	—	—
Restructured loans	798	—	—	—	—

Total nonperforming loans	10,806	1,342	611	—	—
Repossessed assets	1,423	—	5	—	—
Other real estate owned	645	—	—	—	—

Total nonperforming assets	$12,874	$1,342	$616	$—	$—

Allowance for loan losses	$9,013	$7,571	$5,765	$3,652	$1,840
Nonperforming loans to period end loans, excluding loans held for sale	1.86%	0.26%	0.16%	—%	—%
Allowance for loan losses to period end loans, excluding loans held for sale	1.55%	1.46%	1.54%	1.53%	1.50%
Nonperforming assets as a percentage of:
Loans and other real estate	2.22%	0.26%	0.16%	—%	—%
Total assets	1.82%	0.22%	0.13%	—%	—%
Ratio of allowance for loan losses to nonperforming loans	0.70%	564.16%	943.54%	n/a	n/a

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Management increases the allowance for loan losses by provisions charged to operations and by recoveries of amounts previously charged off. The allowance is reduced by loans charged off. Management evaluates the adequacy of the allowance at least quarterly which is then reviewed and approved by the Board of Directors after making any changes as may be required. In evaluating the adequacy of the allowance, management considers the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors derived from Mountain 1st’s limited history of operations. In addition, regulatory agencies, as an integral part of their examination process, periodically review Mountain 1st’s allowance for loan losses and may require it to make adjustments to the allowance for loan losses based upon judgments different from those of Mountain 1st’s management.

Management uses a risk-grading system, as described under “ASSET QUALITY,” to facilitate evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers and reviewed and tested by Credit Administration and external loan review processes. The testing program includes an evaluation of a sample of new loans, large loans, loans that are identified as having potential credit weaknesses, accruing loans past due 90 days or more, and non-accrual loans. Mountain 1st strives to maintain its loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of Mountain 1st’s market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies.

Mountain 1st follows a loan review program designed to evaluate the credit risk in its loan portfolio. Through this loan review process, an internally classified watch list is maintained that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquency status. As a result of this process, loans with a higher than standard risk profile are categorized as watch, OAEM, (Other Assets Especially Mentioned — loans not placed on the watch list and not classified, but that may contain potentially unsatisfactory characteristics), substandard, doubtful or loss, and reserves are allocated based on management’s judgment and historical experience.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the collection of the debt. They are characterized by the distinct possibility that Mountain 1st will sustain some losses if the deficiencies are not corrected. A specific reserve based on the estimation of loss within each credit classified as substandard is allocated to such loans. Loans classified as “doubtful” are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. As with substandard loans, specific reserves are allocated to these credits. Such reserve allocations average approximately 50% of doubtful loans. Loans classified as “loss” are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, Mountain 1st also categorizes loans based upon risk grade and loan type, assigning an allowance allocation based upon each category.

Significant growth in Mountain 1st’s loan portfolio has been the primary reason for increases in Mountain 1st’s allowance for loan losses and the resultant provisions for loan losses necessary to provide for those increases. This growth has been spread among Mountain 1st ’s major loan categories, with the mix of major loan categories being relatively consistent. The percentage of each major category of loans as a percentage of total loans outstanding for the past five years is illustrated in the afore-mentioned “Loan Summary” table. During 2008, Mountain 1st experienced $5.1 million in loan losses, of which $29 thousand was recovered during the year. Charge offs are typically recognized when it is the opinion of management that all or a portion of an outstanding loan becomes uncollectible. Examples of loans which may be deemed uncollectible are credits whose principal and interest payments are past due, and/or when the fair market value of underlying pledged collateral is less than the outstanding loan balance and the borrower is not meeting contractual obligations. Loan repayment may be realized through a contractual agreement, or through liquidation of assets pledged as collateral. Mountain 1st’s allowance for loan losses at December 31, 2008 totaled $9.0 million representing 1.55 percent of total loans outstanding, excluding loans held for sale. At December 31, 2007, this total was $7.6 million or 1.46 percent.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. Management makes specific allowances that are allocated to certain individual loans and pools of loans based on risk characteristics, as discussed below. At December 31, 2008, a portion of Mountain 1st’s allowance was unallocated to specific credits or specific classes of loans. This unallocated portion of the allowance has been provided due to a number of unknown factors that management believes could potentially pose future general portfolio risks beyond those identified by means of specific allocations. These risks include but are not limited to the relative lack of seasoning of Mountain 1st’s portfolio, the significant growth of the loan portfolio in a relatively short time, continued growth, development and demands on the credit administration function since inception of Mountain 1st, potential risks associated with the concentration of real estate loans within the portfolio and significant uncertainties within the general domestic economy and to a lesser degree, in the local economies in which Mountain 1st conducts its operations.

While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while management believes that it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing Mountain 1st’s portfolio, will not require adjustment to the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect Mountain 1st’s financial condition and results of operations. The following table presents the allocation of the allowance for loan losses at the end of each of the last five years. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown.

Allocation of the Allowance for Loan Losses

(dollars in thousands)

	At December 31,
	2008		2007		2006		2005		2004
	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)
Construction loans	$3,481	28.46%	$2,528	30.78%	$2,042	35.17%	$1,279	38.18%	$471	25.66%
1-4 family residential	1,942	20.32%	1,191	19.29%	815	18.24%	469	19.47%	187	19.44%
Multifamily	51	1.55%	81	1.12%	76	1.19%	29	0.98%	19	1.02%
Nonfarm, nonresidential	1,729	33.29%	2,400	31.91%	1,277	26.18%	835	25.70%	790	43.00%

Total real estate loans	7,203	83.62%	6,200	83.10%	4,210	80.78%	2,612	84.33%	1,467	89.12%
Commercial and industrial loans	1,550	15.26%	1,073	15.64%	928	17.31%	610	13.94%	199	8.64%
Consumer	65	1.12%	70	1.26%	80	1.91%	50	1.73%	24	2.24%
Unallocated	195	—	228	—	547	—	380	—	150	—

Total loans	$9,013	100.00%	$7,571	100.00%	$5,765	100.00%	$3,652	100.00%	$1,840	100.00%

(1)	Percent of loans in each category to total loans

The following table summarizes information regarding changes in Mountain 1st’s allowance for loan losses for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

Loan Loss and Recovery

(dollars in thousands)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Total loans outstanding at the end of the period (1)	$579,856	$516,908	$375,181	$238,124	$122,364

Average loans outstanding during the period (1)	$567,560	$445,976	$308,049	$178,642	$75,629

Allowance for loan losses at the beginning of the period	$7,571	$5,765	$3,652	$1,840	$1,840
Provision for loan losses	6,520	3,390	2,396	1,812	—
Loans charged off	5,107	1,597	288	—	—
Recoveries on loans previously charged off	29	13	5	—	—

Allowance for loan losses at the end of the period	$9,013	$7,571	$5,765	$3,652	$1,840

Ratios:
Net charge-offs as a percent of average loans	0.89%	0.36%	0.09%	—%	—%
Allowance for loan losses as a percent of period end loans (1)	1.55%	1.46%	1.54%	1.53%	1.50%

(1)	Excluding loans held for sale

INVESTMENT ACTIVITIES

Mountain 1st’s portfolio of investment securities consists primarily of debt instruments of U.S. government agencies or of Government Sponsored Enterprises, and mortgage-backed securities. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale (AFS) and carried at fair value, with any unrealized gains or losses reflected as an adjustment to stockholders’ equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. Securities for which Mountain 1st has the ability and intent to hold the securities to maturity are classified as held to maturity securities (HTM). HTM securities are carried at amortized cost. It is Mountain 1st’s policy to classify most investment securities as available for sale. The following table summarizes investment securities by type at December 31, 2008, 2007 and 2006.

Investment Securities Composition

(dollars in thousands)

	At December 31,
	2008	2007	2006
Available for sale
U.S. Government Agencies	$15,426	$14,284	$2,974
Government-sponsored enterprises	2,000	11,046	36,096
Mortgage backed securities	69,375	35,785	42,140

Total investment securities	$86,801	$61,115	$81,210

	At December 31,
	2008	2007	2006
Held to Maturity
State and political subdivisions	$824	$—	$—

The following table summarizes the amortized costs, fair values and weighted average yields of securities at December 31, 2008, by contractual maturity groups.

Investment Securities

(dollars in thousands)

	At December 31, 2008
	Amortized Cost	Fair Value	Yield (1)
Available for sale
U.S. Government agencies:
Due within one year	$—	$—	—%
Due after one but within five years	723	715	3.21%
Due after five but within ten years	6,805	6,655	2.13%
Due after ten years	8,301	8,056	4.03%

	15,829	15,426	3.18%

Government-sponsored enterprises:
Due within one year	2,000	2,000	2.81%
Due after one but within five years	—	—	—%
Due after five but within ten years	—	—	—%
Due after ten years	—	—	—%

	2,000	2,000	2.81%

Mortgage backed securities:
Due within one year	—	—	—%
Due after one but within five years	—	—	—%
Due after five but within ten years	—	—	—%
Due after ten years	69,762	69,375	4.88%

	69,762	69,375	5.62%

Total securities available for sale
Due within one year	$2,000	$2,000	2.81%
Due after one but within five years	723	715	3.21%
Due after five but within ten years	6,805	6,655	2.13%
Due after ten years	78,063	77,431	4.79%

Total investment securities	$87,591	$86,801	4.53%

(1)	Yields are calculated based on amortized cost

	At December 31, 2008
	Amortized Cost	Fair Value	Yield (1)
Held to Maturity
State and political subdivisions
Due within one Year	$51	$51	3.30%
Due after one but within five years	257	259	4.28%
Due after five but within ten years	516	521	5.26%

	$824	$831	4.83%

Mountain 1st does not engage in, nor does it presently intend to engage in, securities trading activities and therefore does not maintain a trading account. At December 31, 2008, there were no securities of any issuer

(other than governmental agencies or Government Sponsored Enterprises) that exceeded 10% of Mountain 1st’s stockholders’ equity.

SOURCES OF FUNDS

Deposit Activities

Mountain 1st provides a range of deposit services, including noninterest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts, IRAs and certificates of deposit. These accounts generally earn interest at rates established by management based on asset/liability planning, earnings budgets, competitive market factors and management’s desire to increase or decrease certain types or maturities of deposits. Management believes that one of the primary keys to the long-term success of Mountain 1st is the acquisition of demand deposit accounts and other transaction accounts. Accordingly, Mountain 1st strives to establish relationships with customers which will facilitate and attract core deposits. While certificates of deposit are certainly a significant component in the funding of Mountain 1st, management endeavors to utilize these instruments as an entrée into a full relationship with each customer resulting in a complete banking relationship inclusive of the customer’s transaction accounts.

As noted previously, during the fourth quarter of 2008, management initiated the use of brokered certificates of deposit as a supplemental source of funding. Management elected to begin to utilize wholesale funding to avoid the steep increase in funding costs associated with unusually high premiums being paid on CDs within Mountain 1st’s local markets. Such unusual premiums have emanated from a disruption of normalized CD pricing resulting from liquidity shortfalls experienced by some larger financial institutions. Management believes that this situation stems from the disruption of the secondary mortgage and credit markets and the inability of larger institutions to generate liquidity from commercial paper markets and from the securitization and sale of financial assets.

The following table summarizes the average balances outstanding and average interest rates for each major category of deposits for the years ended December 31, 2008 and 2007.

Deposit Mix

(dollars in thousands)

	For the Year Ended December 31, 2008			For the Period Ended December 31, 2007
	Average Amount	% to Total Deposits	Average Rate	Average Amount	% to Total Deposits	Average Rate
Interest-bearing deposits:
NOW Accounts	$56,257	10.21%	0.99%	$51,401	10.66%	1.70%
Money Market	31,649	5.74%	2.63%	16,715	3.47%	2.99%
Savings	68,173	12.37%	2.47%	50,662	10.51%	2.93%
Time deposits under $100	172,900	31.38%	3.87%	158,257	32.82%	5.28%
Time deposits of $100 or greater	164,137	29.79%	4.09%	152,903	31.71%	5.19%

Total interest-bearing deposits	493,116	89.49%	3.34%	429,938	89.17%	4.45%
Noninterest-bearing deposits	57,885	10.51%	—%	52,220	10.83%	—%

Total deposits	$551,001	100.00%	3.34%	$482,158	100.00%	4.45%

The following table presents information regarding maturities of certificates of deposit with balances of $100,000 or more at December 31, 2008.

Maturities of Time Deposits of $100,000 or More

(dollars in thousands)

	At December 31, 2008
	Amount	Average Rate
Maturing in:
Three months or less	$79,913	3.34%
Over three months to six months	65,281	3.28%
Over six months to twelve months	27,793	3.41%
Over twelve months	3,537	4.19%

Total	$176,524	3.35%

RECENT ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 to 1st Financial’s Financial Statements on page F-1 for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

INFLATION AND OTHER ISSUES

Because Mountain 1st’s assets and liabilities are primarily monetary in nature, the effect of inflation on its assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, management believes its financial results are influenced more by Mountain 1st’s ability to react to changes in interest rates and general economic conditions impacting the creditworthiness of customers than directly by inflation.

Except as discussed in this Management’s Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on Mountain 1st’s liquidity, capital resources or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

CRITICAL ACCOUNTING POLICIES

Allowance for Loan Losses.    Mountain 1st’s most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of Mountain 1st’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. If the mix and amount of future loan write-offs differ significantly from those assumptions used in making a determination, the allowance for loan losses and resultant provisions for loan losses could materially impact Mountain 1st’s financial position and results of operations. For further discussion of the allowance for loan losses and a detailed description of the methodology used in determining the adequacy of the allowance, see the sections of this discussion titled “Asset Quality” and “Analysis of Allowance for Loan Losses” and Note 1 to the financial statements contained in this Annual Report.

Off-Balance Sheet Arrangements.    Except as discussed in Note 13 of 1st Financial’s Financial Statements with regard to committed, unfunded lines of credit, Mountain 1st does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures about Market Risk is set forth above under the caption “Asset/Liability Management.”

At and for the Three Months Ended March 31, 2009 and 2008

Critical Accounting Policies

Allowance for Loan Losses.    1st Financial’s most significant critical accounting policy is the determination of Mountain 1st’s allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of 1st Financial’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. If the mix and amount of actual future loan losses differ significantly from those assumptions used in making a determination, the allowance for loan losses and resultant provisions for loan losses could materially impact 1st Financial’s financial position and results of operations. For further discussion of the allowance for loan losses and a detailed description of the methodology used in determining the adequacy of the allowance, see the sections of this discussion titled “Asset Quality” and “Analysis of Allowance for Loan Losses” and Note 1 to the audited financial statements for the year ended December 31, 2008 contained in 1st Financial’s filing on Form 10-K.

Off-Balance Sheet Arrangements.    1st Financial does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be expected to be considered material to investors.

General Economic Conditions

Throughout most of its history, Mountain 1st has operated in an environment of rising interest rates. However, during the last four months of 2008, the Federal Reserve’s Federal Open Market Committee (FOMC) began to dramatically reduce short term interest rates in response to a weakening economy. Heretofore, management had structured 1st Financial’s balance sheet to be relatively interest rate neutral within a normal band of interest rate fluctuations from 100 to 200 basis points up or down. However, the Federal Reserve has elected to reduce rates in an extreme fashion that is unprecedented in recent history. As a result, the slightly asset sensitive bias maintained by 1st Financial since its inception has become more pronounced as rates have rapidly fallen over the past nine or ten months. Since the first drop in rates in late September 2007, rates have decreased 425 basis points (4.25%). Approximately seventy-three percent (73%) of 1st Financial’s loan portfolio are variable rate loans. The rates on these loans dropped further and faster than did the costs associated with 1st Financial’s deposits. As a result, 1st Financial’s net interest margin declined substantially during 2008. 1st Financial’s net interest margin averaged 4.01% during 2007 while the 2008 net interest margin fell to 3.24% as a result of the falling rate environment. As a result of the declining interest rate environment the net interest margins fell to 3.25% and 3.36%, respectively, for the three month periods ended March 31, 2009 and 2008, respectively. As 1st Financial’s CD portfolio re-prices over the next several months, management expects 1st Financial’s net interest margin to improve somewhat. However, due to the low absolute level of rates currently being experienced and unusually high CD rates within our local markets, we anticipate margin compression to continue throughout the remainder of 2009. We think this will likely prevent margins from expanding to 2007 levels until interest rates once again begin to rise.

Overview

1st Financial’s primary market area is located in the mountain region of southwestern North Carolina and predominately encompasses the Asheville/Hendersonville MSA. The principal business sectors in this region include service companies directly or indirectly linked to tourism which is the largest economic driver of the region, small to mid-sized manufacturing companies, real estate development, particularly relating to the ongoing growth of the area as a retirement and second home destination, the arts and crafts industry and to a lesser degree, agriculture.

Mountain 1st believes that its current base of business is relatively well diversified as is the general economic base of the region as a whole. The only concentration identified by management within Mountain 1st’s lending portfolio is in loans secured by real estate. At March 31, 2009, loans collateralized by real estate comprise approximately 83.0% of Mountain 1st’s total loan portfolio. This total includes $161.7 million in loans classified as construction or acquisition and development and $192.0 million in loans classified as commercial real estate, representing 27.4% and 32.6%, respectively of the total portfolio. Management believes that concentration risk within this sector of the loan portfolio is mitigated by the mix of different types of real estate held as collateral. These include residential, multifamily and commercial properties.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries, geographic regions and loan types, management monitors exposure to credit risk from other lending practices such as loans with high loan-to-value ratios. In prior quarters, management had determined that Mountain 1st had a concentration of real estate loans that exceeded the regulatory guidelines for loan-to-value ratios. As a result, management determined to reduce this risk factor within the loan portfolio. At December 31, 2008 and March 31, 2009, loans exceeding regulatory loan to value guidelines had been reduced to 55.0% and 62.7%, respectively, of risk-based capital, well below the regulatory threshold of 100% of capital.

Recently, banking regulators have continued to issue guidance to banks concerning their perception of general risks levels associated with higher concentrations of commercial real estate loans (“CRE”) as a proportion of total loans and as a percentage of capital within bank loan portfolios. It remains management’s understanding that regulatory interpretations of this guidance would not necessarily prohibit future growth for banks with concentrations of CRE, however, additional monitoring and risk management procedures are likely to be required for portfolios with higher levels of CRE and additional CRE lending may also be curtailed. Management has continued efforts to refine enhanced monitoring systems pertaining to Mountain 1st’s CRE portfolio, with particular emphasis on construction and acquisition and development lending which comprises a material portion of Mountain 1st’s CRE portfolio. In addition to continued enhanced monitoring of this portion of the loan portfolio, management has curtailed lending to new acquisition and development projects and anticipates this component of the portfolio to decline substantially over time.

Mountain 1st has experienced growth of approximately 1.4% during the first three months of 2009. However, overall growth has now been purposely slowed in response to uncertainties with respect to the national economy, national and local real estate markets, the domestic interest rate environment and global currency markets. A sizeable portion of our outstanding loans were attributable to a relationship that has been established with Live Oak Bank, a de novo state chartered bank in eastern North Carolina. Mountain 1st has worked with this bank during its organization phase to originate loans to their existing customers and has agreed to sell these loans back to the new institution once they began operations. At March 31, 2009, such loans had been reduced from a high of over $80 million to approximately $33 million. Management had anticipated the entire transfer of these loans would commence in the second quarter of 2008 and be completed by the end of the fourth quarter. However, it is now expected that will be allowed to retain these loans indefinitely. It is anticipated that this will be an ongoing relationship and that Mountain 1st will continue to participate in the lending activities of Live Oak on a regular basis.

1st Financial’s primary source of revenue is derived from interest income produced through traditional banking activities such as generating loans and earning interest on securities. Additional sources of income are derived from fees on deposit accounts and from mortgage origination services. Deposit and loan growth as well as expansion of Mountain 1st’s branch network have continued to be management’s primary goals to date. It is expected that expansion of 1st Financial’s geographic footprint will continue to be a primary focus for the foreseeable future. However, as discussed above, management has slowed the growth of Mountain 1st’s core loan portfolio in response to current economic trends. We expect a considerably slower growth rate over the next four to six quarters as the duration and depth of the current economic slowdown becomes more ascertainable.

In its first four years of operation, fifteen full-service branch offices have been opened. Management’s business plan has been predicated upon the relatively rapid growth and establishment of an initial branch network within 1st Financial’s primary delineated market area. As a part of this growth strategy, management expects to continue to open new branch offices to augment the current branch network over at least the next two years while continuing to grow existing branches and markets. Additionally, management has begun to consider other avenues for expansion in addition to de novo branching. Assuming the effective execution of 1st Financial’s current strategies, management expects its anticipated growth and expansion to have a favorable long-term impact on 1st Financial’s profitability and shareholder value. However, management does expect such growth to constrain near-term earnings in and of itself and also presents unique managerial challenges. It remains management’s opinion that attaining an above average growth rate while continuing to grow earnings is a sound and achievable business plan which should enhance 1st Financial’s overall franchise value over time. To that end, 1st Financial recently executed a definitive merger agreement with AB&T as described in Note 6 of this report.

Maintaining sound asset quality is another key focal point for 1st Financial as it grows. To date, 1st Financial has been able to maintain favorable asset quality ratios. However as a result of the current economic environment, Mountain 1st experienced an increase in nonperforming assets (nonaccruing loans and accruing loans past due 90 or more days) during the first quarter. This development is further discussed under the heading Asset Quality below. The business of lending to small businesses and consumers carries with it significant credit risks, which must be continually managed. Management monitors asset quality and credit risk on an ongoing basis and fully expects to experience credit losses in the future. While it is management’s goal to minimize credit losses to the extent possible, as 1st Financial’s loan portfolio continues to grow and season, management expects loan losses to increase. Management continues to engage third party consultants to assist in monitoring and evaluating the quality of the portfolio.

Financial Overview

1st Financial experienced continued asset growth during the three months of 2009. At March 31, 2009, 1st Financial’s assets totaled $716.9 million compared to $707.1 million on December 31, 2008, an increase of $9.8 million or 1.39%. As discussed previously, management has proactively slowed overall growth in response to current economic conditions. However, in addition to the current anticipated merger with AB&T, we do expect to continue to grow both existing retail offices as well as selectively adding new offices as opportunities to do so arise. Investment securities decreased by $891 thousand or 1.0%, from $87.6 million at December 31, 2008 to $86.7 million at March 31, 2009. During the first three months of 2009, gross loans increased by $5.7 million, or 0.97% from $584.0 million on December 31, 2008 to $589.7 million at March 31, 2009. During the same period, deposits decreased slightly to $589.4 million on March 31, 2009 compared with $591.0 million at the end of 2008. The increase in loans was the major factor in 1st Financial’s increase in total borrowings which increased by $11.0 million, or 22.9% from $48.0 million at December 31, 2008 to $59.0 million at March 31, 2009. Management’s goal remains to attain overall balanced growth of 1st Financial’s balance sheet to the extent possible. At March 31, 2009, net loan growth had out paced deposit growth by $7.3 million, principally as a result of the loans currently being warehoused for Live Oak Bank as discussed elsewhere in this discussion. 1st Financial’s loan to asset ratio decreased slightly to 82.3 % from 82.6% at December 31, 2008, which is slightly above management’s targeted range of 75% to 82%. Excluding loans warehoused for Live Oak, the ratio of loans to assets would have been 77.7%.

During the first quarter of 2009, 1st Financial’s net income decreased $414 thousand or 52.5% as compared with the same period during 2008. The primary causal factor of this decline was the severe decline in Mountain 1st’s net interest margin as a result of the dramatic reduction in short term interest rates orchestrated by the Federal Reserve beginning in the fourth quarter of 2008. As compared with Mountain 1st’s net interest margin in the first quarter of 2009, Mountain 1st’s margin for the same period in 2008 declined by more than 11 basis points. Management expects margins to remain depressed over the remainder of 2009. Margin compression based on the current low rate environment and the unusually high CD rates being paid by competitors within Mountain 1st’s markets are expected to limit the recovery of Mountain 1st’s margins until markets settle further and/or short term interest rates begin to rise. Basic and diluted earnings per share totaled $0.02 for the first quarter of 2009. This compares with $0.16 and $0.15 respectively for the first quarter of 2008.

Investments

1st Financial maintains a portfolio of investment securities as part of its asset/liability and liquidity management programs which emphasize effective yields and maturities to match its needs. The composition of the investment portfolio is examined periodically and appropriate realignments are initiated to meet liquidity and interest rate sensitivity needs for 1st Financial.

Held to maturity securities are bonds, notes and debentures for which 1st Financial has the positive intent and ability to hold to maturity and which are reported at cost, adjusted by premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. Investments in held to maturity securities at March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009		December 31, 2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Municipal securities	$807	$813	$824	$831

Available for sale securities are reported at fair value and consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as held to maturity securities. Investments in available for sale securities at March 31, 2009 and December 31, 2008 are as follows (dollars in thousands):

	March 31, 2009
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale
U.S. Government agencies	$14,394	$—	$359	$14,035
Government-sponsored enterprises	3,023	1	—	3,024
Mortgage backed securities	68,749	385	266	68,868

	$86,166	$386	$625	$85,927

	December 31, 2008
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale
U.S. Government agencies	$15,829	$—	$403	$15,426
Government-sponsored enterprises	2,000	—	—	2,000
Mortgage backed securities	69,762	224	611	69,375

	$87,591	$224	$1,014	$86,801

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of stockholders’ equity. Realized gains and losses on the sale of available for sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held to maturity and available for sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses. To date 1st Financial has experienced no declines in the value of securities that were considered to be other than temporary in nature.

The following table details unrealized losses and related fair values in 1st Financial’s available for sale investment securities portfolio. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2009 (dollars in thousands).

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$5,923	$141	$8,612	$218	$14,535	$359
Mortgage backed securities	24,371	250	1,207	16	25,578	266

Total temporarily impaired securities	$30,294	$391	$9,819	$234	$40,113	$625

Seventeen individual securities were in a continuous unrealized loss position for twelve months or more at March 31, 2009. All unrealized losses on investment securities are considered by management to be temporary in nature. Given the credit ratings on these investment securities, the short duration of the individual securities, and 1st Financial’s ability and intent to hold these securities to maturity, these securities are not considered to be permanently impaired.

Loans

Net loans outstanding (excluding loans held for sale) were $575.5 million on March 31, 2009, compared to $570.8 million on December 31, 2008, an increase of $4.7 million or 0.82%. The major components of loans on the balance sheet at March 31, 2009 and December 31, 2008 are illustrated in the following table (dollars in thousands):

	March 31, 2009	December 31, 2008
Real estate:
Construction and development	$161,736	$165,017
1-4 family residential	123,284	117,835
Multifamily	7,718	9,018
Nonfarm, nonresidential	192,032	193,010

Total real estate	484,770	484,880
Commercial and industrial loans	93,886	88,471
Consumer	6,629	6,505

	585,285	579,856
Allowance for loan losses	(9,766)	(9,013)

	$575,519	$570,843

Management expects that loan growth will be more muted during the remainder of 2009 as a result of the economic uncertainties expected to persist for at least the duration of 2009.

Deposits

One of the primary goals for 1st Financial is to increase non-CD deposits as a percentage of total deposits. By so doing, management believes this will enhance both the profitability and franchise value of 1st Financial and will further solidify the banking relationships of Mountain 1st’s customer base. Beginning the first half of 2008, significant progress has been made toward this goal. At March 31, 2009, approximately 59.4% of Mountain 1st’s total deposits were comprised of CDs. At the same date one year ago, that percentage amounted to 61.2%. Total deposits on March 31, 2009 were $589.4 million compared to $591 million on December 31, 2008, a decrease of $1.6 million or 0.28%. Demand deposits decreased $2.2 million or 3.7% during the three months of 2009, to end the period at $55.8 million while NOW accounts increased by $753 thousand or 1.3%.

Through the first three months of 2009, savings account balances increased by $4.6 million or 6.0% to end the period at $81.5 million compared to $76.9 million at December 31, 2008. Money market account balances increased by $9.4 million or $26.3% for the three months ended March 31, 2009 to end the period at $45.2 million, compared to $35.8 at December 31, 2008. Certificates of deposit decreased during the first three months of 2009, decreasing $14.2 million or 3.9%.

Certificates under $100 thousand remained relatively static while jumbo CDs decreased $14.3 million or 8.1%. 1st Financial’s DDA to total deposit ratio decreased slightly from 9.8% at December 31, 2008 to 9.5% at March 31, 2009 while 1st Financial’s CD to total deposit ratio decreased to 59.4% from 61.7% during the same period.

Borrowings

As of March 31, 2009, 1st Financial had total borrowings of $60 million compared to $49.4 million at December 31, 2008, an increase of $10.6 million or 21.5%. During the first quarter of 2009, Mountain 1st entered into a borrowing arrangement through the Federal Reserve Bank’s (FRB) discount window which offered more advantageous rates than the Federal Homeloan Bank of Atlanta (FHLB). Consequently, the $48.0 million in borrowings at the FHLB at December 31, 2008 were replaced by advances from the FRB’s discount window. These advances totaled $59.0 million at March 31, 2009. Securities sold under agreements to repurchase balances were $966 thousand at March 31, 2009, down from $1.1 million at December 31, 2008. As discussed previously, 1st Financial has entered into a relationship with Live Oak Bank to warehouse a portion of their loan production. Mountain 1st has relied primarily upon wholesale funding sources to fund these loans. At March 31, 2009 these loans totaled approximately $33.1 million and accounted for the majority of the usage of the outstanding borrowings.

Stockholders’ Equity

Principally as a result of 1st Financial’s earnings for the first three months of 2009, stockholders’ equity increased to $63.1 million or approximately 8.8% of total assets at March 31, 2009 as compared to $62.6 million or 8.9% of total assets at December 31, 2008. A $363 thousand increase in unrealized losses on available for sale securities (net of income taxes) and a $207 thousand decrease resulting from the payment of our preferred dividend were the other primary factors contributing to the change in stockholders’ equity.

Plans are also being formed as to the form and amount of an additional equity infusion. Given the state of equity markets currently, a capital raise during the next six months is expected to be limited. Management currently anticipates any such capital raising effort which could occur in the next twelve months to range between $5 million to $10 million. While management expects any capital raise conducted any time in the future to be successfully completed, it should be noted that if additional equity cannot be generated, this could adversely affect the rate of future growth of 1st Financial.

Although an initial annual cash dividend was paid on common stock during the first quarter of 2008, management expects 1st Financial to maintain an above average growth rate for the foreseeable future. Therefore, it is anticipated that future cash dividends on common stock, if any, will continue to be nominal and that the majority of 1st Financial’s earnings will be retained to support expected growth. No cash dividends, other than those required on the preferred stock issued under TARP have been declared to date during 2009. The actual capital amounts and ratios for 1st Financial and Mountain 1st at March 31, 2009 are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Required		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
March 31, 2009
Total Capital (to Risk-Weighted Assets)
Company	$70,282	12.59%	$44,664	8.00%	$55,829	10.00%
Bank	$64,981	11.64%	$44,662	8.00%	$55,828	10.00%
Tier I Capital (to Risk-Weighted Assets)
Company	$63,269	11.33%	$22,332	4.00%	$33,498	6.00%
Bank	$57,968	10.38%	$22,331	4.00%	$33,497	6.00%
Tier I Capital (to Average Assets)
Company	$63,269	8.93%	$28,340	4.00%	$35,425	5.00%
Bank	$57,968	8.18%	$28,340	4.00%	$35,425	5.00%

Asset Quality

The provision for loan losses charged to operations during the first three months of 2009 totaled $2.3 million, while net charge offs during the period amounted to $1.6 million, resulting in a net increase in the allowance for loan losses of $753 thousand to $9.8 million or 1.67% of period end loans, excluding loans held for sale at March 31, 2009. The increase in the loan loss allowance was due to an increase in delinquencies in the loan portfolio. At March 31, 2009, 1st Financial had approximately $11.8 million in loans 30 to 90 days delinquent, non-accruing loans totaling $11.8 million, $2.2 million in foreclosed assets and $44 thousand in repossessed personal property. At March 31, 2009, there were no loans past due over 90 days and still accruing interest. Management has taken what it believes to be a relatively aggressive stance on identifying problems with credits and placing them on non-accruing status relatively early in its evaluation process. As a result, non-performing assets increased during the first quarter. Management has evaluated these credits and their ultimate collectibility and believes that any potential losses which may be incurred on these credits in the future are manageable and are incorporated into its analysis of the adequacy of Mountain 1st’s existing allowance for loan losses.

Impaired Loans.    Loans for which it is probable that the ultimate payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan,” (SFAS 114). The fair value of impaired loans is estimated using one of several methods including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investment in such loans. At March 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Collateral values for impaired loans are estimated using Level 2 inputs based on independent appraisals. At March 31, 2009, impaired loans totaled $11.8 million. Allocations within Mountain 1st’s allowance for loan losses specifically ascribed to these individual loans totaled $2.9 million in the aggregate.

Credit loss experience for the three months ended March 31, 2009 and 2008 is presented below (dollars in thousands).

Loan Loss and Recovery

	For the Three Months Ended March 31,
	2009	2008
Balance at beginning of the period	$9,013	$7,571
Provision for loan losses	2,305	685
Charge-offs	—	—
Construction and development	918
1-4 family residential	539	—
Multifamily	—	—
Nonfarm, non residential	—	—

Total real estate	1,457	—
Commercial	89	7
Consumer	7	—

Total charge-offs	1,553	7
Recoveries
Construction and development	—	—
1-4 family residential	1	—
Multifamily	—	—
Nonfarm, non residential	—	—

Total real estate	1	—
Commercial		1
Consumer	—	3

Total recoveries	1	4

Net charge-offs	1,552	3
Balance at end of period	$9,766	$8,253

Average loans, excluding loans held for sale	$580,831	$537,847

Period end loans, excluding loans held for sale	$585,285	$561,919

Net charge-offs to average loans, excluding loans held for sale	0.27%	0.00%

Allowance for loan losses to period end loans, excluding loans held for sale	1.67%	1.47%

The level of the allowance for loan losses is established based upon management’s evaluation of portfolio composition, current and projected national and local economic conditions and results of independent reviews of the loan portfolio by internal and external examination. Management recognizes the inherent risk associated with commercial and consumer lending, including whether or not a borrower’s actual results of operations will correspond to those projected by the borrower when the loan was funded; economic factors such as the number of housing starts and fluctuations in interest rates; possible depression of collateral values; and completion of projects within the original cost and time estimates. As a result, management continues to actively monitor 1st Financial’s asset quality and lending policies. Management currently believes that its loan portfolio is diversified so that a downturn in a particular market or industry will not have a crucially material impact on the loan portfolio as a whole or 1st Financial’s financial condition. However, given the current conditions observed within real estate markets in other parts of the country, no assurances can be given that if local real estate markets undergo similar conditions, potential losses sustained by 1st Financial may not be material.

Based on its current evaluation and upon data presently available, management believes that 1st Financial’s allowance for loan losses is adequate.

Results of Operations

Three Months Ended March 31, 2009 compared to the Three Months Ended March 31, 2008

Net income for the first quarter of 2009 totaled $375 thousand or $0.02 per basic weighted average share and diluted share compared to $789 thousand or $0.16 per basic share and $0.15 per diluted share for the three months ended March 31, 2008 representing a decrease of $414 thousand or 52.5%. Interest income for the first quarter of 2009 totaled $8.7 million while interest expense totaled $3.2 million, resulting in net interest income of $5.5 million for the quarter. This compares to the same period in 2008 when interest income totaling $10.3 million, combined with interest expense of $5.2 million, resulted in net interest income of $5.1 million. The decline in interest income quarter over quarter is attributable to the decline in 1st Financial’s net interest margin, which decreased from 3.36% for the three months ended March 31, 2008 to 3.25% for the three months ended March 31, 2009.

Provisions for loan losses for the quarter totaled $2.3 million compared to $685 thousand for the same period in 2008. Due to fluctuations in net income resulting from varying growth rates and differing marginal tax rates between 2009 and 2008, management uses a non-GAAP measure, pre-tax, pre-provision income, to provide a more comparable view of earnings. During the first quarter of 2009, pre-tax, pre-provision income totaled $2.7 million with provision for loan losses amounting to $2.3 million and tax expense totaling $34 thousand. This compares to $1.9 million, $685 thousand and $432 thousand, respectively for the same period in 2008, resulting in an increase in pre-tax, pre-provision income of $808 thousand or 42.4%.
Noninterest income for the quarter amounted to $1.6 million and was comprised primarily of fees generated from mortgage origination activities of $417 thousand and service charges on deposit accounts of $502 thousand. This compares favorably with the first quarter of 2008 during which time 1st Financial generated noninterest income of $1.4 million, of which $579 thousand was generated through mortgage origination activities and $511 thousand resulted from fees and service charges on deposit accounts. Noninterest income for the three months ended March 31, 2009 also included $142 thousand from increases in the cash surrender value of bank-owned insurance policies and $387 thousand in realized gains from the sale of investment securities. Noninterest expense amounted to $4.4 million during the quarter, comprised of compensation expense totaling approximately $2.3 million which accounts for 52.3% of noninterest expenditures. Marketing and advertising expenses during the quarter totaled $166 thousand, which declined by $113 thousand or 40.5% from the same quarter in 2008. Data processing and telecommunication expense amounted to $257 thousand or 5.8% of noninterest expense for the period while occupancy expense increased to $388 thousand or 8.8%. Income tax expense for the quarter ended March 31, 2009 totaled $34 thousand compared to $432 thousand for the same period in 2008.

The following tables illustrate 1st Financial’s yield on earning assets and cost of funds for the three months period ending March 31, 2009 and 2008.

Average Balances and Net Interest Income

(Dollars in thousands)

	For the Three Months Ended March 31,
	2009			2008
	Average Balance	Interest Income/ Expense(2)	Average Rate (1)(3)	Average Balance	Interest Income/ Expense(2)	Average Rate (1)(3)
Interest-earning assets:
Loans, including loans held for sale	$583,734	$7,797	5.34%	$542,983	$9,542	7.03%
Investment securities	90,677	908	4.01%	58,441	733	5.02%
Federal funds sold	4,006	2	0.20%	—	—	0%
Interest-earning cash deposits	29	—	0.15%	35	—	3.65%

Total interest-earning assets	678,446	8,707	5.13%	601,459	10,275	6.83%

Noninterest-earning assets:
Cash and due from banks	10,144			9,543
Property and equipment	7,038			6,737
Interest receivable and other	12,873			8,777

Total noninterest-earning assets	30,055			25,057

Total assets	$708,501			$626,516

Interest-bearing liabilities:
NOW accounts	55,207	54	0.39%	53,104	179	1.35%
Money markets	37,225	155	1.67%	29,063	202	2.78%
Savings deposits	78,695	289	1.47%	58,213	419	2.88%
Time deposits	353,028	2,639	2.99%	340,110	4,069	4.79%
Federal funds purchased/repurchase agreements	1,453	3	0.83%	13,556	123	3.63%
Borrowings	59,707	50	0.33%	26,264	226	3.44%

Total interest-bearing liabilities	585,315	3,190	2.18%	520,310	5,218	4.01%

Noninterest-bearing liabilities:
Demand deposits	60,957			52,852
Interest payable and other	4,238			6,361

Total noninterest-bearing liabilities	65,195			59,213

Total liabilities	650,510			579,523
Stockholders’ equity	57,991			49,633

Total liabilities and stockholders’ equity	$708,501			$629,156

Net interest income and interest rate spread		$5,517	2.95%		$5,057	2.82%

Net yield on average interest-earning assets			3.25%			3.36%

Ratio of average interest-earning assets to average interest-bearing liabilities	115.91%			115.60%

(1)	Annualized
(2)	Interest income includes deferred loan fees
(3)	For amounts under $1 yields are calculated using actual interest income and actual average asset totals not rounded values

The following tables illustrate the impact of changes in both rate and volume on the net interest income realized by 1st Financial for the three month periods ending March 31, 2009 and 2008.

Volume and Rate Variance Analysis

(dollars in thousands)

		For the Three Months Ended March 31,
	2009 vs. 2008			2008 vs. 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate(1)	Volume(1)	Total	Rate(1)	Volume(1)	Total
Interest Income:
Loans, including loans held for sale	(2,549)	804	(1,745)	(845)	2,380	1,535
Investment securities	(105)	280	175	34	(283)	(249)
Federal funds sold	—	2	2	(1)	(1)	(2)
Interest-earning cash deposits	—	—	—	—	—	—

Total interest income	(2,654)	1,086	(1,568)	(812)	2,096	1,284

Interest expense:
NOW accounts	(125)	—	(125)	6	(7)	(1)
Money markets	(141)	94	(47)	14	108	122
Savings deposits	(520)	390	(130)	—	74	74
Time deposits	(1,586)	156	(1,430)	(224)	653	429
Federal funds purchased and securities sold under agreements to repurchase	(60)	(60)	(120)	(14)	34	20
Borrowings	(8)	(168)	(176)	—	226	226

Total interest expense	(2,440)	412	(2,028)	(218)	1,088	870

Net increase in net interest income	$(214)	$674	$460	$(594)	$1,008	$414

(1)	The changes for each category of income and expense are divided between the portion of change attributable to the variance in rate or volume for that category. The amount of change that cannot be separated is all allocated to each variance proportionately.

Interest Sensitivity and Liquidity

One of the principal duties of 1st Financial’s Asset/Liability Management Committee is management of interest rate risk. 1st Financial regularly utilizes computer simulation modeling to assess 1st Financial’s overall interest rate risk. The results of this modeling are then used to evaluate the possible need for adjustment of the duration of assets and/or liabilities and to implement strategies to accomplish such adjustments. The Committee reviews and approves comprehensive risk management strategies as well as significant individual transactions executed to modify 1st Financial’s interest rate risk profile. Historically, management has viewed the maintaining of near neutral interest rate risk within a 100 basis point up or down band to be optimal. As a result of the current compressed margin environment, 1st Financial’s asset sensitivity increased which in turn adversely impacted our net interest margin and consequently net income. Management believes that this situation will moderate as 1st Financial’s CD portfolio continues to reprice downward. However, some residual impact of the recent significant decrease in rates is expected to linger for at least a portion of the remainder of 2009. In addition to management of interest rate risk, another function of the Asset/Liability Committee is evaluating the current liquidity of 1st Financial and identifying and planning for future liquidity needs. Such needs primarily consist of insuring sufficient liquidity to meet current or expected needs for deposit withdrawals and the funding of investing activities, principally the making of loans and purchasing of securities. Liquidity is provided by cash flows from maturing investments, loan payments and maturities, federal funds sold, and unpledged investment securities. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates of deposit and borrowings from the FRB discount window and the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity. In addition, 1st Financial has established various credit facilities to provide additional liquidity if and as needed. These include unsecured lines of credit with correspondent banks totaling $26.0 million and secured lines of credit of $5.0 million. At March 31, 2009, there were no outstanding balances on any of these credit facilities. 1st Financial’s on balance sheet liquidity ratio was 7.0% at March 31, 2009. Management considers this ratio to be adequate to meet known or anticipated liquidity needs based upon our abundant off balance sheet liquidity, through the FHLB and FRB discount window borrowing availability.

INFORMATION ABOUT AB&T

Business

General.    Alliance was incorporated on September 7, 2004, as a North Carolina-chartered commercial bank. Alliance opened for business on September 8, 2004 at 285 West Main Avenue, Gastonia, North Carolina. As of December 31, 2008, Alliance operates a commercial branch facilities at 412 South Dekalb Street, Shelby, North Carolina, 2227 Union Branch Road, Gastonia, North Carolina, 209 South Battleground Avenue, Kings Mountain, North Carolina, and its main and administrative office at 292 West Main Avenue, Gastonia, North Carolina. Alliance operates for the primary purpose of serving the banking needs of individuals and small to medium-sized businesses in its market area. Alliance offers a range of banking services including checking and savings accounts, commercial, consumer and personal loans, and other associated services.

On May 22, 2007, Alliance’s shareholders approved a plan of corporate reorganization under which Alliance became a wholly-owned subsidiary of AB&T, which was organized for that purpose by Alliance’s Board of Directors. AB&T’s authorized common stock is 11,000,000 shares with $1.00 par value per share and its original authorized preferred stock is 1,000,000 shares with no par value. Pursuant to the reorganization, AB&T issued shares of its common stock in exchange for all of the common shares of Alliance outstanding on May 14, 2008. The consolidated financial statements include the accounts of the AB&T as the parent company and AB&T’s wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

AB&T applied and was approved for participation in the “TARP” Capital Purchase Program in late 2008. On January 23, 2009, AB&T issued and sold to the United States Treasury (1) 3,500 shares of the AB&T’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and (2) a warrant to purchase 80,153 shares of the AB&T’s common stock for an aggregate purchase price of $3.5 million in cash. The preferred stock qualifies as Tier 1 capital.

Primary Market Area.    AB&T’s primary market area (“PMA”) consists of Gaston and Cleveland Counties in North Carolina. The PMA has a population of over 300,000 with an average median household income of over $39,000.

Services.    Alliance’s banking operations are primarily retail-oriented and directed toward small- to medium-sized businesses and individuals located in its banking markets. Alliance derives the majority of its deposits and loans from customers in its banking markets, but also makes loans and has deposit relationships with commercial and consumer customers in areas surrounding its immediate banking markets. Alliance provides most traditional commercial and consumer banking services, but its principal activities are taking demand and time deposits and making commercial and consumer loans. Alliance’s primary source of revenue is the interest income it derives from lending activities.

Lending Activities.    Alliance is focused on serving the financial needs of small- to medium-sized businesses and individuals within its target market areas. Alliance’s primary business services are focused on loans for a wide variety of purposes. These include commercial, commercial real estate, construction, equipment, working capital, lines of credit, mortgage, home equity, vehicle and other types of loans for business, individual and household purposes. Alliance also provides commercial loans for various purposes in association with, or with guarantees from, the U.S. Small Business Administration. Alliance’s loan portfolio is heavily secured by a variety of commercial and consumer real estate, primarily located in its target market areas. Alliance believes its loan portfolio is reflective of its local market in both industry mix and collateral type. Alliance prefers that commercial real estate taken as primary collateral serve as the primary location of the operations of the borrower’s business. This is not always the case, however, when there is sufficient financial capacity to support other types of real estate loans. Alliance provides loans on both secured and unsecured bases and with both variable and fixed rates. Variable rate loans accounted for approximately 76% of the loan balances outstanding at March 31, 2009, while fixed rate loans accounted for approximately 24% of the balances.

Alliance has established loan policies and procedures including thorough underwriting guidelines. These policies govern its lending operations and address the types of loans that it seeks, the target markets it pursues, its underwriting criteria and collateral requirements, loan terms and conditions, interest rate and yield considerations, and compliance with both the letter and intent of all banking laws and regulations. All loans are subject to established approval authorities, procedures, and exposure limitations based on Alliance’s legal lending limit and portfolio mix considerations. Alliance’s legal lending limit review procedures consider the borrower’s total outstanding indebtedness to Alliance, including any indebtedness as a guarantor. All loan policies are reviewed and approved annually by Alliance’s Board of Directors.

COMMERCIAL LOANS.    Alliance has focused its portfolio lending activities on typically higher yielding commercial loans. It makes commercial loans for a wide variety of purposes in its targeted market areas including revolving lines of credit and other working capital loans, equipment and vehicle loans, term loans, and unsecured business loans. Such loans allow businesses to carry accounts receivable, build and maintain inventory, purchase capital equipment, provide for business expansion, or provide short-term working capital, among other business purposes. Commercial loans tend to carry more risk than most other loan types. This is because the lending bank is dependent on the business’s success to provide funds to repay such debts. Alliance strives to insulate itself from business and economic risks by monitoring the types of businesses it finances, the types of collateral it accepts, and by employing stringent underwriting standards. Alliance also prefers to secure the majority of its business loans with hard assets such as real estate, which can provide fallback support of loan principal in the case of a business slowdown or other negative economic event. Alliance’s policies require careful review of current financial statements, detailed analysis of business activities, and thorough review of the borrower’s ability to generate sufficient cash flows to service any loan. In addition, Alliance typically requires that all principals of business enterprises personally guarantee such loans. As of March 31, 2009, Alliance had approximately $50.5 million in commercial loans outstanding.

COMMERCIAL REAL ESTATE LOANS.    Alliance makes a wide variety of commercial real estate loans, preferring to concentrate on financing properties that house the operations of the borrower’s business. Alliance makes loans for general and medical offices, warehouses, light manufacturing facilities, and other properties. These loans may be made for either existing properties or may be commercial construction loans. Alliance also makes land development loans and loans to acquire land and build presold and speculative offices and other commercial property types. Alliance makes residential construction loans to reputable residential builders in its targeted market areas. As with other types of commercial loans, Alliance’s policies require careful reviews of real estate loan requests, detailed underwriting, and regular monitoring of construction loan progress. Alliance seeks out construction loan business and will accommodate credit-worthy customers when such requests meet its underwriting standards. Alliance’s loan portfolio is heavily secured by commercial real estate that it views as reflective of its target market area. Alliance believes when properly underwritten, secured and monitored, commercial real estate loans can be a profitable segment of its loan portfolio. As of March 31, 2009, Alliance had approximately $43.1 million in commercial real estate loans outstanding and $28.2 million in construction loans outstanding.

RESIDENTIAL REAL ESTATE LOANS.    Alliance is involved in making fixed and adjustable rate mortgage loans secured by residential properties. It focuses on conventional loans that qualify for sale into the secondary market. Alliance does not directly fund any permanent residential first mortgage loans but instead uses associations with unaffiliated third-party mortgage companies for this purpose. In this way, Alliance does not undertake the market risk associated with long-term, fixed-rate residential mortgages. Alliance’s strategy with respect to residential mortgage lending is to generate non-interest income from mortgage banking activities originated by its representatives through such unaffiliated third-party mortgage companies.

LOANS TO INDIVIDUALS AND HOME EQUITY LINES OF CREDIT.    Alliance makes a variety of loans to individuals for personal and household purposes. These loans can be for automobiles and light trucks, home improvement, open- and closed-end home equity loans, and may be secured or unsecured. Alliance has established consumer loan policies and procedures including specific underwriting guidelines and compliance procedures to address the proper review and approval of these types of loans. Although its primary lending thrust is to provide for business credit needs, Alliance will necessarily continue to make loans to individuals for purposes considered desirable per its loan policies and to serve the banking needs of the communities in which it operates As of March 31, 2009, Alliance had approximately $7.7 million in loans for home equity purposes and $0.7 million in loans for other purposes.

CREDIT CARDS.    Alliance offers credit cards on an agency basis as an accommodation to its customers. The cards are underwritten, approved and issued by a correspondent bank. Alliance assumes none of the underwriting, interest rate or collection risk associated with the issuance of such credit card products.

LOAN PARTICIPATIONS.    From time to time Alliance considers loan requests from credit-worthy clients that, on their face or when combined with loans already on Alliance’s books, would exceed Alliance’s legal lending limit. If Alliance approves such loans, the approvals are conditioned on its satisfactory sale of a portion of the loan to one or more correspondent banks. If Alliance sells a loan participation, that portion of the loan is sold without recourse. The correspondent bank which purchases a loan participation is responsible for its own underwriting and determination as to whether the loan offered for sale is acceptable to it. When a loan is sold to a correspondent bank, Alliance typically retains all servicing rights to the loan. In such situations, Alliance is careful to protect both its interests and those of the correspondent bank. In addition to selling loan participations from time to time, Alliance occasionally purchases portions of loans from its correspondent banks. Alliance typically prefers to sell rather than buy loan participations, but will consider the purchase of loan participations where its own underwriting and review of such loans meets its policy requirements. Loan participations, whether sold or purchased, are regularly monitored by Alliance’s Chief Credit Officer for performance and compliance with its loan policies and procedures. At March 31, 2009, we had approximately $13.1 million in loan participations sold and approximately $5.8 million in loan participations purchased.

LENDING AUTHORITY.    Alliance has established policies and procedures for delegating lending authority to its lenders based on their skills and abilities, experience in its marketplace, and their familiarity and compliance with its loan policies and procedures. Lending authorities may be segmented for individual officers, providing specific limits for secured, unsecured, individual and household loan types. In addition, lending authority is required to approve deposit account overdrafts and uncollected funds. Alliance’s President and Chief Credit Officer make loan authority recommendations to the Loan Committee of the Board of Directors. The Loan Committee takes such recommendations under advisement and assigns lending authority limits to officers. The respective lending authorities of Alliance’s President and Chief Credit Officer are reviewed annually by the Board of Directors. The Board of Directors must approve any changes to the lending authority of the President or Chief Credit Officer. Alliance’s policy stipulates that no lender may operate outside of his or her personal lending authority at any time. Additionally, Alliance has established a management loan committee which meets twice weekly and is comprised of the President, Chief Credit Officer and our most senior lending officers. Any loan requests that would cause Alliance’s exposure to any lending relationship to exceed an aggregate threshold must be brought before and approved by the management loan committee. Loans having support from a majority of the members of the management loan committee as well as either the President or Chief Credit Officer will be approved.

Deposit Activities.    Alliance’s deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts, and certificates of deposit. Alliance monitors its competition in order to keep the rates paid on its deposits at a competitive level.

Recent Developments.    At June 30, 2008, total deposits in AB&T’s PMA exceeded $3.5 billion. In the fourth quarter 2008, the PMA reported moderate levels of unemployment (10.2% in Gaston County and 10.7% in Cleveland County) compared to lower state and national averages (7.7% and 6.6%, respectively). The leading economic components of Gaston and Cleveland Counties are manufacturing, services and retail trade. The largest employers in AB&T’s PMA include Caromont Health, Gaston County Schools, Wal-Mart Distribution Center, Wix Filtration Corp., Pharr Yarns, Sara Lee Corp., Cleveland Regional Medical Center, PPG Industries, Freightliner, Gaston County Administration and Gardner-Webb University.

Competition.    Commercial banking in North Carolina is extremely competitive, as North Carolina long has permitted statewide branching. In its market area, Alliance competes directly for deposits with other commercial banks, savings and loan associations, agencies issuing U. S. Government securities, and all other organizations and institutions engaged in money market transactions. In its lending activities, Alliance competes with all other financial institutions as well as consumer finance companies, mortgage companies, and other lenders that do business in its PMA. The most recent data for the AB&T’s PMA indicates that there are 90 offices of commercial banks and savings institutions (58 in Gaston County and 32 in Cleveland County).

Employees.    Alliance currently employs 31 full-time employees and one part-time employee. None of these employees are covered by a collective bargaining agreement. AB&T believes Alliance’s relations with its employees to be good.

Properties.    The following table sets forth the location of Alliance’s banking offices or properties, as well as certain information relating to these properties to date.

Office Location	Year Opened	Approximate Square Footage	Owned or Leased
Administrative Office 292 W. Main Ave. Gastonia, NC 28052	2006	10,000	Owned

Gastonia Office 2227 Union Rd. Gastonia, NC 28054	2008	2,737	Owned

Shelby Branch 412 S. DeKalb St. Shelby, NC 28150	2006	3,800	Owned

Kings Mountain Branch 209 South Battleground Ave. Kings Mountain, NC 28086	2008	2,650	Leased

Proposed Branch King Street Kings Mountain, NC 28086	NA	NA	NA

Proposed Branch 405 Beatty Drive Mt Holly, NC 28120	NA	NA	NA

Legal Proceedings.    There are no pending legal proceedings to which either AB&T or Alliance is a party, or of which any of their properties are subject, other than routine litigation that is incidental to their business.

Consolidated Financial Statements

AB&T’s audited consolidated financial statements as of and for the year ended December 31, 2008, and Alliance’s audited financial statements as of and for the years ended December 31, 2007 and 2006, and AB&T’s unaudited consolidated interim statements of condition, statements of income, and statements of cash flows, as of and for the three-month period ended March 31, 2009 and Alliance’s unaudited interim statements of condition, statements of income, and statements of cash flows, as of and for the three-month period ended March 31, 2008, are included in this Joint Proxy Statement/Prospectus under the caption “Consolidated Financial Statements of AB&T Financial Corporation” on page F-    .

Beneficial Ownership of Capital Stock

As of December 31, 2008, the shareholders identified in the following table beneficially owned more than 5% of AB&T’s common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Financial Stocks Capital Partners IV, LP(1) 507 Carew Tower 441 Vine Street Cincinnati, OH, 45202	225,250	8.41

Franklin Mutual Advisors, LLC 101 John F. Kennedy Parkway Short Hills, NJ, 07078-2789	226,100	8.44

Hot Creek Ventures 3, L.P.(2) 6900 S. McCarran Blvd., Ste. 3040 Reno, Nevada, 89509	169,500	6.90

(1)	A Schedule 13G filed with the FDIC, concerning shares of Alliance acquired prior to Alliance’s holding company reorganization, indicates that this company is the holder of the shares. The Schedule 13G also indicates that Finstocks Capital Management IV, LLC is the general partner of the company, and that Steven N. Stein and John M. Stein control Finstocks Capital Management IV, LLC, so that this general partner and these individuals also may be deemed beneficial owners of these shares.
(2)	A Schedule 13G filed with the FDIC, concerning shares of Alliance acquired prior to Alliance’s holding company reorganization, indicates that this company is the holder of the shares. The Schedule 13G also indicates that Hot Creek Capital, L.L.C., is the general partner of the company, and that David M.W. Harvey is the principal member of Hot Creek Capital, L.L.C., so that this general partner and this individual also may be deemed beneficial owners of these shares.

As of December 31, 2008, the beneficial ownership of AB&T’s common stock, by directors individually, and by directors and executive officers as a group, was as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Kenneth Appling Forest City, NC	46,468		1.74
Daniel C. Ayscue Gastonia, NC	14,875		0.56
Joseph H. Morgan Shelby, NC	28,523	(3)	1.18
Wayne F. Shovelin Gastonia, NC	65,192	(4)	2.43
David W. White Shelby, NC	48,125	(5)	2.99
All Directors and Executive Officers as a group (5 persons) (13)	203,183		8.90

(1)	Except as otherwise noted, to the best knowledge of AB&T’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Mr. Appling — 38,068 shares; and Mr. White — 47,500 shares.
(2)	The calculation of the percentage of class beneficially owned by each individual and the group is based, in each case on the sum of (i) a total of 2,678,205 outstanding shares of common stock and (ii) options to purchase shares of common stock which are exercisable within 60 days of the date of December 31,2008.
(3)	Includes 6,023 shares held by a business entity controlled by Mr. Morgan.
(4)	Includes 7,876 shares owned individually by Mr. Shovelin’s spouse.
(5)	Includes 11,875 shares held by an entity controlled by Mr. White.

Directors

AB&T’s bylaws provide that its Board shall consist of between five (5) and seven (7) members divided into three classes in as equal number as possible. Such classes shall be elected to staggered three (3) year terms. The Board has set the number of directors of the Company at five (5). There is currently one vacancy on the Board. This vacancy was created by the resignation of director G. William Sudyk on November 20, 2008.

Name and Age	Position Held	Director Since/Term Expires	Principal Occupation and Business Experience During Past 5 Years
Kenneth Appling (47)	Director	2008/2009	President, Appling Boring Company, Forest City, NC, 1987-present (commercial pipe installation and horizontal boring)

Joseph H. Morgan (44)	Director	2008/2010	President, J. Morgan Company, Shelby, NC, 1983-present (plastic recycling company)

Wayne F. Shovelin (64)	Director, Chairman	2008/2009	President & CEO, CaroMont Health/Gaston Memorial Hospital, Gastonia, NC, 1976-present

David W. White (58)	Director	2008/2011	President, White Investments of Shelby, LLC, Shelby, NC, 1988-present (real estate development/management)

Appointment of AB&T’s Directors as Directors of 1st Financial.    The Agreement provides that, immediately after the merger is completed, 1st Financial’s Board of Directors will increase its number of members and select Mr. Wayne F. Shovelin and one additional member of AB&T’s Board, provided they remain directors of AB&T immediately before the closing of the merger, to serve as directors of 1st Financial for terms of office extending to the next annual meeting of 1st Financial’s shareholders at which its directors are elected. At that meeting, one director will be nominated for election to a three-year term, and one will be nominated for election to a two-year term, on 1st Financial’s Board of Directors. Continued service of these directors will be subject to their reelection. 1st Financial is still considering which members of AB&T’s board it plans to appoint in addition to Mr. Shovelin. For their services as directors, 1st Financial’s outside directors currently receive fees of $400 for attendance at Board meetings, and fees ranging from $100 to $200 for attendance at meetings of Board committees. AB&T currently pays each of its directors $300 per Board meeting attended with an additional $200 per Board meeting paid to the Chairman of the Board for each Board meeting attended. In addition, directors receive $150 per committee meeting attended with an additional $50 per committee meeting attended by the committee chairman. (See “Information About 1st Financial — Directors’ Compensation” on page     , and “Information About AB&T — Directors’ Compensation” on page     .)

Director Compensation

The following table presents a summary of all compensation paid by AB&T to its non-employee directors for their service as such during the year ended December 31, 2008.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Kenneth Appling	$2,900	$16,780	—	$19,680
Joseph H. Morgan	$2,700	$7,574	—	$10,274
Wayne F. Shovelin	$5,500	$16,571	—	$22,071
David W. White	$2,700	$13,035	—	$15,735

(1)	Calculated in accordance with FAS 123R. At December 31, 2008, the following option awards were outstanding: Mr. Appling — 37,890 shares; Mr. Morgan — 19,982 shares; Mr. Shovelin — 45,865 shares; and Mr. White — 34,145 shares.

Board Fees.    Non-employee directors received cash compensation for attendance at meetings of the Board and committee meetings during 2008. As of December 31, 2008, each director received $300.00 and the chairperson received $500.00 per board meeting attended. Each director received $150.00 and the chairperson received $200.00 per committee meeting attended.

2005 Nonstatutory Stock Option Plan.    The shareholders of Alliance approved the Alliance Bank & Trust Company 2005 nonstatutory stock option plan for directors at the 2005 annual meeting of shareholders. Following this approval, options to purchase 133,845 (as adjusted for the 5-for-4 stock split effected in the form of a 25% stock dividend in May 2006) shares of Alliance’s common stock were made available for issuance to members of Alliance’s Board of Directors under the nonstatutory plan. In connection with the reorganization of Alliance into the holding company form of organization which resulted in the creation of AB&T financial corporation, the 2005 nonstatutory plan was adopted by AB&T and options under that plan were converted into options to purchase shares of AB&T’s common stock. At AB&T’s 2008 annual meeting, the shareholders approved the adoption of an amendment to the nonstatutory plan whereby an aggregate of 133,910 shares were added to the original 133,845 shares then reserved under the nonstatutory plan. At December  31, 2008, 243,911 options had been granted under the nonstatutory plan.

Executive Officers

Set forth below is certain information regarding the AB&T’s Executive Officers.

Name	Age	Position with Bank	Business Experience
Daniel C. Ayscue	43	President and Chief Executive Officer	Group Vice President of Corporate Lending, SouthTrust Bank. Commenced banking career in 1990. Active member of the Gaston County Chamber of Commerce subcommittee, The Public/Private Partnership.

Matthew J. Triplett	37	Senior Vice President, Chief Credit Officer and Market Executive Shelby	Vice President and Commercial Account Manager, SouthTrust Bank. Commenced banking career in 1995 as a loan development officer in Shelby.

Eric Dixon	46	Senior Vice President, Senior Commercial Lender and Market Executive Gastonia	Vice President of Lending, SouthTrust Bank. Twenty-plus years in banking.

Executive Compensation

Summary.    The following table shows cash and certain other compensation paid to or received or deferred by G. William Sudyk, Daniel C. Ayscue, Matthew J. Triplett and Eric Dixon for services rendered in all capacities during 2008. No other current executive officer of AB&T received compensation for 2008 which exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary		Bonus		Option Awards (1)		Non-Equity Incentive Plan Compensation		Nonqualified Deferred Compensation Earnings		All Other Compensation (2)		Total
G. William Sudyk (3), Former President and CEO	2008 2007	$ $	154,696 152,409	$ $	0 0	$ $	8,394 8,862	$ $	0 48,517	$ $	0 0	$ $	26,319 20,055	$ $	189,409 229,843

Daniel C. Ayscue, President and CEO	2008 2007	$ $	132,792 117,408	$ $	0 0	$ $	13,149 7,929	$ $	0 29,972	$ $	0 0	$ $	27,887 17,327	$ $	173,828 172,636

Matthew J. Triplett, Senior Vice President	2008 2007	$ $	95,982 87,599	$ $	0 0	$ $	8,236 5,597	$ $	0 12,994	$ $	0 0	$ $	23,715 15,463	$ $	127,933 121,653

Eric Dixon, Senior Vice President	2008 2007	$ $	105,924 99,609	$ $	0 0	$ $	8,236 5,597	$ $	0 14,523	$ $	0 0	$ $	25,414 15,872	$ $	139,574 135,898

(1)	Calculated in accordance with FAS 123R.
(2)	Includes 401(k) contributions and the dollar value of premiums paid on behalf of the named officer for group term life, health and dental insurance. In addition to compensation paid in cash, Alliance’s executive officers receive certain personal benefits. However, the aggregate value of such non-cash benefits received by Messrs. Sudyk, Ayscue, Triplett and Dixon did not exceed $10,000.
(3)	On September 2, 2008, AB&T announced the departure of G. William Sudyk as president and CEO of AB&T and Alliance. At that time, Daniel C. Ayscue assumed the duties of President and CEO.

Employment Agreements.    Alliance has entered into employment agreements with Daniel C. Ayscue as its President and Chief Executive Officer, Matthew J. Triplett as a Senior Vice President and Eric Dixon as a Senior Vice President. The employment agreements establish the duties and compensation of each of the officers and provide for the officers’ continued employment with Alliance. The Employment Agreements provide for an initial term of employment of one year, with provisions for one year extensions on each anniversary of the date of execution. They also provide that each officer may be terminated for “cause” (as defined in the Employment Agreements) by Alliance, and may otherwise be terminated by Alliance (subject to vested rights) or by each officer.

The Employment Agreements provide for annual base salary to be reviewed by the Board of Directors not less often than annually. In addition, the Employment Agreements provide for discretionary bonuses, participation in other pension and profit-sharing retirement plans maintained by Alliance on behalf of its employees, as well as fringe benefits normally associated with the officers’ respective offices or made available to all other employees.

The Employment Agreements provide that in the event of a “termination event” within eighteen months after a change in control of Alliance the employee shall be able to terminate the agreement and receive 299% of his base amount of compensation. A “termination event” will occur if (i) the employee is assigned any duties or responsibilities that are inconsistent with his position, duties, responsibilities or status at the time of the change in control or with his reporting responsibilities or title with Alliance in effect at the time of the change in control; (ii) the employee’s annual base salary rate is reduced below the annual amount in effect as of the change in control; (iii) the employee’s life insurance, medical or hospitalization insurance, disability insurance, stock option plans, stock purchase plans, deferred compensation plans, management retention plans, retirement plans or similar plans or benefits being provided by Alliance to the employee as of the date of the change in control are reduced in their level, scope or coverage, or any such insurance, plans or benefits are eliminated, unless such reduction or elimination applies proportionately to all salaried employees of Alliance who participated in such benefits prior to the change in control; or (iv) the employee is transferred to a location outside of Gastonia, North Carolina in the case of Messrs. Ayscue and Dixon and Shelby, North Carolina in the case of Mr. Triplett, without the employee’s express written consent. A change in control of Alliance will occur if (i) any individual or entity, directly or indirectly, acquires beneficial ownership of voting securities or acquires irrevocable proxies or any combination of voting securities and irrevocable proxies, representing 50% or more of any class of voting securities or Alliance, or acquires control in any manner of the election of a majority of the directors of Alliance; (ii) Alliance is consolidated or merged with or into another corporation, association or entity where Alliance is not the surviving corporation; or (iii) all or substantially all of the assets of Alliance are sold or otherwise transferred to or are acquired by any other corporation, association or other person, entity or group. The Employment Agreements also provide for restrictions on each officer’s right to compete with Alliance for a period of one year after termination of employment. Such noncompete restrictions do not apply if the officer is terminated with cause. In the event, the employee’s employment is terminated and the employee is not entitled to any further benefits, the Employment Agreements provide that the employee shall continue to receive salary compensation for an additional twelve months provided the employee abides by the noncompete restrictions. If after the expiration of the noncompete restrictions, the employee has not obtained new employment with another financial institution, Alliance shall pay the employee as additional compensation his regular salary until he secures new employment or the expiration of six months, whichever is earlier. As of December 31, 2008, the value of the lump sum payment that would have been payable to Messrs. Ayscue, Triplett and Dixon upon the occurrence of a “change in control” followed by a termination event would have been approximately $397,048, $286,987 and $316,711 respectively. It is a condition of closing that Mr. Ayscue agree, and Messrs. Triplett and Dixon have agreed, to waive any change in control payments that would be due as a result of the merger.

2005 Incentive Stock Option Plan.    At Alliance’s 2005 Annual Meeting, the shareholders approved the adoption of the Alliance Bank & Trust Company 2005 Incentive Stock Option Plan, which provides for the issuance of incentive stock options, as defined in Section 422 of the Internal Revenue Code (the “Code”). In connection with the reorganization of Alliance into the holding company form of organization which resulted in the creation of the Company, the 2005 Incentive Plan was adopted by AB&T Financial Corporation and options under that plan were converted into options to purchase shares of AB&T’s common stock. The Incentive Plan provides for the grant of stock options covering up to 267,755 shares of AB&T’s common stock, as adjusted following the 5-for-4 stock split effected in the form of a 25% stock dividend in May 2006 and subject to adjustment for further stock dividends, stock splits or similar changes in capitalization. At AB&T’s 2008 Annual Meeting, the shareholders approved the adoption of an amendment to the Incentive Plan whereby an aggregate of 133,910 shares were added to the original 133,845 shares currently reserved under the Incentive Plan. At December 31, 2008, 184,044 options had been granted under the Incentive Plan.

Stock options are periodically granted under the Incentive Plan to executive officers and other employees. All stock options authorized under the Incentive Plan are required to be granted with an exercise price not less than 100% of fair market value of AB&T’s common stock on the date of the grant.

The following table sets forth information regarding equity awards granted to Messrs. Sudyk, Ayscue and Triplett that were outstanding as of December 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	No. of Securities Underlying Unexercised Options Exercisable	No. of Securities Underlying Options Unexerciseable	Option Exercise Price		Option Expiration Date
G. William Sudyk	0	19,072		$8.80	May 1, 2016
Daniel C. Ayscue	0 0	17,065 51,956	$ $	8.80 7.00	May 1, 2016 November 3, 2018
Matthew J. Triplett	0 0	12,046 26,269	$ $	8.80 7.00	May 1, 2016 November 3, 2018
Eric Dixon	0 0	12,046 26,269	$ $	8.80 7.00	May 1, 2016 November 3, 2018

401(k) Savings Plan.    Alliance has a 401(k) Plan covering employees. Alliance makes matching contributions on the first 3% of an employee’s compensation which is contributed to the 401(k) Plan. On employee contributions that exceed 3% of such employee’s compensation, Alliance makes matching contributions equal to 50% of such employee contributions up to an additional 1.5% of such employee’s compensation.

Transactions with Related Persons

Alliance has, had, and expects in the future to have, transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates. All loans included in such transactions will be made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing for comparable transactions with other persons at the time such loans were made, and will not involve more than the normal risk of collectability or present other unfavorable features.

Loans made by Alliance to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O requires, among other things, prior approval of the Board of Directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of Alliance’s lending matters. To the best knowledge of the management of Alliance, Regulation O has been complied with in its entirety.

Proposal to Authorize Management to Adjourn the AB&T Special Meeting

Under North Carolina law, a shareholders meeting may be adjourned and reconvened one or more times to a later date for any reason. If the new time and place at which the meeting will be reconvened are announced at the meeting before the adjournment, no further notice of the reconvened meeting is required to be given unless the adjournment is for more than 120 days. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

If a quorum is not present at the AB&T Special Meeting, or if there are insufficient shares of AB&T common stock, or of AB&T preferred stock, represented at the Special Meeting, being voted in the affirmative, or being voted at all, to vote on or approve the Agreement and merger, AB&T’s management will likely propose to adjourn the meeting until a later date and time to allow time it to solicit additional proxy cards needed to establish a quorum or additional votes needed to approve the Agreement and merger. In that event, a proposal would be submitted for voting by the shareholders represented at the Special Meeting to adjourn the meeting and reconvene it at a later date.

AB&T shareholders who sign a proxy card and return it to AB&T will be authorizing the AB&T Proxies to vote their shares according to the AB&T Proxies’ best judgment on matters incident to the conduct of the AB&T Special Meeting, including routine adjournments of the meeting. That authority will permit the AB&T Proxies to vote shares in favor of an adjournment if a quorum is not present at the meeting, or if an adjournment is needed for most other purposes. However, that general authority will not permit the AB&T Proxies to vote shares in favor of an adjournment for the purpose of soliciting additional votes needed to approve the Agreement and merger. A separate proposal is included in the proxy card that accompanies this Joint Proxy Statement/Prospectus in which AB&T’s shareholders are asked to give instructions to the AB&T Proxies on how their shares should be voted in the event a proposal is submitted to adjourn the meeting to allow additional time to solicit votes needed to approve the Agreement and merger.

If you vote in favor of this proposal, you will authorize the AB&T Proxies to vote your shares in favor of one or more adjournments of the Special Meeting for up to a total of 120 days, if necessary, to allow additional time to solicit votes needed to approve the Agreement and merger. The general authority given to the AB&T Proxies in your proxy card to vote your shares on matters incident to the conduct of the Special Meeting will authorize them to vote your shares according to their best judgment on adjournments for any other reason.

AB&T’s Board of Directors recommends that you vote “FOR” this proposal.

To be approved, the number of votes cast in person and by proxy at the Special Meeting in favor of the proposal must exceed the number of votes cast against it.

Other Available Information

Prior to the organization of AB&T as the bank holding company, Alliance was subject to the informational requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and it filed reports and other information, including annual reports, quarterly reports and proxy statements, with the Federal Deposit Insurance Corporation (the “FDIC”) under the 1934 Act. Copies of the reports Alliance filed are on file with the FDIC and are available for inspection at the offices of the FDIC’s Accounting and Securities Disclosure Section located at Room F-6043, 550 17th Street, N.W., Washington, DC 20429. You also may obtain copies of Alliance’s reports by calling the FDIC’s Accounting and Securities Disclosure Section at (202) 898-8913 or, by facsimile at (202) 898-8505.

A copy of AB&T’s 2008 Annual Report on Form 10-K, will be sent without charge to any AB&T shareholder upon his or her written request. Requests should be sent to Daniel C. Ayscue at AB&T Financial Corporation, 292 West Main Avenue, Gastonia, North Carolina 28052.

AB&T is subject to the informational requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and it files reports and other information, including annual reports, quarterly reports and proxy statements, with the Securities and Exchange Commission (the “SEC”) under the 1934 Act. AB&T’s SEC file number is 000-53249. You may read and copy any information filed by AB&T with the SEC:

•

At the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330); or

•	on the SEC’s Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC.

AB&T and Alliance’s Internet website address is www.alliancebankandtrust.com. Information included on this website is not part of this Joint Proxy Statement/Prospectus. AB&T will provide electronic or paper copies, free of charge upon request, of AB&T’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the

Securities Exchange Act. Requests for copies should be directed by mail to Daniel C. Ayscue, President and Chief Executive Officer, at 292 W. Main Avenue, Gastonia, North Carolina 28052, or by telephone at (704) 867-5828.

This Joint Proxy Statement/Prospectus is part of a registration statement 1st Financial has filed with the SEC and it does not contain all the information included in the registration statement. You should review the registration statement for further information regarding 1st Financial, the merger, and 1st Financial’s common and preferred stock.

Proposals for 2009 Annual Meeting

If the merger is completed, then AB&T will not have a 2009 annual meeting of shareholders. However, in the event that the merger is not completed, there will be a 2009 annual meeting and, based on the date of the upcoming Special Meeting, any shareholder proposal, other than a nomination for election as a director, that is intended to be presented for action at that annual meeting would have to have been received by AB&T’s Corporate Secretary in writing at its address listed below no later than February 3, 2009, to have been considered timely received for inclusion in the proxy statement and proxy card that AB&T would distribute in connection with that meeting. Written notice of a shareholder proposal (other than a nomination) intended to be presented at AB&T’s annual meeting, but which is not intended to be included in AB&T’s proxy statement and form of appointment of proxy, would have to have been received by AB&T’s Corporate Secretary at the address listed below no later than April 18 , 2009, for that proposal to be considered timely received for purposes of the discretionary authority of the proxies for shareholders at that meeting to vote on other matters presented for action at the meeting.

However, if AB&T does have a 2009 annual meeting, it likely will be held during             2009 and the deadlines for submitting shareholder proposals will be earlier than the dates listed above. In that event, AB&T will announce the earlier deadline in its earliest possible quarterly filing on Form 10-QSB or in a Current Report on Form 8-K.

In order for a proposal to be included in AB&T’s proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of AB&T’s common stock entitled to be voted on that proposal at the meeting, must have held those shares for a period of at least one year, and must continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in SEC rules.

The notices described above should be mailed to:

AB&T Financial Corporation

Attention: Corporate Secretary

292 West Main Avenue

Gastonia, North Carolina 28052

AB&T’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion describes AB&T’s and Alliance’s results of operations for 2008 as compared to 2007, and 2007 as compared to 2006, and also analyzes AB&T’s and Alliance’s financial condition as of December 31, 2008 as compared to December 31, 2007. Like most community banks, AB&T and Alliance derive most of their income from interest received on loans and investments. AB&T’s and Alliance’s primary source of funds for making these loans and investments is deposits, on which they pay interest. Consequently, one of the key measures of AB&T’s and Alliance’s success is their amount of net interest income, or the difference between the income on their interest-earning assets, such as loans and investments, and the expense on their interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield AB&T and Alliance earn on these interest-earning assets and the rate they pay on their interest-bearing liabilities.

AB&T and Alliance have included a number of tables to assist in the description of these measures. For example, the “Average Balances” table shows the average balance in 2007 and 2008 of each category of assets and liabilities, as well as the yield earned or the rate paid with respect to each category. A review of this table shows that AB&T’s and Alliance’s loans typically provide higher interest yields than do other types of interest earning assets, which is why AB&T and Alliance intend to channel a substantial percentage of their earning assets into their loan portfolio. AB&T and Alliance also track the sensitivity of their various categories of assets and liabilities to changes in interest rates, and they have included an “Interest Sensitivity Analysis” table to help explain this. Finally, AB&T and Alliance have included a number of tables that provide detail about their investment securities, loans, and deposits and other borrowings.

Naturally, there are risks inherent in all loans, so AB&T and Alliance maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. AB&T and Alliance establish and maintain this allowance by charging a provision for loan losses against their operating earnings. In the “Provision and Allowance for Loan Losses” section, AB&T and Alliance have included a detailed discussion of this process, as well as several tables describing their allowance for loan losses and the allocation of this allowance among various categories of loans.

In addition to earning interest on AB&T’s and Alliance’s loans and investments, they earn income through fees and other expenses charged to customers. AB&T and Alliance describe the various components of this noninterest income, as well as noninterest expense, in the “Noninterest Income and Expense” section.

The following discussion and analysis also identifies significant factors that have affected AB&T’s and Alliance’s financial position and operating results during the periods included in the accompanying financial statements. AB&T and Alliance encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

At December 31, 2008 and 2007, and for the Years Ended December 31, 2008 and 2007

Selected Financial Data

The following selected financial data for the years ended December 31, 2008 and 2007 is derived from the consolidated financial statements and other data of AB&T Financial Corporation. The selected financial data should be read in conjunction with the Registrant’s financial statements, including the accompanying notes, included elsewhere herein.

	2008	2007
Income Statement Data:
Interest income	$8,809,686	$9,865,882
Interest expense	4,566,709	4,934,551
Net interest income	4,242,977	4,931,331
Provision for loan losses	1,312,969	572,898
Net interest income after provision for loan losses	2,930,008	4,358,433
Noninterest income	147,478	247,951
Noninterest expense	3,866,169	3,248,333
Income (loss) before income taxes	(788,683)	1,358,051
Income tax (benefit) expense	(274,886)	528,788

Net Income (loss)	$(513,797)	$829,263

Balance Sheet Data:
Assets	$170,310,305	$147,215,505
Earning assets	162,072,092	141,856,910
Securities (1)	6,009,494	4,807,187
Loans (2)	139,670,266	119,523,426
Allowance for loan losses	1,935,702	1,370,235
Deposits	121,318,018	103,785,483
Shareholders’ equity	24,194,101	24,473,722

Per-Share Data:
Earnings per share — basic	$(0.19)	$0.32
Earnings per share — diluted	(0.19)	0.32
Book value (period end)	9.03	9.13

(1)	Marketable securities are all available for sale and recorded at their fair market value. Nonmarketable securities totaling $1,371,280 and $832,180 are included for 2008 and 2007, respectively. These securities are recorded at cost.
(2)	Loans are stated at gross amounts before allowance for loan losses.

Basis of Presentation

The following discussion should be read in conjunction with the preceding “Selected Financial Data” and AB&T’s Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided in certain tables below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

AB&T Financial Corporation and Alliance Bank and Trust are headquartered in Gastonia, North Carolina. The principal business activity of Alliance is to provide banking services to domestic markets, principally in the Gastonia and Shelby, North Carolina metropolitan area. Deposits are insured by the Federal Deposit Insurance Corporation.

In 2004, Alliance completed an initial public offering of its common stock in which it sold a total of 1,065,030 shares of common stock at $11.00 per share. Proceeds of the offering were used to pay organizational costs and provide the initial capital for Alliance.

In January 2007, Alliance completed a secondary offering of its common stock in which it sold a total of 1,339,100 shares of its common stock at an offering price of $9.85 per share. Gross proceeds from the offering were $13,190,135, less offering expenses of $928,111. Proceeds from the offering were used to support the growth of Alliance.

On May 22, 2007, the shareholders of Alliance approved a plan of corporate reorganization under which Alliance became a wholly owned subsidiary of AB&T Financial Corporation, which was organized for that purpose by the Alliance’s board of directors. Pursuant to the reorganization, AB&T issued all shares of its common stock in exchange for all of the outstanding common shares of Alliance on May 14, 2008.

On February 16, 2009, AB&T entered into an Agreement and Plan of Merger (the Merger Agreement) with 1st Financial Services Corporation (1st Financial) pursuant to which AB&T will merge with and into 1st Financial (the Merger). The Board of Directors of AB&T approved the Merger Agreement and the transactions contemplated in it on February 12, 2009. The Board of Directors of 1st Financial approved the Merger Agreement and the transactions contemplated in it on February 13, 2009. Upon the consummation of the Merger, each share of the Common Stock of AB&T issued and outstanding at the effective time of the merger will be converted into and exchanged for the right to receive 1.175 shares of the Common Stock of 1st Financial. Each share of preferred stock of AB&T issued and outstanding at the effective time of the Merger shall be converted into and exchanged for the right to receive one share of the preferred stock of 1st Financial. Options to purchase shares of AB&T Stock will be converted into options to purchase shares of 1st Financial Stock based on the exchange ratio. The outstanding warrants to purchase shares of AB&T common stock will be converted into warrants to purchase shares of 1st Financial common stock based on the exchange ratio. The Merger is intended to constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

AB&T applied and was approved for participation in the “TARP” Capital Purchase Program in late 2008. On January 23, 2009, AB&T issued and sold to the Treasury (1) 3,500 shares of AB&T’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and (2) a warrant to purchase 80,153 shares of AB&T’s common stock for an aggregate purchase price of $3.5 million in cash. The preferred stock qualifies as Tier 1 capital.

Results of Operations

For the year ended December 31, 2008, compared with year ended December 31, 2007

Net interest income decreased $688,354 or 13.96% in 2008 from $4,931,331 in 2007. Although the average loan portfolio increased $29,630,118 or 28.28% from 2007 to 2008, the decrease in net interest income was due primarily to a decrease in net interest spread which decreased from 3.16% in 2007 to 2.25% in 2008. The components of interest income were from loans, including fees of $8,267,849, federal funds sold of $205,415, and investment income of $252,287, and interest earning deposits of $84,135.

AB&T’s net interest spread and net interest margin were 2.25% and 2.76%, respectively, in 2008 compared to 3.16% and 4.07%, respectively, in 2007. Yields on most earning assets decreased in 2008. Yields on average earning assets decreased from 8.14% in 2007 to 5.72% in 2008. Yields on average interest-bearing liabilities decreased from 4.98% in 2007 to 3.47% in 2008.

The provision for loan losses was $1,312,969 in 2008 compared to $572,898 in 2007. The charges to the provision were primarily to maintain the allowance for loan losses at a level sufficient to cover possible future losses in the loan portfolio. Impaired loans as of December 31, 2008 increased to $5,043,946 from $863,880 as of December 31, 2007. Impaired loans as of December 31, 2008 were made up largely of three credits, two participated credits facilities, as well as an operating company closely tied to the residential construction industry. All three credits are currently within various stages of workouts and management feels that loss provisions placed against these credits are appropriate at this time.

Noninterest income decreased $100,473, or 40.52%, to $147,478 in 2008 from $247,951 in 2007. The largest component of noninterest income was from service charges on deposit accounts which increased $107,696 or 73.48%, to $254,257 for the year ended December 31, 2008, when compared to 2007 as a result of increased deposit account volume. There were losses on the sale of other real estate in 2008 of $190,470, compared to a gain on the sale of other real estate in 2007 of $40,242.

Noninterest expense increased $617,836, or 19.02%, to $3,866,169 in 2008 from $3,248,333 in 2007. The largest component of noninterest expense was salaries and employee benefits which increased $281,221, or 14.32%, to $2,245,302 for the year ended December 31, 2008. Other operating expenses increased $263,373, or 27.12%, to $1,234,622 for the year ended December 31, 2008. The increase in other operating expenses in 2008 was largely due to an increase in other professional fees which increased to $130,158 in 2008 from $57,211 in 2007. The increase in professional fees was primarily a result of professional fees associated with management’s assessment of internal controls under Sarbanes-Oxley Section 404.

AB&T’s and Alliance’s net loss was $513,797 in 2008 compared to a net income of $829,263 in 2007. The net loss in 2008 is after the recognition of an income tax benefit of $274,886, and the net income in 2007 is after the recognition of an income tax expense of $528,788. The income tax expense was based on an effective tax rate of 34.85% and 38.94% for 2008 and 2007, respectively. The decrease in income and subsequent net loss for 2008 was driven by multiple factors based upon the economic environment in which Alliance is currently operating. However, two primary factors in the decline of income were the historically low levels of interest rates after 400 basis points of rate reductions by the Federal Reserve. This pushed net interest margins much lower than prior periods thus reducing net interest income, a primary source of Alliance’s revenue. A second factor was the increase in provision for loan losses that Alliance added during the year. During the year ending December 31, 2008 Alliance added $1,312,969 to the provision, an increase of $740,071 or 129% over the prior year.

For the year ended December 31, 2007, compared with year ended December 31, 2006

Net interest income increased $1,114,161 or 29.19% in 2007 from $3,817,170 in 2006. The increase in net interest income was due primarily to an increase in average earning assets, which increased $30,374,671, or 33.42%, due to continued growth in the loan portfolio. The components of interest income were from loans, including fees of $9,042,477, federal funds sold of $365,880, investment income of $137,304 and interest earned on deposits of $320,221.

AB&T’s net interest spread and net interest margin were 3.16% and 4.07%, respectively, in 2007 compared to 3.62% and 4.20%, respectively, in 2006. Yields on most earning assets decreased in 2007. Yields on average earning assets decreased from 8.33% in 2006 to 8.14% in 2007. Yields on average interest-bearing liabilities increased from 4.71% in 2006 to 4.98% in 2007.

The provision for loan losses was $572,898 in 2007 compared to $501,391 in 2006. The charges to the provision were primarily to maintain the allowance for loan losses at a level sufficient to cover possible future losses in the loan portfolio.

Noninterest income increased $82,424, or 49.79%, to $247,951 in 2007 from $165,527 in 2006. The largest component of noninterest income was from service charges on deposit accounts which increased $59,359, or 68.07%, to $146,561 for the year ended December 31, 2007, when compared to 2006 as a result of increased deposit account volume.

Noninterest expense increased $603,479, or 22.82%, to $3,248,333 in 2007 from $2,644,854 in 2006. The largest component of noninterest expense was salaries and employee benefits which increased $359,945, or 22.44%, to $1,964,081 for the year ended December 31, 2007. Other operating expenses increased $172,832, or 21.65%, to $971,249 for the year ended December 31, 2007.

AB&T’s and Alliance’s net income was $829,263 in 2007 compared to a net income of $501,747 in 2006. The net income in 2007 is after the recognition of an income tax expense of $528,788, and the net income in 2006 is after the recognition of an income tax expense of $334,705. The income tax expense was based on an effective tax rate of 38.94% and 40.01% for 2007 and 2006, respectively.

Net Interest Income

General.    For an established financial institution, the largest component of net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on AB&T’s and Alliance’s interest-earning assets and the rates paid on interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of interest-earning assets and interest-bearing liabilities. This net interest income divided by average interest-earning assets represents net interest margin.

Average Balances, Income and Expenses and Rates.    The following tables set forth, for the periods indicated, certain information related to their average balance sheet and their average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities and are then annualized. Average balances have been derived from the daily balances throughout the period indicated.

	For the year ended December 31, 2008			For the year ended December 31, 2007
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:
Earning Assets:
Loans¹	$134,393,383	$8,267,849	6.15%	$104,763,265	$9,042,477	8.63%
Securities, taxable	3,975,873	212,993	5.36%	2,605,535	119,837	4.60%
Federal funds sold	10,263,858	205,415	2.00%	7,359,221	365,880	4.97%
Interest earning deposits	4,187,816	84,135	2.01%	6,183,166	320,221	5.18%
Nonmarketable equity Securities	1,186,370	39,294	3.31%	344,273	17,467	5.07%

Total earning assets	154,007,300	8,809,686	5.72%	121,255,460	9,865,882	8.14%

Cash items	1,362,317			384,358
Premises and equipment	3,995,652			3,134,008
Other assets	2,998,907			3,401,083
Allowance for loan losses	(1,534,289)			(1,321,479)

Total assets	$160,829,887			$126,853,430

Liabilities:
Interest-Bearing Liabilities:
Interest-bearing transaction accounts	$3,827,601	$66,853	1.75%	$3,491,382	$100,139	2.87%
Savings and money market deposits	29,259,451	709,385	2.42%	32,227,692	1,597,197	4.96%
Time deposits	75,804,741	3,025,246	3.99%	59,379,205	3,087,910	5.20%
Federal Home Loan Bank advances	19,796,421	698,111	3.53%	2,463,014	94,715	3.85%
Other borrowings	2,739,648	67,114	2.45%	1,536,874	54,590	3.55%

Total interest-bearing liabilities	131,427,862	4,566,709	3.47%	99,098,167	4,934,551	4.98%

Demand deposits	4,449,114			3,778,551
Accrued interest and other liabilities	169,135			505,094
Shareholders’ equity	24,783,776			23,471,618

Total liabilities and shareholders’ equity	$160,829,887			$126,853,430

Net interest spread			2.25%			3.16%

Net interest income		$4,242,977			$4,931,331

Net interest margin²			2.76%			4.07%

(1)	The effect of fees collected on loans totaling $355,520 increased the annualized yield on loans by 0.26% from 5.89%. The effect on the annualized yield on earning assets was an increase of 0.23% from 5.49%. The effect on net interest spread and net interest margin was an increase of 0.24% and 0.24% from 2.01% and 2.52%, respectively.
(2)	Interest income divided by average earning assets.

Analysis of Changes in Net Interest Income.    Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table reflects the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected AB&T’s interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	2008 compared to 2007
	Due to increase (decrease) in
	Volume (1)	Rate (1)	Volume/ Rate	Total
Interest income:
Loans	$2,557,477	$(2,597,466)	$(734,639)	$(774,628)
Securities, taxable (2)	102,982	6,858	5,142	114,982
Federal funds sold and other	46,067	(414,769)	(27,849)	(396,551)

Total interest income	2,706,526	(3,005,377)	(757,346)	(1,056,197)

Interest expense:
Interest-bearing deposits	694,075	(1,465,303)	(212,535)	(983,763)
Federal Home Loan Bank advances	666,555	(7,858)	(55,301)	603,396
Short-term borrowings	42,723	(16,941)	(13,258)	12,524

Total interest expense	1,403,353	(1,490,102)	(281,094)	(367,843)

Net interest income	$1,303,173	$(1,515,275)	$(476,252)	$(688,354)

	2007 compared to 2006
	Due to increase (decrease) in
	Volume (1)	Rate (1)	Volume/ Rate	Total
Interest income:
Loans	$2,016,567	$(79,306)	$(22,437)	$1,914,824
Securities, taxable (2)	8,105	9,140	620	17,865
Federal funds sold and other	358,219	613	672	359,504

Total interest income	2,382,891	(69,553)	(21,145)	2,292,193

Interest expense:
Interest-bearing deposits	779,111	244,463	51,333	1,074,907
Federal Home Loan Bank advances	—	—	94,715	94,715
Short-term borrowings	122,737	(5,362)	(14,250)	8,410

Total interest expense	901,848	239,101	131,798	1,178,032

Net interest income	$1,481,043	$169,548	$110,653	$1,114,161

(1)	Volume/rate changes have been allocated to each category based on a consistent basis between rate and volume.
(2)	Securities include nonmarketable equity securities.

Interest Sensitivity.    AB&T and Alliance monitor and manage the pricing and maturity of their assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by AB&T and Alliance is the measurement of interest sensitivity “gap”, which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth AB&T’s and Alliance’s interest rate sensitivity at December 31, 2008.

Interest Sensitivity Analysis

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets
Earning assets:
Loans	$103,837	$1,665	$31,356	$2,812	$139,670
Securities available for sale	—	—	1,526	3,112	4,638
Nonmarketable securities	1,371	—			1,371
Interest-bearing deposits in other banks	6,124	1,260	—	—	7,384
Federal funds sold	9,009	—		—	9,009

Total earning assets	$120,341	$2,925	$32,882	$5,924	$162,072

Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Demand deposits	$4,594	$—	$—	$—	$4,594
Savings and money market deposits	22,233	—	—	—	22,233
Time deposits	20,029	57,809	11,417	—	89,255
Federal Home Loan Bank advances	—	15,570	8,000	—	23,570
Other borrowings	1,068	—	—	—	1,068

Total interest-bearing liabilities	$47,924	$73,379	$19,417	$—	$140,720

Period gap	$72,417	$(70,454)	$13,465	$5,924	$21,352

Cumulative gap	$72,417	$1,963	$15,428	$21,352

Ratio of cumulative gap to total earning assets	44.68%	1.21%	9.52%	13.17%

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument’s ultimate maturity date. Interest-bearing deposits in other banks are reflected at their contractual maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give Alliance the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date. Other borrowings, which consist of federal funds purchased and securities sold under agreements to repurchase, are reflected at their contractual maturity date. Federal Home Loan Bank advances are reflected at their contractual maturity dates.

AB&T and Alliance generally would benefit from increasing market rates of interest when they have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when they are liability-sensitive. AB&T and Alliance are cumulatively asset sensitive over all periods. However, their gap analysis is not a precise indicator of their interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General.    AB&T and Alliance have developed policies and procedures for evaluating the overall quality of their credit portfolio and the timely identification of potential problem credits. On a quarterly basis, their Board of Directors reviews and approves the appropriate level of their allowance for loan losses based upon management’s recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in their market.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on their income statement, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the risk inherent in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

AB&T’s and Alliance’s allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquencies, charge-offs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of their monitoring and analysis system are also reviewed periodically by banking regulators.

Based on present information and an ongoing evaluation, AB&T considers the allowance for loan losses to be adequate to meet presently known and inherent risks in the loan portfolio. AB&T’s and Alliance’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events which AB&T and Alliance believe to be reasonable but which may or may not be accurate. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses in 2008 or that additional increases in the allowance for loan losses will not be required. AB&T and Alliance do not allocate the allowance for loan losses to specific categories of loans but evaluate the adequacy on an overall portfolio basis utilizing a risk grading system.

The following table sets forth certain information with respect to AB&T’s and Alliance’s allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2008 and 2007.

Allowance for Loan Losses

	2008	2007
Total loans outstanding at end of period	$139,670,266	$119,523,426

Average loans outstanding	$134,393,383	$104,763,265

Balance of allowance for loan losses at beginning of period	$1,370,235	$1,190,460
Recoveries	116,000	—
Charge-offs	(863,502)	(393,123)
Provision for loan losses	1,312,969	572,898

Balance of allowance for loan losses at end of year	$1,935,702	$1,370,235

Allowance for loan losses to period end loans	1.39%	1.15%

Nonperforming Assets

Nonperforming Assets.    As of December 31, 2008 and 2007, loans in nonaccrual status totaled $2,692,504 and $863,881, respectively. Loans past due ninety days or more and still accruing interest as of December 31, 2008 and 2007, were $8,613 and $597,811, respectively. Assets held as other real estate totaled $2,296,290 and $820,844 in 2008 and 2007, respectively.

AB&T’s and Alliance’s policy with respect to nonperforming assets is as follows. Accrual of interest will be discontinued on a loan when AB&T and Alliance believe, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that the collection of interest is doubtful. A delinquent loan will generally be placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid will be reversed and deducted from current earnings as a reduction of reported interest income. No additional interest will be accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to earnings.

Potential Problem Loans.    At December 31, 2008, through AB&T’s and Alliance’s internal review mechanisms, AB&T and Alliance had identified $1,722,862 of criticized loans and $5,569,588 of classified loans. The results of this internal review process are considered in determining AB&T’s and Alliance’s assessment of the adequacy of the allowance for loan losses.

AB&T’s and Alliance’s criticized loans decreased from $2,020,720 at December 31, 2007 to $1,722,862 at December 31, 2008. However, total classified loans increased from $1,473,793 at December 31, 2007 to $5,569,588 at December 31, 2008. The increase in classified loans as of period end is made up of a limited number of credits. Two of these credits were “purchased participations” which Alliance, in conjunction with the lead Banks, is working through resolutions to minimize loss exposure to Alliance. Alliance also has a credit facility to an operating entity closely tied to the residential building industry which has been negatively impacted by the deterioration in the construction industry. Other credits included within this category are secured with real estate holdings and Alliance is currently working to resolve the impairment and minimize a negative impact to Alliance.

Noninterest Income and Expense

Noninterest Income.    The largest component of noninterest income was service charges on deposit accounts.

The following table sets forth the principal components of noninterest income for the years ended December 31, 2008 and 2007.

	2008	2007
Service charges on deposit accounts	$254,257	$146,561
Gain (loss) on sale of other real estate	(190,470)	—
Other income	83,691	101,390

Total noninterest income	$147,478	$247,951

Noninterest Expense.    Salaries and employee benefits comprised the largest component of noninterest expense and totaled $2,245,302 for the year ended December 31, 2008 as compared to $1,964,081 for the year ended December 31, 2007. Other operating expenses totaled $1,234,622 for the year ended December 31, 2008, compared to $971,249 for the year ended December 31, 2007.

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2008 and 2007.

	2008	2007
Salaries and employee benefits	$2,245,302	$1,964,081
Net occupancy expense	195,599	163,009
Insurance	103,039	72,684
Advertising and marketing expense	13,485	34,007
Office supplies, stationery and printing	84,550	53,350
Data processing	110,313	97,447
Professional fees	331,365	158,102
Furniture and equipment expense	190,646	149,994
Telephone	53,322	49,413
Postage	41,110	38,031
Other	497,438	468,215

Total noninterest expense	$3,866,169	$3,248,333

Balance Sheet Review

General.    At December 31, 2008, AB&T and Alliance had total assets of $170,310,305, consisting principally of $137,734,564 in net loans, $6,009,494 in investments, $9,008,817 in federal funds sold, $4,157,724 in net premises, furniture and equipment, and $8,159,812 in cash and due from banks compared to December 31, 2007 when Alliance had total assets of $147,215,505, an increase of 15.69%. Total assets in 2007 consisted principally of $118,153,191 in net loans, $4,807,187 in investments, $14,226,695 in federal funds sold, $3,715,291 in net premises, furniture and equipment and $4,233,921 in cash and due from banks.

At December 31, 2008, Alliance had liabilities totaling $146,116,204, consisting principally of $121,318,018 in deposits, $1,068,339 in federal funds purchased and securities sold under agreements to repurchase, and $23,570,000 in advances from the Federal Home Loan Bank. This was an increase of 19.04% over the total liabilities at December 31, 2007 which totaled $122,741,783 and consisted principally of $103,785,483 in deposits, $5,610,411 in federal funds purchased and securities sold under agreements to repurchase, and $13,000,000 in advances from Federal Home Loan Bank.

At December 31, 2008 shareholders’ equity equaled $24,194,101, a decrease of 1.14% over the 2007 year ending equity balance of $24,473,722. This decrease is primarily due to a net loss for the year of $513,797.

Loans.    Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which AB&T and Alliance attempt to control and counterbalance. Loans averaged $134,393,383 in 2008 as compared to $104,763,265 in 2007. At December 31, 2008 total loans were $139,670,266 or 16.86% higher than the December 31, 2007 balance of $119,523,426.

The following table sets forth the composition of the loan portfolio by category at December 31, 2008 and 2007 and highlights AB&T’s and Alliance’s general emphasis on real-estate lending.

Composition of Loan Portfolio

	2008		2007
	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$18,320	13.12%	$16,242	13.59%
Real Estate
Mortgage	91,708	65.66%	75,749	63.38%
Construction	28,594	20.47%	26,405	22.09%
Consumer	1,048	0.75%	1,127	0.94%

Total Loans	$139,670	100.00%	$119,523	100.00%

Allowance for Loan Losses	(1,936)		(1,370)

Net Loans	$137,734		$118,153

The largest component of loans in AB&T’s and Alliance’s loan portfolio is real estate mortgage loans. At December 31, 2008 real estate mortgage loans totaled $91,708,000 and represented 65.66% of the total loan portfolio. At December 31, 2007, real estate mortgage loans totaled $75,749,000 and represented 63.38% of the total loan portfolio.

In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in Alliance’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Residential 1 to 4 family real estate loans totaled $48,815,000 at December 31, 2008 and $39,254,000 at December 31, 2007. Residential 1 to 4 family real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential real estate loans, which include commercial loans and other loans secured by multi- family properties and farmland, totaled $71,487,000 at December 31, 2008 and $62,900,000 at December 31, 2007. The demand for residential and commercial real estate loans in the market remains strong due to the low interest rate environment.

AB&T’s and Alliance’s loan portfolio also includes consumer loans. At December 31, 2008 and 2007, consumer loans totaled $1,048,000 and $1,127,000 and represented 0.75% and 0.94% of the total loan portfolio, respectively.

AB&T’s and Alliance’s loan portfolio reflects the diversity of their market. AB&T’s and Alliance’s home office is located in Gastonia, North Carolina and AB&T and Alliance have branches in Shelby and Kings

Mountain, North Carolina. AB&T and Alliance expect the area to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. AB&T and Alliance do not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for Alliance. The following table sets forth AB&T’s and Alliance’s loans maturing within specified intervals at December 31, 2008.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2008 (Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial and industrial	$14,716	1,766	1,838	18,320
Real estate	90,355	29,077	890	120,302
Consumer and other	450	512	86	1,048

	$105,501	$31,355	$2,814	$139,670

Loans maturing after one year with:
Fixed interest rates				$33,501
Floating interest rates				668

				$34,169

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, AB&T and Alliance believe this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities.    The investment securities portfolio is also a component of AB&T’s and Alliance’s total earning assets and includes securities available for sale and nonmarketable equity securities. Total securities available for sale averaged $3,975,873 in 2008 as compared to $2,605,535 in 2007. Total nonmarketable equity securities averaged $1,186,370 in 2008 as compared to $344,273 in 2007. At December 31, 2008, the total securities portfolio was $6,009,494 as compared to $4,807,187 at December 31, 2007.

The following table sets forth the scheduled maturities and average yields of securities available for sale at December 31, 2008. The table excludes nonmarketable equity securities.

Investment Securities Maturity Distribution and Yields

(Dollars in thousands)	After One but Within Five Years		After Five but Within Ten Years		Over Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
Mortgage-backed securities	$166	5.000%	$1,360	5.250%	$3,112	5.613%

Other attributes of the securities portfolio, including yields and maturities, are discussed above in “ — Net Interest Income — Interest Sensitivity.”

Short-Term Investments.    Short-term investments, which consist primarily of federal funds sold, averaged $10,263,858 in 2008 and $7,359,221 in 2007. At December 31, 2008 and 2007, short-term investments totaled

$9,008,817 and $14,226,695, respectively. These funds are an important source of AB&T’s and Alliance’s liquidity. Federal funds are generally invested in an earning capacity on an overnight basis.

Deposits.    Average total deposits totaled $113,340,907 during 2008 as compared to $98,876,830 during 2007. At December 31, 2008, total deposits were $121,318,018 as compared to $103,785,483 at December 31, 2007. Average interest-bearing liabilities totaled $131,427,862 in 2008 as compared to $99,098,167 in 2007.

The following table sets forth AB&T’s and Alliance’s deposits by category as of December 31, 2008 and 2007.

Deposits

	2008		2007
	Amount	Percent of Deposits	Amount	Percent of Deposits
Noninterest-bearing demand deposits	$5,235,742	4.31%	$3,312,975	3.19%
NOW interest bearing accounts	4,593,973	3.79	3,308,771	3.18
Savings and money market accounts	22,233,022	18.33	36,060,632	34.75
Time deposits less than $100,000	12,341,192	10.17	13,210,156	12.73
Time deposits $100,000 or over	76,914,089	63.40	47,892,949	46.15

Total deposits	$121,318,018	100%	$103,785,483	100%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for AB&T’s and Alliance’s loan portfolio and other earning assets. AB&T’s and Alliance’s core deposits were $44,403,929 at December 31, 2008.

Deposits, and particularly core deposits, have been a primary source of funding and have enabled both AB&T and Alliance to meet short-term and long-term liquidity needs. AB&T and Alliance anticipate that such deposits will continue to be AB&T’s and Alliance’s primary source of funding in the future. AB&T’s and Alliance’s loan-to-deposit ratio was 115.13% and 115.16% at December 31, 2008 and 2007, respectively. The maturity distribution of AB&T’s and Alliance’s time deposits over $100,000 at December 31, 2008, is set forth in the following table:

Maturities of Certificates of Deposit of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Months	Through Six Months	Through Twelve Months	After Twelve Total
Certificates of deposit of $100 or more	$19,683	$14,978	$33,201	$9,052	$76.914

Time deposits over $100,000 in the aggregate amount of $19,683,000 had scheduled maturities within three months, and approximately $48,179,000, or 62.64%, had maturities within twelve months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Federal Home Loan Bank Advances. Total advances from the Federal Home Loan Bank were $23,570,000 at December 31, 2008, compared to $13,000,000 at December 31, 2007. The average of Federal Home Loan Bank advances was $19,796,421 during 2008, compared to $2,463,014 during 2007. Advances from the Federal Home Loan Bank serve as a secondary funding source. Advances from the Federal Home Loan Bank mature at different periods as discussed in the notes to the financial statements and are secured by Alliance’s investment in Federal Home Loan Bank stock and real estate loan portfolio.

Other Borrowings. Other borrowings, which consist of federal funds purchased and securities sold under agreements to repurchase, averaged $2,739,648 in 2008 as compared to $1,536,874 in 2007 and totaled $1,068,339 at December 31, 2008 and $5,610,411 at December 31, 2007. The maximum amount at any month end in 2008 was $8,567,865 and had a weighted average interest rate during the year of 3.30%. The maximum amount at any month end in 2007 was $7,586,991 and had a weighted average interest rate during the year of 5.33%. The repurchase agreements are collateralized by investment securities.

Capital

AB&T and Alliance are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on AB&T’s and Alliance’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Alliance must meet specific capital guidelines that involve quantitative measures of Alliance’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. AB&T’s and Alliance’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require AB&T and Alliance to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 capital and 8% for total risk-based capital.

AB&T and Alliance are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

AB&T and Alliance exceeded the regulatory capital requirements at December 31, 2008 and 2007 as set forth in the following table.

Analysis of Capital and Capital Ratios

December 31, (Dollars in thousands)	2008	2007
Tier 1 capital	24,425	24,460
Tier 2 capital	1,587	1,362

Total qualifying capital	$26,012	$25,822

Risk-adjusted total assets (including off-balance sheet exposures)	$135,409	$15,323

Tier 1 risk-based capital ratio	18.04%	21.21%
Total risk-based capital ratio	19.21%	22.39%
Tier 1 leverage ratio	14.01%	17.28%

Off-Balance Sheet Risk

Through AB&T’s and Alliance’s operations, AB&T and Alliance have made contractual commitments to extend credit in the ordinary course of AB&T’s and Alliance’s business activities. These commitments are legally binding agreements to lend money to AB&T’s and Alliance’s customers at predetermined interest rates for a specified period of time. At December 31, 2008, AB&T and Alliance had issued commitments to extend credit of $12,131,000 through various types of commercial lending arrangements. All of these commitments to extend credit had variable rates. AB&T also had standby letters of credit which totaled $180,000.

The following table sets forth the length of time until maturity for unused commitments to extend credit at December 31, 2008.

(Dollars in thousands)	Within One Months	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$451	$1,244	$4,482	$6,178	$5,954	$12,131

AB&T and Alliance evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by them upon extension of credit, is based on AB&T’s and Alliance’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Critical Accounting Policies

AB&T and Alliance have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of AB&T’s and Alliance’s financial statements. AB&T’s and Alliance’s significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2008 as filed with AB&T’s and Alliance’s annual report on Form 10-K. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

AB&T and Alliance believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of the consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a description of AB&T’s and Alliance’s processes and methodology for determining AB&T’s and Alliance’s allowance for loan losses.

Liquidity Management and Capital Resources

Liquidity management involves monitoring AB&T’s and Alliance’s sources and uses of funds in order to meet their day-to-day cash flow requirements while maximizing profits. Liquidity represents their ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, AB&T and Alliance would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities AB&T and Alliance serve.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. AB&T and Alliance also have the ability to obtain funds from various financial institutions should the need arise. The amount available under such agreements was $15,400,000 at December 31, 2008. In addition, AB&T and Alliance have the ability to borrow from the Federal Home Loan Bank. AB&T’s and Alliance’s available credit with the Federal Home Loan Bank was $1,930,000 at December 31, 2008.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as Alliance are primarily monetary in nature. Therefore, interest rates have a more significant effect on Alliance’s performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

At and for the Three Months Ended March 31, 2009 and 2008

The following is a discussion of AB&T’s financial condition as of March 31, 2009 compared to December 31, 2008, and the results of operations for the three month periods ended March 31, 2009 and 2008. This discussion should be read in conjunction with AB&T’s consolidated financial statements and accompanying notes appearing in this report and in conjunction with the financial statements and related notes and disclosures in AB&T’s 2008 Annual Report on Form 10-K. This report contains “forward-looking statements” relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of AB&T’s management, as well as assumptions made by and information currently available to AB&T’s management. The words “expect,” “estimate,” “anticipate,” “plan,” and “believe,” as well as similar expressions, are intended to identify forward-looking statements. AB&T’s actual results may differ materially from the results discussed in the forward-looking statements, and AB&T’s operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in AB&T’s filings with the Securities and Exchange Commission.

Results of Operations

Net Interest Income

For the three months ended March 31, 2009, net interest income was $745,416 as compared to $1,208,131 for the same period in 2008. The average rate paid on interest-bearing liabilities for the three months ended March 31, 2009 and 2008 was 2.71% and 4.11%, respectively. The average rate realized on interest-earning assets was 4.49% and 6.93% for the three months ended March 31, 2009 and 2008, respectively. This decrease in the net interest income was partly due to the reduction in interest rates by the Federal Reserve Board during the economic downturn. As a result, this led to decreases in prevailing interest rates that reduced the yields on Alliance’s loans and other interest-earning assets. The net interest spread was 1.78% and 2.82% for the three month period ended March 31, 2009 and 2008, respectively.

Provision and Allowance for Loan Losses

The provision for loan losses is the charge to operating earnings that in management’s judgment is necessary to maintain the allowance for loan losses at an adequate level in relation to the risk of future losses inherent in the loan portfolio. For the three month periods ended March 31, 2009 and 2008 the provision was $341,314 and $171,989, respectively. Management feels that the reserve is appropriate to the risks held within the portfolio. On March 31, 2009, there were $1,166,791 in loans in nonaccrual status. On March 31, 2008, there were $1,369,665 in loans in nonaccrual status. Based on present information, management believes the allowance for loan losses is adequate at March 31, 2009 and 2008 to meet presently known and inherent risks in the loan portfolio. The allowance for loan losses is 1.26% and 1.24% of total loans at March 31, 2009 and 2008, respectively. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. AB&T maintains an allowance for loan losses based on, among other things, historical experience, including management’s experience at other institutions, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Management’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which it believes to be reasonable, but which may not prove to be accurate. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of AB&T’s net income and, possibly, its capital.

Noninterest Income

Total noninterest income for the three months ended March 31, 2009 was $109,180 or 111% more than total noninterest income for the same period last year. The largest component of noninterest income for the three month period ended March 31, 2009 was service charges on deposit accounts, which totaled $82,872 or 78% higher than those for the three month period ended March 31, 2008. This increase was driven largely by AB&T’s expanded efforts in the acquisition of retail demand deposit accounts. Residential mortgage application fees for the three months ended March 31, 2009 were $12,405 or 1,377% more than residential mortgage application fees for the three months ended March 31, 2008.

Noninterest Expense

Total noninterest expense for the three months ended March 31, 2009 was $1,036,358 or 15% higher than total noninterest expense for the same period last year. The primary component of noninterest expense is salaries and benefits, which were $595,942 and $565,651 for the three months ended March 31, 2009 and 2008, respectively. Salaries and benefits increased due to the increase in the number of active employees and the additional expense of accrued bonuses and other benefits. Other operating expenses were $341,459 and $227,183 for the three months ended March 31, 2009 and 2008, respectively. The increase in other operating expense for the three months ended March 31, 2009 was the result of higher legal fees related to the merger with 1st Financial.

Income Taxes

For the three months ended March 31, 2009 and 2008, the effective income tax rate was 38.35% and 39.11%, respectively. The income tax benefit was $200,598 for the three months ended March 31, 2009 compared to an income tax provision of $72,042 for the three months ended March 31, 2008.

Net Income (loss)

The combination of the above factors resulted in net loss of $322,478 for the three months ended March 31, 2009 compared to net income of $112,178 for the comparable period in 2008, a decrease of 387%.

Assets and Liabilities

During the first three months of 2009, total assets decreased $472,683 or 0.28% when compared to December 31, 2008. This decrease was partly due to a slight decrease in loans of $1,430,158 or 1.02% when compared to December 31, 2008. This decrease was largely due to the payoff of several mortgage and commercial—related real estate loans within the ordinary course of business. Given the current economic environment in which Alliance is operating, the slight contraction within the loan portfolio related to real estate funding is consistent with current bank strategies.

Investment Securities

Investment securities totaled $5,981,526 as of March 31, 2009 as compared to $6,009,494 at December 31, 2008. Of this amount, $4,568,346 was designated as available-for-sale. The other investments were nonmarketable equity securities consisting of $1,368,000 in Federal Home Loan Bank stock and a $45,180 investment in Community Bankers Bank stock. Loans decreased $1,430,158, or 1.02%, during the period. This decrease was largely due to the payoff of several mortgage and commercial—related real estate loans within the ordinary course of business. Given the current economic environment in which Alliance is operating, the slight contraction within the loan portfolio related to real estate funding is consistent with current Bank strategies. As shown below, the largest decrease was in real estate — mortgage loans which decreased $1,127,000 or 1.23%, to $90,581,000 at March 31, 2009. Real estate — construction loans increased $52,000, or 0.18%, to $28,646,000. Commercial and industrial loans decreased $400,000 or 2.18% to $17,920,000 at March 31, 2009. Consumer and

other loans increased $44,842 or 4.28%, to $1,093,108. Balances within the major loans receivable categories as of March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009	December 31, 2008
Real estate — construction	$28,646,000	$28,594,000
Real estate — mortgage	90,581,000	91,708,000
Commercial and industrial	17,920,000	18,320,000
Consumer and other	1,093,108	1,048,266

Total gross loans	$138,240,108	$139,670,266

Risk Elements in the Loan Portfolio

Criticized loans are loans that have potential weaknesses that deserve close attention and which could, if uncorrected, result in deterioration of the prospects for repayment or AB&T’s credit position at a future date. Classified loans are loans that are inadequately protected by the sound worth and paying capacity of the borrower or any collateral and as to which there is a distinct possibility or probability that we will sustain a loss if the deficiencies are not corrected. At March 31, 2009 and December 31, 2008, AB&T had criticized loans totaling $1,387,981 and $1,722,862, respectively. At March 31, 2009 and December 31, 2008, AB&T had classified loans totaling $4,351,681 and $5,569,588, respectively. At March 31, 2009, AB&T had $1,166,791 or 0.84% of total gross loans in nonaccrual status and no loans that were 90 days or more past due and still accruing.

The following table depicts the activity in the allowance for loan losses for the three months ended March 2009 and 2008:

	March 31, 2009	March 31, 2008
Balance, January 1	$1,935,702	$1,370,235
Provision for loan losses for the period	341,314	171,989
Net loans (charged-off) recovered during the period	(534,651)	79,487

Balance, March 31,	$1,742,365	$1,621,711

Gross loans outstanding, March 31,	$138,240,108	$130,408,837

Allowance for loan losses to loans outstanding	1.26%	1.24%

Deposits

Total deposits decreased $2,721,301 or 2.24%, from December 31, 2008 to $118,596,717 at March 31, 2009. The largest decrease was in savings and money market accounts, which decreased $1,478,357 or 6.65%, to $20,754,665 at March 31, 2009. This decrease in savings and money market accounts is a combination of Alliance instituting a market pricing strategy and reducing the premium paid on certain deposits in order to maintain the long term improvement of its net interest margin. Time deposits of $100,000 and over decreased slightly from December 31, 2008 to March 31, 2009 by $823,975 or 1.07%. Brokered deposits represent a source of fixed rate funds priced competitively with Federal Home Loan Bank (“FHLB”) but do not require collateralization like FHLB borrowings. Expressed in percentages, noninterest-bearing deposits increased 7.32% and interest-bearing deposits decreased 2.67%.

Balances within the major deposit categories as of March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009	December 31, 2008
Noninterest-bearing transaction accounts	$5,618,967	$5,235,742
Interest-bearing transaction accounts	4,426,271	4,593,973
Savings and money market	20,754,665	22,233,022
Time deposits $100,000 and over	76,090,114	76,914,089
Other time deposits	11,706,700	12,341,192

Total deposits	$118,596,717	$121,318,018

Advances from Federal Home Loan Bank

Alliance did not borrow additional funds from the Federal Home Loan Bank of Atlanta (FHLB) during the first quarter of 2009. The advances from the FHLB total $23,570,000 as of March 31, 2009 and December 31, 2008. Alliance utilizes the advances to fund loans and general liquidity purposes. Of the $23,570,000 in FHLB advances, $15,577,570 will mature within a year and $8,000,000 will mature after three years. The advances have fixed interest rates of 3.04% and 3.02%, respectively.

Liquidity

Liquidity needs are met by AB&T through cash and short-term investments, and scheduled maturities of loans on the asset side and through pricing policies on the liability side for interest-bearing deposit accounts. AB&T also has the capacity to pledge certain loans as collateral for additional borrowings from FHLB during times when the comparable interest rate is favorable to the interest rate on deposit products. As of March 31, 2009, AB&T’s primary sources of liquidity included federal funds sold totaling $1,577,772 and securities available-for-sale totaling $4,568,346 and advances from the Federal Home Loan Bank of $23,570,000. Lines of credit available through correspondent banks to purchase federal funds totaled $15,400,000 at March 31, 2009.

In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the United States government has taken unprecedented actions. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the “EESA”). Pursuant to the EESA, the U.S. Treasury will have the authority to, among other things, purchase mortgages, mortgage-backed securities, and other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the U.S. Department of Treasury announced the Capital Purchase Program under the EESA, pursuant to which the Treasury intends to make senior preferred stock investments in participating financial institutions that will qualify as Tier 1 capital. Based on our risk-weighted assets as of September 30, 2008, we were eligible to issue up to $4.2 million in new senior preferred stock under the program. We were approved for participation in the Capital Purchase Program and, on January 23, 2009, we issued and sold to the Treasury 3,500 shares of preferred stock and a warrant to purchase 80,153 shares of common stock for an aggregate purchase price of $3,500,000 in cash. As a result of our participation in the program, we are required to have in place certain limitations on the compensation of our senior executive officers, applicable in certain situations. On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 into law. This law includes additional restrictions on executive compensation applicable to AB&T as a participant in the Capital Purchase Program. Further governmental intervention and new regulations under these programs could materially and adversely affect our business, financial condition and results of operations.

Capital Resources

Total shareholders’ equity increased $3,202,137 to $27,396,238 at March 31, 2009. This is the result of the money Alliance received from the U.S. Department of Treasury Capital Purchase Program during the first quarter of $3,500,000, netted with the net loss for the period of $322,478, an unrealized gain, net of taxes, in securities available-for-sale of $24,538 and stock based compensation of $66,371.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. Tier 2 capital consists of the general reserve for loan losses subject to certain limitations. An institution’s qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

Banks and bank holding companies are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. The minimum requirement for the leverage ratio is 3%; however all but the highest rated institutions are required to maintain ratios 100 to 200 basis points above the minimum. Both AB&T and Alliance exceeded their minimum regulatory capital ratios as of March 31, 2009 as well as the ratios to be considered “well capitalized.”

The following table summarizes Alliance’s risk-based capital at March 31, 2009

Shareholders’ equity	$27,396,238
Plus — unrealized (gain) loss on available-for-sale securities	(90,403)

Tier 1 capital	$27,305,835
Plus — allowance for loan losses(1)	1,742,000

Total capital	$29,047,835

Risk-weighted assets	$139,643,000

Risk-based capital ratios:
Tier 1 capital (to risk-weighted assets)	16.21%
Total capital (to risk-weighted assets)	19.55%
Leverage ratio	20.80%

(1)	Limited to 1.25% of risk-weighted assets

Off-Balance Sheet Risk

Through its operations, AB&T has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to AB&T’s customers at predetermined interest rates for a specified period of time. At March 31, 2009, AB&T had issued commitments to extend credit of $13,359,012 through various types of commercial lending arrangements. All of these commitments to extend credit had variable rates.

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at March 31, 2009.

	Within One Month	After One Through Three Months	After Three Through Twelve Months	Greater Than One Year	Total
Unused commitments to extend credit	$123,591	$1,786,837	$3,321,841	$7,947,048	$13,179,317
Standby letters of credit	179,695	—	—	—	179,695

Totals	$303,286	$1,786,837	$3,321,841	$7,947,048	$13,359,012

Based on historical experience, many of the commitments and letters of credit will expire unfunded. Accordingly, the amounts shown in the table above do not necessarily reflect AB&T’s need for funds in the periods shown.

AB&T evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by AB&T upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the notes to the financial statements at December 31, 2008 as contained in our 2008 Annual Report to Shareholders. Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our financial statements. Refer to the portions of the discussion in this report on Form 10-Q and in our 2008 Annual Report on Form 10-K that address our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Forward-Looking Information

Statements contained in the discussion above, which are not historical facts, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Amounts herein could vary as a result of market and other factors. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Registrant with the Securities and Exchange Commission from time to time. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “might”, “planned”, “estimated”, and “potential”. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the Registrant that are subject to various factors which could cause actual results to differ materially form these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting Alliance’s operations, pricing, products and services.

SUPERVISION AND REGULATION

The business and operations of 1st Financial and Mountain 1st, and of AB&T and Alliance, are subject to extensive federal and state governmental regulation and supervision. The following is a brief summary of certain statutes and rules and regulations that apply to 1st Financial and Mountain 1st, and to AB&T and Alliance. This summary is qualified in its entirety by reference to the particular statute and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to their business. Supervision, regulation and examination by the regulatory agencies are intended primarily for the protection of depositors rather than their shareholders.

Bank Holding Company Regulation

1st Financial and AB&T are bank holding companies registered with the Federal Reserve Board (the “FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Both are subject to supervision and examination by, and the regulations and reporting requirements of, the FRB. Under the BHCA, a bank holding company’s activities are limited to banking, managing or controlling banks, or engaging in other activities the FRB determines are closely related and a proper incident to banking or managing or controlling banks.

The BHCA prohibits a bank holding company from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without the FRB’s prior approval. Additionally, the BHCA generally prohibits bank holding companies from engaging in a nonbanking activity, or acquiring ownership or control of more than 5.0% of the outstanding voting stock of any company that engages in a nonbanking activity, unless that activity is determined by the FRB to be closely related, and a proper incident, to banking. In approving an application to engage in a nonbanking activity, the FRB must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

The law imposes a number of obligations and restrictions on bank holding companies and their insured bank subsidiaries designed to minimize potential losses to depositors and the FDIC insurance funds. For example, if a bank holding company’s insured bank subsidiary becomes “undercapitalized,” that bank holding company is required to guarantee the bank’s compliance (subject to certain limits) with the terms of any capital restoration plan filed with its federal banking agency. A bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support bank subsidiaries in circumstances in which, absent that policy, it might not do so. Under the BHCA, the FRB may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the FRB determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of a bank holding company.

Regulation of Mountain 1st and Alliance

Mountain 1st and Alliance are both North Carolina chartered banks. Their deposits are insured under the FDIC’s Deposit Insurance Fund (“DIF”), and they are subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the North Carolina Commissioner of Banks (the “Commissioner”). The FDIC and the Commissioner are Mountain 1st’s and Alliance’s primary federal and state banking regulators. Neither Mountain 1st nor Alliance is a member bank of the Federal Reserve System.

As insured banks, Mountain 1st and Alliance are prohibited from engaging as principal in any activity that is not permitted for national banks unless (1) the FDIC determines that the activity or investment would not pose a significant risk to the DIF, and (2) that bank is, and continues to be, in compliance with the capital standards that apply to it. Mountain 1st and Alliance also are prohibited from directly acquiring or retaining any equity investment of a type or in an amount that is not permitted for national banks.

The FDIC and the Commissioner regulate all areas of Mountain 1st’s and Alliance’s business, including their payments of dividends and other aspects of their operations. They examine both banks regularly, and Mountain 1st and Alliance must furnish these regulators with periodic reports containing detailed financial and other information about their affairs. The FDIC and the Commissioner have broad powers to enforce laws and regulations that apply to Mountain 1st and Alliance and to require either of them to correct conditions that affect safety and soundness. These powers include issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in their operations if these regulators believe their examinations of the Mountain 1 st or Alliance, or the reports either files, indicate a need to exercise these powers.

Mountain 1st’s and Alliance’s business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and by the monetary and fiscal policies of the Federal Reserve Board. Although neither bank is a member bank of the Federal Reserve System, the Federal Reserve Board’s actions and policy directives determine to a significant degree the cost and availability of funds Mountain 1st and Alliance can obtain from money market sources for lending and investing. These actions and policy directives also influence, directly and indirectly, the rates of interest the Mountain 1st and Alliance pay on their time and savings deposits and the rates they charge on loans.

Capital Requirements

1st Financial and AB&T each is required to comply with the capital adequacy standards established by the FRB for bank holding companies. Mountain 1st and Alliance each is required to comply with the capital adequacy standards established by the FDIC for insured banks. The FRB and the FDIC have promulgated risk-based capital and leverage capital guidelines for determining the adequacy of the capital of a bank holding company or a bank, and all applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance with these capital requirements.

Under the risk-based capital measure, the minimum ratio (“Total Capital Ratio”) of an entity’s total capital (“Total Capital”) to its risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock, and, for bank holding companies, qualifying trust preferred securities, less goodwill and certain other intangible assets (“Tier 1 Capital”). The remainder (“Tier 2 Capital”) may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

On             , 2009, Mountain 1st’s Total Capital Ratio was             % and its ratio of Tier 1 Capital to risk-weighted assets (“Tier 1 Capital Ratio”) was             %. These levels exceeded the minimum required levels under the FDIC’s standards. On the same date, 1st Financial’s Total Capital Ratio, at             %, and its Tier 1 Capital Ratio, at             %, exceeded minimum required levels under the FRB’s standards.

On             , 2009, Alliance’s Total Capital Ratio was             7% and its Tier 1 Capital Ratio was             %. These levels exceeded the minimum required levels under the FDIC’s standards. On the same date, AB&T’s Total Capital Ratio, at             %, and its Tier 1 Capital Ratio, at             %, exceeded minimum required levels under the FRB’s standards.

Under the leverage capital measure, the minimum ratio (the “Leverage Capital Ratio”) of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, is 3.0% for entities that meet certain specified criteria, including having the highest regulatory rating. All others generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The FDIC’s guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets, and the FDIC has indicated that it will consider a bank’s “Tangible Leverage Ratio” (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities. On             , 2009, 1st Financial’s Leverage Capital Ratio was             % and Mountain 1st’s Leverage Capital Ratio was             %, which exceeded the required minimum levels. On the same date, AB&T’s Leverage Capital Ratio was             % and Alliance’s Leverage Capital Ratio was             %, which also exceeded the required minimum levels.

A bank’s capital category is determined for the purpose of applying “prompt corrective action” rules adopted by the various federal banking regulators, and they do not necessarily constitute an accurate representation of a bank’s overall financial condition or prospects for other purposes. (See “— Prompt Corrective Action” on page             .) A failure to meet capital guidelines could subject a bank holding company or bank to a variety of enforcement remedies under those rules, including the issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed on FDIC-insured banks that fail to meet applicable capital requirements.

The FRB and the FDIC also consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluating an entity’s capital adequacy. Banks with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank’s trading activities.

Prompt Corrective Action

Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators have established five capital categories (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized”). The regulators are required to take certain mandatory supervisory actions, and they are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of any actions taken will depend upon the capital category in which an institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulators to appoint a receiver or conservator for an institution that is critically undercapitalized.

Under the final agency rules implementing the prompt corrective action provisions, an institution is deemed to be “well capitalized” if it (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency. An institution is considered to be “adequately capitalized” if it has a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered to be “undercapitalized.” A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered to be “significantly undercapitalized,” and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be “critically undercapitalized.” For purposes of the regulation, the term “tangible equity” includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

An institution that is categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to its federal banking agency. An

“undercapitalized” institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any “undercapitalized” depository institution to take any of the actions it is required to or may take with respect to a “significantly undercapitalized” institution as described above if it determines that those actions are necessary to carry out the purpose of the law. On                     , 2009, 1st Financial and AB&T each had the requisite capital levels to qualify as “well capitalized.”

Limitations on Cash Dividends

Under North Carolina law, 1st Financial and AB&T are authorized to pay dividends as declared by their Boards of Directors, provided that no such distribution results in insolvency on a going concern or balance sheet basis. However, although 1st Financial and AB&T are legal entities separate and distinct from their bank subsidiaries, their principal sources of funds with which they can pay dividends to their shareholders are dividends received from their bank subsidiaries. For that reason, 1st Financial’s and AB&T’s abilities to pay dividends effectively are subject to the same limitations that apply to Mountain 1st and Alliance.

Under North Carolina law, commercial banks, such as Mountain 1st and Alliance, may pay dividends only from undivided profits. However, if their surplus is less than 50% of their paid-in capital stock, their directors may not declare any cash dividend until they have transferred from undivided profits to surplus 25% of undivided profits or any lesser percentage necessary to raise surplus to an amount equal to 50% of paid-in capital. The Commissioner’s approvals of Mountain 1st’s and Alliance’s organizations during 2004 were conditioned on the requirement that, for a period of three years following the time they began banking operations, neither would pay any cash dividend without the Commissioner’s prior approval. These prohibitions expired in 2007. Mountain 1st’s Board of Directors announced the Mountain 1 st’s first, and so far only, cash dividend in the fourth quarter of 2007. AB&T and Alliance have not paid any cash dividends to date.

In addition to these restrictions, other state and federal statutory and regulatory restrictions apply to 1st Financial’s and AB&T’s payment of cash dividends on their common stock. As insured depository institutions, federal law prohibits a bank from making any capital distributions, including payment of a cash dividend, if it is “undercapitalized” (as that term is defined in the Federal Deposit Insurance Act), or would become undercapitalized after making the distribution. Also, the FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. The FDIC has issued policy statements that provide that insured banks generally should pay dividends only from their current operating earnings, and, under the Federal Deposit Insurance Act, no dividend may be paid by an insured bank while it is in default on any assessment due the FDIC. If the FDIC believes that a bank is engaged in, or is about to engage in, an unsafe or unsound practice, the FDIC may require, after notice and hearing, that bank cease and desist from that practice. A bank’s payment of dividends also could be affected or limited by other factors, such as events or circumstances which lead the FDIC to require (as further described below) that it maintain capital in excess of regulatory guidelines. In the future, 1st Financial’s and AB&T’s ability to declare and pay cash dividends will be subject to their respective Boards of Directors’ evaluations of operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. In addition, 1st Financial and AB&T are also subject to further limitations on cash dividends due to the United States Treasury’s purchases of preferred stock. See “CPP Participation” below.

1st Financial’s management expects to maintain an above average growth rate for the foreseeable future. Therefore, 1st Financial’s management anticipates that any further cash dividends paid for the foreseeable future will be nominal and that the majority of the 1st Financial’s earnings will be retained to support expected growth. Neither 1st Financial nor AB&T can assure you that, in the future, it will have funds available to pay cash dividends or that, even if funds are available, it will pay dividends in any particular amounts or at any particular times, or that it will pay dividends at all.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (“FDIRA”). Among other things, FDIRA changes the Federal deposit insurance system by:

•	raising the coverage level for retirement accounts to $250,000;

•	indexing deposit insurance coverage levels for inflation beginning in 2012;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the “DIF”); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorized the FDIC to revise the current risk-based assessment system, subject to notice and comments, and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half the amount of the excess.

On October 3, 2008, President Bush signed the Emergency Economic Stabilization Act of 2008 (“ESSA”), which temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The temporary increase in deposit insurance coverage became effective upon the President’s signature. The legislation provides that the basic deposit insurance limit will return to $100,000 after December 31, 2009.

FDIC Temporary Liquidity Guarantee Program

Pursuant to the EESA, the maximum deposit insurance amount per depositor has been increased from $100,000 to $250,000 until December 31, 2009. Additionally, on October 14, 2008, after receiving a recommendation from the boards of the FDIC and the Federal Reserve, and consulting with President Bush, the Secretary of the Treasury signed the systemic risk exception to the FDIC Act, enabling the FDIC to establish its Temporary Liquidity Guarantee Program (“TLGP”). Under the transaction account guarantee program of the TLGP, the FDIC will fully guarantee, until the end of 2009, all non-interest-bearing transaction accounts, including NOW accounts with interest rates of 0.5 percent or less and IOLTAs (lawyer trust accounts). The TLGP also guarantees all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008, and June 30, 2009, with a stated maturity greater than 30 days. All eligible institutions were permitted to participate in both of the components of the TLGP without cost for the first 30 days of the program. Following the initial 30 day grace period, institutions were assessed at the rate of ten basis points for transaction account balances in excess of $250,000 for the transaction account guarantee program and at the rate of either 50, 75, or 100 basis points of the amount of debt issued, depending on the maturity date of the guaranteed debt, for the debt guarantee program. Institutions were required to opt-out of the TLGP if they did not wish to participate. 1st Financial chose not to participate (opt-out) of debt guarantee program component of the TGLP, but elected to participate in the deposit guarantee program. AB&T did not opt out of either component of the TGLP.

FDIC Insurance Assessments

Under the Federal Deposit Insurance Reform Act of 2005 (“FDIRA”), the FDIC uses a revised risk-based assessment system to determine the amount of a bank’s deposit insurance assessment based on the evaluation of the probability that the DIF will incur a loss with respect to that bank. That evaluation takes into consideration risks attributable to different categories and concentrations of assets and liabilities and any other factors the FDIC considers to be relevant, including information obtained from the Commissioner. A higher assessment rate results in an increase in the assessments a bank pays the FDIC for deposit insurance.

Under the Federal Deposit Insurance Act, the FDIC may terminate a bank’s deposit insurance if it finds that bank has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operation, or has violated applicable laws, regulations, rules, or orders.

The FDIC is responsible for maintaining the adequacy of the DIF, and the amount a bank pays for deposit insurance is influenced not only by the assessment of the risk it poses to the DIF, but also by the adequacy of the insurance fund at any time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds such an increase to be necessary in order to adequately maintain the DIF.

On February 27, 2009, the Board of Directors of the Federal Deposit Insurance Corporation (FDIC) voted to amend the restoration plan for the Deposit Insurance Fund. The Board took action by imposing a special assessment on insured institutions of 20 basis points, implementing changes to the risk-based assessment systems, and increased regular premium rates for 2009, which banks must pay on top of the special assessment. The 20 basis point special assessment on the industry will be as of June 30, 2009 payable on September 30, 2009. On March 5, 2009, the FDIC Chairman announced that the FDIC intends to lower the special assessment from 20 basis points to 10 basis points. The approval of the cutback is contingent on whether Congress approves legislation that would expand the FDIC’s line of credit with the Treasury to $100 billion. Legislation to increase the FDIC’s borrowing authority on a permanent basis is also expected to advance to Congress.

For the year ended December 31, 2008, Mountain 1st paid approximately $395 thousand in deposit insurance premiums. As a result of the special assessment and an approximate 100% increase in regular assessments, Mountain 1st projects it will experience an increase in FDIC assessment expense by approximately $1.8 million from 2008 to 2009 if the special assessment is 20 basis points, and approximately $1.3 million if the special assessment is 10 basis points. Alliance paid approximately $84 thousand in deposit insurance for the year ended December 31, 2008. Alliance projects it will experience an increase in FDIC assessment expense by approximately $318,000 thousand from 2008 to 2009 if the special assessment is 20 basis points, and approximately $201 thousand if the special assessment is 10 basis points

All FDIC rates, including the special assessment, are subject to change at the discretion of the Board of Directors of the FDIC.

Community Reinvestment

Under the Community Reinvestment Act (“CRA”), as implemented by regulations of the FDIC, an insured institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop, consistent with the CRA, the types of products and services that it believes are best suited to its particular community. The CRA requires the federal banking regulators, in connection with their examinations of insured institutions, to assess the institutions’ records of meeting the credit needs of their communities, using the ratings of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance,” and to take those records into account in its evaluation of certain applications by those institutions. All institutions are required to make public disclosure of their CRA performance ratings. In their most recent CRA examinations, both Mountain 1st and Aliance received “satisfactory” ratings.

Federal Securities Law

1st Financial’s and AB&T’s common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, so both 1st Financial and AB&T file reports with the SEC. As a result of these registrations, the proxy and tender offer rules, insider trading reporting requirements, annual and periodic reporting, and other requirements of the Exchange Act apply to 1st Financial and AB&T.

Transactions with Affiliates

Although neither Mountain 1st nor Alliance is a member of the Federal Reserve System, both are subject to the provisions of Sections 23A and 23B of the Federal Reserve Act. Section 23A places limits on the amount of:

•	A bank’s loans or extensions of credit to, or investment in, its affiliates;

•	Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	The amount of loans or extensions of credit by a bank to third parties which are collateralized by the securities or obligations of the bank’s affiliates; and

•	A bank’s guarantee, acceptance, or letter of credit issued on behalf of one of its affiliates.

Transactions of the type described above are limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of these transactions also must meet specified collateral requirements. Mountain 1st and Alliance also must comply with other provisions designed to avoid purchasing low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits a bank from engaging in these affiliate transactions unless the transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Federal law also places restrictions on a bank’s ability to extend credit to executive officers, directors, principal shareholders, and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Loans to One Borrower

Mountain 1st and Alliance are subject to the Commissioner’s loans to one borrower limits, which are substantially the same as those applicable to national banks. Under these limits, no loans or extensions of credit to any borrower outstanding at one time and not fully secured by readily marketable collateral shall exceed 15% of the unimpaired capital and unimpaired surplus of the bank. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and unimpaired surplus.

Reserve Requirements

Under Federal Reserve Board regulations, Mountain 1st and Alliance must maintain average daily reserves against their transaction accounts. They are not required to maintain reserves on the first $10.3 million of transaction accounts, but must maintain reserves equal to 3.0% on the aggregate balances of those accounts between $10.3 million and $44.4 million, and reserves equal to 10.0% on aggregate balances in excess of $44.4 million. The Federal Reserve Board may adjust these percentages. Because Mountain 1st’s and Alliance’s reserves are required to be maintained in the form of vault cash or in a non-interest-bearing or low interest account at a Federal Reserve Bank or a correspondent bank, one effect of the reserve requirement is to reduce the amount of their interest-earning assets. During 2007, Mountain 1st adopted an internal deposit reclassification system (approved by the Federal Reserve Board of Governors under Regulation D) whereby significant portions of interest-bearing and noninterest bearing transaction accounts were transferred to a non-reservable savings account status. As a result, all required reserves at December 31, 2008, and December 31, 2007, were met by the Mountain 1st’s vault cash.

Interstate Banking and Branching

The Bank Holding Company Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Law”), generally permits adequately capitalized and managed bank holding companies to acquire control of the assets of other banks, including branches, in any state. Acquisitions are subject to antitrust provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to accelerate the effective date for interstate mergers by adopting a law authorizing such transactions prior to June 1, 1997, or it could “opt out” and thereby prohibit interstate branching by enacting legislation to that effect prior to that date. The Interstate Banking law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to certain conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Gramm-Leach-Bliley Act

The federal Gramm-Leach-Bliley Act enacted in 1999 (the “GLB Act”) dramatically changed various federal laws governing the banking, securities and insurance industries. The GLB Act permits bank holding companies to become “financial holding companies” and, in general (1) expands opportunities to affiliate with securities firms and insurance companies; (2) overrides certain state laws that would prohibit certain banking and insurance affiliations; (3) expands the activities in which banks and bank holding companies may participate; (4) requires that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; (5) reorganizes responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies; and (6) requires banks to adopt and implement policies and procedures for the protection of the financial privacy of their customers, including procedures that allow customers to elect that certain financial information not be disclosed to certain persons.

Neither 1st Financial nor AB&T has chosen to become a “financial holding company” and engage in expanded financial activities under the GLB Act.

The GLB Act has expanded opportunities for banks and bank holding companies to provide services and engage in other revenue-generating activities that previously were prohibited to them. However, this expanded authority also presents smaller banks with new challenges as their larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions.

USA Patriot Act of 2001

The USA Patriot Act of 2001 was enacted in response to the terrorist attacks that occurred in the United States on September 11, 2001. The Act is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The Act’s impact on financial institutions of all kinds is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency requirements and imposes various other regulatory requirements, including standards for verifying customer identification at account opening and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, which became effective during 2002, is sweeping federal legislation addressing accounting, corporate governance and disclosure issues. The impact of the Sarbanes-Oxley Act is wide-ranging as it applies to all public companies and imposes significant new requirements for public company governance and disclosure requirements.

In general, the Sarbanes-Oxley Act mandated corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process and created a new regulatory body to oversee auditors of public companies. The Sarbanes-Oxley Act backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including 1st Financial and AB&T, have been and will continue to be significant in terms of the time, resources, and costs associated with compliance. Because the Act, for the most part, applies equally to larger and smaller public companies, 1st Financial and AB&T continue to be presented with additional challenges as smaller, community-oriented financial institutions seeking to compete with larger financial institutions in their markets.

Emergency Economic Stabilization Act of 2008 (EESA)

In response to recent extraordinary market turmoil, the Congress enacted the Emergency Economic Stabilization Act (“EESA”) in October 2008. EESA authorizes the Secretary of the Treasury to purchase or guarantee up to $700 billion in troubled assets from financial institutions under the Troubled Assets Relief Program (“TARP”). Pursuant to authority granted under EESA, the Secretary has created the TARP Capital Purchase Program (“CPP”) under which the Treasury Department will invest up to $250 billion in senior preferred stock of healthy U.S. banks and savings associations or their holding companies. Qualifying financial institutions may issue senior preferred stock with a value equal to not less than 1% of risk-weighted assets and not more than the lesser of $25 billion or 3% of risk-weighted assets.

Institutions participating in the TARP or CPP are required to issue warrants for common or preferred stock or senior debt to the Treasury. If an institution participates in the CPP or if the Secretary acquires a meaningful equity or debt position in the institution as a result of TARP participation, the institution is required to meet certain standards for executive compensation and corporate governance, including a prohibition against incentives to take unnecessary and excessive risks, recovery of bonuses paid to senior executives based on materially inaccurate earnings or other statements and a prohibition against agreements for the payment of golden parachutes. Institutions that sell more than $300 million in assets under TARP auctions or participate in the CPP will not be entitled to a tax deduction for compensation in excess of $500,000 paid to its chief executive or chief financial official or any of its other three most highly compensated officers. In addition, any severance paid to such officers for involuntary termination or termination in connection with a bankruptcy or receivership will be subject to the golden parachute rules under the Internal Revenue Code. Additional standards with respect to executive compensation and corporate governance for institutions that have participated or will participate in the TARP (including the CPP) were enacted as part of the ARRA, described below.

CPP Participation

1st Financial, on November 14, 2008, and AB&T, on January 23, 2009, entered into purchase agreements with the Treasury Department under the CPP. 1st Financial, under its purchase agreement, issued 16,369 shares of its “Fixed Rate Cumulative Perpetual Preferred Stock, Series A,” with a liquidation amount per share equal to $1 thousand, for a total price of $16,369,000. AB&T, under its purchase agreement, issued 3,500 shares of its “Fixed Rate Cumulative Perpetual Preferred Stock, Series A,” with a liquidation amount per share equal to $1 thousand, for a total price of $3,500,000. The preferred stock is to pay cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Under their purchase agreements, 1st Financial and AB&T may not redeem the preferred stock issued to the Treasury Department during the first three years except with the proceeds from a “qualified equity offering” (as defined in amended articles of incorporation adopted pursuant to their purchase agreements). However, under the ARRA, described below, it appears that 1st Financial and AB&T may redeem the preferred stock at any time, without a “qualified equity offering”, provided they obtain the approvals of their primary federal regulator. After three years, 1st Financial and AB&T may, at their option, redeem the preferred stock at par value plus accrued and unpaid dividends. The preferred stock is generally non-voting, but does have the right to vote as a class on the issuance of any senior preferred stock, any change in its terms, or any merger, exchange or similar transaction that would adversely affect its rights. The holder(s) of preferred stock also have the right to elect two directors if dividends have not been paid for six periods.

As part of its purchase of 1st Financial’s and AB&T’s preferred stock, the Treasury Department received warrants to purchase (1) 276,815 shares of 1st Financial’s common stock at a per share exercise price of $8.87, and (2) 80,153 shares of AB&T’s common stock at a per share exercise price of $6.55. These warrants provide for the adjustment of the exercise price and the number of shares of common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of common stock, and upon certain issuances of common stock at or below a specified price relative to the initial exercise price. The warrants expire ten years from their issuance dates. If, on or prior to December 31, 2009, 1st Financial or AB&T receive aggregate gross cash proceeds of not less than the amounts the Treasury Department paid for the preferred stock from “qualified equity offerings” announced after the purchase dates, the number of shares of common stock issuable on the Treasury Department’s exercise of the warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the warrant. Under the ARRA, the warrant would be liquidated upon the redemption of the preferred stock. Under the purchase agreements, the Treasury Department has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrants.

Both the preferred stock and the warrant will be accounted for as components of Tier 1 capital.

Prior to November 14, 2011, in the case of 1st Financial, and January 23, 2012, in the case of AB&T, unless the preferred stock has been redeemed or transferred by the Treasury Department to a third party, the Treasury Department’s consent will be required (1) for 1st Financial to declare or pay any dividend or make any distribution on its common stock other than dividends not exceeding $0.10 per share of common stock per fiscal year, (2) for AB&T to declare or pay any dividend or make any distribution on its common stock, or (3) for either 1st Financial or AB&T to redeem, purchase, or acquire any shares of their common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practices and certain other circumstances specified in the purchase Agreements.

American Recovery and Reinvestment Act of 2009 (ARRA)

Congress enacted the American Recovery and Reinvestment Act of 2009 (“ARRA”) on February 17, 2009. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate governance obligations on all current and future CPP participants, including 1st Financial and AB&T, until they have redeemed the preferred stock they sold to the Treasury Department. ARRA also provides that CPP participants may redeem preferred stock purchased by the Treasury Department without regard to the three year holding period and without the need to raise new capital, subject to approval of their primary federal regulator. The executive compensation restrictions under ARRA (described below) are more stringent than those currently in effect under the CPP, but it is yet unclear how these executive compensation standards will relate to the similar standards recently announced by the Treasury Department, or whether the standards will be considered effective immediately or only after implementing regulations are issued by the Treasury Department.

ARRA amends Section 111 of the EESA to require the Secretary of the Treasury to adopt additional standards on executive compensation and corporate governance for CPP participants (including 1st Financial and AB&T). The standards required to be established by the Secretary include, in part, (1) prohibitions on making golden parachute payments to senior executive officers and the next 5 most highly-compensated employees during such time as any obligation arising from financial assistance provided under the TARP remains outstanding (the “Restricted Period”), (2) prohibitions on paying or accruing bonuses or other incentive awards for certain senior executive officers and employees, except for awards of long-term restricted stock with a value equal to no greater than 1/3 of the subject employee’s annual compensation that do not fully vest during the Restricted Period or unless such compensation is pursuant to a valid written employment contract made prior to February 11, 2009, (3) requirements that TARP CPP participants provide for the recovery of any bonus or incentive compensation paid to their senior executive officers and their next 20 most highly-compensated employees based on statements of earnings, revenues, gains, or other criteria later found to be materially inaccurate, with the Secretary having authority to negotiate for reimbursement, and (4) a review by the Secretary of all bonuses and other compensation paid by TARP participants to senior executive employees and the next 20 most highly-compensated employees before the date of enactment of ARRA to determine whether such payments were inconsistent with the purposes of the Act.

ARRA also sets forth additional corporate governance obligations for TARP recipients, including requirements for the Secretary to establish standards that provide for semi-annual meetings of compensation committees of the board of directors to discuss and evaluate employee compensation plans in light of an assessment of any risk posed from such compensation plans. TARP recipients are further required by the to have in place company-wide policies regarding excessive or luxury expenditures, permit non-binding shareholder “say-on-pay” proposals to be included in proxy materials, and provide written certifications by the chief executive officer and chief financial officer with respect to compliance. The Secretary is required to promulgate regulations to implement the executive compensation and certain corporate governance provisions detailed in ARRA.

Other

The federal banking agencies, including the FDIC, have developed joint regulations requiring annual examinations of all insured depository institutions by the appropriate federal banking agency, with some exceptions for small, well-capitalized institutions and state-chartered institutions examined by state regulators. These regulations also establish requirements for operational and managerial standards, asset quality, earnings, and stock valuation standards for insured depository institutions as well as compensation standards when such compensation would endanger the insured depository institution or would constitute an unsafe practice.

In addition, Mountain 1st and Alliance are subject to various other state and federal laws and regulations, including state usury laws; laws relating to fiduciaries, consumer credit and equal credit; fair credit reporting laws, and laws relating to branch banking. As an insured North Carolina commercial banks, Mountain 1st and Alliance are prohibited from engaging as principal in activities that are not permitted for national banks, unless (i) the FDIC determines that the activity would pose no significant risk to the deposit insurance fund and (ii) the bank is, and continues to be, in compliance with all applicable capital standards.

CAPITAL STOCK OF 1ST FINANCIAL

Description of Capital Stock

Authorized Capital.    1st Financial’s authorized capital stock currently consists of 20,000,000 shares of $5.00 par value common stock, and 10,000,000 shares of no par value Class B stock, which 1st Financial’s Board of Directors may authorize and issue from time to time, in one or more series, and fix and determine the relative rights, limitations and preferences of each series of shares at the time of issuance. 1st Financial had 5,001,248 shares of its common stock issued and outstanding on                 , 2009. 1st Financial’s Board of Directors has created “Series A” of its Class B stock, authorized the issuance of up to 20,000 shares of Series A, and issued 16,369 shares of Series A to the United States Treasury. Shares of 1st Financial common stock represent equity interests in 1st Financial and are not deposits or savings accounts and are not obligations of or guaranteed by 1st Financial or Mountain 1st. They are not insured by the FDIC or any other government agency and are subject to investment risk, including the possible loss of principal.

Voting Rights.    Holders of 1st Financial common stock are entitled to one vote per share held of record on all matters submitted to a vote of 1st Financial’s shareholders. Holders of 1st Financial preferred stock are entitled to very limited voting rights under North Carolina law and under 1st Financial’s Articles of Incorporation.

The North Carolina Control Share Acquisition Act, in general, provides that shares of voting stock of a corporation (to which that Act applies) acquired in a “control share acquisition” (“Control Shares”) will have no voting rights unless those rights are granted by resolution adopted by the holders of at least a majority of the outstanding shares of the corporation entitled to vote in the election of directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by any officer or director who is also an employee of the corporation. “Control Shares” are defined as shares of a corporation acquired by any person which, when added to the shares already owned by that person, would entitle the person (except for the application of the Act) to voting power in the election of directors equal to or greater than (1) one-fifth of all voting power, (2) one-third of all voting power, or (3) a majority of all voting power. “Control share acquisition” means the acquisition by any person of beneficial ownership of Control Shares with certain exceptions, including an acquisition pursuant to certain agreements of merger or consolidation to which the corporation is a party, and purchases of shares directly from the corporation.

Election of Directors.    1st Financial’s Bylaws provide that its Board of Directors is divided into three classes and directors are elected to staggered three-year terms, and that each year the terms of the directors in one class expire and directors in that class are elected for new three-year terms or until their respective successors have been duly elected and qualified. Members of 1 st Financial’s Board of Directors are elected each year at the annual meeting for terms of one year. Shareholders have no right to vote cumulatively in the election of 1st Financial’s directors. The Bylaws further provide that 1st Financial’s Board of Directors shall consist of not less than five nor more than 20 members, and the Board is authorized to set and change the actual number of directors from time to time within those limits.

Charter Amendments.    Subject to certain conditions, an amendment to 1st Financial’s charter, including an amendment to increase or change 1st Financial’s authorized capital stock, may be effected if the amendment is recommended to 1st Financial’s shareholders by the Board of Directors and if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment.

Merger, Share Exchange, Sale of Assets and Dissolution.    In general, North Carolina law requires that any merger, share exchange, voluntary liquidation or transfer of substantially all the assets (other than in the ordinary course of business) of a business corporation be recommended to its shareholders by its board of directors and be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of its voting stock.

However, under the North Carolina Shareholder Protection Act, the affirmative vote of the holders of 95% of 1st Financial’s outstanding voting shares (voting as a single class, but excluding shares owned by an “interested shareholder”) is required to approve certain business combinations between 1st Financial and an entity which owns more than 10% of 1st Financial’s voting shares.

Dividends.    Holders of 1st Financial common stock are entitled to dividends if and when declared by 1st Financial’s Board of Directors from funds legally available, whether in cash or in stock. (See “ — Differences in Capital Stock of 1st Financial and AB&T” below.)

Liquidation.    Holders of 1st Financial common stock are entitled, upon a liquidation, dissolution or winding up of 1st Financial, to participate ratably in the distribution of assets legally available for distribution to holders of common stock.

Miscellaneous.    1st Financial’s shareholders do not have preemptive rights to acquire other or additional shares which might be issued by 1st Financial in the future, and they do not have any redemption, sinking fund or conversion rights. First-Citizens Bank & Trust Company currently serves as the registrar and transfer agent for 1st Financial common stock.

“Anti-takeover” Charter Provisions.    1st Financial’s Articles of Incorporation and Bylaws contain certain provisions that could be considered to be “anti-takeover” in nature and, under some circumstances, may be used as, or have the effect of, a deterrent to an acquisition or change in control of 1st Financial, whether or not such a transaction was favored by 1st Financial’s shareholders.

1st Financial’s bylaws contain a shareholder-approved “staggered term” provision which divides its Board of Directors will be divided into three classes and provides for directors to serve staggered three-year terms. Each year the terms of directors in one class expire and directors in that class are to be elected for new three-year terms. The primary purpose of that provision is to encourage continuity on the Board of Directors rather than to establish barriers to a change of control or acquisition of by another entity. But the staggering of terms will lengthen the time it would take a person seeking to acquire control of 1st Financial to replace its directors through the normal election process.

1st Financial’s and Mountain 1st’s articles of incorporation provide that, in deciding what is in the best interests of 1st Financial and its shareholders and Mountain 1st (including any proposed acquisition or change of control), the directors may, but are not required to, consider the effects of its decision on 1st Financial’s and Mountain 1st’s employees, depositors, customers, and creditors, and the communities in which 1st Financial and Mountain 1st operate. These articles specifically provide that the directors may consider in addition to immediate profits, (i) the business and financial condition and earnings prospects of the acquiror person or persons, including without limitation existing debt service and other financial obligations, and financial obligations that would be incurred in connection with the proposed transaction, (ii) the competence, experience, and integrity of the acquiring person or persons and its or their management, and (iii) the prospects for successful completion of the proposed transaction. Those interests could be considered in addition to the long-term and short-term interests of its shareholders. 1st Financial believes the effect on those other constituencies would be a proper consideration for its Board in making decisions about proposed acquisitions or changes in control, but this provision could be used by 1st Financial’s directors to deter an acquisition or change in control.

1st Financial’s Bylaws provide, subject to certain limitations under North Carolina law, that they may be amended or repealed by either its Board of Directors or its shareholders. Therefore, 1st Financial’s Board of Directors is authorized to amend or repeal Bylaws without the approval of 1st Financial’s shareholders. However, a Bylaw adopted, amended or repealed by 1st Financial’s shareholders may not be readopted, amended or repealed by the Board alone unless 1st Financial’s Articles of Incorporation or a Bylaw adopted by its shareholders authorizes the Board of directors to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

1st Financial’s Bylaws provide that special meetings of shareholders may be called only by or at the direction of 1st Financial’s Chief Executive Officer or Board of Directors. Therefore, shareholders have no separate right to call a meeting of shareholders or to require that a meeting be called.

Differences in Capital Stock of 1st Financial and AB&T

General.    Upon completion of the merger, AB&T’s common shareholders will receive 1st Financial common stock for their AB&T common stock and will become common shareholders of 1st Financial. Certain legal distinctions exist between owning AB&T common stock and owning 1st Financial common stock.

The following summary is an overview of the most material differences between the rights of holders of 1st Financial common stock and the rights of holders of AB&T common stock. AB&T’s shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as a shareholder which will result from the merger.

Issuance of Preferred Stock.    AB&T’s Articles of Incorporation authorize it to issue up to one million shares of preferred stock, which AB&T’s Board of Directors may authorize and issue from time to time, in one or more series, and fix and determine the relative rights, limitations and preferences of each series of shares at the time of issuance. AB&T has only issued 3,500 shares, so its Board may issue 996,500 additional shares of preferred stock. 1st Financial’s Articles of Incorporation authorize it to issue up to 10 million shares of Class B stock, which 1st Financial’s Board of Directors may authorize and issue from time to time, in one or more series, and fix and determine the relative rights, limitations and any preferences of each series of shares at the time of issuance. 1st Financial has only issued 16,369 shares, so its Board may issue 9,983,631 additional shares of Class B stock.

Merger, Share Exchange, Sale of Assets or Dissolution.    AB&T’s articles of incorporation contain a provision that requires that any merger, share exchange, sale of assets involving another company that is not approved by a majority of directors not affiliated with the other company involved must be approved by a two-thirds vote of the outstanding shares of all classes of capital stock. 1st Financial’s charter does not contain such a provision.

1st Financial’s charter permits, but does not require, directors considering a change of control to consider, in addition to the interests of 1st Financial’s shareholders, the social and economic effects on employees, depositors, customers, creditors, and communities in which Mountain 1st operates, and to consider in addition to immediate profits, (i) the business and financial condition and earnings prospects of the acquiror person or persons, including without limitation existing debt service and other financial obligations, and financial obligations that would be incurred in connection with the proposed transaction, (ii) the competence, experience, and integrity of the acquiring person or persons and its or their management, and (iii) the prospects for successful completion of the proposed transaction. AB&T’s charter does not contain such a provision.

Appraisal Rights and Rights of Dissenting Shareholders.    Under Chapter 55, a shareholder of a corporation participant in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the “fair value” of his or her shares, as determined by a court, in lieu of the consideration he or she would otherwise receive in the transaction. However, Chapter 55 provides that holders of shares of a North Carolina corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters’ rights unless certain requirements are met. Because 1st Financial has at least 2,000 record shareholders, its shareholders generally have no rights to dissent from mergers, consolidations and certain other corporate transactions to which 1st Financial is a party.

Removal of Directors.    AB&T’s charter provides that shareholders may remove directors only in certain cases involving conviction of crimes involving dishonesty or exclusion or limitation of coverage under AB&T’s bonds or insurance policies. 1st Financial’s charter contains no such limitation, so shareholders may remove a director for any reason.

General Standards for Director Action.    In considering any matter affecting 1st Financial, its directors may consider the social and economic effects on employees, depositors, customers, creditors, and communities in which Mountain 1st operates. AB&T’s charter does not contain such a provision.

INDEMNIFICATION OF 1ST FINANCIAL’S DIRECTORS AND OFFICERS

General

Permissible Indemnification.    In the case of a North Carolina corporation, Chapter 55 allows the corporation, by charter, bylaw, contract, or resolution, to indemnify or agree to indemnify its officers, directors, employees, and agents and any person who is or was serving at the corporation’s request as a director, officer, employee, or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys’ fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation’s charter or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights.

The corporation may indemnify such person against liability expenses incurred only where such person conducted himself or herself in good faith and reasonably believed (1) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation’s best interests, and (2) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification.    Unless limited by the corporation’s charter, Chapter 55 requires a North Carolina corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

Advance for Expenses.    Expenses incurred by a director, officer, employee, or agent of a North Carolina corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors in the specific case, or as authorized by the charter or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced, unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

Court-Ordered Indemnification.    Unless otherwise provided in the corporation’s charter, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either (1) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (2) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification.    Chapter 55 defines “director” to include former directors and the estate or personal representative of a director. Unless its charter provides otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its charter or bylaws, by general or specific action of its board of directors, or by contract.

Indemnification by 1st Financial

1st Financial’s and Mountain 1st’s Bylaws provide for indemnification of their directors and officers to the fullest extent permitted by North Carolina law and require their respective Boards of Directors to take all actions necessary and appropriate to authorize such indemnification.

Under North Carolina law, a corporation also may purchase insurance on behalf of any person who is or was a director or officer against any liability arising out of his status as such. 1st Financial and Mountain 1st currently maintain a directors’ and officers’ liability insurance policy and its coverage is applicable to all their directors and officers.

Elimination of Director Liability

1st Financial’s Articles of Incorporation provide, in a manner similar to AB&T’s bylaws, that to the fullest extent permitted by Chapter 55 as it exists or may be amended, no person who is serving or who has served as a director of 1st Financial shall be personally liable to 1st Financial or any of its shareholders or otherwise for monetary damages for breach of any duty as a director. Under Chapter 55, this provision will not affect a director’s liability for (1) acts or omissions that the director knew or believed were clearly in conflict with the best interests of the corporation, (2) unlawful distributions by the corporation, (3) a transaction in which the director derived an improper personal benefit, or (4) acts or omissions occurring before the date the provision becomes effective.

LEGAL MATTERS

The validity of the 1st Financial common stock to be issued in connection with the merger is being passed upon for 1 st Financial by Ward and Smith, P.A., Raleigh, North Carolina. Certain legal matters relating to the merger will be passed upon for AB&T by Gaeta  & Eveson, P.A., Raleigh, North Carolina.

EXPERTS

The consolidated financial statements of 1st Financial as of December 31, 2008, which are included in this Joint Proxy Statement/Prospectus, have been audited by Brown, Edwards & Company, LLP, an independent registered public accounting firm, as indicated in their report which is included herein. The consolidated financial statements of 1st Financial Services Corporation (formerly, Mountain 1st Bank & Trust Company), as of December 31, 2007, and for each of the years in the two-year period ended December 31, 2007, which are included in this Joint Proxy Statement/Prospectus, have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as indicated in their report which is included herein.

The consolidated financial statements of AB&T Financial Corporation (formerly Alliance Bank & Trust Company), as of and for the two year period ended December 31, 2008, which are included in this Joint Proxy Statement/Prospectus, have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as indicated in their report which is included herein.

CONSOLIDATED FINANCIAL STATEMENTS

OF

1ST FINANCIAL SERVICES CORPORATION

For the Years Ended December 31, 2008, 2007 and 2006

Management’s Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance to the company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control — Integrated Framework, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2008.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the financial statements and other financial information contained in this report. The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting for the year ended December 31, 2008. The Company’s registered public accounting firm was not required to issue an attestation on its internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission.

/s/ Gregory L. Gibson	/s/ Roger A. Mobley
Gregory L. Gibson Chief Executive Officer	Roger A. Mobley Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

    and Stockholders

1st Financial Services Corporation

Hendersonville, NC

We have audited the accompanying consolidated balance sheet of 1st Financial Services Corporation as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for the year then ended. 1st Financial Services Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated balance sheet of 1st Financial Services Corporation as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2007 and 2006 were audited by other auditors whose report dated March 13, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st Financial Services Corporation as of December 31, 2008, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Bluefield, West Virginia

January 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

1st Financial Services Corporation

Hendersonville, North Carolina

We have audited the accompanying balance sheet of Mountain 1st Bank & Trust Company (the predecessor to 1st Financial Services Corporation) as of December 31, 2007, and the related statements of operations, changes in stockholders’ equity and comprehensive income (loss) and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain 1st Bank & Trust Company as of December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina

March 13, 2008

www.elliottdavis.com

1ST FINANCIAL SERVICES CORPORATION

Consolidated Balance Sheets

December 31, 2008 and 2007

(dollars in thousands)

	2008	2007
Assets
Cash and noninterest bearing bank deposits	$10,244	$9,210
Interest bearing deposit with bank	37	69

Total cash and cash equivalents	10,281	9,279
Investment securities available for sale	86,801	61,115
Investment securities held to maturity	824	—
Restricted equity securities	5,140	2,501
Loans held for sale	4,177	5,035
Loans, net of allowance for loan losses of $9,013 at December 31, 2008 and $7,571 at December 31, 2007	570,843	509,337
Bank owned life insurance	11,518	6,000
Property and equipment, net	7,140	6,555
Accrued interest receivable	3,138	3,534
Other assets	7,274	3,135

Total assets	$707,136	$606,491

Liabilities and Stockholders’ Equity

Liabilities:
Demand deposits	$57,950	$50,994
NOW accounts	56,000	50,504
Savings deposits	76,899	53,044
Money market accounts	35,798	26,552
Time deposits under $100	187,843	179,085
Time deposits of $100 and greater	176,524	168,926

Total deposits	591,014	529,105
Federal funds purchased and securities sold under agreements to repurchase	1,372	9,458
Borrowings	48,000	15,000
Accrued interest payable	3,313	5,209
Other liabilities	867	1,507

Total liabilities	644,566	560,279

Commitments and contingencies (Note 13)	—	—
Stockholders’ equity:
Preferred stock, no par value. Authorized 10,000,000 shares; issued and outstanding 16,369 and 0 shares at December 31, 2008 and December 31, 2007, respectively	15,380	—
Common stock, $5.00 par value; 20,000,000 shares authorized; 4,997,027 shares issued and outstanding at December 31, 2008 and 2007	24,985	24,985
Common stock warrants	1,016	—
Additional paid-in capital	17,778	17,734
Retained earnings	3,933	3,621
Accumulated other comprehensive (loss)	(522)	(128)

Total stockholders’ equity	62,570	46,212

Total liabilities and stockholders’ equity	$707,136	$606,491

See accompanying notes to consolidated financial statements

1ST FINANCIAL SERVICES CORPORATION

Consolidated Statements of Operations

For the Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands except per share data)

	2008	2007	2006
Interest income
Loans and fees on loans	$35,635	$36,861	$25,533
Investment securities	2,897	3,844	3,120
Interest-bearing bank balances	1	1	27
Federal funds sold	17	34	608

Total interest income	38,550	40,740	29,288

Interest expense
Deposits	16,479	19,135	13,329
Federal funds purchased and securities sold under agreements to repurchase	255	382	100
Other borrowings	1,171	158	—

Total interest expense	17,905	19,675	13,429

Net interest income	20,645	21,065	15,859
Provision for loan losses	6,520	3,390	2,396

Net interest income after provision for loan losses	14,125	17,675	13,463

Noninterest income
Service charges on deposit accounts	1,651	1,214	856
Mortgage origination income	1,714	2,333	2,165
Other service charges and fees	735	633	391
Increase in cash surrender value of life insurance	518	105	85
Net realized gain on sale of investment securities	146	(16)	8
Other income	60	25	—

Total noninterest income	4,824	4,294	3,505

Noninterest expense
Salaries and employee benefits	8,915	8,565	6,920
Occupancy	1,482	1,145	828
Equipment	1,207	1,027	810
Advertising	926	886	956
Data processing and telecommunication	2,279	1,745	1,246
Deposit insurance premiums	395	273	38
Professional fees	857	708	506
Printing and supplies expense	320	327	256
Other general and administrative	2,131	1,535	1,119

Total noninterest expense	18,512	16,211	12,679

Income before income taxes	437	5,758	4,289
Income tax expense	98	2,218	1,509

Net income	$339	$3,540	$2,780
Accretion of preferred stock to redemption value	27	—	—
Preferred dividends accrued	105	—	—

Net income available to common stockholders	$207	$3,540	$2,780

Basic income per share(1)	$0.04	$0.71	$0.56

Diluted income per share(1)	$0.04	$0.66	$0.51

Basic weighted average shares outstanding(1)	4,997,027	4,988,604	4,977,795

Diluted weighted average shares outstanding(1)	5,211,060	5,381,687	5,442,835

(1)	Amounts have been adjusted for all stock splits

See accompanying notes to financial statements

1ST FINANCIAL SERVICES CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income(Loss)

For the Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands except share data)

	Common Stock		Preferred Stock		Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total

	Shares	Amount	Shares	Amount
Balance, December 31, 2005	3,975,874	$19,879	—	$—	$—	$22,479	$(2,199)	$(288)	$39,871
Exercise of stock options	12,341	62	—	—	—	61	—	—	123
Stock split, effected in the form of a stock dividend	996,314	4,981	—	—	—	(4,981)	—	—	—
Fractional shares purchased	—	—	—	—	—	(23)	—	—	(23)
Stock compensation expense	—	—	—	—	—	55	—	—	55
Comprehensive loss									—
Net income	—	—	—	—	—	—	2,780	—	2,780
Net unrealized gain on investment securities available for sale, net of income taxes of $87	—	—	—	—	—	—	—	172	172
Reclassification adjustment for gains included in net income, net of income taxes of $8	—	—	—	—	—	—	—	17	17

Total comprehensive income	—	—	—	—	—	—	—	—	2,969

Balance, December 31, 2006	4,984,529	24,922	—	—	—	17,591	581	(99)	42,995
Exercise of stock options	12,498	63	—	—	—	44	—	—	107
Cash dividend ($.10 per share)	—	—	—	—	—	—	(500)	—	(500)
Stock compensation expense	—	—	—	—	—	99	—	—	99
Comprehensive income
Net income	—	—	—	—	—	—	3,540	—	3,540
Net unrealized gain on investment securities available for sale, net of income taxes of $(3)	—	—	—	—	—	—	—	(5)	(5)
Reclassification adjustment for gains included in net income, net of income taxes of $(8)	—	—	—	—	—	—	—	(24)	(24)

Total comprehensive income	—	—	—	—	—	—			3,511

Balance, December 31, 2007	4,997,027	24,985	—	—	—	17,734	3,621	(128)	46,212
Stock compensation expense	—	—	—	—	—	44	—	—	44
Issuance of preferred stock	—	—	16,369	15,353	—	—	—	—	15,353
Issuance of common stock warrants	—	—	—	—	1,016	—	—	—	1,016
Accretion of Preferred Stock to redemption value	—	—	—	27	—	—	(27)	—	—
Comprehensive loss
Net income	—	—	—	—	—	—	339	—	339
Net unrealized gain on investment securities available for sale, net of income taxes of $(151)	—	—	—	—	—	—	—	(291)	(291)
Reclassification adjustment for gains included in net income, net of income taxes of $(52)	—	—	—	—	—	—	—	(103)	(103)

Total comprehensive loss	—	—	—	—	—	—	—	—	(55)

Balance, December 31, 2008	4,997,027	$24,985	16,369	$15,380	$1,016	$17,778	$3,933	$(522)	$62,570

See accompanying notes to financial statements

1ST FINANCIAL SERVICES CORPORATION

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands)

	2008	2007	2006
Cash flows from operating activities
Net income	$339	$3,540	$2,780
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	1,299	991	644
Provision for loan losses	6,520	3,390	2,396
Deferred income taxes	893	(341)	(744)
Amortization of premium on securities, net of discount accretion	345	186	119
Origination of available for sale loans	(97,072)	(120,531)	(106,078)
Sales of available for sale loans	97,930	119,513	106,946
Net realized loss (gains) on sales of investment securities	(146)	16	(8)
Stock compensation expense	44	99	55
Increase in cash surrender value of bank owned life insurance	(518)	—	—
Changes in assets and liabilities:
Accrued interest receivable	396	(724)	(1,273)
Other assets	(2,705)	(100)	(136)
Accrued interest payable	(1,896)	1,042	2,305
Other liabilities	(640)	868	(243)

Net cash provided by operating activities	4,789	7,949	6,763

Cash flows from investing activities
Purchases of investment securities available for sale	(74,300)	(29,667)	(45,918)
Purchases of investment securities held to maturity	(824)	—	—
Sales of investment securities available for sale	21,214	3,096	1,880
Maturities and calls of investment securities	26,601	46,422	24,217
Purchases of restricted equity securities	(5,159)	(2,086)	(1,049)
Sales of restricted equity securities	2,520	990	—
Net increase in loans	(70,147)	(143,311)	(137,340)
Purchase of bank owned life insurance	(5,000)	(6,000)	—
Purchases of property and equipment	(1,884)	(2,977)	(2,168)

Net cash used in investing activities	(106,979)	(133,533)	(160,378)

Cash flows from financing activities
Net increase in deposits	61,909	104,623	144,529
Net increase (decrease) in securities sold under agreements to repurchase and federal funds purchased	(8,086)	5,327	3,922
Proceeds from issuance of preferred stock	15,353	—	—
Proceeds from issuance of warrants	1,016	—	—
Proceeds from issuance of common stock, net	—	107	123
Fractional shares purchased			(23)
Net increase in borrowings	33,000	15,000	—
Dividends paid	—	(500)	—

Net cash provided by financing activities	103,192	124,557	148,551

Net increase in cash and cash equivalents	1,002	(1,027)	(5,064)
Cash and cash equivalents, beginning	61,115	10,306	15,370

Cash and cash equivalents, ending	62,117	9,279	10,306

Supplemental disclosure of cash flow information
Transfer of loans to real estate acquired in settlement of loans	$645	$—	$5

Transfer of loans to repossessions acquired in settlement of loans	$1,476	$670	$—

Interest paid	$19,801	$18,633	$11,123

Taxes paid	$1,816	$2,646	$2,335

See accompanying notes to financial statements

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements

Note 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)	Business and Basis of Presentation

1st Financial Services Corporation (“1st Financial”), formed in May 2008, is the Bank holding company for Mountain 1st Bank & Trust Company (the “Bank”). 1st Financial has no other assets or liabilities other than its investment in the Bank. 1st Financial’s business activity primarily consists of directing the activities of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank. 1st Financial and the Bank are collectively referred to as the “Company” herein.

Mountain 1st Bank & Trust (the “Bank”) is a federally insured non-member commercial bank incorporated and chartered under the laws of North Carolina on April 30, 2004 and commenced operations on May 14, 2004. The Bank provides financial services through its branch network located in western North Carolina and operates under the banking laws of North Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation. The Bank competes with other financial institutions and numerous other non-financial services commercial entities offering financial services products. The Bank is further subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank’s customers are principally located in western North Carolina.

The accounting and reporting policies of the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

(B)	Business Segments

The Bank reports its activities as a single business segment. In determining proper segment definition, the Bank considers the materiality of a potential segment and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

(C)	Principles of Consolidation
The consolidated financial statements include the accounts of 1st Financial Services Corporation and its wholly-owned subsidiary Mountain 1st Bank & Trust. All intercompany transactions and balances have been eliminated in consolidation.

(D)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

(E)	Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term interest-bearing deposits and federal funds sold. Cash and cash equivalents have maturities of three months or less. Accordingly, the carrying amount of such instruments is considered to be a reasonable estimate of fair value.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

(F)	Investment Securities

Management determines the appropriate classification of investment securities at the time of purchase. Securities are classified as held to maturity (HTM) when the Bank has both the positive intent and ability to hold the securities to maturity. HTM securities are stated at amortized cost. Securities that are bought and held principally for the purpose of selling in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Securities not classified as HTM or trading are classified as available for sale (AFS). AFS securities are stated at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of stockholders’ equity.

The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

A decline in the market value of any AFS or HTM security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Bank considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

At December 31, 2008 and 2007, the Bank had no trading assets. At those dates, all of the Bank’s investment securities were classified as AFS or HTM.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. The cost of securities sold is based on the specific identification method. Gains and losses are recorded on the trade date.

(G)	Restricted Equity Securities

The Bank, as a member institution is required to own stock in the Federal Home Loan Bank of Atlanta (FHLB). No ready market exists for this stock and it has no quoted market value, however, redemption of these stocks has historically been at par. At December 31, 2008, the Bank owned $3,251,700 in FHLB stock compared to $1,532,600 at December 31, 2007. Also, the Bank owns stock in its upstream correspondent, Silverton Bank (formerly the Bankers Bank of Atlanta, Georgia). The Bank’s investment in Silverton Bank stock totaled $423,528 at December 31, 2008 compared to $105,457 at December 31, 2007. Also included in restricted equity securities is an investment in Capital South Partners, LLC (a Small Business Investment Corporation) which totaled $862,500 at December 31, 2008 and 2007. Restricted Equity Securities also include a $500,000 and $102,000 investment made during 2008 in the Senior Housing Investment Fund and Pacific Coast Bankers Bank stock, respectively.

(H)	Bank Owned Life Insurance

In December, 2007 the Bank purchased $6.0 million in life insurance policies on certain key employees and in January 2008 purchased an additional $5.0 million. These policies are recorded on the Bank’s balance sheet at their cash surrender value, or the amount that can be realized, and any income from these policies and changes in the net cash surrender values are recorded in Other Noninterest Income on the Bank’s Statement of Operations.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

(I) Loans Held for Sale

The Bank originates single family, residential first mortgage loans on a pre-sold, flow basis. Loans held for sale are carried at the lower of cost or fair value in the aggregate as determined by outstanding commitments from investors. At closing, these loans, together with their servicing rights, are sold to other financial institutions under prearranged terms. The Bank recognizes certain origination and service release fees upon the sale which are classified as mortgage origination income on the statements of operations.

(J)	Loans

Loans are generally stated at their outstanding unpaid principal balances net of an allowance for loan losses and net deferred fees and costs. Loan origination fees net of certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loans using the level-yield method.

Interest on loans is recorded based on the principal amount outstanding. The Bank ceases accruing interest on loans (including impaired loans) when, in management’s judgment, the collection of interest appears doubtful or the loan is past due 90 days or more. Payments received on non-accrual loans generally are applied to principal first, and then to interest after all principal payments have been satisfied. Management may return a loan classified as nonaccrual to accrual status when the obligation has been brought current, has performed in accordance with its contractual terms over an extended period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

(K)	Allowance for Loan Losses

The allowance for loan and lease losses (ALLL) is established through provisions for losses charged against income. Loan amounts deemed to be uncollectible are charged against the ALLL, and subsequent recoveries, if any, are credited to the allowance. The ALLL represents management’s estimate of the amount necessary to absorb estimated probable losses in the loan portfolio. Management’s periodic evaluation of the adequacy of the allowance is based on individual loan reviews, past loan loss experience, economic conditions in the Bank’s market areas, the fair value and adequacy of underlying collateral, and the growth and loss attributes of the loan portfolio. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Thus, future additions to the ALLL may be necessary based on the impact of changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s ALLL. Such agencies may require the Bank to recognize adjustments to the ALLL based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when full payment according to the terms of the loan agreement is not probable or when the terms of a loan are modified. The ALLL related to loans that are deemed impaired is based on discounted cash flows using the loan’s initial effective interest rate, the loan’s observable market price, or the fair value of the collateral for collateral dependent loans. At December 31, 2008 the only loans considered by the Bank to be impaired were one restructured loan which totaled $798 thousand and $10.0 million in non-accrual loans. At December 31, 2007 impaired loans were comprised of $1.3 million in non-accrual loans.

(L)	Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans (ORE) consists of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

recorded value may be subsequently reduced by additional write-downs, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed. Such properties are held for sale and, accordingly, no depreciation or amortization expense is recognized. As of December 31, 2008, the Bank held approximately $645 thousand of ORE. The Bank held no ORE at December 31, 2007.

(M)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets which range from 2 to 15 years for leasehold improvements and 2 to 25 years for furniture and equipment.

Maintenance, repairs, renewals and minor improvements are charged to expense as incurred. Major improvements are capitalized and depreciated.

(N)	Advertising Costs

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

(O)	Borrowings

At December 31, 2008, the Bank’s borrowings consisted of $48.0 million in borrowings from the Federal Home Loan Bank (FHLB), federal funds purchased of $237 thousand and securities sold under agreements to repurchase of $1.1 million. At December 31, 2007, the Bank’s borrowings consisted of $15.0 million in overnight borrowings from the FHLB, federal funds purchased totaling $7.9 million and securities sold under agreements to repurchase of $1.5 million.

(P)	Income Taxes

The provision for income taxes consists of amounts currently payable to taxing authorities and the net change in income taxes payable or refundable in future years. Income taxes deferred to future years are determined using the asset and liability method. Under this method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect when such amounts are realized or settled.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Bank adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Bank’s financial position.

(Q)	Stock Splits

On February 14, 2005, December 1, 2005 and December 5, 2006 the Bank effected 5-for-4 stock splits in the form of stock dividends. Net income (loss) per share information has been adjusted for all periods prior to the splits.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

(R)	Net Income Per Share

Basic income per share represents the net income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants, and are determined using the treasury stock method. For the year ended December 31, 2008, basic weighted average shares outstanding totaled 4,997,027 and basic earnings per share amounted to $0.04 per share. Diluted weighted average shares totaled 5,211,060 which accounted for no dilution per share and resulted in fully diluted EPS of $0.04 for the year ended December 31, 2008. For the year ended December 31, 2007, basic weighted average shares outstanding totaled 4,988,604 and basic earnings per share (EPS) amounted to $0.71 per share. Diluted weighted average shares totaled 5,381,687 which accounted for dilution of $0.05 per share and resulted in fully diluted EPS for 2007 of $0.66 per share. For the year ended December 31, 2006, basic weighted average shares outstanding totaled 4.977,795 and basic earnings per share (EPS) amounted to $0.56 per share. Diluted weighted average shares totaled 5,442,835 which accounted for dilution of $0.05 per share and resulted in fully diluted EPS for 2006 of $0.51 per share.

(S)	Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains and losses on investment securities available for sale, net of taxes. Comprehensive income (loss) is presented in the statements of stockholders’ equity and comprehensive income (loss).

(T)	Stock Compensation

In December 2004, the FASB issued SFAS No. 123(Revised), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes APB Opinion No 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized ratably in the financial statements over the period that an employee provides service in exchange for the award. Public companies are required to adopt, and the Bank has adopted effective January 1, 2006, the new standard using a modified prospective method. Under the modified prospective method, companies are allowed to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively on the nonvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. At December 31, 2006, the Bank had two stock-based payment plans, one for directors and another for employees, which is described below. Prior to January 1, 2006, the Bank, as permitted under SFAS 123, applied the intrinsic value method under APB 25 and related interpretations in accounting for its stock-based compensation plan.

Effective January 1, 2006, the Bank adopted the provisions of SFAS 123(R) thereby expensing employee stock-based compensation using the fair value method prospectively for all awards granted, modified, or settled on or after January 1, 2006. The fair value at the date of grant of the stock option is estimated using the Black-Scholes option-pricing model based on assumptions noted in a table below. The dividend yield is based on estimated future dividend yields. The risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are generally based on historical volatilities. The expected term of share options granted is generally derived from historical experience. Compensation expense is recognized on a straight-line basis over the stock option vesting period. The impact of adoption of the fair value based method for expense recognition of employee awards resulted in net expense of

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

approximately $44 thousand for the year ended December 31, 2008 compared to $99 thousand for the year ended December 31, 2007.

The Bank’s stock option plans, which are stockholder approved, provide for stock options to be granted primarily to directors, officers and other key associates. Options granted under the directors’ stock option plan are non-incentive stock options while options granted under the employee stock option plan are incentive stock options. Share option awards are granted with an exercise price equal to, or higher than, the market price of the Bank’s shares at the date of grant. Options vest ratably over a pre-determined period, generally five years, and expire after ten years from the date of grant, except as discussed below. Share options awards provide for accelerated vesting if there is a change in control, as defined in the stock option plan. At December 31, 2008, no shares were available to be granted under the directors’ plan and 327,706 shares remained available for award under the employee plan. Of the 941,095 options awarded prior to December 31, 2005, 933,283 or 99.2% were fully vested at that date with the remaining shares fully vested during the first and second quarters of 2006.

As noted in Note 12, the Plans were established in 2004 subject to approvals of shareholders and the Commissioner, which occurred in June 2005. The Bank entered into stock option agreements during 2004 with directors and certain employees. Agreements executed in June and July of 2004 for options to purchase approximately 595 thousand shares (all share and per share amounts in this note have been adjusted for all stock splits) had an exercise price of $5.63 per share that was less than the market value of $10.35 per share of the Bank’s stock on the deemed grant date in June 2005. The difference between the exercise price and the market value of the stock was $4.72 per share (i.e. the intrinsic value). Compensation cost recognized in the year ended December 31, 2005 was approximately $2.8 million. This amount represents the per share intrinsic value based on the 595 thousand shares at the value of $4.72 per share.

Management believes that the over-the-counter (“OTC”) quoted market prices of the Bank’s stock do not reflect an accurate value of the stock since the stock is not traded in large volumes and the OTC bid and ask quotes are for very small share lots. The Plans themselves contemplate that there is no efficient market unless the stock is listed on an exchange. The Plans assign the responsibility to value the stock at each grant date to the Board of directors, until such time the Bank’s stock trades on a stock exchange. Management believes that this approach to valuation is consistent with the measurement principles established by APB 25.

The Bank engaged an investment banker to assist in the valuation of the Bank’s stock as of June 2005. The investment banker first concluded that the Bank’s stock does not freely trade on an established market, which is the condition required to be met by APB 25 when the value of the underlying stock is valued on a basis other than a quoted market price. Next the valuation considered the ratio of the market price of publicly traded (on an exchange) peer group banks in relation to their book values. This ratio was then applied to the book value of the Bank to estimate a value under this approach. The valuation also included a discounted cash flow analysis using discount rates of 13% to 15% applied to growth and performance assumptions provided by management. The results of the values obtained under the two methodologies were analyzed and a conclusion was reached by the Board of Directors that the value of the stock at the time the Plans were approved was $10.35 per share.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Under the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) if a company elects to follow the intrinsic value method of measuring compensation cost under APB 25, proforma disclosures of compensation cost must be made as if the Bank had adopted the fair value recognition method under SFAS 123. The following table illustrates the effect on net income (loss) per share and earnings (loss) per share as if the fair value method had been applied to all outstanding and unvested awards in each of the periods presented: (dollars in thousands except per share data).

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Net income as reported	$339	$3,540	$2,780
Add: stock-based employee compensation expense included in reported net income	44	99	55
Deduct: total stock based employee compensation cost determined under fair value based method	(44)	(99)	(55)

Pro forma net loss, based on SFAS No. 123R	$339	$3,540	$2,780

Basic earnings (loss) per share:
As reported	$0.04	$0.71	$0.56
Pro forma	$0.04	$0.71	$0.56
Diluted earnings (loss) per share:
As reported	$0.04	$0.66	$0.51
Pro forma	$0.04	$0.66	$0.51
Assumptions in estimating option values:
Risk-free rate	4.07%	—	4.96%
Dividend yield	—%	—	—%
Volatility	30.34%	—	30%
Expected life	10 years	—	10 years

The weighted average fair value of options granted for the years ended December 31, 2008 and 2006 were $4.93 and $10.36, respectively. No options were granted during 2007.

(U)	Reclassifications

Certain prior year amounts have been reclassified from service charges on deposit accounts to other service charges and fees in the financial statements to conform with the current year presentation. The reclassifications had no effect on previously reported net income or stockholders’ equity.

(V)	Recently Issued Accounting Pronouncements

The following is a summary of recent authoritative pronouncements:

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), “Business Combinations,” (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) as future acquisitions occur.

Also, in December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009. SFAS 160 had no impact on the Company’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 was effective for the Company on January 1, 2009 and will result in additional disclosures if the Company enters into any material derivative or hedging activities.

In February 2008, the FASB issued FASB Staff Position No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions,” (“FSP 140-3”). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor’s repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 had no impact on the Company’s financial position, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets,” (“FSP 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

principles. This FSP was effective for the Company on January 1, 2009 and had no material impact on the Company’s financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company’s financial position, results of operations or cash flows.

The FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement),” (“FSP APB 14-1”). The Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company’s financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities,” (“FSP EITF 03-6-1”). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company’s financial position, results of operations, earnings per share or cash flows.

FSP SFAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” (“FSP SFAS 133-1 and FIN 45-4”) was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

The Staff Position also amends FASB Interpretation No. (“FIN”) 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed.

The Staff Position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company’s financial position, results of operations or cash flows.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

The SEC’s Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 (“Press Release”) to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management’s internal assumptions and the use of “market” quotes. It also reiterates the factors in SEC Staff Accounting Bulletin (“SAB”) Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements” (see Note 17) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 3.

FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,” (“FSP SFAS 140-4 and FIN 46(R)-8”) was issued in December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. This FSP had no material impact on the financial position of the Company.

(W)	Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) as amended by SFAS No.’s 137, 138 and 149 establishes accounting and reporting standards for derivatives and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet, and measures those instruments at fair value. Changes in the fair value of those derivatives are reported in current earnings or other comprehensive income depending on the purpose for which the derivative is held and whether the derivative qualifies for hedge accounting. The Bank does not currently engage in any activities that qualify for hedge accounting under SFAS 133. Accordingly, changes in fair value of these derivative instruments are included in gain on sales of loans held for sale in the consolidated statements of operations.

Note 2 — Restrictions on Cash

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or on deposit with the Federal Reserve Bank (FRB). During 2007, the Bank adopted an internal deposit reclassification system (approved by the Board of Governors under Regulation D) whereby significant portions of interest bearing and noninterest bearing transaction accounts are transferred to a non-reservable savings account status. As a result, all required reserves at December 31, 2008 and 2007 were met by the Bank’s vault cash.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Note 3 — Investment Securities

Following is a summary of investment securities at December 31, 2008 and 2007 (dollars in thousands):

	At December 31, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. Government agencies	$15,829	$—	$403	$15,426
Government sponsored enterprises	2,000	—	—	2,000
Mortgage backed securities	69,762	224	611	69,375

Total securities available for sale	$87,591	$224	$1,014	$86,801

	At December 31, 2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available for sale:
U.S. Government agencies	$14,536	$54	$306	$14,284
Government sponsored enterprises	10,921	128	3	11,046
Mortgage backed securities	35,851	128	194	35,785

Total securities available for sale	$61,308	$310	$503	$61,115

The following tables show the gross unrealized losses and fair values, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007, respectively. All unrealized losses on investment securities are considered by management to be temporary in nature. Given the credit ratings on these investment securities, the short duration of the individual securities, and the Bank’s ability and intent to hold these securities to maturity, these securities are not considered to be permanently impaired. (dollars in thousands):

	At December 31, 2008
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U. S. Government Agencies	$8,278	$235	$7,551	$168	$15,829	$403
Government-sponsored enterprises	—	—	—	—	—	—
Mortgage backed securities	44,086	611	—	—	44,086	611

Total temporarily impaired securities	$52,364	$846	$7,551	$168	$59,915	$1,014

	At December 31, 2007
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U. S. Government Agencies	$10,168	$306	$—	$—	$10,168	$306
Government-sponsored enterprises	—	—	997	3	997	3
Mortgage backed securities	8,341	190	1,597	4	9,938	194

Total temporarily impaired securities	$18,509	$496	$2,594	$7	$21,103	$503

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Thirteen individual securities were in a continuous unrealized loss position for twelve months or more at December 31, 2008.

The aggregate amortized cost and fair value of investment securities available for sale at December 31, 2008, by remaining contractual maturity, are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations (dollars in thousands):

	At December 31, 2008
	Amortized cost	Fair value
U. S. Government agencies
Due after 1 year through 5 years	$723	$715
Due after 5 years through 10 years	6,805	6,655
Due after 10 years	8,301	8,056
Government-sponsored enterprises
Due within 1 year	2,000	2,000
Due after 1 year through 5 years	—	—
Due after 10 years	—	—
Mortgage-backed securities	69,762	69,375

Total	$87,591	$86,801

Proceeds from sales of investment securities available for sale were $21.2 million and $3.1 million for the years ended December 31, 2008 and 2007, respectively. Gross realized gains from the sales of investment securities available for sale for the year ended December 31, 2008, 2007, and 2006 were $146,000, $0, and $8,000, respectively. Gross realized losses for the year ended December 31, 2007 were $16,000. There were no realized losses for the years ended December 31, 2008 or 2006.

Investment securities with amortized cost of $12.5 million and fair value of $12.5 million were pledged as collateral on a credit availability through Silverton Bank, for securities sold under agreements to repurchase and other banking purposes at December 31, 2008.

Note 4 — Loans

Following is a summary of loans, excluding loans held for sale, at December 31, 2008, 2007, and 2006 (dollars in thousands):

	At December 31,
	2008	2007	2006
Real estate:
Construction and development	$165,017	$159,127	$131,928
1-4 family residential	117,835	99,692	68,427
Multifamily	9,018	5,768	4,478
Nonfarm, nonresidential	193,010	164,940	98,220

Total real estate loans	484,880	429,527	303,053
Commercial and industrial loans	88,471	80,867	64,946
Consumer	6,505	6,514	7,182

	579,856	516,908	375,181
Allowance for loan losses	(9,013)	(7,571)	(5,765)

Total loans	$570,843	$509,337	$369,416

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

At December 31, 2008, the Bank had $10.0 million in non-accruing loans compared to $1.3 million and $611 thousand at December 31, 2007 and 2006, respectively. The foregone interest associated with these loans totaled $233 thousand at December 31, 2008 compared to $124 thousand and $26 thousand at December 31, 2007 and 2006, respectively.

Note 5 — Allowance for Loan Losses

An analysis of the changes in the allowance for loan losses is as follows (dollars in thousands):

	For the Year Ended December 31,
	2008	2007	2006
Balance, beginning	$7,571	$5,765	$3,652
Provision for loan losses charged to expense	6,520	3,390	2,396
Loan charge-offs	(5,107)	(1,597)	(288)
Loan recoveries	29	13	5

Balance, ending	$9,013	$7,571	$5,765

Note 6 — Property and Equipment

The components of property and equipment and accumulated depreciation are as follows (amounts in thousands):

	At December 31,
	2008	2007
Premises:
Land	$275	$275
Buildings	597	294
Leasehold improvements	3,197	2,631
Furniture and fixtures	3,957	3,468
Computer and telecom equipment and software	2,488	1,962
Other	26	26

Property and equipment, total	10,540	8,656
Less accumulated depreciation	(3,400)	(2,101)

Property and equipment	$7,140	$6,555

Depreciation amounted to $1.3 million, $991 thousand and $644 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Note 7 — Time Deposits

Time deposits in denominations of $100,000 or more were $176.5 million and $168.9 million at December 31, 2008 and 2007, respectively. Interest expense on such deposits aggregated approximately $6.7 million, $7.9 million and $5.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Time deposits maturing subsequent to December 31, 2008 are as follows (dollars in thousands):

Maturing in	Amount
2009	$355,423
2010	7,230
2011	1,131
2012	213
2013	370

$364,367

Note 8 — Borrowings

At December 31, 2008, the Bank’s borrowings consisted of borrowings from the Federal Home Loan Bank, federal funds purchased and securities sold under agreements to repurchase. Additional information as of December 31, 2008 and 2007 is summarized below: (dollars in thousands):

	2008	2007
Outstanding balance at December 31	$49,372	$24,458

Year-end weighted average rate	0.48%	4.43%

Daily average outstanding during the period	$57,836	$10,307

Average rate for the period	2.47%	5.24%

Maximum outstanding at any month-end during the period	$83,694	$24,458

At December 31, 2008, the Bank’s borrowings consisted of $48.0 million in borrowings from the Federal Home Loan Bank at a rate of 0.46%, federal funds purchased of $237 thousand at a rate of 0.95% and securities sold under agreements to repurchase of $1.1 million at a rate of 0.83%. A portion of the Bank’s borrowings are collateralized by investment securities as described in Note 3.

As of December 31, 2008, the Bank had lines of credit to purchase federal funds from unrelated banks totaling $38.5 million. These lines of credit are unsecured and are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2008, the Bank had no outstanding balances on these lines. The Bank also has a line of credit to borrow funds from a correspondent bank on a secured basis. This $7.0 million line is available on a one day basis and is secured by investment securities with total fair market values of $7.9 million.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Note 9 — Leases

As of December 31, 2008, the Bank leases office space under non-cancelable operating leases. Future minimum lease payments required under the leases are as follows (dollars in thousands):

Year Ending December 31,	Amount
2009	$701
2010	740
2011	628
2012	602
2013	607
Thereafter	1,255

$4,533

The leases contain options for renewals after the expiration of the current lease terms. The cost of such renewals is not included above. Total rent expense for the years ended December 31, 2008, 2007 and 2006 amounted to $739 thousand, $606 thousand and $465 thousand, respectively.

Note 10 — Income Taxes

The following table presents the Bank’s current and deferred income tax provision (benefit) at the end of 2008, 2007 and 2006 (dollars in thousands):

The components of income tax expense are as follows (amounts in thousands):

	Current	Deferred	Total
Year ended December 31, 2008:
Federal	$574	$(502)	$72
State	93	(67)	26

	$667	$(569)	$98

Year ended December 31, 2007:
Federal	$2,165	$(280)	$1,885
State	394	(61)	333

	$2,559	$(341)	$2,218

Year ended December 31, 2006:
Federal	$1,958	$(688)	$1,270
State	295	(56)	239

	$2,253	$(744)	$1,509

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Reconciliation between the income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes is as follows (dollars in thousands):

	For the Years Ended
	2008	2007	2006
Tax at statutory federal rate	$148	$1,958	$1,458
State income tax, net of federal benefit	17	220	158
Nondeductible employee stock compensation	15	34	—
Other	94	6	101
Deferred tax asset valuation allowance change, net	—	—	(208)
Cash surrender value of life insurance	(176)	—	—

Income tax expense	$98	$2,218	$1,509

The significant components of deferred tax assets and liabilities are summarized as follows (dollars in thousands):

	At December 31,
	2008	2007
Deferred tax assets:
Allowance for loan losses	$3,192	$2,555
Pre-opening expenses	34	80
Nonqualified stock compensation	575	575
Unrealized losses on securities available for sale	269	66
Other	175	—
Deferred loan costs, net	25	—

Deferred tax asset	$4,270	$3,276

Deferred tax liabilities:
Depreciation	$(819)	$(542)
Deferred loan costs, net	—	(55)

Deferred tax liability	$(819)	$(597)

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2008 and 2007, management determined that it was more likely than not that all assets would be realized and no valuation allowance was appropriate. As of December 31, 2005, in consideration of the lack of an established earnings history, management provided valuation allowances of approximately 11% to reflect its estimate of net realizable value as of that date. The net deferred asset is included in “other assets” in the balance sheet.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and has concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

Note 11 — 401(k) / Profit Sharing Plan

Effective January 1, 2005, the Bank adopted a 401(k) / Profit Sharing Plan which is available to all full-time employees and part-time employees working more than 1000 hours per year. The 401(k) plan provides that employee contributions are matched in an amount equal to 100% of employee contributions which do not exceed

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

3% of compensation and 50% of employee contributions over 3% and up to 5% of compensation. Both employee contributions and the initial 3% Bank matching contribution under the 401(k) Plan are 100% vested at all times. The additional 2% match under the 401(k) Plan, as well as any discretionary Bank contributions under the Profit Sharing Plan, are fully vested after three years. Matching contributions under the 401(k) Plan / Profit Sharing Plan totaled approximately $241 thousand, $202 thousand and $164 thousand for 2008, 2007 and 2006, respectively. There were no discretionary contributions made in 2008 or 2007. Discretionary contributions totaled $112 thousand for the 2006 plan year.

Note 12 — Stock Options

Stock Option Plans

During 2004, the Bank’s Board of Directors approved both an Employee Stock Option Plan and a Director Stock Option Plan (collectively referred to as the Plans) subject to the approval of the Bank’s stockholders and the North Carolina Commissioner of Banks. The Plans, as they subsequently were amended by the Board and approved by the Bank’s stockholders and the Commissioner, provide that up to 497,110 shares (adjusted for all stock splits) of the Bank’s common stock may be issued under each of these plans for a combined total of 994,220 shares. Options granted under the Plans may be vested immediately and expire no more than 10 years from date of grant. The exercise price for any options granted under the Plans is set by the Board of Directors at the date of grant (and is adjusted on a pro rata basis for any subsequent stock split). In 2007, no options were granted either under the Employee Stock Option Plan or the Director Stock Option Plan. During 2006, 25,000 options were granted under the Employee Stock Option Plan while no options were granted under the Director Stock Option Plan. Including options forfeited and those exercised, the total number of options outstanding at December 31, 2007 under each plan was 497,110 in the Director Stock Option Plan and 431,667 in the Employee Stock Option Plan.

During 2008, the Company’s Board of Directors and stockholders approved the 2008 Omnibus Equity Plan, which provided an additional 250,000 shares of the 1st Financials’ common stock to be reserved and made available for use as either stock option awards or restricted stock grants. As of December 31, 2008, no restricted stock awards have been granted. During 2008, 10,000 options were granted and 50,195 options were forfeited.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

A summary of the activity in the Plans and related information for the years ended December 31, 2008, 2007, 2006 is as follows:

	Shares Available for Grants	Outstanding Options		Exercisable Options
		Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2005	53,125	941,095	$8.49	933,283	$8.49

Options granted	(25,000)	25,000	23.90	—	—
Options vested	—	—	—	7,812	5.63
Options exercised	—	(15,434)	7.97	(15,434)	7.97
Options forfeited	2,344	(2,344)	13.31	(2,344)	13.31

At December 31, 2006	30,469	948,317	8.90	923,317	8.90

Options granted	—	—	—	—	—
Options vested	—	—	—	5,000	23.90
Options exercised	—	(12,498)	8.51	(12,498)	8.51
Options forfeited	7,042	(7,042)	13.31	(7,042)	13.31

At December 31, 2007	37,511	928,777	8.86	908,777	8.86

2008 Omnibus Plan	250,000	—	—	—	—
Options granted	(10,000)	10,000	9.90	—	—
Options vested	—	—	—	2,500	24.00
Options exercised	—	—	—	—	—
Options forfeited	50,195	(50,195)	14.08	(40,195)	10.86

At December 31, 2008	327,706	888,582	$8.58	871,082	$8.43

Additional information concerning the Bank’s Plans as of December 31, 2008 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Average Intrinsic Value (1)	Weighted Average Remaining Contractual Life
$5.63	566,297	566,297	$492	5.49 Years
$9.90	10,000	—	—	9.50 Years
$12.29	9,766	9,766	—	6.76 Years
$13.31	271,713	271,713	—	7.75 Years
$14.08	12,056	12,056	—	7.75 Years
$20.60	6,250	6,250	—	6.94 Years
$24.00	12,500	5,000	—	8.50 Years

Total outstanding at end of the year	888,582	871,082	$492	6.98 Years

(1)	dollars in thousands

It is the Bank’s policy to issue new shares to satisfy option exercises. There were no options exercised during 2008. Cash received from option exercises amounted $107 thousand for the years ended December 31, 2007. The total intrinsic value of options exercised in 2007 was $160 thousand.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

As of December 31, 2008 anticipated total unrecognized compensation cost related to outstanding non-vested stock options will be recognized over the following periods (in thousands):

Year Ending December 31	Amount
2009	$33,042
2010	25,665
2011	19,943
2012	17,784
2013	15,720

$112,154

Note 13 — Contingent Liabilities, Commitments and Uncertainties

Litigation

In the normal course of business the Bank is involved in various legal proceedings. Management believes that any liability resulting from such proceedings will not be material to the financial statements.

Risks and Uncertainties

In the normal course of its business, the Bank encounters numerous risks. Two of the most significant of these types of risk are economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Bank’s loan portfolio that results from borrowers’ inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Bank, and the valuation of loans held for sale and investment securities available for sale.

The Bank is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Bank also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operation restrictions, resulting from the regulators’ judgments based on information available to them at the time of their examination.

Financial Instruments with Off-Balance-Sheet-Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank’s commitments are as follows (dollars in thousands):

	At December 31,
	2008	2007
Commitments to extend credit	$91,086	$97,999
Standby letters of credit	2,751	960

	$93,837	$98,959

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivables, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances which the Bank deems necessary. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The Bank has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor, and no contingent liability was considered necessary, as such amounts were not considered material.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Bank to concentrations of credit risk, consist principally of loans, investment securities, federal funds sold and amounts due from banks with loans accounting for the most significant risk.

The Bank makes loans to individuals and small businesses for various personal and commercial purposes primarily in western North Carolina. Management does not consider the loan portfolio to be significantly concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

Recently, banking regulators have raised concern and are preparing to heighten regulatory scrutiny regarding loan portfolios with concentrations of loans collateralized by real estate, particularly commercial real estate (“CRE”). They have defined CRE to include construction loans, acquisition and development loans, loans collateralized with tracts of raw land for speculative purposes, any sort of commercial premise unless it is owner occupied and a number of other subcategories. As noted within this report, slightly more than 83% of Mountain 1st Bank’s loan portfolio is collateralized by real estate. As with the vast majority of community banks, management believes that utilizing real estate as collateral generally provides the safest form of lending reasonably available to the Bank. Furthermore, real estate lending is the principal core competency and expertise of the Bank’s lending team. North Carolina has become the number one state in the country for in-migration and western North Carolina has been and is forecast to continue to be the beneficiary of a sizeable portion of this influx of new residents. These factors, coupled with the diversification of the different types of real estate collateral and the Bank’s emphasis on borrowers’ secondary repayment sources rather than placing over reliance on liquidation of real estate as the source of repayment of loans, significantly mitigates the risk of this concentration in management’s opinion.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries, geographic regions and loan types, management monitors exposure to credit risk from other lending practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.) and loans with high loan-to-value ratios (“LTV”). Regulatory

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

guidelines state that the total amount of all loans in excess of the regulatory loan-to-value ratio limits should not exceed 100% of a bank’s total risk-based capital. These types of loans totaled $64.2 million at December 31, 2005 representing 148.6% of the Bank’s total risk-based capital. During 2006, management determined that a reduction in the amount of loans with LTV exceptions was warranted to aid in mitigating the above noted real estate concentration risk. As a result of management’s actions, loans with LTV’s that exceeded regulatory guidelines were reduced to 88% of risk-based capital at December 31, 2006. Continued efforts in 2007 further reduced the amount of loans with LTV exceptions to $29.0 million or 55% of risk-based capital at December 31, 2007. LTV exceptions rose to 60% at December 31, 2008.

The Bank’s investment portfolio consists principally of obligations of the United States, its agencies, Government Sponsored Enterprises and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio.

The Bank places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Note 14 — Stockholders’ Equity

Preferred Stock

In November 2008, under the U.S. Department of the Treasury’s (U.S. Treasury) TARP Capital Purchase Program, 1 st Financial issued to the U.S. Treasury 16,369 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Series A Preferred Stock), and a 10-year warrant to purchase up to 276,815 shares of common stock at an exercise price of $8.87 per share, for aggregate proceeds of $16,369,000. The allocated carrying values of the warrant and the Series A Preferred Stock on the date of issuance (based on their relative fair values) were $1,016,000 and $15,353,000, respectively. Cumulative dividends on the Series A Preferred Stock are payable at 5% per annum through November 14, 2013 and at a rate of 9% per annum thereafter. The Series A Preferred Stock will be accreted to the redemption price of $16,369,000 over five years. The warrant is exercisable at any time until November 14, 2018 and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events. If, on or prior to December 31, 2009, the company receives aggregate gross cash proceeds of at least $16,369,000 from sales of Tier 1 qualifying perpetual preferred stock or common stock, the number of shares of common stock issuable upon exercise of the warrant will be reduced by one-half of the original number of shares of common stock.

Each share of Series A Preferred Stock issued and outstanding has no par value, has a liquidation preference of $1,000 and is redeemable at the company’s option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $1,000 plus accrued and unpaid dividends, provided that through November 14, 2011 the Series A Preferred Stock is redeemable only in an amount up to the aggregate net cash proceeds received from sales of Tier 1 qualifying perpetual preferred stock or common stock, and only once such sales have resulted in aggregate gross proceeds of at least approximately $4.1 million.

The Series A Preferred Stock has a preference over the company’s common stock upon liquidation. Dividends on the preferred stock, if declared, are payable quarterly in arrears. The company’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the company fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period. In addition, pursuant to the U.S. Treasury’s TARP Capital Purchase Program, until at the earliest November 14, 2011 or the redemption of all of the Series A Preferred Stock or transfer by the U.S. Treasury of all of the Series A Preferred Stock to third parties, the company must obtain the consent of the U.S. Treasury to raise the firm’s common stock dividend or to repurchase any shares of common stock or other preferred stock, with certain exceptions.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Restriction on Dividends

As a North Carolina banking corporation, the Bank may pay cash dividends only out of undivided profits as determined pursuant to North Carolina banking laws. However, regulatory authorities may limit payment of dividends when it is determined that such a limitation is in the public interest and is necessary to ensure a bank’s financial soundness. In addition, as a condition to receiving its charter, the Bank entered into an agreement with the North Carolina Banking Commission (which is standard with all newly chartered banks in the state) restricting the payment of cash dividends for the first three years of its existence.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the applicable regulations.

As of December 31, 2008, the most recent notification from the Bank’s primary regulator categorized the Bank as “well-capitalized” under the regulatory framework for prompt corrective action. There are no events or conditions since that notification that management believes have changed the Bank’s category.

The table below summarizes the Company and the Bank’s capital ratios at December 31, 2008 and 2007 (dollars in thousands):

	Actual		Required		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Total Capital (to Risk-weighted Assets)
Company	$70,028	12.67%	$44,223	8.00%	$55,279	10.00%
Bank	$64,665	11.70%	$44,223	8.00%	$55,279	10.00%
Tier I Capital (to Risk-weighted Assets)
Company	$63,092	11.41%	$22,112	4.00%	$33,167	6.00%
Bank	$57,729	10.44%	$22,112	4.00%	$33,167	6.00%
Tier I Capital (to Average Assets)
Company	$63,092	9.12%	$27,673	4.00%	$34,591	5.00%
Bank	$57,729	8.34%	$27,673	4.00%	$34,591	5.00%
As of December 31, 2007
Total Capital (to Risk-weighted Assets)
Bank	$52,661	10.44%	$40,362	8.00%	$50,452	10.00%
Tier I Capital (to Risk-weighted Assets)
Bank	$46,339	9.18%	$20,181	4.00%	$30,271	6.00%
Tier I Capital (to Average Assets)
Bank	$46,339	7.85%	$23,612	4.00%	$29,515	5.00%

Note: 1st Financial Services Corporation (bank holding company) formed in 2008

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Note 15 — Related Party Transactions

The Bank has loan and deposit relationships with most of its directors and executive officers and with companies with which certain directors and executive officers are associated. The following is a reconciliation of loans directly outstanding to executive officers, directors and their affiliates (dollars in thousands):

	At December 31,
	2008	2007
Balance, beginning	$18,220	$15,625
New loans and advances	13,998	9,153
Repayments	(5,706)	(6,558)

Balance, ending	$26,512	$18,220

As a matter of policy, these loans and credit lines are approved by the Board of Directors and are made with interest rates, terms, and collateral requirements comparable to those required of other borrowers. In the opinion of management, these loans do not involve more than the normal risk of collectability. The Bank also enters into other transactions in the ordinary course of business with affiliates. Bank policy requires transactions with affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. The following are two transactions entered into with affiliates which were outstanding at December 31, 2008:

The Bank leases the site for its Fletcher branch from a company owned by a director of the Bank. The initial lease term is ten years, with options to renew the lease for up to three successive five-year renewal terms. The terms of the lease call for a $3,200 per month rental payment during the first five years of the initial term, with payments during the second five years to be increased by the lesser of 18% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers during the previous five years. Rental payments during each renewal term will be adjusted by the lesser of 15% or the aggregate increase in the Chained Consumer Price Index for all Urban Consumers for the immediately preceding five years. Lease payments under this lease totaled $38,400 for the years ended December 31, 2008, 2007 and 2006.

The Bank leases the site for its Marion branch from a company of which a director is co-owner. The initial lease term is five years, with options to renew the lease for up to four successive three-year renewal terms. The terms of the lease call for a $3,500 per month rental payment during the initial term. Rental payments for each renewal term will be adjusted by the aggregate increase in the Consumer Price Index for all Urban Consumers for the immediately preceding lease term. Lease payments under this lease totaled $42,000 for the year ended December 31, 2008 and 2007 and $26,250 for the portion of the year during which the Bank leased this facility in 2006.

Note 16 — Fair Value of Financial Instruments

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” requires a company to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2008 and 2007, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Federal Funds Sold and Interest-Earning Deposits

The carrying amounts for cash and due from banks, federal funds sold and interest-earning deposits approximate fair value because of the short maturities of those instruments. These instruments are considered cash and cash equivalents.

Investment Securities

Fair values for investment securities are based on quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Bank Owned Life Insurance

The carrying value of life insurance approximates fair value since this investment is carried at cash surrender value, as determined by the insurer.

Deposits, Short-term Borrowings and Long-term Debt

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of time deposits, short-term borrowings and long-term debt is estimated based upon the discounted value of projected future cash outflows using the rates currently offered for instruments of similar remaining maturities.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable are assumed to approximate fair values. Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which provides a framework for measuring and disclosing fair value under

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as U.S. Government and agency mortgage backed debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis are as follows as of December 31, 2008 (dollars in thousands):

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale investments	$—	$86,801	$—
Mortgage loans held for sale	—	4,177	—
Impaired loans	—	10,806	—

Total	$—	$101,784	$—

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

The Company is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs.

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

The following table presents the carrying values and estimated fair values of the Bank’s financial instruments at December 31, 2008 and 2007 (dollars in thousands):

	Carrying value	Estimated fair value
As of December 31, 2008
Financial assets:
Cash and cash equivalents	$10,244	$10,244
Federal funds sold and interest earning bank balances	37	37
Investment securities available for sale	86,801	86,801
Investment securities held to maturity	824	831
Loans available for sale	4,177	4,177
Loans, net of allowance for loan losses	570,843	568,309
Bank owned life insurance	11,518	0

Financial liabilities:
Deposits	$591,014	$576,671
Securities sold under agreements to repurchase and federal funds purchased	1,372	1,386
Borrowings	48,000	48,000

As of December 31, 2007
Financial assets:
Cash and cash equivalents	$9,210	$9,210
Federal funds sold and interest earning bank balances	69	69
Investment securities available for sale	61,115	61,115
Loans available for sale	5,035	5,035
Loans, net of allowance for loan losses	509,337	513,995
Bank owned life insurance	6,000	6,000

Financial liabilities:
Deposits	$529,105	$525,989
Securities sold under agreements to repurchase and federal funds purchased	9,458	9,460
Borrowings	15,000	14,785

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Note 17 — Quarterly Financial Data (Unaudited)

Unaudited condensed financial data by quarter for the years ended December 31, 2008 and 2007 is as follows (dollars in thousands except per share data):

	For the Year Ended December 31, 2008				For the Year Ended December 31, 2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$9,248	$9,523	$9,504	$10,275	$10,977	$10,763	$10,009	$8,991
Interest expense	3,889	4,216	4,582	5,218	(5,363)	(5,197)	(4,767)	(4,348)

Net interest income	5,359	5,307	4,922	5,057	5,614	5,566	5,242	4,643
Provision for loan losses	4,280	615	940	685	(1,035)	(860)	(832)	(663)

Net interest income after provision for loan losses	1,079	4,692	3,982	4,372	4,579	4,706	4,410	3,980
Noninterest income	1,095	1,111	1,260	1,358	1,016	1,119	1,100	1,059
Noninterest expense	(4,463)	(5,057)	(4,483)	(4,509)	(4,426)	(4,281)	(3,976)	(3,528)

Income (loss) before income taxes	(2,289)	746	759	1,221	1,169	1,544	1,534	1,511
Income tax (expense) benefit	821	(236)	(251)	(432)	(390)	(602)	(606)	(620)

Net income (loss)	(1,468)	510	508	789	779	942	928	891

Accretion of preferred stock	27	—	—	—	—	—	—	—
Preferred dividends accrued	105	—	—	—	—	—	—	—

Net income (loss) available to common stockholders	$(1,600)	$510	$508	$789	$779	$942	$928	$891

Earnings (loss) per common share:(1)
Basic	$(0.32)	$0.10	$0.10	$0.16	$0.16	$0.19	$0.18	$0.18

Diluted	$(0.32)	$0.10	$0.10	$0.15	$0.15	$0.18	$0.17	$0.16

Weighted average shares outstanding:(1)
Basic	4,997,027	4,997,027	4,997,027	4,997,027	4,997,027	4,988,197	4,984,529	4,984,529
Diluted	4,997,027	5,188,698	5,248,856	5,256,327	5,291,732	5,366,787	5,414,185	5,446,481

(1)	All share and per share amounts have been adjusted for stock splits

Note 18 — Subsequent Event

On February 16, 2009, 1st Financial and AB&T Financial Corporation (AB&T), the parent company of Alliance Bank & Trust Company, entered into a definitive agreement whereby AB&T Financial Corporation will merge with and become part of 1st Financial Services Corporation. Under the terms of the agreement, AB&T stockholders will exchange each of their approximately 2,678,205 shares of common stock and 369,636 stock options for 1.175 1st Financial common shares, and the approximately 369,636 stock options would be exchanged for options to purchase shares of 1st Financial common stock on the same basis. The merger is designed to be a tax free exchange. Cash will be paid in lieu of fractional shares. The terms of exchange represent pro forma

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

ownership in the resulting combined institution of approximately 37.8% and 62.2% for AB&T and 1st Financial stockholders, respectively, on a diluted basis. Closing of the merger, which is expected to occur in the second or third quarter of 2009, is subject to certain conditions, including approval by the stockholders of both companies and regulatory approval.

NOTE 19 — Parent Company Financial Information

Following is condensed financial information of 1st Financial Services, Inc. (parent company only). Since 1st Financial Services was formed in May 2008 no prior period information is presented.

Condensed Balance Sheet

December 31, 2008
Assets
Cash and cash equivalents	$5,366
Investment in subsidiaries	57,207

Total assets	$62,573

Liabilities and Shareholders’ Equity
Accounts payable and accrued expense	$3
Shareholders’ equity	62,570

Total liabilities and shareholders’ equity	$62,573

Condensed Statement of Income

For the year ended December 31, 2008
Income
Total income	$—

Expenses
Interest expense	47
Other expenses	439

Total expenses	486

Loss before income taxes and equity in undistributed net loss of subsidiary	(486)
Income tax provision	—

Loss before equity in undistributed net income of subsidiary	(486)
Equity in undistributed net loss of subsidiary	(225)

Net loss	$(711)

1ST FINANCIAL SERVICES CORPORATION

Notes to Financial Statements—(Continued)

Condensed Statement of Cash Flows

For the year ended December 31, 2008
Cash Flows From Operating Activities
Net loss	$(711)
Adjustments to reconcile net loss to net cash used for operating activities
Equity in undistributed net loss of subsidiaries	225
Increase in accrued expenses	3

Net cash used for operating activities	(483)

Cash Flows From Investing Activities
Investment in subsidiary	(10,520)

Net cash used for investing activities	(10,520)

Cash Flows From Financing Activities
Proceeds from the issuance of preferred stock	15,353
Proceeds from the issuance of common stock warrants	1,016

Net cash provided by financing activities	16,369

Net increase in cash and cash equivalents	5,366
Cash and cash equivalents, beginning of year	—

Cash and cash equivalents, end of year	$5,366

1st FINANCIAL SERVICES CORPORATION

Consolidated Balance Sheets

March 31, 2009 and December 31, 2008 (Unaudited)

(dollars in thousands)

	March 31, 2009	December 31, 2008
Assets

Cash and noninterest bearing bank deposits	$11,977	$10,244
Interest bearing deposit with bank	28	37
Federal funds sold	5,864	—

Total cash and cash equivalents	17,869	10,281
Investment securities available for sale	85,927	86,801
Investment securities held to maturity	807	824
Restricted equity securities	3,261	5,140
Loans held for sale	4,402	4,177
Loans, net of allowance for loan losses of $9,766 at March 31, 2009 and $9,013 at December 31, 2008	575,519	570,843
Bank owned life insurance	11,661	11,518
Property and equipment, net	6,826	7,140
Accrued interest receivable	3,098	3,138
Other assets	7,511	7,274

Total assets	$716,881	$707,136

Liabilities and Stockholders’ Equity

Liabilities:
Demand deposits	$55,798	$57,950
NOW accounts	56,753	56,000
Savings deposits	81,479	76,899
Money market accounts	45,216	35,798
Time deposits under $100	187,892	187,843
Time deposits of $100 and greater	162,237	176,524

Total deposits	589,375	591,014
Federal funds purchased and securities sold under agreements to repurchase	966	1,372

Borrowings	59,000	48,000
Accrued interest payable	2,950	3,313
Other liabilities	1,480	867

Total liabilities	653,771	644,566

Commitments and contingencies	—	—

Stockholders’ equity:
Preferred stock, no par value. Authorized 10,000,000 shares; 16,369 shares issued and outstanding at March 31, 2009 and December 31, 2008	15,429	15,380
Common stock, $5.00 par value; 20,000,000 shares authorized; 4,997,027 shares issued and outstanding at March 31, 2009 and December 31, 2008	24,985	24,985
Common stock warrants	1,016	1,016
Additional paid-in capital	17,787	17,778
Retained earnings	4,052	3,933
Accumulated other comprehensive (loss)	(159)	(522)

Total stockholders’ equity	63,110	62,570

Total liabilities and stockholders’ equity	$716,881	$707,136

See accompanying notes to consolidated financial statements

1st FINANCIAL SERVICES CORPORATION

Consolidated Statements of Income

For the Three Months Ended March 31, 2009 and 2008 (Unaudited)

(dollars in thousands except share and per share data)

	Three Months Ended March 31,
	2009	2008
Interest income
Loans and fees on loans	$7,797	$9,542
Investment securities	908	733
Federal funds sold	2	—

Total interest income	8,707	10,275

Interest expense
Deposits	3,137	4,869
Federal funds purchased and securities sold under agreements to repurchase	3	123
Other borrowings	50	226

Total interest expense	3,190	5,218

Net interest income	5,517	5,057
Provision for loan losses	2,305	685

Net interest income after provision for loan losses	3,212	4,372

Noninterest income
Service charges on deposit accounts	502	511
Mortgage origination income	417	579
Other service charges and fees	84	39
Increase in cash surrender value of life insurance	142	116
Net realized gain on sale of investment securities	387	89
Other income	59	24

Total noninterest income	1,591	1,358

Noninterest expense
Salaries and employee benefits	2,324	2,427
Occupancy	388	353
Equipment	331	272
Advertising	166	279
Data processing and telecommunication	257	508
Deposit insurance premiums	240	90
Professional fees	257	109
Printing and supplies expense	69	56
Other general and administrative	362	415

Total noninterest expense	4,394	4,509

Income before income taxes	409	1,221
Income tax expense	34	432

Net income	375	789
Accretion of preferred stock to redemption value	49	—
Preferred dividends accrued	205	—

Net income available to common stockholders	$121	$789

Basic income per share	$0.02	$0.16

Diluted income per share	$0.02	$0.15

Basic weighted average shares outstanding	4,997,027	4,997,027

Diluted weighted average shares outstanding	4,997,320	5,256,327

See accompanying notes to consolidated financial statements

1st FINANCIAL SERVICES CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity

For the Three Months Ended March 31, 2009 and 2008 (Unaudited)

(dollars in thousands except share data)

	Common Stock		Preferred Stock		Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)
	Shares	Amount	Shares	Amount					Total
Balance, December 31, 2007	4,997,027	$24,985	—	$—	$—	$17,734	$3,621	$(128)	$46,212
Stock compensation expense	—	—	—	—	—	16	—	—	16
Comprehensive income									—
Net income	—	—	—	—	—	—	789	—	789
Net unrealized gain on investment securities available for sale, net of income taxes of $139	—	—	—	—	—	—	—	271	271
Reclassification adjustment for gains included in net income, net of income taxes of $(5)	—	—	—	—	—	—	—	(10)	(10)

Total comprehensive income	—	—	—	—	—	—	—	—	1,050

Balance, March 31, 2008	4,997,027	$24,985	—	$—	$—	$17,750	$4,410	$133	$47,278

Balance, December 31, 2008	4,997,027	$24,985	16,369	$15,380	$1,016	$17,778	$3,933	$(522)	$62,570
Stock compensation expense	—	—	—	—	—	9	—	—	9
Preferred dividend	—	—	—	—	—	—	(207)	—	(207)
Accretion of Preferred Stock to redemption value	—	—	—	49	—	—	(49)	—	—
Comprehensive income
Net income	—	—	—	—	—	—	375	—	375
Net unrealized gain on investment securities available for sale, net of income taxes of $180	—	—	—	—	—	—	—	348	348
Reclassification adjustment for gains included in net income, net of income taxes of $7	—	—	—	—	—	—	—	15	15

Total comprehensive income	—	—	—	—	—	—	—	—	738

Balance, March 31, 2009	4,997,027	$24,985	16,369	$15,429	$1,016	$17,787	$4,052	$(159)	$63,110

See accompanying notes to consolidated financial statements

1ST FINANCIAL SERVICES CORPORATION

Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2009 and 2008 (Unaudited)

(dollars in thousands)

	Three Months Ended March 31,
	2009	2008
Cash flows from operating activities
Net income	$375	$789
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	364	300
Provision for loan losses	2,305	685
Deferred income taxes	(198)	(335)
Amortization of premium on securities, net of discount accretion	86	95
Origination of available for sale loans	(29,508)	(31,672)
Sales of available for sale loans	29,283	34,648
Net realized loss (gains) on sales of investment securities	(387)	(89)
Net realized gain on sale of repossessions acquired in settlement of loans	(34)	—
Stock compensation expense	9	16
Increase in cash surrender value of bank owned life insurance	(143)	(117)
Changes in assets and liabilities:
Accrued interest receivable	40	445
Other assets	(192)	(501)
Accrued interest payable	(363)	(505)
Other liabilities	613	(23)

Net cash provided by operating activities	2,250	3,736

Cash flows from investing activities
Purchases of investment securities available for sale	(37,855)	(17,930)
Sales of investment securities available for sale	33,996	14,868
Maturities and calls of investment securities	5,601	5,788
Purchases of restricted equity securities	(281)	(2,309)
Sales of restricted equity securities	2,160	—
Net increase in loans	(6,981)	(45,014)
Purchase of bank owned life insurance	—	(5,000)
Purchases of property and equipment	(50)	(675)

Net cash used in investing activities	(3,410)	(50,272)

Cash flows from financing activities
Net (decrease) increase in deposits	(1,639)	13,926
Net increase (decrease) in securities sold under agreements to repurchase and federal funds purchased	(406)	(2,289)
Net increase in borrowings	11,000	35,000
Dividends paid on preferred stock	(207)	—

Net cash provided by financing activities	8,748	46,637

Net increase in cash and cash equivalents	7,588	101

Cash and cash equivalents, beginning	10,281	9,279

Cash and cash equivalents, ending	17,869	9,380

Supplemental disclosure of cash flow information
Transfer of loans to real estate acquired in settlement of loans	$1,978	$75

Transfer of loans to repossessions acquired in settlement of loans	$44	$53

Interest paid	$3,553	$5,723

Taxes paid	$—	$49

See accompanying notes to consolidated financial statements

1ST FINANCIAL SERVICES CORPORATION

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2009

Note 1.	Organization and Summary of Significant Accounting Policies

Organization

1st Financial Services Corporation (the “Company”), formed in May 2008, is a North Carolina corporation and the sole owner of all of the capital stock of Mountain 1st Bank & Trust Company. Mountain 1st Bank & Trust Company (the “Bank”) is a North Carolina state chartered, non-member bank which was organized and incorporated under the laws of the State of North Carolina on April 30, 2004. The Bank commenced operations on May 14, 2004 and has experienced rapid growth since that time. The Bank is headquartered in Hendersonville, North Carolina and currently conducts business in ten western North Carolina counties through fifteen full service branch offices. As a state chartered bank, the Bank is subject to regulation by the North Carolina State Banking Commission and the Federal Deposit Insurance Corporation. The Company is also regulated, supervised and examined by the Federal Reserve Bank.

Principles of Consolidation

The consolidated financial statements include the accounts of 1st Financial Services Corporation and its wholly-owned subsidiary Mountain 1st Bank & Trust. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and therefore do not include all disclosures required by generally accepted accounting principles for a complete presentation of financial statements. In the opinion of management, the consolidated financial statements contain all adjustments necessary to present fairly the financial condition of 1st Financial Services Corporation as of March 31, 2009, its results of operations and its cash flows and changes in stockholders’ equity for the three month periods ended March 31, 2009 and 2008. Management believes that all interim period adjustments are of a normal recurring nature. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2008, contained in the Company’s filing on Form 10-K. The accounting policies of the Company and the Bank follow generally accepted accounting principles and practices within the financial services industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts on income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash, amounts due from depository institutions (including cash items in process of collection which are considered to be cash equivalents) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Loans and time deposits are reported net per Financial Accounting Standards Board (FASB) statement No. 104.

1st FINANCIAL SERVICES CORPORATION

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2009

Investment Securities

Investments classified as available for sale can be held for indefinite periods of time and include those securities that management may employ as part of asset/liability strategy or that may be sold in response to changes in interest rates, prepayments, regulatory capital requirements or similar factors. These securities are carried at fair value and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment securities classified as held to maturity are those debt securities that the Bank has the ability and intent to hold to maturity. Accordingly, these securities are carried at cost adjusted for amortization of premiums and accretion of discount, computed by the interest-method over their contractual lives.

Loans

Loans are stated at the amount of unpaid principal, reduced by unearned fees and the allowance for loan losses. Interest on all loans is accrued daily on the outstanding balance. Accrual of interest is discontinued on a loan when management believes; after considering collection efforts and other factors that the borrower’s financial condition is such that the full collection of principal or interest is doubtful.

Property and Equipment

The Company’s properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over periods of two to twelve years for leasehold improvements and from two to twenty-five years for furniture and equipment.

Recent Accounting Developments

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting and/or disclosure of financial information by the Company.

In December 2008 the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (“FSP SFAS 132(R)-1”). This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of the FSP is to provide the users of financial statements with an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (b) the major categories of plan assets; (c) the inputs and valuation techniques used to measure the fair value of plan assets; (d) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (e) significant concentrations of risk within plan assets. The FSP also requires a nonpublic entity, as defined in Statement of Financial Accounting Standard (“SFAS”) 132, to disclose net periodic benefit cost for each period for which a statement of income is presented. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Staff Position will require the Company to provide additional disclosures related to its benefit plans.

FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” (“FSP EITF 99-20-1”) was issued in January 2009. Prior to the FSP, other-than-temporary impairment was determined by using either Emerging Issues Task Force (“EITF”) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets,” (“EITF 99-20”) or SFAS No. 115, “Accounting for Certain Investments in Debt

1st FINANCIAL SERVICES CORPORATION

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2009

and Equity Securities,” (“SFAS 115”) depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the FSP amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The FSP was effective for reporting periods ending after December 15, 2008.

On April 9, 2009, the FASB issued three staff positions related to fair value which are discussed below.

FSP SFAS 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” (“FSP SFAS 115-2 and SFAS 124-2”) categorizes losses on debt securities available-for-sale or held-to-maturity determined by management to be other-than-temporarily impaired into losses due to credit issues and losses related to all other factors. Other-than-temporary impairment (OTTI) exists when it is more likely than not that the security will mature or be sold before its amortized cost basis can be recovered. An OTTI related to credit losses should be recognized through earnings. An OTTI related to other factors should be recognized in other comprehensive income. The FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Annual disclosures required in SFAS 115 and FSP SFAS 115-1 and SFAS 124-1 are also required for interim periods (including the aging of securities with unrealized losses).

FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” recognizes that quoted prices may not be determinative of fair value when the volume and level of trading activity has significantly decreased. The evaluation of certain factors may necessitate that fair value be determined using a different valuation technique. Fair value should be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, not a forced liquidation or distressed sale. If a transaction is considered to not be orderly, little, if any, weight should be placed on the transaction price. If there is not sufficient information to conclude as to whether or not the transaction is orderly, the transaction price should be considered when estimating fair value. An entity’s intention to hold an asset or liability is not relevant in determining fair value. Quoted prices provided by pricing services may still be used when estimating fair value in accordance with SFAS 157; however, the entity should evaluate whether the quoted prices are based on current information and orderly transactions. Inputs and valuation techniques are required to be disclosed in addition to any changes in valuation techniques.

FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and also requires those disclosures in summarized financial information at interim reporting periods A publicly traded company includes any company whose securities trade in a public market on either a stock exchange or in the over-the-counter market, or any company that is a conduit bond obligor. Additionally, when a company makes a filing with a regulatory agency in preparation for sale of its securities in a public market it is considered a publicly traded company for this purpose.

The three staff positions are effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, in which case all three must be adopted. The Company will adopt the staff positions for its second quarter 10-Q but does not expect the staff positions to have a material impact on the consolidated financial statements.

1st FINANCIAL SERVICES CORPORATION

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2009

Also on April 1, 2009, the FASB issued FSP SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” The FSP requires that assets acquired and liabilities assumed in a business combination that arise from a contingency be recognized at fair value. If fair value cannot be determined during the measurement period as determined in SFAS 141 (R), the asset or liability can still be recognized if it can be determined that it is probable that the asset existed or the liability had been incurred as of the measurement date and if the amount of the asset or liability can be reasonably estimated. If it is not determined to be probable that the asset/liability existed/was incurred or no reasonable amount can be determined, no asset or liability is recognized. The entity should determine a rational basis for subsequently measuring the acquired assets and assumed liabilities. Contingent consideration agreements should be recognized initially at fair value and subsequently reevaluated in accordance with guidance found in paragraph 65 of SFAS 141 (R). The FSP is effective for business combinations with an acquisition date on or after the beginning of the Company’s first annual reporting period beginning on or after December 15, 2008. The Company will assess the impact of the FSP if and when a future acquisition occurs.

The Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 111 on April 9, 2009 to amend Topic 5.M., “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities” and to supplement FSP SFAS 115-2 and SFAS 124-2. SAB 111 maintains the staff’s previous views related to equity securities; however debt securities are excluded from its scope. The SAB provides that “other-than-temporary” impairment is not necessarily the same as “permanent” impairment and unless evidence exists to support a value equal to or greater than the carrying value of the equity security investment, a write-down to fair value should be recorded and accounted for as a realized loss. The SAB was effective upon issuance and had no impact on the Company’s financial position.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Note 2.	Net Income Per Share

Basic income per share represents the net income allocated to stockholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options, and are determined using the treasury stock method.

For the three months ended March 31, 2009, basic weighted average shares outstanding totaled 4,997,027 and diluted weighted average shares totaled 4,997,320 amounting to basic earnings per share (EPS) and diluted earnings per share of $0.02 per share for the period. For the three months ended March 31, 2008, basic weighted average shares outstanding totaled 4,997,027 and basic earnings per share amounted to $0.16 per share. Diluted weighted average shares totaled 5,256,327 which accounted for dilution of $0.01 per share and resulted in fully diluted EPS of $0.15 per share for the three months ended March 31, 2008.

Additionally, 888,582 shares attributable to outstanding stock options and 276,815 warrants to purchase common stock were excluded from the calculation of diluted earnings per share for the three month periods ended March 31, 2009 because their inclusion would have been anti-dilutive. No shares were excluded from the diluted earnings per share calculations as of March 31, 2008.

1st FINANCIAL SERVICES CORPORATION

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2009

Note 3.	Off-Balance Sheet Items

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Company’s commitments at March 31, 2009 and December 31, 2008 is as follows (dollars in thousands):

	March 31, 2009	December 31, 2008
Commitments to extend credit	$79,743	$91,086
Standby letters of credit	2,758	2,751

	$82,501	$93,837

Note 4.	Stock-based Compensation

On January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No 123 – revised 2004 (“SFAS 123R”), “Share-Based Payment,” which replaced SFAS No. 123, “Accounting for Stock Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The risk-free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. Volatility is based on the volatility of our stock’s trading history. The expected life is based on the average life of the options and the weighted average graded vesting period, and forfeitures are estimated based on the Company’s history.

Fifteen thousand options were granted during the three-month period ended March 31, 2009 with the following weighted-average assumptions: expected volatility of 32.95%; risk-free interest rate of 2.70%; and expected life of 10 years. During the first three months of 2009, no options were forfeited.

The Company recognized $9 thousand in stock compensation expense during the first three months of 2009, compared to $16 thousand during the first three months of 2008 which related to the vesting of outstanding options.

1st FINANCIAL SERVICES CORPORATION

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2009

A summary of option activity under the Plans is as follows:

	Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Term	Intrinsic Value(1)
Outstanding, January 1, 2009	888,582	$8.58
Granted	15,000	5.52
Forfeited	—	—
Exercised	—	—

Outstanding, March 31, 2009	903,582	$8.53	5.81 Years	$2

Exercisable, March 31, 2009	871,082	$8.43	5.68 Years	$—

(1)	dollars in thousands

Note 5.	Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as U.S. Government and agency mortgage backed debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

1st FINANCIAL SERVICES CORPORATION

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2009

Assets and liabilities measured at fair value on a recurring basis are as follows as of March 31, 2009 (dollars in thousands):

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale investments	$—	$85,927	$—

Mortgage loans held for sale	—	4,402	—

Impaired loans	—	11,770	—

Real estate and other assets acquired through foreclosure	—	2,236	—

Total	$—	$104,335	$—

The Company has no liabilities carried at fair value or measured at fair value on a recurring basis.

The Company is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

Note 6.	Business Combination

On February 16, 2009, 1st Financial and AB&T Financial Corporation (AB&T), the parent company of Alliance Bank & Trust Company, entered into a definitive agreement whereby AB&T Financial Corporation will merge with and become part of 1st Financial Services Corporation. Under the terms of the agreement, AB&T stockholders will exchange each of their approximately 2,678,205 shares of common stock for 1.175 1st Financial common shares. The approximate 369,636 stock options outstanding would be exchanged for options to purchase shares of 1st Financial common stock on the same basis. The merger is designed to be a tax free exchange. Cash will be paid in lieu of fractional shares. The terms of exchange represent pro forma ownership in the resulting combined institution of approximately 38.6% and 61.4% for AB&T and 1st Financial stockholders, respectively, on a diluted basis. Closing of the merger, which is expected to occur in the second or third quarter of 2009, is subject to certain conditions, including approval by the stockholders of both companies and regulatory approval.

Note 7.	Subsequent Event

On Friday, May 1, 2009, the Bank’s primary correspondent bank (Silverton Bank, N.A.), was closed by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) was named Receiver. The FDIC created a bridge bank to take over the operations of Silverton Bank. The newly created bank is Silverton Bridge Bank, N.A. The creation of the bridge bank allows its client banks to transition their correspondent banking needs to other providers with the least amount of disruptions. Mountain 1st is in the process of transitioning our correspondent banking services to other providers and our customers should see no service disruptions. In addition, the Bank has a restricted equity investment in Silverton Bank in the amount of $423,528 which will be written off during the second quarter of 2009.

CONSOLIDATED FINANCIAL STATEMENTS

OF

AB&T FINANCIAL CORPORATION AND

ALLIANCE BANK AND TRUST COMPANY

Years ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

AB&T Financial Corporation

Gastonia, North Carolina

We have audited the accompanying consolidated balance sheets of AB&T Financial Corporation and subsidiary, Alliance Bank & Trust, (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AB&T Financial Corporation and subsidiary, as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 included in the accompanying Management’s Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

As discussed in Note 1 to the consolidated financial statements, on February 16, 2009, the Company entered into an agreement and plan of merger with 1st Financial Services Corporation.

/s/ Elliott Davis, PLLC

Elliott Davis, PLLC

Columbia, South Carolina

March 24, 2009

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,
	2008	2007
Assets:
Cash and cash equivalents:
Cash and due from banks	$8,159,812	$4,233,921
Federal funds sold	9,008,817	14,226,695

Total cash and cash equivalents	17,168,629	18,460,616

Time deposits with other banks	1,260,199	—

Investments:
Securities available for sale	4,638,214	3,975,007
Nonmarketable equity securities	1,371,280	832,180

Total investments	6,009,494	4,807,187

Loans receivable	139,670,266	119,523,426
Less allowance for loan losses	(1,935,702)	(1,370,235)

Loans, net	137,734,564	118,153,191

Premises, furniture and equipment, net	4,157,724	3,715,291
Accrued interest receivable	518,504	724,562
Other real estate owned	2,296,290	820,845
Other assets	1,164,901	533,813

Total assets	$170,310,305	$147,215,505

Liabilities:
Deposits:
Noninterest-bearing transaction accounts	$5,235,742	$3,312,975
Interest-bearing transaction accounts	4,593,973	3,308,771
Savings and money market	22,233,022	36,060,632
Time deposits $100,000 and over	76,914,089	47,892,949
Other time deposits	12,341,192	13,210,156

Total deposits	121,318,018	103,785,483

Federal funds purchased and securities sold under agreements to repurchase	1,068,339	5,610,411
Advances from the Federal Home Loan Bank	23,570,000	13,000,000
Accrued interest payable	109,043	80,775
Other liabilities	50,804	265,114

Total liabilities	146,116,204	122,741,783

Commitments and contingencies (Notes 11, 13 and 19)

Shareholders’ equity:
Preferred stock, no par value, 1,000,000 shares authorized, none issued	—	—
Common stock, $1.00 par value, 11,000,000 shares authorized; and 2,678,205 shares issued and outstanding at December 31, 2008 and 2007	2,678,205	2,678,205
Capital surplus	21,607,455	21,425,360
Retained earnings (deficit)	(157,424)	356,373
Accumulated other comprehensive income	65,865	13,784

Total shareholders’ equity	24,194,101	24,473,722

Total liabilities and shareholders’ equity	$170,310,305	$147,215,505

The accompanying notes are an integral part of the consolidated financial statements

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations

For the years ended December 31, 2008 and 2007

	2008	2007
Interest income:
Loans, including fees	$8,267,849	$9,042,477
Securities available-for-sale, taxable and nonmarketable equity securities	252,287	137,304
Federal funds sold	205,415	365,880
Money Market deposit	73,938	320,221
Time deposits with other banks	10,197	—

Total interest income	8,809,686	9,865,882

Interest expense:
Time deposits $100,000 and over	2,563,890	2,378,670
Other deposits	1,237,594	2,406,576
Federal Home Loan Bank advances	698,111	94,715
Other borrowings	67,114	54,590

Total interest expense	4,566,709	4,934,551

Net interest income	4,242,977	4,931,331
Provision for loan losses	1,312,969	572,898

Net interest income after provision for loan losses	2,930,008	4,358,433

Noninterest income:
Service charges on deposit accounts	254,257	146,561
Gains (losses) on sale of Other Real Estate	(190,470)	40,242
Other	83,691	61,148

Total noninterest income	147,478	247,951

Noninterest expenses:
Salaries and employee benefits	2,245,302	1,964,081
Net occupancy	195,599	163,009
Furniture and equipment	190,646	149,994
Other operating	1,234,622	971,249

Total noninterest expense	3,866,169	3,248,333

Income (loss) before income taxes	(788,683)	1,358,051
Income tax expense (benefit)	(274,886)	528,788

Net income (loss)	$(513,797)	$829,263

Earnings (losses) per common share
Basic	$(0.19)	$0.32

Diluted	$(0.19)	$0.32

Average shares outstanding
Basic	2,678,205	2,564,472

Diluted	2,678,205	2,564,472

The accompanying notes are an integral part of the consolidated financial statements

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

For the years ended December 31, 2008 and 2007

	Common Stock		Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance, December 31, 2006	1,339,105	$1,339,105	$10,374,185	$(472,890)	$(14,688)	11,225,712
Issuance of stock	1,339,100	1,339,100	11,851,035			13,190,135
Costs associated with stock offering			(928,108)			(928,108)
Net income				829,263		829,263
Other comprehensive income net of tax					28,472	28,472

Comprehensive income						857,735
Stock-based employee compensation			128,248			128,248

Balance, December 31, 2007	2,678,205	2,678,205	21,425,360	356,373	13,784	24,473,722
Net loss				(513,797)		(513,797)
Other comprehensive income, net of tax					52,081	52,081

Comprehensive income						(466,716)
Stock-based employee compensation			182,095			182,095

Balance, December 31, 2008	2,678,205	$2,678,205	$21,607,455	$(157,424)	$65,865	$24,194,101

The accompanying notes are an integral part of the consolidated financial statements

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:
Net income (loss)	$(513,797)	$829,263
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	1,312,969	572,898
Depreciation and amortization expense	192,715	141,824
Discount accretion and premium amortization	(2,068)	249,004
(Gain) loss on sale of other real estate	190,470	(40,242)
Deferred income tax benefit (expense)	(35,831)	27,916
Decrease (increase) in accrued interest receivable	195,858	(152,263)
Increase (decrease) in accrued interest payable	28,268	(16,568)
Increase in other assets	(628,484)	(29,398)
Decrease in other liabilities	(214,310)	(48,887)
Stock-based compensation expense	182,095	128,248

Net cash provided by operating activities	707,885	1,661,795

Cash flows from investing activities:
Purchases of securities available-for-sale	(1,007,931)	(2,971,553)
Calls and maturities of securities available-for-sale	432,101	1,500,000
Purchases of nonmarketable equity securities	(809,100)	(642,000)
Proceeds from sale of nonmarketable equity securities	270,000	—
Purchases of time deposits with other banks	1,250,000	—
Net increase in loans receivable	(23,076,358)	(29,076,671)
Purchases of premises, furniture and equipment	(635,148)	(1,352,522)
Disposal of fixed assets	—	25,227
Proceeds from sale of other real estate	516,101	700,994

Net cash used by investing activities	(25,560,335)	(31,816,525)

Cash flows from financing activities:
Net increase (decrease) in demand deposits, interest-bearing transaction accounts and savings accounts	(10,619,641)	5,594,365
Net increase in certificates of deposit and other time deposits	28,152,176	645,034
Increase (decrease) in federal funds purchased	(4,542,072)	2,649,387
Proceeds from Federal Home Loan Bank advances	10,570,000	13,000,000
Issuance of common stock	—	13,190,135
Stock issuance costs	—	(928,108)

Net cash provided by financing activities	23,560,463	34,150,813

Net increase (decrease) in cash and cash equivalents	(1,291,987)	3,996,083
Cash and cash equivalents, beginning of year	18,460,616	14,464,533

Cash and cash equivalents, end of year	$17,168,629	$18,460,616

The accompanying notes are an integral part of the financial statements

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 1 — AGREEMENT AND PLAN OF MERGER

On February 16, 2009, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with 1st Financial Services Corporation (1st Financial) pursuant to which the Company will merge with and into 1st Financial (the Merger). The Board of Directors of the Company approved the Merger Agreement and the transactions contemplated in it on February 12, 2009. The Board of Directors of 1st Financial approved the Merger Agreement and the transactions contemplated in it on February 13, 2009. Upon the consummation of the Merger, each share of the Common Stock of the Company issued and outstanding at the effective time of the merger will be converted into and exchanged for the right to receive 1.175 shares of the Common Stock of 1st Financial. Each share of preferred stock of the Company issued and outstanding at the effective time of the Merger shall be converted into and exchanged for the right to receive one share of the preferred stock of 1st Financial. Options to purchase shares of the Company Stock will be converted into options to purchase shares of 1st Financial Stock based on the exchange ratio. The outstanding warrants to purchase shares of the Company common stock will be converted into warrants to purchase shares of 1st Financial common stock based on the exchange ratio. The Merger is intended to constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

NOTE 2 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Alliance Bank & Trust Company (the Bank) was incorporated in North Carolina and commenced business on September 8, 2004. The principal business activity of the Bank is to provide commercial banking services to domestic markets, principally in Gaston and Cleveland counties in North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC).

On May 22, 2007, the shareholders of the Bank approved a plan of corporate reorganization under which the Bank became a wholly-owned subsidiary of AB&T Financial Corporation (the Company), which was organized for that purpose by the Bank’s Board of Directors. The authorized common stock of AB&T Financial Corporation is 11,000,000 shares with $1.00 par value and the original authorized preferred stock of AB&T Financial Corporation is 1,000,000 shares with no par value. Pursuant to the reorganization, the Company issued all shares of its common stock in exchange for all of the outstanding common shares of the Bank on May 14, 2008. The accompanying consolidated financial statements for the year ended December 31, 2007 are unchanged from the amounts previously reported by Alliance Bank & Trust. For purposes of presentation, the financial statements are presented as if the reorganization was effective January 1, 2007. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management’s Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as

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Notes to Consolidated Financial Statements—(Continued)

an integral part of their examination process, periodically review the Company’s allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term.

Concentrations of Credit Risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in Gaston and Cleveland counties in North Carolina. The Company’s loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company’s investment portfolio consists principally of obligations of the United States, and its agencies or its corporations. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Time Deposits with Other Banks — Time deposits with other banks include the bank’s investments in certificates of deposit with a maturity date greater than 90 days. Because the maturity date is greater than 90 days, these time deposits are not included in cash and cash equivalents.

Securities Available-for-Sale — Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders’ equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities — Nonmarketable equity securities include the cost of the Company’s investment in the stock of Federal Home Loan Bank and Community Bankers Bank. These stocks have no quoted market value and no ready market for them exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2008 and 2007, the Company’s investment in Federal Home Loan Bank stock was $1,326,100 and $787,000, respectively. At December 31, 2008 and 2007, investment in Community Bankers Bank was $45,180.

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Notes to Consolidated Financial Statements—(Continued)

Loans Receivable — Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company’s problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected at their contractual terms. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected consistent with the contract. At December 31, 2008 and 2007, loans in impaired status totaled $5,043,946 and $863,881, respectively.

Allowance for Loan Losses — An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. The allowance is based upon past loan loss experience, current economic conditions that may affect the borrowers’ ability to pay, and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

The Bank accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” This standard requires that all lenders value loans at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan’s effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectability of an impaired loan’s principal is in doubt, wholly or partially, cash receipts are applied to principal. Once the reported principal balance has been reduced to the loan’s estimated net realized value, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Premises, Furniture and Equipment — Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings of 40 years and furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the life of the leases. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected

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Notes to Consolidated Financial Statements—(Continued)

in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Other Real Estate Owned — Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or estimated fair value. Any write-downs at the dates of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets and subsequent write-downs, are included in other expenses. Gains and losses on disposal are included in noninterest income.

Securities Sold Under Agreements to Repurchase — The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income Taxes — Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the Company’s net operating loss carryforward.

In 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company’s consolidated financial position.

Advertising Expense — Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising and public relations costs of $72,565 and $65,920 were included in the Company’s results of operations for 2008 and 2007, respectively.

Stock-Based Compensation — The Company accounts for stock options under the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” Compensation expense is recognized as salaries and benefits in the consolidated statement of operations.

In calculating the compensation expense for stock options for 2008, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0 percent; expected volatility of 18.50 percent; risk-free interest rate of 4.43 percent; and expected life of 10 years. There were no options granted in 2007.

Earnings (Losses) Per Share — Basic earnings (losses) per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive earnings per share reflects additional common shares that would have been outstanding if dilutive potential

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Notes to Consolidated Financial Statements—(Continued)

common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Comprehensive Income — Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2008 and 2007:

	2008	2007
Unrealized gains on securities available-for-sale	$85,309	$46,638
Reclassification adjustment for gains realized in net income	—	—

Net unrealized gains on securities	85,309	46,638
Tax effect	(33,228)	(18,166)

Net-of-tax amount	$52,081	$28,472

Statement of Cash Flows — For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $4,538,441 and $4,951,119 for the year ended December 31, 2008 and 2007 respectively.

Income tax payments made during 2008 totaled $166,350. There were no income tax payments made during 2007.

Supplemental noncash investing activities are as follows:

Changes in the valuation account of securities available-for-sale, including deferred tax effects, are considered noncash transactions for purposes of the statements of cash flows and are presented in the notes to the financial statements.

During 2008 and 2007, the Company reclassified loans totaling $2,182,016 and $693,349 as foreclosures of real estate, respectively.

Off-Balance-Sheet Financial Instruments — In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to expend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements — The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), “Business Combinations,” (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination

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Notes to Consolidated Financial Statements—(Continued)

recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The business combination, as described in note 1, will be accounted for under SFAS 141(R).

Also, in December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009. SFAS 160 had no impact on the Company’s financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions,” (“FSP 140-3”). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor’s repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 had no impact on the Company’s financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company’s financial position, results of operations or cash flows.

SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an Interpretation of FASB Statement No. 60,” (“SFAS 163”) was issued by the FASB in May, 2008 to alleviate diversity in accounting for financial guarantee insurance contracts. SFAS 163 requires an insurance enterprise to recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. The Statement also modifies premium revenue and claim liabilities recognition and measurement. SFAS 163 is effective for fiscal years beginning after December 15, 2008, and all interim periods

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Notes to Consolidated Financial Statements—(Continued)

within those fiscal years with the exception of disclosures related to the insurance enterprise’s risk-management activities which are effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The adoption of this Statement had no material effect on the Company’s financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities,” (“FSP EITF 03-6-1”). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company’s financial position, results of operations, earnings per share or cash flows.

FSP SFAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161,” (“FSP SFAS 133-1 and FIN 45-4”) was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives. The Staff Position also amends FASB Interpretation No. (“FIN”) 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed. The Staff Position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company’s financial position, results of operations or cash flows.

The SEC’s Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 (“Press Release”) to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management’s internal assumptions and the use of “market” quotes. It also reiterates the factors in SEC Staff Accounting Bulletin (“SAB”) Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements” (see Note 19) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008. The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 4.

FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,” (“FSP SFAS 140-4 and FIN 46(R)-8”) was issued in

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. This FSP had no material impact on the financial position of the Company.

FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EIFT Issue No. 99-20,” (“FSP EITF 99-20-1”) was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets,” (“EITF 99-20”) or SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“SFAS 115”) depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company’s security portfolio and evaluated the portfolio for any other-than-temporary impairments as discussed in Note 4.

Other accounting standards that have been issued or proposed by the PCAOB or other standard setting bodies are not expected to have a material impact on the Company’s Financial position, results of operations or cash flows.

Risks and Uncertainties — In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis than its interest-earning assets. Credit risk is the risk of default on the Company’s loan portfolio that results from borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators’ judgments based on information available to them at the time of their examination.

Reclassifications — Certain captions and amounts in the 2007 financial statements were reclassified to conform with the 2008 presentation.

NOTE 3 — CASH AND DUE FROM BANKS

The Company is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2008 and 2007, the requirement was met by the cash balance in the vault.

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Notes to Consolidated Financial Statements—(Continued)

NOTE 4 — INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale were:

	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
December 31, 2008
Mortgage-backed securities	$4,530,327	$107,932	$45	$4,638,214

Total	$4,530,327	$107,932	$45	$4,638,214

December 31, 2007
Mortgage-backed securities	$3,952,428	$31,357	$8,778	$3,975,007

Total	$3,952,428	$31,357	$8,778	$3,975,007

The following is a summary of maturities of securities available-for-sale as of December 31, 2008. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-for-Sale
	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due after one year but within five years	162,757	166,248
Due after five years but within ten years	1,360,495	1,360,449
Due after ten years	3,007,075	3,111,517

	$4,530,327	$4,638,214

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

	Less than twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2008
Mortgage-backed securities	$—	$—	$1,360,449	$45	$1,360,449	$45

Total	$—	$—	$1,360,449	$45	$1,360,449	$45

December 31, 2007
Mortgage-backed securities	$—	$—	$556,342	$8,778	$556,342	$8,778

Total	$—	$—	$556,342	$8,778	$556,342	$8,778

Securities classified as available-for-sale are recorded at fair market value. Approximately 100% of the unrealized losses, or one individual security, consisted of securities in a continuous loss position for twelve months or more at December 31, 2008. The Company has the ability and intent to hold the security until such

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Notes to Consolidated Financial Statements—(Continued)

time as the value recovers or the security matures. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

At December 31, 2008 and 2007, investment securities with a book value of $1,768,936 and $573,673 and a market value of $1,825,982 and $564,844, respectively, were pledged as collateral for the securities sold under agreements to repurchase. At December 31, 2008, investment securities with a book value of $3,677,513 and a market value of $3,718,310 were pledged as collateral for Federal Home Loan Bank advances.

NOTE 5 — LOANS RECEIVABLE

Major classifications of loans receivable at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Real estate—construction	$28,594,000	$26,405,000
Real estate—mortgage	91,708,000	75,749,000
Commercial and industrial	18,320,000	16,242,000
Consumer and other	1,048,266	1,127,426

Total gross loans	$139,670,266	$119,523,426

As of December 31, 2008 and 2007, loans individually evaluated and considered impaired under SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” were as follows:

	December 31,
	2008	2007
Total loans considered impaired at period end	$5,043,946	$863,880
Loans considered impaired for which there is a related allowance for loan loss:
Outstanding loan balance	5,043,946	863,880
Related allowance established	553,575	356,662
Loans considered impaired for which no related allowance for loan loss was established	—	—
Average annual investment in impaired loans	5,252,522	863,880
Interest income recognized on impaired loans during the period of impairment	9,223	—

As of December 31, 2008 and 2007, loans in nonaccrual status were $2,692,504 and $863,881, respectively. Loans ninety days or more past due and still accruing interest as of December 31, 2008 and 2007, were $8,613 and $597,811, respectively.

Transactions in the allowance for loan losses for the years ended December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Balance, beginning of year	$1,370,235	$1,190,460
Provision charged to operations	1,312,969	572,898
Recoveries	116,000	—
Charge-offs	(863,502)	(393,123)

Balance, end of year	$1,935,702	$1,370,235

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Notes to Consolidated Financial Statements—(Continued)

At December 31, 2008, the Company had pledged approximately $56,235,441 of loans as collateral for advances from the Federal Home Loan Bank (see note 9).

NOTE 6 — PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following at December 31, 2008 and 2007:

	2008	2007
Buildings	$2,825,445	$1,651,720
Land	1,014,787	1,014,787
Leasehold and land improvements	104,450	56,156
Furniture and equipment	606,710	519,229
Software	59,873	52,146
Construction in progress	—	682,079
Transportation equipment	37,656	37,656

Total	4,648,921	4,013,773
Less, accumulated depreciation	(491,197)	(298,482)

Premises, furniture and equipment, net	$4,157,724	$3,715,291

Depreciation expense for the years ended December 31, 2008 and 2007 was $192,715 and $141,824, respectively. Construction in progress at December 31, 2007 related to the construction of the Union Road and Kings Mountain Branches. These branches were completed and placed in service in 2008.

NOTE 7 — DEPOSITS

At December 31, 2008, the scheduled maturities of certificates of deposit and individual retirement accounts were as follows:

Maturing In:	Amount
2009	$77,837,964
2010	10,114,002
2011	531,494
2012	353,492
2013	418,329

Total	$89,255,281

NOTE 8 — FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company had federal funds purchased and securities sold under agreements to repurchase which generally mature within one day. At December 31, 2008, the securities sold under agreements to repurchase totaled $68,339. At December 31, 2008, the amortized cost of securities pledged to collateralize the repurchase was $1,768,936 and the estimated fair value was $1,825,982. The securities underlying the agreements are held by a third-party custodian. At December 31, 2008, federal funds purchased were $1,000,000.

At December 31, 2007, securities sold under agreements to repurchase totaled $1,110,411. At December 31, 2007, the amortized cost of securities pledged to collateralize the repurchase was $573,672 and the estimated fair value was $564,844. The securities underlying the agreements are held by a third-party custodian. At December 31, 2007, federal funds purchased were $4,500,000.

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

NOTE 9 — ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following at December 31, 2008 and 2007:

Description	Interest Rate	2008	2007
Fixed rate advances maturing:
September 20, 2012	3.86%	$8,000,000	$8,000,000
December 17, 2009	3.71%	5,000,000	5,000,000
June 29, 2009	3.15%	3,000,000	—
July 28, 2009	3.04%	4,570,000	—
August 28, 2009	3.02%	3,000,000	—

		$23,570,000	$13,000,000

Scheduled principal reductions of Federal Home Loan Bank advances are as follows:

2009	$15,570,000
2012	8,000,000

$23,570,000

As collateral, the Company has pledged first mortgage loans on one to four family residential loans totaling $23,273,383 multifamily loans totaling $1,932,017 and commercial real estate loans totaling $31,030,041 at December 31, 2008 (see Note 5). The Company’s Federal Home Loan Bank stock, in the amount of $1,326,100, is pledged to secure the borrowings. In addition, two Federal Home Loan Bank bonds are pledged as collateral with a total book value of $2,351,413 and total market value of $2,392,210. Certain advances are subject to prepayment penalties.

NOTE 10 — INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Current portion
Federal	$(130,182)	$415,493
State	—	85,379

Total current	(130,182)	500,872

Deferred income tax expense (benefit)	(144,704)	27,916

Income tax expense (benefit)	$(274,886)	$528,788

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows at December 31, 2008 and 2007:

	2008	2007
Deferred tax assets:
Allowance for loan losses	$464,955	$273,332
Organization and start-up costs	34,113	85,278
Nonaccrual interest on loans	48,401	11,961
Stock compensation	101,271	55,909
Other	3,961	17,042

Total deferred tax assets	652,701	443,531

Deferred tax liabilities:
Accumulated depreciation	98,401	70,694
Unrealized gain on securities	42,022	8,794
Other	52,373	15,614

Total deferred tax liabilities	192,796	95,102

Net deferred tax asset	$459,905	$348,429

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2008, management believes it will fully realize 100% of the Company’s deferred tax asset.

A reconciliation between the income tax expense (benefit) and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	For the years ended December 31,
	2008	2007
Tax expense (benefit) at statutory rate	$(254,205)	$461,737
State income tax, net of federal income tax benefit	—	56,350
Stock compensation expense	21,904	15,427
Other, net	(28,638)	(4,726)

	$(274,886)	$528,788

The Company had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 11 — LEASES

The Company leases a Kings Mountain branch location. The operating lease has a term of two years and three months, expiring on March 31, 2010. Under the terms of the lease, the monthly rental payment is $2,650 or $31,800 per year.

The total lease expense included in the statement of operations for the years ended December 31, 2008 and December 31, 2007 was $43,072 and $39,524, respectively

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

NOTE 12 — RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Bank. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2008 and 2007, the Company had related party loans totaling $6,446,723 and $6,271,647, respectively. Advances on related party loans totaled $983,906 and $2,401,088 during 2008 and 2007, respectively. Repayments totaled $808,830 and $1,576,803 during 2008 and 2007, respectively.

Deposits by directors, officers and their related interests, as of December 31, 2008 and 2007 approximated $3,523,016 and $4,361,493, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 14 — STOCK COMPENSATION PLAN

In 2005, the shareholders approved the Incentive Stock Option Plan (Incentive Plan) and the Nonstatutory Stock Option Plan (Nonstatutory Plan). The Incentive Plan provides for the granting of up to 267,755 stock options to purchase shares of the Company’s common stock to officers and employees of the Company. The Company may grant awards for a term of up to ten years from the effective date of the Plan. Options may be exercised up to ten years after the date of grant. The per-share exercise price will be determined by the Option Committee of the Board of Directors, except that the exercise price of an incentive stock option may not be less than fair market value of the common stock on the grant date. At December 31, 2008, 183,922 options had been granted under the Incentive Plan.

The Nonstatutory Plan provides for the granting of up to 267,755 stock options to purchase shares of the Company’s common stock to Directors of the Company. The Company may grant awards for a term of up to ten years from the effective date of the Plan. Options may be exercised up to ten years after the date of grant. The per-share exercise price will be determined by the Board of Directors, except that the exercise price of an incentive stock option may not be less than fair market value of the common stock on the grant date. At December 31, 2008, 243,911 options had been granted under the Nonstatutory Plan.

A summary of the status of our stock option plans as of December 31, 2008 and 2007, and changes during the periods then ended are presented below.

	December 31, 2008		December 31, 2007
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	193,769	$8.80	193,769	$8.80
Granted	274,072	7.00	—	—
Exercised	—	—	—	—
Forfeited	(40,008)	8.80	—	—

Outstanding at end of year	427,833	$7.65	193,769	$8.80

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes information about stock options outstanding under the Company’s plan at December 31, 2008:

	Outstanding	Exercisable
Number of options	427,833	55,984
Weighted average remaining life	8.9 years	7.3 years
Weighted average exercise price	$7.65	$8.80

The aggregate intrinsic value (the difference between the Company’s closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of in-the-money options) for options outstanding and exercisable at December 31, 2008 amounted to $0. This amount represents what would have been received by the option holder had all option holders exercised their options on December 31, 2008. This amount changes based on changes in the fair market value of the Company’s stock.

The Company measures the fair value of each option award on the date of grant using the Black-Scholes option pricing model with the following assumptions: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the Company’s dividend yield at the time of the grant (subject to adjustment if the dividend yield on the grant date is not expected to approximate the dividend yield over the expected life of the options); the volatility factor is based on the historical volatility of the Company’s stock (subject to adjustment if historical volatility is reasonably expected to differ from the past); the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations. These assumptions are summarized in Note 2 to these financial statements.

NOTE 15 — EARNINGS (LOSSES) PER SHARE

Basic earnings (losses) per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2008 and 2007; therefore, basic loss per share and diluted earnings per share were the same.

	2008	2007
Basic earnings (losses) per share computation:
Net earnings (loss) available to common shareholders	$(513,797)	$829,263

Average common shares outstanding—basic	2,678,205	2,564,472

Basic net earnings (losses) per share	$(0.19)	$0.32

	2008	2007
Diluted earnings (losses) per share computation:
Net earnings (loss) available to common shareholders	$(513,797)	$829,263

Average common shares outstanding—basic	2,678,205	2,564,472
Incremental shares from assumed conversions:
Stock options	—	—

Average common shares outstanding—diluted	2,678,205	2,564,472

Diluted earnings (loss) per share	$(0.19)	$0.32

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

NOTE 16 — REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Company and the Bank are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2008, management believes it is categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Company’s or the Bank’s categories.

The following table summarizes the capital amounts and ratios of the Company and the Bank and the regulatory minimum requirements at December 31, 2008 and 2007.

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2008
The Company
Total capital (to risk-weighted assets)	$26,012	19.31%	$10,833	8.00%	$13,540	10.00%
Tier 1 capital (to risk-weighted assets)	24,425	18.14%	5,416	4.00%	8,124	6.00%
Tier 1 capital (to average assets)	24,425	14.19%	6,974	4.00%	8,716	5.00%
The Bank
Total capital (to risk-weighted assets)	$26,012	19.21%	$10,833	8.00%	$13,540	10.00%
Tier 1 capital (to risk-weighted assets)	24,425	18.04%	5,416	4.00%	8,124	6.00%
Tier 1 capital (to average assets)	24,425	14.01%	6,974	4.00%	8,716	5.00%

December 31, 2007
The Bank
Total capital (to risk-weighted assets)	$25,822	22.39%	$9,226	8.00%	$11,532	10.00%
Tier 1 capital (to risk-weighted assets)	24,460	21.21%	4,613	4.00%	6,918	6.00%
Tier 1 capital (to average assets)	24,460	17.28%	5,662	4.00%	7,077	5.00%

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

NOTE 17 — UNUSED LINES OF CREDIT

At December 31, 2008, the Company had lines of credit to purchase federal funds up to $15,400,000 from unrelated financial institutions. At December 31, 2008, the Company had borrowed $1,000,000 on these lines. Under the terms of the arrangements, the Company may borrow at mutually agreed-upon rates for periods varying from one to thirty days. The Company also has a line of credit to borrow funds from the Federal Home Loan Bank up to 15% of the Bank’s total assets, which totaled $25,500,000 as of December 31, 2008. As of December 31, 2008, the Bank had $23,570,000 in advances on this line.

NOTE 18 — RESTRICTIONS ON DIVIDENDS, LOANS, OR ADVANCES

The Company, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

NOTE 19 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Company’s off-balance-sheet financial instruments whose contract amounts represent credit risk at December 31, 2008 and 2007:

	2008	2007
Commitments to extend credit	$12,131,000	$13,963,000
Financial standby letters of credit	180,000	80,000

	$12,311,000	$14,043,000

NOTE 20 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks — The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold — Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Time Deposits with Other Banks — The carrying amount approximates the fair value.

Investment Securities — The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable — For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits — The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase — The carrying amount is a reasonable estimate of fair value because these instruments typically have terms of one day.

Advances from the Federal Home Loan Bank — The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently. The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company’s current borrowing rate from the Federal Home Loan Bank.

Accrued Interest Receivable and Payable — The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments — In the ordinary course of business, the Company enters into off- balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The carrying values and estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2008		December 31, 2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks	$8,159,812	$8,159,812	$4,233,921	$4,233,921
Federal funds sold	9,008,817	9,008,817	14,226,695	14,226,695
Time deposits with other banks	1,260,199	1,260,199	—	—
Securities available-for-sale	4,638,214	4,638,214	3,975,007	3,975,007
Nonmarketable equity securities	1,371,280	1,371,280	832,180	832,180
Loans receivable, net	137,734,564	137,739,679	118,153,191	118,383,658
Accrued interest receivable	518,504	518,504	724,562	724,562
Financial Liabilities:
Demand deposit, interest-bearing transaction, and savings accounts	32,062,737	32,062,737	42,682,378	42,682,378
Certificates of deposit and other time deposits	89,255,281	89,387,773	61,103,105	61,485,438
Federal funds purchased and securities sold under agreements to repurchase	1,068,339	1,068,339	5,610,411	5,610,411
Federal Home Loan Bank advances	23,570,000	23,570,000	13,000,000	13,000,000
Accrued interest payable	109,043	109,043	80,775	80,775

	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$12,131,000	$—	$13,963,000	$—
Financial standby letters of credit	180,000	—	80,000	—

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, other securities that are highly liquid and are actively traded in over-the-counter markets and money market funds.

Level 2

Observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bond, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Available-for-sale investment securities, $4,638,214 at December 31, 2008, are the only assets whose fair values are measured on a recurring basis using level 2 inputs. The Company has no assets or liabilities whose fair values are measured on a recurring basis using level 1 or level 3 inputs. The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

The Company is predominantly an asset-based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2008 was $4,490,371.

FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

NOTE 21 — AB&T FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for AB&T Financial Corporation (Parent Company only):

Condensed Balance Sheet December 31, 2008
Assets:
Investment in banking subsidiary	$24,194,101
Liabilities and stockholders’ equity
Liabilities	$—
Stockholders’ equity	24,194,101

Total liabilities and stockholders’ equity	$24,194,101

AB&T FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Condensed Statement of Operations Year ended December 31, 2008

Income	$—
Expenses	182,095

Income before income equity in undistributed losses of banking subsidiary	182,095
Equity in undistributed losses of banking subsidiary	(331,702)

Net loss	$(513,797)

Condensed Statement of Cash Flows Year ended December 31, 2008

Cash flows from operating activities:
Net loss	$(513,797)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock based compensation expense	182,095
Equity in undistributed losses of banking subsidiary	331,702

Net cash used by operating activities	—

Cash flows from investing activities	—
Cash flows from financing activities:	—
Increase (decrease) in cash	—
Cash and cash equivalents, beginning of year	—

Cash and cash equivalents, end of year	$—

NOTE 22 — SUBSEQUENT EVENT

On January 23, 2009, the Company, received $3,500,000 from the United States Department of the Treasury (the Treasury) as part of the Company’s participation in the Treasury’s Capital Purchase Program. Under the agreement, the Company issued and sold to the Treasury (1) 3,500 shares of the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A and (2) a warrant to purchase 80,153 shares of the Registrant’s common stock, $1.00 par value per share, for an aggregate purchase price of $3,500,000 in cash. The Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The warrant has a 10-year term and is immediately exercisable upon its issuance, with an initial per share exercise price of $6.55.

AB&T FINANCIAL CORPORATION

Consolidated Balance Sheets

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents:
Cash and due from banks	$15,580,685	$8,159,812
Federal funds sold	1,577,772	9,008,817

Total cash and cash equivalents	17,158,457	17,168,629

Time deposits with other banks	1,271,648	1,260,199
Securities available for sale at fair value	4,568,346	4,638,214
Nonmarketable equity securities	1,413,180	1,371,280

Total investments	5,981,526	6,009,494
Loans receivable	138,240,108	139,670,266
Less allowance for loan losses	(1,742,365)	(1,935,702)

Loans, net	136,497,743	137,734,564

Premises, furniture and equipment, net	4,106,269	4,157,724
Accrued interest receivable	483,394	518,504
Other real estate owned	2,983,452	2,296,290
Deferred tax asset	1,124,810	924,187
Other assets	230,323	240,714

Total assets	$169,837,622	$170,310,305

Liabilities
Deposits
Noninterest-bearing transaction accounts	$5,618,967	$5,235,742
Interest-bearing transaction accounts	4,426,271	4,593,973
Savings and money market	20,754,665	22,233,022
Time deposits $100,000 and over	76,090,114	76,914,089
Other time deposits	11,706,700	12,341,192

Total deposits	118,596,717	121,318,018

Borrowed funds	1,456	1,068,339
FHLB advances	23,570,000	23,570,000
Accrued interest payable	131,257	109,043
Other liabilities	141,954	50,804

Total liabilities	142,441,384	146,116,204

Shareholders’ equity
Preferred stock, no par value, 1,000,000 shares authorized, issue and outstanding—3,500 at march 31,2009. None at December 31, 2008	3,367,674	—
Common stock, $1.00 par value; 11,000,000 shares authorized, issued outstanding—2,678,205 at March 31, 2009 and December 31, 2008	2,678,205	2,678,205
Treasury stock, at cost (10,000 shares in 2009 and no shares in 2008)	(55,600)	—
Warrants	136,850	—
Capital surplus	21,663,132	21,607,455
Retained earnings (deficit)	(484,426)	(157,424)
Accumulated other comprehensive income	90,403	65,865

Total shareholders’ equity	27,396,238	24,194,101

Total liabilities and shareholders’ equity	$169,837,622	$170,310,305

See notes to consolidated financial statements

AB&T FINANCIAL CORPORATION

Consolidated Statements of Operations

(Unaudited)

	For the three months ended March 31,
	2009	2008
Interest income:
Loans, including fees	$1,644,474	$2,265,017
Investment securities, taxable	61,962	53,008
FHLB interest and dividends	—	12,956
Federal funds sold	3,663	78,441
Time deposits with other banks	19,167	20,715

Total	1,729,266	2,430,137

Interest expense:
Time deposits $100,000 and over	624,574	615,927
Other deposits	158,449	453,276
Other interest expense	200,827	152,803

Total	983,850	1,222,006

Net interest income	745,416	1,208,131
Provision for loan losses	341,314	171,989

Net interest income after provision for loan losses	404,102	1,036,142

Other operating income:
Service charges on deposit accounts	82,872	46,542
Residential mortgage application fees	12,405	840
Rental income	900	1,200
Other service charges, commission and fees	13,003	3,052

Total	109,180	51,634

Other operating expenses:
Salaries and employee benefits	595,942	565,651
Occupancy expense	47,351	42,290
Furniture and equipment expense	51,606	52,606
Loss on sale of other real estate	—	15,826
Other operating expenses	341,459	227,183

Total	1,036,358	903,556

Income (loss) before income taxes	(523,076)	184,220
Income tax expense (benefit)	(200,598)	72,042

Net income (loss)	$(322,478)	$112,178

Accretion of preferred stock to redemption value	4,524	—
Preferred dividends accrued	43,750	—

Net income (loss) available to common shareholders	$(370,752)	$112,178

Income (loss) per common share
Basic income (loss) per common share	$(0.14)	$0.04

Diluted income (loss) per common share	$(0.14)	$0.04

See notes to consolidated financial statements

AB&T FINANCIAL CORPORATION

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

For the three months ended March 31, 2009 and 2008

(dollars in thousands except for share data)

(Unaudited)

	Common Stock		Preferred Stock		Treasury Stock	Warrants	Capital Surplus	Accumu- lated Other Compre- hensive Income	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2007	2,678,205	$13,391	—	$—	$—	$—	$10,713	$14	$356	$24,474
Net income									112	112
Other comprehensive loss, net of tax								26		26

Comprehensive income										138
Stock-based employee compensation							35			35
Balance March 31, 2008	2,678,205	$13,391	—	$—	$—	$—	$10,748	$40	$468	$24,647

Balance, December 31, 2008	2,678,205	$2,678	—	$—	$—	$—	$21,607	$66	$(157)	$24,194
Net loss									(322)	(322)
Other comprehensive income, net of tax								24		24

Comprehensive loss										(298)
Issuance of preferred stock			3,500	3,363						3,363
Issuance of common stock warrants						137				137
Accretion of preferred stock to redemption value				5					(5)	—
Dividends paid Treasury preferred							(11)			(11)
Purchase of Treasury stock (10,000 shares)					(56)					(56)
Stock-based employee compensation							66			66
Balance March 31, 2009	2,678,205	$2,678	3,500	$3,368	$(56)	$137	$21,662	$90	$(484)	$27,395

See notes to consolidated financial statements

AB&T FINANCIAL CORPORATION

Consolidated Statements of Cash Flows

For the three months ended March 31, 2008 and 2009

(Unaudited)

	For the three months ended March 31,
	2009	2008
Cash flows from operating activities:
Net income (loss)	$(322,478)	$112,178
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	341,314	171,989
Depreciation and amortization expense	54,431	41,641
Discount accretion and premium amortization	110,063	(1,159)
Deferred income tax expense	(216,280)	(25,007)
Decrease in interest receivable	35,110	74,204
Increase in interest payable	22,214	101,491
Decrease (increase) in other assets	10,391	(43,301)
Increase (decrease) in other liabilities	91,150	(123,330)
Loss on sale of other real estate	—	15,826
Stock based compensation expense	66,371	35,268

Net cash provided by operating activities	192,286	313,974

Cash flows from investing activities:
Purchase of nonmarketable equity securities	(41,900)	(63,400)
Purchase of certificates of deposit from other banks	(11,449)	—
Calls and maturities of securities available for sale	—	85,234
Net increase in loans receivable	(161,901)	(10,826,226)
Proceeds from sale of other real estate	370,246	14,082
Purchases of premises, furniture, and equipment	(2,976)	(191,383)

Net cash (used) provided by investing activities	152,020	(10,995,774)

Cash flows from financing activities:
Net decrease in demand deposits, interest-bearing transaction accounts and savings accounts	(1,262,834)	(1,712,819)
Net increase (decrease) in certificates of deposit and other time deposits	(1,458,467)	14,462,571
Net decrease in borrowed funds	(1,066,883)	(2,890,853)
Proceeds from issuance of preferred stock, net	3,363,150	—
Dividends paid	(10,694)	—
Purchase of treasury stock	(55,600)	—
Proceeds from issuance of stock warrants	136,850	—

Net cash (used) provided by financing activities	(354,478)	9,872,981

Net decrease in cash and cash equivalents	$(10,172)	$(762,993)
Cash and cash equivalents, beginning of period	$17,168,629	$18,460,616

Cash and cash equivalents, end of period	$17,158,457	$17,697,623

See notes to consolidated financial statements

AB&T FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

Note 1 — Merger

On February 16, 2009, the AB&T Financial Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with 1st Financial Services Corporation (“1st Financial”) pursuant to which the Company will merge with and into 1st Financial (the “Merger”). The Board of Directors of the Company approved the Merger Agreement and the transactions contemplated in it on February 12, 2009. The Board of Directors of 1st Financial approved the Merger Agreement and the transactions contemplated in it on February 13, 2009. Upon the consummation of the Merger, each share of the Common Stock of the Company issued and outstanding at the effective time of the merger will be converted into and exchanged for the right to receive 1.175 shares of the Common Stock of 1st Financial. Each share of preferred stock of the Company issued and outstanding at the effective time of the Merger shall be converted into and exchanged for the right to receive one share of the preferred stock of 1st Financial. Options to purchase shares of the Company’s Common Stock will be converted into options to purchase shares of 1st Financial Common Stock based on the exchange ratio. The outstanding warrants to purchase shares of the Company’s common stock will be converted into warrants to purchase shares of 1st Financial common stock based on the exchange ratio. The Merger is intended to constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended. The merger is subject to the approval of shareholders of both parties. If approved, the merger is expected to become effective during the second or third quarter of 2009.

Note 2 — Organization

The Company is a North Carolina business corporation incorporated in 2007. On May 14, 2008, pursuant to a plan of share exchange approved by the shareholders of Alliance Bank & Trust Company (the “Bank”), all of the outstanding shares of common stock of the Bank were exchanged for shares of common stock of the Company. The Company has no operations other than ownership of the Bank. The Bank was incorporated in North Carolina and commenced business on September 8, 2004. The principal business activity of the Bank is to provide commercial banking services to domestic markets, principally in Gaston and Cleveland counties in North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Note 3 — Basis of Presentation

The accompanying financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are consolidated to omit disclosures, which would substantially duplicate those contained in the Company’s 2008 Annual Report on Form 10-K. The financial statements as of March 31, 2009 and for the interim periods ended March 31, 2008 are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The financial information as of December 31, 2008 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and the notes included in the Company’s 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2009.

Note 4 — Recently Issued Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In December 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 141(R), “Business Combinations,” (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and

AB&T FINANCIAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company expects the implication of SFAS 141(e) to be effective for the merger with 1st Financial.

In January 2009, FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EIFT Issue No. 99-20,” (“FSP EITF 99-20-1”) was issued. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets,” (“EITF 99-20”) or SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“SFAS 115”) depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company’s security portfolio and evaluated the portfolio for any other-than-temporary impairments.

In April, 2009, the FASB issued Financial Staff Position Financial Accounting Standard 115-2 and Financial Accounting Standard 124-2 (“FSP FAS 115-2 and FAS 124-2”), Recognition and Presentation of Other-Than-Temporary Impairments, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP FAS 115-2 and FAS 124-2 provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This FSP is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt for the interim and annual periods ending after March 15, 2009. The Company has chosen not to early adopt this FSP, and does not feel the required adoption next quarter will have a material effect on our financial statements.

FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” recognizes that quoted prices may not be determinative of fair value when the volume and level of trading activity has significantly decreased. The evaluation of certain factors may necessitate that fair value be determined using a different valuation technique. Fair value should be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, not a forced liquidation or distressed sale. If a transaction is considered to not be orderly, little, if any, weight should be placed on the transaction price. If there is not sufficient information to conclude as to whether or not the transaction is orderly, the transaction price should be considered when estimating fair value. An entity’s intention to hold an asset or liability is not relevant in determining fair value. Quoted prices provided by pricing services may still be used when estimating fair value in accordance with SFAS 157; however, the entity should evaluate whether the quoted prices are based on current

AB&T FINANCIAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

information and orderly transactions. Inputs and valuation techniques are required to be disclosed in addition to any changes in valuation techniques. This FSP is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt for the interim and annual periods ending after March 15, 2009. The Company has chosen not to early adopt this FSP, and does not feel the required adoption next quarter will have a material effect on our financial statements.

FSP SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and also requires those disclosures in summarized financial information at interim reporting periods. A publicly traded company includes any company whose securities trade in a public market on either a stock exchange or in the over-the-counter market, or any company that is a conduit bond obligor. Additionally, when a company makes a filing with a regulatory agency in preparation for sale of its securities in a public market it is considered a publicly traded company for this purpose. This FSP is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt for the interim and annual periods ending after March 15, 2009. The Company has chosen not to early adopt this FSP, and does not feel the required adoption next quarter will have a material effect on our financial statements.

Also on April 1, 2009, the FASB issued FSP SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” The FSP requires that assets acquired and liabilities assumed in a business combination that arise from a contingency be recognized at fair value. If fair value cannot be determined during the measurement period as determined in SFAS 141 (R), the asset or liability can still be recognized if it can be determined that it is probable that the asset existed or the liability had been incurred as of the measurement date and if the amount of the asset or liability can be reasonably estimated. If it is not determined to be probable that the asset/liability existed/was incurred or no reasonable amount can be determined, no asset or liability is recognized. The entity should determine a rational basis for subsequently measuring the acquired assets and assumed liabilities. Contingent consideration agreements should be recognized initially at fair value and subsequently reevaluated in accordance with guidance found in paragraph 65 of SFAS 141 (R). The FSP is effective for business combinations with an acquisition date on or after the beginning of the Company’s first annual reporting period beginning on or after December 15, 2008. The Company will assess the impact of the FSP if and when a future acquisition occurs.

The Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 111 on April 9, 2009 to amend Topic 5.M., “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities” and to supplement FSP SFAS 115-2 and SFAS 124-2. SAB 111 maintains the staff’s previous views related to equity securities; however debt securities are excluded from its scope. The SAB provides that “other-than-temporary” impairment is not necessarily the same as “permanent” impairment and unless evidence exists to support a value equal to or greater than the carrying value of the equity security investment, a write-down to fair value should be recorded and accounted for as a realized loss. The SAB was effective upon issuance and had no impact on the Company’s financial position.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

AB&T FINANCIAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Note 5 — Comprehensive Income

Comprehensive income includes net income and other comprehensive income, which is defined as nonowner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in equity along with the related tax effect for the three month periods ended March 31, 2009 and March 31, 2008:

	Three months ended March 31,
	2009	2008
Unrealized gains (losses) on securities available for sale	$40,195	$42,793
Reclassification of (gains) losses recognized in net income	—	—
Income tax effect	(15,657)	(16,668)

Other comprehensive income	$24,538	$26,125

Note 6 — Income per share

Basic income per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method.

	Three months ended March 31, 2009
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share
Income (loss) available to common shareholders	($370,752)	2,668,205	($0.14)

Effect of dilutive securities
Stock options	—	—

Dilutive earnings per share
Income (loss) available to common shareholders plus assumed conversions	($370,752)	2,668,205	($0.14)

	Three months ended March 31, 2008
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share
Income available to common shareholders	$112,178	2,678,205	$0.04

Effect of dilutive securities
Stock options	—	—

Dilutive earnings per share
Income available to common shareholders plus assumed conversions	$112,178	2,678,205	$0.04

AB&T FINANCIAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

Note 7 — Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries , other securities that are highly liquid and are actively traded in over-the-counter markets and money market funds.

Level 2	Observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Available-for-sale investment securities ($4,568,346 at March 31, 2009) are the only assets whose fair values are measured on a recurring basis using level 2 inputs. The Company has no assets or liabilities whose fair values are measured on a recurring basis using level 1 or level 3 inputs.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the SFAS No. 157 valuation hierarchy (as described above) as of March 31, 2009 for which a nonrecurring change in fair value has been recorded during the period ending March 31, 2009.

AB&T FINANCIAL CORPORATION

Notes to Consolidated Financial Statements—(Continued)

(Unaudited)

The Company is predominantly an asset-based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs.

	Carrying Value at March 31, 2009
	Total	Level 1	Level 2	Level 3
Impaired Loans	$1,166,790		$1,166,790
Other Real Estate Owned	$2,983,452			$2,983,452

The Company has no other assets or liabilities whose fair values are measured using level 3 inputs.

Note 8 — United States Department of the Treasury Capital Purchase Program

On January 23, 2009, the Company entered into a Letter Agreement, with the United States Department of the Treasury (the “Treasury”), pursuant to which the Company issued and sold to the Treasury (1) 3,500 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”) and (2) a warrant to purchase 80,153 shares of the Company’s common stock, $1.00 par value per share, for an aggregate purchase price of $3,500,000 in cash. The Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Company may not redeem the Preferred Stock during the first three years following the investment by the Treasury, except with the proceeds from a “Qualified Equity Offering”. After three years, the Company may, at its option, redeem the Preferred Stock at its liquidation preference plus accrued and unpaid dividends. The Preferred Stock is generally nonvoting. The warrant has a 10-year term and is immediately exercisable upon its issuance, with an initial per share exercise price of $6.55. The warrant has anti-dilution protections, registration rights, and certain other protections for the holder. If the Company receives aggregate gross cash proceeds of not less than $3,500,000 from Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of common stock issuable pursuant to the Treasury’s exercise of the warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the warrant. Pursuant to the Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNAUDITED PRO FORMA SELECTED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

OF

1ST FINANCIAL SERVICES CORPORATION AND

AB&T FINANCIAL CORPORATION

For the Three Months Ended March 31, 2009

1ST FINANCIAL SERVICES CORPORATION AND AB&T FINANCIAL CORPORATION

UNAUDITED PRO FORMA SELECTED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

We are providing the following unaudited pro forma selected combined consolidated financial statements to aid you in your analysis of the financial aspects of the proposed merger. The unaudited pro forma selected combined consolidated balance sheet gives effect to the proposed transaction as if it occurred on March 31, 2009. The unaudited pro forma selected combined consolidated statements of income for the year ended December 31, 2008 give effect to the proposed transaction as if the purchase transaction occurred January 1, 2009. The statements include pro forma adjustments as described in the notes accompanying the financial statements.

We derived this information from the audited consolidated financial statements for the year ended December 31, 2008 of 1st Financial and AB&T. The unaudited pro forma selected combined consolidated financial statements should be read in conjunction with the audited historical consolidated financial statements and related notes of 1st Financial and AB&T which are included in this Joint Proxy Statement/Prospectus.

The unaudited pro forma selected combined consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the merger had been in effect on and for the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The pro forma adjustments are based on the information and assumptions available at the time of the printing of this Joint Proxy Statement/Prospectus.

Selected Unaudited Pro Forma Condensed Statements of Financial Condition

As of March 31, 2009

(dollars in thousands)

	FFIS	AB&T	Purchase Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$17,869	$18,430	$(950	) (a)	$35,349
Investment securities	89,995	5,982	—		95,977
Loans	589,687	138,240	(4,713	) (b)	723,214
Allowance for loan losses	(9,766)	(1,742)	1,742	(c)	(9,766)

Net loans	579,921	136,498	(2,971)		713,448
Bank owned life insurance	11,661	—	—		11,661
Property and equipment, net	6,826	4,106	—		10,932
Goodwill	—	—	—		—
Core deposit intangible	—	—	308	(d)	308
Other assets	10,609	4,822	—		15,431

Total assets	$716,881	$169,838	$(3,613)		$883,106

Liabilities and Stockholders’ Equity

Liabilities:
Deposits	$589,375	$118,597	$—		$707,972
Borrowings	59,966	23,571	652	(e)	84,189
Other liabilities	4,430	274	—		4,704

Total liabilities	653,771	142,442	652		796,865

Stockholders’ equity:
Preferred stock	15,429	3,368	—		18,797
Common stock	24,985	2,622	13,054	(f)	40,661
Common stock warrants	1,016	137	—		1,153
Additional paid-in capital	17,787	21,663	(22,448	) (g)	17,002
Retained earnings (accumulated deficit)	4,052	(484)	5,219	(h)	8,787
Accumulated other comprehensive (loss)	(159)	90	(90	) (i)	(159)

Total stockholders’ equity	63,110	27,396	(4,265)		86,241

Total liabilities and stockholders’ equity	$716,881	$169,838	$(3,613)		$883,106

(a)	Cash and cash equivalents were decreased approximately $950 thousand for estimated merger expenses.
(b)	Gross loans decreased by $4,713 for the fair value adjustment to loans which includes a component of the fair value estimate for the non-collectability of contractual future cash flows that has been estimated for purposes of the pro forma financial statements as the allowance for loan losses of AB&T, which was $1.7 million.
(c)	The AB&T allowance for loan losses was eliminated because loans acquired from AB&T were recorded at fair value as discussed above, and, thus, no allowance existed on acquired loans at the merger date.
(d)	Core deposit intangible represents a valuation adjustment attributed to AB&T core deposits at the merger date.
(e)	Borrowings were increased by $652 thousand for a fair market value adjustment to term borrowings based on the impact of current interest rates.
(f)	Common stock was increased by $13,056 for the difference between 1st Financial shares to be issued and AB&T shares to be cancelled.
(g)

Additional paid in capital was decreased $(22,448) representing the elimination of AB&T’s surplus account of $21,663 plus the Value of 1st Financial stock issued. The 1st Financial stock price assumed for the calculation was $4.75 per share, the closing price on March 31, 2009.

(h)	Retained earnings was increased by $5,219, a $484 thousand increase to eliminate the AB&T accumulated deficit and $5,865 to recognize the bargain purchase, net of the $950 thousand for anticipated merger expenses.
(i)	Other accumulated comprehensive income was decreased by $90 to eliminate AB&T’s other accumulated comprehensive income.

Selected Unaudited Pro Forma Condensed Statements of Operations

For the Three Months Ended March 31, 2009

(dollars in thousands except per share data)

	FFIS Historical	AB&T Historical	Purchase Adjustments		Pro Forma Combined
Interest income	$8,707	$1,729	$176	(a)	$10,612
Interest expense	3,190	984	—		4,174
Provision for loan losses	2,305	341	—		2,646

Net interest income after provision for loan losses	3,212	404	176		3,792
Noninterest income	1,591	109	—		1,700
Noninterest expense	4,394	1,036	19	(b)	5,449

Income before income taxes	409	(523)	157		43
Income tax expense (benefit)	34	(201)	55		(112)

Net income	$375	$(322)	$102		$155

Accretion of preferred stock to redemption value	49	5	—		54
Preferred dividends accrued	205	44	—		249

Net income available to common stockholders	$121	$(371)	$102		$(148)

Basic income per share(1)	$0.02	$(0.14)			$(0.02)

Diluted income per share(1)	$0.02	$(0.14)			$(0.02)

Basic weighted average shares outstanding(1)	4,997,027	2,668,205	466,935		8,132,167

Diluted weighted average shares outstanding(1)	4,997,320	2,678,205	468,686		8,144,211

(a)	Interest income was increased by $176 due to amortization of the loans fair market value adjustment.
(b)	Noninterest expense was increased by $19 thousand due to amortizing the core deposit intangible.
Note	Not included in the pro forma statement of operations above are adjustments relating to the $5,689 gain on bargain purchase that represents the excess of the fair value of ABTO’s net assets received over the purchased price based on the March 31, 2009 stock price of $4.75 per common share, $950 thousand in anticipated merger expenses, and $652 thousand in costs associated with anticipated debt prepayment penalties.

1ST FINANCIAL SERVICES CORPORATION AND AB&T FINANCIAL CORPORATION

Selected Unaudited Pro Forma Condensed Statements of Operations

For the Year Ended December 31, 2008

(dollars in thousands except per share data)

	FFIS Historical	AB&T Historical	Purchase Adjustments		Pro Forma Combined
Interest income	$38,550	$8,810	$887	(a)	$48,247
Interest expense	17,905	4,567	—		22,472
Provision for loan losses	6,520	1,313	—		7,833

Net interest income after provision for loan losses	14,125	2,930	887		17,942
Noninterest income	4,824	147	—		4,971
Noninterest expense	18,512	3,866	77	(b)	22,455

Income before income taxes	437	(789)	810		458
Income tax expense	98	(275)	284		107

Net income	$339	$(514)	$527		$352

Accretion of preferred stock to redemption value	27	—	229	(d)	256
Preferred dividends accrued	105	—	888	(e)	993

Net income available to common stockholders	$207	$(514)	$(591)		$(898)

Basic income per share(1)	$0.04	$(0.19)			$(0.11)

Diluted income per share(1)	$0.04	$(0.19)			$(0.11)

Basic weighted average shares outstanding(1)	4,997,027	2,678,205	468,685		8,143,917

Diluted weighted average shares outstanding(1)	5,211,060	2,678,205	468,686		8,357,951

(a)	Interest income was increased by $887 in amortization of the loans fair market value adjustment.
(b)	Noninterest expense was increased by $77 thousand due to amortizing the core deposit intangible.
(d)	Accretion of preferred stock was increased to reflect full years’ amortization, based on a 5 year life.
(e)	Preferred dividends were increased to reflect full year accrual amounts payable on the for both 1st Financial and AB&T’s issuance of preferred stock under the CPP.
Note	Not included in the pro forma statement of operations above are adjustments relating to the $5,689 gain on bargain purchase that represents the excess of the fair value of ABTO’s net assets received over the purchased price based on the March 31, 2009 stock price of $4.75 per common share, $950 thousand in anticipated merger expenses, and $652 thousand in costs associated with anticipated prepayment penalties.

1st FINANCIAL SERVICES CORPORATION AND AB&T FINANCIAL CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

As of and For the Three Months Ended March 31, 2009

Note 1.	Basis of Presentation

The merger will be accounted for as an acquisition by 1st Financial of AB&T using the acquisition method of accounting reflecting the acquisition by 1st Financial of AB&T and, accordingly, the assets and liabilities of AB&T will be recorded at their respective fair values on the date the merger is completed. The merger will be affected by the issuance of shares of 1st Financial common stock ($5.00 par value) to AB&T shareholders. Each share of AB&T common stock will be exchanged for 1.175 shares of 1st Financial common stock. Under SFAS 141(R), the merger accounting journal entries will be based on the closing price on the date of merger which may be different than this estimate.

The pro forma financial information includes estimated adjustments to record assets and liabilities of AB&T at their respective fair values. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed.

The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of AB&T’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Changes in the fair value of the net assets of AB&T as of the date of the merger will change the amount of purchase price allocable to goodwill, if any, and the respective assets and liabilities. The further refinement of transaction costs will result in additional charges to operations in the period incurred. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The unaudited pro forma information is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

Accordingly, we can provide no assurance that the following pro forma financial data will ever be achieved. We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing stockholders with information that may be useful for purposes of considering and evaluating the merger proposal.

Note 2.	Adjustments to Equity

The pro forma financial information reflects the issuance of 3,135,140 shares of 1st Financial common stock with an aggregate market value of approximately $14.9 million. The table below provides the calculation of the number of shares issued:

As of March 31, 2009
AB&T common stock outstanding	2,668,205
Exchange ratio	1.175
1st Financial common stock issued	3,135,140

1st FINANCIAL SERVICES CORPORATION AND AB&T FINANCIAL CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and For the Three Months Ended March 31, 2009

The pro forma financial information includes adjustments to shareholders’ equity for the elimination of AB&T’s accumulated other comprehensive income of $90 thousand and the elimination of AB&T’s accumulated deficit of $157 thousand as of December 31, 2008. In addition to these equity adjustments, $950 thousand was included in the purchase price for estimated transaction costs.

The US Treasury received warrants to purchase 80,153 shares of common stock of AB&T. The term is 10 years and immediately exercisable, in whole or in part, with an initial exercise price of $6.55.

The following table provides a summary of pro forma adjustments to stockholders’ equity:

		As of March 31, 2009
Pro Forma Adjustments to Stockholders’ Equity
Preferred stock issued under TARP		$3,500
Common stock adjustment:
Shares of 1st Financial common issued	3,135,140
1st Financial par value per share	$5.00	$15,676
Eliminate AB&T shares outstanding		(2,622)

Common stock adjustment		13,054

Surplus adjustment:
1st Financial shares issued for AB&T common shares		14,891
Less: estimated fair value attributed to common stock par value		(15,676)
Less: AB&T surplus		(21,663)

Surplus adjustment		(22,448)
Retained earnings adjustment:
Eliminate AB&T accumulated deficit		484
Deal costs recognized in current expenses		(950)
Gain on bargain purchase		5,685

Retained earnings adjustment		5,219
Eliminate AB&T accumulated other comprehensive income		(90)

Total stockholders’ equity adjustment		$(4,265)

Note 3.	Purchase Accounting Adjustments

The adjustments under the acquisition method of accounting included in the pro forma statement of financial condition include adjustments to loans, of $(4.7) million. These adjustments are based on preliminary valuations performed as of March 31, 2009. The adjustments recorded for these assets and liabilities on the merger date could vary significantly from the pro forma adjustments included herein depending on changes in interest rates and the components of the assets and liabilities.

The adjustments under the acquisition method of accounting include a core deposit intangible asset adjustment of $308 thousand. The $308 thousand was calculated by applying a premium of 1.0% to AB&T’s core deposits. Core deposits are defined as all non-interest bearing deposits and interest-bearing transaction

1st FINANCIAL SERVICES CORPORATION AND AB&T FINANCIAL CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and For the Three Months Ended March 31, 2009

accounts excluding non-core time deposits. The amortization of the core deposit intangible assets in the pro forma statements (approximately $80 thousand) of operations is assumed to be over the estimated life using an accelerated method. An analysis to determine if other identifiable intangible assets exist has not yet been completed. Upon completion of this analysis, additional intangible assets may be recorded which will affect the purchase price allocation.

The pro forma balance sheet includes total merger costs, of $950 thousand. Projected merger costs include projected legal, accounting, and investment banking fees of $950 thousand which will be recognized as period expenses in accordance with SFAS No. 141(R). These expenses are expected to be non-deductible.

Application of SFAS No. 141(R) will require adjustments under the acquisition method of accounting to net loans at the merger date. Loans will be recorded at fair value with respect to current interest rates, credit quality, and any other factors that may impact the value of loans. Prior to adoption of SFAS No. 141(R), the loan portfolio of the acquired entity was valued excluding the effects of credit losses, and the allowance for loan losses of the acquired entity was carried over by the acquiring company. As a result of SFAS 141(R), the fair value estimate of loans will include the effects of uncertainty about the collectibility of future cash flows and 1st Financial will not carry over the allowance for loan losses of AB&T.

Note 4.	Troubled Asset Relief Program (“TARP”)

The pro forma financial information reflects the issuance of $3.5 million of AB&T Senior Preferred Shares. Warrants included the book value as determined by applying the relative fair market value percentages to the amount of TARP capital raised. Preferred stock to be issued under TARP is $1,000 par value at an annual rate of 5%. The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date. The discount on the preferred stock is amortized over a five year period via the effective yield method.

Note 5.	Pro Forma Statement of Income

The pro forma condensed combined statements of income for three months ended March 31, 2009 and the year ended December 31, 2008 include adjustments for the amortization of the estimated core deposit intangible, the estimated amortization or accretion of purchase accounting adjustments made to loans and the related tax effect of all the adjustments. The amortization or accretion of the purchase accounting adjustments made to loans was estimated based on estimated weighted average maturities.

These results are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

1ST FINANCIAL SERVICES CORPORATION

AND

AB&T FINANCIAL CORPORATION

February 16, 2009

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

1ST FINANCIAL SERVICES CORPORATION

AND

AB&T FINANCIAL CORPORATION

THIS AGREEMENT AND PLAN OF MERGER (hereinafter called “Agreement”) is entered into as of the 16th day of February, 2009, by and between 1st FINANCIAL SERVICES CORPORATION (“1st Financial”) and AB&T FINANCIAL CORPORATION (“AB&T”).

WHEREAS, 1st Financial is a North Carolina corporation with its principal office and place of business located in Hendersonville, North Carolina and is the owner of all the outstanding shares of common stock of Mountain 1st Bank & Trust Company (Mountain 1st), a North Carolina state-chartered banking corporation; and

WHEREAS, AB&T is a North Carolina corporation with its principal office and place of business located in Gastonia, North Carolina and is the owner of all the outstanding shares of common stock of Alliance Bank & Trust Company (“Alliance”), a North Carolina state-chartered banking corporation; and,

WHEREAS, 1st Financial and AB&T have agreed that it is in their mutual best interests and in the best interests of their respective shareholders for 1st Financial and AB&T to consummate a merger whereby each of the outstanding shares of AB&T’s common stock would be exchanged for shares of 1st Financial’s common stock, and AB&T would be merged with and into 1st Financial with 1st Financial as the surviving entity in such merger, all in the manner and upon the terms and conditions contained in this Agreement and Plan of Merger and,

WHEREAS, to effectuate the foregoing, 1st Financial and AB&T desire to adopt this Agreement as a plan of reorganization in accordance with the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and,

WHEREAS, the respective boards of directors of AB&T and 1st Financial have determined that it is in the best interests of their companies and their shareholders to consummate the transactions provided for herein and, subject to the provisions of Article VIII of this Agreement, recommend to the respective shareholders of AB&T and 1st Financial that they approve this Agreement and Plan of Merger and the transactions it contemplates.

NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, covenants, and promises herein contained, and subject to the terms and conditions hereof, AB&T and 1st Financial hereby mutually agree as follows:

ARTICLE I

THE PLAN OF MERGER

1.01. Names Of Merging Corporations. The name of the corporation whose shares will be acquired is “AB&T Financial Corporation” and the name of the acquiring corporation is “1st Financial Services Corporation.” Subject to the provisions of this Agreement and Plan of Merger, at the Effective Time (as defined in Paragraph 1.04 hereof), AB&T shall be merged with and into 1st Financial, pursuant to Article 11 of Chapter 55 of the General Statutes of North Carolina (the “Merger”), the separate corporate existence of AB&T shall cease and the corporate existence of 1st Financial, as the surviving corporation in the Merger, shall continue under the laws of the State of North Carolina. 1st Financial, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.” The corporate existence of 1st Financial as the surviving corporation in the Merger shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger, and the duration of its existence shall be perpetual and unlimited.

1.02. The Merger.

(a) Effect of the Merger. At the “Effective Time” (as defined in Paragraph 1.04 hereof), upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the North Carolina Business Corporation Act, as amended, each share of the $1.00 par value common stock of AB&T (“AB&T Stock”) (other than (i) any shares to which rights of dissent and appraisal are properly exercised as provided below and (ii) any shares held other than in a fiduciary capacity or as a result of debts previously contracted by AB&T, Alliance, 1st Financial, or Mountain 1st) and each share of the no par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of AB&T (“AB&T Preferred Stock”) shall be exchanged for the consideration provided in Paragraph 1.03 hereof (the “Consideration”). At the Effective Time and by reason of the Merger, and in accordance with applicable law, all of the property, assets and rights of every kind and character of AB&T including, without limitation, all real, personal or mixed property, all debts due on whatever account, all other choses in action and every other interest of or belonging to or due to AB&T, whether tangible or intangible, shall vest in the Surviving Corporation, and the Surviving Corporation shall succeed to all the rights, privileges, powers, purposes and franchises of a public or private nature of AB&T, all without any conveyance, assignment or further act or deed; and the Surviving Corporation shall become responsible for all of the liabilities, duties and obligations of every kind, nature and description of AB&T as of the Effective Time.

(b) Articles of Incorporation, Bylaws and Management. The Articles of Incorporation and Bylaws of 1st Financial in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law. The officers and directors of 1st Financial at the Effective Time shall continue to hold such offices and positions of the Surviving Corporation until removed as provided by law or until the election or appointment and qualification of their respective successors.

1.03. Conversion of Stock.

(a) Consideration. Except as otherwise provided in this Agreement, at the Effective Time all rights of AB&T’s shareholders with respect to all outstanding shares of AB&T Stock shall cease to exist and, as consideration for and to effect the Merger, each such outstanding share of AB&T Stock shall be converted, without any action by 1st Financial, AB&T or any AB&T shareholder, into the right to receive the number of shares of $5.00 par value common stock of 1st Financial (“1st Financial Stock”) provided in Paragraph 1.03(b)(1)(B) or cash as provided in Paragraph 1.03(i). Except as otherwise provided in this Agreement, at the Effective Time all rights of AB&T’s shareholders with respect to all outstanding shares of AB&T Preferred Stock shall cease to exist and, as consideration for and to effect the Merger, each such outstanding share of AB&T Preferred Stock shall be converted, without any action by 1st Financial, AB&T or any AB&T shareholder, into the right to receive the number of shares of Class B no par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of 1st Financial (“1st Financial Preferred Stock”) provided in Paragraph 1.03(b)(2)(B). No share of AB&T Stock or AB&T Preferred Stock shall be deemed to be outstanding or, other than shares as to which the holders have validly exercised “Dissenter’s Rights” (as defined in Paragraph 1.03(g) hereof), have any rights other than those set forth in this Paragraph 1.03(a) after the Effective Time.

(b) Conversion of AB&T Stock, AB&T Preferred Stock, and AB&T Warrant.

(1) At the Effective Time, by virtue of the Merger and without any action on the part of 1st Financial, AB&T, or any holder of shares of AB&T Stock:

(A) Each share of 1st Financial Stock that is issued and outstanding at the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(B) Subject to Paragraphs 1.03(c), 1.03(f), and 1.03(i), each share of AB&T Stock issued and outstanding immediately before the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive 1.1750 shares of 1st Financial Stock (the “Exchange Ratio”).

(2) At the Effective Time, by virtue of the Merger and without any action on the part of 1st Financial, AB&T, or any holder of shares of AB&T Preferred Stock:

(A) Each share of 1st Financial Preferred Stock that is issued and outstanding at the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(B) Subject to Paragraph 1.03(c), each share of AB&T Preferred Stock issued and outstanding immediately before the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive one (1) share of 1st Financial Preferred Stock (the “Preferred Stock Exchange Ratio).

(3) At the Effective Time, by virtue of the Merger and without any action on the part of 1st Financial, AB&T, or the holder of the AB&T Warrant (as defined in Paragraph 2.02(a) hereof):

(A) The warrantholder’s right to receive shares upon exercise of the AB&T Warrant shall be converted into the right to acquire a number of shares of 1st Financial Stock equal to the Exchange Ratio for every one (1) shares of AB&T Stock covered by the AB&T Warrant prior to the Effective Time, with an appropriate adjustment to the per share exercise price for such AB&T Warrant.

(B) At or prior to the Effective Time, 1st Financial shall take all corporate action necessary to reserve for issuance sufficient shares of 1st Financial Stock for delivery upon exercise of the AB&T Warrant.

(c) Exchange and Payment Procedures; Surrender of Certificates. As promptly as is reasonably practicable following the Effective Time, 1st Financial shall send or cause to be sent to each former AB&T shareholder of record immediately prior to the Effective Time written instructions and transmittal materials (a “Transmittal Letter”) for use in surrendering certificates evidencing AB&T Stock or AB&T Preferred Stock (each a “AB&T Certificate”) to 1st Financial or to its Exchange Agent. Upon the proper surrender and delivery to 1st Financial or its Exchange Agent (in accordance with its instructions, and accompanied by a properly completed Transmittal Letter) by a former shareholder of AB&T of his or her AB&T Certificate(s), and in exchange therefor, 1st Financial shall as soon as practicable thereafter issue and deliver to the shareholder a certificate evidencing the 1st Financial Stock or 1st Financial Preferred Stock into which the shareholder’s AB&T Stock or AB&T Preferred Stock has been converted.

(d) AB&T Certificates. At the Effective Time, and without any action by 1st Financial, AB&T or any AB&T shareholder, AB&T’s stock transfer books shall be closed and there shall be no further transfers of AB&T Stock or AB&T Preferred Stock on its stock transfer books or the registration of any transfer of an AB&T Certificate by any holder thereof, and the holders of AB&T Certificates shall cease to be, and shall have no further rights as, shareholders of AB&T other than as provided in this Agreement. Following the Effective Time, AB&T Certificates shall evidence only the right of the registered holder thereof to receive the Consideration into which his or her AB&T Stock or AB&T Preferred Stock was converted at the Effective Time or, in the case of AB&T Stock held by shareholders who properly shall have exercised Dissenters’ Rights (as defined in Paragraph 1.03(g)), cash as provided in Article 13 of Chapter 55 of the General Statutes of North Carolina.

(e) Certificates and Dividends. Subject to Paragraph 1.03(h), no certificate evidencing 1st Financial Stock shall be issued or delivered to any former AB&T shareholder unless and until such shareholder shall have properly surrendered to 1st Financial or its Exchange Agent the AB&T Certificate(s) formerly representing his or her shares of AB&T Stock, together with a properly completed Transmittal Letter. Further, until a former AB&T shareholder’s AB&T Certificates are so surrendered and certificates for the 1st Financial Stock into which his or her AB&T Stock was converted at the Effective Time actually are issued to him or her, no cash dividend or other distribution payable by 1st Financial with respect to that 1st Financial Stock as of any date subsequent to the Effective Time shall be paid or delivered to the former AB&T shareholder. However, upon the proper surrender of the shareholder’s AB&T Certificate, 1st Financial shall pay to the shareholder the amount of any such cash dividends or other distributions, without interest, that have accrued but remain unpaid with respect to that 1st Financial Stock.

(f) Antidilutive Adjustments. If, prior to the Effective Time, AB&T or 1st Financial shall declare any dividend payable in shares of AB&T Stock or 1st Financial Stock, respectively, or shall subdivide, split, reclassify or combine the presently outstanding shares of AB&T Stock or 1st Financial Stock then an appropriate and proportionate adjustment shall be made in the 1st Financial Stock to be issued in exchange for each of the shares of AB&T Stock.

(g) Dissenters. Any shareholder of AB&T or 1st Financial who properly exercises any right of dissent and appraisal with respect to the Merger as provided under North Carolina law (“Dissenter’s Rights”), shall be entitled to receive payment of the fair value of his or her shares of AB&T Stock, AB&T Preferred Stock, 1st Financial Stock, or 1st Financial Preferred Stock, as the case may be, in the manner and pursuant to the procedures provided in the North Carolina Business Corporation Act. Shares of AB&T Stock or AB&T Preferred Stock held by persons who properly exercise Dissenter’s Rights shall not be converted as described in Paragraph 1.03(a). However, if any shareholder of AB&T who exercises Dissenter’s Rights shall fail to perfect those rights, or effectively shall waive or lose such rights, then each of his or her shares of AB&T Stock shall be deemed to have been converted into the right to receive 1st Financial Stock, as of the Effective Time as provided in Paragraph 1.03(a) hereof.

(h) Lost Certificates. Shareholders of AB&T whose AB&T Certificates have been lost, destroyed, stolen or otherwise are missing shall be entitled to receive the certificates evidencing 1st Financial Stock or 1st Financial Preferred Stock to which they are entitled in accordance with and upon compliance with reasonable conditions imposed by 1st Financial, including, without limitation, a requirement that those shareholders provide lost instruments indemnities or surety bonds in form, substance and amounts satisfactory to 1st Financial.

(i) Fractional Shares. No fractional shares of 1st Financial Stock shall be issued or delivered in connection with the Merger. In lieu of any such fractional share, subject to the terms and conditions of this Paragraph 1.03, each holder of shares of AB&T Stock who would otherwise have been entitled to a fraction of a share of 1st Financial Stock shall be entitled to receive cash (without interest) in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the product obtained by multiplying the average of the last twenty (20) trading days prior to the Effective Time of the average sales price of the shares of common stock of 1st Financial by the Exchange Ratio, as calculated by 1st Financial based on available quotations as of the effective date, which calculations shall be conclusive absent manifest error.

1.04. Closing; Articles Of Merger; Effective Time. The closing of the transaction contemplated by this Agreement (the “Closing”) shall take place at the offices of 1st Financial in Hendersonville, North Carolina, or at such other place as 1st Financial and AB&T shall mutually designate, on a date mutually agreed upon by 1st Financial and AB&T (the “Closing Date”) after the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by governmental or regulatory authorities having jurisdiction over AB&T, Alliance, 1st Financial or Mountain 1st (collectively, the “Regulatory Authorities”). At the Closing, AB&T and 1st Financial shall take such actions (including, without limitation, the delivery of certain closing documents) as are required herein and as shall otherwise be required by law to consummate the Merger and cause it to become effective, and 1st Financial shall execute and file Articles of Merger with the North Carolina Secretary of State under North Carolina law.

Subject to the terms and conditions set forth herein (including, without limitation, the receipt of all required approvals of Regulatory Authorities), the Merger shall be effective (the “Effective Time”) upon the later to occur of the following: (i) the filing of the Articles of Merger with the North Carolina Secretary of State; or (ii) such time specified in the Articles of Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF AB&T AND ALLIANCE

Except as otherwise specifically provided herein or as “Previously Disclosed” (as defined in Paragraph 10.13 hereof) to 1st Financial, AB&T hereby make the following representations and warranties to 1st Financial:

2.01. Organization; Standing; Power.

(a) AB&T (i) is duly organized and incorporated, validly existing, and in good standing under the laws of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on AB&T, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on AB&T. AB&T is registered as a bank holding company and is in good standing with the Board of Governors of the Federal Reserve System (the “FRB”).

(b) Alliance (i) is duly organized and incorporated, validly existing, and in good standing as a banking corporation under the laws of the State of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on AB&T, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on AB&T. Alliance is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. Alliance is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta.

2.02. AB&T’s Capital Stock.

(a) AB&T’s authorized capital stock consists of 10,000,000 shares of common stock, $1.00 par value per share, of which 2,678,205 shares are issued and outstanding, and 1,000,000 shares of preferred stock, no par value per share, of which 3,500 shares are issued and outstanding. These shares of common and preferred stock, together with the stock options described in Paragraph 2.04 below and the warrant to purchase 80,153 shares issued in connection with the issuance of the preferred stock (the “AB&T Warrant”), constitute AB&T’s only outstanding securities. The exercise prices of the stock options and the AB&T Warrant has not been changed since the original issuance of each option and the AB&T Warrant.

Each outstanding share of AB&T Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable, and (ii) has not been issued in violation of the preemptive rights of any shareholder. The AB&T Stock has been registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and AB&T is subject to the registration and reporting requirements of the 1934 Act. The outstanding shares of common stock of Alliance are duly authorized, validly issued, fully paid and nonassessable, except to the extent set forth in N.C. Gen. Stat. § 53-42.

(b) Subsidiaries. AB&T has one wholly-owned subsidiary, Alliance, a North Carolina banking corporation. Alliance’s authorized capital stock consists of 10,000,000 shares of common stock, $5.00 par value per share, of which 2,678,205 shares are issued and outstanding and constitute Alliance’s only outstanding securities; and 1,000,000 shares of preferred stock, of which no shares are issued and outstanding. AB&T has no other subsidiaries, and Alliance has no subsidiaries. Except for equity securities included in their investment portfolios, neither AB&T nor Alliance owns any stock or other equity interest in any other corporation, service corporation, joint venture, partnership or other entity

2.03. Principal Shareholders Except as Previously Disclosed, no shareholder beneficially owns more than five percent of the outstanding shares of AB&T Stock. AB&T owns all of the issued and outstanding shares of common stock of Alliance.

2.04. Convertible Securities, Options, Etc. Except as Previously Disclosed and with the exception of options to purchase an aggregate of 369,636 shares of AB&T Stock which options have been issued and are outstanding under the AB&T Financial Corporation 2005 Incentive Stock Option Plan and the AB&T Financial Corporation 2005 Nonstatutory Stock Option Plan (“AB&T Stock Options”), and the AB&T Warrant, AB&T does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments)

which are convertible into shares of AB&T Stock or any other securities of AB&T; (ii) options, warrants, rights, calls, or other commitments of any nature which entitle any person to receive or acquire any shares of AB&T Stock or any other securities of AB&T; or (iii) plans, agreements or other arrangements pursuant to which shares of AB&T Stock or any other securities of AB&T, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

2.05. Authorization and Validity of Agreement. This Agreement has been duly and validly approved by AB&T’s Board of Directors in the manner required by law. Subject only to approval of this Agreement by the shareholders of AB&T in the manner required by law as contemplated by Paragraph 6.01(b) hereof and receipt of all required approvals of Regulatory Authorities as contemplated by Paragraph 6.02 hereof, (i) AB&T has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described in this Agreement; (ii) all corporate action required to authorize AB&T to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein has been duly and properly completed or obtained; and (iii) this Agreement has been duly executed on behalf of AB&T, and (assuming due authorization, execution and delivery by 1st Financial) constitutes the valid and binding agreement of AB&T, enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect which affect creditors’ rights generally; and (B) by legal and equitable limitations on the availability of injunctive relief, specific performance, and other equitable remedies, and (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

2.06. Validity of Transactions; Absence of Required Consents or Waivers. Subject to the approval of this Agreement by the shareholders of AB&T in the manner required by law and receipt of required approvals of Regulatory Authorities, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by AB&T with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, AB&T’s Articles of Incorporation or Bylaws, Alliance’s Articles of Incorporation or Bylaws, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which AB&T or Alliance is bound or by which either AB&T or Alliance, their business, capital stock, or any properties or assets, may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction, or encumbrance upon any of AB&T’s or Alliance’s properties or assets; (iii) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction, or decree of any court, administrative or regulatory agency, or governmental body which violation will or may have a Material Adverse Effect on AB&T or Alliance; (iv) result in the acceleration of any material obligation or indebtedness of AB&T or Alliance; or (v) interfere with or otherwise adversely affect AB&T’s or Alliance’s ability to carry on its business as presently conducted.

No consents, approvals, or waivers are required to be obtained from any person or entity in connection with AB&T’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of AB&T’s shareholders and of Regulatory Authorities.

2.07. AB&T’s Books and Records. AB&T’s and Alliance’s books of account and business records have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books and records are complete and reflect accurately in all material respects AB&T’s and Alliance’s items of income and expense and all of their assets, liabilities, and shareholders’ equity. The minute books of AB&T and Alliance accurately reflect in all material respects the corporate actions that their shareholders and Boards of Directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to 1st Financial and its representatives.

2.08. AB&T Reports.

(a) AB&T and Alliance have filed all reports, registrations, registrations statements, and other filings, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SEC; (ii) the FRB; (iii) the Federal Deposit Insurance Corporation (“FDIC”); (iv) the Office of the North Carolina Commissioner of Banks (the “Commissioner”); and (v) any other Regulatory Authorities. All such reports, registrations, and statements filed by AB&T or Alliance with the SEC, the FRB, the FDIC, the Commissioner or other such Regulatory Authorities are collectively referred to herein as the “AB&T Reports.” Each AB&T Report complied in all material respects with all the statutes, rules, and regulations enforced or promulgated by the regulatory authority with which it was filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and AB&T has not been notified by any such governmental or regulatory authority that any such Report was deficient in any material respect as to form or content.

(b) Neither AB&T nor Alliance is required to file any report, registration, statement or other filing with the SEC or with any other Regulatory Authority pursuant to any federal or state laws pertaining to the purchase, sale or issuance of securities or the regulation thereof or the market therefor which has not been filed.

(c) AB&T’s officers who serve, and Alliance’s officers who served prior to Alliance’s holding company reorganization, as the “principal executive officer” and “principal financial officer” (as those terms are defined in the SEC’s rules and regulations) have made, and furnished to the SEC or FDIC, all certifications with respect to AB&T Reports filed under the 1934 Act that were required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”) and rules and regulations thereunder, and those certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn Neither AB&T nor Alliance nor any of their officers has received notice from the SEC or FDIC questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

2.09. Financial Statements of AB&T. AB&T has Previously Disclosed to 1st Financial a copy of its or Alliance’s audited statements of financial condition as of December 31, 2007, 2006, and 2005 and audited statements of income, shareholders’ equity and cash flows for the years ended December 31, 2007, 2006, and 2005, together with notes thereto (collectively, the “AB&T Audited Financial Statements”), together with copies of its unaudited statements of financial condition as of September 30, 2008, and unaudited statements of income and cash flows for the nine-month periods ended September 30, 2008 and 2007 (collectively, the “AB&T Interim Financial Statements”). All such financial statements of AB&T are consolidated financial statements. Following the date of this Agreement, AB&T will prepare timely all financial statements required, and promptly will deliver to 1st Financial those and all other annual or interim financial statements prepared by or for AB&T (the “Pending Financial Statements”). The AB&T Audited Financial Statements and the AB&T Interim Financial Statements and the Pending Financial Statements (including any related notes and schedules thereto) (i) are or will be in accordance with AB&T’s books and records; (ii) were or will have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated; and (iii) present or will present fairly in all material respects AB&T’s financial condition, assets and liabilities, results of operations, changes in shareholders’ equity, and changes in cash flows as of the dates indicated and for the periods specified therein. The AB&T Audited Financial Statements have been audited by AB&T’s independent certified public accountants, Elliott Davis PLLC.

2.10. Tax Returns and Other Tax Matters. (i) AB&T and Alliance have timely filed or caused to be filed all federal, state, and local tax returns and reports which are required by law to have been filed, and all such returns and reports were true, correct, and complete in all material respects and contained all material information required to be contained therein; (ii) all federal, state, and local income, profits, franchise, sales, use, occupation, property, excise, and other taxes (including interest and penalties), charges and assessments which have become due from or been assessed or levied against AB&T, Alliance or their property have been fully paid, or if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected in the AB&T Interim Financial Statements; (iii) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of AB&T and Alliance have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue or any other taxing authority and neither AB&T nor Alliance has received any indication of the pendency of any audit or examination in connection with any tax return or report and, to the Best Knowledge of AB&T, no such return or report is subject to adjustment; and (iv) neither AB&T nor Alliance executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any tax return or report or the assessment or collection of any tax. The aggregate unpaid taxes of AB&T and Alliance (i) did not, as of the most recent fiscal quarter end, exceed, in any material respect, the reserve for tax liability (as opposed to any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on the face of the most recent balance sheet delivered to 1st Financial (as opposed to in any notes thereto) and (ii) do not exceed, in any material respect, that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of AB&T and Alliance in filing their Tax Returns. Since the date of the most recent balance sheet delivered to

1st Financial, neither AB&T nor Alliance has incurred any liability for taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

2.11. Absence of Material Adverse Changes or Certain Other Events.

(a) Since September 30, 2008, AB&T and Alliance have conducted their business only in the ordinary course and there has been no Material Adverse Change, and there has occurred no event or development and there currently exists no condition or circumstance to the Best Knowledge of AB&T which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in a Material Adverse Change in or affecting AB&T or Alliance.

(b) Since September 30, 2008, and except as described in Paragraph 2.12 below, neither AB&T nor Alliance has incurred any material liability or engaged in any material transaction or entered into any material agreement, increased the salaries, compensation, or general benefits payable or provided to its employees (other than routine increases effected at such times and in such amounts as is consistent with past practices and salary administration and review procedures in effect prior to December 31, 2007), suffered any loss, destruction, or damage to any of its properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease.

2.12. Absence of Undisclosed Liabilities. Neither AB&T nor Alliance has any liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent, or otherwise, whether due or to become due (including, without limitation, tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the AB&T Audited Financial Statements or the AB&T Interim Financial Statements; (ii) increases in deposit accounts in the ordinary course of business since September 30, 2008; or (iii) loan commitments in the ordinary course of its business since September 30, 2008.

2.13. Compliance with Existing Obligations. AB&T and Alliance have performed in all material respects all obligations required to be performed by them under, and neither is in default in any material respect under, or in violation in any material respect of, the terms and conditions of its Articles of Incorporation or Bylaws, and/or any contract, agreement, lease, mortgage, note, bond, indenture, license, obligation, understanding, or other undertaking (whether oral or written) to which either is bound or by which either, their business, operations, capital stock, or any of their properties or assets may be affected, which default or violation would have a Material Adverse Effect on AB&T or Alliance.

2.14. Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies, or other proceedings or investigations (or, to the Best Knowledge of AB&T, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any Regulatory Authority, which currently exists or is ongoing, pending, or, to the Best Knowledge of AB&T, threatened, contemplated, or probable of assertion, against, relating to, or otherwise affecting AB&T, Alliance or any of their properties, assets or employees.

(b) AB&T and Alliance have all licenses, permits, orders, authorizations, or approvals (“AB&T Permits”) of any federal, state, local, or foreign governmental or regulatory body that are material to or necessary for the conduct of their business or to own, lease, and operate their properties. All such AB&T Permits are in full force and effect. No violations have occurred in respect of any such AB&T Permits. No proceeding is pending or, to the Best Knowledge of AB&T, threatened or probable of assertion to suspend, cancel, revoke, or limit any AB&T Permit.

(c) Neither AB&T nor Alliance is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding, or other similar agreement, order, directive, memorandum, or consent of, with or issued by any regulatory or other governmental authority (including, without limitation, the FRB, the FDIC and the Commissioner) relating to its financial condition, directors or officers, operations, capital, regulatory compliance, or any other matter. There are no judgments, orders, stipulations, injunctions, decrees, or awards against AB&T or Alliance which in any manner limit, restrict, regulate, enjoin, or prohibit any present or past business or practice of AB&T or Alliance. Neither AB&T nor Alliance has been advised that any regulatory or other governmental authority or any court is contemplating, threatening, or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree, or award.

(d) Neither AB&T nor Alliance is in violation of, or default in any material respect under, and AB&T and Alliance have complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions, or decrees of any court or federal, state, municipal, or other Regulatory Authority having jurisdiction or authority over AB&T, Alliance or their business operations, properties, or assets (including, without limitation, all provisions of North Carolina law relating to usury, consumer protection laws, and all other laws and regulations applicable to extensions of credit by Alliance). To the Best Knowledge of AB&T, there is no basis for any claim by any person or authority for compensation, reimbursement, or damages or other penalties for any violations described in this Subparagraph (d).

2.15. Real Properties.

(a) AB&T has Previously Disclosed to 1st Financial a listing of all real property owned or leased by AB&T or Alliance (including, without limitation, banking facilities and all other real estate or foreclosed properties, including improvements thereon, owned by AB&T or Alliance) (collectively the “AB&T Real Property”) and all leases, if any, pertaining to any such AB&T Real Property to which AB&T or Alliance is a party (the “AB&T Real Property Leases”). With respect to each parcel of the AB&T Real Property owned by AB&T or Alliance, AB&T or Alliance, as applicable, has good and marketable fee simple title to such AB&T Real Property and owns the same free and clear of all mortgages, liens, leases, encumbrances, title defects, and exceptions to title other than (i) the lien of current taxes not yet due and payable, and (ii) such imperfections of title and restrictions, covenants and easements (including utility easements) which do not materially and adversely affect the value of the AB&T Real Property and which do not and will not materially detract from, interfere with, or restrict the present or future use of the AB&T Real Property. With respect to each AB&T Real Property Lease: (A) (i) AB&T or Alliance has unconditionally accepted occupancy of and currently is occupying the property to which the AB&T Real Property Lease pertains, (ii) the lease term, commencement date, expiration date, renewal terms, and current rent is as set forth in the AB&T Real Property Lease, (iii) the AB&T Real Property Lease is in full force and effect and has not been modified or amended, (iv) the terms and conditions of the AB&T Real Property Lease will continue without modification notwithstanding the Merger, and the Merger will not be deemed to be a transfer or assignment in violation of or otherwise to violate the AB&T Real Property Lease, to require the approval of the landlord under the AB&T Real Property Lease, or to prevent the exercise of or result in the loss of any right or option to renew or extend the AB&T Real Property Lease or to purchase the property to which the AB&T Real Property Lease pertains; (v) AB&T or Alliance has performed all of the lessee’s obligations (including the payment of rent) under the AB&T Real Property Lease, and no event of default by the lessee exists or has occurred under that AB&T Real Property Lease (including without limitation any default that would prevent the exercise of or result in the loss of any right or option to renew or extend the AB&T Real Property Lease or to purchase the property to which the AB&T Real Property Lease pertains); and (vi) to the Best Knowledge of AB&T, the landlord with respect to that parcel has performed all of the landlord’s obligations under the property to which the AB&T Real Property Lease pertains, and no event of default by the landlord exists or has occurred under that the property to which the AB&T Real Property Lease pertains.

(b) The AB&T Real Property complies in all material respects with all applicable federal, state, and local laws, regulations, ordinances, or orders of any governmental or regulatory authority, including those relating to zoning, building and use permits, and the Americans with Disabilities Act, and the parcels of AB&T Real Property upon which AB&T’s and Alliance’s banking or other offices are situated, or which are used by AB&T or Alliance in conjunction with their banking or other offices or for other purposes, may be used under applicable zoning ordinances for the purposes for which they are currently used as a matter of right rather than as a conditional or nonconforming use.

(c) All improvements and fixtures included in or on each parcel of AB&T Real Property are in good condition and repair, ordinary wear and tear excepted, and performing the functions for which they were intended, and there does not exist any condition which in any material respect interferes with the use of that parcel by AB&T and Alliance (or will interfere with 1st Financial’s or Mountain 1st’s use after the Merger) or adversely affects the economic value or marketability thereof.

2.16. Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on AB&T’s or Alliance’s books and records (i) have resulted from bona fide business transactions in the ordinary course of AB&T’s or Alliance’s operations; (ii) in all material respects were made in accordance with Alliance’s customary loan policies and procedures; (iii) in all respects were made in accordance with Regulation O of the FRB; and (iv) are owned by AB&T or Alliance free and clear of all liens, encumbrances, assignments, participation or repurchase agreements, or other exceptions to title or to the ownership or collection rights of any other person or entity (other than Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business).

(b) All records of AB&T and Alliance regarding all outstanding loans, accounts, notes, and other receivables, and all other real estate owned, are accurate in all material respects, and, with respect to each loan which AB&T’s or Alliance’s loan documentation indicates is secured by any real or personal property or property rights (“Loan Collateral”), such loan is secured by valid, perfected, and enforceable liens on all such Loan Collateral having the priority described in AB&T’s or Alliance’s records of such loan.

(c) Each loan reflected as an asset on AB&T’s or Alliance’s books, and each guarantee therefor, is the legal, valid, and binding obligation of the obligor or guarantor thereon, and no defense, offset, or counterclaim has been asserted with respect to any such loan or guaranty, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) AB&T has Previously Disclosed to 1st Financial a listing of (i) each loan, extension of credit, or other asset of AB&T or Alliance which, as of December 31, 2008, was classified by any Regulatory Authority, or by AB&T or Alliance as “Loss”, “Doubtful”, “Substandard”, or “Special Mention” (or otherwise by words of similar import), or which AB&T or Alliance has designated as a special asset or for special handling or placed on any “watch list” because of concerns regarding the ultimate collectibility or deteriorating condition of such asset or any obligor or Loan Collateral therefor, (ii) each loan or extension of credit of AB&T or Alliance which, as of December 31, 2008, was past due thirty (30) days or more as to the payment of principal and/or interest, or as to which any obligor thereon (including the borrower or any guarantor) otherwise was in default, is the subject of a proceeding in bankruptcy, or otherwise has indicated an inability or intention not to repay such loan or extension of credit; and (iii) each loan (A) held for resale for more than 90 days but not sold, (B) repurchased, to be repurchased, or identified as at risk of having to be repurchased, from any investor; (C) is on the balance sheet but has been or is to be repurchased by an investor; or (D) as to which any investor has requested indemnification or as to which there is any outstanding mortgage insurance claim.

(e) To the Best Knowledge of AB&T, each of AB&T’s or Alliance’s loans and other extensions of credit (with the exception of those loans and extensions of credit specified in the written listings described in Subparagraph (d) above) is collectible in the ordinary course of AB&T’s or Alliance’s business in an amount which is not less than the amount at which it is carried on AB&T’s or Alliance’s books and records.

(f) Alliance’s reserve for loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable requirements, rules and policies of the FDIC and the Commissioner and, in the best judgment of management and the Boards of Directors of AB&T and Alliance, is reasonable in view of the size and character of Alliance’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in Alliance’s loan portfolios.

(g) Alliance’s reserves for possible loan repurchases (the “Loan Repurchase Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable rules, requirements and policies of the FDIC and the Commissioner and, in the best judgment of management and the Boards of Directors of AB&T and Alliance, is reasonable in view of the amount and character of (i) loans which have been sold, (ii) loans which have been repurchased or are in process of being repurchased, (iii) loans which have been identified as being at risk of repurchase, (iv) potential losses related to current and future repurchased loans, and (v) current economic conditions, and other relevant factors.

2.17. Securities Portfolio and Investments. AB&T has Previously Disclosed to 1st Financial a listing of all securities owned, of record or beneficially, by AB&T or Alliance as of December 31, 2008. All securities owned are held free and clear of all mortgages, liens, pledges, encumbrances, or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges in the ordinary course of its business to secure public funds deposits or Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business), which would materially impair the ability of AB&T or Alliance to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which AB&T or Alliance is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” under which AB&T or Alliance has “sold” or “purchased” securities under agreement to repurchase, AB&T or Alliance, as applicable, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed by AB&T or Alliance, as the case may be, which is secured by such collateral.

Since September 30, 2008, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of AB&T’s or Alliance’s securities portfolio as a whole.

2.18. Personal Property and Other Assets. All banking equipment, data processing equipment, vehicles, and other personal property used by AB&T or Alliance and material to the operation of their business are owned or leased by AB&T or Alliance free and clear of all liens, encumbrances, title defects, or exceptions to title. All personal property of AB&T and Alliance material to their business is in good operating condition and repair, ordinary wear and tear excepted.

2.19. Patents, Trademarks and Licenses. AB&T and Alliance own, possess or have the right to use any and all patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary and other confidential information necessary to conduct their business as now conducted. AB&T and Alliance have not violated, and currently are not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity. AB&T and Alliance own, possess or have the right to use any and all licenses necessary to lawfully use any and all software, applications and code currently installed or otherwise in use on any computer hardware of AB&T or Alliance or otherwise used by AB&T or Alliance in the conduct of its business.

2.20. Environmental Matters.

(a) As used in this Agreement:

(i) “Environmental Laws” shall mean, without limitation: all federal, state, and local statutes, regulations, ordinances, orders, decrees, common law, and similar provisions having the force or effect of law (including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendment and Reauthorization Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, the Oil Pollutant Act, the Coastal Zone Management Act, any “Superfund” or “Superlien” law), concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all standards of conduct and bases of obligations relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control, or clean-up of any Hazardous Substances (as defined below)

(ii) “Hazardous Substance” shall mean any materials, substances, wastes, chemical substances, or mixtures presently listed, defined, designated, or classified as hazardous, toxic, or dangerous, or otherwise regulated, under any Environmental Laws, whether by type, quantity or concentration, including without limitation pesticides, pollutants, contaminants, toxic chemicals, oil, or other petroleum products, byproducts or additives, asbestos or materials containing (or presumed to contain) asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, lead, radon, methyl tertiary butyl ether (“MTBE”) or radioactive material.

(b) AB&T has Previously Disclosed to 1st Financial copies of all written reports, correspondence, notices, or other materials, if any, in its possession pertaining to environmental reports, surveys, assessments, notices of violation, notices of regulatory requirements, penalty assessments, claims, actions, or proceedings, past or pending, of the AB&T Real Property and any improvements thereon, or pertaining to any violation or alleged violation of Environmental Laws on, affecting or otherwise involving the AB&T Real Property or involving AB&T or Alliance.

(c) To the Best Knowledge of AB&T, there has been no presence, use, production, generation, handling, transportation, treatment, storage, disposal, emission, discharge, release, or threatened release of any Hazardous Substances by any person on, from or relating to the AB&T Real Property which constitutes a violation of any Environmental Laws, or any removal, clean-up or remediation of any Hazardous Substances from, on or relating to the AB&T Real Property.

(d) Neither AB&T nor Alliance has violated any Environmental Laws, and, to the Best Knowledge of AB&T, there has been no violation of any Environmental Laws by any other person or entity for whose liability or obligation with respect to any particular matter or violation AB&T or Alliance is or may be responsible or liable.

(e) Neither AB&T nor Alliance is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the AB&T Real Property by any person or entity.

(f) To the Best Knowledge of AB&T, no facts, events or conditions relating to the AB&T Real Property or the operations of AB&T or Alliance at any of their office locations, will prevent, hinder or limit continued compliance with Environmental Laws, or give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

(g) To the Best Knowledge of AB&T, (i) there has been no violation of any Environmental Laws by any person or entity (including any violation with respect to any Loan Collateral) for whose liability or obligation with respect to any particular matter or violation AB&T or Alliance is or may be responsible or liable; (ii) Neither AB&T nor Alliance is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to any Loan Collateral, by any person or entity; and (iii) there are no facts, events or conditions relating to any Loan Collateral that will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

2.21. Absence of Brokerage or Finder’s Commissions. AB&T has Previously Disclosed its engagement agreement with FIG Partners, LLC relative to this Agreement, and except for the engagement of FIG Partners, LLC by AB&T: (i) all negotiations relative to this Agreement and the transactions described herein have been carried on by AB&T directly (or through its legal counsel) and no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, AB&T or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and (ii) AB&T has not agreed, or has any obligation, to pay any brokerage fee or other commission to any person or entity in connection with or as a result of the transactions described herein.

2.22. Material Contracts. Except as Previously Disclosed to 1st Financial pursuant to Paragraph 2.24 hereof, neither AB&T nor Alliance is a party to or bound by any agreement (i) involving money or other property in an amount or with a value in excess of $25,000 (ii) which is not to be performed in full within the six (6) month period following the date of this

Agreement; (iii) which calls for the provision of goods or services to AB&T or Alliance and cannot be terminated without material penalty upon no more than 30 days written notice to the other party thereto; (iv) which is material to AB&T or Alliance and was not entered into in the ordinary course of business; (v) which involves hedging, options or any similar trading activity, or interest rate exchanges or swaps; (vi) which commits AB&T or Alliance to extend any loan or credit (with the exception of letters of credit, lines of credit and loan commitments extended in the ordinary course of Alliance’s business for loans which do not exceed $100,000 in the case of one or more loan commitments to any one borrower or group of related borrowers); (vii) which involves the sale of any assets of AB&T or Alliance which are used in and material to the operation of their business; (viii) which involves any purchase of real property, or which involves the purchase of any other assets in the amount of $10,000 or more in the case of any single transaction or $25,000 or more in the case of all such transactions; (ix) which involves the purchase, sale, issuance, redemption or transfer of any capital stock or other securities of AB&T or Alliance, except for the AB&T Stock Options and the AB&T Warrant; or (x) with any director, officer or principal shareholder of AB&T (including without limitation any consulting agreement, but not including any agreements relating to loans or other banking services which were made in the ordinary course of Alliance’s business and on substantially the same terms and conditions as were prevailing at that time for similar agreements with unrelated persons).

Neither AB&T nor Alliance is in default in any material respect, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute a default, under any contract, lease, insurance policy, commitment, or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, where the consequences of such default would have a Material Adverse Effect on AB&T or Alliance.

2.23. Employment Matters; Employee Relations. AB&T has Previously Disclosed to 1st Financial a listing of the names, years of credited service and current base salary or wage rates of all of its employees and all employees of Alliance as of December 31, 2008. AB&T and Alliance (i) have in all material respects paid in full to or accrued on behalf of all their directors, officers and employees all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services performed by them to the date of this Agreement, and all vacation pay, sick pay, severance pay, overtime pay and other amounts for which it is obligated under applicable law or its existing agreements, benefit plans, policies or practices; and (ii) are in compliance with all federal, state, and local laws, statutes, rules, and regulations with regard to employment and employment practices, terms and conditions, and wages and hours, and other compensation matters. No person has, to the Best Knowledge of AB&T, asserted that AB&T or Alliance is liable in any amount for any arrearages in wages or employment taxes or for any penalties for failure to comply with any of the foregoing.

There is no action, suit, or proceeding by any person pending or, to the Best Knowledge of AB&T, threatened, against AB&T or Alliance (or any of their employees), involving employment discrimination, sexual harassment, wrongful discharge, workers’ compensation or similar claims.

Neither AB&T nor Alliance is a party to or bound by any collective bargaining agreement with any of its employees, any labor union, or any other collective bargaining unit or organization. There is no pending or, to the Best Knowledge of AB&T, threatened labor dispute, work stoppage, or strike involving AB&T, Alliance or any of their employees, or any pending or, to the Best Knowledge of AB&T, threatened proceeding in which it is asserted that AB&T or Alliance has committed any unfair labor practice; and, to the Best Knowledge of AB&T, there is no activity involving AB&T, Alliance or any of their employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

2.24. Employment Agreements; Employee Benefit Plans.

(a) Except as Previously Disclosed, neither AB&T nor Alliance is a party to or bound by any employment agreements with any of its directors, officers, or employees.

(b) As used in this Agreement:

(1) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(2) “COBRA” means the provisions of Code Section 4980B and Part 6 of Subtitle B of Title I of ERISA; and

(3) “HIPPA” means the provisions of the Code and ERISA enacted by the Health Insurance Portability and Accountability Act of 1996.

(c) AB&T has Previously Disclosed a true and complete list of: (i) all bonus, deferred compensation, pension, retirement, salary continuation, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock appreciation rights, and stock option plans (including a listing of all outstanding AB&T Stock Options); (ii) all employment, change in control and severance contracts; (iii) all medical, dental, health, and life insurance plans; (iv) all vacation, sickness and other leave plans; (iv) all disability and death benefit plans; and (v) all other employee benefit plans, contracts, or arrangements (including any other stock-based plan or arrangements) maintained or contributed to by it for the benefit of any of its current or former officers, employees, contractors or directors or any of their beneficiaries, or for which either AB&T or Alliance may have any liability (collectively, the “Plans”). There are no other entities or other trades or businesses that can or should be treated as a single employer, together with either AB&T or Alliance, with respect to any Plan under Section 414 of the Code. All reports and returns with respect to the Plans (and any Plans previously maintained by either AB&T or Alliance) required to be filed with any governmental department, agency, service or other authority, including without limitation Internal Revenue Service Form 5500 (Annual Report) or the one-time filing with the United States Department of Labor (the “DOL”) in lieu of such Annual Report, or distributed to participants and their beneficiaries, have been properly and timely filed or distributed.

(d) All Plans currently are, and at all times have been, in compliance, in all material respects, with all provisions and requirements of applicable law, including the Code and ERISA and the terms of the Plans. There is no pending or, to the Best Knowledge of AB&T, threatened litigation relating to any Plan. Neither AB&T nor Alliance have engaged in a transaction with respect to any Plan that could subject it, any of them or their directors or employees or any Plan to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) or (l) of ERISA.

(e) All Plans which are intended to be plans qualified under Section 401(a) of the Code (“Retirement Plans”), are qualified under the provisions of Section 401(a) of the Code, the trusts under the Retirement Plans are exempt trusts under Section 501(a) of the Code, and determination or opinion letters have been issued and may be relied upon, or have been applied for, with respect to each such qualification and exemption, including determination letters covering the current terms and provisions of the Retirement Plans unless the time period for applying for any such determination or opinion letters covering the current terms and provisions of the Retirement Plans has not yet expired. There is no reason why any such determination letter will or should be revoked or not be issued or reissued. There are no issues relating to said qualification or exemption of the Retirement Plans pending or threatened before the IRS, the DOL, the Pension Benefit Guaranty Corporation or any court. There are no claims, issues or disputes with respect to any of the Plans or the administration thereof currently existing between either AB&T or Alliance, or any trustee or other fiduciary thereunder, and any governmental agency, any current or former employee of either AB&T or Alliance or beneficiary of any such employee, or any other person or entity (other than claims for benefits in the ordinary course).

(f) All contributions, premiums or payments required to be made pursuant to the terms of each of the Plans have been timely made. All such contributions were fully deductible and not subject to excise taxes under the Code.

(g) There are no restrictions on the rights of either AB&T or Alliance to amend or terminate unilaterally any Plan with respect to prospective benefit accruals without incurring any liability thereunder (other than normal administrative expenses). Termination or liquidation of any Plan or any of the investments or insurance contracts relating to any Plan will not result in any material sales charge, surrender fee, interest rate adjustment or similar expense. Neither the execution and delivery of this Agreement nor the consummation of the transactions described herein (either alone or in combination with another event) will, except as otherwise specifically provided in this Agreement or as Previously Disclosed (i) result in any payment to any person (including without limitation any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any Plan or agreement to any director, officer, employee or consultant, (ii) increase any benefits otherwise payable under any Plan or agreement, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(h) With respect to each Plan, no event has occurred, and there exists no condition or set of circumstances in connection with which either AB&T or Alliance could, directly or indirectly, be subject to any liability under ERISA, the Code or any other applicable law, except for liability for benefit claims and funding obligations payable in the ordinary course and consistent with the terms of the Plan.

(i) Neither AB&T nor Alliance currently sponsors or maintains, and none of them have ever sponsored or maintained or been liable with respect to, any employee benefit plan that is or was (A) subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (B) a multiemployer plan as defined in Code Section 414(f) or ERISA Sections 3(37) or 4001(a)(31), (C) a multiple employer plan within the meaning of Code Section 413(c) or ERISA Sections 4063, 4064 or 4066 or (D) a multiemployer welfare arrangement within the meaning of ERISA Section 3(40).

(j) No liability under subtitle C or D of Title IV of ERISA has been or is expected to be incurred by AB&T or Alliance with respect to the Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by AB&T or Alliance. All contributions required to be made pursuant to the terms of each of the Plans (including without limitation Retirement Plans and any other “pension plan” (as defined in Section 3(2) of ERISA, provided such plan is intended to qualify under the provisions of Section 401(a) of the Code) have been timely made. Neither Retirement Plans nor any other “pension plan” has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither AB&T nor Alliance has provided, and neither is required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under Retirement Plans and any other “pension plan” maintained by AB&T or Alliance as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of any such plan since the last day of the most recent plan year.

(k) Each Plan that is a “group health plan” has been operated at all times in compliance in all material respects with the provisions of COBRA, HIPPA and other applicable law and any similar state laws. None of the Plans provide for medical, life or other welfare benefits to employees, contractors or directors beyond their retirement or other termination of service (other than coverage mandated by COBRA, the cost of which is fully paid by the current or former employee, contractor, director or their beneficiaries).

(l) For purposes of the Plans, each person has been properly classified and treated as an employee or independent contractor for all applicable purposes.

(m) Each “deferred compensation plan” within the meaning of Code Section 409A to which either AB&T or Alliance is a party complies in form with the requirements of Section 409A of the Code and has been operated in good faith compliance with such requirements since January 1, 2005. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of AB&T or Alliance and their beneficiaries have been fully reflected on the AB&T Audited Financial Statements to the extent required by and in accordance with GAAP.

(n) Neither AB&T nor Alliance has made any payment, is obligated to make any payment, or is a party to any contract that could obligate it to make any payment that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code.

(o) To the Best Knowledge of AB&T, no fiduciary of any Plan maintained by either AB&T or Alliance has any liability for any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investments of the assets of any such Plan.

2.25. Insurance. AB&T has Previously Disclosed to 1st Financial a listing of each blanket bond, liability insurance, life insurance or other insurance policy in effect on December 31, 2008, and in which it or Alliance was an insured party or beneficiary (each a “AB&T Policy” and collectively the “AB&T Policies”). AB&T Policies provide coverage in such amounts and against such liabilities, casualties, losses, or risks as is customary or reasonable for entities engaged in AB&T’s and Alliance’s businesses or as is required by applicable law or regulation. In the reasonable opinion of management of AB&T, the insurance coverage provided under the AB&T Policies is reasonable and adequate in all respects for AB&T and Alliance. Each of the AB&T Policies is in full force and effect and is valid and enforceable in accordance with its terms, and is underwritten by an insurer of recognized financial responsibility and which is qualified to issue those policies in North Carolina, and AB&T and Alliance have taken all requisite actions (including the giving of required notices) under each such AB&T Policy in order to preserve all rights thereunder with respect to all matters. Neither AB&T nor Alliance is in default under the provisions of, has received notice of cancellation or nonrenewal of or any material premium increase on, or has failed to pay any premium on any AB&T Policy, and, to the Best Knowledge of AB&T, there has not been any inaccuracy in any application for any AB&T Policy. There are no pending claims with respect to any AB&T Policy (and there are no facts which would form the basis of any such claim), and, to the Best Knowledge of AB&T, there is currently no condition, and there has occurred no event, that is reasonably likely to form the basis for any such claim.

2.26. Insurance of Deposits. All deposits of Alliance are insured by the Deposit Insurance Fund of the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from Alliance to the FDIC have been paid in full in a timely fashion, and no proceedings have been commenced or, to the Best Knowledge of AB&T, are contemplated by the FDIC or otherwise to terminate such insurance.

2.27. Indemnification Obligations. Except to the extent provided by its Articles of Incorporation or Bylaws in effect on the date of this Agreement or in a contract or agreement Previously Disclosed, or as otherwise required by applicable law, neither AB&T nor Alliance has any obligation to indemnify or hold harmless any of their current or former directors, officers, employees or shareholders or, except as would not be reasonably likely to have a Material Adverse Effect on AB&T, any other person, against or from any costs or expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative. No claim, demand or request for payment of indemnification has been made or currently is pending or, to the Best Knowledge of

AB&T, threatened, against or with respect to either AB&T or Alliance, and, to the Best Knowledge of AB&T, no facts or circumstances exist which reasonably could be expected to result in such.

2.28 Disclosure and Accounting Controls. AB&T maintains and Alliance maintained, prior to its holding company reorganization:

(a) disclosure controls and procedures as required by and defined in the SEC’s Rule 13a-15 under the 1934 Act which are reviewed quarterly by management, including officers who serve as its principal executive officer and principal financial officer, and which are designed to ensure that information required to be disclosed in reports it files with or submits under the 1934 Act is recorded, processed, summarized, communicated to management, and reported, within the time periods specified in the SEC’s rules; and

(b) internal control over financial reporting as required by and defined in the SEC’s Rule 13a-15 under the 1934 Act which provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of AB&T and Alliance, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and receipts and expenditures are made only in accordance with authorizations of management and Boards of Directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements.

2.29 Related Party Transactions. AB&T has disclosed in the AB&T Reports all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which the AB&T or Alliance is a party with any director, executive officer or five percent (5%) shareholder of AB&T, any present or former spouse or family member of any the foregoing, or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing, in each case to the extent required to be so disclosed. All such transactions, investments and loans were negotiated at arm’s length and are on terms and conditions that are substantially the same as those prevailing for comparable transactions with other persons and do not involve more than the normal risk of repayment or present other unfavorable features.

2.30 Technology Systems. Since January 1, 2006, the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and related Intellectual Property (collectively, the “Technology Systems”) that are used by AB&T and Alliance have not suffered unplanned disruption causing a Material Adverse Effect with respect to the AB&T. Except for ongoing obligations under agreements with providers of the Technology Systems, AB&T’s and Alliance’s use of the Technology Systems is free from any liens. Access to business critical parts of the Technology Systems is not shared with any third party.

2.31 Bank Secrecy Act Compliance; USA PATRIOT Act. AB&T and Alliance are in compliance in all material respects with the provisions of the USA PATRIOT Act and the Bank Secrecy Act of 1970, and all regulations promulgated thereunder, including those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. AB&T and Alliance have implemented a Bank Secrecy Act compliance program that adequately covers all of the required program elements as required by 12 C.F.R. §21.21.

2.32 OFAC. Neither AB&T nor Alliance is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. AB&T and Alliance have implemented an OFAC compliance program that adequately covers all elements of OFAC compliance, and to the Best Knowledge of AB&T, neither AB&T nor Alliance is engaging nor has either engaged in any dealings or transactions with, and neither nor has been otherwise associated with, such persons or entities.

2.33 Noncompetes. No director or executive officer of AB&T or Alliance is, and, to the Best Knowledge of AB&T, no other officer or employee of the either is, a party to any contract that restricts or prohibits such officer, director or employee from engaging in activities competitive with any person or entity, including AB&T or Alliance.

2.34. Obstacles to Regulatory Approval or Tax Treatment. To the Best Knowledge of AB&T, there exists no fact or condition (including, but not limited to, Alliance’s record of compliance with the Community Reinvestment Act) relating to AB&T or Alliance that may reasonably be expected to (i) prevent or materially impede or delay 1st Financial from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; or (ii) prevent the Merger from qualifying to be a reorganization under Section 368(a) of the Code; and, if any such fact or condition becomes known to AB&T or Alliance, AB&T shall promptly (and in any event within three (3) days after obtaining such knowledge) communicate such fact or condition to 1st Financial in writing.

2.35. Disclosure. To the Best Knowledge of AB&T, no written statement, certificate, schedule, list, or other written information furnished by or on behalf of AB&T or Alliance to 1st Financial in connection with this Agreement and the transactions described herein, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF 1st FINANCIAL AND MOUNTAIN 1st

Except as otherwise specifically provided herein or as “Previously Disclosed” (as defined in Paragraph 10.13 hereof) to AB&T, 1st Financial hereby make the following representations and warranties to AB&T:

3.01. Organization; Standing; Power.

(a) 1st Financial (i) is duly organized and incorporated, validly existing, and in good standing under the laws of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on 1st Financial, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on 1st Financial. 1st Financial is registered as a bank holding company and is in good standing with the Board of Governors of the Federal Reserve System (the “FRB”).

(b) Mountain 1st (i) is duly organized and incorporated, validly existing, and in good standing as a banking corporation under the laws of the State of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on 1st Financial, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on 1st Financial. Mountain 1st is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. Mountain 1st is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta.

3.02. 1st Financial’s Capital Stock.

(a) 1st Financial’s authorized capital stock consists of 20,000,000 shares of common stock, $5.00 par value per share, of which 4,997,027 shares are issued and outstanding, and 10,000,000 shares of preferred stock, no par value per share, of which 16,369 shares are issued and outstanding; These shares of common and preferred stock, together with the stock options issued to employees of Mountain 1st and directors of 1st Financial, and the warrant to purchase 276,815 shares issued in connection with the issuance of the preferred stock (the “1st Financial Warrant”), constitute 1st Financial’s only outstanding securities.

Each outstanding share of 1st Financial Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable, and (ii) has not been issued in violation of the preemptive rights of any shareholder. The 1st Financial Stock has been registered with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and 1st Financial is subject to the registration and reporting requirements of the 1934 Act. The outstanding shares of common stock of Mountain 1st are duly authorized, validly issued, fully paid and nonassessable, except to the extent set forth in N.C. Gen. Stat. § 53-42.

(b) Subsidiaries. 1st Financial has one wholly-owned subsidiary, Mountain 1st, a North Carolina banking corporation. Mountain 1st’s authorized capital stock consists of 20,000,000 shares of common stock, $5.00 par value per share, of which 6,157,027 shares are issued and outstanding and constitute Mountain 1st’s only outstanding securities. 1st Financial owns all of the issued and outstanding shares of common stock of Mountain 1st.

3.03. Authorization and Validity of Agreement. This Agreement has been duly and validly approved by 1st Financial’s Board of Directors in the manner required by law. Subject only to approval of this Agreement by the shareholders of 1st Financial in the manner required by law as contemplated by Paragraph 6.01(b) hereof and receipt of all required approvals of Regulatory Authorities as contemplated by Paragraph 6.02 hereof, (i) 1st Financial has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described in this Agreement; (ii) all corporate action required to authorize 1st Financial to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein has been duly and properly completed or obtained; and (iii) this Agreement has been duly executed on behalf of 1st Financial, and (assuming due authorization, execution and delivery by 1st Financial) constitutes the valid and binding agreement of 1st Financial, enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect which affect creditors’ rights generally; and (B) by legal and equitable limitations on the availability of injunctive relief, specific performance, and other equitable remedies), and (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

3.04 Convertible Securities Options, Etc. Except as Previously Disclosed and with the exception of (i) options to purchase an aggregate of 409,996 shares of 1st Financial Stock which options have been issued and are outstanding under the 1st Financial Director Stock Option Plan, the 1st Financial Employee Stock Option Plan and the 1st Financial 2008 Omnibus Equity Plan (the “1st Financial Stock Options”); (ii) 100,000 purchase options available under the 1st Financial Employee Stock Purchase Plan; and (iii) the 1st Financial Warrant, 1st Financial does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of 1st Financial Stock or any other securities of 1st Financial; (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of 1st Financial Stock or any other securities of 1st Financial; or (iii) plans, agreements or other arrangements pursuant to which shares of 1st Financial stock or any other securities of 1st Financial, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

3.05. Validity of Transactions; Absence of Required Consents or Waivers. Subject to the approval of this Agreement by the shareholders of 1st Financial in the manner required by law and receipt of required approvals of Regulatory Authorities, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by 1st Financial with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, 1st Financial’s Articles of Incorporation or Bylaws, Mountain 1st’s Articles of Incorporation or Bylaws, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which 1st Financial or Mountain 1st is bound or by which either 1st Financial or Mountain 1st, their business, capital stock, or any properties or assets, may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction, or encumbrance upon any of 1st Financial’s or Mountain 1st’s properties or assets; (iii) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction, or decree of any court, administrative or regulatory agency, or governmental body which violation will or may have a Material Adverse Effect on 1st Financial or Mountain 1st; (iv) result in the acceleration of any material obligation or indebtedness of 1st Financial or Mountain 1st; or (v) interfere with or otherwise adversely affect 1st Financial’s or Mountain 1st’s ability to carry on its business as presently conducted.

No consents, approvals, or waivers are required to be obtained from any person or entity in connection with 1st Financial’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of 1st Financial’s shareholders and of Regulatory Authorities.

3.06. 1st Financial’s Books and Records. 1st Financial’s and Mountain 1st’s books of account and business records have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books and records are complete and reflect accurately in all material respects 1st Financial’s and Mountain 1st’s items of income and expense and all of their assets, liabilities, and shareholders’ equity. The minute books of 1st Financial and Mountain 1st accurately reflect in all material respects the corporate actions that their shareholders and Boards of Directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to AB&T and its representatives.

3.07. 1st Financial Reports. 1st Financial and Mountain 1st have filed all reports, registrations, and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SEC; (ii) the FRB; (iii) the FDIC; (iv) the Commissioner; and (v) any other Regulatory Authorities. All such reports, registrations, and statements filed by 1st Financial or Mountain 1st with the SEC, the FRB, the FDIC and the Commissioner or other such Regulatory Authorities are collectively referred to herein as the “1st Financial Reports.” To the Best Knowledge (as such term is defined in Paragraph 10.14 hereof) of 1st Financial, as of their respective dates, each 1st Financial Report complied in all material respects with all the statutes, rules, and regulations enforced or promulgated by the regulatory authority with which it was filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and 1st Financial has not been notified by any such governmental or regulatory authority that any such Report was deficient in any material respect as to form or content.

3.08. Financial Statements of 1st Financial. 1st Financial has Previously Disclosed to AB&T a copy of its and Mountain 1st’s audited statements of financial condition as of December 31, 2007, 2006, and 2005 and its audited statements of income, shareholders’ equity and cash flows for the years ended December 31, 2007, 2006, and 2005, together with notes thereto

(collectively, the “1st Financial Audited Financial Statements”), together with copies of its unaudited statements of financial condition as of September 30, 2008, and unaudited statements of income and cash flows for the nine-month periods ended September 30, 2008 and 2007 (collectively, the “1st Financial Interim Financial Statements”). All such financial statements of 1st Financial are consolidated financial statements. Following the date of this Agreement, 1st Financial promptly will deliver to AB&T all other annual or interim financial statements prepared by or for 1st Financial. The 1st Financial Audited Financial Statements and the 1st Financial Interim Financial Statements (including any related notes and schedules thereto) (i) are in accordance with 1st Financial’s books and records; (ii) were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated; and (iii) present fairly in all material respects 1st Financial’s financial condition, assets and liabilities, results of operations, changes in shareholders’ equity, and changes in cash flows as of the dates indicated and for the periods specified therein. The 1st Financial Audited Financial Statements have been audited by 1st Financial’s independent certified public accountants, Elliott Davis PLLC.

3.09. Tax Returns and Other Tax Matters. (i) 1st Financial and Mountain 1st have timely filed or caused to be filed all federal, state, and local tax returns and reports which are required by law to have been filed, and to the Best Knowledge of 1st Financial, all such returns and reports were true, correct, and complete in all material respects and contained all material information required to be contained therein; (ii) all federal, state, and local income, profits, franchise, sales, use, occupation, property, excise, and other taxes (including interest and penalties), charges and assessments which have become due from or been assessed or levied against 1st Financial, Mountain 1st or their property have been fully paid, or if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected in the 1st Financial Interim Financial Statements; (iii) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of 1st Financial and Mountain 1st have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue and neither 1st Financial nor Mountain 1st has received any indication of the pendency of any audit or examination in connection with any tax return or report and, to the Best Knowledge of 1st Financial, no such return or report is subject to adjustment; and (iv) neither 1st Financial nor Mountain 1st executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any tax return or report or the assessment or collection of any tax.

3.10. Absence of Material Adverse Changes or Certain Other Events.

(a) Since December 31, 2008, 1st Financial and Mountain 1st have conducted their business only in the ordinary course and there has been no Material Adverse Change, and there has occurred no event or development and there currently exists no condition or circumstance to the Best Knowledge of 1st Financial which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in a Material Adverse Change in or affecting 1st Financial or Mountain 1st.

(b) Since December 31, 2008, and other than in the ordinary course of their business including normal salary review and adjustment, neither 1st Financial nor Mountain 1st has incurred any material liability or engaged in any material transaction or entered into any material agreement, increased the salaries, compensation, or general benefits payable or provided to its employees, suffered any loss, destruction, or damage to any of its properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease which, in the aggregate, could cause a Material Adverse Change in or affecting 1st Financial.

3.11. Absence of Undisclosed Liabilities. Neither 1st Financial nor Mountain 1st has any liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent, or otherwise, whether due or to become due (including, without limitation, tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the 1st Financial Audited Financial Statements or the 1st Financial Interim Financial Statements; (ii) increases in deposit accounts in the ordinary course of business since December 31, 2008; or (iii) loan commitments in the ordinary course of its business since December 31, 2008 which, in the aggregate, could cause a Material Adverse Change in or affecting 1st Financial.

3.12. Compliance with Existing Obligations. 1st Financial and Mountain 1st have performed in all material respects all obligations required to be performed by them under, and neither is in default in any material respect under, or in violation in any material respect of, the terms and conditions of its Articles of Incorporation or Bylaws, and/or any contract, agreement, lease, mortgage, note, bond, indenture, license, obligation, understanding, or other undertaking (whether oral or written) to which either is bound or by which either, their business, capital stock, or any of their properties or assets may be affected, which default or violation would have a Material Adverse Effect on 1st Financial or Mountain 1st.

3.13. Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies, or other proceedings or investigations (or, to the Best Knowledge of 1st Financial, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any Regulatory Authority, which currently exists or is ongoing, pending, or, to the Best Knowledge of 1st Financial or Mountain 1st, threatened, contemplated, or probable of assertion, against, relating to, or otherwise affecting 1st Financial, Mountain 1st or any of their properties, assets or employees which, in the aggregate, could cause a Material Adverse Change in or affecting 1st Financial.

(b) 1st Financial and Mountain 1st have all material licenses, permits, orders, authorizations, or approvals (“1st Financial Permits”) of any federal, state, local, or foreign governmental or regulatory body that are material to or necessary for the conduct of their business or to own, lease, and operate their properties. All such 1st Financial Permits are in full force and effect. No violations are or have been recorded in respect of any such 1st Financial Permits. No proceeding is pending or, to the Best Knowledge of 1st Financial, threatened or probable of assertion to suspend, cancel, revoke, or limit any 1st Financial Permit.

(c) Neither 1st Financial nor Mountain 1st is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding, or other similar agreement, order, directive, memorandum, or consent of, with or issued by any regulatory or other governmental authority (including, without limitation, the FRB) relating to its financial condition, directors or officers, operations, capital, regulatory compliance, or any other matter. There are no judgments, orders, stipulations, injunctions, decrees, or awards against 1st Financial or Mountain 1st which in any manner limit, restrict, regulate, enjoin, or prohibit any present or past business or practice of 1st Financial or Mountain 1st. Neither 1st Financial nor Mountain 1st has been advised that any regulatory or other governmental authority or any court is contemplating, threatening, or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree, or award.

(d) Neither 1st Financial nor Mountain 1st is in material violation of, or default in any material respect under, and 1st Financial and Mountain 1st have complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions, or decrees of any court or federal, state, municipal, or other Regulatory Authority having jurisdiction or authority over 1st Financial, Mountain 1st or their business operations, properties, or assets (including, without limitation, all provisions of North Carolina law relating to usury, consumer protection laws, and all other laws and regulations applicable to extensions of credit by Mountain 1st). To the Best Knowledge of 1st Financial, there is no basis for any claim by any person or authority for compensation, reimbursement, or damages or other penalties for any violations described in this subparagraph (d).

3.14. Patents, Trademarks and Licenses. 1st Financial and Mountain 1st have not violated, and currently are not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity.

3.15 Environmental Matters.

(a) Neither 1st Financial nor Mountain 1st has violated any Environmental Laws, and, to the Best Knowledge of 1st Financial, there has been no violation of any Environmental Laws by any other person or entity for whose liability or obligation with respect to any particular matter or violation 1st Financial or Mountain 1st is or may be responsible or liable.

(b) Neither 1st Financial nor Mountain 1st is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the 1st Financial real property by any person or entity.

(c) To the Best Knowledge of 1st Financial (i) there has been no violation of any Environmental Laws by any person or entity (including any violation with respect to any Loan Collateral) for whose liability or obligation with respect to any particular matter or violation 1st

Financial or Mountain 1st is or may be responsible or liable (ii) neither 1st Financial nor Mountain 1st is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to any Loan Collateral by any person or entity; and (iii) there are no facts, events, or conditions relating to any Loan Collateral that will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

3.16. Absence of Brokerage or Finders Commissions. Except for the engagement of The Carson Medlin Company by 1st Financial: (i) all negotiations relative to this Agreement and the transactions described herein have been carried on by 1st Financial directly (or through its legal counsel) and no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, AB&T or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and (ii) 1st Financial has not agreed, and has no obligation, to pay any brokerage fee or other commission to any person or entity in connection with or as a result of the transactions described herein.

3.17. Material Contracts. Neither 1st Financial nor Mountain 1st is in default in any material respect, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute a default, under any contract, lease, insurance policy, commitment, or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, where the consequences of such default would have a Material Adverse Effect on 1st Financial or Mountain 1st.

3.18 Employment Matters; Employment Relations. There is no action, suit or proceeding by any person pending or, to the best knowledge of 1st Financial, threatened, against 1st Financial or Mountain 1st (or any of their employees), involving employment discrimination, sexual harassment, wrongful discharge, workers’ compensation or similar claims.

Neither 1st Financial nor Mountain 1st is a party to or bound by any collective bargaining agreement with any of its employees, any labor union or any other collective bargaining unit or organization. There is no pending or, to the Best Knowledge of 1st Financial, threatened labor dispute, work stoppage or strike involving 1st Financial, Mountain 1st or any of their employees, or any pending or to the Best Knowledge of 1st Financial, threatened, proceeding in which it is asserted that 1st Financial or Mountain 1st has committed any unfair labor practice; and, to the Best Knowledge of 1st Financial, there is no activity involving 1st Financial, Mountain 1st or any of their employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

3.19 Employment Agreements; Employee Benefit Plans. There currently exists no condition or circumstance related to the Plans maintained or contributed to by 1st Financial or Mountain 1st for the benefit of any of their current or former employees or directors or any of their beneficiaries which, with the lapse of time or otherwise, would or could cause, create or result in a Material Adverse Change or that would result in a material disadvantage to a “New Employee” (as such term is defined in Paragraph 5.01(d)(ii)) in connection with their participation in employee benefit plans under 5.01(d)(ii).

3.20 Insurance. The blanket bond, liability insurance, life insurance or other insurance policies in effect on December 31, 2008 and in which 1st Financial or Mountain 1st was an insured party or beneficiary (each a “1st Financial Policy” and collectively the “1st Financial Policies”), provide coverage in such amounts and against such liabilities, casualties, losses or risks as is customary or reasonable for entities engaged in 1st Financial’s and Mountain 1st businesses or as is required by applicable law or regulation. In the reasonable opinion of management of 1st Financial, the insurance coverage provided under the 1st Financial Policies is reasonable and adequate in all respects for 1st Financial and Mountain 1st. Each of the 1st Financial policies is in full force and effect and is valid and enforeable in accordance with its terms and is underwritten by an insurer of recognized financial responsibility and which is qualified to issue those policies in North Carolina, and 1st Financial and Mountain 1st have taken all requisite actions (including the giving of required notices) under each such 1st Financial policy in order to preserve all rights thereunder with respect to all matters. Neither 1st Financial nor Mountain 1st is in default under the provisions of, has received notice of cancellation or nonrenewal of or any material premium increase on, or has failed to pay any premium of any 1st Financial policy and, to the Best Knowledge of 1st Financial, there has not been any inaccuracy in any application for any 1st Financial policy. There are no pending claims with respect to any 1st Financial policy (and there are no facts which would form the basis of any such claim and), to the Best Knowledge of 1st Financial, there is currently no condition, and there has occurred no event, that is reasonably likely to form the basis for any such claim.

3.21. Insurance of Deposits. All deposits of Mountain 1st are insured by the Deposit Insurance Fund of the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from Mountain 1st to the FDIC have been paid in full in a timely fashion, and no proceedings have been commenced or, to the Best Knowledge of 1st Financial, are contemplated by the FDIC or otherwise to terminate such insurance.

3.22. Obstacles to Regulatory Approval or Tax Treatment. To the Best Knowledge of 1st Financial, there exists no fact or condition (including, but not limited to, Mountain 1st’s record of compliance with the Community Reinvestment Act) relating to 1st Financial or Mountain 1st that may reasonably be expected to (i) prevent or materially impede or delay 1st Financial from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; or (ii) prevent the Merger from qualifying to be a reorganization under Section 368(a) of the Code; and, if any such fact or condition becomes known to 1st Financial or Mountain 1st, 1st Financial shall promptly (and in any event within three (3) days after obtaining such knowledge) communicate such fact or condition to 1st Financial in writing.

3.23. Disclosure. To the Best Knowledge of 1st Financial, no written statement, certificate, schedule, list, or other written information furnished by or on behalf of 1st Financial or Mountain 1st to 1st Financial in connection with this Agreement and the transactions described herein, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

COVENANTS OF AB&T

4.01. Affirmative Covenants of AB&T. AB&T hereby covenants and agrees as follows with 1st Financial:

(a) AB&T Shareholders’ Meeting. AB&T agrees to cause a meeting of its shareholders (the “AB&T Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by AB&T’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to, the AB&T Shareholders’ Meeting (including the solicitation of proxies), AB&T will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

AB&T will solicit appointments of proxies from its shareholders for use at the AB&T Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

AB&T will mail the Proxy Statement to its shareholders on a date mutually agreed upon by AB&T and 1st Financial, but in no event less than 30 days prior to the scheduled date of the AB&T Shareholders’ Meeting; provided, however, that no such materials shall be mailed to AB&T’s shareholders unless and until the Proxy Statement shall have been filed by AB&T with the SEC, the review period applicable thereto shall have expired, and AB&T shall have satisfactorily responded to and complied with any comments of the SEC thereon.

(b) Conduct of Business Prior to Effective Time. While the parties recognize that the operation of AB&T and Alliance until the Effective Time is the responsibility of AB&T’s and Alliance’s respective Boards of Directors and officers, AB&T and Alliance agree that, between the date of this Agreement and the Effective Time, and except as otherwise provided herein or expressly agreed to in writing by 1st Financial’s Chief Executive Officer, AB&T and Alliance will each carry on its business in and only in the regular and usual course in substantially the same manner as such business heretofore was conducted, and, to the extent consistent with such business and within its ability to do so, AB&T and Alliance each agrees that it will:

(i) preserve intact its present business organization, keep available its present officers and employees, and preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with it;

(ii) maintain all of its properties and equipment in customary repair, order and condition, ordinary wear and tear excepted;

(iii) maintain its books of account and records in the usual, regular and ordinary manner in accordance with sound business practices applied on a consistent basis;

(iv) comply in all material respects with all laws, rules and regulations applicable to it, its properties, assets or employees and to the conduct of its business;

(v) not change its policies or procedures, including existing loan underwriting guidelines, in any material respect except as may be required by law;

(vi) continue federal deposit insurance as described in Paragraph 2.26 and to maintain in force insurance such as is described in Paragraph 2.25 hereof; not modify any bonds or policies of insurance in effect as of the date hereof unless the same, as modified, provides substantially equivalent coverage; and, not cancel, allow to be terminated or fail to renew, any such bond or policy of insurance unless the same is replaced with a bond or policy providing substantially equivalent coverage; and

(vii) promptly provide to 1st Financial such information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties, employees or operations, as 1st Financial reasonably shall request.

(c) Periodic Financial and Other Information. Following the date of this Agreement and from time to time as indicated below, to and including the Effective Time, AB&T will:

(i) within ten calendar days following each calendar month-end, deliver to 1st Financial a copy of AB&T’s unaudited year-to-date consolidated income statement and an unaudited consolidated statement of condition, each as of that month-end.

(ii) within ten calendar days following each calendar quarter-end, deliver to 1st Financial a copy of AB&T’s interim unaudited consolidated financial statements for and as of the end of that quarterly period;

(iii) promptly following the filing thereof, deliver to 1st Financial a copy of each report, registration, statement or other filing, and any amendments thereto (including without limitation each call report filed by AB&T or Alliance) made by either AB&T or Alliance with or to any Regulatory Authority; provided, however, that AB&T shall not be required to deliver to 1st Financial copies of reports filed electronically by it with the SEC under the 1934 Act which are available to the public on the SEC’s Internet website;

(iv) within ten calendar days following each calendar quarter-end, deliver to 1st Financial a copy of AB&T’s and Alliance’s management’s analysis of their Loan Loss Reserves and Loan Repurchase Reserves and any analysis performed by outside loan review firms during the most recently completed quarter;

(v) within ten calendar days following each calendar month-end, deliver to 1st Financial a listing of the aggregate dollar volume and number of loans and loan commitments made or issued by Alliance during that month;

(vi) within ten calendar days following each calendar month-end, deliver to 1st Financial lists of:

(A)	each loan made by Alliance to a borrower, or commitment by Alliance to make, issue or extend any loan to a borrower, in excess of the lesser of $500,000 or an amount that would cause Alliance’s aggregate credit exposure to that borrower to exceed that amount;

(B)	each renewal, extension or modification by Alliance of the terms of, or commitment by Alliance to renew, extend or modify the terms of, any existing loan to a borrower to whom Alliance would have an aggregate credit exposure in excess of $500,000;

(C)	loans that are past due as to principal or interest for more than 30 days;

(D)	loans in nonaccrual status;

(E)	loans for which there has been no reduction in principal for a period of longer than one year;

(F)	all reworked or restructured loans still outstanding, including original terms, restructured terms and status;

(G)	classified, potential problem or “watch list” loans, along with the outstanding balance and amount specifically allocated to the Loan Loss Reserve for each such loan;

(H)	all loans charged off during the previous month; and

(I)	foreclosed real property or other real estate owned and all repossessed personal property;

(vii) within ten calendar days following each calendar month-end, deliver to 1st Financial lists of:

(A)	mortgage loans held for sale, together with an aging schedule indicating the number of days each loan has been held for sale;

(B)	mortgage loans sold during the month, broken down by investor;

(C)	mortgage loans originated during the month by type (e.g., conforming, conventional, Alt A, SISA, NINA, subprime, etc.), and indicating, for each such loan, the loan term, interest rate and loan-to-value ratio, the borrower’s credit score, and, whether the loan has been sold, is to be sold, or is to be retained;

(D)	mortgage loans on the balance sheet that have been repurchased from investors and mortgage loans that were put into the portfolio that were initially intended to be sold to investors;

(E)	mortgage loans that are pending repurchase from investors or where investors have requested a repurchase;

(F)	mortgage loans identified as “at risk” for repurchase;

(G)	mortgage loans on which there are outstanding or potential mortgage insurance claims;

(H)	any actual or threatened litigation by or against AB&T pertaining to any loan or credit, which list shall contain a description of circumstances surrounding such litigation, its present status and management’s evaluation of such litigation.

As an alternative to physical delivery of the items described in this Paragraph 4.01(c), AB&T may make the information available by giving 1st Financial access to its “Banker’s Dashboard” management tool if that access provides substantially the same information in a readily accessible form within the approximate time frames stated in this Paragraph 4.01(c).

(d) Notice Of Certain Changes Or Events. Following the execution of this Agreement and up to the Effective Time, AB&T promptly will notify 1st Financial in writing of and provide to 1st Financial such information as it shall request regarding (i) any Material Adverse Change in of affecting it or Alliance or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, is reasonably likely to cause, create or result in any such Material Adverse Change; (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation, or warranty of AB&T or Alliance herein, to be or become materially inaccurate, misleading, or incomplete, or which has resulted or may or could cause, create, or result in the breach or violation in any material respect of any of AB&T’s or Alliance’s covenants or agreements contained herein or in the failure of any of the conditions described in Paragraphs 7.01 or 7.03 below; or (iii) the occurrence or existence of any event, fact or condition that may reasonably be expected to (A) prevent or materially impede or delay AB&T or 1st Financial from obtaining the approvals of Regulatory Authorities required in order to consummate, or otherwise from completing, the transactions described in this Agreement, or (B) adversely affect treatment of the Merger as a tax-free reorganization.

(e) Accruals for Loan Loss Reserve and Expenses; Loan Charge-Offs; Corrections.

(A) AB&T will cooperate with 1st Financial and will make such appropriate accounting entries in its and Alliance’s books and records and take such other actions as 1st Financial shall, in its sole discretion, deem to be necessary or desirable in anticipation of the Merger, including without limitation additional provisions to Alliance’s Loan Loss Reserve or accruals or the creation of reserves for employee benefit and expenses related to the transactions described in this Agreement; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed to by AB&T and 1st Financial, AB&T shall not be required to make any such accounting entries until immediately prior to the Closing. AB&T’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Paragraph 4.01(f).

(B) AB&T will make such appropriate accounting entries in its and Alliance’s books and records and take such other actions as 1st Financial, in its sole discretion, deems to be required by GAAP, or which 1st Financial otherwise deems to be necessary, appropriate or desirable in anticipation of the Merger, including without limitation additional provisions to Alliance’s Loan Loss Reserve or accruals or the creation of reserves for employee benefit and Merger-related expenses; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed by AB&T and 1st Financial, AB&T shall not be required to make any such accounting entries until immediately prior to the Closing.

(C) If, during the course of its continuing review of AB&T’s credit files after the date of this Agreement, 1st Financial notifies AB&T of situations or circumstances relating to specific loans or credit files that 1st Financial has identified and that 1st Financial, in its discretion, considers to be deficiencies in loan documentation or to constitute violations of applicable banking rules or regulations relating to loans, AB&T will in good faith review such situations and circumstances and, to the extent it concurs, will promptly take all such actions as are necessary or that 1st Financial specifies in order to correct those deficiencies or violations, and each of those deficiencies or violations shall be corrected to 1st Financial’s reasonable satisfaction prior to the Effective Time.

(f) Consents to Assignment of Leases. With respect to each contract or other agreement, including without limitation each lease or rental agreement pertaining to real or personal property (including each of the AB&T Real Property Leases), to which AB&T or Alliance is a party and which 1st Financial reasonably believes requires the consent of any other contracting party in connection with an actual or deemed assignment or transfer of AB&T’s or Alliance’s interest or obligation thereunder as a result of the Merger, AB&T will use its reasonable best efforts to obtain the written consent of that other party to the assignment to 1st Financial or Mountain 1st of AB&T’s or Alliance’s rights and obligations under the agreement and, in the case of the AB&T Real Property Leases and without regard to any requirement of the lessor’s consent, AB&T will use its reasonable best efforts to obtain from each lessor of the property thereunder a landlord’s estoppel certificate, each of which consents or certificates shall be in a form reasonably satisfactory to 1st Financial.

(g) Access. AB&T and Alliance agree that, following the date of this Agreement and to and including the Effective Time, each will provide 1st Financial and its employees, accountants, legal counsel, environmental consultants or other representatives access to all books, records, files and other information (whether maintained electronically or otherwise), to all properties and facilities, and to all its employees, accountants, legal counsel and consultants, as 1st Financial shall, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by or on behalf of 1st Financial shall be performed in such a manner as will not interfere unreasonably with AB&T’s or Alliance’s normal operations or with their relationships with their customers or employees, and shall be conducted in accordance with procedures established by the parties, each acting reasonably.

(h) Pricing. Following the date of this Agreement and up to the Effective Time, Alliance will make pricing decisions with respect to its deposit and credit accounts in a manner consistent with its past practices based on competition and prevailing market rates in its banking markets and will give 1st Financial notice of any proposed material changes in the pricing of its deposit and credit accounts.

(i) Further Action; Instruments of Transfer, Etc. AB&T covenants and agrees with 1st Financial that it (i) will use its reasonable best efforts in good faith to take or cause to be taken all action reasonably required of it hereunder as promptly as practicable so as to permit the consummation of the transaction described herein at the earliest possible date; (ii) shall perform all acts and execute and deliver to 1st Financial all documents or instruments reasonably required herein or as otherwise shall be reasonably necessary or useful to or reasonably requested by 1st Financial in consummating such transactions; and (iii) will cooperate with 1st Financial in every reasonable way in carrying out, and will pursue diligently the expeditious completion of, such transaction.

(j) Notice of Certain Loans or Other Extensions of Credit. AB&T covenants and agrees with 1st Financial that it will give (5) business days’ prior notice to 1st Financial before committing to making any loan, extension of credit, purchase of a loan participation, letter of credit or renewal of any existing loan, extension of credit or letter of credit which is secured, in whole or in part, by any of the following: (i) any hotel or motel property; (ii) any property on which a dry cleaner’s business is situated; (iii) any property on which any establishment engaged in the business of selling or storing petroleum products or distillates, including but not limited to any gas station, is located; (iv) any property on which underground storage tanks are presently, or were formerly, situated; (v) accounts receivable and/or inventory; (vi) any property located in excess of fifty (50) miles from any banking office of Alliance; or (vii) any collateral or property with which there may exist an environmental issue.

(k) Termination of Certain Agreements. AB&T and Alliance covenant and agree with 1st Financial that each will, immediately prior to the Effective Time, terminate any agreements or contracts as 1st Financial shall request, including, but not limited to, any data processing agreements, but not including any employment agreements to which AB&T or Alliance is a party.

4.02. Negative Covenants of AB&T. AB&T and Alliance hereby covenant and agree that, between the date hereof and the Effective Time, neither AB&T nor Alliance will do any of the following things or take any of the following actions without the prior written consent and authorization of 1st Financial’s CEO or CFO:

(a) Amendments to Articles of Incorporation or Bylaws. Amend its Articles of Incorporation or Bylaws.

(b) Change in Capital Stock. Make any change in its authorized capital stock, or create any other or additional authorized capital stock or other securities; or issue (including any issuance of shares pursuant to a stock dividend or any issuance of any securities convertible into capital stock), sell, purchase, redeem, retire, reclassify, combine, or split any shares of its capital stock or other securities, or enter into any agreement or understanding with respect to any such action. However, notwithstanding anything contained herein to the contrary, AB&T shall be permitted to issue shares of AB&T Stock upon the exercise of the Warrant or of stock options which are outstanding as of the date of this Agreement.

(c) Options, Warrants, and Rights. Grant or issue any options, warrants, calls, puts, or other rights of any kind relating to the purchase, redemption, or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(d) Dividends. Declare or pay any dividends or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders.

(e) Employment, Benefit, or Retirement Agreements or Plans; Increases and Bonuses. Except as required by law, (i) enter into or become bound by any contract, agreement, or commitment for the employment or compensation of any officer, employee, or consultant which is not immediately terminable by AB&T or Alliance without cost or other liability on no more than thirty (30) days notice; (ii) adopt, enter into, or become bound by any new or additional profit-sharing, bonus, incentive, change in control, “golden parachute,” stock option, stock purchase, pension, retirement, deferred compensation, insurance (hospitalization, life, or other), paid leave (sick, vacation, personal or other) or similar contract, agreement, commitment, understanding, plan, or arrangement (whether formal or informal) with respect to or which provides for benefits for any of its current or former directors, officers, employees, or consultants; or (iii) enter into or become bound by any contract with or commitment to any labor or trade union or association or any collective bargaining group. Neither AB&T nor Alliance will increase the compensation or benefits of, or pay any bonus or other special or additional compensation to, any of its current or former directors, officers, employees or consultants.

(f) Accounting Practices. Make any changes in its accounting methods, practices, or procedures or in depreciation or amortization policies, schedules, or rates heretofore applied (except as required by GAAP or governmental regulations).

(g) Changes in Business Practices. Except as may be required by the FDIC, the Commissioner, the SEC, the FRB, or any other governmental agency or other Regulatory Authority or as shall be required by applicable law, regulation, or this Agreement, (i) change in any material respect the nature of its business or the manner in which it conducts its business; (ii)

discontinue any material portion or line of its business; (iii) change in any material respect its lending, investment, asset-liability management, or other material banking or business policies, (iv) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; (v) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement; (vi) knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; (vii) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of the regulatory approvals described in Paragraph 6.02; or (viii) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Paragraph 4.02.

(h) Acquisition or Disposition of Assets.

(i) Sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any real estate in any amount other than real estate owned;

(ii) Sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any equipment or any other fixed or capital asset (other than real estate) having a book value or a fair market value, whichever is greater, of more than $10,000 for any individual item or asset, or more than $25,000 in the aggregate for all such items or assets;

(iii) Purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any real property in any amount;

(iv) Purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any equipment or any other fixed asset (other than real estate) having a purchase price, or involving aggregate lease payments, in excess of $10,000 for any individual item or asset, or more than $25,000 in the aggregate for all such items or assets;

(v) Enter into any purchase or other commitment or contract for supplies or services which obligates AB&T or Alliance for a period longer than one hundred eighty (180) days;

(vi) Except in the ordinary course of its business consistent with its past practices and only after first providing 1st Financial the opportunity to participate, sell, or enter into or become bound by any contract, agreement, option or commitment to sell any loan or other receivable or any participation in any loan or other receivable;

(vii) Except in the ordinary course of its business consistent with its past practices and only with the prior approval of 1st Financial, purchase or repurchase, or enter into or become bound by any contract, agreement, option or commitment to purchase or repurchase any loan or other receivable or any participation in any loan or other receivable;

(viii) Sell or dispose of, or enter into or become bound by any contract, agreement, option or commitment relating to the sale or other disposition of, any other asset (whether tangible or intangible, and including without limitation any trade name, trademark, copyright, service mark or intellectual property right or license), except for dispositions of assets in the ordinary course of its lending business consistent with its past practices; or assign its right to or otherwise give any other person its permission or consent to use or do business under the corporate name of AB&T or Alliance or any name similar thereto; or release, transfer or waive any license or right granted to it by any other person to use any trademark, trade name, copyright, service mark or intellectual property right; or

(ix) Directly or indirectly (A) acquire (whether by merger or otherwise), or acquire any branch or all or any significant part of the assets of, any other person or entity, (B) open any new branch office, or (C) enter into or become bound by any contract, agreement, commitment or letter of intent relating to, or otherwise take or agree to take any action in furtherance of, any such transaction or the opening of a new branch office.

(i) Debt; Liabilities. With the exceptions of Alliance’s acceptance of deposits, entering into repurchase agreements, Fed funds purchases, borrowings from the Federal Home Loan Bank of no more than thirty days maturity, and direct investments in Alliance by the Federal Reserve Bank of Richmond pursuant to its Treasury Tax and Loan Investment Program, in any such case in the ordinary course of Alliance’s business consistent with its past practices, (i) enter into or become bound by any promissory note, loan agreement or other agreement or arrangement pertaining to the borrowing of money; (ii) except for standby letters of credit issued by Alliance in the ordinary course of its lending business consistent with past practices, assume, guarantee, endorse or otherwise become responsible or liable for any obligation of any other person or entity; or (iii) except in the ordinary course of its business consistent with its past practices, incur any other liability or obligation (absolute or contingent).

(j) Liens; Encumbrances. Mortgage, pledge or subject any of its assets to, or permit any of its assets to become or, except for those liens or encumbrances Previously Disclosed to 1st Financial, remain subject to, any lien or any other encumbrance (other than in the ordinary course of business consistent with its past practices in connection with securing public funds deposits, repurchase agreements, or Federal Home Loan Bank borrowings).

(k) Waiver of Rights. Waive, release or compromise any rights in its favor against or with respect to any of its officers, directors, shareholders, employees, consultants, or agents or members of their families or entities controlled by them or in which they have a significant interest, nor waive, release or compromise any material rights against or with respect to any other person or entity except in the ordinary course of business and in good faith for fair value in money or money’s worth.

(l) Other Contracts. Enter into or become bound by any contracts, agreements, commitments or understandings (other than those permitted elsewhere in this Paragraph 4.02) (i) for or with respect to any charitable contributions exceeding the amounts budgeted prior to the beginning of negotiation of this Agreement; (ii) with any governmental agency or Regulatory Authority; (iii) pursuant to which AB&T or Alliance would assume, guarantee, endorse or otherwise become liable for the debt, liability or obligation of any other person or entity; (iv) which is entered into other than in the ordinary course of its business; or (v) which, in the case of any one contract, agreement, commitment or understanding, and whether or not in the ordinary course of its business, would obligate or commit AB&T or Alliance to make expenditures over any period of time of more than $50,000 (other than contracts, agreements, commitments or understandings entered into in the ordinary course of Alliance’s lending operations).

(m) Aggregate Deposit Liabilities. Take any actions designed to materially increase or decrease the aggregate level of Alliance’s deposits as they exist on the date of this Agreement.

(n) Foreclosures. Except in the ordinary course of business in connection with any foreclosure of a mortgage or deed of trust securing a loan, bid for or purchase any real property which is covered by that mortgage or deed of trust or which is the subject of that foreclosure.

(o) Loans and Other Extensions of Credit. Make or renew any loan or other extension of credit in an amount in excess of $425,000.

(p) Swaps and Hedges. Enter into or become bound by any contract or agreement whereby AB&T or Alliance agrees to engage in any interest rate or other swap or hedge.

(q) Changes in Lease Agreements. Surrender its leasehold interest in any property held under, or seek or agree to the termination of any, AB&T Real Property Lease other than at the end of the term of a Lease Agreement under the terms of which it does not have an option to renew, or (ii) modify or amend an AB&T Real Property Lease other than in connection with the renewal at the end of its term. Prior to renewing or amending an AB&T Real Property Lease as described above, AB&T will consult with 1st Financial and permit 1st Financial to express its views regarding the terms of the renewal or amendment.

4.03 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 4.03, AB&T shall not, and shall not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal (as defined below) or any inquiries with respect to the making of any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any information relating to AB&T or afford access to the business, properties, assets, books or records of AB&T to any third party, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.02(a)(vi), approve, endorse, recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of (A) a branch office, (B) a substantial portion of AB&T’s or Alliance’s assets, or (C) a business that constitutes a substantial portion of the net revenues, net income or net assets of AB&T, (ii) the direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of AB&T’s Stock, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of AB&T, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving AB&T other than the transactions contemplated by this Agreement.

(b) Notwithstanding anything herein to the contrary, AB&T and its board of directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, provided that the board of directors of AB&T shall not withdraw or modify in a manner adverse to 1st Financial its Approval Recommendation (as defined in Paragraph 6.01(c)) except as set forth in clause (iii) below; (ii) to initiate any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) AB&T’s board of directors concludes in good faith, after consultation with outside counsel, that failure to do so would breach its fiduciary duties to AB&T’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, AB&T’s board of directors receives from such person an executed confidentiality agreement, a copy of which executed confidentiality agreement shall have been provided to 1st Financial for informational purposes, and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, AB&T promptly notifies 1st Financial in writing of the name of such person and the material terms and conditions of any such Superior Proposal, and (iii) to withdraw, modify, qualify in a manner adverse to 1st Financial, condition or refuse to make its Approval Recommendation (the “Change in Recommendation”) if AB&T’s board of directors concludes in good faith, after consultation with outside counsel and financial advisers, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to AB&T’s shareholders under applicable law.

The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than 50% of the combined voting power of the shares of AB&T Stock then outstanding or all or substantially all of AB&T’s assets for consideration consisting of cash or securities or both that is on terms that the board of directors of AB&T in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the board of directors of AB&T in its good faith judgment believes to be more favorable from a financial point of view to its shareholders than the Merger; (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the board of directors of AB&T, and (C) is reasonably capable of being completed.

(c) AB&T will promptly, and in any event within 24 hours, notify 1st Financial in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making such proposal.

(d) If a Payment Event (as hereinafter defined) occurs, AB&T shall pay to 1st Financial by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $745,000 (the “Break-up Fee”). The term “Payment Event” means any of the following:

(i) the termination of this Agreement by 1st Financial pursuant to Paragraph 8.02(b)(vi);

(ii) the termination of this Agreement by AB&T pursuant to Paragraph 8.02(a)(vi);

(iii) a tender offer or exchange offer for 25% or more of the outstanding common stock of AB&T is commenced and AB&T shall not have sent to its shareholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the board of directors of AB&T recommends rejection of such tender offer or exchange offer; or

(iv) the occurrence of any of the following events within eighteen months of the termination of this Agreement pursuant to Paragraph 8.02(a)(iv) (but only if by reason of AB&T’s shareholders’ failure to approve this Agreement and Plan of Merger) or 8.02(b)(iv), provided that an Acquisition Proposal shall have been made by a Third Party after the date hereof and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) AB&T enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party; (B) such Third Party, directly or indirectly, acquires substantially all of the assets of AB&T; (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding AB&T Stock or (D) AB&T adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding AB&T Stock or an extraordinary dividend relating to substantially all of the outstanding AB&T Stock or substantially all of the assets of AB&T. As used herein, “Third Party” means any person as defined in Section 13(d) of the 1934 Act other than 1st Financial or its affiliates.

AB&T acknowledges that the agreements contained in this Paragraph 4.03 are an integral part of the transactions contemplated in this Agreement and that without these agreements 1st

Financial would not enter into this Agreement. Accordingly, in the event AB&T fails to pay to 1st Financial the Break-up Fee, promptly when due, AB&T shall, in addition thereto, pay to 1st Financial all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by 1st Financial, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

ARTICLE V

COVENANTS OF 1ST FINANCIAL

5.01. Affirmative Covenants of 1st Financial . 1st Financial hereby covenants and agrees as follows with AB&T:

(a) 1st Financial Shareholders’ Meeting. 1st Financial agrees to cause a meeting of its shareholders (the “1st Financial Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by 1st Financial’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to the 1st Financial Shareholders’ Meeting (including the solicitation of proxies), 1st Financial will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

1st Financial will solicit appointments of proxies from its shareholders for use at the 1st Financial Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

1st Financial will mail the Proxy Statement to its shareholders on a date mutually agreed upon by AB&T and 1st Financial, but in no event less than 30 days prior to the scheduled date of the 1st Financial Shareholders’ Meeting; provided, however, that no such materials shall be mailed to 1st Financial ‘s shareholders unless and until the Proxy Statement shall have been filed by 1st Financial with the SEC, the review period applicable thereto shall have expired, and 1st Financial shall have satisfactorily responded to and complied with any comments of the SEC thereon.

(b) Access. 1st Financial agrees that, following the date of this Agreement and to and including the Effective Time, it will provide AB&T and its employees, accountants, legal counsel, environmental consultants or other representatives access to all books, records, files and other information (whether maintained electronically or otherwise), to all properties and facilities, and to all its employees, accountants, legal counsel and consultants, as AB&T shall, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by or on behalf of AB&T shall be performed in such a manner as will not interfere unreasonably with 1st Financial’s or Mountain 1st’s normal operations or with their relationships with their customers or employees, and shall be conducted in accordance with procedures established by the parties, each acting reasonably.

(c) Further Action; Instruments of Transfer. 1st Financial covenants and agrees with AB&T that it (i) will use its best efforts in good faith to take or cause to be taken all action required of it under this Agreement as promptly as practicable so as to permit the consummation of the transaction described herein at the earliest possible date; (ii) shall perform all acts and execute and deliver to AB&T all documents or instruments required herein, or as otherwise shall be reasonably necessary or useful to or requested by AB&T, in consummating such transactions; (iii) will cooperate with AB&T in every reasonable way in carrying out, and will pursue diligently the expeditious completion of, such transactions; and (iv) shall take such corporate action as is necessary to authorize the issuance of additional shares of 1st Financial Stock as necessary to complete the Merger.

(d) Alliance Employees; Employee Benefits.

(i) Subject to the availability of suitable positions within Mountain 1st, 1st Financial will endeavor, but will not be obligated, to offer employment to current employees of Alliance who remain employed by Alliance at the Effective Time. Except to the extent otherwise provided in a written agreement between Mountain 1st and an employee of Alliance, the employment offered by Mountain 1st to Alliance’s employees will be on an “at will” basis in such a position, at such location within Mountain 1st’s system, and for such rate of compensation, as shall be determined by Mountain 1st in the ordinary course of its business following the Effective Time, and nothing in this Agreement shall be deemed to constitute an employment agreement between 1st Financial or Mountain 1st and any such person or to obligate 1st Financial or Mountain 1st to employ any such person for any specific term or period of time, in any specific position, or at any specific salary or rate of compensation, or at all, or to restrict 1st Financial’s right to terminate the employment of any such person at any time following the Effective Time and for any reason satisfactory to it.

(ii) Following the Effective Time, except as otherwise provided in this Agreement, any employee of AB&T or Alliance who becomes an employee of 1st Financial or Mountain 1st (a “New Employee”) shall be entitled to receive all employee benefits and to participate in all benefit plans provided by 1st Financial or Mountain 1st, as applicable, on the same basis (including cost) and subject to the same eligibility and vesting requirements, and to the same conditions, restrictions and limitations, as generally are in effect and applicable to other newly hired employees of 1st Financial or Mountain 1st, as applicable, except that New Employees shall be immediately eligible to participate in all benefit plans of 1st Financial or Mountain 1st, as applicable, but only to the extent that such New Employees would have been eligible to participate in corresponding benefit plans of AB&T or Alliance. Each New Employee shall be given credit for his or her full years of service with AB&T or Alliance for purposes of, including but not limited to eligibility for participation and vesting in 1st Financial’s Section 401(k) savings plan; and for all purposes under 1st Financial’s other benefit plans (including entitlement to vacation and sick leave). A New Employee’s participation will be without regard to pre-existing condition requirements under 1st Financial’s health insurance plan, provided that any such pre-existing condition was covered under AB&T’s or Alliance’s health insurance plan(s) at the effective date of coverage under AB&T’s or Alliance’s health insurance plan and the New Employee provides evidence of such previous coverage in a form satisfactory to 1st Financial’s or Mountain 1st’s health insurance carrier, as applicable.

(e) Additions to Board of Directors. 1st Financial agrees to add to its Board of Directors, effective immediately after the Effective Time, two (2) additional directors one (1) of whom shall be Wayne F. Shovelin and one (1) of whom shall be another member of AB&T’s Board of Directors, provided that both of the individuals so appointed shall be serving as directors of AB&T immediately prior to the Effective Time. Each such director appointed to the 1st Financial Board of Directors (“Appointed Directors”) shall serve until the next annual meeting of the shareholders at which directors are elected. 1st Financial agrees to nominate for election at such annual meeting of shareholders one of the Appointed Directors to serve a three-year term, and the other Appointed Directors to serve a two-year term.

(f) Employment and Consulting Agreements Provided he remains employed by AB&T at the Effective Time in his current position, 1st Financial shall enter into an employment agreement with Daniel C. Ayscue in the form as attached as Exhibit 5.01(f) to this Agreement.

(g) Indemnification of Directors and Officers; “Tail” Coverage. (i) After the Effective Time, without releasing any insurance carrier and after exhaustion of all applicable director and liability insurance coverage for AB&T and its directors and officers, 1st Financial shall indemnify, hold harmless and defend the directors and officers of AB&T in office on the date hereof or the Effective Time, to the same extent and in the same manner as AB&T or Alliance would have been obligated to indemnify their own directors and officers, prior to the Effective Time, from and against any and all claims, disputes, demands, causes of action, suits, proceedings, losses, damages, liabilities, obligations, costs and expenses of every kind and nature including, without limitation, reasonable attorneys’ fees and legal costs and expenses therewith whether known or unknown and whether now existing or hereafter arising which may be threatened against, incurred, undertaken, received or paid by such persons in connection with or which arise out of or result from or are based upon any action or failure to act by such person in the ordinary scope of his duties as a director or officer of AB&T or Alliance (including service as a director or officer of any AB&T subsidiary or fiduciary of any of the AB&T Plans (as defined in Paragraph 2.24(b)) through the Effective Time; provided, however, that 1st Financial shall not be obligated to indemnify such person for (i) any act not available for statutory or permissible indemnification under North Carolina law, (ii) any penalty, decree, order, finding or other action imposed or taken by any regulatory authority, (iii) any violation or alleged violation of federal or state securities laws to the extent that indemnification is prohibited by law, or, provided, however, that (A) 1st Financial shall have the right to assume the defense thereof and upon such assumption 1st Financial shall not be liable to any director or officer of AB&T or Alliance for any legal expenses of other counsel or any other expenses subsequently incurred by such director or officer in connection with the defense thereof, except that if 1st Financial elects not to assume such defense or counsel for such director or officer reasonably advises such director or officer that there are issues which raise conflicts of interest between 1st Financial and such director or officer, such director or officer may retain counsel reasonably satisfactory to him, and 1st Financial shall pay the reasonable fees and expenses of such counsel, (B) 1st Financial shall not be liable for any settlement effected without its prior written consent, and (C)

1st Financial shall have no obligation hereunder to any director or officer of AB&T or Alliance when and if a court of competent jurisdiction shall determine that indemnification of such director or officer in the manner contemplated hereby is prohibited by applicable law.

(ii) Immediately prior to the Effective Time, 1st Financial will cooperate reasonably with AB&T and Alliance to arrange for AB&T or Alliance to purchase “tail” coverage with respect to their directors’ and officers’ liability and errors and omissions liability insurance, effective at the Effective Time for a three year term and in the same amount of coverage as is provided by their then current directors’ and officers’ and errors and omissions liability insurance policy, provided that the total costs of such tail coverage shall not exceed an aggregate of $50,000 without 1st Financial’s prior written approval.

(h) Notice Of Certain Changes Or Events. Following the execution of this Agreement and up to the Effective Time, 1st Financial promptly will notify AB&T in writing of and provide to AB&T such information as it shall request regarding (i) any Material Adverse Change in of affecting it or Mountain 1st or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, is reasonably likely to cause, create or result in any such Material Adverse Change; (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation, or warranty of 1st Financial or Mountain 1st herein, to be or become materially inaccurate, misleading, or incomplete, or which has resulted or may or could cause, create, or result in the breach or violation in any material respect of any of 1st Financial’s or Mountain 1st’s covenants or agreements contained herein or in the failure of any of the conditions described in Paragraphs 7.02 or 7.03 below; or (iii) the occurrence or existence of any event, fact or condition that may reasonably be expected to (A) prevent or materially impede or delay 1st Financial or AB&T from obtaining the approvals of Regulatory Authorities required in order to consummate, or otherwise from completing, the transactions described in this Agreement, or (B) adversely affect treatment of the Merger as a tax-free reorganization.

5.02. Negative Covenants of 1st Financial. 1st Financial covenants and agrees that, between the date hereof and the Effective Time, neither 1st Financial nor Mountain 1st will, without the prior written consent and authorization of AB&T’s CEO, and except as may be required by the FDIC, the Commissioner, the SEC, the FRB, or any other governmental agency or other Regulatory Authority or as shall be required by applicable law, regulation, or this Agreement:

(a) Take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) Take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement;

(c) Knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

(d) Take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of the regulatory approvals described in Paragraph 6.02; or

(e) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Paragraph 5.02.

ARTICLE VI

MUTUAL AGREEMENTS

6.01. Registration Statement; Proxy Statement/Prospectus; Recommendation.

(a) Registration Statement. As soon as practicable following the execution of this Agreement, 1st Financial and AB&T shall in consultation with each other prepare, and 1st Financial shall file with the SEC, a registration statement on Form S-4 (or on such other form as 1st Financial shall determine to be appropriate) (the “Registration Statement”) covering the 1st Financial Stock to be issued to shareholders of AB&T pursuant to this Agreement, and will use their respective reasonable best efforts in good faith to see that the Registration Statement is declared effective by the SEC under the 1933 Act. Additionally, 1st Financial and AB&T shall in consultation with each other take all such other actions, if any, as shall be required by applicable state securities or “blue sky” laws (i) to cause the 1st Financial Stock to be issued upon consummation of the Merger, at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws; (ii) to cause all conditions to any exemptions from qualification or registration under such laws to have been satisfied; and (iii) to obtain any and all required approvals or consents to the issuance of such stock.

(b) Preparation and Distribution of Joint Proxy Statement/Prospectus. 1st Financial and AB&T jointly will prepare a “Proxy Statement/Prospectus” for distribution to both AB&T’s and 1st Financial’s shareholders as the proxy statement relating to their solicitation of proxies for use at the AB&T Shareholders’ Meeting, the 1st Financial Shareholders’ Meeting, and as 1st Financial’s prospectus relating to the offer and distribution of 1st Financial Stock as described herein. The Proxy Statement/Prospectus shall be in such form and shall contain or be accompanied by such information regarding the AB&T Shareholders’ Meeting, the 1st Financial Shareholders’ Meeting, this Agreement, the parties hereto, and the transactions described or contemplated herein as is required by applicable law and regulations of the SEC applicable to 1st Financial and otherwise as shall be agreed upon by AB&T and 1st Financial. 1st Financial shall include the Proxy Statement/Prospectus as the prospectus in the Registration Statement. Each party hereto will cooperate with the other in good faith and will use its respective reasonable best efforts in good faith to respond to any comments of the SEC thereon.

AB&T and 1st Financial will each mail the Proxy Statement/Prospectus to its respective shareholders as soon as practicable following the date on which, and in the form in which, the Registration Statement is declared effective by the SEC.

(c) Recommendation of AB&T’s and 1st Financial’s Boards of Directors.

(1) Except in the circumstances described in Paragraph 4.03, and provided that 1st Financial is then in compliance with its obligations under this Agreement, AB&T covenants that its directors, individually and collectively as AB&T’s Board of Directors, and its officers, will (A) recommend to and actively encourage AB&T’s shareholders to vote their shares of AB&T Stock at the AB&T Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger, and the Proxy Statement distributed to AB&T’s shareholders in connection with the AB&T Shareholders’ Meeting will so indicate and state that AB&T’s Board of Directors considers the Merger to be advisable and in the best interests of AB&T and its shareholders; and (B) executive officers and directors will refrain from making any statement or taking any action designed or intended to discourage AB&T’s shareholders from voting their shares of AB&T Stock at the AB&T Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger (the “Approval Recommendation”).

(2) Unless there is a material change in circumstances which causes 1st Financial’s Board of Directors to reasonably believe, based on a written opinion of outside counsel, that such a recommendation would violate the directors’ duties or obligations to 1st Financial or its shareholders under applicable law, 1st Financial’s Board of Directors will unanimously recommend to and actively encourage 1st Financial’s shareholders to vote their shares of 1st Financial Stock at the 1st Financial Shareholders’ Meeting to approve and adopt this Agreement and the Merger, and the Proxy Statement/Prospectus mailed to 1st Financial’s shareholders will so indicate and state that 1st Financial’s Boards of Directors considers the Merger to be advisable and in the best interests of AB&T, 1st Financial and their respective shareholders.

6.02. Regulatory Approvals. Promptly following the date of this Agreement, 1st Financial and AB&T each shall use their respective reasonable best efforts in good faith to (i) prepare and file, or cause to be prepared and filed, all applications for regulatory approvals and actions as may be required of them, respectively, by applicable law and regulations with respect to the transactions described herein (including applications to the FRB, the Commissioner, and to any other Regulatory Authority as may be required), and (ii) obtain all necessary regulatory approvals required for consummation of the transactions described herein. Before the filing thereof, each party to this Agreement (and its counsel) shall have the right to review and comment on the form and content of any such application to be filed by the other party. Should the appearance of any of the officers, directors, employees, or counsel of any of the parties hereto be requested by any other party or by any governmental agency at any hearing in connection with any such application, such party shall promptly use its best efforts to arrange for such appearance.

6.03. Information for Proxy Statement/Prospectus and Regulatory Approvals. 1st Financial and AB&T each agrees to respond promptly, and to use its reasonable best efforts to cause its directors, officers, counsel, accountants, and affiliates to respond promptly, to requests by any other party or its counsel for information for inclusion in the various applications for regulatory approvals and in the Proxy Statement/Prospectus and the Registration Statement. 1st Financial and AB&T each hereby covenants that none of the information provided by it for inclusion in such documents and applications will, at the time of mailing of those materials to their respective shareholders, or at the time of receipt of any such required approval of a Regulatory Authority, as the case may be, contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

6.04. Expenses. Subject to the provisions of Paragraph 8.03, whether or not this Agreement shall be terminated or the Merger shall be consummated, AB&T and 1st Financial each shall pay its own legal, accounting, and financial advisory fees and all its other costs and expenses incurred or to be incurred in connection with the execution and performance of its obligations under this Agreement or otherwise in connection with this Agreement and the transactions described herein (including, without limitation all accounting fees, legal fees, consulting and advisory fees, filing fees, printing costs, and travel expenses). All costs incurred in connection with the printing and mailing of the Proxy Statement/Prospectus shall be deemed to be incurred and shall be paid equally by AB&T and 1st Financial.

6.05 Announcements; Confidential Information.

(a) AB&T and 1st Financial each agrees that no persons other than the parties to this Agreement are authorized to make any public announcements or statements about this Agreement or any of the transactions described herein, and that, without the prior review and consent of the other parties (which consent shall not unreasonably be denied or delayed), it will not make any public announcement, statement or disclosure as to the terms and conditions of this Agreement or the transactions described herein, except for such disclosures as may be required incidental to obtaining the required approval of any Regulatory Authority to the consummation of the transactions described herein.

(b) For purposes of this Paragraph 6.05, “Confidential Information” refers to any information (including business and financial information) that a party to whom the information pertains (an “Informing Party”) provides or makes available, in connection with this Agreement, to a party for whose benefit the information is provided, or to that party’s affiliates, directors, officers, employees, attorneys, advisors, consultants, representatives and agents (a “Receiving Party”), or which a Receiving Party may otherwise obtain from any examination of an Informing Party’s documents, books, records, files or other written materials or from any discussions with any of the Informing Party’s directors, officers, employees, attorneys, advisors, consultants, representatives and agents, and shall be deemed to include, without limitation, (i) all such documents, books, records, files or other written materials themselves and all information contained therein (whether maintained in writing, electronically, on microfiche or otherwise), (ii) all corporate minutes, financial projections and budgets, historical and projected sales reports, acquisition or other expansion analyses or plans, pro forma financial data, capital spending budgets and plans, market studies and business plans, (iii) all information relative to financial results and condition, operations, policies and procedures, computer systems and software, shareholders, employees, officers, and directors, and (iv) all information relative to customers and former or prospective customers.

(c) Prior to the Effective Time, all Confidential Information of an Informing Party is proprietary to the Informing Party and constitutes either trade secrets or confidential information of the Informing Party. Without the Informing Party’s express written consent, the Receiving Party shall not remove any Confidential Information of the Informing Party in written or other recorded form from the Informing Party’s premises.

(d) Prior to the Effective Time, all Confidential Information of an Informing Party is to be held in strict confidence by a Receiving Party and, except as otherwise provided herein, may not be disclosed by a Receiving Party to any person or entity not a party to this Confidentiality Agreement, unless the Receiving Party:

(i) can demonstrate that the same information as the Confidential Information to be disclosed already was in its possession prior to such Confidential Information being obtained;

(ii) can demonstrate that the same information as the Confidential Information to be disclosed is already publicly available or, at that time, has become publicly available through no fault of, or violation of this Paragraph 6.05 by, the Receiving Party or any other person that the Receiving Party knows, or has reason to know, is obligated to protect such Confidential Information; or

(iii) demonstrates that the same information as the Confidential Information to be disclosed was developed independently by or for the Receiving Party, without the use of the Confidential Information disclosed to or obtained by the Receiving Party.

(e) Prior to the Effective Time, the Receiving Party (i) may disclose Confidential Information of the Informing Party to the Receiving Party’s affiliates, directors, officers, employees, agents, attorneys, advisors and consultants who are directly involved in discussions of a potential transaction, only on a need to know basis and only if such persons or entities agree for the benefit of the other party to be bound by the restrictions and obligations of this Paragraph 6.05; and (ii) will enforce its obligations under this Paragraph 6.05 against all persons to whom it discloses Confidential Information and shall be responsible and liable to the Informing Party for any disclosure of Confidential Information by such persons or entities in violation of such restrictions and obligations.

(f) Upon termination of this Agreement the Receiving Party will deliver or cause to be delivered to the Informing Party all written Confidential Information of the Informing Party in the possession of the Receiving Party, or provide an officer’s affidavit as to the destruction of all copies of such Confidential Information.

(g) Prior to the Effective Time, the Receiving Party shall not use any Confidential Information of the Informing Party in an unlawful manner, to interfere with or attempt to terminate or otherwise adversely affect any actual or proposed contractual or business relationship of the Informing Party, or for any other purposes other than in conjunction with the transactions described herein. Without limiting the generality of the foregoing, in no event shall the Receiving Party use any Confidential Information of the Informing Party, directly or indirectly, for the purpose of competing against the Informing Party.

(h) Notwithstanding anything contained in this Paragraph 6.05 to the contrary, neither AB&T nor 1st Financial shall be required to obtain the prior consent of the other party for any such disclosure which it, in good faith and upon the advice of its legal counsel, believes is required by law; provided, however, that before any such disclosure may be made by a Receiving Party upon the advice of its legal counsel, it shall, except where such notice is prohibited by law, give the Informing Party reasonable notice of its intent to make such disclosure, the form of content of that disclosure, and the basis upon which its legal counsel has advised it that such disclosure is required by law, so that the Informing Party may seek a protective order or other similar or appropriate relief, and the Receiving Party also shall undertake in good faith to have the Confidential Information to be disclosed treated confidentially by the party to whom the disclosure is made.

(i) The provisions of this Paragraph 6.05 supersede the provisions of that certain “Mutual Confidentiality Agreement” dated November 26, 2008, between AB&T and 1st Financial.

(j) This Paragraph 6.05 shall survive and remain in effect following any termination of this Agreement.

6.06. Section 16 Matters. Prior to the Effective Time, 1st Financial and AB&T shall take all such steps as may be required and available to cause any dispositions of AB&T Common Stock (including AB&T Stock Options or acquisitions of 1st Financial Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to AB&T to be exempt under Rule 16b-3 promulgated under the 1934 Act. AB&T agrees to promptly furnish 1st Financial with all requisite information necessary for 1st Financial to take the actions contemplated by this Paragraph 6.06.

6.07. Treatment of AB&T Stock Options.

(a) From and after the Effective Time, all options granted under the AB&T Financial Corporation 2005 Incentive Stock Option Plan and the AB&T Financial Corporation 2005 Nonstatutory Stock Option Plan to purchase shares of AB&T Stock (each, an “AB&T Stock Option”), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of 1st Financial Stock, and 1st Financial shall assume each such AB&T Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Time (i) each such AB&T Stock Option assumed by 1st Financial may be exercised solely to purchase shares of 1st Financial Stock; (ii) the number of shares of 1st Financial Stock purchasable upon exercise of such AB&T Stock Option shall be equal to the number of shares of AB&T Stock that were purchasable under such AB&T Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (iii) the per share exercise price under each such AB&T Stock Option shall be adjusted by dividing the per share exercise price of each such AB&T Stock Option by the Exchange Ratio, rounded up to the nearest cent. The terms of each AB&T Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to shares of 1st Financial Stock on or subsequent to the Effective Time. The adjustment provided in this Paragraph 6.07(a) with respect to any AB&T Stock Options (whether or not “incentive stock options” (as defined in section 422 of the Code)) shall be and is intended to be effected in a manner which is consistent with section 424(a) of the Code and, to the extent it is not so consistent, the provisions of such section 424(a) of the Code shall override anything to the contrary contained herein.

(b) At or prior to the Effective Time, 1st Financial shall take all corporate action necessary to reserve for issuance sufficient shares of 1st Financial Stock for delivery upon exercise of the AB&T Stock Options assumed by it in accordance with this Paragraph 6.07. As soon as practicable after the Effective Time, 1st Financial shall file an amendment to the registration statement on Form S-8 (or such other form as may be required), with respect to the shares of 1st Financial Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

6.08. Real Property Matters.

(a) At its option and expense, following the date of this Agreement 1st Financial may cause to be conducted (i) a title examination, physical survey, zoning compliance review, and structural inspection of any or all of the AB&T Real Property and improvements thereon (collectively, the “Property Examination”), and (ii) site inspections, environmental assessments, historic reviews, and regulatory analyses of any or all of the AB&T Real Property, together with such other studies, testing and intrusive sampling and analyses as 1st Financial shall deem necessary or desirable (collectively, the “Environmental Survey”); provided, however, that any investigations or reviews conducted by or on behalf of 1st Financial shall be performed in such a manner as will no interfere unreasonably with AB&T’s and Alliance’s normal operations.

If, in the course of the Property Examination or Environmental Survey, 1st Financial identifies one or more “Material Defects” (as defined below), 1st Financial will give prompt written notice thereof to AB&T describing the facts or conditions constituting each such Material Defect.

(b) For purposes of this Agreement, a “Material Defect” shall include:

(i) the existence of any lien (other than the lien of real property taxes not yet due and payable), encumbrance, title imperfection or title irregularity relating to any of the Real Property, including without limitation the existence of any facts or circumstances that adversely affect any of either AB&T’s or Alliance’s ability to enforce any Lease Agreement or its rights in any leasehold interest thereunder;

(ii) the existence of any zoning restriction, easement, covenant or other restriction, or the existence of any facts or conditions that constitute a breach of representations and warranties contained in Paragraph 2.15 or 2.20, relating or with respect to any of the AB&T Real Property, in either such case that 1st Financial reasonably believes will materially and adversely affect its use of that Real Property for the purpose for which and in the manner in which it currently is used or the value or marketability of that AB&T Real Property;

(iii) the existence of any structural defects or conditions of disrepair in the improvements on any parcel of the AB&T Real Property (including any equipment, fixtures or other components related thereto); or

(iv) the existence of facts or circumstances relating to any of the AB&T Real Property and indicating that (A) there likely has been a discharge, disposal, release, threatened release, or emission by any person of any Hazardous Substance on, from, under, at, or relating to that AB&T Real Property, or (B) any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to that AB&T Real Property (including, without limitation, any removal or disposal of materials from the AB&T Real Property) which constitutes or would constitute a violation of any Environmental Law or any contract or other agreement between either AB&T or Alliance and any other person or entity, as to which, in either such case, 1st Financial reasonably believes, based on the advice of legal counsel or other consultants, that, before or after the Effective Time, either AB&T or Alliance, or 1st Financial, respectively, could incur costs or become responsible or liable for assessment, removal, remediation, monetary damages (including without limitation any liability to other persons for property damage or personal injury), or civil, criminal or administrative penalties or other corrective action.

(c) In the event that:

(i) 1st Financial reasonably believes that (A) the total of the costs and expenses that either AB&T or Alliance or 1st Financial could incur in fully correcting all Material Defects identified by 1st Financial that are described in Paragraphs 6.08(b)(i), (iii) and/or (iv) above, plus (B) all other amounts for which either AB&T or Alliance or 1st Financial could become responsible or liable related to all those Material Defects as described in Paragraph 6.08(b), in either case whether before or after the Effective Time, exceeds an aggregate of $500,000, or

(ii) 1st Financial identifies one or more Material Defects described in Paragraph 6.08(b)(ii) above,

then 1st Financial shall have the right and option, exercisable upon written notice to AB&T, to terminate this Agreement. In the event that, following its investigation of any such Material Defects, 1st Financial concludes that it will terminate this Agreement as provided in the preceding sentence, it will give prompt notice of termination to AB&T; provided, however, that 1st Financial shall not be obligated to give any such notice while it continues in good faith to investigate, or to determine the nature and cost of potential corrective actions, if any, to remedy, any such Material Defect.

(d) It is contemplated that 1st Financial will conduct the Property Examination and the Environmental Survey following the date of this Agreement and prior to the Effective Time. It is the intent of this Agreement, and AB&T understands and agrees that, upon completion of the Property Examination and Environmental Survey, if any of the facts, conditions, circumstances or other matters revealed by the Property Examination or Environmental Survey reveal a Material Defect, then 1st Financial may exercise its rights under this Paragraph 6.08 without regard to any actual knowledge on or prior to the date of this Agreement on the part of 1st Financial or its officers or advisers of that Material Defect or the facts, conditions, circumstances or other matters pertaining thereto and without regard to any Previous Disclosure to 1st Financial, or any other communication to 1st Financial or any of its officers or advisers, prior to the date of this Agreement, or otherwise.

6.09. Tax Opinion. 1st Financial and AB&T agree to use their best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and to obtain a written opinion from a qualified accounting or law firm (the “Tax Opinion”), addressed jointly to the Boards of Directors of 1st Financial and AB&T, to the foregoing effect. Each further agrees that it will not intentionally take any action that would cause the Merger to fail to so qualify.

6.10 Treatment of 401(k) Plan. At 1st Financial’s option, AB&T or Alliance’s Section 401(k) plan(s) will be terminated, effective immediately prior to the Effective Time. Each participant in such plan at the time it is terminated may elect, upon completion of the termination and the final liquidation of the plan, (a) to receive a distribution of the assets credited to his or her plan account at that time, (b) to have those assets credited as a direct “roll-over” to the participant’s individual retirement plan account, or, (c) if the participant will become a participant in Mountain 1st’s Section 401(k) plan, to have those assets credited as a “roll-over” to the participant’s plan account under Mountain 1st’s plan.

AB&T and Alliance each will take or cause to be taken such actions as Mountain 1st shall reasonably consider to be necessary or desirable in connection with or to effect or facilitate such plan termination. As successor to AB&T and Alliance, Mountain will, as of the Effective Time, it will assume any and all administrative and fiduciary duties of AB&T and Alliance with respect to completion of the termination and liquidation of their 401(k) plan(s), including, without limitation, duties relating to filings with the Internal Revenue Service relating to the plan.

ARTICLE VII

CONDITIONS PRECEDENT TO THE CLOSING

7.01. Conditions to All Parties’ Obligations. Notwithstanding any other provision of this Agreement to the contrary, the obligations of each of the parties to this Agreement to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Approval by Regulatory Authorities; No Disadvantageous Conditions. (i) The Merger and the other transactions described herein shall have been approved, to the extent required by law, by the FRB and by all other Regulatory Authorities having jurisdiction over such transaction, (ii) no Regulatory Authority shall have withdrawn its approval of such transactions or imposed any condition on such transactions or conditioned its approval thereof, which condition is reasonably deemed by 1st Financial or AB&T to be materially disadvantageous or burdensome or to impact so adversely the economic or business benefits of this Agreement as to render it inadvisable for such party to consummate the transactions contemplated herein; (iii) all waiting periods required following necessary approvals by Regulatory Authorities shall have expired, and, in the case of any waiting period imposed by law or regulation following approval by the FRB, or other governmental agency or Regulatory Authority, no unwithdrawn objection to the transactions contemplated herein shall have been raised by the U.S. Department of Justice; (iv) all other consents, approvals, and permissions, and the satisfaction of all of the requirements prescribed by law or regulation, necessary to the carrying out of the transactions contemplated herein shall have been procured; and (v) no legislative or regulatory development shall have occurred that is reasonably deemed by 1st Financial or AB&T to impact so adversely the economic or business benefits of this Agreement as to render it inadvisable for such party to consummate the transactions contemplated herein.

(b) Effectiveness of Registration Statement, Compliance with Securities and Other “Blue Sky” Requirements. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. 1st Financial shall have taken all such actions, if any, as required by applicable state securities laws (i) to cause the 1st Financial Stock to be issued upon consummation of the Merger, at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws; (ii) to cause all conditions to any exemptions from qualification or registration under such laws to have been satisfied; and (iii) to obtain any and all required approvals or consents with respect to the issuance of such stock, and any such required approvals or consents shall have been obtained and shall remain in effect.

(c) Adverse Proceedings, Injunction, Etc. There shall not be (i) any order, decree, or injunction of any court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the other transactions described herein or any of the parties hereto from consummating any such transaction; (ii) any pending or threatened investigation of the Merger or any of such other transactions contemplated herein by the U.S. Department of Justice, or any actual or threatened litigation under federal antitrust laws relating to the Merger or any other such transactions; or (iii) any suit, action, or proceeding by any person (including any governmental, administrative, or regulatory agency), pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit AB&T, 1st Financial, Alliance or Mountain 1st from consummating the transactions contemplated herein or carrying out any of the terms or provisions of this Agreement; or (iv) any other suit, claim, action, or proceeding pending or threatened against AB&T, 1st Financial, Alliance or Mountain 1st or any of their officers or directors which shall reasonably be considered by AB&T or 1st Financial to be materially burdensome in relation to the proposed transactions or materially adverse in relation to the financial condition of such corporation, and which has not been dismissed, terminated, or resolved to the satisfaction of all parties hereto within ninety (90) days of the institution or threat thereof.

(d) Approval by Shareholders. The shareholders of AB&T and 1st Financial shall have duly approved, ratified, and confirmed this Agreement and the transactions contemplated herein, all to the extent required by and in accordance with the provisions of this Agreement, applicable law, and applicable provisions of their respective Articles of Incorporation and Bylaws.

(e) Fairness Opinions.

(i) 1st Financial shall have received from The Carson Medlin Company a written opinion (the “1st Financial Fairness Opinion”) to the effect that payment of the Consideration is fair, from a financial point of view, to 1st Financial and its shareholders as of the date of approval of this Agreement by its Board of Directors; and The Carson Medlin Company shall have delivered a letter to 1st Financial, updated as of a date within five business days preceding the mailing date of the Joint Proxy Statement/Prospectus, to the effect that it remains its opinion that payment of the Consideration is fair, from a financial point of view, to 1st Financial and its shareholders.

(ii) AB&T shall have received from FIG Partners, LLC a written opinion (the “AB&T Fairness Opinion”) to the effect that the Consideration received by AB&T’s shareholders is fair, from a financial point of view, to AB&T and its shareholders as of the date of approval of this Agreement by its Board of Directors; and FIG Partners, LLC shall have delivered a letter to AB&T, updated as of a date within five business days preceding the mailing date of the Joint Proxy Statement/Prospectus, to the effect that it remains its opinion that the Consideration received by AB&T’s shareholders is fair, from a financial point of view, to AB&T and its shareholders.

(f) Tax Opinion. 1st Financial and AB&T shall have received the Tax Opinion in form satisfactory to each of them.

(g) Articles of Merger; Other Actions. Articles of Merger described in Paragraph 1.04 of this Agreement pertaining to the Merger shall have been duly executed by 1st Financial and AB&T and filed with the North Carolina Secretary of State as provided in Paragraph 1.04.

7.02. Additional Conditions to AB&T’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, AB&T’s obligations to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Change. There shall not have been any Material Adverse Change in or affecting 1st Financial or Mountain 1st, and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in any such Material Adverse Change.

(b) Compliance with Laws. 1st Financial shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation is reasonably likely to have a Material Adverse Effect on 1st Financial.

(c) 1st Financial’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by AB&T as provided in Paragraph 10.02 below, each of the representations and warranties of 1st Financial contained in this Agreement shall have been true and correct as of the date hereof and shall remain true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which are not, in the aggregate, material and adverse to the financial condition and results of operations of 1st Financial; and (ii) as otherwise contemplated by this Agreement; and 1st Financial shall have performed in all material respects all of its respective obligations, covenants, and agreements hereunder to be performed by it on or before the Closing Date.

AB&T shall have received a certificate dated as of the Closing Date and executed by 1st Financial’s President and Chief Financial Officer to the foregoing effect and as to any other matter as AB&T may reasonably request.

(d) Legal Opinion of 1st Financial’s Counsel. AB&T shall have received from 1st Financial’s counsel, Ward and Smith, P.A., New Bern, North Carolina, a written opinion, dated as of the Closing Date and in form and substance reasonably satisfactory to AB&T.

(e) Other Documents and Information from 1st Financial. 1st Financial and Mountain 1st shall have provided to AB&T correct and complete copies of their respective Bylaws, Articles of Incorporation, and board of directors and shareholder resolutions approving this Agreement and the transactions contemplated herein (all certified by their respective secretaries), together with a certificate of the incumbency of its officers and such other closing documents and information as may be reasonably requested by AB&T or its counsel.

(f) Acceptance by AB&T’s Counsel. The form and substance of all legal matters described herein or related to the transactions contemplated herein shall be reasonably acceptable to AB&T’s legal counsel, Gaeta & Eveson, P.A., Raleigh, North Carolina.

(g) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by 1st Financial.

7.03. Additional Conditions to 1st Financial’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, 1st Financial’s obligation to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Change. There shall not have been any Material Adverse Change in or affecting AB&T or Alliance, and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in any such Material Adverse Change.

(b) Compliance with Laws. AB&T shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation is reasonably likely to have a Material Adverse Effect on AB&T.

(c) AB&T’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by 1st Financial as provided in Paragraph 10.02 below, each of the representations and warranties of AB&T and Alliance contained in this Agreement shall have been true and correct in all material respects as of the date hereof and shall remain true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which do not, in the aggregate, result in a Material Adverse Effect on AB&T; and (ii) as otherwise contemplated by this Agreement; and AB&T shall have performed in all material respects all its obligations, covenants, and agreements hereunder to be performed by it on or before the Closing Date.

1st Financial shall have received a certificate dated as of the Closing Date and executed by AB&T’s President and Chief Financial Officer to the foregoing effect and as to such other matters as may be reasonably requested by 1st Financial.

(d) Legal Opinion of AB&T’s Counsel. 1st Financial shall have received from AB&T’s counsel, Gaeta & Eveson, P.A., Raleigh, North Carolina, a written opinion, dated as of the Closing Date and in the form and substance reasonably satisfactory to 1st Financial.

(e) Other Documents and Information from AB&T. AB&T and Alliance shall have provided to 1st Financial correct and complete copies of their respective Articles of Incorporation, Bylaws, and board of directors and shareholder resolutions approving this Agreement and the transactions contemplated herein (all certified by their respective secretaries), together with certificates of the incumbency of AB&T’s officers and such other closing documents and information as may be reasonably requested by 1st Financial or its counsel.

(f) Acceptance by 1st Financial’s Counsel. The form and substance of all legal matters described herein or related to the transactions contemplated herein shall be reasonably acceptable to 1st Financial’s legal counsel, Ward and Smith, P.A., New Bern, North Carolina.

(g) Consents to Assignment; Estoppel Certificates. AB&T shall have obtained and delivered to 1st Financial the consents to assignments of leases and contracts and landlords’ estoppel certificates requested by 1st Financial as described in Paragraph 4.01(g) above.

(h) Director Resignations. AB&T shall have obtained and delivered to 1st Financial the resignations of all of its directors in form and substance reasonably satisfactory to 1st Financial.

(i) Officer Agreement. Dan Ayscue shall have entered into the agreement set forth in Paragraph 5.01(f) hereof.

(j) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by AB&T.

ARTICLE VIII

TERMINATION; BREACH

8.01. Mutual Termination. At any time prior to the Effective Time (and whether before or after approval hereof by the shareholders of 1st Financial or AB&T), this Agreement may be terminated by the mutual agreement of 1st Financial and AB&T. Upon any such mutual termination, all obligations of 1st Financial and AB&T hereunder shall terminate and each party shall pay its own costs and expenses as provided in Paragraph 6.04 hereof.

8.02. Unilateral Termination. This Agreement may be terminated by either 1st Financial or AB&T (whether before or after approval hereof by AB&T’s or 1st Financial’s shareholders) upon written notice to the other party in the manner provided herein and under the circumstances described below.

(a) Termination by AB&T. This Agreement may be terminated by AB&T by action of its Board of Directors:

(i) if any of the conditions to the obligations of AB&T set forth in Paragraphs 7.01(e),(f) and (g) and 7.02 shall not have been satisfied in all material respects or effectively waived in writing by AB&T within 30 days of the satisfaction of the conditions set forth Paragraphs 7.01(a),(b), (c) and (d) (except to the extent that the failure of such condition to be satisfied has been caused by the failure of AB&T to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if 1st Financial shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Articles V or VI herein in any material respect;

(iii) if AB&T determines at any time that any of 1st Financial’s representations or warranties contained in Article III hereof or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, in each case such that the conditions set forth in Paragraph 7.02(b) would not be satisfied;

(iv) if, notwithstanding AB&T’s satisfaction of its obligations under Paragraphs 6.01 and 6.03, AB&T’s shareholders do not ratify and approve this Agreement and the Merger at the AB&T Shareholders’ Meeting, or if the 1st Financial Shareholders’ Meeting is not held by June 30, 2009, or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial;

(v) if the Merger shall not have become effective on or before September 30, 2009 or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial (except to the extent that the failure of such condition to be satisfied has been caused by the failure of AB&T to satisfy any of its obligations, covenants or agreements contained herein); or

(vi) at any time prior to the date of mailing of the Joint Proxy Statement/Prospectus by AB&T in order for AB&T to enter into an Acquisition Proposal that has been received by AB&T and the AB&T board of directors in compliance with Paragraph 4.03, concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by AB&T pursuant to this Paragraph 8.02(a)(vi only after the tenth Business Day following AB&T ’s provision of written notice to 1st Financial advising 1st Financial that the AB&T board of directors is prepared to accept a Superior Proposal and only if (x) during such seven-Business Day period, AB&T has caused its financial and legal advisors to negotiate with 1st Financial in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and (y) AB&T ’s board of directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by 1st Financial.

However, before AB&T may terminate this Agreement for any of the reasons specified above in (i) or (ii) of this Paragraph 8.02(a), it shall give written notice to 1st Financial in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and such termination by AB&T shall not become effective if, within thirty (30) days following the giving of such notice, 1st Financial shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of AB&T. In the event 1st Financial cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of AB&T within such notice period, termination of this Agreement by AB&T thereafter shall be effective upon its giving of written notice thereof to 1st Financial in the manner provided herein.

(b) Termination by 1st Financial. Prior to the Effective Time, this Agreement may be terminated by 1st Financial:

(i) if any of the conditions to the obligations of 1st Financial set forth in Paragraphs 7.01(e) and (f) and 7.03 shall not have been satisfied in all material respects or effectively waived in writing by 1st Financial within 30 days of the satisfaction of the conditions set forth Paragraphs 7.01(a),(b), (c) and (d) (except to the extent that the failure of such condition to be satisfied has been caused by the failure of 1st Financial to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if AB&T shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Articles IV or VI herein in any material respect;

(iii) if 1st Financial determines that any of AB&T’s respective representations and warranties contained in Article II hereof or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, in each case such that the conditions set forth in Paragraph 7.03(b) would not be satisfied;

(iv) if, notwithstanding 1st Financial’s satisfaction of its obligations contained in Paragraphs 6.01 and 6.03, its shareholders do not ratify and approve this Agreement and approve the Merger at the 1st Financial Shareholders’ Meeting, or the AB&T Shareholders’ Meeting is not held by June 30, 2009, or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial;

(v) if the Merger shall not have become effective on or before September 30, 2009, or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial (except to the extent that the failure of such condition to be satisfied has been caused by the failure of 1st Financial to satisfy any of its obligations, covenants or agreements contained herein); or

(vi) if (A) AB&T shall have breached Paragraph 4.03 in any respect materially adverse to 1st Financial, (B) AB&T shall have breached its obligation set forth in Paragraph 6.01(c) to make its Approval Recommendation or shall have effected a Change in Recommendation, (C) the AB&T board of directors shall have recommended approval of an Acquisition Proposal, or (D) AB&T shall have breached its obligation set forth in Paragraph 4.01(b) to hold the meeting of shareholders to approve and adopt the Plan of Merger.

However, before 1st Financial may terminate this Agreement for any of the reasons specified above in clause (i) or (ii) of this Paragraph 8.02(b), it shall give written notice to AB&T in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and, such termination by 1st Financial shall not become effective if, within 30 days following the giving of such notice, AB&T shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of 1st Financial. In the event AB&T cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of 1st Financial within such notice period, termination of this Agreement by 1st Financial thereafter shall be effective upon its giving of written notice thereof to AB&T in the manner provided herein;

(vii) as provided in Paragraph 6.08; or

(viii) if the holders of AB&T Stock or of 1st Financial Stock exercise any applicable rights of dissent and appraisal under Article 13 of the North Carolina Business Corporation Act, with respect to an aggregate number of shares of AB&T Stock or 1st Financial Stock such as would result in a reduction of three percent or more in the aggregate number of shares of 1st Financial Stock that otherwise would have been outstanding following the Effective Time, or if the holders of AB&T Preferred Stock or 1st Financial Preferred Stock exercise any such right of dissent.

8.03. Breach; Remedies.

(a) Except as otherwise provided below, in the event of a breach by 1st Financial of any of its representations or warranties contained in Article III of this Agreement or in any other certificate or writing delivered pursuant to this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then AB&T’s sole rights and remedies shall be (i) to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(a) or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof; and (ii) in the event of any such termination of this Agreement by AB&T due to a failure by 1st Financial to perform any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, to obtain reimbursement from 1st Financial for up to (but not more than) $250,000 in expenses described in Paragraph 6.04 which actually have been incurred and are reasonably documented by AB&T.

(b) Likewise, and except as otherwise provided below, in the event of a breach by AB&T of any of its representations or warranties contained in Article II of this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then 1st Financial’s sole rights and remedies shall be (i) to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(b) or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof; and (ii) in the event of any such termination of this Agreement by 1st Financial due to a failure by AB&T to perform any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, to obtain reimbursement from AB&T for up to (but not more than) $250,000 in expenses described in Paragraph 6.04 which actually have been incurred and are reasonably documented by 1st Financial.

(c) Notwithstanding any provision of this Agreement to the contrary, if any party to this Agreement breaches this Agreement by willfully or intentionally failing to perform or violating any of its obligations, agreements or covenants contained in Articles IV, V or VI of this Agreement, such party shall be obligated to pay all expenses of the other parties described in Paragraph 6.04, together with other damages recoverable at law or in equity.

ARTICLE IX

INDEMNIFICATION

9.01. Indemnification Following Termination of Agreement.

(a) By 1st Financial. 1st Financial agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend AB&T and its officers, directors, attorneys and financial advisors from and against any and all claims, disputes, demands, causes of action, suits or proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by AB&T:

(i) in connection with or which arise out of, result from, or are based upon (A) 1st Financial’s operations or business transactions or its relationship with any of its employees; (B) 1st Financial’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement; or (C) actions, suits, proceedings, injunctions or any other type of legal action brought by shareholders of 1st Financial in connection with the Merger;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by 1st Financial of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of 1st Financial to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or

(iii) in connection with or which arise out of, result from, or are based upon any information provided by 1st Financial which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus, at the time of its mailing to 1st Financial’s shareholders and AB&T’s shareholders, to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

(b) By AB&T. AB&T agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend 1st Financial and its officers, directors, attorneys and financial advisors from and against any and all claims, disputes, demands, causes of action, suits, proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by 1st Financial:

(i) in connection with or which arise out of, result from, or are based upon (A) AB&T’s operations or business transactions or its relationship with any of its employees; (B) AB&T’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement; or (C) actions, suits, proceedings, injunctions or any other type of legal action brought by shareholders of AB&T in connection with the Merger;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by AB&T of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of AB&T to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or

(iii) in connection with or which arise out of, result from, or are based upon any information provided by AB&T which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus, at the time of its mailing to 1st Financial’s shareholders and AB&T’s shareholders, to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

9.02. Procedure for Claiming Indemnification. If any matter subject to indemnification under this Article IX arises in the form of a claim (herein referred to as a “Third Party Claim”) against AB&T or 1st Financial, or their respective successors and assigns, or any of their respective subsidiary corporations, officers, directors, attorneys or financial advisors (collectively, the “Indemnitees”), the Indemnitee promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to the party obligated for indemnification hereunder (the “Indemnitor”). Within 15 days of such notice, the Indemnitor either (i) shall pay the Third Party Claim either in full or upon agreed compromise; or (ii) shall notify the applicable Indemnitee that the Indemnitor disputes the Third Party Claim and intends to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by the Indemnitor and the cost of such defense shall be borne by it, except that the Indemnitee shall have the right to participate in such defense at its own expense and provided that the Indemnitor shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind that compromises the Indemnitee hereunder. In the case of an Indemnitee that is an officer, director, financial advisor or attorney of a party to this Agreement, then that party agrees that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to the Indemnitor without charge therefor except for out-of-pocket expenses. If the Indemnitor fails to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, the Indemnitee shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. The Indemnitee also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by the Indemnitor.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.01. Survival of Representations, Warranties, Indemnification and Other Agreements.

(a) Representations, Warranties and Other Agreements. None of the representations, warranties or agreements contained in this Agreement shall survive the effectiveness of the Merger, and no party shall have any right after the Effective Time to recover damages or any other relief from any other party to this Agreement by reason of any breach of representation or warranty, any nonfulfillment or nonperformance of any agreement contained herein, or otherwise.

(b) Indemnification. The parties’ indemnification agreements and obligations pursuant to Paragraph 9.01 shall become effective only in the event this Agreement is terminated and shall survive any such termination, and neither of the parties shall have any obligations under Paragraph 9.01 in the event of or following consummation of the Merger.

10.02. Waiver. Any term or condition of this Agreement may be waived (except as to matters of regulatory approvals and other approvals required by law), either in whole or in part, at any time by the party which is, and whose shareholders are, entitled to the benefits thereof; provided, however, that any such waiver shall be effective only upon a determination by the waiving party (through action of its Board of Directors or, in the case of 1st Financial, its CEO) that such waiver would not adversely affect the interests of the waiving party or its shareholders; and, provided further, that no waiver of any term or condition of this Agreement by any party shall be effective unless such waiver is in writing and signed by the waiving party, nor shall any such waiver be construed to be a waiver of any succeeding breach of the same term or condition or a waiver of any other or different term or condition. No failure or delay of any party to exercise any power, or to insist upon a strict compliance by any other party of any obligation, and no custom or practice at variance with any terms hereof, shall constitute a waiver of the right of any party to demand full and complete compliance with such terms.

10.03. Amendment. This Agreement may be amended, modified or supplemented at any time or from time to time prior to the Effective Time (either before or after its approval by the shareholders of 1st Financial or the shareholders of AB&T) by an agreement in writing approved by both the Board of Directors of AB&T and either the Board of Directors or the CEO of 1st Financial and executed in the same manner as this Agreement; provided however, that, unless such amendment is approved by 1st Financial’s shareholders and AB&T’s shareholders, after approval of this Agreement by 1st Financial’s shareholders and AB&T’s shareholders, no change may be made in the amount of Consideration into which each share of AB&T Stock will be converted.

10.04. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or by U.S. mail, first class postage prepaid, and addressed as follows:

If to 1st Financial:	With copy to:

Gregory L. Gibson	E. Knox Proctor V
1st Financial Services Corporation	Ward and Smith, P.A.
101 Jack Street	1001 College Court
Hendersonville, North Carolina 28792-2952	New Bern, North Carolina 28563-0867
Fax: 828-693-5008	Fax: 252-672-5477

If to AB&T:	With copy to:

Daniel C. Ayscue	Anthony Gaeta, Jr.
AB&T Financial Corporation	Gaeta & Eveson, P.A.
292 West Main Avenue	8305 Falls of the Neuse Road, Suite 203
Gastonia, North Carolina 28052-4102	Raleigh, North Carolina 27615
Fax: 704-874-0093	Fax: 919-518-2146

or to such other or different addresses as may be furnished by one party to the other by like notice.

10.05. Further Assurance. 1st Financial and AB&T agree to furnish to each other party such further assurances with respect to the matters contemplated in this Agreement and their respective agreements, covenants, representations and warranties contained herein, including the opinion of legal counsel, as such other party may reasonably request.

10.06. Headings and Captions. Headings and captions of the Paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part hereof.

10.07. Gender and Number. As used herein, the masculine gender shall include the feminine and neuter, the singular number, the plural, and vice versa, whenever such meanings are appropriate.

10.08. Entire Agreement. This Agreement (including all schedules and exhibits attached hereto and all documents incorporated herein by reference) contains the entire agreement of the parties with respect to the transactions described herein and supersedes any and all other oral or written agreement(s) heretofore made, and there are no representations or inducements by or to, or any agreements between, any of the parties hereto other than those contained herein in writing.

10.09. Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision or part hereof, and in the event of such invalidity or unenforceability a valid and enforceable term that most nearly approximates the intent of the invalid or unenforceable term shall, if practicable and reasonable, be substituted.

10.10. Assignment. This Agreement may not be assigned by any party hereto except with the prior written consent of each of the other party hereto.

10.11. Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which shall be considered an original and which together shall constitute one agreement.

10.12. Governing Law. This Agreement is made in and shall be construed and enforced in accordance with the laws of the State of North Carolina.

10.13. Previously Disclosed Information. As used in this Agreement, “Previously Disclosed” shall mean the disclosure of information by 1st Financial to AB&T, or by AB&T to 1st Financial, in a letter delivered by the disclosing party or parties to the other parties prior to the date hereof, specifically referring to this Agreement, and arranged in paragraphs corresponding to the Paragraphs, Subparagraphs and items of this Agreement applicable thereto. Information shall be deemed Previously Disclosed for the purpose of a given Paragraph, Subparagraph or item of this Agreement only to the extent that a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.

10.14 Best Knowledge. The term “Best Knowledge” as used in this Agreement with reference to certain facts or information shall be deemed to refer to facts or information of which directors or executive officers of 1st Financial or Mountain 1st, or directors or executive officers of AB&T or Alliance as the case may be, are consciously aware or of which they should have become consciously aware in the ordinary course of business and the performance of their duties as directors or executive officers.

10.15 Material Adverse Effect and Material Adverse Change. As used in this Agreement, the term “Material Adverse Effect” shall mean a material and adverse effect on financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations, or a material and adverse effect on ability to consummate the transactions described herein or carry on business as presently conducted, or the acceleration of any material obligation or indebtedness, and the term “Material Adverse Change” shall mean a material adverse change in or affecting financial condition results of operations, prospects, business, assets, loan portfolio, investments, properties or operations, or the acceleration of any material obligation or indebtedness; provided, however, that these terms shall not include any change or effect resulting directly or indirectly from: (a) the transactions contemplated by this Agreement or their announcement, (b) general economic, industry or financial conditions or events that affect the banking industry as a whole, including changes in GAAP or accounting changes imposed by regulators, (c) the impact of laws, rules, regulations, and court decisions (other than court decisions related to litigation in which a party is involved), or (d) acts of war or terrorism.

10.16. Inspection.

(a) Any right of AB&T under this Agreement to investigate or inspect the assets, books, records, files and other information of 1st Financial in no way shall establish any presumption that AB&T should have conducted any investigation or that such right has been exercised by AB&T, its agents, representatives or others. Any investigations or inspections actually made by AB&T or its agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of 1st Financial in this Agreement.

(b) Any right of 1st Financial under this Agreement to investigate or inspect the assets, books, records, files and other information of AB&T in no way shall establish any presumption that 1st Financial should have conducted any investigation or that such right has been exercised by 1st Financial, its respective agents, representatives or others. Any investigations or inspections actually made by 1st Financial or its respective agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of AB&T in this Agreement.

[The remainder of this page intentionally left blank; Signatures on following page.]

IN WITNESS WHEREOF, AB&T and Alliance and 1st Financial and Mountain 1st have each caused this Agreement to be executed in its name by its duly authorized officers as of the date first above written.

1st FINANCIAL SERVICES CORPORATION

BY:	/s/ Gregory Gibson
Gregory L. Gibson
Chief Executive Officer

ATTEST:

/s/ Roger Mobley
Roger Mobley, Assistant Secretary

[CORPORATE SEAL]

AB&T FINANCIAL CORPORATION

BY:	/s/ Daniel Ayscue
Daniel C. Ayscue
President and Chief Executive Officer

ATTEST:

/s/ Betsy Martin
Betsy Martin
Assistant Secretary

[CORPORATE SEAL]

Exhibit 5.01(f)

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of this             day of             , 2009, by and among 1st Financial Services Corporation, a North Carolina corporation (the “Corporation”), Mountain 1st Bank & Trust Company, a North Carolina-chartered bank and wholly owned subsidiary of the Corporation (the “Bank”), and Daniel C. Ayscue (the “Executive”). The Corporation and the Bank are referred to in this Agreement individually and together as the “Employer.”

WHEREAS, the Executive possesses unique skills, knowledge, and experience relating to the Employer’s business, and the Executive is expected to make major contributions to the profitability, growth, and financial strength of the Employer and affiliates,

WHEREAS, this Agreement supersedes and replaces the 2006 Employment Agreement between the Executive and Alliance Bank & Trust Company (“Alliance”), as modified by the January 2009 “Executive Compensation Modification Agreement” among the Executive, AB&T Financial Corporation, and Alliance, and from and after the date of this Agreement, the 2006 Employment Agreement shall be of no further force or effect. The Executive waives any right to severance or change-in-control benefits under the 2006 Employment Agreement, and

WHEREAS, none of the conditions or events included in the definition of the term “golden parachute payment” that is set forth in Section 18(k)(4)(A)(ii) of the Federal Deposit Insurance Act [12 U.S.C. 1828(k)(4)(A)(ii)] and in Federal Deposit Insurance Corporation Regulation 359.1(f)(1)(ii) [12 CFR 359.1(f)(1)(ii)] exists or, to the best knowledge of the Employer, is contemplated insofar as the Employer or any affiliates are concerned.

NOW THEREFORE, in consideration of these premises, the mutual covenants contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

ARTICLE 1

EMPLOYMENT

1.1 Employment. The Employer hereby employs the Executive to serve as Executive Vice President of the Bank according to the terms and conditions of this Agreement and for the period stated in section 1.4. At the Employer’s option, the Executive’s duties may include continued service as President or as some other officer of Alliance. The Executive hereby accepts employment according to the terms and conditions of this Agreement and for the period stated in section 1.4.

1.2 [Intentionally Left Blank]

1.3 Duties. As Executive Vice President of the Bank and as an officer of Alliance, the Executive shall serve under the direction of the Employer’s Chief Executive Officer or President in accordance with the Employer’s Articles of Incorporation and Bylaws, as each may be amended or restated from time to time. The Executive shall report directly to the Chief Executive Officer or the President. The Executive shall serve the Employer faithfully, diligently, competently, and to the best of the Executive’s ability. The Executive shall exclusively devote full time, energy, and attention to the business of the Employer and to the promotion of the Employer’s interests throughout the term of this Agreement. Without written consent of the Employer’s board of directors, during the term of this Agreement the Executive shall not render services to or for any person, firm, corporation, or other entity or organization in exchange for compensation, regardless of the form in which such compensation is paid and regardless of whether it is paid directly or indirectly to the Executive. Nothing in this section 1.3 shall prevent the Executive from managing personal investments and affairs, provided that doing so does not interfere with the proper performance of the Executive’s duties and responsibilities under this Agreement.

1.4 Term. The initial term of this Agreement shall be for a period of three years, commencing             , 2009. On the first anniversary of the effective date of this Agreement and on each anniversary thereafter, this Agreement shall be extended automatically for one additional year unless the Employer’s board of directors determines that the term shall not be extended. If the board of directors determines not to extend the term, it shall promptly notify the Executive in writing. If the board decides not to extend the term of this Agreement, this Agreement shall nevertheless remain in force until its term expires. The board’s decision not to extend the term of this Agreement shall not – by itself – give the Executive any rights under this Agreement to claim an adverse change in position, compensation, or circumstances or otherwise to claim entitlement to severance benefits under Articles 4 or 5 of this Agreement. References herein to the term of this Agreement mean the initial term, as the same may be extended. Unless sooner terminated, the Executive’s employment shall terminate when the Executive attains age 65.

ARTICLE 2

COMPENSATION

2.1 Base Salary. In consideration of the Executive’s performance of the obligations under this Agreement, the Employer shall pay or cause to be paid to the Executive a salary at the annual rate of not less than $135,000, payable in installments twice monthly. The Executive’s salary shall be reviewed annually by the Corporate Governance Committee of the Employer’s board of directors or by such other board committee as has jurisdiction over executive compensation. The Executive’s salary shall be increased no more frequently than annually to account for cost of living increases. The Executive’s salary also may be increased beyond the amount necessary to account for cost of living increases at the discretion of the committee having jurisdiction over executive compensation. However, the Executive’s salary shall not be reduced. The Executive’s salary, as the same may be increased from time to time, is referred to in this Agreement as the “Base Salary.”

2.2 Benefit Plans and Perquisites. The Executive shall be entitled throughout the term of this Agreement to participate in any and all officer or employee compensation, bonus, incentive, and benefit plans in effect from time to time, including without limitation plans providing pension, medical, dental, disability, and group life benefits, including the Employer’s 401(k) Plan, and to receive any and all other fringe benefits provided from time to time, provided that the Executive satisfies the eligibility requirements for any such plans or benefits. Without limiting the generality of the foregoing –

(a) Participation in stock plans. The Executive shall be eligible to participate in stock option plans and other stock-based compensation, incentive, bonus, or purchase plans existing on the date of this Agreement or adopted during the term of this Agreement.

(b) Reimbursement of business expenses. The Executive shall be entitled to reimbursement for all reasonable business expenses incurred performing the obligations under this Agreement, including but not limited to all reasonable business travel and entertainment expenses incurred while acting at the request of or in the service of the Employer and reasonable expenses for attendance at annual and other periodic meetings of trade associations.

(c) Long-term care and disability coverage. If the Executive chooses to obtain long-term care and disability insurance coverage, the Employer shall reimburse the Executive for the cost of obtaining and thereafter maintaining the long-term care and disability coverage, provided that disability coverage shall be reimbursed solely insofar as necessary to support disability insurance providing an annual benefit not exceeding 60% of the Executive’s current projected base and bonus salary for the year at the time of termination of employment because of disability, with a minimum 90-day elimination period.

2.3 Vacation. The Executive shall be entitled to be paid annual vacation and sick leave in accordance with the policies established from time to time by the Employer. The Executive shall not be entitled to any additional compensation for failure to use allotted vacation or sick leave, nor shall the Executive be entitled to accumulate unused sick leave from one year to the next unless authorized by the Employer’s board of directors to do so. Vacation days not used in a given year may not be carried over from one calendar year to the next.

2.4 Limitations Applicable under the Capital Purchase Program. Any bonus or incentive compensation paid or payable to the Executive shall be subject to recovery by the Employer and shall be repaid by the Executive to the Employer if, in the judgment of the board of directors or the board committee having jurisdiction over executive compensation, the compensation was based on materially inaccurate financial statements or on any other materially inaccurate performance criteria. The compensation shall be repaid by the Executive to the Employer within 30 days after written demand by the Employer or as soon thereafter as is practicable. The Executive’s obligations under this section 2.4 shall survive termination of this Agreement and shall be effective for as long as the Employer is a participant in and is subject to the U.S. Department of the Treasury’s Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance, with debt or equity held by the U.S. Department of the Treasury. The Executive’s obligations under this section 2.4 shall expire when the Employer is no longer a participant in and subject to the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance, provided that the Executive shall have repaid all amounts for which a repayment demand has been made by the Employer in accordance with the terms of this section 2.4. For purposes of this section 2.4, the compensation subject to recovery by the Employer includes but is not limited to cash compensation and stock option or other equity-based compensation, and any other bonus or incentive compensation within the meaning of the rules and guidance governing executive compensation of participants in the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP), which rules and guidance are currently set forth in interim final rules appearing at 31 C.F.R. Part 30, as the rules and guidance may be supplemented or amended from time to time after the date of this Agreement. The compensation subject to recovery by the Employer includes compensation paid or payable under this Agreement as well as compensation paid or payable under any other compensation arrangement between the Employer and the Executive, whether existing on the date of this Agreement or entered into hereafter.

ARTICLE 3

EMPLOYMENT TERMINATION

3.1 Termination Because of Death or Disability. (a) Death. The Executive’s employment shall terminate automatically at the Executive’s death. If the Executive dies in active service to the Employer, the Executive’s estate shall receive any sums due to the Executive as Base Salary and reimbursement of expenses through the end of the month in which death occurred, any bonus earned or accrued through the date of death, including any unvested amounts awarded for previous years, and for twelve months after the Executive’s death the Employer shall provide without cost to the Executive’s family continuing health care coverage under COBRA substantially identical to that provided for the Executive before death.

(b) Disability. By delivery of written notice 30 days in advance to the Executive, the Employer may terminate the Executive’s employment if the Executive is disabled. For purposes of this Agreement the Executive shall be considered “disabled” if an independent physician selected by the Employer and reasonably acceptable to the Executive or the Executive’s legal representative determines that, because of illness or accident, the Executive is unable to perform the Executive’s duties and will be unable to perform the Executive’s duties for a period of 90 consecutive days. The Executive shall not be considered disabled, however, if the Executive returns to work on a full-time basis within 30 days after the Employer gives notice of termination due to disability. If the Executive’s employment terminates because of disability, the Executive shall receive the salary earned through the date on which termination became effective, any unpaid bonus or incentive compensation due to the Executive for the calendar year preceding the calendar year in which the termination became effective, any payments the Executive is eligible to receive under any disability insurance program in which the Executive participates, and such other benefits to which the Executive may be entitled under the Employer’s benefit plans, policies, and agreements, or the provisions of this Agreement.

3.2 Involuntary Termination with Cause. The Employer may terminate the Executive’s employment with Cause. If the Executive’s employment terminates with Cause, the Executive shall receive the Base Salary through the date on which termination becomes effective and reimbursement of expenses to which the Executive is entitled when termination becomes effective. For purposes of this Agreement “Cause” means any of the following –

(a) an intentional act of fraud, embezzlement, or theft by the Executive in the course of employment. For purposes of this Agreement no act or failure to act on the Executive’s part shall be deemed to have been intentional if it was due primarily to an error in judgment or negligence. An act or failure to act on the Executive’s part shall be considered intentional if it is not in good faith and if it is without a reasonable belief that the action or failure to act is in the Employer’s best interests, or

(b) intentional material violation of any law or significant policy of the Employer, which in the Employer’s reasonable judgment has an adverse effect on the Employer, or

(c) the Executive’s gross negligence or gross neglect of duties in the performance of duties to the Employer, or

(d) intentional wrongful damage by the Executive to the Employer’s business or property, including without limitation the Employer’s reputation, which in the Employer’s sole judgment causes material harm to the Employer, or

(e) failure by the Executive to comply with fiduciary duties to the Employer and its stockholders or misconduct involving dishonesty, in either case whether in the Executive’s capacity as an officer or as a director, or

(f) failure of the Executive to comply with this Agreement, which in the sole judgment of the Employer is a material failure to comply and is not corrected by the Executive within ten days after receiving written notice from the Employer, or

(g) removal of the Executive from office or permanent prohibition of the Executive from participating in the Employer’s affairs by an order issued under section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, 12 U.S.C. 1818(e)(4) or (g)(1), or

(h) occurrence of any event that results in the Executive being excluded from coverage, or having coverage limited for the Executive as compared to other executives of the Employer, under the Employer’s blanket bond or other fidelity or insurance policy covering its directors, officers, or employees, or

(i) conviction of the Executive for or plea of no contest to a felony or conviction of or plea of no contest to a misdemeanor involving moral turpitude, or the actual incarceration of the Executive for 45 consecutive days or more.

3.3 Involuntary Termination Without Cause and Voluntary Termination with Good Reason. With written notice to the Executive 90 days in advance, the Employer may terminate the Executive’s employment without Cause. Termination shall take effect at the end of the 90-day period. With advance written notice to the Employer as provided in clause (y), the Executive may terminate employment with Good Reason. If the Executive’s employment terminates involuntarily without Cause or voluntarily but with Good Reason, the Executive shall be entitled to the benefits specified in Article 4 of this Agreement. For purposes of this Agreement a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if the conditions stated in both clauses (x) and (y) are satisfied –

(x) a voluntary termination by the Executive shall be considered a voluntary termination with Good Reason if any of the following occur without the Executive’s advance written consent, and the term Good Reason shall mean the occurrence of any of the following without the Executive’s advance written consent –

1) a material diminution of the Executive’s Base Salary,

2) a material diminution of the Executive’s authority, duties, or responsibilities,

3) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report,

4) a material diminution in the budget over which the Executive retains authority,

5) a material change in the geographic location at which the Executive must perform services for the Employer, or

6) any other action or inaction that constitutes a material breach by the Employer of this Agreement.

(y) the Executive must give notice to the Employer of the existence of one or more of the conditions described in clause (x) within 90 days after the initial existence of the condition, and the Employer shall have 30 days thereafter to remedy the condition. In addition, the Executive’s voluntary termination because of the existence of one or more of the conditions described in clause (x) must occur within 24 months after the initial existence of the condition.

3.4 Voluntary Termination by the Executive Without Good Reason. If the Executive terminates employment without Good Reason, the Executive shall receive the Base Salary and expense reimbursement to which the Executive is entitled through the date on which termination becomes effective.

ARTICLE 4

SEVERANCE COMPENSATION

4.1 Cash Severance after Termination Without Cause or Termination with Good Reason. (a) Subject to the possibility that cash severance after employment termination might be delayed under section 4.1(b), if the Executive’s employment terminates involuntarily but without Cause or if the Executive voluntarily terminates employment with Good Reason, the Executive shall for the unexpired term of this Agreement and in accordance with the Employer’s regular pay practices continue to receive the Base Salary in effect at employment termination. However, the Executive shall not be entitled to continued participation in the Employer’s or a subsidiary’s retirement plan(s) or any stock-based plans. The Employer and the Executive acknowledge and agree that the compensation and benefits under this section 4.1 shall not be payable if compensation and benefits are payable or shall have been paid to the Executive under Article 5 of this Agreement.

(b) If when employment termination occurs the Executive is a specified employee within the meaning of section 409A of the Internal Revenue Code of 1986, if the cash severance payment under section 4.1(a) would be considered deferred compensation under section 409A, and finally if an exemption from the six-month delay requirement of section 409A(a)(2)(B)(i) is not available, the Executive’s continued Base Salary under section 4.1(a) for the first six months after employment termination shall be paid to the Executive in a single lump sum without interest on the first day of the seventh month after the month in which the Executive’s employment terminates. References in this Agreement to Internal Revenue Code section 409A include rules, regulations, and guidance of general application issued by the Department of the Treasury under section 409A.

4.2 Post-Termination Insurance Coverage. (a) Subject to section 4.2(b), if the Executive’s employment terminates involuntarily but without Cause, voluntarily but with Good Reason, or because of disability, the Employer shall continue or cause to be continued at the Employer’s expense life and medical insurance benefits in effect during and in accordance with the same schedule prevailing in the two years preceding the date of the Executive’s termination, and the Employer shall continue to reimburse the Executive under section 2.2(c) for the cost to continue long-

term care and disability insurance coverage, if any, previously obtained by the Executive and for which the Executive shall have been receiving reimbursement under section 2.2(c). The benefits provided by this section 4.2 shall continue until the first to occur of (w) the Executive’s return to employment with the Employer or another employer, (x) the Executive’s attainment of age 65, (y) the Executive’s death, or (z) the end of the term remaining under this Agreement when the Executive’s employment terminates.

(b) If (x) under the terms of the applicable policy or policies for the insurance benefits specified in section 4.2(a) it is not possible to continue the Executive’s coverage, or (y) when employment termination occurs the Executive is a specified employee within the meaning of section 409A of the Internal Revenue Code of 1986, if any of the benefits specified in section 4.2(a) would be considered deferred compensation under section 409A, and finally if an exemption from the six-month delay requirement of section 409A(a)(2)(B)(i) is not available for that particular benefit, instead of continued insurance coverage under section 4.2(a) the Employer shall pay to the Executive in a single lump sum an amount in cash equal to the present value of the Employer’s projected cost to maintain that particular benefit had the Executive’s employment not terminated, assuming continued coverage for the lesser of 36 months or the number of months until the Executive attains age 65. The lump-sum payment shall be made 30 days after employment termination or, if section 4.1(b) applies and a six-month delay is required under Internal Revenue Code section 409A, on the first day of the seventh month after the month in which the Executive’s employment terminates.

4.3 [Intentionally Left Blank].

4.4 Limitations Applicable under the Capital Purchase Program. Despite any contrary provisions within this Agreement, the Employer’s board of directors and the board committee having jurisdiction over executive compensation shall unilaterally and without the Executive’s consent modify any of the provisions of Article 4 of this Agreement, including but not limited to reducing the amount of the cash severance benefit under section 4.1, reducing or eliminating any of the continued insurance benefits provided under section 4.2, or reducing or eliminating the additional severance benefits under Section 4.3 if, in the board’s or committee’s sole judgment, the modification is necessary to comply with the mandatory application of the U.S. Department of the Treasury’s rules and guidance governing executive compensation of participants in the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP), which rules and guidance are currently set forth in interim final rules appearing at 31 C.F.R. Part 30, as the rules and guidance may be supplemented or amended from time to time after the date of this Agreement. The board or committee’s power to modify the provisions of Article 4 shall be effective for termination of the Executive’s employment occurring while the Employer is a participant in and is subject to the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance, with debt or equity held by the U.S. Department of the Treasury. The board or committee’s action modifying any of the provisions of Article 4 may but need not be in the form of a written amendment or supplement of this Agreement or in the form of a duly adopted resolution. The board or committee’s power to modify the provisions of Article 4 shall expire when the Employer is no longer a participant in and subject to the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance. Loss of the Employer’s compensation deduction resulting from application of the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance is not a basis to reduce or eliminate any benefits provided by this Agreement.

ARTICLE 5

CHANGE IN CONTROL

5.1 Change in Control Benefits. (a) If a Change in Control occurs during the term of this Agreement, the Employer shall make or cause to be made a lump-sum payment to the Executive in an amount in cash equal to three times the Executive’s annual compensation. For this purpose annual compensation means (x) the Executive’s Base Salary when the Change in Control occurs plus (y) any cash bonus or cash incentive compensation earned for the calendar year ended immediately before the year in which the Change in Control occurs, regardless of when the cash bonus or cash incentive compensation earned for the preceding calendar year is paid and regardless of whether all or part of the bonus or incentive compensation is subject to elective deferral or vesting. Annual compensation shall be calculated without regard to any deferrals under qualified or nonqualified plans, but annual compensation shall not include interest or other earnings credited to the Executive under qualified or nonqualified plans or any compensation paid to the Executive in the Executive’s capacity as a director. The amount payable to the Executive hereunder shall not be reduced to account for the time value of money or discounted to present value. The payment required under this paragraph (a) is payable no later than five business days after the Change in Control occurs. If the Executive receives payment under section 5.1 the Executive shall not be entitled to any additional severance benefits under section 4.1 of this Agreement. The Executive shall be entitled to benefits under this section 5.1 on no more than one occasion.

(b) In addition to the benefits specified in sections 4.2 and 4.3, if the Executive’s employment terminates involuntarily without Cause or voluntarily with Good Reason within 24 months after a Change in Control, the Employer shall cause the Executive to become fully vested in awards under any stock option, stock incentive, or other non-qualified plans, programs, or arrangements in which the Executive participated if (x) the plan, program, or arrangement does not address the effect of a change in control or termination after a change in control and (y) award vesting occurs automatically with the passage of time or years of service. Provided the Executive is at the time a covered employee within the meaning of Internal Revenue Code section 162(m), accelerated vesting in or entitlement to awards shall not occur under this section 5.1(b) in the case of any award for which vesting or entitlement is based on achievement of performance conditions, whether the conditions have to do with individual performance or corporate performance measures, including but not limited to stock price or financial statement or other financial measures.

5.2 Change in Control Defined. For purposes of this Agreement “Change in Control” means a change in control as defined in Internal Revenue Code section 409A and rules, regulations, and guidance of general application thereunder issued by the Department of the Treasury, including –

(a) Change in ownership: a change in ownership of the Corporation occurs on the date any one person or group accumulates ownership of Corporation stock constituting more than 50% of the total fair market value or total voting power of Corporation stock,

(b) Change in effective control: (x) any one person or more than one person acting as a group acquires within a 12-month period ownership of Corporation stock possessing 30% or more of the total voting power of Corporation stock, or (y) a majority of the Corporation’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed in advance by a majority of the Corporation’s board of directors, or

(c) Change in ownership of a substantial portion of assets: a change in ownership of a substantial portion of the Corporation’s assets occurs if in a 12-month period any one person or more than one person acting as a group acquires from the Corporation assets having a total gross fair market value equal to or exceeding 40% of the total gross fair market value of all of the Corporation’s assets immediately before the acquisition or acquisitions. For this purpose, gross fair market value means the value of the Corporation’s assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with the assets.

5.3 Gross-Up for Taxes. (a) Additional payment to account for Excise Taxes. If a Change in Control occurs in 2009 or thereafter, if the Executive receives the lump-sum payment under section 5.1 of this Agreement and acceleration of benefits under any other benefit, compensation, or incentive plan or arrangement with the Employer (collectively, the “Total Benefits”), and if any part of the Total Benefits is subject to the Excise Tax under Internal Revenue Code sections 280G and 4999 (the “Excise Tax”), simultaneously with the payment under section 5.1(a) the Employer shall pay or cause to be paid to the Executive the following additional amounts, consisting of a percentage of the sum of (x) a payment equal to the Excise Tax payable by the Executive under section 4999 on the Total Benefits (the “Excise Tax Payment”) plus (y) a payment equal to the amount necessary to provide the Excise Tax Payment net of all income, payroll, and excise taxes. The applicable percentage of the sum of clauses (x) and (y) is referred to in this Employment Agreement as the “Gross-Up Payment Amount.” The applicable percentage Gross-Up Payment Amount to which the Executive is entitled is 33% for a Change in Control occurring in 2009, 66% for a Change in Control occurring in 2010, and 100% for a Change in Control occurring in 2011 or thereafter. Payment of the Gross-Up Payment Amount shall be made in addition to the amount set forth in section 5.1(a).

Calculating the Excise Tax. For purposes of determining whether any of the Total Benefits will be subject to the Excise Tax and for purposes of determining the amount of the Excise Tax,

1)	Determination of “parachute payments” subject to the Excise Tax: any other payments or benefits received or to be received by the Executive in connection with a Change in Control or the Executive’s employment termination (whether under the terms of this Agreement or any other agreement or any other benefit plan or arrangement with the Employer, any person whose actions result in a Change in Control, or any person affiliated with the Employer or such person) shall be treated as “parachute payments” within the meaning of Internal Revenue Code section 280G(b)(2), and all “excess parachute payments” within the meaning of section 280G(b)(1) shall be treated as subject to the Excise Tax, unless in the opinion of the certified public accounting firm that is retained by the Employer as of the date immediately before the Change in Control (the “Accounting Firm”) such other payments or benefits do not constitute (in whole or in part) parachute payments, or such excess parachute payments represent (in whole or in part) reasonable compensation for services actually rendered within the meaning of Internal Revenue Code section 280G(b)(4) in excess of the “base amount” (as defined in Internal Revenue Code section 280G(b)(3)), or are otherwise not subject to the Excise Tax,

2)	Calculation of benefits subject to the Excise Tax: the amount of the Total Benefits that shall be treated as subject to the Excise Tax shall be equal to the lesser of (x) the total amount of the Total Benefits reduced by the amount of such Total Benefits that in the opinion of the Accounting Firm are not parachute payments, or (y) the amount of excess parachute payments within the meaning of section 280G(b)(1) (after applying clause (1), above), and

3)	Value of noncash benefits and deferred payments: the value of any noncash benefits or any deferred payment or benefit shall be determined by the Accounting Firm in accordance with the principles of Internal Revenue Code sections 280G(d)(3) and (4).

Assumed Marginal Income Tax Rate. For purposes of determining the Gross-Up Payment Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar years in which the Gross-Up Payment Amount is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive’s residence on the date of termination of employment, net of the reduction in federal income taxes that can be obtained from deduction of state and local taxes (calculated by assuming that any reduction under Internal Revenue Code section 68 in the amount of itemized deductions allowable to the Executive applies first to reduce the amount of state and local income taxes that would otherwise be deductible by the Executive, and applicable federal FICA and Medicare withholding taxes).

Return of Reduced Excise Tax Payment or Payment of Additional Excise Tax. If the Excise Tax is later determined to be less than the amount taken into account hereunder when the Executive’s employment terminated, the Executive shall repay to the Employer – when the amount of the reduction in Excise Tax is finally determined – the portion of the Gross-Up Payment Amount attributable to the reduction (plus that portion of the Gross-Up Payment Amount attributable to the Excise Tax, federal, state and local income taxes and FICA and Medicare withholding taxes imposed on the Gross-Up Payment Amount being repaid by the Executive to the extent that the repayment results in a reduction in Excise Tax, FICA and Medicare withholding taxes and/or a federal, state or local income tax deduction).

If the Excise Tax is later determined to be more than the amount taken into account hereunder when the Executive’s employment terminated (due, for example, to a payment whose existence or amount cannot be determined at the time of the Gross-Up Payment Amount), the Employer shall make an additional payment to the Executive for the excess (plus any interest, penalties or additions payable by the Executive for the excess) when the amount of the excess is finally determined.

(b) Responsibilities of the Accounting Firm and the Employer. Determinations Shall Be Made by the Accounting Firm. Subject to the provisions of section 5.3(a), all determinations required to be made under this section 5.3(b) – including whether and when a Gross-Up Payment Amount is required, the amount of the Gross-Up Payment Amount and the assumptions to be used to arrive at the determination (collectively, the “Determination”) – shall be made by the Accounting Firm, which shall provide detailed supporting calculations both to the Employer and the Executive within 15 business days after receipt of notice from the Employer or the Executive that there has been a Gross-Up Payment Amount, or such earlier time as is requested by the Employer.

Fees and Expenses of the Accounting Firm and Agreement with the Accounting Firm. All fees and expenses of the Accounting Firm shall be borne solely by the Employer. The Employer shall enter into any agreement requested by the Accounting Firm in connection with the performance of its services hereunder.

Accounting Firm’s Opinion. If the Accounting Firm determines that no Excise Tax is payable by the Executive, the Accounting Firm shall furnish the Executive with a written opinion to that effect and to the effect that failure to report Excise Tax, if any, on the Executive’s applicable federal income tax return will not result in the imposition of a negligence or similar penalty.

Accounting Firm’s Determination Is Binding; Underpayment and Overpayment. The Determination by the Accounting Firm shall be binding on the Employer and the Executive. Because of the uncertainty when the Determination is made about whether any of the Total Benefits will be subject to the Excise Tax, it is possible that a Gross-Up Payment Amount that should have been made will not have been made by the Employer (“Underpayment”), or that a Gross-Up Payment Amount will be made that should not have been made by the Employer (“Overpayment”). If after a Determination by the Accounting Firm the Executive is required to make a payment of additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment. The Underpayment (together with interest at the rate provided in section 1274(d)(2)(B) of the Internal Revenue Code) shall be paid promptly by the Employer to or for the benefit of the Executive. If the Gross-Up Payment Amount exceeds the amount necessary to reimburse the Executive for the Excise Tax according to section 5.3(a), the Accounting Firm shall determine the amount of the Overpayment. The Overpayment (together with interest at the rate provided in section 1274(d)(2)(B) of the Internal Revenue Code) shall be paid promptly by the Executive to or for the benefit of the Employer. Provided that the Executive’s expenses are reimbursed by the Employer, the Executive shall cooperate with reasonable requests by the Employer in any contests or disputes with the Internal Revenue Service relating to the Excise Tax.

Accounting Firm Conflict of Interest. If the Accounting Firm is serving as accountant or auditor for the individual, entity, or group effecting the Change in Control, the Executive may appoint another qualified public accounting firm to make the Determinations required hereunder (in which case the term “Accounting Firm” as used in this Agreement shall be deemed to refer to the accounting firm appointed by the Executive).

5.4 Limitations Applicable under the Capital Purchase Program. Despite any contrary provisions within this Agreement, the Employer’s board of directors and the board committee having jurisdiction over executive compensation shall unilaterally and without the Executive’s consent modify any of the provisions of Article 5 of this Agreement, including but not limited to reducing the amount of the cash benefit under section 5.1 or reducing or eliminating the gross-up benefit under section 5.3, if in the board’s or committee’s sole judgement the modification is necessary to comply with the mandatory application of the U.S. Department of the Treasury’s rules and guidance governing executive compensation of participants in the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP), which rules and guidance are currently set forth in interim final rules appearing at 31 C.F.R. Part 30, as the rules and guidance may be supplemented or amended from time to time after the date of this Agreement. The board or committee’s power to modify the provisions of Article 5 shall be effective for a Change in Control occurring while the Employer is a participant in and is subject to the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance, with debt or equity held by the U.S. Department of the Treasury. The board or committee’s action modifying any of the provisions of Article 5 may but need not be in the form of a written amendment or supplement of this Agreement or in the form of a duly adopted resolution. The board or committee’s power to modify the provisions of Article 5 shall expire when the Employer is no longer a participant in and subject to the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance. Loss of the Employer’s compensation deduction resulting from application of the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance is not a basis to reduce or eliminate any benefits provided by this Agreement.

ARTICLE 6

CONFIDENTIALITY AND COVENANT NOT TO COMPETE

6.1 Confidentiality. (a) Nondisclosure. The Executive covenants not to reveal to any person, firm, or corporation any confidential information of any nature concerning the Employer or its business or anything connected therewith. As used in this Article 6 the term “confidential information” means all of the Employer’s and its affiliates’ confidential and proprietary information and trade secrets in existence on the date hereof or existing at any time during the term of this Agreement, including but not limited to –

1) the whole or any portion or phase of any business plans, financial information, purchasing data, supplier data, accounting data, or other financial information,

2) the whole or any portion or phase of any research and development information, design procedures, algorithms or processes, or other technical information,

3) the whole or any portion or phase of any marketing or sales information, sales records, customer lists, prices, sales projections, or other sales information, and

4) trade secrets, as defined from time to time by the laws of the State of North Carolina.

However, confidential information excludes information that – as of the date hereof or at any time after the date hereof – is published or disseminated without obligation of confidence or that becomes a part of the public domain (x) by or through action of the Employer, or (y) otherwise than by or at the direction of the Executive. This section 6.1 does not prohibit disclosure required by an order of a court having jurisdiction or a subpoena from an appropriate governmental agency or disclosure made by the Executive in the ordinary course of business and within the scope of the Executive’s authority.

For purposes of this Agreement the term “affiliate” of the Employer includes any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Employer.

(b) Return of materials. The Executive agrees to deliver or return to the Employer upon termination, upon expiration of this Agreement, or as soon thereafter as possible, all written information and any other similar items furnished by the Employer or prepared by the Executive in connection with the Executive’s services hereunder. The Executive shall retain no copies thereof after termination of this Agreement or termination of the Executive’s employment with the Employer.

(c) Creative work. The Executive agrees that all creative work and work product, including but not limited to all technology, business management tools, processes, software, patents, trademarks, and copyrights developed by the Executive during the term of this Agreement, regardless of when or where such work or work product was produced, constitutes work made for hire, all rights of which are owned by the Employer. The Executive hereby assigns to the Employer all rights, title, and interest, whether by way of copyrights, trade secret, trademark, patent, or otherwise, in all such work or work product, regardless of whether the same is subject to protection by patent, trademark, or copyright laws.

6.2 Competition. (a) Covenant not to compete. The Executive shall not –

1) own any interest in, manage, operate, control, be a director of or employed by, render consulting or advisory services to, or participate in or be connected with the management or control of any business that is engaged in the operation of a bank, savings bank, credit union, mortgage company, savings and loan association or similar financial institution conducting any of its operations within the counties in North Carolina in which the Employer or any affiliate conducts operations or in any county contiguous to any of the counties in which the Employer had a branch when the Executive’s employment terminated. Ownership by the Executive of a passive investment not exceeding 5.0% of the outstanding capital stock of any such business whose stock is publicly traded or quoted on the New York Stock Exchange, the American Stock Exchange, Nasdaq, the OTC Bulletin Board, or the “pink sheets” of the National Quotation Bureau shall not be considered to be a violation of the covenant against competition stated in this section 6.2, or

2) influence or attempt to influence any customer of the Employer to discontinue use of the Employer’s services or divert or attempt to divert the customer’s business to any other person, firm or corporation, or

3) interfere with, disrupt, or attempt to disrupt the relationship, contractual or otherwise, between the Employer and any of its customers, suppliers, principals, distributors, lessors, or licensors, or

4) solicit any officer or employee of the Employer whose base annual salary at the time of the Executive’s employment termination was $50,000 or more to work for any other person, firm, or corporation.

(b) Duration and forfeiture. The covenant against competition stated in this section 6.2 shall survive until the later of (x) the remaining term of this Agreement and (y) the date when the Executive is no longer receiving severance benefits under Article 4 of this Agreement. A violation by the Executive of the covenant against competition while receiving severance benefits shall result in forfeiture by the Executive of all remaining severance benefits under Articles 4 and 5 of this Agreement.

(c) Tolling period. If the Executive fails to comply with section 6.2 and the Employer seeks to enforce compliance by judicial proceedings, the time period during which the Executive is prohibited from competing with the Employer shall be extended by the time during which the Executive has actually competed with the Employer or has been in violation of section 6.2 and any period of litigation required to enforce the Executive’s obligations.

(d) Reformation. The Executive and the Employer intend that the provisions of this section 6.2 be enforced as written. However, if one or more of the provisions is held to be unenforceable because of its duration or scope, the Executive and the Employer agree that the court making that determination shall have the power to reform the duration or scope of the affected provision, and as reformed the provision shall then be enforceable and shall be binding on the parties.

(e) Exceptions. It is expressly agreed that the provisions and covenants in this section 6.2 shall not apply and shall be of no force or effect if the Employer fails to honor its obligations under this Agreement after termination of the Executive’s employment. The covenant against competition stated in section 6.2 also shall be void after a Change in Control.

6.3 Acknowledgments. The Executive hereby acknowledges that the enforcement of Article 6 of this Agreement is necessary to ensure the preservation, protection, and continuity of the business, trade secrets, and goodwill of the Employer, and that the restrictions set forth in Article 6 are reasonable in terms of time, scope, territory, and in all other respects. The Executive acknowledges that it is impossible to measure in money the damages that will accrue to the Employer if the Executive fails to observe the obligations imposed by Article 6. Accordingly, if the Employer institutes an action to enforce the provisions of Article 6, the Executive hereby waives the claim or defense that an adequate remedy at law is available to the Employer and the Executive agrees not to urge in any such action the claim or defense that an adequate remedy at law exists.

6.4 Survival of Obligations. The Executive’s obligations under Article 6 of this Agreement shall survive employment termination regardless of the manner in which termination occurs and shall be binding upon the Executive’s heirs, executors, and administrators. The existence of any claim or cause of action by the Executive against the Employer shall not constitute and shall not be asserted as a defense by the Executive to enforcement of Article 6.

ARTICLE 7

MISCELLANEOUS

7.1 Successors and Assigns. (a) This Agreement is binding on successors. This Agreement shall be binding upon the Employer and any successor to the Employer, including any persons acquiring directly or indirectly all or substantially all of the business or assets of the Employer by purchase, merger, consolidation, reorganization, or otherwise. But this Agreement and the Employer’s obligations under this Agreement are not otherwise assignable, transferable, or delegable by the Employer. By agreement in form and substance satisfactory to the Executive, the Employer shall require any successor to all or substantially all of the business or assets of the Employer expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Employer would be required to perform had no succession occurred.

(b) This Agreement is enforceable by the Executive’s heirs. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, and legatees.

(c) This Agreement is personal and is not assignable. This Agreement is personal in nature. Without written consent of the other parties, no party shall assign, transfer, or delegate this Agreement or any rights or obligations under this Agreement except as expressly provided herein. Without limiting the generality or effect of the foregoing, the Executive’s right to receive payments hereunder is not assignable or transferable, whether by pledge, creation of a security interest, or otherwise, except for a transfer by the Executive’s will or by the laws of descent and distribution. If the Executive attempts an assignment or transfer that is contrary to this section 7.1, the Employer shall have no liability to pay any amount to the assignee or transferee.

7.2 Governing Law, Jurisdiction and Forum. This Agreement shall be construed under and governed by the internal laws of the State of North Carolina, without giving effect to any conflict of laws provision or rule (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina. By entering into this Agreement, the Executive acknowledges that the Executive is subject to the jurisdiction of both the federal and state courts in the State of North Carolina. Any actions or proceedings instituted under this Agreement shall be brought and tried solely in courts located in Henderson County, North Carolina or in the federal court having jurisdiction in Hendersonville, North Carolina. The Executive expressly waives the right to have any such actions or proceedings brought or tried elsewhere.

7.3 Entire Agreement. This Agreement sets forth the entire agreement of the parties concerning the employment of the Executive. Any oral or written statements, representations, agreements, or understandings made or entered into prior to or contemporaneously with the execution of this Agreement are hereby rescinded, revoked, and rendered null and void.

7.4 Notices. Any notice under this Agreement shall be deemed to have been effectively made or given if in writing and personally delivered, delivered by mail properly addressed in a sealed envelope, postage prepaid by certified or registered mail, delivered by a reputable overnight delivery service, or sent by facsimile. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to the address of the Executive on the books and records of the Employer at the time of the delivery of such notice, and properly addressed to the Employer if addressed to Mountain 1st Bank & Trust Company, 101 Jack Street, Hendersonville, North Carolina 28792, Attention: Corporate Secretary.

7.5 Severability. If there is a conflict between any provision of this Agreement and any statute, regulation, or judicial precedent, the latter shall prevail, but the affected provisions of this Agreement shall be curtailed and limited solely to the extent necessary to bring them within the requirements of law. If any provision of this Agreement is held by a court of competent jurisdiction to be indefinite, invalid, void or voidable, or otherwise unenforceable, the remainder of this Agreement shall continue in full force and effect unless that would clearly be contrary to the intentions of the parties or would result in an injustice.

7.6 Captions and Counterparts. The captions in this Agreement are solely for convenience. The captions do not define, limit, or describe the scope or intent of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7 No Duty to Mitigate. The Employer hereby acknowledges that it will be difficult and could be impossible (x) for the Executive to find reasonably comparable employment after employment termination, and (y) to measure the amount of damages the Executive may suffer as a result of termination. Additionally, the Employer acknowledges that its general severance pay plans do not provide for mitigation, offset, or reduction of any severance payment received thereunder. The Employer further acknowledges that the payment of severance benefits under this Agreement is reasonable and shall be liquidated damages. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment. Moreover, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned or benefits provided as the result of employment of the Executive or as a result of the Executive being self-employed after employment termination.

7.8 Amendment and Waiver. This Agreement may not be amended, released, discharged, abandoned, changed, or modified except by an instrument in writing signed by each of the parties hereto. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not be construed to be a waiver of any such provision or affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision. No waiver or any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

7.9 Payment of Legal Fees. The Employer is aware that after a Change in Control management could cause or attempt to cause the Employer to refuse to comply with its obligations under this Agreement, or could institute or cause or attempt to cause the Employer to institute litigation seeking to have this Agreement declared unenforceable, or could take or attempt to take other action to deny Executive the benefits intended under this Agreement. In these circumstances the purpose of this Agreement would be frustrated. The Employer desires that the Executive not be required to incur the expenses associated with the enforcement of rights under this Agreement, whether by litigation or other legal action, because the cost and expense thereof would substantially detract from the benefits intended to be granted to the Executive hereunder. The Employer desires that the Executive not be forced to negotiate settlement of rights under this Agreement under threat of incurring expenses. Accordingly, if after a Change in Control occurs it appears to the Executive that (x) the Employer has failed to comply with any of its obligations under this Agreement, or (y) the Employer or any other person has taken any action to declare this Agreement void or unenforceable, or instituted any litigation or other legal action designed to deny, diminish, or to recover from the Executive the benefits intended to be provided to the Executive hereunder, the Employer irrevocably authorizes the Executive from time to time to retain counsel of the Executive’s choice, at the Employer’s expense as provided in this section 7.9, to represent the Executive in the initiation or defense of any litigation or other legal action, whether by or against the Employer or any director, officer, stockholder, or other person affiliated with the Employer, in any jurisdiction. Despite any existing or previous attorney-client relationship between the Employer and any counsel chosen by the Executive under this section 7.9, the Employer irrevocably consents to the Executive entering into an attorney-client relationship with that counsel, and the Employer and the Executive agree that a confidential relationship shall exist between the Executive and that counsel. The fees and expenses of counsel selected from time to time by the Executive as provided in this section shall be paid or reimbursed to the Executive by the Employer on a regular, periodic basis upon presentation by the Executive of a statement or statements prepared by counsel in accordance with counsel’s customary practices, up to a maximum aggregate amount of $500,000, whether suit be brought or not, and whether or not incurred in trial, bankruptcy, or appellate proceedings. The Employer’s obligation to pay the Executive’s legal fees provided by this section 7.9 operates separately from and in addition to any legal fee reimbursement obligation the Employer may have with the Executive under any separate severance or other agreement. Despite anything in this Agreement to the contrary, however, the Employer shall not be required to pay or reimburse Executive’s legal expenses if doing so would violate section 18(k) of the Federal Deposit Insurance Act [12 U.S.C. 1828(k)] and Rule 359.3 of the Federal Deposit Insurance Corporation [12 CFR 359.3].

7.10 Consultation with Counsel and Interpretation of this Agreement. The Executive has had the assistance of counsel of the Executive’s choosing in the negotiation of this Agreement or the Executive has chosen not to have the assistance of counsel. Both parties hereto having participated in the negotiation and drafting of this Agreement, they hereby agree that there shall not be strict interpretation against either party in any review of this Agreement in which interpretation of the Agreement is an issue.

7.11 Compliance with Internal Revenue Code Section 409A. The Employer and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with section 409A of the Internal Revenue Code of 1986. If when the Executive’s employment terminates the Executive is a specified employee, as defined in section 409A of the Internal Revenue Code of 1986, and if any payments under this Agreement, including Articles 4 or 5, will result in additional tax or interest to the Executive because of section 409A, then despite any provision of this Agreement to the contrary the Executive shall not be entitled to the payments until the earliest of (x) the date that is at least six months after termination of the Executive’s employment for reasons other than the Executive’s death, (y) the date of the Executive’s death, or (z) any earlier date that does not result in additional tax or interest to the Executive under section 409A. As promptly as possible after the end of the period during which payments are delayed under this provision, the entire amount of the delayed payments shall be paid to the Executive in a single lump sum. If any provision of this Agreement does not satisfy the requirements of section 409A, the provision shall be applied in a manner consistent with those requirements despite any contrary provision of this Agreement. If any provision of this Agreement would subject the Executive to additional tax or interest under section 409A, the Employer shall reform the provision. However, the Employer shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Employer shall not be required to incur any additional compensation expense as a result of the reformed provision. References in this Agreement to section 409A of the Internal Revenue Code of 1986 include rules, regulations, and guidance of general application issued by the Department of the Treasury under Internal Revenue Code section 409A.

7.12 Compliance with TARP Capital Purchase Program Rules. The Executive hereby acknowledges and agrees that, for as long as the Employer is a participant in and is subject to the Troubled Assets Relief Program (TARP) Capital Purchase Program (CPP) rules and guidance, with debt or equity held by the U.S. Department of the Treasury, the Employer will be bound by the executive compensation and corporate governance requirements of section 111 of the Emergency Economic Stabilization Act of 2008 and any implementing guidance or regulations issued by the Secretary of the U.S. Department of the Treasury. The Executive hereby grants to the U.S. Department of the Treasury a waiver releasing the U.S. Department of the Treasury from any claims that the Employer or the Executive may otherwise have as a result of the issuance of any regulations modifying the terms of benefits plans, arrangements, and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of section 111 of the Emergency Economic Stabilization Act of 2008 and any implementing guidance or regulations issued by the Secretary of the Treasury.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first written above.

EXECUTIVE	MOUNTAIN 1st BANK & TRUST COMPANY

By:
Daniel C. Ayscue
Its:

1st FINANCIAL SERVICES CORPORATION

By:

Its:

Henderson County	)
	)	ss:
State of North Carolina	)

Before me this             day of             , 2009, personally appeared the above named Daniel C. Ayscue,             and             , who acknowledged that they did sign the foregoing instrument and that the same was their free act and deed.

(Notary Seal)	Notary Public
My Commission Expires:

APPENDIX B

ARTICLE 13

NORTH CAROLINA BUSINESS CORPORATION ACT

Dissenters’ Rights

Part 1. Right to Dissent and Obtain Payment for Shares.

§ 55-13-01. Definitions.

In this Article:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-02. Right to dissent.

(a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger whose shares are not affected under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding any other provision of this Article, there shall be no right of shareholders to dissent from, or obtain payment of the fair value of the shares in the event of, the corporate actions set forth in subdivisions (1), (2), or (3) of subsection (a) of this section if the affected shares are any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealer, Inc., or (ii) held by at least 2,000 record shareholders. This subsection does not apply in cases in which either:

(1) The articles of incorporation, bylaws, or a resolution of the board of directors of the corporation issuing the shares provide otherwise; or

(2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

a. Cash;

b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 record shareholders; or

c. A combination of cash and shares as set forth in sub-subdivisions a. and b. of this subdivision. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-167; 1955, c. 1371, s. 1; 1959, c. 1316, ss. 30, 31; 1969, c. 751, ss. 36, 39; 1973, c. 469, ss. 36, 37; c. 476, s. 193; 1989, c. 265, s. 1; 1989 (Reg. Sess., 1990), c. 1024, s. 12.18; 1991, c. 645, s. 12; 1997-202, s. 1.)

§ 55-13-03. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(1) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) He does so with respect to all shares of which he is the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§§ 55-13-04 to 55-13-19. Reserved for future codification purposes.

Part 2. Procedure for Exercise of Dissenters’ Rights.

§ 55-13-20. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this Article and be accompanied by a copy of this Article.

(b) If corporate action creating dissenters’ rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in G.S. 55-13-22.

(c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters’ rights under G.S. 55-13-02 unless he voted for such corporate action. (1925, c. 77, s. 1, c. 235; 1929, c. 269; 1939, c. 5, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-165, 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265. s. 1.)

§ 55-13-21. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-22. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under G.S. 55-13-02 is authorized at a shareholders’ meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters’ notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

(b) The dissenters’ notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters’ rights under G.S. 55-13-02, and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Supply a form for demanding payment;

(4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

(5) Be accompanied by a copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-485, s. 4.)
§ 55-13-23. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55- 167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-24. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. (1925, c. 77, s. 1;1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-25. Payment.

(a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

(b) The payment shall be accompanied by:

(1) The corporation’s most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

(2) An explanation of how the corporation estimated the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under G.S. 55-13-28; and

(5) A copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; c. 770, s. 69; 1997-202, s. 2.)

§ 55-13-26. Failure to take action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under G.S. 55-13-22 and repeat the payment demand procedure. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

§ 55-13-27. Reserved for future codification purposes.

§ 55-13-28. Procedure if shareholder dissatisfied with corporation’s payment or failure to perform.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under G.S. 55-13-25; or

(3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 3.)

§ 55-13-29. Reserved for future codification purposes.

Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court action.

(a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter’s payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

(b) Reserved for future codification purposes.

(c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 4; 1997-485, ss. 5, 5.1.)

§ 55-13-31. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

(2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

APPENDIX C

April 29, 2009

Board of Directors

AB&T Financial Corp.

292 West Main Avenue

Gastonia, NC 28052

Dear Members of the Board:

This letter serves as an update to our letter dated February 12, 2009 regarding the proposed transaction between AB&T Financial Corp. a North Carolina corporation (“AB&T”), and its wholly owned subsidiary, Alliance Bank & Trust, an North Carolina banking corporation (the “Alliance”), and 1st Financial Services Corporation, an North Carolina corporation (“1st Financial”). The companies entered into an Agreement and Plan of Merger (the “Agreement”) dated February 16, 2009, pursuant to which at the Effective Time, and in accordance with the North Carolina Business Corporation Act, as amended, each share of the $1.00 par value common stock of AB&T (“AB&T Stock”) (other than (i) any shares to which rights of dissent and appraisal are properly exercised as provided below and (ii) any shares held other than in a fiduciary capacity or as a result of debts previously contracted by AB&T, Alliance, 1st Financial, or Mountain 1st) and each share of the no par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of AB&T (“AB&T Preferred Stock”) shall be exchanged for the consideration provided in Paragraph 1.03 of the Agreement. Pursuant to Paragraph 1.03, each share of AB&T Stock issued and outstanding immediately before the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive 1.175 shares of 1st Financial Stock (the “Exchange Ratio”).

The forgoing shall be referred to herein as the Merger Consideration. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration and the Exchange Ratio to the shareholders of AB&T.

FIG Partners LLC (“FIG”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and their affiliates may from time to time effect transactions and hold securities of AB&T and/or 1st Financial.

We were retained by AB&T to act as its financial advisor in connection with the Merger. We will receive compensation from AB&T in connection with our services. AB&T has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i) reviewed the Agreement;

(ii) reviewed certain historical publicly available business and financial information concerning AB&T and 1st Financial;

(iii) reviewed certain internal financial statements and other financial and operating data concerning AB&T and 1 st Financial;

(iv) analyzed certain financial projections prepared by the management of AB&T;

(v) held discussions with members of the senior managements of AB&T for the purpose of reviewing the future prospects of AB&T, including financial forecasts related to its businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

(vii) performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by AB&T and 1st Financial and in the discussions with AB&T and 1st Financial managements. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of AB&T and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for AB&T and 1st Financial are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of AB&T, 1st Financial or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of AB&T, 1st Financial or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to AB&T, the Alliance, and 1st Financial. In rendering this opinion, we have been advised by AB&T and 1st Financial and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on 1st Financial or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of 1st Financial or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is solely for the information of the Board of Directors of AB&T and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of AB&T Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, as of the date hereof we reaffirm our opinion dated February 12, 2009 that the Merger Consideration to be received pursuant to the Agreement is fair, from a financial point of view, to the shareholders of AB&T.

Sincerely,

/S/ FIG PARTNERS LLC
FIG PARTNERS LLC

APPENDIX D

April 30, 2009

Board of Directors

1st Financial Services Corporation

101 Jack Street

Hendersonville, NC 28792

Members of the Board:

We understand that 1st Financial Services Corporation (the “Company”) has proposed to enter into an Agreement and Plan of Reorganization dated February 16, 2009 (the “Agreement”) with AB&T Financial Corp. (“AB&T”) (the “Merger”). Under the terms of the Agreement, the Company will issue approximately 3,146,891 shares of stock, based on an exchange ratio of 1.175 shares of the Company for each share of AB&T, in exchange for all AB&T’s 2,678,205 outstanding common shares and 369,636 stock options. You have requested our opinion as to the fairness, from a financial point of view, of said consideration to be paid by the Company under the terms of the Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm, which specializes in the securities of financial institutions in the United States. As part of our investment banking activities, we are regularly engaged in the valuation of financial institutions in the United States and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in North Carolina and the major commercial banks operating in that market. We will receive a fee for our services as financial advisor to the Company and for rendering this opinion. We do not have an investment banking relationship with AB&T.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of AB&T and the Company. We have reviewed: (i) the Agreement; (ii) audited financial statements of AB&T for the five years ended December 31, 2007; (iii) audited financial statements of the Company for five years ended December 31, 2007; (iv) unaudited financial statements of AB&T for the nine months ended September 30, 2008; (v) unaudited financial statements of the Company for the nine months ended September 30, 2008; (vi) any available unaudited bank-level financial statements of AB&T and the Company for the fourth quarter ended December 31, 2008; and (vii) certain other financial and operating information with respect to the business, operations and prospects of AB&T and the Company. We also: (a) held discussions with members of managements of both AB&T and the Company regarding historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stocks of both AB&T and the Company; (c) compared the results of operations of AB&T and the Company with those of certain banking companies which we deemed to be relevant; (d) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (e) computed the relative contribution of AB&T and the Company to various elements of the combined company; and (f) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the

D-1

assets of AB&T. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the consideration provided for in the Agreement is fair, from a financial point of view, to the shareholders of 1st Financial Services Corporation.

Very truly yours,

THE CARSON MEDLIN COMPANY

D-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Indemnification Under North Carolina Statutes

The North Carolina Business Corporation Act (the “NCBCA”) generally provides for the indemnification of officers and directors of corporations in the manner described below.

Permissible Indemnification.    The NCBCA allows corporations, by charter, bylaw, contract or resolution, to indemnify or agree to indemnify their officers, directors, employees and agents and any persons who are or were serving at the corporations’ request as directors, officers, employees or agents of other entities or enterprises or as trustees or administrators under employee benefit plans, against liability and expenses, including reasonable attorneys’ fees, in any proceedings (including without limitation proceedings brought by or on behalf of the corporations themselves) arising out of their status as such or their activities in any of the foregoing capacities. A corporation’s charter or bylaws, or a contract or resolution, may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification and may include provisions establishing reasonable procedures for determining and enforcing those rights.

Corporations may indemnify persons against liability expenses incurred only where those persons conducted themselves in good faith and reasonably believed (1) in the case of conduct in their official corporate capacity, that their conduct was in the corporation’s best interests, and (2) in all other cases, that their conduct was at least not opposed to the corporations’ best interests; and, in the case of criminal proceedings, they had no reasonable cause to believe their conduct was unlawful. However, corporations may not indemnify persons either in connection with proceedings by or in the right of the corporations in which persons were adjudged liable to the corporations, or in connection with other proceeding charging improper personal benefit to the persons (whether or not involving action in an official capacity) in which the persons were adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification.    Unless limited by a corporation’s charter, the NCBCA requires corporations to indemnify their directors or officers who are wholly successful (on the merits or otherwise) in the defense of proceedings to which they were a party because they were directors or officers of the corporations against reasonable expenses incurred in connection with the proceedings.

Advance for Expenses.    Expenses incurred by directors, officers, employees or agents of corporations in defending proceedings may be paid by the corporations in advance of the final disposition of the proceedings as authorized by their boards of directors in the specific case, or as authorized by their charters or bylaws or by any applicable resolutions or contracts, upon receipt of undertakings to repay amounts advanced unless it ultimately is determined that the persons are entitled to be indemnified against those expenses.

Court-Ordered Indemnification.    Unless otherwise provided in a corporation’s charter, directors or officers of corporations who are parties to proceedings may apply for indemnification to the courts conducting the proceedings or to other courts of competent jurisdiction. On receipt of an application, the courts, after giving any notice they deem necessary, may order indemnification if they determine either (1) that the directors or officers are entitled to mandatory indemnification as described above, in which case the courts also will order the corporations to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (2) that the directors or officers are fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not they met the requisite standard of conduct or were adjudged liable to the corporations in connection with proceedings by or in the right of the corporations or on the basis that personal benefit was improperly received in connection with any other proceedings so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification.    The NCBCA defines “director” to include ex-directors and the estate or personal representative of a director. Unless their charters provide otherwise, corporations may indemnify and advance expenses to their officers, employees or agents to the same extent as to their directors and also may indemnify and advance expenses to officers, employees or agents who are not directors to the extent, consistent with public policy, as may be provided in their charters or bylaws, by general or specific action of their boards of directors, or by contract.

Indemnification of Registrant’s Directors and Officers

Registrant’s Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by North Carolina law and require Registrant’s board of directors to take all actions necessary and appropriate to authorize such indemnification. Under North Carolina law, corporations may purchase insurance on behalf of persons who are or were their directors or officers against liability arising out of their status as such. Registrant currently maintains a directors’ and officers’ liability insurance policy covering its directors and executive officers.

Elimination of Director Liability

Registrant’s Articles of Incorporation provide that, to the extent permitted by the NCBCA, individuals serving as directors will not be personally liable in an action by or in the right of Registrant or otherwise for monetary damages for breach of their duties as directors. Under this charter provision, if the North Carolina statutes are amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of Registrant’s directors will be eliminated or limited to the fullest extent permitted by the statutes as amended.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.    The following exhibits are filed or furnished herewith or incorporated herein by reference as part of this Registration Statement:

Exhibit Number	Description
2.01	Agreement and Plan of Merger (incorporated herein by reference from exhibits to Registrant’s 2008 Annual Report on Form 10-K)

3.01	Registrant’s Articles of Incorporation (incorporated herein by reference from exhibits to Registrant’s 2008 Annual Report on Form 10-K)

3.02	Registrant’s Bylaws (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

4.01	Form of Certificate for the Series A Preferred Stock (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

4.02	Warrant dated November 14, 2008, for the purchase of shares of Common Stock (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

4.03	Letter Agreement with U.S. Treasury dated November 14, 2008 (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

5.01	Opinion of Ward and Smith, P.A. as to the legality of the securities (filed herewith)

8.01	Opinion of Porter Keadle Moore, LLP as to federal income tax matters (filed herewith)

Exhibit Number	Description
10.01	Employment Agreement between Registrant and Gregory L. Gibson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.02	Employment Agreement between Registrant and B. Lee Beason (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.03	Employment Agreement between Registrant and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.04	Employment Agreement between Registrant and Vincent K. Rees (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.05	Employment Agreement between Registrant and Kirk P. Robinson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.06	Endorsement Split Dollar Agreement between Mountain 1st and Gregory L. Gibson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.07	Endorsement Split Dollar Agreement between Mountain 1st and Vincent K. Rees (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.08	Endorsement Split Dollar Agreement between Mountain 1st and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.09	Endorsement Split Dollar Agreement between Mountain 1st and B. Lee Beason (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.10	Endorsement Split Dollar Agreement between Mountain 1st and Kirk P. Robinson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.11	Salary Continuation Agreement between Mountain 1st and Gregory L. Gibson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.12	Salary Continuation Agreement between Mountain 1st and Vincent K. Rees (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.13	Salary Continuation Agreement between Mountain 1st and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.14	Salary Continuation Agreement between Mountain 1st and B. Lee Beason (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.15	Salary Continuation Agreement between Mountain 1st and Kirk P. Robinson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.16	2008 Omnibus Equity Plan (incorporated by reference from exhibit to Registrant’s current report on Form 8-K dated July 28, 2008

10.17	Employee Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.18	Amendment No. 1 to Employee Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.19	Form of Employee Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.20	Director Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

Exhibit Number	Description
10.21	Amendment No. 1 to Director Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.22	Form of Director Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.23	Letter Loan Agreement with BB&T — Line of Credit dated June 25, 2008, Letter Loan Agreement — Line of Credit dated June 25, 2008, by and between 1st Financial Services Corporation and Branch Banking and Trust Company (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.24	Promissory Note dated June 25, 2008, by 1st Financial Services Corporation (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.25	Addendum to Promissory Note dated June 25, 2008, by 1st Financial Services Corporation (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.26	Pledge and Security Agreement dated June 25, 2008, by 1st Financial Services Corporation for the benefit of Branch Banking and Trust Company (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.27	Form of Indemnification Agreement by and between the Registrant and each of its directors, Kirk P. Robinson and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated July 28, 2008)

10.28	Letter Agreement dated November 14, 2008, between the Registrant and the United States Department of the Treasury (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

21.01	List of subsidiaries

23.01	Consent of Elliot Davis, PLLC to the inclusion of the financial statements of Registrant (filed herewith)

23.02	Consent of Brown, Edwards and Company to the inclusion of the financial statements of Registrant (filed herewith)

23.03	Consent of Elliott Davis, PLLC to the inclusion of the financial statements of Registrant (filed herewith)

23.04	Consent of The Carson Medlin Company for Registrant

23.05	Consent of FIG Partners, LLC for AB&T Financial Corporation

23.06	Consent of Ward and Smith, P.A. regarding legal opinion (incorporated by reference from the opinion filed herewith)

23.07	Consent of Porter Keadle Moore, LLP regarding tax opinion (incorporated by reference from he opinion filed herewith)

24.01	Powers of Attorney for directors of Registrant (included on the signature page of this Registration Statement)

99.01	Opinion of The Carson Medlin Company (attached as an appendix to the prospectus included herein)

99.02	Opinion of FIG Partners, LLC (attached as an appendix to the prospectus included herein)

99.03*	Form of Appointment of Proxy for special meeting of AB&T Financial Corporation’s shareholders

99.04*	Form of Appointment of Proxy for special meeting of Registrant’s shareholders

99.05*	Consent of Wayne F. Shovelin pursuant to Rule 438

*	Previously filed

Financial Statement Schedules.    No separate financial statement schedules are being filed as all required schedules either are not applicable or are contained in the financial statements included in the Prospectus.

Item 22.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and,

(iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hendersonville, State of North Carolina, on June 17, 2009.

By:	/S/ Gregory L. Gibson
Gregory L. Gibson Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ Gregory L. Gibson Gregory L. Gibson	Chairman, President and Chief Executive Officer (Chief Executive Officer)	June 17, 2009

/S/ Roger A. Mobley Roger A. Mobley	Chief Financial Officer (Chief Financial Officer)	June 17, 2009

* Bradley B. Schnyder	Chairman	June 17, 2009

* William H. Burton	Vice Chairman	June 17, 2009

* B. Lee Beason	Director	June 17, 2009

* Michael D. Foster	Director	June 17, 2009

* James C. Kirkpatrick	Director	June 17, 2009

* H. Steve McManus	Director	June 17, 2009

* Van F. Phillips	Director	June 17, 2009

* Vincent K. Rees	Director	June 17, 2009

* Catherine H. Schroader	Director	June 17, 2009

* John S. Sheiry	Director	June 17, 2009

*By:	/S/ Gregory L. Gibson
Gregory L. Gibson Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description
2.01	Agreement and Plan of Merger (incorporated herein by reference from exhibits to Registrant’s 2008 Annual Report on Form 10-K)

3.01	Registrant’s Articles of Incorporation (incorporated herein by reference from exhibits to Registrant’s 2008 Annual Report on Form 10-K)

3.02	Registrant’s Bylaws (incorporated herein by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

4.01	Form of Certificate for the Series A Preferred Stock (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

4.02	Warrant dated November 14, 2008, for the purchase of shares of Common Stock (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

4.03	Letter Agreement with U.S. Treasury dated November 14, 2008 (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

5.01	Opinion of Ward and Smith, P.A. as to the legality of the securities (filed herewith)

8.01	Opinion of Porter Keadle Moore, LLP as to federal income tax matters (filed herewith)

10.01	Employment Agreement between Registrant and Gregory L. Gibson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.02	Employment Agreement between Registrant and B. Lee Beason (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.03	Employment Agreement between Registrant and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.04	Employment Agreement between Registrant and Vincent K. Rees (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.05	Employment Agreement between Registrant and Kirk P. Robinson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

10.06	Endorsement Split Dollar Agreement between Mountain 1st and Gregory L. Gibson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.07	Endorsement Split Dollar Agreement between Mountain 1st and Vincent K. Rees (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.08	Endorsement Split Dollar Agreement between Mountain 1st and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.09	Endorsement Split Dollar Agreement between Mountain 1st and B. Lee Beason (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.10	Endorsement Split Dollar Agreement between Mountain 1st and Kirk P. Robinson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.11	Salary Continuation Agreement between Mountain 1st and Gregory L. Gibson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.12	Salary Continuation Agreement between Mountain 1st and Vincent K. Rees (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.13	Salary Continuation Agreement between Mountain 1st and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.14	Salary Continuation Agreement between Mountain 1st and B. Lee Beason (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.15	Salary Continuation Agreement between Mountain 1st and Kirk P. Robinson (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.16	2008 Omnibus Equity Plan (incorporated by reference from exhibit to Registrant’s Current Report on Form 8-K dated July 28, 2008)

10.17	Employee Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.18	Amendment No. 1 to Employee Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.19	Form of Employee Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.20	Director Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.21	Amendment No. 1 to Director Stock Option Plan (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.22	Form of Director Stock Option Agreement (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated May 24, 2008)

10.23	Letter Loan Agreement with BB&T — Line of Credit dated June 25, 2008, Letter Loan Agreement - Line of Credit dated June 25, 2008, by and between 1st Financial Services Corporation and Branch Banking and Trust Company (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.24	Promissory Note dated June 25, 2008, by 1st Financial Services Corporation (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.25	Addendum to Promissory Note dated June 25, 2008, by 1st Financial Services Corporation (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.26	Pledge and Security Agreement dated June 25, 2008, by 1st Financial Services Corporation for the benefit of Branch Banking and Trust Company (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated June 25, 2008)

10.27	Form of Indemnification Agreement by and between the Registrant and each of its directors, Kirk P. Robinson and Peggy H. Denny (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated July 28, 2008)

10.28	Letter Agreement dated November 14, 2008, between the Registrant and the United States Department of the Treasury (incorporated by reference from exhibits to Registrant’s Current Report on Form 8-K dated November 13, 2008)

21.01	List of subsidiaries

23.01	Consent of Elliot Davis, PLLC to the inclusion of the financial statements of Registrant (filed herewith)

23.02	Consent of Brown, Edwards and Company to the inclusion of the financial statements of Registrant (filed herewith)

23.03	Consent of Elliot Davis, PLLC to the inclusion of the financial statements of AB&T Financial Corporation (filed herewith)

23.04*	Consent of The Carson Medlin Company for Registrant

23.05*	Consent of FIG Partners, LLC for AB&T Financial Corporation

23.06	Consent of Ward and Smith, P.A. regarding legal opinion (incorporated by reference from the opinion filed herewith)

23.07	Consent of Porter Keadle Moore, LLP regarding tax opinion (incorporated by reference from the opinion filed herewith)

24.01	Powers of Attorney for directors of Registrant (included on signature page)

99.01	Opinion of The Carson Medlin Company (incorporated by reference from the opinion attached to the prospectus included herein)

99.02	Opinion of FIG Partners, LLC (incorporated by reference from the opinion attached to the prospectus included herein)

99.03*	Form of Appointment of Proxy for special meeting of AB&T Financial Corporation’s shareholders

99.04*	Form of Appointment of Proxy for special meeting of Registrant’s shareholders

99.05*	Consent of Wayne F. Shovelin pursuant to Rule 438

*	Previously filed